As filed with the Securities and Exchange Commission on January 4, 2013

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PERNIX THERAPEUTICS HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Maryland	2834	33-0724736
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

10003 Woodloch Forest Drive

The Woodlands, Texas 77380

(832) 934-1825

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Paul Aubert

General Counsel

Pernix Therapeutics Holdings, Inc.

10003 Woodloch Forest Drive

The Woodlands, Texas 77380

(832) 934-1825

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jeffrey R. Harder Jackson Walker L.L.P. 1401 McKinney Suite 1900 Houston, Texas 77010 (713) 752-4346	Allen E. Frederic, III Jones, Walker, Waechter, Poitevent, Carrère & Denègre L.L.P. 201 St. Charles Avenue New Orleans, LA 70170-5100 (504) 582-8000	Michael E. Sullivan, Esq. Latham & Watkins LLP 12636 High Bluff Drive, Suite 400 San Diego, CA 92130 (858) 523-5400

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and upon completion of the merger described in the enclosed document.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer	☐		Accelerated filer	☑
Non-accelerated filer	☐	(Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)
Common Stock, par value $0.01 per share	4,166,667	N/A	$23,201,012	$3,165

(1)	Represents the maximum number of shares of the Registrant’s common stock, par value $0.01 per share, to be issued in connection with the merger described in the proxy statement/prospectus contained herein.
(2)	Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act and calculated pursuant to Rules 457(f)(1) and 457(c) under the Securities Act. The proposed maximum aggregate offering price of the Registrant’s common stock was calculated based upon the market value of shares of Somaxon common stock (the securities to be canceled in the merger) in accordance with Rule 457(c) and is equal to the product of (a) $3.035, the average of the high and low prices per share of Somaxon common stock as quoted on the NASDAQ Capital Market on January 3, 2013, multiplied by (b) 7,644,485, the estimated maximum number of shares of Somaxon common stock outstanding and reserved for issuance as of January 3, 2013 that may be cancelled and exchanged for Pernix common stock pursuant to the merger agreement (assuming the exercise of all outstanding Somaxon stock options (on a net-settlement basis) and restricted stock units).
(3)	Calculated pursuant to Section 6(b) of the Securities Act using the Securities and Exchange Commission Fee Rate (revised October 2012) at a rate equal to $136.40 per $1,000,000 of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION—DATED JANUARY 4, 2013

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Somaxon Pharmaceuticals, Inc. Stockholders:

The board of directors of Somaxon Pharmaceuticals, Inc., which we refer to as Somaxon, has unanimously adopted and approved an Agreement and Plan of Merger, dated as of December 10, 2012, which we refer to as the merger agreement, pursuant to which Pernix Therapeutics Holdings, Inc., which we refer to as Pernix will acquire Somaxon. Upon completion of the merger of Pernix Acquisition Corp. I, a wholly owned subsidiary of Pernix, which we refer to as Acquisition Company, with and into Somaxon, with Somaxon as the surviving corporation, Somaxon will become a wholly owned subsidiary of Pernix. We refer to this transaction as the merger. We are sending you the accompanying proxy statement/prospectus to notify you of the special meeting of Somaxon stockholders being held to vote on the adoption of the merger agreement and related matters, which we refer to as the special meeting or the Somaxon special meeting, and to ask you to vote at the special meeting in favor of the adoption of the merger agreement.

If the merger is completed, Somaxon stockholders will collectively have the right to receive at the effective time of the merger a number of shares of Pernix common stock that in the aggregate equals the quotient of (a) $25,000,000 divided by (b) the volume-weighted average trading price of Pernix’s common stock over the 30 trading-day period ending on the day immediately prior to the closing, which we refer to as the merger consideration. For each share of Somaxon common stock that you hold, you will receive such number of shares of Pernix common stock equal to the quotient of (i) the merger consideration divided by (ii) the total number of outstanding shares of Somaxon common stock (including shares underlying Somaxon options (calculated on a net-settlement basis), warrants (calculated on a net-settlement basis) and restricted stock units); provided that the aggregate number of shares of Pernix common stock issuable as merger consideration shall be no less than 2,777,778 shares at $9 or more per share of Pernix common stock and no greater than 4,166,667 shares at $6 or less per share of Pernix common stock, which range we refer to as the collar. Within the collar, the number of shares that will be issued as merger consideration moves inversely with the volume-weighted average trading price of Pernix’s common stock for the 30 trading-day period ending on the day immediately prior to the closing, which we refer to as the final share price and, as a result, the value of the merger consideration within the collar remains constant at $25 million. In the event that the final share price is less than $6, the merger consideration will fall below $25 million and will equal the product of (A) 4,166,667 multiplied by (B) the final share price. Conversely, if the final share price is greater than $9, the merger consideration will be over $25 million and will equal the product of (A) 2,777,778 multiplied by (B) the final share price. Cash will be paid in lieu of any fractional shares. Pernix common stock is traded on the NYSE MKT LLC under the symbol “PTX.” Somaxon common stock is traded on the NASDAQ Capital Market under the symbol “SOMX.”

We cannot complete the merger unless the holders of a majority of the outstanding shares of Somaxon common stock approve the adoption of the merger agreement. A failure to vote on the proposal to adopt the merger agreement has the same effect as a vote by you AGAINST the adoption of the merger agreement. Therefore, your vote is very important, regardless of the number of shares of common stock you own. Whether or not you expect to attend the Somaxon special meeting in person, we urge you to submit your voting instructions as promptly as possible by (1) accessing the Internet website specified on your proxy card, (2) calling the toll-free number specified on your proxy card, or (3) signing and returning all proxy cards that you receive in the postage-paid envelope provided, so that your shares may be represented and voted at the Somaxon special meeting.

The Somaxon board of directors unanimously recommends that you vote “FOR” the proposal to adopt the merger agreement and the other proposals to be voted upon at the Somaxon special meeting (as more fully described in this proxy statement/prospectus).

The obligations of Pernix and Somaxon to complete the merger are subject to the satisfaction or waiver of several conditions set forth in the merger agreement. More information about Pernix, Somaxon and the merger is contained in the proxy statement/prospectus. We encourage you to read the enclosed proxy statement/prospectus carefully, including the section entitled “Risk Factors” beginning on page 10, which provides a discussion of risk factors that you should consider in evaluating the merger and the other matters on which you are being asked to vote.

The Somaxon special meeting will be held at             , local time, on                     , 2013 at the offices of Latham & Watkins LLP, 12636 High Bluff Drive, Suite 400, San Diego, CA 92130.

We look forward to the successful acquisition of Somaxon by Pernix.

Sincerely,

Richard Pascoe

President and Chief Executive Officer

Somaxon Pharmaceuticals, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The proxy statement/prospectus is dated                     , 2013, and is first being mailed to Somaxon stockholders on or about                     , 2013.

SOMAXON PHARMACEUTICALS, INC.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON                     , 2013

To the stockholders of Somaxon Pharmaceuticals, Inc.:

We are pleased to invite you to attend a special meeting of stockholders of Somaxon Pharmaceuticals, Inc., a Delaware corporation, which we refer to as Somaxon. The meeting will be held at             , local time, on                     , 2013 at the offices of Latham & Watkins LLP, 12636 High Bluff Drive, Suite 400, San Diego, CA 92130 in order to:

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adopt the Agreement and Plan of Merger, dated as of December 10, 2012, among Pernix Therapeutics Holdings, Inc., which we refer to as Pernix, Pernix Acquisition Corp. I, a wholly owned subsidiary of Pernix, which we refer to as Acquisition Company, and Somaxon, pursuant to which Acquisition Company will be merged with and into Somaxon and each outstanding share of common stock of Somaxon, other than shares owned by Pernix, Somaxon or any of their respective subsidiaries (which will be canceled without consideration), will be converted into the right to receive a number of shares of Pernix common stock equal to the quotient of (a) (the quotient of (i) $25,000,000 divided by (ii) the volume-weighted average trading price of Pernix common stock over the 30 trading-day period ending on the day immediately prior to the closing) divided by (b) the total number of outstanding shares of Somaxon common stock (including shares underlying Somaxon options (calculated on a net-settlement basis), warrants (calculated on a net-settlement basis) and restricted stock units), which number we refer to as the exchange ratio, with cash paid in lieu of fractional shares; provided that the aggregate number of shares of Pernix common stock issuable as merger consideration shall be no less than 2,777,778 shares at $9 or more per share of Pernix common stock and no greater than 4,166,667 shares at $6 or less per share of Pernix common stock, which range we refer to as the collar. Within the collar, the number of shares that will be issued as merger consideration moves inversely with the volume-weighted average trading price of Pernix’s common stock for the 30 trading-day period ending on the day immediately prior to the closing, which we refer to as the final share price, and as a result, the value of the merger consideration within the collar remains constant at $25 million. In the event that the final share price is less than $6, the merger consideration will fall below $25 million and will equal the product of (A) 4,166,667 multiplied by (B) the final share price. Conversely, if the final share price is greater than $9, the merger consideration will be over $25 million and will equal the product of (A) 2,777,778 multiplied by (B) the final share price;

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approve adjournment of the Somaxon special meeting, if necessary or appropriate in the view of the Somaxon board of directors, to solicit additional proxies in favor of the proposal to adopt the merger agreement if there are not sufficient votes at the time of such adjournment to adopt the merger agreement; and

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approve, on an advisory (non-binding) basis, the compensation to be paid to Somaxon’s named executive officers that is based on or otherwise relates to the merger, discussed under the section entitled “The Merger—Financial Interests of Somaxon’s Directors and Executive Officers in the Merger—Employment Agreements/Potential Payments upon a Termination in Connection with a Change in Control” beginning on page 81.

Only stockholders of record at the close of business on                     , 2013 are entitled to notice of, and may vote at, the special meeting and at any adjournment of the meeting. A complete list of stockholders of record of Somaxon entitled to vote at the Somaxon special meeting will be available for 10 days prior to the Somaxon special meeting at Somaxon’s executive offices and principal place of business at 440 Stevens Avenue,

Suite 200, Solana Beach, California 92075, for inspection by stockholders of Somaxon during ordinary business hours for any purpose germane to the Somaxon special meeting. The list will also be available at the Somaxon special meeting for examination by any stockholder of record of Somaxon present at the special meeting.

THE BOARD OF DIRECTORS OF SOMAXON UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE MERGER PROPOSAL, “FOR” THE ADJOURNMENT PROPOSAL AND “FOR” THE SAY-ON-COMPENSATION PROPOSAL.

In connection with Somaxon’s solicitation of proxies for the special meeting, we began mailing the accompanying proxy statement/prospectus and proxy card on or about                     , 2013. A failure to vote on the proposal to adopt the merger agreement has the same effect as a vote by you AGAINST the adoption of the merger agreement. Therefore, your vote is very important, regardless of the number of shares of common stock you own. Whether or not you expect to attend the Somaxon special meeting in person, please submit your voting instructions as promptly as possible by (1) accessing the Internet website specified on your proxy card, (2) calling the toll-free number specified on your proxy card or (3) signing and returning all proxy cards that you receive in the postage-paid envelope provided, so that your shares may be represented and voted at the Somaxon special meeting.

Adoption of the merger agreement requires the affirmative vote of holders of a majority of the outstanding shares of Somaxon common stock entitled to vote on the proposal.

Your vote is very important. Please submit your voting instructions using one of the methods above to ensure that your vote will be counted. Your proxy may be revoked by you at any time before the vote at the special meeting by following the procedures outlined in the accompanying proxy statement/prospectus.

By Order of the Board of Directors,

Richard Pascoe

President, Chief Executive Officer and Director

Solana Beach, California

                     , 2013

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ANNEXES

Annex A	Agreement and Plan of Merger
Annex B	Opinion of Stifel, Nicolaus & Company, Incorporated

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Pernix from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your request. You can obtain the documents incorporated by reference into this proxy statement/prospectus by requesting them in writing or by telephone from Pernix at the following address or telephone number:

Pernix Therapeutics Holdings, Inc.

10003 Woodloch Forest Drive

The Woodlands, Texas 77380

(832) 934-1825

Attn: Investor Relations

In addition, if you have questions about the merger transaction or the proxy statement/prospectus, would like additional copies of the proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, you may contact Georgeson, Inc., Somaxon’s proxy solicitor, at the address and telephone number listed below. You will not be charged for any of such documents that you request.

199 Water Street—26th Floor

New York, NY 10038

Banks and Brokers Call: (212) 440-9800

All Other Shareholders Call Toll Free: (800) 509-0957

Investors may also consult Somaxon’s and Pernix’s websites for more information concerning the merger described in this proxy statement/prospectus. Somaxon’s website is www.somaxon.com and Pernix’s website is www.pernixtx.com. Information included on these websites is not incorporated by reference into this proxy statement/prospectus.

To obtain timely delivery of the documents in advance of the special meeting of stockholders, you must request the information no later than                     , 2013 (which is five business days prior to the date of the special meeting).

For more information, see the section entitled “Where You Can Find More Information” beginning on page 124.

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed with the Securities and Exchange Commission, which we refer to as the SEC, by Pernix (File No. 333-                    ), constitutes a prospectus of Pernix under Section 5 of the Securities Act of 1933, as amended, which we refer to as the Securities Act, with respect to the Pernix common shares to be issued to Somaxon stockholders as required by the merger agreement. This document also constitutes a proxy statement of Somaxon under Section 14(a) of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, with respect to the special meeting of Somaxon stockholders, at which Somaxon stockholders will be asked to vote upon a proposal to adopt the merger agreement and other proposals.

You should rely only on the information contained or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is

dated                     , 2013. You should not assume that the information contained in, or incorporated by reference into, this proxy statement/prospectus is accurate as of any date other than the date on the front cover of such documents. Neither the mailing of this proxy statement/prospectus to Somaxon stockholders nor the issuance by Pernix of common stock in connection with the merger will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this proxy statement/prospectus regarding Pernix has been provided by Pernix and information contained in this proxy statement/prospectus regarding Somaxon has been provided by Somaxon.

QUESTIONS AND ANSWERS

The following are answers to some questions that you, as a stockholder of Somaxon, may have regarding the merger, the merger agreement and the other matters being considered at the stockholders meeting of Somaxon, which we refer to as the special meeting or the Somaxon special meeting. Somaxon urges you to read carefully the remainder of this proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the merger, the merger agreement and the other matters being considered at the special meeting. Additional important information is also contained in the annexes to and the documents incorporated by reference into this proxy statement/prospectus. For more information, see the section entitled “Where You Can Find More Information” beginning on page 124.

Questions About the Merger

Q:	Why am I receiving this proxy statement/prospectus?

A:	Pernix and Somaxon have agreed to an acquisition of Somaxon by Pernix under the terms of a merger agreement that is described in this proxy statement/prospectus. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A.

In order to complete the merger, Somaxon stockholders must vote to adopt the merger agreement, and all other conditions to the merger must be satisfied or waived.

Somaxon is holding the special meeting to obtain stockholder approval of the proposal to adopt the merger agreement, which we refer to as the merger proposal. This proxy statement/prospectus contains important information about the merger and the Somaxon special meeting, and you should read it carefully. The enclosed proxy materials allow you to submit your instructions on how to vote your shares without attending the special meeting in person.

You are also being asked to vote on a proposal to adjourn the Somaxon special meeting, if necessary or appropriate in the view of the Somaxon board of directors, to solicit additional proxies in favor of the merger proposal if there are not sufficient votes at the time of such adjournment to adopt the merger agreement, which we refer to as the adjournment proposal. In addition, you are also being asked to vote on a proposal to approve, on an advisory (non-binding) basis, certain compensation payable to Somaxon’s named executive officers that is based on or otherwise related to the merger, which we refer to as the say-on-compensation proposal.

Your vote is important. We encourage you to vote as soon as possible. For more information on how to vote your shares, please see the section entitled “The Somaxon Special Meeting” beginning on page 52.

Q:	What vote is required to adopt each proposal?

A:	The merger proposal requires the affirmative vote of holders of a majority of the outstanding shares of Somaxon common stock entitled to vote on the proposal.

The adjournment proposal and the (non-binding) say-on-compensation proposal each requires the affirmative vote of holders of a majority of the shares of Somaxon common stock entitled to vote on the proposal present or represented by proxy at the special meeting.

Q:	What will happen in the merger?

A:	At the effective time, a wholly owned subsidiary of Pernix will merge with and into Somaxon, with Somaxon continuing as the surviving entity and a wholly owned subsidiary of Pernix, this transaction is referred to herein as the merger. For more information, see “The Merger” and “—The Merger Agreement” beginning on pages 57 and 85, respectively.

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Q:	What will I receive for my shares of Somaxon common stock in the merger?

A:	If the merger is completed, each share of Somaxon common stock (other than shares held by Pernix, Acquisition Company, any wholly owned subsidiary of Pernix or Acquisition Company or in Somaxon’s treasury, which shall be canceled without any conversion thereof or payment thereto), will be converted into a number of shares of Pernix common stock equal to the exchange ratio, provided that the aggregate number of shares of Pernix common stock issuable as merger consideration shall stay inside the collar. No fractional shares of Pernix common stock shall be issued in the merger and Somaxon stockholders who would otherwise have been entitled to receive a fraction of a share (after taking into account all Somaxon shares exchanged by such holder) will receive cash in lieu of fractional shares. For more information, see “The Merger—Effects of the Merger” beginning on page 57.

Q:	Do you expect the merger to be taxable to Somaxon stockholders?

A:	Generally, no. The merger is intended to qualify as a reorganization for United States income tax purposes. Assuming the merger qualifies as a reorganization, receipt of Pernix common stock in exchange for Somaxon common stock pursuant to the merger will not be a taxable transaction for United States income tax purposes. A Somaxon stockholder who receives cash in lieu of fractional shares of Pernix common stock in the merger will generally recognize capital gain or loss for United States federal income tax purposes equal to the difference, if any, between (i) the cash received and (ii) the stockholder’s adjusted tax basis allocated to such fractional share of Pernix common stock.

You should read the section entitled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 76 for a more complete discussion of the United States federal income tax consequences of the merger. Tax matters can be complicated and the tax consequences of the merger to you will depend on your particular tax situation. You should consult your tax advisor to determine the tax consequences of the merger to you.

Q:	What conditions must be satisfied to consummate the merger?

A:	In addition to the Somaxon stockholder approval described above, the consummation of the merger is subject to a number of conditions. These conditions include:

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the declaration of the effectiveness of the registration statement on Form S-4 (of which this proxy statement/prospectus forms a part) under the Securities Act of 1933, as amended, and the absence of any stop order or proceeding seeking a stop order affecting such registration statement;

•	receipt of the requisite approval of Somaxon stockholders;

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the absence of any temporary restraining order, preliminary or permanent injunction, or any other order, decree, judgment or other ruling, in each case, issued, enacted or adopted by any governmental authority of a competent jurisdiction in the United States making consummation of the merger illegal;

•	the Pernix common shares deliverable to Somaxon stockholders in connection with the merger transaction shall have been authorized for listing on the NYSE MKT LLC, upon official notice of issuance;

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the receipt of a written opinion from Jackson Walker L.L.P. to the effect that, for U.S. federal income tax purposes, the merger transaction will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code;

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the receipt of a written opinion from Latham & Watkins LLP to the effect that, for U.S. federal income tax purposes, the merger transaction will qualify as a “reorganization” within the meaning of Section 368(a) of the Code;

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the representations and warranties of each party to the merger agreement remaining true and correct at signing and the effective time; provided, however, that this condition shall be deemed to be satisfied so long as any failure of such representations and warranties to be true and correct has not, individually or in the aggregate, had a material adverse effect, on Somaxon or Pernix, as applicable;

•	the performance or compliance by each party to the merger agreement in all material respects with its obligations and covenants under the merger agreement; and

•	the absence of any continuing material adverse effect concerning the business, financial condition or results of operation of Somaxon since the date of the merger agreement.

Q:	Do I need to do anything with my Somaxon common stock certificates now?

A:	No. After the merger is completed, if you held certificates representing shares of Somaxon common stock prior to the merger, Pernix’s exchange agent will send you a letter of transmittal and instructions for exchanging your shares of Somaxon common stock for the merger consideration. Upon surrender of the certificates for cancellation along with the executed letter of transmittal and other required documents described in the instructions, a Somaxon stockholder will receive the merger consideration. The shares of Pernix common stock you receive in the merger will be issued in book-entry form.

Questions About the Somaxon Special Meeting

Q:	When and where will the meeting be held?

A:	The Somaxon special meeting will be held at , local time, on , 2013 at the offices of Latham & Watkins LLP, 12636 High Bluff Drive, Suite 400, San Diego, CA 92130.

Q:	How do I vote?

A:	If you are a stockholder of record of Somaxon as of the record date for the special meeting, you may vote in person by attending the special meeting or, to ensure your shares are represented at the special meeting if you do not attend the special meeting, you may submit your voting instructions by:

•	accessing the Internet website specified on your proxy card;

•	calling the toll-free number specified on your proxy card; or

•	signing and returning the enclosed proxy card in the postage-paid envelope provided.

If you hold Somaxon shares in the name of a broker, bank or nominee, please follow the voting instructions provided by your broker, bank or nominee to ensure that your shares are represented at the special meeting.

Q:	How does the Somaxon board of directors recommend that I vote?

A:	The Somaxon board of directors recommends that holders of Somaxon common stock vote “FOR” the merger proposal, “FOR” the adjournment proposal and “FOR” the say-on-compensation proposal.

Q:	How many votes do I and others have?

A:	You are entitled to one vote for each share of Somaxon common stock that you owned as of the record date. As of the close of business on December 31, 2012, there were 7,198,218 outstanding shares of Somaxon common stock.

As of December 31, 2012, approximately 11.1% of the outstanding shares of Somaxon common stock were beneficially owned by the directors and executive officers of Somaxon. Somaxon currently expects that its directors and executive officers will vote their shares in favor of adoption of the merger agreement, but none of Somaxon’s directors or executive officers have entered into any agreement obligating them to do so.

Q:	What will happen if I fail to vote or I abstain from voting?

A:	Your failure to vote will have the same effect as a vote against the proposal to adopt the merger agreement, but will have no effect on the adjournment proposal or the say-on-compensation proposal. Your abstention from voting will have the same effect as a vote against the proposal to adopt the merger agreement, the adjournment proposal and the say-on-compensation proposal.

Q:	What constitutes a quorum?

A:	Stockholders who hold at least a majority of the issued and outstanding Somaxon common stock and who are entitled to vote must be present or represented by proxy in order to constitute a quorum to conduct the special meeting.

Q:	If my shares are held in street name by my broker, bank or nominee, will my broker, bank or nominee vote my shares for me?

A:	If you hold your shares in a stock brokerage account or if your shares are held by a broker, bank or nominee (that is, in street name), you must provide your broker, bank or nominee with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to Somaxon or by voting in person at the special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or nominee. Further, brokers, banks and nominees who hold shares of Somaxon common stock on behalf of their customers may not give a proxy to Somaxon to vote those shares without specific instructions from their customers.

If you do not instruct your bank, broker or other nominee on how to vote your shares, your bank, broker or other nominee may not vote your shares on the proposal to adopt the merger agreement, the adjournment proposal or the say-on-compensation proposal. A broker non-vote will have the same effect as a vote against the proposal to adopt the merger agreement, but will have no effect on the adjournment proposal or the say-on-compensation proposal. Because there are no proposals being voted upon at the Somaxon special meeting that brokers have discretionary authority to vote on, Somaxon does not expect any broker non-votes on any of the proposals.

Q:	What will happen if I return my proxy card without indicating how to vote?

A:	If you sign and return your proxy card without indicating how to vote on any particular proposal, the Somaxon common stock represented by your proxy will be voted in favor of that proposal.

Q:	Can I change my vote after I have returned a proxy or voting instruction card?

A:	Yes. You can change your vote at any time before your proxy is voted at the special meeting. You can do this in one of three ways:

•	you can grant a new, valid proxy bearing a later date;

•	you can send a signed notice of revocation; or

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if you are a holder of record, you can attend the special meeting and vote in person, which will automatically cancel any proxy previously given, or you may revoke your proxy in person, but your attendance alone will not revoke any proxy that you have previously given.

If you choose either of the first two methods, your notice of revocation or your new proxy must be received by the Somaxon corporate Secretary no later than the beginning of the special meeting. If your shares are held in street name by your broker, bank or nominee, you should contact them to change your vote.

Q:	When do you expect the merger to be completed?

A:	We hope to complete the merger in the first quarter of 2013. However, the merger is subject to approvals and other conditions, and it is possible that factors outside the control of both companies could result in the merger being completed at a later time, or not at all. There may be a substantial amount of time between the Somaxon special meeting and the completion of the merger. We hope to complete the merger as soon as reasonably practicable following the receipt of all required approvals.

Q:	What do I need to do now?

A:	Carefully read and consider the information contained in and incorporated by reference into this proxy statement/prospectus, including its annexes.

In order for your shares to be represented at the Somaxon special meeting:

•	you can submit voting instructions through the Internet or by telephone by following the instructions included on your proxy card;

•	you can indicate on the enclosed proxy card how you would like to vote and return the card in the accompanying pre-addressed postage paid envelope; or

•	you can attend the special meeting in person.

Q:	What happens if I sell my shares after the record date but before the special meeting?

A:	The record date for the special meeting is earlier than the date of the special meeting and earlier than the date that the merger is expected to be completed. If you sell or otherwise transfer your Somaxon common stock after the record date but before the date of the special meeting, you will retain your right to vote at the special meeting. However, you will not have the right to receive the merger consideration to be received by Somaxon stockholders in the merger. In order to receive the merger consideration, you must hold your shares through completion of the merger.

Q:	Do I need identification to attend the Somaxon special meeting in person?

A:	Yes. Please bring proper identification, together with proof that you are a record owner of Somaxon common stock. If your shares are held in street name, please bring acceptable proof of ownership, such as a letter from your broker or an account statement stating or showing that you beneficially owned shares of Somaxon common stock on the record date.

Q:	Will a proxy solicitor be used?

A:	Yes. Somaxon has retained Georgeson, Inc., which we refer to as Georgeson, to assist in the distribution and solicitation of proxies for the special meeting and will pay Georgeson a fee of approximately $15,000 plus reimbursement of out-of-pocket expenses. In addition, proxies may be solicited by officers and directors and regular employees of Somaxon, without additional remuneration, by mail, personal interview, telephone, facsimile or otherwise, but no additional compensation will be paid to them.

Q:	Who can help answer my questions?

A:	If you have questions about the merger or the other matters to be voted on at the special meeting or desire additional copies of this proxy statement/prospectus or additional proxy cards, you should contact:

199 Water Street—26th Floor

New York, NY 10038

Banks and Brokers Call: (212) 440-9800

All Other Shareholders Call Toll Free: (800) 509-0957

SUMMARY

This summary highlights information contained elsewhere in this proxy statement/prospectus and may not contain all the information that is important to you. We urge you to read carefully the remainder of this proxy statement/prospectus, including the attached annexes, and the other documents to which we have referred you because this section does not provide all the information that might be important to you with respect to the merger and the related matters being considered at the Somaxon special meeting. See also the section entitled “Where You Can Find More Information” on page 124. We have included page references to direct you to a more complete description of the topics presented in this summary.

The Companies

Somaxon (See page 50)

Somaxon is a specialty pharmaceutical company focused on the in-licensing, development and commercialization of proprietary branded products and product candidates to treat important medical conditions where there is an unmet medical need and/or high level of patient dissatisfaction, currently in the central nervous system therapeutic area. In March 2010, the U.S. Food and Drug Administration, or FDA, approved Somaxon’s New Drug Application, or NDA, for SILENOR® 3mg and 6mg tablets for the treatment of insomnia characterized by difficulty with sleep maintenance. Silenor was made commercially available by prescription in the United States in September 2010.

Somaxon’s principal executive offices are located at 440 Stevens Avenue, Suite 200, Solana Beach, California 92075, and its telephone number is (858) 876-6500. Somaxon had approximately 20 full-time employees as of December 31, 2012. Additional information about Somaxon and its subsidiaries is included in this proxy statement/prospectus.

Pernix (See page 50)

Pernix is a specialty pharmaceutical company focused on the sales, marketing, manufacturing and development of branded, generic and over-the-counter, which we refer to as OTC, pharmaceutical products for pediatric and adult indications in a variety of therapeutic areas. Pernix expects to continue to execute its growth strategy which includes the horizontal integration of its branded prescription, generic and OTC businesses. Pernix manages a portfolio of branded and generic products. Pernix’s branded products for the pediatrics market include CEDAX®, an antibiotic for middle ear infections, NATROBA™, a topical treatment for head lice marketed under an exclusive co-promotion agreement with ParaPRO, LLC, and a family of prescription treatments for cough and cold (BROVEX®, ALDEX® and PEDIATEX®). Pernix’s branded products for gastroenterology include OMECLAMOX-PAK®, a 10-day treatment for H. pylori infection and duodenal ulcer disease, and REZYST™, a probiotic blend to promote dietary management. In addition, a product candidate utilizing cough-related intellectual property is in development for the U.S. OTC market. Pernix promotes its branded pediatric and gastroenterology products through its sales force. Pernix markets its generic products through its wholly owned subsidiary, Macoven Pharmaceuticals. Pernix’s wholly owned subsidiary, Great Southern Laboratories, which we refer to as GSL, manufactures and packages products for the pharmaceutical industry in a wide range of dosage forms.

On December 31, 2012, Pernix completed the acquisition of Cypress Pharmaceuticals, Inc. and its subsidiary Hawthorn Pharmaceuticals, Inc., both of which were privately owned branded pharmaceutical companies, which we refer to collectively as Cypress. Pernix paid $52 million in cash, issued 4,427,084 shares of Pernix common stock having an aggregate market value equal to approximately $34 million based on the volume-weighted average price per share as reported on the NYSE MKT LLC for the thirty (30) trading days ended November 12, 2012, and agreed to pay up to $6.5 million on December 15, 2013, $4.5 million to be deposited in escrow on December 15, 2013 and $5.0 million in shares of Pernix common stock upon the occurrence of a milestone event, for an aggregate purchase price of up to $102 million. Pernix agreed to file a registration statement on Form S-3 by January 15, 2013 covering a resale of the Pernix common stock issued to the former stockholders of Cypress and thereafter use its commercially reasonable efforts to cause the registration statement to become effective for a period of up to two years. Pernix entered into a $42 million credit facility on December 31, 2012 with Midcap Funding V, LLC, as administrative agent, as a lender and as co-bookrunner and sole lead arranger, Business Development Corporation of America, as co-bookrunner, and additional lenders from time to time party thereto. Subject to certain permitted liens, the obligations under this facility are secured by a first priority perfected security interest in substantially all of the assets of Pernix and its subsidiaries. The proceeds from this facility were used to fund a portion of the cash consideration of the acquisition of Cypress, to repay existing indebtedness and to pay certain related expenses.

Cypress, founded in 1993, is headquartered in Madison, MS and has 170 employees, including 115 sales reps. Cypress offers a wide array of branded pharmaceutical products in the areas of cough and cold, nutritional supplements, analgesics, urinary tract, women’s health, pre-natal vitamins and dental health, as well as allergy, respiratory, iron deficiency, nephrology and pain management.

On July 2, 2012, Pernix completed its acquisition of the business assets of GSL, a pharmaceutical contract manufacturing company located in Houston, Texas. Pernix closed on the related real estate on August 30, 2012. Upon the final closing, Pernix paid an aggregate of approximately $4.6 million, and assumed certain liabilities totaling approximately $5.5 million, for substantially all of GSL’s assets, including the land and buildings in which GSL operates. GSL has an established manufacturing facility with an existing base of customers in the pharmaceutical industry, which provides Pernix with additional income and potential cost savings. Pernix acquired the GSL assets through a wholly owned subsidiary, Pernix Manufacturing, LLC, and continues to operate the business under the name Great Southern Laboratories.

Pernix was incorporated in November 1996 and is headquartered in The Woodlands, Texas and employs approximately 166 people full-time, 58 of which are employed at Great Southern Laboratories. Pernix’s principal executive offices are located at 10003 Woodloch Forest Drive, The Woodlands, Texas 77380, and its telephone number is (832) 934-1825.

Additional information about Pernix and its subsidiaries is included in this proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” on page 124.

Acquisition Company (See page 51)

Acquisition Company, a wholly owned subsidiary of Pernix, is a Delaware corporation formed on December 5, 2012 for the purpose of effecting the merger.

Acquisition Company has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable notice filings in connection with the merger. The address for Acquisition Company is 10003 Woodloch Forest Drive, The Woodlands, Texas 77380, and its phone number is (832) 934-1825.

The Merger and the Merger Agreement

A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus. We encourage you to read the entire merger agreement carefully because it is the principal document governing the merger.

Form of Merger

Subject to the terms and conditions of the merger agreement, at the effective time of the merger, Acquisition Company will merge with and into Somaxon. Somaxon will survive the merger as a wholly owned subsidiary of Pernix.

Treatment of Somaxon Equity Awards; Consideration to be Received in the Merger (See pages 80 and 86)

Treatment of Outstanding Shares. In the merger, each share of Somaxon common stock, other than shares owned by Pernix, Somaxon or any of their respective subsidiaries (which will be canceled without consideration), will be converted into the right to receive shares of Pernix common stock equal to the exchange ratio, with cash paid in lieu of fractional shares.

Treatment of Stock Options. Pursuant to, and as further described in, the merger agreement, immediately prior to the effective time of the merger, each outstanding option to purchase Somaxon common stock under any Somaxon stock option plan will vest and become exercisable. All unexercised options will, by virtue of the merger, be canceled and converted into a right to receive a number of Pernix common shares equal to the product of (i) the number of shares of Somaxon common stock subject to the option immediately prior to the effective time (calculated as if such option was exercised on a net settlement basis) and (ii) the exchange ratio, rounded down to the nearest whole share, subject to adjustment for the withholding of taxes.

Treatment of Warrants. Pursuant to, and as further described in, the merger agreement, at the effective time of the merger, each unexercised and unexpired warrant to purchase Somaxon common stock under all outstanding warrant agreements will be assumed by Pernix under the same terms and conditions set forth in the applicable warrant agreement, except that each warrant will be exercisable for such number of shares of Pernix common stock equal to the product of (a) the number of shares of Somaxon common stock that were issuable upon exercise of such warrant immediately prior to the effective time, and (b) the exchange ratio, rounded down to the nearest whole share. The per share exercise price for the shares of Pernix common stock issuable upon exercise of a warrant will be equal to the quotient determined by dividing (i) the exercise price of the warrant immediately prior to the effective time by (ii) the exchange ratio, rounded up to the nearest whole cent. Except as set forth above, each assumed warrant will be subject to the same terms and conditions as were applicable to the corresponding warrant to purchase Somaxon common stock immediately prior to the effective time of the merger.

Treatment of Restricted Stock Units. Pursuant to, and as further described in, the merger agreement, each unvested restricted stock unit outstanding immediately prior to the effective time of the merger under Somaxon’s equity incentive plans will vest and will be canceled in exchange for the right to receive a number of shares of Pernix common stock equal to the product of (a) the number of shares of Somaxon common stock issuable upon settlement of such restricted stock unit and (b) the exchange ratio, subject to adjustment for the withholding of taxes.

For the purposes of the conversion of the Somaxon stock options, warrants and restricted stock units described above, the exchange ratio is the quotient obtained by dividing ((a) (i) $25,000,000 divided by (ii) the final share price) by (b) the total number of outstanding shares of Somaxon common stock; provided that the aggregate number of shares of Pernix common stock issuable as merger consideration shall stay inside the collar. Within the collar, the number of shares that will be issued as merger consideration moves inversely with the final share price, and as a result, the value of the merger consideration within the collar remains constant at $25 million. In the event that the final share price is less than $6, the merger consideration will fall below $25 million and will equal the product of (A) 4,166,667 multiplied by (B) the final share price. Conversely, if the final share price is greater than $9, the merger consideration will be over $25 million and will equal the product of (A) 2,777,778 multiplied by (B) the final share price. The total number of outstanding shares of Somaxon’s common stock includes (x) the aggregate number of shares of Somaxon common stock outstanding immediately prior to the effective time, (y) the aggregate number of shares of Somaxon common stock issuable upon exercise or conversion in full of all outstanding (I) options to purchase Somaxon common stock (calculated on a net settlement basis), (II) warrants to purchase Somaxon common stock (calculated on a net settlement basis) and (III) Somaxon restricted stock units.

Material U.S. Federal Income Tax Consequences of the Merger (See page 76)

The merger is intended to qualify as a tax-free reorganization for United States income tax purposes. Assuming the merger qualifies as a reorganization, a Somaxon stockholder will not recognize gain or loss as a result of such stockholder’s Somaxon common shares being exchanged in the merger for shares of Pernix common stock, except as described below with respect to the receipt of cash in lieu of a fractional share of Pernix common stock. A Somaxon stockholder who receives cash in lieu of a fractional share of Pernix common stock in the merger will generally recognize capital gain or loss for United States federal income tax purposes equal to the difference, if any, between (a) the cash received and (b) the stockholder’s adjusted tax basis allocated to such fractional share of Pernix common stock.

A Somaxon stockholder’s aggregate tax basis in shares of Pernix common stock received in the merger, including any fractional share interests deemed received and exchanged as described below, will equal the aggregate tax basis of the Somaxon common stock surrendered in the merger. A Somaxon stockholder’s holding period for shares of Pernix common stock received in the merger will include the stockholder’s holding period for the shares of Somaxon common stock surrendered in the merger.

Tax matters are very complicated, and the tax consequences of the merger to a particular stockholder will depend on such stockholder’s circumstances. Accordingly, Pernix and Somaxon urge Somaxon stockholders to consult their tax advisors for a full understanding of the tax consequences of the merger to them, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws.

Somaxon’s Reasons for the Merger and Recommendations of Somaxon’s Board of Directors (See page 63)

After careful consideration, the Somaxon board of directors, on December 10, 2012, approved the merger agreement by a unanimous vote of the directors present. For the factors considered by the Somaxon board of directors in reaching its decision to approve the merger agreement, see the section entitled “The Merger—Somaxon’s Reasons for the Merger and Recommendation of Somaxon’s Board of Directors” beginning on page 63. The Somaxon board of directors recommends that the Somaxon stockholders vote “FOR” the proposal to adopt the merger agreement at the Somaxon special meeting, “FOR” the adjournment proposal and “FOR” the say-on-compensation proposal.

Opinion of Somaxon’s Financial Advisor—Stifel, Nicolaus & Company, Incorporated (See page 67)

Stifel, Nicolaus & Company, Incorporated, or Stifel Nicolaus, delivered its opinion to the Somaxon board of directors on December 10, 2012 that, as of the date of the opinion and based upon and subject to the factors, assumptions, limitations and qualifications set forth therein, the merger consideration of $25 million, provided that the aggregate number of shares of Pernix common stock which may be issued will stay within the collar (which consideration is referred to in this proxy statement/prospectus as the merger consideration) was fair to the holders of Somaxon common stock, from a financial point of view. The full text of the written opinion of Stifel Nicolaus, dated December 10, 2012, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B to this proxy statement/prospectus. Somaxon’s stockholders should read the opinion in its entirety. Stifel Nicolaus provided its opinion for the information and assistance of the Somaxon board of directors in connection with the Somaxon board of director’s consideration of the merger. Stifel Nicolaus’ opinion is not a recommendation to the

Somaxon board of directors as to how the Somaxon board of directors should vote on the merger or to any Somaxon stockholder as to how such stockholder should vote his, her, or its shares of common stock with respect to the merger.

Financial Interests of Somaxon’s Directors and Executive Officers in the Merger (See page 79)

In considering the recommendation of the Somaxon board of directors to adopt the merger agreement, Somaxon stockholders should be aware that certain Somaxon directors and executive officers have interests in the merger that are different from, or in addition to, those of Somaxon stockholders generally. These interests, which may create actual or potential conflicts of interest, are, to the extent material, described in the section entitled “The Merger—Financial Interests of Somaxon’s Executive Officers and Directors in the Merger.” The Somaxon board of directors was aware of these potential conflicts of interest and considered them, among other matters, in evaluating and negotiating the merger agreement, in reaching its decision to approve the merger agreement, and in recommending to Somaxon stockholders that the merger agreement be adopted. These interests include the following:

•

The merger agreement provides that all outstanding options and restricted stock units, including those held by directors and executive officers of Somaxon, vest in connection with the completion of the merger.

•

Each executive officer of Somaxon is party to an employment arrangement with Somaxon that provides for severance and other benefits following a change in control of Somaxon, such as the merger, in each case, and a qualifying termination of the executive officer’s employment.

•	Somaxon directors and officers are entitled to continued indemnification and insurance coverage pursuant to the merger agreement.

Directors and Management After the Merger (See page 76)

Upon completion of the merger, the board of directors and executive officers of Pernix are expected to remain unchanged. For information on Pernix’s current directors and executive officers, please see Pernix’s proxy statement dated April 27, 2012. See the section entitled “Where You Can Find More Information” beginning on page 124.

Effective Time and Completion of the Merger (See page 86)

We expect to complete the merger in the first quarter of 2013, subject to receipt of required stockholder approval and to the satisfaction or waiver of the other closing conditions summarized below.

Conditions to Complete the Merger (See page 94)

As more fully described in this proxy statement/prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include:

•

the declaration of the effectiveness of the registration statement on Form S-4 (of which this proxy statement/prospectus forms a part) under the Securities Act of 1933, as amended, and the absence of any stop order or proceeding seeking a stop order affecting such registration statement;

•	receipt of the requisite approval of Somaxon stockholders;

•

the absence of any temporary restraining order, preliminary or permanent injunction, or any other order, decree, judgment or other ruling, in each case, issued, enacted or adopted by any governmental authority of a competent jurisdiction in the United States making consummation of the merger illegal;

•

the Pernix common shares deliverable to Somaxon stockholders in connection with the merger transaction shall have been authorized for listing on the New York Stock Exchange, upon official notice of issuance;

•

the receipt of a written opinion from Jackson Walker L.L.P. to the effect that, for U.S. federal income tax purposes, the merger transaction will qualify as a “reorganization” within the meaning of Section 368(a) of the Code;

•

the receipt of a written opinion from Latham & Watkins LLP to the effect that, for U.S. federal income tax purposes, the merger transaction will qualify as a “reorganization” within the meaning of Section 368(a) of the Code;

•

the representations and warranties of each party to the merger agreement remaining true at signing and the effective time, subject, in certain instances, to materiality qualifiers described in further detail in this proxy statement/prospectus;

•	the performance or compliance by each party to the merger agreement in all material respects with its obligations and covenants under the merger agreement; and

•	the absence of any continuing material adverse effect concerning the business, financial condition or results of operation of Somaxon since the date of the merger agreement.

We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination of the Merger Agreement (See page 96)

Pernix and Somaxon may mutually agree to terminate the merger agreement before completing the merger, even after adoption of the merger agreement by the Somaxon stockholders.

In addition, either Pernix or Somaxon may decide to terminate the merger agreement if:

•	the merger is not consummated by June 10, 2013;

•	a court or other governmental entity issues a final and nonappealable order prohibiting the merger or having certain material effects on one or more parties to the merger agreement;

•	Somaxon stockholders fail to adopt the merger agreement; or

•

the other party breaches the merger agreement in a way that would entitle the party seeking to terminate the agreement not to consummate the merger, subject to the right of the breaching party to cure the breach.

Pernix may also terminate the merger agreement if, prior to obtaining the approval of the Somaxon stockholders required to consummate the merger, the board of directors of Somaxon withdraws or modifies in a manner adverse to Pernix its approval or recommendation with respect to the merger agreement, or approves or recommends any alternative takeover proposal with a third party.

Somaxon may also terminate the merger agreement if, prior to obtaining the approval of the stockholders required to consummate the merger, the board of directors determines to accept an alternative takeover proposal (such termination would become effective upon the signing of a binding agreement to complete the alternative takeover).

Termination Fees and Costs and Expenses (See pages 96 and 97)

Generally, all fees and expenses incurred in connection with the merger and the transactions contemplated by the merger agreement will be paid by the party incurring those expenses. The merger agreement further provides that, upon termination of the merger agreement under certain circumstances, Somaxon may be obligated to pay Pernix a termination fee of $1.0 million, and upon termination of the merger agreement under certain other circumstances, Pernix may be obligated to reimburse certain of Somaxon’s expenses in connection with the proposed merger, up to a maximum of $300,000. See the section entitled “The Merger—The Merger Agreement—Termination of the Merger Agreement” beginning on page 96 for a discussion of the circumstances under which Somaxon will be required to pay a termination fee and the circumstances under which Pernix may be required to reimburse certain expenses of Somaxon.

Accounting Treatment (See page 79)

Pernix prepares its financial statements in accordance with U.S. generally accepted accounting principles, or GAAP. The merger will be accounted for by applying the acquisition method using the accounting guidance for business combinations (referred to as Accounting Standards Codification 805, or ASC 805) which requires the determination of the acquirer, the acquisition date, the fair value of assets and liabilities of the acquiree and the measurement of goodwill. Based on the guidance of ASC 805, Pernix will be the acquirer of Somaxon for accounting purposes. This means that Pernix will allocate the purchase price to the fair value of Somaxon’s assets and liabilities at the acquisition date, with any excess purchase price being recorded as goodwill.

The Somaxon Special Meeting (See page 52)

The special meeting of Somaxon stockholders is scheduled to be held at                     , local time, on , 2013 at the offices of Latham & Watkins LLP, 12636 High Bluff Drive, Suite 400, San Diego, CA 92130. At the Somaxon special meeting, stockholders of Somaxon will be asked to:

•

adopt the Agreement and Plan of Merger, dated as of December 10, 2012, among Pernix, Acquisition Company, a wholly owned subsidiary of Pernix, and Somaxon, pursuant to which Acquisition Company will be merged with and into Somaxon and each outstanding share of common stock of Somaxon, other than shares owned by Pernix, Somaxon or any of their respective subsidiaries (which will be canceled without consideration), will be converted into the right to receive a number of shares of Pernix common stock equal to the exchange ratio (as defined in the merger agreement as the quotient of (a) (the quotient of (i) $25,000,000 divided by (ii) the final share price) divided by (b) the total number of outstanding shares of Somaxon common stock, including conversion of all stock options (calculated on a net settlement basis), warrants (calculated on a net-settlement basis) and restricted stock units), with cash paid in lieu of fractional shares; provided that the aggregate number of shares of Pernix common stock issuable as merger consideration shall stay inside the collar;

•

approve an adjournment of the Somaxon special meeting, if necessary or appropriate in the view of the Somaxon board of directors, to solicit additional proxies in favor of the proposal to adopt the merger agreement if there are not sufficient votes at the time of such adjournment to adopt the merger agreement; and

•

approve, on an advisory (non-binding) basis, the compensation to be paid to Somaxon’s named executive officers that is based on or otherwise relates to the merger, discussed under the section entitled “The Merger—Financial Interests of Somaxon’s Directors and Executive Officers in the Merger—Employment Agreements/Potential Payments upon a Termination in Connection with a Change in Control” beginning on page 81.

You may vote at the Somaxon special meeting if you owned common stock of Somaxon at the close of business on the record date,            . On that date there were              shares of common stock of Somaxon outstanding and entitled to vote.

You may cast one vote for each share of common stock of Somaxon that you owned on the record date.

The affirmative vote of record holders of a majority of the outstanding shares of Somaxon common stock entitled to vote on the proposal is required in order to approve the merger proposal. The affirmative vote of holders of a majority of the shares of Somaxon common stock entitled to vote on the proposal present or represented by proxy at the Somaxon special meeting is required in order to approve each of the adjournment proposal and the say-on-compensation proposal.

As of the record date for the Somaxon special meeting, the directors and executive officers of Somaxon as a group owned and were entitled to vote              shares of the common stock of Somaxon, or approximately     % of the outstanding shares of the common stock of Somaxon on that date. Somaxon currently expects that its directors and executive officers will vote their shares in favor of adoption of the merger agreement, but none of Somaxon’s directors or executive officers have entered into any agreement obligating them to do so.

Risk Factors

Before voting at the Somaxon special meeting, you should carefully consider all of the information contained in or incorporated by reference into this proxy statement/prospectus, including the specific factors under the section entitled “Risk Factors” beginning on page 10.

COMPARATIVE STOCK PRICES

Shares of Pernix common stock are listed and trade on the NYSE MKT LLC under the symbol “PTX.” Shares of Somaxon common stock are listed and trade on the NASDAQ Capital Market under the symbol “SOMX.”

The following table presents the closing sales prices per share of shares of Pernix common stock, as reported by the NYSE MKT LLC, Somaxon common stock, as reported by NASDAQ, and the Somaxon common stock equivalent price per share, on (i) December 10, 2012, the execution date of the merger agreement and (ii)                 , 2013, the last practicable trading day prior to the date of this proxy statement/prospectus.

	Pernix Common Stock	Somaxon Common Stock	Somaxon Common Stock Equivalent Per Share(1)
December 10, 2012	$7.93	$1.47	$3.28
, 2013

(1)	Somaxon common stock equivalent per share data was calculated by multiplying the closing market price per share of Pernix common stock on each of the dates noted above by the exchange ratio that would result if the volume-weighted average price for a share of Pernix’s common stock during the 30-trading-day period ending the day immediately prior to the closing of the merger was equal to the closing price of Pernix’s common stock, as reported by the NYSE MKT LLC, as of the date of the execution of the merger agreement and the last practicable trading day prior to the date of this proxy statement/prospectus. Somaxon common stock equivalents takes into account all shares of Somaxon common stock outstanding as of such date, plus all restricted stock units outstanding as of such date, plus all shares underlying stock options outstanding as of such date (calculated on a net-settlement basis), plus all shares underlying outstanding warrants outstanding as of such date (calculated on a net-settlement basis) and a prorated number of the restricted stock units issued to Somaxon’s directors and executive officers on December 31, 2012.

Pernix and Somaxon encourage you to obtain current market quotations prior to making any decision with respect to the merger. The market prices of Pernix common stock and Somaxon common stock will fluctuate between the date of this proxy statement/prospectus and the completion of the merger. Pernix and Somaxon can give no assurance concerning the market price of Pernix common stock or Somaxon common stock before or after the effective time of the merger.

Following the completion of the merger, Pernix expects its common stock to continue to trade on the NYSE MKT LLC under the symbol “PTX.”

RISK FACTORS

In addition to the other information included in and incorporated by reference into this proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 49, you should carefully consider the following risks before deciding whether to vote in favor of the proposed adoption of the merger agreement. In addition, you should read and consider the risks associated with each of the businesses of Pernix and Somaxon. Many of these risks will also affect the combined company, and all of the risks associated with Somaxon’s business will apply to Somaxon’s business if the merger is not consumated. A description of the risks associated with Pernix can be found in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, as updated by subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. You should also read and consider the other information in this proxy statement/prospectus and the other documents incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 124.

Risk Factors Relating to the Merger

Changes in the market price of Pernix common stock may cause the number of shares issuable as stock consideration to fluctuate.

Upon completion of the merger, each outstanding share of Somaxon common stock, other than shares owned by Pernix, Somaxon or any of their respective subsidiaries (which will be canceled without consideration), will be converted into the right to receive shares of Pernix common stock equal to the exchange ratio, provided that the aggregate number of shares of Pernix common stock issuable as merger consideration shall stay inside the collar.

On the date Somaxon stockholders receive their shares of Pernix common stock in exchange for their shares of Somaxon common stock, the market price of Pernix common stock will likely be different from, and may be lower than, the market price of Pernix common stock on the date the merger agreement was executed or the date of this proxy statement/prospectus. Differences in the market price of Pernix common stock may be the result of changes in the business, operations or prospects of Pernix, market reactions to the proposed merger and market assessments of its likelihood of being completed, market reaction to Pernix’s acquisition of Cypress, regulatory considerations or developments, general market or economic conditions or other factors. As noted above, changes in the market price of Pernix common stock may cause the number of shares of Pernix common stock issuable as stock consideration to fluctuate.

Because the merger will be completed sometime after the Somaxon special meeting, Somaxon stockholders will not know the exact number of shares of Pernix common stock that will be issued in the merger as stock consideration. Somaxon and Pernix encourage you to obtain current market quotations for Pernix common stock before you vote your shares.

During the 12-month period ending on                     , 2013, the record date for the Somaxon special meeting, the closing price of Pernix common stock varied from a low of $         to a high of $        , and ended that period at $        .

A greater than 20% decline in the price of Pernix’s common stock from the signing of the merger agreement until the effective date, will result in a decrease in the aggregate value of the merger consideration.

There will be a time lapse between the date on which Somaxon stockholders vote on the adoption of the merger agreement and the date on which Somaxon stockholders actually receive the shares of Pernix common stock. The market value of Pernix common stock will fluctuate during this period. Fluctuations which result in a decrease in the market value of Pernix common stock will, as a result of the variability of the exchange ratio, result in an increase in the number of shares of Pernix common stock that will be paid to Somaxon stockholders. However, the maximum aggregate number of shares of Pernix common stock payable to Somaxon stockholders is fixed at 4,166,667, which provides a cushion allowing for a 20% decrease in the price of Pernix common stock from the date of the merger agreement to the date on which Somaxon stockholders will actually receive such shares. As a result of this cushion, the value of the stock compensation received by Somaxon stockholders will not decrease below $25 million in the aggregate unless the price of Pernix common stock falls below the 20% threshold. Any further decline in the value of Pernix’s common stock within this period of time in excess of 20% will result in a net reduction in the aggregate value of the merger consideration paid to Somaxon stockholders. Likewise, any increase in the value of Pernix’s common stock within this period of time in excess of 20% will result in a net increase in the aggregate value of the merger consideration paid to Somaxon stockholders above $25 million.

Failure to complete the merger could negatively impact the stock price and the future business and financial results of Pernix and Somaxon.

The completion of the merger is subject to the satisfaction of a number of conditions and may not occur, even if the requisite approval of Somaxon’s stockholders is received. For a discussion of the conditions to completion of the merger, see the section entitled “The Merger—The Merger Agreement—Conditions to Complete the Merger” beginning on page 94. If the merger is not completed, neither Pernix nor Somaxon would realize any anticipated benefits from being part of the combined company. In addition, the ongoing business of each of Pernix and Somaxon may be adversely affected, and they could both experience negative reactions from the financial markets, which could cause a decrease in the market price of their respective stock, particularly if the market price reflects market assumptions that the merger will be completed. Pernix and Somaxon may also experience negative reactions from their respective customers, employees and dealers. Such reactions may have an adverse effect on Pernix’s and/or Somaxon’s business.

In addition, if the merger is not completed, the ongoing businesses of Pernix and Somaxon may be adversely affected and Pernix and Somaxon will be subject to several risks and consequences, including the following:

•	Somaxon may be required, under certain circumstances, to pay Pernix a termination fee of $1.0 million under the merger agreement, which may materially adversely affect Somaxon’s financial condition;

•	Pernix may be required, under certain circumstances, to pay up to $300,000 in Somaxon expenses incurred in pursuing the merger;

•	Somaxon may not be able to find another buyer willing to pay an equivalent or higher price in an alternative transaction than the price that would be paid pursuant to the merger;

•	having to pay certain costs relating to the proposed merger, such as legal, accounting, financial advisor, filing, printing and mailing fees; and

•

focusing their respective management teams on the merger instead of on pursuing other opportunities that could be beneficial to Pernix and Somaxon as independent companies, without realizing any of the benefits of having the merger completed.

If the merger is not completed, Pernix and Somaxon cannot assure their respective stockholders that these risks will not materialize and will not materially affect their respective businesses, financial results and stock prices.

The merger agreement contains provisions that could discourage a potential competing acquirer of Somaxon or could result in any competing proposal being at a lower price than it might otherwise be.

The merger agreement contains “no shop” provisions that, subject to certain exceptions, restrict Somaxon’s ability to solicit, encourage, facilitate or discuss competing third-party proposals to acquire all or a significant part of Somaxon. In some circumstances upon termination of the merger agreement, Somaxon may be required to pay to Pernix a termination fee of $1.0 million. See the section entitled “The Merger—The Merger Agreement—No Solicitation of Alternative Acquisition Proposals” beginning on page 92 and “—Termination of the Merger Agreement” beginning on page 96.

These provisions could discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of Somaxon from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share cash or market value than that market value proposed to be received or realized in the merger, or might result in a potential competing acquirer proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances.

The pendency of the merger could adversely affect the business and operations of Pernix and Somaxon.

In connection with the pending merger, some customers of each of Pernix and Somaxon may delay or defer decisions, which could negatively impact the revenues, earnings, cash flows and expenses of Pernix and Somaxon, regardless of whether the merger is completed. Similarly, current and prospective employees of Pernix and Somaxon may experience uncertainty about their future roles with Pernix following the merger, which may materially adversely affect the ability of each of Pernix and Somaxon to attract, retain and motivate key personnel during the pendency of the merger and which may materially adversely divert attention from the daily activities of Pernix’s and Somaxon’s existing employees. In addition, due to operating covenants in the merger agreement, Somaxon may be unable, during the pendency of the merger, to pursue strategic transactions, undertake significant capital projects, undertake certain significant financing transactions and otherwise pursue other actions that are not in the ordinary course of business, even if such actions would prove beneficial.

Certain executive officers of Somaxon may have interests in the merger that may differ from, or be in addition to, the interests of Somaxon stockholders generally.

Executive officers of Somaxon negotiated the terms of the merger agreement with their counterparts at Pernix, and the Somaxon board of directors determined that entering into the merger agreement was in the best interests of Somaxon and its stockholders, declared the merger agreement advisable and recommended that Somaxon stockholders adopt the merger agreement. In considering these facts and the other information contained in this proxy statement/prospectus, you should be aware that Somaxon’s executive officers and directors may have financial interests in the merger that may be different from, or in addition to, the interests of Somaxon stockholders generally. For a detailed discussion of the interests that Somaxon’s directors and executive officers may have in the merger, see “The Merger—Financial Interests of Somaxon’s Directors and Executive Officers in the Merger” beginning on page 79 of this proxy statement/prospectus.

The market price of Pernix common stock after the merger may be affected by factors different from those currently affecting the shares of Pernix or Somaxon.

Upon completion of the merger, holders of Somaxon common stock will become holders of Pernix common stock. The business of Pernix differs from that of Somaxon in important respects and, accordingly, the results of operations of the combined company and the market price of shares of Pernix common stock following the merger may be affected by factors different from those currently affecting the independent operations of Pernix and Somaxon. For a discussion of the businesses of Pernix and Somaxon and of certain factors to consider in connection with those businesses, see the information contained in this proxy statement/prospectus and the documents incorporated by reference herein referred to under the section entitled “Where You Can Find More Information” beginning on page 124 of this proxy statement/prospectus.

The Pernix common shares to be received by Somaxon stockholders upon completion of the merger will have different rights from shares of Somaxon common stock.

Upon completion of the merger, Somaxon stockholders will no longer be stockholders of Somaxon, a Delaware corporation, but will instead become shareholders of Pernix, a Maryland corporation, and their rights as shareholders will be governed by Maryland law and the terms of Pernix’s articles of incorporation and bylaws.

Maryland law and the terms of Pernix’s articles of incorporation and bylaws are in some respects materially different than Delaware law and the terms of Somaxon’s certificate of incorporation and bylaws, which currently govern the rights of Somaxon stockholders. See “Comparison of Stockholder Rights” beginning on page 111 of this proxy statement/prospectus for a discussion of the different rights associated with Pernix common shares.

Somaxon stockholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

Somaxon stockholders currently have the right to vote in the election of directors of Somaxon and on certain other matters affecting Somaxon. Following the merger, each Somaxon stockholder will become a shareholder of Pernix with a percentage ownership of the combined company that is much smaller than the stockholder’s percentage ownership of Somaxon. The former stockholders of Somaxon as a group will own between 7.4% and 10.7% of the outstanding shares of Pernix immediately after the completion of the merger, depeding upon the final share price. Because of this, Somaxon’s stockholders will have substantially less influence on the management and policies of Pernix than they now have with respect to the management and policies of Somaxon.

The merger agreement does not require that the fairness opinion of Somaxon’s financial advisor be updated as a condition to the completion of the merger.

On December 10, 2012, Somaxon’s financial advisor, Stifel Nicolaus, presented and delivered its opinion to the Somaxon board of directors as to the fairness of the merger consideration to the stockholders of Somaxon from a financial point of view. As of such date, in the opinion of Stifel Nicolaus, and based upon and subject to all factors, assumptions, limitations and qualifications set forth therein, the merger consideration was fair to the stockholders of Somaxon from a financial point of view. The merger agreement does not require that the fairness opinion of Stifel Nicolaus be updated as a condition to the completion of the merger, and Somaxon does not intend to request that the opinion be updated. As such, the fairness opinion does not reflect any changes that may occur or may have already occurred after December 10, 2012 to the operations and prospects of Somaxon or Pernix, general market and economic conditions and other factors that may affect the relative values of Somaxon and Pernix. As a result, Somaxon stockholders should be aware that the opinion of Stifel Nicolaus does not address the fairness of the merger consideration at any time other than as of December 10, 2012. See “The Merger—Opinion of Somaxon’s Financial Advisor—Stifel, Nicolaus & Company, Incorporated,” beginning on page 67 of this proxy statement/prospectus for more information. The full text of Stifel Nicolaus’ opinion is attached as Annex B to this proxy statement/prospectus.

Risk Factors Relating to Pernix (and the combined company) Following the Merger

Pernix may incur substantial expenses related to the merger.

Pernix may incur relatively significant expenses in connection with completing the merger and integrating many of the operations, networks, systems, technologies, policies and procedures of Somaxon with those of Pernix. There are a number of systems that must be integrated, including accounting, finance, payroll and certain human resource functions. While Pernix has assumed that a certain level of transaction and integration expenses will be incurred, there are a number of factors beyond its control that could affect the total amount or the timing of its integration expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. Moreover, Pernix expects to commence these integration initiatives before it has completed a comprehensive integration of its business with the businesses of Great Southern Laboratories and Cypress, acquired in July 2012 and December 2012, respectively, which could cause each of these integration initiatives to be delayed or rendered more costly or disruptive than would otherwise be the case. Due to these factors, the transaction and integration expenses associated with the Somaxon merger could, particularly in the near term, exceed the savings that Pernix expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings related to the integration of the businesses following the completion of the merger.

Following the merger, Pernix may be unable to successfully integrate Somaxon’s business and realize the anticipated benefits of the merger.

Pernix and Somaxon currently operate as independent public companies. After the merger, Pernix will be required to devote significant management attention and resources to integrating the business practices and operations of Somaxon, including the marketing and selling of Silenor (doxepin), while at the same time continuing to integrate the business of Cypress. Potential difficulties Pernix may encounter in the integration process include the following:

•

the inability to successfully combine the businesses of Pernix and Somaxon and meet the capital requirements of the combined business, in a manner that permits Pernix to achieve the cost savings or revenue enhancements anticipated to result from the merger, which would result in the anticipated benefits of the merger not being realized in the time frame currently anticipated or at all;

•	lost sales and customers as a result of certain customers of either of the two companies deciding not to do business with Pernix after the merger;

•

the additional complexities of integrating a company with different core products and markets, and initiating this process before Pernix has fully completed the integration of its operations with those of Cypress;

•	potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the merger; and

•	performance shortfalls at one or both of the companies as a result of the diversion of management’s attention caused by completing the merger and integrating Somaxon’s operations.

For all these reasons, you should be aware that it is possible that the integration process following the merger could result in the distraction of Pernix’s management, the disruption of Pernix’s ongoing business or inconsistencies in its products, standards, controls, procedures and policies, any of which could adversely affect the ability of Pernix to maintain relationships with customers, vendors and employees or to achieve the anticipated benefits of the merger, or could otherwise adversely affect the business and financial results of Pernix.

Pernix may not be able to continue to grow through acquisitions.

Pernix has sought growth largely through acquisitions, including the acquisitions of Macoven in 2010 and Great Southern Laboratories and Cypress in 2012. In the future, Pernix may pursue growth opportunities through acquisitions that are not directly similar to those currently operated by it. However, following the merger, Pernix cannot assure you that acquisitions will be available on terms attractive to it. Moreover, Pernix cannot assure you that it will be able to arrange financing on terms acceptable to it or to obtain timely federal and state governmental approvals on terms acceptable to it, or at all.

Pernix’s future results will suffer if it does not effectively manage its expanded operations following the merger.

Pernix’s acquisitions of Great Southern Laboratories and Cypress significantly changed the composition of its operations, markets and product mix. Completion of the proposed merger with Somaxon will further alter Pernix’s markets and product mix. Pernix’s future success depends, in part, on its ability to address these changes, and, where necessary, to attract and retain new personnel that possess the requisite skills called for by these changes.

Following the merger, Pernix may continue to expand its operations through additional acquisitions, license arrangements, other strategic transactions and new product offerings. Pernix’s future success depends, in part, upon its ability to manage its expansion opportunities. Integrating new operations into its existing business in an efficient and timely manner, successfully monitoring its operations, costs, regulatory compliance and customer relationships, and maintaining other necessary internal controls will pose substantial challenges for Pernix. As a result, Pernix cannot assure you that its expansion or acquisition opportunities will be successful, or that it will realize its expected operating efficiencies, cost savings, revenue enhancements, synergies or other benefits.

Pernix’s business and financial alternatives could be constrained by its current debt incurred in connection with its acquisition of Cypress and any future borrowings.

As a result of additional borrowings in connection with its acquisition of Cypress, Pernix has become more leveraged. This could have material adverse consequences for Pernix following the merger, including (i) raising its borrowing costs, (ii) hindering Pernix’s ability to adjust to changing market, industry or economic conditions, (iii) limiting Pernix’s ability to access the capital markets to fund acquisitions, (iv) limiting the amount of free cash flow available for future operations, acquisitions, dividends, stock repurchases or other uses, (v) making Pernix more vulnerable to economic or industry downturns, including interest rate increases and (vi) placing Pernix at a competitive disadvantage compared to less-leveraged competitors.

In connection with executing Pernix’s business strategies following the merger, Pernix expects to continue to explore additional acquisitions and license arrangements, and Pernix may elect to finance these endeavors by incurring additional indebtedness. Moreover, to respond to competitive challenges, Pernix may be required to raise substantial additional capital to finance new acquisitions, products or research and development efforts. Pernix’s ability to arrange additional financing will depend on, among other factors, its financial position and performance, as well as prevailing market conditions and other factors beyond Pernix’s control. Pernix cannot assure you that it will be able to obtain additional financing on terms acceptable to it or at all. If Pernix is able to obtain additional financing, its credit ratings could be adversely affected, which could further raise Pernix’s borrowing costs and further limit its future access to capital and its ability to satisfy its obligations under its indebtedness.

Pernix has a significant amount of goodwill and other intangible assets on its balance sheet, and these amounts will increase as a result of the merger. If its goodwill or other intangible assets become impaired in the future, Pernix may be required to record a significant, non-cash charge to earnings and reduce its stockholders’ equity.

Under GAAP, intangible assets are reviewed for impairment on an annual basis or more frequently whenever events or circumstances indicate that the carrying value of such assets may not be recoverable. If any of Pernix’s intangible assets are determined to be impaired in the future, Pernix may be required to record a significant, non-cash charge to earnings during the period in which the impairment is determined.

The commercial success of Pernix’s currently marketed products and any additional products that it successfully commercializes will depend upon the degree of market acceptance by physicians, patients, healthcare payors and others in the medical community.

Any products that Pernix brings to the market may not gain market acceptance by physicians, patients, healthcare payors and others in the medical community. If Pernix’s products do not achieve an adequate level of acceptance, it may not generate significant product revenue and may not be profitable. The degree of market acceptance of Pernix’s products depends on a number of factors, including:

•	the prevalence and severity of any side effect;

•	the efficacy and potential advantages over the alternative treatments;

•	the ability to offer Pernix’s branded products for sale at competitive prices, including in relation to any generic products;

•	relative convenience and ease of administration;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the strength of marketing and distribution support; and

•	sufficient third-party coverage or reimbursement.

The concentration of Pernix’s product sales to only a few wholesale distributors increases the risk that Pernix will not be able to effectively distribute its products if it needs to replace any of these customers, which would cause its sales to decline.

The majority of Pernix’s sales are to a small number of pharmaceutical wholesale distributors, which in turn sell these products primarily to retail pharmacies, which ultimately dispense the products to the end consumers. In 2011, Cardinal Health accounted for 37% of Pernix’s total gross sales, McKesson Corporation accounted for 23% of Pernix’s total gross sales, Morris & Dickson accounted for 13% of Pernix’s total gross sales and AmerisourceBergen Drug Corporation accounted for 11% of Pernix’s total gross sales.

If any of these customers cease doing business with Pernix or materially reduce the amount of product they purchase from Pernix and Pernix cannot conclude agreements with replacement wholesale distributors on commercially reasonable terms, Pernix might not be able to effectively distribute its products through retail pharmacies. The possibility of this occurring is exacerbated by the recent significant consolidation in the wholesale drug distribution industry, including through mergers and acquisitions among wholesale distributors and the growth of large retail drugstore chains. As a result, a small number of large wholesale distributors control a significant share of the market.

If Pernix is unable to obtain and maintain protection for the intellectual property relating to its technology and products, the value of its technology and products will be adversely affected.

Pernix’s success will depend in part on its ability to obtain and maintain protection for the intellectual property covering or incorporated into its technology and products. The patent situation in the field of pharmaceuticals is highly uncertain and involves complex legal and scientific questions. Pernix relies upon patents, trade secret laws and confidentiality agreements to protect its technology and products. Pernix may not be able to obtain additional patent rights relating to its technology or products and pending patent applications to which it has rights may not issue as patents or, if issued, may not issue in a form that will be advantageous to Pernix. Even if issued, any patents issued to Pernix or licensed to it may be challenged, narrowed, invalidated, held to be unenforceable or circumvented, which could limit Pernix’s ability to stop competitors from marketing similar products or limit the length of term of patent protection Pernix may have for its products. Changes in either patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of Pernix’s intellectual property or narrow the scope of its patent protection.

Pernix’s patents also may not afford it protection against competitors with similar technology. Because patent applications in the United States and many other jurisdictions are typically not published until 18 months after filing, or in some cases not at all, and because publications of discoveries in the scientific literature often lag behind actual discoveries, neither Pernix nor its licensors can be certain that Pernix or its licensors were the first to make the inventions claimed in Pernix’s or its licensors’ issued patents or pending patent applications, or that Pernix or its licensors were the first to file for protection of the inventions set forth in these patent applications. If a third party has also filed a U.S. patent application covering Pernix’s product candidates or a similar invention, Pernix may have to participate in an adversarial proceeding, known as an interference, declared by the U.S. Patent and Trademark Office to determine priority of invention in the United States. The costs of these proceedings could be substantial and it is possible that Pernix’s efforts could be unsuccessful, resulting in a loss of its U.S. patent position. In addition, patents generally expire, regardless of the date of issue, 20 years from the earliest non-provisional effective U.S. filing date.

Some of Pernix’s products do not have patent protection and in some cases face generic competition.

Pernix’s collaborators and licensors may not adequately protect their intellectual property rights. These third parties may have the first right to maintain or defend Pernix’s intellectual property rights and, although Pernix may have the right to assume the maintenance and defense of its intellectual property rights if these third parties do not, Pernix’s ability to maintain and defend its intellectual property rights may be compromised by the acts or omissions of these third parties.

If Pernix infringes or is alleged to infringe intellectual property rights of third parties, it may adversely affect its business.

Pernix’s development and commercialization activities, as well as any product candidates or products resulting from these activities, may infringe or be claimed to infringe one or more claims of an issued patent or may fall within the scope of one or more claims in a published patent application that may be subsequently issued and to which Pernix does not hold a license or other rights. Third parties may own or control these patents or patent applications in the United States and/or abroad. Such third parties could bring claims against Pernix or its collaborators that would cause Pernix to incur substantial expenses and, if successful against Pernix, could cause Pernix to pay substantial damages. Further, if a patent infringement suit were brought against Pernix or its collaborators, Pernix or its collaborators could be forced to stop or delay development, manufacturing or sales of the product or product candidate that is the subject of the suit.

On January 19, 2012, plaintiffs, Merck & Cie, South Alabama Medical Science Foundation and Pamlab, L.L.C. filed suit seeking unspecified damages and injunctive relief against Pernix’s wholly owned subsidiary, Macoven Pharmaceuticals, for infringement of U.S. Patent Nos. 5,997,915, 6,254,904, 6,673,381, 7,172,778, 7,674,490 and 6,011,040 based on Macoven’s commercialization of the following products: Vitaciric-B; ALZ-NAC; L-methylfolate PNV; L-methylfolate calcium 7.5mg; and L-methylfolate calcium 15mg. Macoven filed responsive pleadings denying liability for infringement and filing counter claims for non-infringement and patent invalidity. On September 19, 2012, the court stayed the action pending final determination of the International Trade Commission, or ITC, action described below.

On September 10, 2012, plaintiffs, Merck & Cie, South Alabama Medical Science Foundation and Pamlab, L.L.C., filed a complaint with the ITC under Section 337 of the Tariff Act of 1930, as amended, against Macoven for infringement of U.S. Patent Nos. 5,997,915, 6,673,381, 7,172,778 and 6,011,040 based on Macoven’s commercialization of the following products: Vitaciric-B; ALZ-NAC; and L-methylfolate calcium. The ITC initiated an investigation on October 10, 2012. Macoven filed a response, denying liability for patent infringement and asserting patent invalidity as a defense. The ITC has set a target date of October 18, 2013 to issue its decision, and a hearing is scheduled for March 26, 2013 before an administrative law judge.

Pernix believes that it has meritorious defenses to the substantive allegations asserted in the above-described proceedings and intends to aggressively defend itself in these proceedings.

If any relevant claims of third-party patents are upheld as valid and enforceable in any litigation or administrative proceeding, Pernix or its potential future collaborators could be prevented from practicing the subject matter claimed in such patents, or would be required to obtain licenses from the patent owners of each such patent, or to redesign its products. There can be no assurance that such licenses would be available or, if available, would be available on acceptable terms or that Pernix would be successful in any attempt to redesign its products. Even if Pernix or its collaborators were able to obtain a license, the rights may be nonexclusive, which could result in Pernix’s competitors gaining access to the same intellectual property. Ultimately, Pernix could be prevented from commercializing a product, or be forced to cease some aspect of its business operations, if, as a result of actual or threatened patent infringement claims, Pernix or its collaborators are unable to enter into licenses on acceptable terms. This could harm Pernix’s business significantly. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent Pernix or its future collaborators from manufacturing and selling Pernix’s products, which would have a material adverse effect on its business, financial condition and results of operations.

There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries. In addition to infringement claims, Pernix may become a party to other patent litigation and other proceedings. The cost to Pernix of any patent litigation or other proceeding, even if resolved in its favor, could be substantial. Some of Pernix’s competitors may be able to sustain the costs of such litigation or proceedings more effectively than Pernix can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on Pernix’s ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.

Many of Pernix’s employees were previously employed at other pharmaceutical companies, including its competitors or potential competitors. Pernix tries to ensure that its employees do not use the proprietary information or know-how of others in their work for Pernix. However, Pernix may be subject to claims that Pernix or these employees have inadvertently or otherwise used or disclosed intellectual property, trade secrets or other proprietary information of any such employee’s former employer. Litigation may be necessary to defend against these claims and, even if Pernix is successful in defending itself, could result in substantial costs to Pernix or be distracting to its management. If Pernix fails to defend any such claims, in addition to paying monetary damages, it may lose valuable intellectual property rights or personnel.

If the estimates that Pernix makes, or the assumptions upon which it relies, in preparing its financial statements prove inaccurate, Pernix’s future financial results may vary from expectations.

Pernix’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of Pernix’s financial statements requires Pernix to make estimates and judgments that affect the reported amounts of Pernix’s assets, liabilities, stockholders’ equity, revenues and expenses, the amounts of charges accrued by Pernix and related disclosure of contingent assets and liabilities. Pernix bases its estimates on historical experience and on various other assumptions that Pernix believes to be reasonable under the circumstances. For example, at the same time Pernix recognizes revenues for product sales, it also records an adjustment, or decrease, to revenue for estimated chargebacks, rebates, discounts, vouchers and returns, which Pernix’s management determines on a product-by-product basis as its best estimate at the time of sale based on each product’s historical experience adjusted to reflect known changes in the factors that impact such reserves. Actual sales allowances may exceed Pernix’s estimates for a variety of reasons, including unanticipated competition, regulatory actions or changes in one or more of Pernix’s contractual relationships. Pernix cannot assure you, therefore, that there may not be material fluctuations between its estimates and actual results.

If significant business or product announcements by Pernix or its competitors cause fluctuations in its stock price, an investment in Pernix’s stock may suffer a decline in value.

The market price of Pernix’s common stock may be subject to substantial volatility as a result of announcements by Pernix or other companies in its industry, including its collaborators. Announcements that may subject the price of Pernix’s common stock to substantial volatility include announcements regarding:

•	Pernix’s operating results, including the amount and timing of sales of its products;

•	the availability and timely delivery of a sufficient supply of Pernix’s products;

•	Pernix’s licensing and collaboration agreements and the products or product candidates that are the subject of those agreements;

•	the results of discoveries, preclinical studies and clinical trials by Pernix or its competitors;

•	the acquisition of technologies, product candidates or products by Pernix or its competitors;

•	the development of new technologies, product candidates or products by Pernix or its competitors;

•	regulatory actions with respect to Pernix’s product candidates or products or those of its competitors; and

•	significant acquisitions, strategic partnerships, joint ventures or capital commitments by Pernix or its competitors.

Because Pernix does not anticipate paying any cash dividends on its capital stock in the foreseeable future, capital appreciation, if any, will be the sole source of gain for holders of its common stock.

Pernix did not make any dividends or other distributions to its shareholders in the years ended December 31, 2012, 2011 and 2010. Pernix is currently investing in its promoted product lines and product candidates, as well as exploring strategic acquisitions and licensing arrangements, and does not anticipate paying dividends in the foreseeable future. Pernix currently intends to retain all of its future earnings, if any, to finance the growth and development of its business. In addition, the terms of Pernix’s credit facility preclude it from paying dividends. As a result, capital appreciation, if any, of Pernix’s common stock will be the sole source of gain for holders of Pernix common stock for the foreseeable future.

Insiders have substantial control over the combined company and could delay or prevent a change in corporate control, including a transaction in which the combined company’s stockholders could sell or exchange their shares for a premium.

As of December 31, 2012, Pernix’s directors and executive officers, together with their affiliates, beneficially own, in the aggregate, approximately 47.7% of Pernix’s outstanding common stock and are anticipated to own between 42.6% and 44.2% immediately following the completion of the merger with Somaxon. As a result, Pernix’s directors and executive officers, together with their affiliates, if acting together, have the ability to affect the outcome of matters submitted to stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of Pernix’s assets. In addition, these persons, acting together, will have the ability to control Pernix’s management and affairs. Accordingly, this concentration of ownership may harm the value of Pernix’s common stock by:

•	delaying, deferring or preventing a change in control;

•	impeding a merger, consolidation, takeover or other business combination; or

•	discouraging a potential acquirer from making an acquisition proposal or otherwise attempting to obtain control.

Pernix may invest a significant portion of its efforts and financial resources in the development of its product candidates and there is no guarantee Pernix will obtain requisite regulatory approvals or otherwise timely bring these product candidates to market.

In December 2010, Pernix entered into a joint venture agreement with SEEK, a United Kingdom drug discovery group, to form a joint venture to develop and obtain regulatory approval in both Europe and the United States for BC 1036, an antitussive cough suppressant pharmaceutical product. On May 14, 2012, Pernix acquired the exclusive rights from SEEK, its joint venture partner, to commercialize and market products utilizing the joint venture’s intellectual property in the treatment of cough, cold, sinus and allergy in the United States and Canada. SEEK retained the exclusive rights to commercialize and develop the intellectual property outside the United States and Canada. Under the terms of the agreement, Pernix paid SEEK $5.0 million in connection with the termination of its joint venture with SEEK and will pay royalties to SEEK on sales of products utilizing the joint venture intellectual property in the United States and Canada. Pernix will also receive royalties from SEEK product sales outside of the United States and Canada. As a result, Pernix will no longer share in the development costs outside the United States and Canada. Pernix’s ability to bring BC 1036 to market as a prescription product in the United States depends on a number of factors including:

•	successful completion of pre-clinical laboratory and animal testing;

•	an FDA-approved investigational new drug application, or IND application, becoming effective, which must occur before human clinical trials may commence;

•	successful completion of clinical trials;

•	submission of an NDA;

•	receipt of marketing approvals from the FDA, particularly in light of Pernix’s lack of experience in obtaining regulatory approval in the United States;

•	launching commercial sales of the product;

•	acceptance of the product by patients, the medical community and third-party payors;

•	competition from other therapies;

•	achieving and maintaining compliance with all regulatory requirements applicable to the product; and

•	a continued acceptable safety profile of the product following approval.

There are no guarantees that Pernix will be successful in completing these tasks. If Pernix is not successful in commercializing BC 1036 (or any other product candidate Pernix may seek to develop), or are significantly delayed in doing so, Pernix’s business will be harmed, possibly materially.

Pernix may not be able to obtain the regulatory approvals or clearances that are necessary to manufacture pharmaceutical products.

Before approving a new drug or biologic product, the FDA requires that the facilities at which the product will be manufactured be in compliance with current Good Manufacturing Practices, or cGMP, requirements which include requirements relating to quality control and quality assurance, as well as the maintenance of records and documentation and utilization of qualified raw materials. To be successful, Pernix’s products must be manufactured for development and, following approval, in commercial quantities, in compliance with regulatory requirements and at acceptable costs. Also, Pernix’s wholly owned subsidiary, Great Southern Laboratories, as a contract manufacturer and as a potential manufacturer of Pernix’s preclinical and clinical material, and possibly its commercial material, will need to meet these cGMP requirements. While Pernix believes it currently meets these requirements, Pernix cannot assure that its manufacturing facilities will continue to meet cGMP requirements or will be sufficient to manufacture all of Pernix’s needs and/or the needs of its customers for commercial materials.

Pernix may also encounter problems with the following:

•	production yields;

•	possible facility contamination;

•	quality control and quality assurance programs;

•	shortages of qualified personnel;

•	compliance with FDA or other regulatory authorities’ regulations, including the demonstration of purity and potency;

•	changes in FDA or other regulatory authorities’ requirements;

•	production costs; and/or

•	development of advanced manufacturing techniques and process controls.

In addition, Pernix is required to register the manufacturing facilities with the FDA and other regulatory authorities and to subject them to inspections confirming compliance with cGMP or other regulations. If Pernix fails to maintain regulatory compliance, the FDA can impose regulatory sanctions including, among other things, refusal to permit Pernix to continue manufacturing approved products. As a result, Pernix’s business, financial condition and results of operations may be materially harmed.

If the FDA disagrees with Pernix’s determination that several of its products meet the over-the-counter requirements, those products may be removed from the market.

Drugs must meet all of the general conditions for OTC drugs and all of the conditions contained in an applicable final monograph to be considered generally recognized as safe and effective (GRAS/GRAE) and to be marketed without FDA approval of a marketing application. The general conditions include, among other things, compliance with cGMP, established registration and labeling requirements. Any product which fails to comply with the general conditions and a monograph is susceptible to regulatory action. Pernix believes its promoted branded cough and cold products comply with FDA OTC monograph requirements. However, if the FDA determines that Pernix’s products do not comply with the monograph requirements or if Pernix fails to meet the general conditions, the products may be removed from the market and Pernix may face actions including, but not limited to, restrictions on the marketing or distribution of such products, warning letters, fines, product seizure, or injunctions or the imposition of civil or criminal penalties. Any of these actions may materially and adversely affect Pernix’s financial condition and operations.

Pernix’s sales depend on payment and reimbursement from third-party payors, and a reduction in the payment rate or reimbursement could result in decreased use or sales of its products.

Pernix’s sales of currently marketed products are, and any future sales of its product candidates will be, dependent, in part, on the availability of coverage and reimbursement from third-party payors, including government healthcare programs such as Medicare and Medicaid and private insurance plans. All of Pernix’s products are generally covered by managed care and private insurance plans. Generally, the status or tier within managed care formularies, which are lists of approved products developed by managed care organizations, or MCOs, varies but coverage is similar to other products within the same class of drugs. For example, CEDAX is covered by private insurance plans similar to other marketed, branded cephalosporins. However, the position of CEDAX as a branded product often requiring a higher patient copayment may make it more difficult to expand the current market share for this product. In some cases, MCOs may require additional evidence that a patient had previously failed another therapy, additional paperwork or prior authorization from the MCO before approving reimbursement for CEDAX. Some Medicare Part D plans also cover some or all of Pernix’s products, but the amount and level of coverage varies from plan to plan. Pernix also participates in the Medicaid Drug Rebate program with the Centers for Medicare & Medicaid Services and submits all of its products for inclusion in this program. Coverage of Pernix’s products under individual state Medicaid plans varies from state to state. Additionally, some of Pernix’s products are purchased under the 340B Drug Pricing Program, which is codified as Section 340B of the Public Health Service Act. Section 340B limits the cost of covered outpatient drugs to certain federal grantees, federally qualified health center look-alikes and qualified disproportionate share hospitals.

There have been, there are and Pernix expects there will continue to be federal and state legislative and administrative proposals that could limit the amount that government healthcare programs will pay to reimburse the cost of pharmaceutical and biologic products. For example, the Medicare Prescription Drug Improvement and Modernization Act of 2003, or the MMA, created a new Medicare benefit for prescription drugs. More recently, the Deficit Reduction Act of 2005 significantly reduced reimbursement for drugs under the Medicaid program. Legislative or administrative acts that reduce reimbursement for Pernix’s products could adversely impact its business. In addition, private insurers, such as MCOs, may adopt their own reimbursement reductions in response to federal or state legislation. Any reduction in reimbursement for Pernix’s products could materially harm its results of operations. In addition, Pernix believes that the increasing emphasis on managed care in the United States has and will continue to put pressure on the price and usage of its products, which may adversely impact Pernix’s product sales. Furthermore, when a new product is approved, governmental and private coverage for that product and the amount for which that product will be reimbursed are uncertain. Pernix cannot predict the availability or amount of reimbursement for its product candidates, and current reimbursement policies for marketed products may change at any time.

The MMA established a voluntary prescription drug benefit, called Part D, which became effective in 2006 for all Medicare beneficiaries. Pernix cannot be certain that its currently marketed products will continue to be, or any of its product candidates still in development will be, included in the Medicare prescription drug benefit. Even if Pernix’s products are included, the private health plans that administer the Medicare drug benefit can limit the number of prescription drugs that are covered on their formularies in each therapeutic category and class. In addition, private managed care plans and other government agencies continue to seek price discounts. Because many of these same private health plans administer the Medicare drug benefit, they have the ability to influence prescription decisions for a larger segment of the population. In addition, certain states have proposed or adopted various programs under their Medicaid programs to control drug prices, including price constraints, restrictions on access to certain products and bulk purchasing of drugs.

If Pernix succeeds in bringing additional products to the market, these products may not be considered cost-effective and reimbursement to the patient may not be available or sufficient to allow Pernix to sell its product candidates on a competitive basis to a sufficient patient population. Pernix may need to conduct expensive pharmacoeconomic trials in order to demonstrate the cost-effectiveness of its products and product candidates.

Pernix faces other risks.

The risks listed above are not exhaustive, and you should be aware that following the merger Pernix will face various other risks, including those discussed in reports filed by Pernix with the SEC.

Risk Factors Relating to Somaxon

The following risk factors all apply in the event the merger is not consummated and Somaxon is required to continue as a standalone company. In addition, some of these risk factors would likely apply to the merged entity, although in some cases somewhat mitigated by the additional resources and financing available to the merged entity.

Somaxon’s success is dependent on the success of Silenor (doxepin).

The majority of Somaxon’s resources are focused on the marketing and selling of Silenor. Somaxon’s ability to generate revenue in the near term will depend solely on the success of this product. Accordingly, any disruption in Somaxon’s ability to generate revenues from the sale of Silenor or lack of success in generating Silenor sales will have a substantial adverse impact on Somaxon’s business.

Somaxon will require substantial additional funding and may be unable to raise capital when needed, which could force Somaxon to delay, reduce or eliminate planned activities or result in Somaxon’s inability to continue as a going concern.

Somaxon began generating revenues from the commercialization of Silenor late in the third quarter of 2010, and Somaxon’s operations to date have generated substantial needs for cash. Somaxon expects negative cash flows from operations to continue until it is able to generate significant cash flows from sales of Silenor. Based on Somaxon’s recurring losses, negative cash flows from operations and working capital levels, Somaxon will need to raise substantial additional funds to finance its operations. If Somaxon is unable to maintain sufficient financial resources, including by raising additional funds when needed, its business, financial condition and results of operations will be materially and adversely affected. The report of Somaxon’s independent registered public accounting firm on Somaxon’s financial statements for the year ended December 31, 2011 contains an explanatory paragraph stating that Somaxon’s recurring losses raise substantial doubt about its ability to continue as a going concern.

Somaxon is responsible for the costs relating to the sales and marketing of Silenor in the United States. As a result, commercial activities relating to Silenor are likely to result in the need for substantial additional funds. Somaxon’s future capital requirements will depend on, and could increase significantly as a result of, many factors, including:

•	Somaxon’s success in generating cash flows from sales of Silenor;

•	the costs of establishing or contracting for commercial programs and resources, and the scope of the commercial programs and resources Somaxon pursues;

•	the terms and timing of any future collaborative, licensing and other arrangements that Somaxon may establish;

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the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights, and any costs relating to arrangements entered into to settle intellectual property litigation;

•	the extent to which Somaxon acquires or in-licenses new products, technologies or businesses;

•	the rate of progress and cost of any future non-clinical studies, any future clinical trials and other development activities;

•	the scope, prioritization and number of development programs Somaxon pursues; and

•	the effect of competing technological and market developments.

On July 24, 2012, Somaxon sold to institutional investors an aggregate of approximately 1.2 million shares of Somaxon’s common stock and warrants to purchase up to approximately 0.6 million additional shares of Somaxon’s common stock at a combined purchase price of $2.56 per share and per warrant. The total gross proceeds from the offering were approximately $3.0 million, before deducting selling commissions and expenses. In August 2011, Somaxon entered into an at-the-market equity sales agreement with Citadel Securities LLC, or Citadel. However, there can be no assurance that Somaxon can or will consummate sales under the agreement based on prevailing market conditions or in the quantities or at the prices that Somaxon deems appropriate. Both Citadel and Somaxon are permitted to independently terminate the sales agreement at any time.

Somaxon has two effective shelf registration statements on Form S-3 filed with the SEC under which it may offer from time to time any combination of debt securities, common and preferred stock and warrants. However, the rules and regulations of the SEC or other regulatory agencies may restrict its ability to conduct certain types of financing activities, or may affect the timing of and the amounts it can raise by undertaking such activities. For example, under current SEC regulations, because the aggregate market value of Somaxon’s common stock held by non-affiliates, or Somaxon’s public float, is less than $75 million, the amount that Somaxon can raise through primary public offerings of securities in any twelve-month period using one or more registration statements on Form S-3 is limited to an aggregate of one-third of its public float. Somaxon’s July 2012 offering of stock and warrants was a primary offering using one of Somaxon’s effective shelf registration statements on Form S-3 and was subject to this limitation.

At September 30, 2012 Somaxon had cash and cash equivalents totaling $8.2 million. Somaxon will need to obtain additional funds to finance its operations. Actual financial results for the period of time through which Somaxon’s financial resources will be adequate to support its operations could vary based upon many factors, including, but not limited to, Silenor sales performance, the actual cost of commercial activities and any litigation expenses Somaxon may incur.

In December 2011 Somaxon hired Stifel Nicolaus as a strategic advisor to assist Somaxon in identifying and evaluating strategies to maximize stockholder value by leveraging Somaxon’s rights in Silenor. The exploration of strategic alternatives resulted in this merger. The inability to complete this merger or enter into a strategic transaction, or a strategic transaction that is not successful or on attractive terms, could accelerate Somaxon’s needs for cash and make securing funding on reasonable terms more difficult. In addition, if Somaxon raises additional funds through collaborations or other strategic transactions, it may be necessary to relinquish potentially valuable rights to Somaxon’s products, potential products or proprietary technologies, or grant licenses on terms that are not favorable to Somaxon.

Somaxon intends to obtain any additional funding it requires through public or private equity or debt financings, strategic relationships, assigning receivables or royalty rights, or other arrangements, and cannot assure that such funding will be available on reasonable terms, or at all. If Somaxon is unsuccessful in raising additional required funds, it may be required to delay, scale back or eliminate plans or programs relating to its business, relinquish some or all rights to Silenor, or renegotiate less favorable terms with respect to such rights than Somaxon would otherwise choose or cease operating as a going concern. In addition, if Somaxon does not meet its payment obligations to third parties as they come due, it may be subject to litigation claims. Even if Somaxon is successful in defending against these claims, litigation could result in substantial costs and distract management, and may have unfavorable results that could further adversely impact Somaxon’s financial condition.

If Somaxon raises additional funds by issuing equity securities, substantial dilution to existing stockholders would result. If Somaxon raises additional funds by incurring debt financing, the terms of the debt may involve significant cash payment obligations as well as covenants and specific financial ratios that may restrict Somaxon’s ability to operate its business. If Somaxon is unable to continue as a going concern, it may have to liquidate its assets and may receive less than the value at which those assets are carried on Somaxon’s financial statements, and it is likely that investors will lose all or a part of their investments.

Somaxon will need to retain qualified sales and marketing personnel and successfully manage Somaxon’s sales and marketing programs and resources in order to successfully generate sales of Silenor.

Prior to December 31, 2011, revenues Somaxon received from sales of Silenor largely depended upon the efforts of sales representatives employed by P&G and Publicis. Because Somaxon did not believe that the growth of Silenor revenues throughout 2011 was sufficient to support sales and marketing expenses at then-current levels, Somaxon terminated its agreements with Publicis and P&G in December 2011 in an effort to conserve cash, and effective January 3, 2012, Somaxon hired a reduced sales force of 25 field-based sales representatives from Publicis as its own employees to promote Silenor. In June 2012, Somaxon began reallocating its commercial resources relating to Silenor, including by eliminating vacant and/or unprofitable field sales territories, and focusing greater resources on other activities to better support its in-person promotional efforts. Somaxon is now solely relying on its limited number of sales representatives to market and sell Silenor, and Somaxon’s sales in the short term may suffer as it makes this transition and may continue to suffer in the long term if such transition is not successful. In addition, Somaxon’s strategy of focusing on an overall smaller, but more concentrated, geography may not be successful.

The efforts of Somaxon’s sales force are complemented by online and other nonpersonal promotional initiatives that target both physicians and patients. Somaxon is also focused on ensuring broad patient access to Silenor by negotiating agreements with leading commercial managed care organizations and with government payors. Although Somaxon’s goal is to achieve Silenor sales through the efficient execution of its sales and marketing plans and programs, Somaxon may not be able to effectively generate prescriptions and achieve broad market acceptance for Silenor on a timely basis, or at all.

Restrictions on or challenges to Somaxon’s patent rights relating to its products and limitations on or challenges to Somaxon’s other intellectual property rights may limit Somaxon’s ability to prevent third parties from competing against it.

Somaxon’s success will depend on its ability to obtain and maintain patent protection for Silenor and any other product candidate it develops or commercializes, preserve its trade secrets, prevent third parties from infringing upon its proprietary rights and operate without infringing upon the proprietary rights of others. The patent rights that Somaxon has in-licensed relating to Silenor are limited in ways that may affect its ability to exclude third parties from competing against it. In particular, Somaxon does not hold composition of matter patents covering the active pharmaceutical ingredient, or API, of Silenor. Composition of matter patents on APIs are a particularly effective form of intellectual property protection for pharmaceutical products, as they apply without regard to any method of use or other type of limitation. As a result, competitors who obtain the requisite regulatory approval can offer products with the same APIs as Somaxon’s products so long as the competitors do not infringe any method of use or formulation patents that Somaxon may hold.

The principal patent protection that covers, or that Somaxon expects will cover, Silenor consists of method of use patents. This type of patent protects the product only when used or sold for the specified method. However, this type of patent does not limit a competitor from making and marketing a product that is identical or similar to Somaxon’s product for an indication that is outside of the patented method. Moreover, physicians may prescribe such a competitive or similar identical product for off-label indications that are covered by the applicable patents. Some physicians are prescribing generic 10mg doxepin capsules and generic oral solution doxepin for insomnia on such an off-label basis. In addition, some managed healthcare plans are requiring the substitution of these generic doxepin products for Silenor, and some pharmacies are suggesting such substitution. Although such off-label prescriptions may induce or contribute to the infringement of method of use patents, the practice is common and such infringement is difficult to prevent or prosecute.

Because products with active ingredients identical to Silenor have been on the market for many years, there can be no assurance that these other products were never used off-label or studied in such a manner that such prior usage would not affect the validity of Somaxon’s method of use patents. Due to some prior art that Somaxon identified, Somaxon initiated a reexamination of one of the patents Somaxon has in-licensed covering Silenor, (specifically, U.S. Patent No. 5,502,047, “Treatment for Insomnia”) which claims the treatment of chronic insomnia using doxepin in a daily dosage of 0.5mg to 20mg and expires in March 2013. The reexamination proceedings terminated and the U.S. Patent and Trademark Office, or USPTO, issued a reexamination certificate narrowing certain claims, so that the broadest dosage ranges claimed by Somaxon are 0.5mg to 20mg for otherwise healthy patients with chronic insomnia and for patients with chronic insomnia resulting from depression, and 0.5mg to 4mg for all other chronic insomnia patients. Somaxon also requested reissue of this same patent to consider some additional prior art and to add intermediate dosage ranges below 10mg. In two office actions relating to this reissue request, the USPTO raised no prior art objections to 32 of the 34 claims Somaxon was seeking and raised a prior art objection to the other two, as well as some technical objections. Each of the claims objected to by the USPTO related to dosages above 10mg. After further review of the prior art submitted, the USPTO withdrew all of its prior art objections. Somaxon then determined that the proposed addition of the intermediate dosage ranges and the resolution of the technical objections no longer warranted continuation of the reissue proceeding. As a result, Somaxon elected not to continue that proceeding.

Somaxon also has multiple internally developed pending patent applications. No assurance can be given that the USPTO or other applicable regulatory authorities will allow pending applications to result in issued patents with the claims Somaxon is seeking, or at all.

Patent applications in the United States are confidential for a period of time until they are published, and publication of discoveries in scientific or patent literature typically lags actual discoveries by several months. As a result, Somaxon cannot be certain that the inventors of issued patents to which Somaxon holds rights were the first to conceive of inventions covered by pending patent applications or that the inventors were the first to file patent applications for such inventions.

In addition, third parties may challenge issued patents to which Somaxon holds rights and any additional patents that Somaxon may obtain, which could result in the invalidation or unenforceability of some or all of the relevant patent claims, or could attempt to develop products utilizing the same APIs as Somaxon’s products that do not infringe the claims of its in-licensed patents or patents that Somaxon may obtain.

When a third party files an ANDA for a product containing doxepin for the treatment of insomnia at any time during which Somaxon has patents listed for Silenor in the FDA’s Orange Book publication, the applicant will be required to certify to the FDA concerning the listed patents. Specifically, the applicant must certify that: (1) the required patent information relating to the listed patent has not been filed in the NDA for the approved product; (2) the listed patent has expired; (3) the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or (4) the listed patent is invalid or will not be infringed by the manufacture, use or sale of the new product. A certification that the new product will not infringe the Orange Book-listed patents for Silenor or that such patents are invalid is called a paragraph IV certification.

Somaxon received notices from each of Actavis Elizabeth LLC and Actavis Inc., or collectively, Actavis, Mylan Pharmaceuticals Inc. and Mylan, Inc., or collectively, Mylan, Par Pharmaceutical, Inc. and Par Pharmaceutical Companies, Inc., or collectively, Par, and Zydus Pharmaceuticals USA, Inc. and Cadila Healthcare Limited (d/b/a Zydus Cadila), or collectively, Zydus, that each has filed with the FDA an ANDA for a generic version of Silenor 3mg and 6mg tablets. The notices included paragraph IV certifications with respect to eight of the nine patents listed in the Orange Book for Silenor.

Somaxon, together with ProCom, filed suit in the United States District Court for the District of Delaware against each of Actavis, Mylan, Par and Zydus alleging that each of Actavis, Mylan, Par and Zydus infringed the ‘229 patent by seeking approval from the FDA to market generic versions of Silenor 3mg and 6mg tablets prior to the expiration of this patent.

In addition, Somaxon filed suit in the United States District Court for the District of Delaware against each of Actavis, Mylan, Par and Zydus alleging that such parties infringed the ‘307 patent by seeking approval from the FDA to market generic versions of Silenor 3mg and 6mg tablets prior to the expiration of this patent.

In July 2012, Somaxon and its licensor for the ‘229 patent, ProCom, entered into separate settlement agreements with each of Mylan, Par and Zydus to resolve the pending patent litigation between the parties.

Mylan has the exclusive right under the ‘229 patent and the ‘307 patent to sell an authorized generic version of Silenor under Somaxon’s NDA in the United States for a limited period beginning January 1, 2020, or earlier under certain circumstances. After Mylan’s license to sell such authorized generic product expires, Mylan will have a non-exclusive license to sell a generic version of Silenor under Mylan’s ANDA in the United States. Par and Zydus each have a non-exclusive license under the ‘229 patent and the ‘307 patent to sell a generic version of Silenor in the United States 180 days after the earlier of the date that a third party’s generic version of Silenor is first sold in the United States under a license from Somaxon or a final court decision that the ‘229 patent and the ‘307 patent are not infringed, invalid or unenforceable, or earlier under certain circumstances. In July 2012, the U.S. District Court for the District of Delaware entered an order dismissing the litigation with respect to each of Mylan, Par and Zydus.

Somaxon intends to vigorously enforce its intellectual property rights relating to Silenor, but it cannot predict the outcome of any ongoing or future actions. Any adverse outcome in any ongoing or future actions could result in one or more generic versions of Silenor being launched before the expiration of the listed patents, which could adversely affect Somaxon’s ability to successfully execute its business strategy and would negatively impact its financial condition and results of operations, including causing a significant decrease in its revenues and cash flows; such events could also significantly impact Somaxon’s ability to continue as a going concern.

Certain pharmaceutical companies’ patent settlement agreements with generic pharmaceutical companies have been challenged by the U.S. Federal Trade Commission alleging a violation of Section 5(a) of the Federal Trade Commission Act. Somaxon’s settlement agreements with Mylan, Par and Zydus, or any other patent settlement agreement that Somaxon may enter into with any generic pharmaceutical company, may be subject to similar challenges, which will be both expensive and time-consuming and may render such settlement agreements unenforceable. In addition, legislation has been proposed by Congress that, if passed, would subject patent settlement agreements to further restrictions.

Somaxon also relies upon unpatented trade secrets and improvements, unpatented know-how and continuing technological innovation to develop and maintain Somaxon’s competitive position, which Somaxon seeks to protect, in part, by confidentiality agreements with Somaxon’s collaborators, employees and consultants. Somaxon also has invention or patent assignment agreements with its employees and certain consultants. There can be no assurance that inventions relevant to Somaxon will not be developed by a person not bound by an invention assignment agreement with Somaxon. There can be no assurance that binding agreements will not be breached, that Somaxon would have adequate remedies for any breach, or that Somaxon’s trade secrets will not otherwise become known or be independently discovered by Somaxon’s competitors.

Litigation or other proceedings to enforce or defend intellectual property rights is often very complex in nature, expensive and time-consuming, may divert Somaxon’s management’s attention from its core business and may have unfavorable results that could adversely impact Somaxon’s ability to prevent third parties from competing with Somaxon.

Somaxon is subject to uncertainty relating to healthcare reform measures, reimbursement policies and regulatory proposals which, if not favorable to Silenor or any other product that Somaxon commercializes, could hinder or prevent Somaxon’s commercial success.

Somaxon’s ability to successfully commercialize Silenor and any other product to which Somaxon obtains rights will depend in part on the extent to which governmental authorities, private health insurers and other organizations establish appropriate coverage and reimbursement levels for the cost of Somaxon’s products and related treatments.

The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare may adversely affect:

•	the ability to obtain a price Somaxon believes is fair for Somaxon’s products;

•	the ability to generate revenues and achieve or maintain profitability;

•	the future revenues and profitability of Somaxon’s potential customers, suppliers and collaborators; and

•	the availability of capital.

The U.S. Congress has enacted legislation to reform the healthcare system. A major goal of this healthcare reform law was to provide greater access to healthcare coverage for more Americans. Accordingly, the healthcare reform law required individual U.S. citizens and legal residents to maintain qualifying health coverage, imposed certain requirements on employers with respect to offering health coverage to employees, amended insurance regulations regarding when coverage can be provided and denied to individuals, and expanded existing government healthcare coverage programs to more individuals in more situations. Among other things, the healthcare reform law specifically:

•	established annual, non-deductible fees on any entity that manufactures or imports certain branded prescription drugs, beginning in 2011;

•	increased minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program, retroactive to January 1, 2010;

•	redefined a number of terms used to determine Medicaid drug rebate liability, including average manufacturer price and retail community pharmacy, effective October 2010;

•	extended manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations, effective March 2010;

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expanded eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals beginning April 2010 and by adding new mandatory eligibility categories for certain individuals with income at or below 133 percent of the Federal Poverty Level beginning 2014, thereby potentially increasing manufacturers’ Medicaid rebate liability;

•	established a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research;

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required manufacturers to participate in a coverage gap discount program, under which they must agree to offer 50 percent point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D, beginning 2011; and

•	increased the number of entities eligible for discounts under the Public Health Service pharmaceutical pricing program, effective January 2010.

While this legislation will, over time, increase the number of patients who have insurance coverage for Somaxon’s products, it also is likely to adversely affect Somaxon’s results of operations. Although this legislation was recently upheld by the U.S. Supreme Court, it is possible that it may be modified or repealed in the future. Some states are also considering legislation that would control the prices of drugs, and state Medicaid programs are increasingly requesting manufacturers to pay supplemental rebates and/or requiring prior authorization by the state program. It is likely that federal and state legislatures and health agencies will continue to focus on additional healthcare reform in the future.

As a result of these or other reform measures, Somaxon may determine to change Somaxon’s current manner of operation or change its contract arrangements, any of which could harm its ability to operate its business efficiently or on the scale Somaxon would like and Somaxon’s ability to raise capital. In addition, in certain foreign markets, the pricing of prescription drugs is subject to government control and reimbursement may in some cases be unavailable or insufficient.

Current healthcare reform measures and any future legislative proposals to reform healthcare or reduce government insurance programs may result in lower prices for Silenor and any other product that Somaxon commercializes or exclusion of Silenor or any such other product from coverage and reimbursement programs. Either of those results could harm Somaxon’s ability to market its products and significantly reduce Somaxon’s revenues from the sale of its products.

Managed care organizations are increasingly challenging the prices charged for medical products and services and, in some cases, imposing restrictions on the coverage of particular drugs. Many managed care organizations negotiate the price of medical services and products and develop formularies which establish pricing and reimbursement levels. Exclusion of a product from a formulary can lead to its sharply reduced usage in the managed care organization’s patient population. The process for obtaining coverage can be lengthy and costly, and it can take several months before a particular payor initially reviews Somaxon’s product and makes a decision with respect to coverage. For example, third-party payors may require cost-benefit analysis data from Somaxon in order to demonstrate the cost-effectiveness of any product Somaxon might market and sell. For any individual third-party payor, Somaxon may not be able to provide data sufficient to gain reimbursement on a similar or preferred basis to competitive products, or at all.

In addition, many insurers and other healthcare payment organizations encourage the use of less expensive alternative generic brands and over the counter, or OTC, products through their prescription benefits coverage and reimbursement policies. The availability of generic prescription and OTC products for the treatment of insomnia has created, and will continue to create, a competitive reimbursement environment. Insurers and other healthcare payment organizations frequently make the generic or OTC alternatives more attractive to the patient by providing different amounts of reimbursement so that the net cost of the generic or OTC product to the patient is less than the net cost of a prescription-branded product to the patient. Aggressive pricing policies by Somaxon’s generic or OTC product competitors and the prescription benefit policies of insurers could have a negative effect on its product revenues and profitability.

The competition among pharmaceutical companies to have their products approved for reimbursement also results in downward pricing pressure in the industry and in the markets where Somaxon’s products compete. In some cases, Somaxon may discount its products in order to obtain reimbursement coverage, and it may not be successful in any efforts it takes to mitigate the effect of a decline in average selling prices for its products. Declines in Somaxon’s average selling prices would also reduce Somaxon’s gross margins.

In addition, once reimbursement at an agreed level is approved by a third-party payor, Somaxon may lose that reimbursement entirely. As reimbursement is often approved for a period of time, this risk is greater at the end of the time period, if any, for which the reimbursement was approved.

Somaxon may face additional challenges with regard to reimbursement which could affect its ability to successfully commercialize Silenor or any other product candidate that it commercializes, including:

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the variability of formulary coverage may discourage physicians from providing Silenor or any other product candidate that Somaxon commercialize to certain or all patients depending on their insurance coverage;

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an increase in insurance plans that place more cost liability onto patients may limit patients’ willingness to pay for Silenor or any other product candidate that Somaxon commercializes and thereby discourage uptake; and

•	unforeseen changes in federal healthcare policy guidelines may negatively impact a physician practice’s willingness to provide novel treatments.

If Somaxon’s products are not included within an adequate number of formularies or adequate reimbursement levels are not provided, or if those policies increasingly favor generic or OTC products, Somaxon’s overall business and financial condition would be adversely affected.

Further, there have been a number of legislative and regulatory proposals concerning reimportation of pharmaceutical products and safety matters. For example, in an attempt to protect against counterfeit drugs, the federal government and numerous states have enacted pedigree legislation. In particular, California has enacted legislation that requires development of an electronic pedigree to track and trace each prescription drug at the saleable unit level through the distribution system. California’s electronic pedigree requirement is scheduled to take effect beginning in January 2015. Compliance with California and future federal or state electronic pedigree requirements will likely require an increase in Somaxon’s operational expenses and will likely be administratively burdensome.

Even though Silenor received regulatory approval, it will still be subject to substantial ongoing regulation.

Even though U.S. regulatory approval has been obtained for Silenor, the FDA has imposed restrictions on its indicated uses or marketing and imposed ongoing requirements for post-approval studies or other activities. For example, the approved use of Silenor is limited to the treatment of insomnia characterized by sleep maintenance difficulty. In addition, the FDA has required Somaxon to implement a risk evaluation and mitigation strategy, or REMS, consisting of a medication guide. Somaxon is also required to complete a standard clinical trial assessing the safety and efficacy of Silenor in children aged six to 16 pursuant to the Pediatric Research Equity Act of 2003, or PREA, and to submit final results of this trial by March 2015. Any issues relating to these restrictions or requirements could have an adverse impact on Somaxon’s ability to achieve market acceptance of Silenor and generate revenues from its sale.

The FDA has also requested that all manufacturers of sedative-hypnotic drug products modify their product labeling to include stronger language concerning potential risks. These risks include severe allergic reactions and complex sleep-related behaviors, which may include sleep-driving. The FDA also recommended that the drug manufacturers conduct clinical studies to investigate the frequency with which sleep-driving and other complex behaviors occur in association with individual drug products. Somaxon’s approved label for Silenor includes warnings relating to risks of complex sleep behaviors.

In addition, in August 2011 the FDA requested that Somaxon provide information about the pharmacokinetic and pharmacodynamic properties and adverse event profile of Silenor, including differences that might arise due to demographic factors, to enable the FDA to assess whether morning drug levels may remain high enough in some individuals or identifiable patient subgroups to impair driving to a degree that presents an unacceptable risk both to individuals and the public. The FDA’s request indicated that the same request was made to all sponsors of sedative hypnotic medications.

Silenor is also subject to ongoing FDA requirements for the labeling, packaging, storage, advertising, promotion, record-keeping and submission of safety and other post-market information. For example, the FDA may require modifications to Somaxon’s REMS for Silenor at a later date if warranted by new safety information. Any future requirements imposed by the FDA may require substantial expenditures.

In addition, all marketing activities associated with Silenor, as well as marketing activities related to any other products that Somaxon promote, are subject to numerous federal and state laws governing the marketing and promotion of pharmaceutical products. The FDA regulates post-approval promotional labeling and advertising to ensure that such activities conform to statutory and regulatory requirements. Such regulation and FDA review could require Somaxon to alter its marketing materials or strategy, incur additional costs or delay certain of Somaxon’s promotional activities.

In addition to FDA restrictions, the marketing of prescription drugs is subject to laws and regulations prohibiting fraud and abuse under government healthcare programs. For example, the federal healthcare program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or, in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to have a false claim paid. Several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly inflating drug prices they report to pricing services, which in turn are used by the government to set Medicare and Medicaid reimbursement rates, and for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. In addition, certain marketing practices, including off-label promotion, may also violate false claims laws. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, which apply regardless of the payor. If Somaxon fails to comply with applicable FDA regulations or other laws or regulations relating to the marketing of Silenor or any other product, it could be subject to criminal prosecution, civil penalties, seizure of products, injunction, or exclusion of such products from reimbursement under government programs, as well as other regulatory actions.

Approved products, manufacturers and manufacturers’ facilities are subject to continual review and periodic inspections. If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions on that product or on Somaxon, including requiring withdrawal of the product from the market.

The distribution of pharmaceuticals is also regulated by state regulatory agencies, including the requirement to obtain and maintain distribution permits or licenses in many states. Compliance with these requirements may require the expenditure of substantial resources and could impact the manner and scope of Somaxon’s distribution operations. If Somaxon fails to comply with applicable state regulations relating to the distribution of Silenor or any other product it markets, Somaxon could be subject to criminal prosecution, civil penalties, seizure of products, injunctions or other regulatory actions.

Somaxon has implemented a comprehensive compliance program and related infrastructure, but Somaxon cannot provide absolute assurance that it is or will be in compliance with all potentially applicable laws and regulations.

If Somaxon’s operations relating to Silenor fail to comply with applicable regulatory requirements, a regulatory agency may:

•	issue warning letters or untitled letters;

•	impose civil or criminal penalties, including fines;

•	require that Somaxon change the way the product is administered, change the labeling of the product or implement a new or amended REMS;

•	suspend regulatory approval;

•	impose requirements to conduct additional clinical, non-clinical or other studies;

•	suspend any ongoing clinical trials;

•	refuse to approve pending applications or supplements to approved applications filed by Somaxon;

•	impose restrictions on operations, including costly new manufacturing requirements; or

•	seize or detain products or require a product recall.

Somaxon relies on third parties to perform many necessary services for Somaxon’s commercial products, including services related to the storage and distribution of its products.

Somaxon has retained third-party service providers to perform a variety of functions related to the sale and distribution of its products, key aspects of which are out of its direct control. For example, Somaxon relies on one third-party service provider to provide key services related to warehousing and inventory management, distribution, contract administration and chargeback processing, accounts receivable management and call center management, and, as a result, most of Somaxon’s inventory is stored at a single warehouse maintained by the service provider. Somaxon also utilizes third parties to perform various other services relating to e-detailing, sample processing, and regulatory monitoring, including adverse event reporting, safety database management and other product maintenance services.

Somaxon places substantial reliance on the third-party providers that perform services for it. If these third-party service providers fail to effectively provide services to Somaxon, fail to comply with applicable laws and regulations, fail to meet expected deadlines, or otherwise do not carry out their contractual duties to Somaxon, or encounter physical or natural damage at their facilities, Somaxon’s ability to successfully commercialize Silenor would be significantly impaired, or Somaxon could be subject to regulatory sanctions. Somaxon does not currently have the internal capacity to perform these important commercial functions, and Somaxon may not be able to maintain commercial arrangements for these services on reasonable terms.

Somaxon’s future reporting and payment obligations under governmental purchasing and rebate programs will be complex and may involve subjective decisions, and any failure to comply with those obligations could subject Somaxon to penalties and sanctions, which in turn could have a material adverse effect on Somaxon’s business and financial condition.

As a condition of reimbursement by various federal and state healthcare programs, Somaxon will need to calculate and report certain pricing information to federal and state healthcare agencies. The regulations regarding the reporting of such pricing information are complex. Somaxon’s calculations and methodologies will be subject to review and challenge by the applicable governmental agencies, and it is possible that such reviews could result in material changes to Somaxon’s calculations. In addition, because Somaxon’s calculations and the judgments involved in making these calculations will involve subjective decisions and complex methodologies, these calculations are subject to the risk of errors. Any failure to comply with governmental reporting and payment obligations could result in civil and/or criminal sanctions.

Somaxon expects intense competition in the marketplace for Silenor and any other product to which Somaxon acquires rights, and new products may emerge that provide different and/or better therapeutic alternatives for the disorders that Somaxon’s products are intended to treat.

Silenor competes with well-established drugs approved for the treatment of insomnia, including Lunesta, marketed by Sunovion Pharmaceuticals Inc., a wholly owned subsidiary of Dainippon Sumitomo Pharma Co., Ltd., and the branded and generic versions of Sanofi-Synthélabo, Inc.’s Ambien and Ambien CR and Pfizer Inc.’s Sonata (all of which are GABA-receptor agonists), and Takeda Pharmaceuticals North America, Inc.’s Rozerem, a melatonin receptor antagonist.

A number of companies are marketing reformulated versions of previously approved GABA-receptor agonists. For example, in November 2011, Transcept Pharmaceuticals, Inc. received approval from the FDA for Intermezzo, a low-dose sublingual tablet formulation of zolpidem. Transcept and Purdue Pharmaceutical Products L.P. have entered into an exclusive U.S. license and collaboration agreement to commercialize Intermezzo, which was launched by Purdue in April 2012. Meda AB and Orexo AB launched Edluar, formerly known as Sublinox, a sublingual tablet formulation of zolpidem, in the third quarter of 2009. ECR Pharmaceuticals Company, Inc., a wholly owned subsidiary of Hi-Tech Pharmacal Co., Inc., launched NovaDel Pharma, Inc.’s ZolpiMist, an oral mist formulation of zolpidem, in the United States in February 2011.

In addition to the currently approved products for the treatment of insomnia, a number of new products may enter the insomnia market over the next several years. It has been reported that Neurim Pharmaceuticals Ltd. is seeking FDA approval of Circadin, a prescription form of melatonin that is already approved in the European Union and several other countries. Neurim also announced positive results from Phase 1 and 1b clinical trials for Neu-P11, a melatonin and serotonin agonist for the treatment of insomnia associated with pain.

Alexza Pharmaceuticals, Inc. has announced positive results from a Phase 1 clinical trial of an inhaled formulation of zaleplon, the API in Sonata. In July 2010, Alexza announced that it was advancing this product candidate into Phase 2 clinical trials during the first half of 2011 for the treatment of insomnia in patients who have difficulty falling asleep, including those patients who awake in the middle of the night and have difficulty falling back asleep, but has not yet done so. Somnus Therapeutics, Inc. has announced positive results from two Phase 1 clinical trials and one Phase 2 clinical trial of a delayed-release formulation of zaleplon.

Vanda Pharmaceuticals Inc. has completed two Phase 3 clinical trials of tasimelteon, a melatonin receptor agonist. Tasimelteon received orphan drug designation status for non-24-hour sleep/wake disorder in blind individuals with no light perception. Vanda plans to file an NDA with the FDA in mid-2013.

Merck & Co., Inc. has completed Phase 3 clinical trials for suvorexant, an orexin antagonist, for the treatment of insomnia and has MK-6096 and MK-3697 in Phase 2 clinical trials for the treatment of insomnia. Merck has announced that it plans to file regulatory applications for suvorexant in 2012.

Several other companies, including Sunovion Pharmaceuticals, are evaluating 5HT2 antagonists as potential hypnotics, and Eli Lilly and Company is evaluating a potential hypnotic that is a dual histamine/5HT2 antagonist. Additionally, several other companies are evaluating new formulations of existing compounds and other compounds for the treatment of insomnia.

Furthermore, generic versions of Ambien, Ambien CR and Sonata have been launched and are priced significantly lower than approved, branded insomnia products. Some managed healthcare plans require that patients try generic versions of these branded insomnia products before the patient can be reimbursed for Silenor. Sales of all of these drugs may reduce the available market for, and could put downward pressure on, the price Somaxon is able to charge for Silenor, which could ultimately limit Somaxon’s ability to generate significant revenues.

The active ingredient of Silenor is doxepin, which has been used at higher doses for over 40 years for the treatment of depression and anxiety. Doxepin is available generically in strengths as low as 10mg in capsule form, as well as in a concentrated liquid form dispensed by a marked dropper and calibrated for 5mg. Some physicians are prescribing generic 10mg doxepin capsules and generic oral solution doxepin off-label for insomnia. In addition, some managed healthcare plans are requiring the substitution of these generic doxepin products for Silenor, and some pharmacies are suggesting such substitution. Such off-label uses of generic doxepin may reduce the sales of Silenor and may put a downward pressure on the price Somaxon is able to charge for Silenor, which could ultimately limit its ability to generate significant revenues.

Upon the expiration of, or successful challenge to, Somaxon’s patents or licenses covering Silenor, generic competitors may introduce a generic version of Silenor at a lower price. Some generic manufacturers have also demonstrated a willingness to launch generic versions of branded products before the final resolution of related patent litigation, known as an “at-risk launch.” A launch of a generic version of Silenor could have a material adverse effect on Somaxon’s business and Somaxon could suffer a significant loss of sales and market share in a short period of time.

One or more generic versions of Silenor being launched before the effective dates of licenses or the expiration of the listed patents could adversely affect Somaxon’s ability to successfully generate sales of Silenor and would negatively impact Somaxon’s financial condition and results of operations, including causing a significant decrease in its revenues and cash flows, such events could also significantly impact Somaxon’s ability to continue as a going concern.

The biotechnology and pharmaceutical industries are subject to rapid and intense technological change. Somaxon faces, and will continue to face, competition in the development and marketing of Silenor or any other product candidate to which Somaxon acquires rights from academic institutions, government agencies, research institutions and biotechnology and pharmaceutical companies. There can be no assurance that developments by others, including the development of other drug technologies and methods of preventing the incidence of disease, will not render Silenor or any other product candidate that Somaxon develops obsolete or noncompetitive.

Compared to Somaxon, many of Somaxon’s potential competitors have substantially greater:

•	capital resources;

•	manufacturing, distribution and sales and marketing resources and experience;

•	research and development resources, including personnel and technology;

•	regulatory experience;

•	experience conducting non-clinical studies and clinical trials, and related resources; and

•	expertise in prosecution and enforcement of intellectual property rights.

As a result of these factors, Somaxon’s competitors may develop drugs that are more effective and less costly than its drugs and may be more successful than Somaxon is in manufacturing, marketing and selling their products. Somaxon’s competitors may also obtain patent protection or other intellectual property rights or seek to invalidate or otherwise challenge Somaxon’s intellectual property rights, limiting Somaxon’s ability to successfully market and sell products.

In addition, manufacturing efficiency and selling and marketing capabilities are likely to be significant competitive factors. Somaxon currently has no commercial manufacturing capability and more limited sales and marketing infrastructure than many of Somaxon’s competitors and potential competitors.

If the manufacturers upon whom Somaxon rely fail to produce Somaxon’s products in the volumes that Somaxon requires on a timely basis, or to comply with stringent regulations applicable to pharmaceutical drug manufacturers, Somaxon may face delays in the development and commercialization of, or be unable to meet demand for, Somaxon’s products and may lose potential revenues.

Somaxon does not manufacture Silenor, and Somaxon does not plan to develop any capacity to do so. Somaxon has a contract with Patheon Pharmaceuticals Inc. to manufacture Somaxon’s future required clinical supplies, if any, of Silenor. Somaxon also has a contract with Patheon to manufacture Somaxon’s commercial supplies of Silenor. In addition, in connection with Somaxon’s settlement agreement with Mylan, in July 2012 Somaxon entered into an agreement with Mylan to manufacture Somaxon’s commercial supplies of Silenor for the United States. Somaxon has also entered into agreements with Plantex USA, Inc. to manufacture Somaxon’s supply of doxepin API and with Anderson Packaging, Inc. to package Silenor finished products.

The manufacture of pharmaceutical products requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of pharmaceutical products often encounter difficulties in production, particularly in scaling up and validating initial production. These problems include difficulties with production costs and yields, quality control (including stability of the product and quality assurance testing), shortages of qualified personnel, as well as compliance with strictly enforced federal, state and foreign regulations. In connection with Somaxon’s supply agreement with Mylan, the FDA must approve Mylan’s facilities and processes prior to Somaxon’s use of commercial products supplied by Mylan, which could require new testing and compliance inspections. In addition, Mylan will have to be educated in or independently develop the processes necessary for production.

Somaxon’s manufacturers may not perform as agreed or may terminate their agreements with Somaxon. Additionally, Somaxon’s manufacturers may experience manufacturing difficulties due to resource constraints or as a result of labor disputes or unstable political environments. If Somaxon’s manufacturers were to encounter any of these difficulties, or otherwise fail to comply with their contractual obligations, Somaxon’s ability to sell Silenor or any other product candidate that it commercializes or provide any product candidates to patients in Somaxon’s clinical trials would be jeopardized. Any delay or interruption in the supply of clinical trial supplies could delay the completion of Somaxon’s clinical trials, increase the costs associated with maintaining Somaxon’s clinical trial program and, depending upon the period of delay, require Somaxon to commence new clinical trials at significant additional expense or terminate the clinical trials completely. In addition, any delay or interruption in Somaxon’s ability to meet commercial demand for Silenor will result in the loss of potential revenues. In addition, all manufacturers of pharmaceutical products must comply with current good manufacturing practice, or cGMP, requirements enforced by the FDA through its facilities inspection program. The FDA is also likely to conduct inspections of Somaxon’s manufacturers’ facilities as part of their review of any marketing applications Somaxon submits. These cGMP requirements include quality control, quality assurance and the maintenance of records and documentation. Manufacturers of Somaxon’s products may be unable to comply with these cGMP requirements and with other FDA, state and foreign regulatory requirements. A failure to comply with these requirements may result in fines and civil penalties, suspension of production, suspension or delay in product approval, product seizure or recall, or withdrawal of product approval. If the safety of any quantities supplied is compromised due to Somaxon’s manufacturers’ failure to adhere to applicable laws or for other reasons, Somaxon may not be able to obtain regulatory approval for or successfully commercialize its products.

Moreover, Somaxon’s manufacturers and suppliers may experience difficulties related to their overall businesses and financial stability, which could result in delays or interruptions of Somaxon’s supply of Silenor. In addition, once Mylan’s supply of commercial quantities of Silenor is approved by the FDA, Somaxon will be required to procure minimum percentages of Somaxon’s U.S. commercial requirements of Silenor from Mylan, which could limit its flexibility with respect to supply and inventory management. Except for the dual supply of Silenor commercial requirements from Mylan and Patheon, Somaxon does not have alternate manufacturing plans in place at this time. If Somaxon needs to change to other manufacturers, the FDA and comparable foreign regulators must approve these manufacturers’ facilities and processes prior to Somaxon’s use, which would require new testing and compliance inspections, and the new manufacturers would have to be educated in or independently develop the processes necessary for production.

Any of these factors could adversely affect the commercial activities for Silenor or suspend clinical trials, regulatory submissions, and required approvals for any other product candidate that Somaxon develops, or entail higher costs or result in Somaxon’s being unable to effectively commercialize its products. Furthermore, if Somaxon’s manufacturers failed to deliver the required commercial quantities of raw materials, including bulk drug substance, or finished product on a timely basis and at commercially reasonable prices, Somaxon would likely be unable to meet demand for Somaxon’s products and would lose potential revenues.

Somaxon, Paladin Labs Inc., CJ CheilJedang Corporation or any other future licensee may never receive approval or commercialize Silenor outside of the United States, or Somaxon’s or their activities may not be effective or in compliance with applicable laws.

Somaxon has licensed to Paladin Labs Inc., or Paladin, the rights to commercialize Silenor in Canada, South America, the Caribbean and Africa, and Somaxon has licensed to CJ CheilJedang Corporation, or CJ, the rights to commercialize Silenor in South Korea. With the exception of the regulatory approval obtained in Canada by Paladin on December 17, 2012, Silenor has not been approved for marketing in any jurisdiction outside of the United States. Paladin and CJ are responsible for regulatory submissions for Silenor in their respective licensed territories and have the exclusive right to commercialize Silenor in such licensed territories. Paladin is pursuing regulatory approvals in its territories but there is no assurance regulatory approval will be obtained in any of the other licensed territories. Somaxon may license rights to Silenor or other future products to others for territories outside the United States in the future.

Compared to a development and commercialization strategy for an ex-U.S. product that involves a third-party collaborator, the development and commercialization of such a product by Somaxon without a collaborator is likely to require substantially greater resources on Somaxon’s part and potentially adversely impact the timing and results of the development or commercialization of the product.

In order to market any products outside of the United States, Somaxon or Somaxon’s licensees must establish and comply with numerous and varying regulatory requirements regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. Any additional clinical studies that may be required to be conducted as part of the regulatory approval process may not corroborate the results of the clinical studies Somaxon has previously conducted or may have adverse results or effects on Somaxon’s ability to maintain regulatory approvals in the United States or obtain them in other countries. The time required to obtain approval might differ from that required to obtain FDA approval for Silenor.

The regulatory approval process in other countries may include all of the risks regarding FDA approval in the U.S. as well as other risks. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others. Failure to obtain regulatory approval in other countries or any delay or setback in obtaining such approval could limit the uses of the product candidate and have an adverse effect on potential royalties and product sales. Such approval may be subject to limitations on the indicated uses for which the product may be marketed or require costly, post-marketing follow-up studies.

In addition, any revenues Somaxon receives from sales of Silenor outside the United States will likely depend upon the efforts of Paladin, CJ or any other future licensees, as applicable, which will not be within Somaxon’s control. If Somaxon is unable to maintain Somaxon’s license agreements or to effectively establish alternative arrangements to market such products, or if Paladin, CJ or any future licensees do not perform adequately under such agreements or arrangements or comply with applicable laws, Somaxon’s business could be adversely affected and Somaxon could be subject to regulatory sanctions.

Somaxon’s failure to successfully acquire, develop and market additional product candidates or approved products and integrate them into Somaxon’s operations may impair Somaxon’s ability to grow.

As part of Somaxon’s strategy, Somaxon may selectively evaluate products and product candidates that Somaxon believes may be a strategic fit with Somaxon’s business. Because Somaxon neither has, nor currently intends to establish, internal research capabilities, Somaxon would be dependent upon pharmaceutical and biotechnology companies, university scientists and other researchers to sell or license products to it. The success of this strategy will depend upon Somaxon’s ability to identify, select and acquire promising pharmaceutical product candidates and products. However, future acquisitions may entail numerous operational and financial risks, including:

•	exposure to unknown liabilities;

•	disruption of Somaxon’s business and diversion of Somaxon’s management’s time and attention to develop acquired products or technologies;

•	incurrence of substantial debt or dilutive issuances of securities to pay for acquisitions;

•	higher than expected acquisition and integration costs;

•	increased amortization expenses;

•	difficulty and cost in combining the operations and personnel of any acquired businesses with Somaxon’s operations and personnel;

•	impairment of relationships with key suppliers or customers of any acquired businesses due to changes in management and ownership; and

•	inability to retain key employees of any acquired businesses.

Somaxon has limited resources to identify and execute the evaluation, acquisition or in-licensing of third-party products, businesses and technologies and integrate them into Somaxon’s current infrastructure. In particular, Somaxon may compete with larger pharmaceutical companies and other competitors in Somaxon’s efforts to establish new collaborations and in-licensing opportunities. These competitors likely will have access to greater financial resources than Somaxon and may have greater expertise in identifying and evaluating new opportunities. Moreover, Somaxon may devote resources to potential acquisitions or in-licensing opportunities that are never completed, or Somaxon may fail to realize the anticipated benefits of such efforts.

Further, any product candidate that Somaxon acquires may require additional development efforts prior to commercial sale, including extensive clinical testing and approval by the FDA and applicable foreign regulatory authorities. These efforts could be costly and divert resources from Somaxon’s Silenor commercial efforts and the remainder of Somaxon’s business. All product candidates are prone to risks of failure typical of pharmaceutical product development, including the possibility that a product candidate will not be shown to be sufficiently safe and effective for approval by regulatory authorities. In addition, Somaxon cannot assure you that any products that it develops or approved products that it acquires will be manufactured or produced profitably, successfully commercialized or widely accepted in the marketplace.

If Somaxon is sued for infringing intellectual property rights of third parties, it will be costly and time consuming, and an unfavorable outcome in that litigation would have a material adverse effect on Somaxon’s business.

Somaxon’s commercial success depends upon Somaxon’s ability, together with Somaxon’s collaborators, to manufacture, market and sell Silenor or any other product candidates that Somaxon develops and use Somaxon’s proprietary technologies without infringing the proprietary rights of third parties. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which Somaxon and Somaxon’s collaborators are operating. As the biotechnology and pharmaceutical industry expands and more patents are issued, the risk increases that Somaxon’s operations may give rise to claims that Somaxon’s products infringe the patent rights of others. Because patent applications can take many years to issue, there may be currently pending applications, unknown to Somaxon, which may later result in issued patents that Somaxon’s products or proprietary technologies may infringe.

Somaxon may be exposed to, or threatened with, future litigation by third parties having patent or other intellectual property rights alleging that Somaxon’s products and/or proprietary technologies infringe their intellectual property rights. For example, in August 2012, a complaint for patent infringement was filed against Somaxon by Classen in the United States District Court for the Central District of California. The complaint alleges that Somaxon infringed one or more claims of two of plaintiff’s patents by conducting one or more clinical studies relating to Silenor and seeking FDA approval for Silenor. The plaintiff seeks damages, including for willful infringement, and attorneys’ fees. Somaxon believes that none of Somaxon’s activities has infringed plaintiff’s patents, and Somaxon will defend the action vigorously.

If Somaxon’s products, proprietary technologies or their uses infringe any intellectual property rights, Somaxon or Somaxon’s collaborators could be required to pay damages and could be unable to commercialize Somaxon’s products or use Somaxon’s proprietary technologies unless Somaxon or they obtained a license. A license may not be available to Somaxon or Somaxon’s collaborators on acceptable terms, or at all. In addition, during litigation, the intellectual property rights holder could obtain a preliminary injunction or other equitable right which could prohibit Somaxon from making, using or selling Somaxon’s products, technologies or methods.

There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, generally. If a third party claims that Somaxon or Somaxon’s collaborators infringe its intellectual property rights, Somaxon may face a number of issues, including, but not limited to:

•

infringement and other intellectual property claims which, with or without merit, may be expensive and time-consuming to litigate and may divert Somaxon’s management’s attention from Somaxon’s core business;

•

substantial damages for infringement, including treble damages and attorneys’ fees, which Somaxon may have to pay if a court decides that the product at issue infringes on or violates the third party’s rights;

•	a court prohibiting Somaxon from selling or licensing the product unless the third party licenses its product rights to Somaxon, which it is not required to do;

•	if a license is available from the third party, Somaxon may have to pay substantial royalties, fees and/or grant cross-licenses to Somaxon’s products; and

•	redesigning Somaxon’s products or processes so they do not infringe, which may not be possible or may require substantial funds and time.

No assurance can be given that patents do not exist, have not been filed, or could not be filed or issued, which contain claims covering Somaxon’s products, technology or methods. Because of the substantial number of patents issued and patent applications filed in Somaxon’s field, Somaxon believes there is a risk that other third parties may allege they have patent rights encompassing Somaxon’s products, technology or methods.

Somaxon depends on a limited number of wholesaler customers for the retail distribution of Silenor, and if Somaxon loses significant wholesaler customers, Somaxon’s business could be harmed.

Somaxon’s customers for Somaxon’s Silenor product include some of the nation’s leading wholesale pharmaceutical distributors, such as Cardinal Health, Inc., McKesson Corporation and AmerisourceBergen Corporation, and major drug chains. The loss of any of these companies as a wholesaler customer or a material reduction in their purchases or in the prices they are willing to pay for Somaxon’s products could harm Somaxon’s business, financial condition and results of operations.

Materials necessary to manufacture Silenor or any other product candidate that Somaxon develops or commercializes may not be available on commercially reasonable terms, or at all, which may delay development and commercialization.

Although Somaxon has contracted with suppliers of doxepin and other key raw materials for Silenor, Somaxon largely relies on Somaxon’s manufacturers to purchase from third-party suppliers the other materials necessary to produce Somaxon’s product candidates. Suppliers may not sell these materials to Somaxon’s manufacturers at the time Somaxon needs them or on commercially reasonable terms. Somaxon does not have any control over the process or timing of the acquisition of these materials by Somaxon’s manufacturers. If Somaxon’s manufacturers or Somaxon is unable to purchase these materials for Silenor or any other product candidate that Somaxon commercializes, there would be a shortage in supply, which would materially affect Somaxon’s ability to generate sales revenues. If Somaxon’s manufacturers are unable to obtain these materials for Somaxon’s non-clinical studies or clinical trials of any other product candidate that Somaxon develops, product testing and potential regulatory approval could be delayed or suspended, significantly impacting Somaxon’s development programs.

Silenor or any other product candidate that Somaxon develops may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval or commercialization.

Undesirable side effects caused by Silenor or any other product candidate that Somaxon develops could interrupt, delay or halt clinical trials, result in the denial or suspension of regulatory approval by the FDA or other regulatory authorities for any or all targeted indications, or cause Somaxon to evaluate the future of its development programs. Any of these occurrences could delay or prevent Somaxon from continuing to sell Silenor or from commercializing any product candidate that Somaxon develops. In addition, the FDA may require, or Somaxon may undertake, additional clinical trials to support the safety profile of Silenor or any proposed changes to the labeling for Silenor.

Silenor will be subject to continual review by the FDA, and Somaxon cannot assure you that newly discovered or developed safety issues will not arise. For example, in August 2011 the FDA requested that Somaxon provide information about the pharmacokinetic and pharmacodynamic properties and adverse event profile of Silenor, including differences that might arise due to demographic factors, to enable the FDA to assess whether morning drug levels may remain high enough in some individuals or identifiable patient subgroups to impair driving to a degree that presents an unacceptable risk both to individuals and the public. The FDA’s request indicated that the same request was made to all sponsors of sedative hypnotic medications.

With the use of any marketed drug by a wide patient population, serious adverse events may occur from time to time that initially do not appear to relate to the drug itself, and only if the specific event occurs with some regularity over a period of time does the drug become suspect as having a causal relationship to the adverse event. Any safety issues could cause Somaxon to suspend or cease marketing of Somaxon’s approved products, cause Somaxon to modify how Somaxon markets its approved products, subject Somaxon to substantial liabilities, and adversely affect Somaxon’s revenues and financial condition.

In addition, if Somaxon or others identify undesirable side effects caused by Silenor or any other product candidate that Somaxon commercializes:

•	regulatory authorities may require the addition of labeling statements, such as a “black box” warning or a contraindication;

•	regulatory authorities may withdraw their approval of the product or place restrictions on the way it is prescribed;

•	Somaxon may be required to change the way the product is administered, conduct additional clinical trials, change the labeling of the product or implement a new or amended REMS;

•	Somaxon may be subject to related liability; and

•	Somaxon’s reputation may suffer.

Any of these events could prevent Somaxon from achieving or maintaining market acceptance of the affected product or could substantially increase the costs and expenses of commercializing the affected product, which in turn could delay or prevent Somaxon from generating significant revenues from its sale.

Somaxon has licensed Silenor from a third party. If Somaxon defaults on any of Somaxon’s obligations under that license, or if the licensor exercises a right to terminate the license, Somaxon could lose rights to Silenor.

Somaxon in-licensed rights to Silenor through an exclusive licensing arrangement, and Somaxon may enter into similar licenses in the future. Under Somaxon’s license agreement for Silenor, Somaxon is required to use commercially reasonable efforts to commercialize Silenor. In addition, Somaxon’s licensor for Silenor has the contractual right to terminate the license agreement upon the breach by or a specified insolvency event involving Somaxon. In the event that Somaxon’s licensor for Silenor terminates the license agreement, even though Somaxon would maintain ownership of Somaxon’s clinical data and the other intellectual property Somaxon has developed relating to Silenor, Somaxon would be unable to continue Somaxon’s commercialization activities relating to Silenor and Somaxon’s business and financial condition would be materially harmed.

Somaxon may experience difficulties in managing growth.

Somaxon has increased Somaxon’s headcount from five full-time employees at January 1, 2010 to 20 full-time employees as of December 31, 2012, including Somaxon’s field-based sales representatives. Somaxon’s management, personnel, systems and facilities currently in place may not be adequate to support the growth in Somaxon’s number of employees. Somaxon’s need to effectively manage Somaxon’s operations, growth and various projects requires that Somaxon:

•

manages Somaxon’s commercial efforts effectively while carrying out Somaxon’s contractual obligations to collaborators and other third parties and complying with all applicable laws, rules and regulations;

•	continues to improve Somaxon’s operational, financial and management controls, reporting systems and procedures; and

•	attracts, trains and retains sufficient numbers of talented employees.

Somaxon may be unable to successfully implement these tasks to achieve its commercial goals.

Somaxon faces potential product liability exposure, and, if successful claims are brought against Somaxon, it may incur substantial liability for a product and may have to limit its commercialization.

The sale of approved products and the use of product candidates by Somaxon in clinical trials exposes Somaxon to the risk of product liability claims. Product liability claims might be brought against Somaxon by consumers, healthcare providers, pharmaceutical companies or others selling Somaxon’s products. If Somaxon cannot successfully defend itself against these claims, Somaxon will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for Somaxon’s products;

•	impairment of Somaxon’s business reputation;

•	withdrawal of clinical trial participants;

•	costs of related litigation;

•	substantial monetary awards to patients or other claimants;

•	loss of revenues; and

•	the inability or lack of commercial rationale to continue development or commercial activities relating to Silenor or any other product candidate Somaxon develops.

Somaxon has obtained product liability insurance coverage for commercial product sales of Silenor, including coverage for product liability claims, but Somaxon’s insurance coverage may not reimburse Somaxon at all or may not be sufficient to reimburse Somaxon for any expenses or losses Somaxon may suffer. Moreover, insurance coverage is becoming increasingly expensive, and, in the future, Somaxon may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect it against losses due to liability. On occasion, large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. A successful product liability claim or series of claims brought against Somaxon could cause Somaxon’s stock price to fall and, if judgments exceed Somaxon’s insurance coverage, could decrease Somaxon’s cash and adversely affect Somaxon’s business.

Somaxon may not be able to manage Somaxon’s business effectively if Somaxon is unable to attract and retain key personnel.

Somaxon may not be able to attract or retain qualified management, scientific, clinical and commercial personnel in the future due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses, particularly in the San Diego, California area. If Somaxon is not able to attract and retain necessary personnel to accomplish Somaxon’s business objectives, Somaxon may experience constraints that will significantly impede the achievement of Somaxon’s development or commercialization objectives, Somaxon’s ability to raise additional capital and Somaxon’s ability to implement Somaxon’s business strategy. In particular, if Somaxon loses any members of Somaxon’s senior management team, Somaxon may not be able to find suitable replacements, and Somaxon’s business may be harmed as a result.

Somaxon is highly dependent on the product acquisition, development, regulatory and commercialization expertise of Somaxon’s senior management. If Somaxon loses one or more of the members of Somaxon’s senior management team or other key employees, Somaxon’s ability to implement its business strategy successfully could be seriously harmed. Replacing key employees may be difficult and may take an extended period of time because of the limited number of individuals in Somaxon’s industry with the breadth of skills and experience required to develop, gain regulatory approval of and commercialize products successfully. Competition to hire from this limited pool is intense, and Somaxon may be unable to hire, train, retain or motivate these additional key personnel.

In addition, Somaxon has advisors who assist it in formulating Somaxon’s product development, clinical, regulatory and commercialization strategies. These advisors are not Somaxon’s employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to Somaxon, or may have arrangements with other companies to assist in the development or commercialization of products that may compete with ours.

Somaxon’s clinical trials may fail to demonstrate the safety and efficacy of any future product candidates Somaxon develops, which could prevent or significantly delay their regulatory approval.

Even though Silenor has received regulatory approval, before obtaining regulatory approvals for the commercial sale of any other product candidate Somaxon develops, Somaxon must demonstrate through clinical trials that the product candidate is safe and effective for use in each target indication.

The results from clinical trials that Somaxon completes may not be predictive of results obtained in future clinical trials, and there can be no assurance that Somaxon will demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals or result in marketable products. A number of companies in the biotechnology and pharmaceutical industries have suffered significant setbacks in advanced clinical trials, even after promising results in earlier studies. If any product candidate that Somaxon develops is not shown to be safe and effective in clinical trials, or if the FDA does not deem the product candidate to be sufficiently safe and effective to warrant marketing approval, Somaxon’s business, financial condition and results of operations would be materially harmed.

Somaxon may be subject to claims that Somaxon or Somaxon’s employees have wrongfully used or disclosed alleged trade secrets of their former employers.

As is commonplace in Somaxon’s industry, Somaxon employs individuals who were previously employed at other biotechnology, specialty pharma or pharmaceutical companies, including Somaxon’s competitors or potential competitors. Although no claims against Somaxon are currently pending, Somaxon may be subject to claims that these employees or Somaxon have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if Somaxon is successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

If Somaxon is unable to comply with the minimum requirements for listing on the Nasdaq Capital Market, Somaxon may be delisted from the Nasdaq Capital Market, which would likely cause the liquidity and market price of Somaxon’s common stock to decline.

Somaxon’s stock is listed on the Nasdaq Capital Market. In order to continue to be listed on the Nasdaq Capital Market, Somaxon must meet specific quantitative standards, including maintaining a minimum bid price of $1.00 for Somaxon’s common stock, a public float of $1.0 million, and either $2.5 million in stockholders equity or a market capitalization of $35 million. On December 13, 2011, Somaxon received a letter from the Listing Qualifications Department of Nasdaq informing it that because the closing bid price for Somaxon’s common stock had been below $1.00 for 30 consecutive trading days, Somaxon did not comply with the minimum closing bid price requirement for continued listing on the Nasdaq Capital Market.

In June 2012, Somaxon received a second letter from the Listing Qualifications Department of the Nasdaq Stock Market notifying Somaxon that it had been granted an additional 180-day compliance period, or until December 10, 2012, to regain compliance with the $1.00 per share minimum closing bid price requirement under Nasdaq Marketplace Rule 5550(a)(2). Nasdaq’s determination was based on Somaxon meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the Nasdaq Capital Market, with the exception of the bid price requirement, and Somaxon’s written notice of Somaxon’s intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary.

On October 5, 2012, Somaxon’s stockholders voted to approve an amendment to Somaxon’s Amended and Restated Certificate of Incorporation to effect a reverse stock split of Somaxon’s outstanding common stock at an exchange ratio of one-for-eight, and a decrease in the number of authorized shares of Somaxon’s common stock to 25,000,000 shares, subject to the authority of Somaxon’s board of directors to abandon such amendment. On

October 10, 2012, Somaxon’s board of directors authorized such amendment, and Somaxon filed a Certificate of Amendment to effect such amendment with the Secretary of State of the State of Delaware on October 11, 2012. The reverse stock split became effective at the close of trading on the Nasdaq Stock Market, or Nasdaq, on October 11, 2012, and Somaxon’s common stock began trading on a post-split basis beginning on October 12, 2012. On October 26, 2012, Somaxon received notice from Nasdaq indicating that because Somaxon had maintained a closing bid price of Somaxon’s common stock of at least $1.00 per share for a minimum of 10 consecutive business days, Somaxon had regained compliance with Nasdaq Marketplace Rule 5550(a)(2).

If Somaxon were to be delisted from Nasdaq, trading, if any, in Somaxon’s shares may continue to be conducted on the Over-the-Counter Bulletin Board or in a non-Nasdaq over-the-counter market, such as the “pink sheets.” Delisting of Somaxon’s shares would result in limited release of the market price of those shares and limited analyst coverage and could restrict investors’ interest in Somaxon’s securities. Also, a delisting could have a material adverse effect on the trading market and prices for Somaxon’s shares and Somaxon’s ability to issue additional securities or to secure additional financing. In addition, if Somaxon’s shares were not listed and the trading price of Somaxon’s shares was less than $5.00 per share, Somaxon’s shares could be subject to Rule 15g-9 under the Exchange Act which, among other things, requires that broker/dealers satisfy special sales practice requirements, including making individualized written suitability determinations and receiving a purchaser’s written consent prior to any transaction. In such case, Somaxon’s securities could also be deemed to be a “penny stock” under the Securities Enforcement and Penny Stock Reform Act of 1990, which would require additional disclosure in connection with trades in those shares, including the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. Such requirements could severely limit the liquidity of Somaxon’s securities and Somaxon’s ability to raise additional capital in an already challenging capital market.

If Somaxon’s executive officers, directors and largest stockholders choose to act together, they may be able to control Somaxon’s operations and act in a manner that advances their best interests and not necessarily those of other stockholders.

As of December 12, 2012, Somaxon’s executive officers, directors and holders of 5% or more of Somaxon’s outstanding common stock beneficially owned approximately 25% of Somaxon’s common stock. As a result, these stockholders, acting together, would likely be able to control all matters requiring approval by Somaxon’s stockholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of this group of stockholders may not always coincide with Somaxon’s interests or the interests of other stockholders, and they may act in a manner that advances their best interests and not necessarily those of other stockholders.

If Somaxon is unable to maintain an effective registration statement for the resale of shares under Somaxon’s July 2009 private placement, or if Somaxon is delisted from the Nasdaq Capital Market, Nasdaq Global Market, the New York Stock Exchange or the American Stock Exchange, Somaxon may be required to pay liquidated damages.

In July 2009, Somaxon issued 5.1 million shares of common stock and seven-year warrants to purchase up to 5.1 million additional shares of common stock, exercisable in cash or by net exercise at a price of $1.155 per share. In connection with the private placement, Somaxon agreed to register for resale both the shares of common stock purchased by the investors and the shares of common stock issuable upon exercise of the warrants. The resale registration statement was filed and declared effective by the SEC in August 2009. Somaxon also agreed to other customary obligations regarding registration, including matters relating to indemnification, maintenance of the registration statement and payment of expenses.

Somaxon may be liable for liquidated damages if Somaxon does not maintain the effectiveness of the registration statement or the listing of Somaxon’s common stock on the Nasdaq Capital Market, the Nasdaq Global Market, the New York Stock Exchange or the American Stock Exchange, in each case for a period of ten consecutive days or for more than thirty days in any 365-day period. The amount of the liquidated damages is one percent per applicable ten or thirty day period, subject to an aggregate maximum of eight percent per calendar year, of the aggregate purchase price of the common stock purchased in the private placement then held by each investor that are registrable securities.

In connection with the reporting of Somaxon’s financial condition and results of operations, Somaxon is required to make estimates and judgments which involve uncertainties, and any significant differences between Somaxon’s estimates and actual results could have an adverse impact on Somaxon’s financial position, results of operations and cash flows.

Somaxon’s discussion and analysis of Somaxon’s financial condition and results of operations are based on Somaxon’s financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of these financial statements requires Somaxon to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. In particular, as part of Somaxon’s revenue recognition policy, Somaxon’s estimates of product returns, rebates and chargebacks require Somaxon’s most subjective and complex judgment due to the need to make estimates about matters that are inherently uncertain. Any significant differences between Somaxon’s actual results and Somaxon’s estimates under different assumptions or conditions could negatively impact Somaxon’s financial position, results of operations and cash flows.

Capital raising activities, such as issuing securities, incurring debt, assigning receivables or royalty rights or entering into collaborations or other strategic transactions, may cause dilution to existing stockholders or a reduction in Somaxon’s stock price, restrict Somaxon’s operations or require it to relinquish proprietary rights and may be limited by applicable laws and regulations.

Based on Somaxon’s recurring losses, negative cash flows from operations and working capital levels, Somaxon will need to raise substantial additional funds. If Somaxon is unable to maintain sufficient financial resources, including by raising additional funds when needed, Somaxon’s business, financial condition and results of operations will be materially and adversely affected. The report of Somaxon’s independent registered public accounting firm on Somaxon’s financial statements for the year ended December 31, 2011 contains an explanatory paragraph stating that Somaxon’s recurring losses raise substantial doubt about Somaxon’s ability to continue as a going concern.

Because Somaxon will need to raise additional capital to fund Somaxon’s business, among other things, Somaxon may conduct substantial equity offerings. For example, on July 24, 2012, Somaxon sold to institutional investors an aggregate of approximately 1.2 million shares of Somaxon’s common stock and warrants to purchase up to approximately 0.6 million additional shares of Somaxon’s common stock at a combined purchase price of $2.56 per share and per warrant. The total gross proceeds from the offering were approximately $3.0 million, before deducting selling commissions and expenses. In addition, in August 2011 Somaxon entered into the sales agreement with Citadel pursuant to which Somaxon agreed to sell, at Somaxon’s option, up to an aggregate of $30.0 million in shares of Somaxon’s common stock through Citadel, as sales agent, of which Somaxon has sold $0.8 million to date. Sales of the common stock made pursuant to the sales agreement, if any, will be made on Nasdaq, under Somaxon’s currently-effective Registration Statements on Form S-3 by means of ordinary brokers’ transactions at then-prevailing market prices. Additionally, under the terms of the sales agreement, Somaxon may also sell shares of Somaxon’s common stock through Citadel, on Nasdaq or otherwise, at negotiated prices or at prices related to the prevailing market price. However, there can be no assurance that Somaxon can or will consummate such sales based on prevailing market conditions or in the quantities or at the prices that Somaxon deems appropriate.

Somaxon will not be able to make sales of Somaxon’s common stock pursuant to the sales agreement unless certain conditions are met, which include the accuracy of representations and warranties made to Citadel under the sales agreement; compliance with laws; and the continued listing of Somaxon’s stock on Nasdaq.

In addition, the rules and regulations of the SEC or other regulatory agencies may restrict Somaxon’s ability to undertake certain types of financing activities, including sales under the sales agreement, or may affect the timing of and the amounts Somaxon can raise by undertaking such activities. For example, under current SEC regulations, because the aggregate market value of Somaxon’s public float, is less than $75 million, the amount that Somaxon can raise through primary public offerings of securities in any twelve-month period using one or more registration statements on Form S-3 is limited to an aggregate of one-third of Somaxon’s public float. Somaxon’s July 2012 offering of stock and warrants was a primary offering using one of Somaxon’s effective shelf registration statements on Form S-3 and was subject to this limitation.

Citadel or Somaxon is permitted to terminate the sales agreement at any time. Sales of shares pursuant to the sales agreement will have a dilutive effect on the holdings of Somaxon’s existing stockholders, and may result in downward pressure on the price of Somaxon’s common stock.

To the extent that Somaxon raises any required additional capital by issuing equity securities, Somaxon’s existing stockholders’ ownership will be diluted. Any such dilution of the holdings of Somaxon’s current stockholders may result in downward pressure on the price of Somaxon’s common stock.

Any debt, receivables or royalty financing Somaxon enters into may involve covenants that restrict Somaxon’s operations or conditions that require repayment.

Equity financing, debt financing, receivables assignments, royalty interest assignments and other types of financing are often coupled with an additional equity component, such as warrants to purchase stock. To the extent that any of Somaxon’s outstanding warrants or additional warrants that Somaxon may issue in the future, are exercised by their holders, dilution of Somaxon’s existing stockholders’ ownership interests will result.

Somaxon may not be able to sell shares of Somaxon’s common stock under Somaxon’s equity sales agreement with Citadel at times, prices or quantities that Somaxon desires and if such sales do occur, they may result in dilution to Somaxon’s existing stockholders.

In August 2011, Somaxon entered into the sales agreement with Citadel. Under the terms of the sales agreement, Citadel will use its commercially reasonable efforts to sell shares of Somaxon’s common stock designated by Somaxon. However, there can be no assurance that Somaxon can or will consummate such sales based on prevailing market conditions or in the quantities or at the prices that Somaxon deems appropriate. Citadel or Somaxon is permitted to terminate the sales agreement at any time.

Somaxon will not be able to make sales of Somaxon’s common stock pursuant to the sales agreement unless certain conditions are met, which include the accuracy of representations and warranties made to Citadel under the sales agreement; compliance with laws; and the continued listing of Somaxon’s stock on Nasdaq.

In December 2011, Somaxon received a letter from the Listing Qualifications Department of Nasdaq informing Somaxon that because the closing bid price of Somaxon’s common stock listed on Nasdaq was below $1.00 for 30 consecutive trading days, Somaxon did not comply with the minimum closing bid price requirement for continued listing on the Nasdaq Capital Market under Nasdaq Marketplace Rule 5550(a)(2). In June 2012, Somaxon received a second letter from the Listing Qualifications Department of Nasdaq notifying Somaxon that it had been granted an additional 180-day compliance period, or until December 10, 2012, to regain compliance with the $1.00 per share minimum closing bid price requirement under Nasdaq Marketplace Rule 5550(a)(2). Nasdaq’s determination was based on Somaxon meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the Nasdaq Capital Market, with the exception of the bid price requirement, and Somaxon’s written notice of Somaxon’s intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary.

On October 5, 2012, Somaxon’s stockholders voted to approve an amendment to Somaxon’s Amended and Restated Certificate of Incorporation to effect a reverse stock split of Somaxon’s outstanding common stock at an exchange ratio of one-for-eight, and a decrease in the number of authorized shares of Somaxon’s common stock to 25,000,000 shares, subject to the authority of Somaxon’s board of directors to abandon such amendment. On October 10, 2012, Somaxon’s board of directors authorized such amendment, and Somaxon filed a Certificate of Amendment to effect such amendment with the Secretary of State of the State of Delaware on October 11, 2012. The reverse stock split became effective at the close of trading on the Nasdaq Stock Market, or Nasdaq, on October 11, 2012, and Somaxon’s common stock began trading on a post-split basis beginning on October 12, 2012. On October 26, 2012, Somaxon received notice from Nasdaq indicating that because Somaxon had maintained a closing bid price of Somaxon’s common stock of at least $1.00 per share for a minimum of 10 consecutive business days, Somaxon had regained compliance with Nasdaq Marketplace Rule 5550(a)(2).

In addition, the rules and regulations of the SEC or other regulatory agencies may restrict Somaxon’s ability to make sales under the sales agreement, or may affect the timing of and the amounts Somaxon can raise by making such sales. For example, under current SEC regulations, because the aggregate market value of Somaxon’s common stock held by non-affiliates (Somaxon’s “public float”), is less than $75 million, the amount that Somaxon can raise through primary public offerings of securities in any twelve-month period using one or more registration statements on Form S-3 is limited to an aggregate of one-third of Somaxon’s public float.

Should Somaxon sell shares pursuant to the sales agreement, it will have a dilutive effect on the holdings of Somaxon’s existing stockholders, and may result in downward pressure on the price of Somaxon’s common stock. If Somaxon sell shares under the sales agreement at a time when Somaxon’s share price is decreasing, Somaxon will need to issue more shares to raise the same amount than if Somaxon’s stock price was higher. Issuances in the face of a declining share price will have an even greater dilutive effect than if Somaxon’s share price were stable or increasing, and may further decrease Somaxon’s share price.

The use of Somaxon’s net operating loss and tax credit carryforwards may be limited.

Net operating loss carryforwards and research and development credits may expire and not be used. As of December 31, 2011, Somaxon had generated federal net operating loss carryforwards of approximately $234.1 million and state net operating loss carryforwards of approximately $226.1 million, the majority of which were generated in California. As of December 31, 2011, Somaxon had generated federal research and development tax credits of $4.3 million and California research and development tax credits of $2.0 million. Both federal net operating loss carryforwards and federal research and development tax credits have a 20-year carryforward period and begin to expire in 2023 and 2024, respectively. California net operating loss carryforwards have up to a 20-year carryforward period, depending on the date of origin, and begin to expire in 2013. California research and development tax credits have no expiration.

Pursuant to Sections 382 and 383 of the Code, annual use of Somaxon’s net operating loss and credit carryforwards will be limited in the event a cumulative change in ownership of more than 50 percent occurs within a three-year period. Somaxon has determined that such ownership changes have occurred as a result of various stock issuances. This ownership change resulted in limitations on the utilization of Somaxon’s tax attributes, including Somaxon’s net operating loss carryforwards and tax credits. A portion of the remaining net operating losses limited by Section 382 becomes available for use each year.

The merger will result in a change in ownership of more than 50 percent, producing a further limitation on the future use of Somaxon’s net operating loss carryforwards and research and development credit carryovers.

Somaxon’s results of operations and liquidity needs could be materially negatively affected by market fluctuations and economic downturn.

Somaxon’s results of operations and liquidity could be materially negatively affected by economic conditions generally, both in the United States and elsewhere around the world. Domestic and international equity and debt markets have experienced and may continue to experience heightened volatility and turmoil based on domestic and international economic conditions and concerns. In the event these economic conditions and concerns continue or worsen and the markets continue to remain volatile, Somaxon’s results of operations and liquidity could be adversely affected by those factors in many ways, including making it more difficult for Somaxon to raise funds if necessary, and Somaxon’s stock price may decline. In addition, Somaxon’s investment securities consist primarily of money market funds and corporate and United States government agency notes. While Somaxon does not believe that its investment securities have significant risk of default or illiquidity, Somaxon cannot provide absolute assurance that its investments are not subject to adverse changes in market value. If economic instability continues and the credit ratings of the security issuers deteriorate and any decline in market value is determined to be other-than-temporary, Somaxon would be required to adjust the carrying value of the investments through impairment charges. Somaxon also maintains significant amounts of cash and cash equivalents at one or more financial institutions that are not federally insured, and Somaxon cannot provide assurance that it will not experience losses on these investments.

Somaxon’s quarterly operating results may fluctuate significantly.

Somaxon expects its operating results to be subject to quarterly fluctuations. The revenues Somaxon generates, if any, and Somaxon’s operating results will be affected by numerous factors, including:

•	the scope and effectiveness of commercial activities relating to Silenor or any other product that Somaxon may commercialize, alone or with a collaborator;

•	commercial activities of Somaxon’s competitors;

•	Somaxon’s entering into collaborations;

•	developments in Somaxon’s current intellectual property lawsuits with Actavis and Classen;

•	any other intellectual property infringement lawsuits in which Somaxon may become involved;

•	Somaxon’s addition or termination of development programs or funding support;

•	variations in the level of expenses related to development of any product candidate that Somaxon develops;

•	non-cash charges which Somaxon incurs, including relating to share-based compensation; and

•	regulatory developments.

If Somaxon’s quarterly operating results fall below the expectations of investors or securities analysts, the price of Somaxon’s common stock could decline substantially. Furthermore, any quarterly fluctuations in Somaxon’s operating results may, in turn, cause the price of Somaxon’s stock to fluctuate substantially. Somaxon believes that quarterly comparisons of Somaxon’s financial results are not necessarily meaningful and should not be relied upon as an indication of Somaxon’s future performance.

There may not be a viable public market for Somaxon’s common stock, and market volatility may affect Somaxon’s stock price and the value of your investment.

Somaxon’s common stock had not been publicly traded prior to Somaxon’s initial public offering, which was completed in December 2005, and an active trading market may not develop or be sustained. Somaxon has never declared or paid any cash dividends on Somaxon’s capital stock. Somaxon currently intends to retain all available funds and any future earnings to support operations and finance the growth and development of Somaxon’s business. Somaxon does not intend to pay cash dividends on Somaxon’s common stock for the foreseeable future. Therefore, investors will have to rely on appreciation in Somaxon’s stock price and a liquid trading market in order to achieve a gain on their investment. The market prices for securities of biotechnology and pharmaceutical companies have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Since Somaxon’s initial public offering on December 15, 2005 through December 15, 2012, the trading prices for Somaxon’s common stock have ranged from a high of $169.92 to a low of $1.44.

The market price of Somaxon’s common stock may fluctuate significantly in response to a number of factors, most of which Somaxon cannot control, including:

•	variations in Somaxon’s quarterly operating results;

•	events affecting Somaxon’s existing license agreements, and any future collaborations or other strategic transactions, commercial agreements and grants;

•	announcements of new products or technologies, commercial relationships or other events by Somaxon or its competitors;

•	developments in Somaxon’s current intellectual property lawsuits with Actavis and Classen;

•	any other intellectual property infringement lawsuits in which Somaxon may become involved;

•	regulatory approval or other changes in the regulatory status of Somaxon’s products or product candidates;

•	decreased coverage and changes in securities analysts’ estimates of Somaxon’s financial performance;

•	Somaxon’s ability to maintain Somaxon’s listing on Nasdaq;

•	regulatory developments in the United States and foreign countries;

•	fluctuations in stock market prices and trading volumes of similar companies;

•	sales of large blocks of Somaxon’s common stock, including sales by Somaxon’s executive officers, directors and significant stockholders;

•	announcements concerning financing activities;

•	additions or departures of key personnel; and

•	discussion of Somaxon or its stock price by the financial and scientific press and in online investor communities.

The realization of any of the risks described in these “Risk Factors” could have a dramatic and material adverse impact on the market price of Somaxon’s common stock. In addition, class action litigation has often been instituted against companies whose securities have experienced periods of volatility or declines in market price. Any such litigation brought against Somaxon could result in substantial costs and a diversion of management’s attention and resources, which could hurt Somaxon’s business, operating results and financial condition.

Somaxon has never been profitable and Somaxon may not be able to generate revenues sufficient to achieve profitability.

Somaxon only began generating revenues from the commercialization of Silenor late in the third quarter of 2010, Somaxon has not been profitable since inception, and it is possible that Somaxon will not achieve profitability. Somaxon incurred net losses of $8.8 million for the nine months ended September 30, 2012, and have accumulated losses totaling $284.9 million since inception. Somaxon expects to continue to incur significant operating losses and capital expenditures. As a result, Somaxon will need to generate sufficient revenues relative to Somaxon’s operating expenses to achieve and maintain profitability. Somaxon cannot assure you that Somaxon will achieve significant revenues, or that Somaxon will ever achieve profitability. Even if Somaxon does achieve profitability, Somaxon cannot assure you that Somaxon will be able to sustain or increase profitability on a quarterly or annual basis in the future. If revenues are not sufficient or if operating expenses exceed Somaxon’s expectations or cannot be adjusted accordingly, Somaxon’s business, results of operations and financial condition will be materially and adversely affected. If Somaxon is unable to maintain sufficient financial resources, including by raising additional funds when needed, Somaxon’s business, financial condition and results of operations will be materially and adversely affected and Somaxon may be unable to continue as a going concern. If Somaxon is unable to continue as a going concern, it is likely that investors will lose all or a part of their investment.

Somaxon expends substantial costs and management resources as a result of laws and regulations relating to corporate governance matters.

As a public reporting company, Somaxon must comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations adopted by the SEC and by the Nasdaq Stock Market, including expanded disclosures, accelerated reporting requirements and more complex accounting rules. Compliance with Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, and other requirements has caused Somaxon to expend substantial costs and management resources and will continue to do so. Additionally, these laws and regulations could make it more difficult or more costly for Somaxon to obtain certain types of insurance, including director and officer liability insurance, and Somaxon may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for Somaxon to attract and retain qualified persons to serve on Somaxon’s board of directors or board committees or as executive officers. In June 2007, the Public Company Accounting Oversight Board approved Auditing Standard No. 5, and at the same time, the SEC issued guidance for management for complying with the requirements of Section 404. This auditing standard and the related management guidance provides a more risk-based approach to compliance and testing under Section 404. However, Somaxon still does and expects to continue to incur substantial costs and to devote significant resources to corporate governance matters.

Somaxon is also subject to changing rules and regulations of federal and state government as well as the stock exchange on which Somaxon’s common stock is listed. These entities, including the Public Company Accounting Oversight Board, the SEC and the Nasdaq Stock Market, have issued a significant number of new and increasingly complex requirements and regulations over the course of the last several years and continue to develop additional regulations and requirements in response to laws enacted by Congress. In July 2010, the Dodd-Frank Wall Street Reform and Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation-related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas such as “say on pay” and proxy access, and the SEC has since issued final rules implementing “say on pay” measures. Somaxon’s efforts to comply with corporate governance and related requirements have resulted in, and are likely to continue to result in, an increase in expenses and a diversion of management’s time from other business activities.

If Somaxon, or the third-party service providers on which Somaxon relies, fail to comply with Section 404 and the other corporate governance laws and regulations applicable to Somaxon, or if its independent registered public accounting firm cannot complete any required attestation of Somaxon’s evaluation of its internal controls in a timely manner, Somaxon could be subject to regulatory scrutiny and a loss of public confidence in Somaxon’s corporate governance or internal controls, which could have an adverse effect on Somaxon’s business and Somaxon’s stock price.

RECENT DEVELOPMENTS

Pernix and Somaxon have been named as defendants in lawsuits involving the merger and the other transactions contemplated by the merger agreement. The material facts surrounding these lawsuits are discussed in the section titled “The Merger—Litigation Relating to the Merger” beginning on page 83.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this proxy statement/prospectus, including statements regarding Pernix’s or Somaxon’s future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, Somaxon’s or Pernix’s expectations concerning the outlook for their respective businesses, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of Pernix and Somaxon as set forth in the sections of this proxy statement/prospectus titled “The Merger—Somaxon’s Reasons for the Merger and Recommendation of Somaxon’s Board of Directors,” and “—Opinion of Somaxon’s Financial Advisor—Stifel, Nicolaus & Company, Incorporated.” Forward-looking statements also include statements regarding the expected benefits of the proposed acquisition of Somaxon by Pernix.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

•	the expectation that the merger transaction will be completed;

•	the expected financial condition, results of operations, earnings outlook and prospects of Pernix, Somaxon and the combined company;

•	the expected benefits and synergies of the merger transaction will be fully realized and within the expected time frame;

•	increased operational efficiency and create opportunities for cost reduction through the elimination of redundant overhead expenses and public company costs; and

•	the other matters described in the section titled “Risk Factors” beginning on page 10.

In addition, the acquisition of Somaxon by Pernix is subject to the satisfaction of the conditions to the completion of the merger set forth in the merger agreement and the absence of events that could give rise to the termination of the merger agreement, the possibility that the acquisition does not close, and risks that the proposed acquisition disrupts current plans and operations and business relationships, or poses difficulties in attracting or retaining employees for each of Pernix and Somaxon.

Pernix and Somaxon caution you against placing undue reliance on forward-looking statements, which reflect their current beliefs and are based on information currently available to them as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this proxy statement/prospectus. We undertake no obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that we do update any forward-looking statements, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear in Somaxon’s or Pernix’s public filings with the SEC, which are accessible at www.sec.gov, and which you are advised to consult. For additional information, please see the section titled “Where You Can Find More Information” beginning on page 124.

THE COMPANIES

Somaxon

Somaxon is a specialty pharmaceutical company focused on the in-licensing, development and commercialization of proprietary branded products and product candidates to treat important medical conditions where there is an unmet medical need and/or high level of patient dissatisfaction, currently in the central nervous system therapeutic area. In March 2010, the FDA approved Somaxon’s NDA for Silenor 3mg and 6mg tablets for the treatment of insomnia characterized by difficulty with sleep maintenance. Silenor was made commercially available by prescription in the United States in September 2010.

Somaxon was incorporated in August 2003. Its principal executive offices are located at 440 Stevens Avenue, Suite 200, Solana Beach, California 92075, its telephone number is (858) 876-6500. Somaxon had approximately 20 full-time employees as of December 31, 2012.

Pernix

Pernix is a specialty pharmaceutical company focused on the sales, marketing, manufacturing and development of branded, generic and OTC pharmaceutical products for pediatric and adult indications in a variety of therapeutic areas. Pernix expects to continue to execute its growth strategy which includes the horizontal integration of its branded prescription, generic and OTC businesses. Pernix manages a portfolio of branded and generic products. Pernix’s branded products for the pediatrics market include CEDAX®, an antibiotic for middle ear infections, NATROBA™, a topical treatment for head lice marketed under an exclusive co-promotion agreement with ParaPRO, LLC, and a family of prescription treatments for cough and cold (BROVEX®, ALDEX® and PEDIATEX®). Pernix’s branded products for gastroenterology include OMECLAMOX-PAK®, a 10-day treatment for H. pylori infection and duodenal ulcer disease, and REZYST™, a probiotic blend to promote dietary management. In addition, a product candidate utilizing cough-related intellectual property is in development for the U.S. OTC market. Pernix promotes its branded pediatric and gastroenterology products through its sales force. Pernix markets its generic products through its wholly owned subsidiary, Macoven Pharmaceuticals. Pernix’s wholly owned subsidiary, Great Southern Laboratories, manufactures and packages products for the pharmaceutical industry in a wide range of dosage forms.

On December 31, 2012, Pernix completed the acquisition of Cypress Pharmaceuticals, Inc. and its subsidiary Hawthorn Pharmaceuticals, Inc., both of which were privately owned branded pharmaceutical companies, which we refer to collectively as Cypress. Pernix paid $52 million in cash, issued 4,427,084 shares of Pernix common stock having an aggregate market value equal to approximately $34 million based on the volume-weighted average price per share as reported on the NYSE MKT LLC for the thirty (30) trading days ended November 12, 2012, and agreed to pay up to $6.5 million on December 15, 2013, $4.5 million to be deposited in escrow on December 15, 2013 and $5.0 million in shares of Pernix common stock upon the occurrence of a milestone event, for an aggregate purchase price of up to $102 million. Pernix agreed to file a registration statement on Form S-3 by January 15, 2013 covering a resale of the Pernix common stock issued to the former stockholders of Cypress and thereafter use its commercially reasonable efforts to cause the registration statement to become effective for a period of up to two years. Pernix entered into a $42 million credit facility on December 31, 2012 with Midcap Funding V, LLC, as administrative agent, as a lender and as co-bookrunner and sole lead arranger, Business Development Corporation of America, as co-bookrunner, and additional lenders from time to time party thereto. Subject to certain permitted liens, the obligations under this facility are secured by a first priority perfected security interest in substantially all of the assets of Pernix and its subsidiaries. The proceeds from this facility were used to fund a portion of the cash consideration of the acquisition of Cypress, to repay existing indebtedness and to pay certain related expenses. Cypress, founded in 1993, is headquartered in Madison, MS and has 170 employees, including 115 sales reps. Cypress offers a wide array of branded pharmaceutical products in the areas of cough and cold, nutritional supplements, analgesics, urinary tract, women’s health, pre-natal vitamins, and dental health, as well as allergy, respiratory, iron deficiency, nephrology, and pain management.

On July 2, 2012, Pernix completed its acquisition of the business assets of Great Southern Laboratories, which we refer to as GSL, a pharmaceutical contract manufacturing company located in Houston, Texas. Pernix closed on the related real estate on August 30, 2012. Upon the final closing, Pernix paid an aggregate of approximately $4.6 million, and assumed certain liabilities totaling approximately $5.5 million, for substantially all of GSL’s assets including the land and buildings in which GSL operates. GSL has an established manufacturing facility with an existing base of customers in the pharmaceutical industry, which is expected to provide Pernix with additional income and potential cost savings. Pernix acquired the GSL assets through a wholly owned subsidiary, Pernix Manufacturing, LLC, and continues to operate the business under the name Great Southern Laboratories.

Pernix was incorporated in November 1996 and is headquartered in The Woodlands, Texas and employs approximately 166 people full-time, 58 of which are employed at Great Southern Laboratories. Pernix’s principal executive offices are located at 10003 Woodloch Forest Drive, The Woodlands, Texas 77380, and its telephone number is (832) 934-1825.

Additional information about Pernix and its subsidiaries is included in documents incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” on page 124.

Acquisition Company

Acquisition Company, a wholly owned subsidiary of Pernix, is a Delaware corporation formed on December 5, 2012 for the purpose of effecting the merger.

Acquisition Company has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable notice filings in connection with the merger. The address for Acquisition Company is 10003 Woodloch Forest Drive, The Woodlands, Texas 77380, and its phone number is (832) 934-1825.

THE SOMAXON SPECIAL MEETING

Date, Time and Place

The special meeting of Somaxon stockholders is scheduled to be held at             , local time, on                     , 2013 at the offices of Latham & Watkins LLP, 12636 High Bluff Drive, Suite 400, San Diego, CA 92130.

Purpose of the Somaxon Special Meeting

The Somaxon special meeting is being held to:

•

adopt the Agreement and Plan of Merger, dated as of December 10, 2012, among Pernix, Acquisition Company, a wholly owned subsidiary of Pernix, and Somaxon, pursuant to which Acquisition Company will be merged with and into Somaxon and each outstanding share of common stock of Somaxon, other than shares owned by Pernix, Somaxon or any of their respective subsidiaries (which will be canceled without consideration), will be converted into the right to receive shares of Pernix common stock equal to the exchange ratio, which we refer to as the merger proposal;

•

approve an adjournment of the Somaxon special meeting, if necessary or appropriate in the view of the Somaxon board of directors, to solicit additional proxies in favor of the proposal to adopt the merger agreement if there are not sufficient votes at the time of such adjournment to adopt the merger agreement; and

•

approve, on an advisory (non-binding) basis, the compensation to be paid to Somaxon’s named executive officers that is based on or otherwise relates to the merger, discussed under the section entitled “The Merger—Financial Interests of Somaxon’s Directors and Executive Officers in the Merger—Employment Agreements/Potential Payments upon a Termination in Connection with a Change in Control” beginning on page 81.

Recommendations of the Board of Directors of Somaxon

The board of directors of Somaxon has unanimously determined that entering into the merger agreement is in the best interests of Somaxon and its stockholders and declared the merger agreement advisable.

The Somaxon board of directors recommends that you vote “FOR” the merger proposal, “FOR” the adjournment proposal and “FOR” the say-on-compensation proposal.

Record Date; Stock Entitled to Vote

Only holders of record of shares of Somaxon common stock at the close of business on                     , 2013 are entitled to notice of, and to vote at, the Somaxon special meeting and at any adjournment of the meeting. We refer to this date as the record date for the meeting. A complete list of stockholders of record of Somaxon entitled to vote at the Somaxon special meeting will be available for the 10 days before the Somaxon special meeting at Somaxon’s executive offices and principal place of business at 440 Stevens Avenue, Suite 200, Solana Beach, California 92075, for inspection by stockholders of Somaxon during ordinary business hours for any purpose germane to the Somaxon special meeting. The list will also be available at the Somaxon special meeting for examination by any stockholder of Somaxon of record present at the special meeting.

As of the record date for the Somaxon special meeting, the directors and executive officers of Somaxon as a group owned and were entitled to vote              shares of common stock of Somaxon, or approximately     % of the outstanding shares of common stock of Somaxon on that date. Somaxon currently expects that its directors and executive officers will vote their shares in favor of adoption of the merger agreement, but none of Somaxon’s directors or executive officers have entered into any agreement obligating them to do so.

Quorum

A quorum is necessary to hold a valid special meeting of Somaxon stockholders. A quorum will be present at the Somaxon special meeting if the holders of a majority of the outstanding shares of the common stock of Somaxon entitled to vote are present, in person or by proxy. If a quorum is not present at the Somaxon special meeting, Somaxon expects the presiding officer to adjourn the special meeting in order to solicit additional proxies. Abstentions will be counted as present for purposes of determining whether a quorum is present.

Required Vote

The adoption of the merger agreement requires the affirmative vote of holders of a majority of the outstanding shares of Somaxon common stock entitled to vote on the proposal. The adjournment proposal and the say-on-compensation proposal each requires the affirmative vote of holders of a majority of the shares of Somaxon common stock entitled to vote on the proposal present or represented by proxy at the Somaxon special meeting.

Abstentions, Failures to Vote and Broker Non-Votes

Your failure to vote will have the same effect as a vote against the merger proposal, but will have no effect on the adjournment proposal or the say-on-compensation proposal. Your abstention from voting will have the same effect as a vote against the proposal to adopt the merger agreement, the adjournment proposal and the say-on-compensation proposal. A broker non-vote will have the same effect as a vote against the proposal to adopt the merger agreement, but will have no effect on the adjournment proposal or the say-on-compensation proposal. Because there are no proposals being voted upon at the Somaxon special meeting that brokers have discretionary authority to vote on, Somaxon does not expect any broker non-votes on any of the proposals.

Voting at the Special Meeting

Whether or not you plan to attend the Somaxon special meeting, please promptly submit your voting instructions to vote your shares of Somaxon common stock by proxy to ensure your shares are represented at the special meeting. You may also vote in person at the Somaxon special meeting.

Voting in Person

If you plan to attend the Somaxon special meeting and wish to vote in person, you will be given a ballot at the special meeting. Please note, however, that if your shares of Somaxon common stock are held in “street name,” which means your shares of Somaxon common stock are held of record by a broker, bank or other nominee, and you wish to vote at the Somaxon special meeting, you must bring to the Somaxon special meeting a proxy from the record holder (your broker, bank or nominee) of the shares of Somaxon common stock authorizing you to vote at the Somaxon special meeting.

Voting by Proxy

You should submit your voting instructions to vote your shares of Somaxon common stock by proxy even if you plan to attend the Somaxon special meeting. You can always change your vote at the Somaxon special meeting.

Your enclosed proxy card includes specific instructions for submitting your voting instructions for your shares of Somaxon common stock. Somaxon’s electronic voting procedures are designed to authenticate your identity and to ensure that your voting instructions are accurately recorded. When the accompanying proxy is returned properly executed, the shares of Somaxon common stock represented by it will be voted at the Somaxon special meeting or any adjournment thereof in accordance with the instructions contained in the proxy.

If you return your signed proxy card without indicating how you want your shares of Somaxon common stock to be voted with regard to a particular proposal, your shares of Somaxon common stock will be voted in favor of each such proposal. Proxy cards that are returned without a signature will not be counted as present at the Somaxon special meeting and cannot be voted.

If your shares of Somaxon common stock are held in an account with a broker, bank or other nominee, you have received a separate voting instruction card in lieu of a proxy card and you must follow those instructions in order to submit your voting instructions.

Revocation of Proxies or Voting Instructions

You have the power to revoke your proxy at any time before your proxy is voted at the Somaxon special meeting. You can revoke your proxy or voting instructions in one of four ways:

•	you can grant a new, valid proxy bearing a later date;

•	you can send a signed notice of revocation;

•

if you are a holder of record of Somaxon common stock on the record date for the Somaxon special meeting, you can attend the Somaxon special meeting and vote in person, which will automatically cancel any proxy previously given, or you can revoke your proxy in person, but your attendance alone will not revoke any proxy that you have previously given; or

•

if your shares of Somaxon common stock are held in an account with a broker, bank or other nominee, you must follow the instructions on the voting instruction card you received in order to change or revoke your instructions.

If you choose either of the first two methods, your notice of revocation or your new proxy must be received by Somaxon’s corporate Secretary at 440 Stevens Avenue, Suite 200, Solana Beach, California 92075 no later than the beginning of the Somaxon special meeting.

Solicitation of Proxies

In accordance with the merger agreement, the cost of proxy solicitation for the Somaxon special meeting will be borne by Somaxon, including a fee of approximately $15,000 plus reimbursement of out-of-pocket expenses to be paid to Georgeson, Somaxon’s proxy solicitor. In addition to the use of the mail, proxies may be solicited by officers and directors and regular employees of Somaxon, without additional remuneration, by personal interview, telephone, facsimile or otherwise. Somaxon will also request brokers, banks and nominees to forward proxy materials to the beneficial owners of shares of Somaxon common stock held of record on the record date and will provide customary reimbursement to such firms for the cost of forwarding these materials.

PROPOSALS TO BE CONSIDERED AT THE SOMAXON SPECIAL MEETING

The Merger Proposal (Item 1 on the Proxy Card)

As discussed throughout this proxy statement/prospectus, Somaxon is asking its stockholders to consider and vote on a proposal to adopt the merger agreement and thereby approve, among other things, the merger. Holders of Somaxon common stock should read this proxy statement/prospectus carefully in its entirety, including the annexes, for more detailed information concerning the merger agreement. In particular, holders of Somaxon common stock are directed to the merger agreement, a copy of which is attached as Annex A hereto.

The affirmative vote of holders of a majority of the outstanding shares of Somaxon common stock entitled to vote on the proposal is required to approve the merger proposal.

The Somaxon board of directors unanimously recommends a vote “FOR” the merger proposal. See the section entitled “The Merger—Somaxon’s Reasons for the Merger and Recommendation of Somaxon’s Board of Directors,” beginning on page 63. For a discussion of interests of Somaxon’s directors and executive officers in the merger that may be different from, or in addition to, the interests of Somaxon stockholders generally, see the section entitled “—Financial Interests of Somaxon’s Directors and Executive Officers in the Merger,” beginning on page 79.

The Adjournment Proposal (Item 2 on the Proxy Card)

The Somaxon special meeting may be adjourned to another time or place to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the merger proposal.

If, at the Somaxon special meeting, the number of shares of Somaxon common stock present or represented and voting (or anticipated to vote) in favor of the merger proposal is insufficient to approve the merger proposal, the presiding officer may direct that a vote be taken on the adjournment proposal in order to enable the Somaxon board of directors to solicit additional proxies for approval of the merger proposal. If the merger proposal is approved at the special meeting, then no vote will be held on the adjournment proposal. The presiding officer may also direct that a vote be taken on the adjournment proposal immediately without any vote being taken on the merger proposal.

In the adjournment proposal, Somaxon is asking its stockholders to vote in favor of adjourning the Somaxon special meeting if necessary or appropriate in the view of the Somaxon board of directors, to solicit additional proxies in favor of the merger proposal if there are not sufficient votes at the time of such adjournment to adopt the merger proposal. If the presiding officer directs that the adjournment proposal be voted on and the Somaxon stockholders approve the adjournment proposal, Somaxon would adjourn the special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Somaxon stockholders who have previously voted.

If the adjournment proposal is approved, Somaxon will send to its stockholders notice of the time and place at which the adjourned meeting will be held. If the Somaxon board of directors fixes a new record date for the adjourned meeting, the notice of the adjourned meeting will also set forth the new record date.

The affirmative vote of holders of a majority of the shares of Somaxon common stock entitled to vote on the proposal present or represented by proxy at the Somaxon special meeting is required to approve the adjournment proposal.

The Somaxon board of directors recommends unanimously a vote “FOR” the adjournment proposal. For a discussion of interests of Somaxon’s directors and executive officers in the merger that may be different from, or in addition to, the interests of Somaxon stockholders generally, see the section entitled

“The Merger—Financial Interests of Somaxon’s Directors and Executive Officers in the Merger,” beginning on page 79.

The Say-on-Compensation Proposal (Item 3 on the Proxy Card)

As required by Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, which were enacted pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, Somaxon is required to submit a proposal to Somaxon stockholders for an advisory (non-binding) vote to approve the payment of certain compensation to the named executive officers of Somaxon that is based on or otherwise relates to the merger. This proposal, which we refer to as the say-on-compensation proposal, gives Somaxon stockholders the opportunity to express their views on the compensation that Somaxon’s named executive officers may be entitled to receive that is based on or otherwise relates to the merger.

As required by the Dodd-Frank Act, the compensation that Somaxon’s named executive officers may be entitled to receive that is based on or otherwise relates to the merger is summarized in the table entitled “Post-Merger Compensation,” which is included in the section entitled “The Merger—Financial Interests of Somaxon’s Directors and Executive Officers in the Merger—Employment Agreements/Potential Payments upon a Termination in Connection with a Change in Control” beginning on page 81. This summary includes all compensation and benefits that may be paid or provided following a change in control.

The following resolution is submitted for stockholder vote:

“RESOLVED, that the stockholders of Somaxon Pharmaceuticals, Inc. approve, on an advisory basis, the compensation to be paid to its named executive officers that is based on or otherwise relates to the merger as disclosed in the Post-Merger Compensation Table and the related narrative disclosures.”

Approval of this proposal is not a condition to completion of the merger, and as an advisory vote, the result will not be binding on Somaxon or on Pernix, or the board of directors or the compensation committee of Somaxon or Pernix. Because of the contractual obligation to pay the post-merger compensation, if the merger is approved by the stockholders of Somaxon and completed, the post-merger compensation will be paid to the Somaxon named executive officers regardless of whether the stockholders of Somaxon approve the say-on-compensation proposal.

The affirmative vote of holders of a majority of the shares of Somaxon common stock entitled to vote on the proposal present or represented by proxy at the Somaxon special meeting is required to approve the say-on-compensation proposal. Proxies submitted without direction pursuant to this solicitation will be voted “FOR” the approval of the compensation to be paid to the Somaxon’s named executive officers that is based on or otherwise relates to the merger, as disclosed in this proxy statement/prospectus.

The Somaxon board of directors recommends that its stockholders vote “FOR” the approval, on an advisory basis, of the compensation to be paid to its named executive officers that is based on or otherwise related to the merger, as disclosed in this proxy statement/prospectus.

THE MERGER

Effects of the Merger

Upon completion of the merger, Acquisition Company, a wholly owned subsidiary of Pernix formed for the purpose of effecting the merger, will merge with and into Somaxon. Somaxon will be the surviving corporation in the merger and will thereby become a wholly owned subsidiary of Pernix.

In the merger, each outstanding share of Somaxon common stock, other than shares owned by Pernix, Somaxon or any of their respective subsidiaries (which will be canceled without consideration), will be converted on the effective date of the merger into the right to receive shares of Pernix common stock equal to the exchange ratio. The exchange ratio is equal to the quotient of (a) (the quotient of (i) $25,000,000 divided by (ii) the final share price) divided by (b) the total number of outstanding shares of Somaxon common stock (including shares underlying Somaxon options (calculated on a net-settlement basis), warrants (calculated on a net-settlement basis) and restricted stock units, with cash paid in lieu of fractional shares; provided that the aggregate number of shares of Pernix common stock issuable as merger consideration shall stay inside the collar. Within the collar, the number of shares that will be issued as merger consideration moves inversely with the final share price, and as a result, the value of the merger consideration within the collar remains constant at $25 million. In the event that the final share price is less than $6, the merger consideration will fall below $25 million and will equal the product of (A) 4,166,667 multiplied by (B) the final share price. Conversely, if the final share price is greater than $9, the merger consideration will be over $25 million and will equal the product of (A) 2,777,778 multiplied by (B) the final share price. Cash will be paid in lieu of any fractional shares.

See the section entitled “Comparison of Stockholder Rights” beginning on page 111 for a summary of the material differences between the rights of holders of Pernix common stock and the rights of holders of Somaxon common stock.

Background of the Merger

Somaxon’s board of directors and management regularly review and discuss Somaxon’s business plan and strategic opportunities. These reviews and discussions focus, among other things, on the business and competitive environment facing Somaxon and Somaxon’s financial condition. These reviews also include discussions regarding potential transactions that could further Somaxon’s strategic objectives and enhance stockholder value, as well as the potential benefits and risks of those transactions.

Beginning in November 2011, Somaxon’s board of directors and management commenced an active evaluation of Somaxon’s business, its position in the marketplace, its cash position, its long-term viability in the absence of closing a financing transaction and challenges facing the company. This effort reflected the board of directors’ concern that Somaxon, as a single product company, faced significant risks without being able to diversify its product offerings and other concerns related to the recent lack of success securing a financing transaction. This strategic evaluation initiative resulted in Somaxon’s management developing a long-term operating and financial plan, including a strategic assessment of Somaxon’s business and how it was likely to develop over the following three to five years, as well as the strategic alternatives available to Somaxon.

At the November 23, 2011, special telephonic board of directors meeting, the board of directors heard a presentation by management on the long-term operating and financial plan of Somaxon, focusing on the company’s cash position and other factors. The cash situation was critical and the board of directors believed that the company may be approaching insolvency. The board of directors reviewed its fiduciary duties in light of Somaxon’s current and expected cash position. After evaluating fully Somaxon’s cash position and current and future assets and liabilities, and after discussion, the board of directors determined that it did not believe Somaxon was insolvent. Members of the management team then presented the board of directors with a number of strategic alternatives that Somaxon could consider to potentially alleviate its cash flow issues and address other long-term company needs. In addition to potential sales of the company’s assets and potential partnering or other collaboration transactions relating to U.S. or ex-U.S. prescription or over-the-counter rights to Silenor, one of the options presented was the potential sale of Somaxon.

In early December 2011, Somaxon’s management requested that Stifel, Nicolaus & Company, Incorporated, or Stifel Nicolaus, assist Somaxon’s management and board of directors in their efforts to evaluate Somaxon’s strategic alternatives. Stifel Nicolaus is an investment banking firm that is familiar with Somaxon and its business. At the December 13, 2011 special telephonic board meeting, representatives of management recommended to the board of directors that Stifel Nicolaus be engaged as strategic advisor to assist Somaxon in seeking strategic alternatives. Questions were asked and answered and the board of directors had a discussion on this topic and it was agreed that Stifel Nicolaus would present later in the meeting. Subsequently, representatives of management provided the board of directors with a summary of management’s recommendation regarding strategic alternatives. Representatives from Stifel Nicolaus then presented to the board of directors an overview of a proposed process for seeking strategic alternatives. The board of directors conducted a full discussion after this presentation. After the board of directors discussion, members of management presented the proposed terms upon which Somaxon would engage with Stifel Nicolaus as strategic advisor to assist the company in seeking strategic alternatives. The board of directors conducted a full discussion on this topic. After the discussion, the board of directors unanimously approved the engagement of Stifel Nicolaus substantially upon the terms presented, and authorized management to negotiate and execute such agreements or other documents as they deemed necessary to effect such engagement.

During the second half of December 2011, members of Somaxon’s management held a series of meetings with representatives of Stifel Nicolaus to discuss potential strategic transactions. During these meetings, representatives of Stifel Nicolaus reviewed with members of Somaxon’s management publicly available information regarding numerous potential companies for Somaxon to consider as potential acquirors or strategic partners. Discussions and deliberations concerning these acquiror candidates focused on (1) the strategic fit between Somaxon and the candidate as measured by the similarity or complementary nature of product offerings and product focus, (2) whether a combination with the proposed candidate was likely to achieve Somaxon’s objectives of increasing the scale of its business, and (3) the likelihood that a transaction could be completed and Somaxon successfully integrated given limitations imposed by Somaxon’s size and available resources. Members of Somaxon’s management and representatives of Stifel Nicolaus also discussed tactics for approaching the companies identified in Stifel Nicolaus’ review. Following the meetings, Somaxon’s management authorized Stifel Nicolaus to contact approximately 80 of the identified candidates to gauge their interest in partnering with or acquiring Somaxon.

On December 19, 2011, Somaxon issued a press release announcing that it had hired Stifel Nicolaus to act as a financial advisor and assist in seeking strategic alternatives for the company. The focus of this process was on strategic alternatives, which were to include one or more of (1) a sale of the company or assets relating to Silenor, and (2) partnering or other collaboration transactions relating to U.S. or ex-U.S. prescription, or over-the-counter rights to Silenor. The rationale for pursuing these types of transactions was to maximize stockholder value by achieving one or more of: (a) alleviating Somaxon’s cash flow issues, (b) increasing the resources available to attempt to grow sales of Silenor and (c) potentially diversifying the company’s product offerings.

Stifel Nicolaus and management contacted 79 potential strategic partners between December 2011 and April 2012. The companies identified included small, mid and large-cap pharmaceutical and specialty pharmaceutical companies, which had the wherewithal from financial, development and commercial perspectives to execute on a transaction and one or both of the following characteristics:

•	strategic strength in sleep disorders, psychiatry, central nervous system disorders, or a desire to gain additional exposure to these therapeutic areas as part of general portfolio diversification; or

•	desire for assets with an existing primary care-oriented sales force and commercial infrastructure.

This initial outreach process also included specialty pharmaceutical companies and a number of additional small to mid-cap companies with assets currently in development, or which are specialty pharmaceutical companies with more limited sales forces. During this time, representatives of Stifel Nicolaus and management reported regularly to Somaxon’s board of directors regarding their efforts to identify potential strategic alternatives. While a number of companies engaged in due diligence, due to various reasons, including, but not limited to, lack of commercial fit and the level of Silenor net sales, and ongoing patent litigation, at this time there was limited interest from companies in negotiating transactions that would be acceptable to Somaxon and its board of directors.

On April 12, 2012, Pernix’s Chief Executive Officer, Mr. Cooper Collins, called Somaxon’s Chief Financial Officer, Mr. Tran Nguyen, to discuss a potential strategic transaction between Pernix and Somaxon. Mr. Nguyen relayed the substance of this conversation to Stifel Nicolaus, and Stifel Nicolaus sent to Pernix the non-confidential outreach materials regarding Somaxon utilized in the strategic process, including a draft confidentiality agreement. Somaxon and Pernix signed a confidentiality agreement on April 30, 2012.

On May 23, 2012, Somaxon’s Chief Executive Officer, Mr. Richard Pascoe, Mr. Nguyen and Somaxon’s General Counsel, Mr. Matthew Onaitis and Mr. Jack Kiernan of Stifel Nicolaus, flew to Houston and met with Mr. Collins, Pernix’s Chief Financial Officer, Mr. David Becker, Macoven’s Vice President of Corporate Development, Mr. Michael Venters and Pernix’s Director of Investor Relations and Corporate Communications, Mr. Joseph Schepers, during which meeting detailed management presentations regarding each company were presented. Mr. Brian Dorsey, Somaxon’s Senior Vice President—Technical Operations, participated in the meeting telephonically. The participants also held summary discussions of a potential deal structure. After this meeting, each of the parties began documentary due diligence with respect to the business and operations of the other party.

In July 2012, Somaxon entered into settlement agreements with three of the four parties with which it was engaged in patent litigation relating to Silenor. As a result of this development, on July 12, 2012, Stifel Nicolaus initiated a second outreach process targeting 63 potential acquirors or strategic partners, including Pernix. This group of companies was a subset of the companies initially approached by Stifel Nicolaus on behalf of Somaxon and was chosen based on their potential level of interest in a transaction with Somaxon as gleaned from such prior interactions with such companies. Companies were informed that Somaxon would consider bids for an acquisition of the company as part of this second outreach process.

In August 2012, Stifel Nicolaus sent a process letter to nine companies that had both signed confidentiality agreements and been actively conducting due diligence on the Somaxon business, and began actively engaging in discussions about the sale of Somaxon or other strategic transactions, such as partnering transactions relating to Silenor prescription or over-the-counter rights. Also in August 2012, Party A, a healthcare-focused investment fund, approached Stifel Nicolaus regarding a potential purchase of assets relating to Silenor. Stifel Nicolaus included Party A in the due diligence and transaction discussion process. The deadline for submission of bids to acquire Somaxon or engage in alternative strategic transactions was set at September 10, 2012. The letters requested interested parties’ bids include specifics on deal structure, source of financing, if necessary, due diligence requirements, authorization and approvals and other matters.

On September 6, 2012, Mr. Pascoe and Mr. Nguyen met with Mr. Collins and Mr. Schepers from Pernix at the Stifel Nicolaus investor conference in Boston to discuss a potential deal structure. At that time Pernix requested and was granted until September 14, 2012 to submit a non-binding bid. On September 6, 2012, Mr. Pascoe and Mr. Nguyen also met with representatives of Party A at the Stifel Nicolaus investor conference in Boston to discuss a potential deal structure.

On September 10, 2012, Stifel Nicolaus received on behalf of Somaxon a bid proposal from Party A. Party A’s bid proposal was structured as an asset purchase of Silenor valued at $25 million, with the related obligations to be assumed to be negotiated after a due diligence review.

On September 14, 2012, Somaxon received a bid proposal from Pernix. Pernix’s bid proposal was structured as a stock-for-stock acquisition of Somaxon valuing the equity of the entire company at $21.7 million. The bid proposal required that Somaxon have a minimum net asset value of $1.0 million and no more than 90 days of channel inventory at the closing of the transaction.

On September 18, 2012, Stifel Nicolaus had phone conversations with Pernix and Party A to clarify the terms of their respective bids.

On September 18, 2012, the board of directors of Somaxon met to discuss the two bid proposals that had been received, with Stifel Nicolaus providing a detailed comparison of the bid proposals. At this meeting, a representative of Latham & Watkins LLP, Somaxon’s outside counsel, or Latham, provided a detailed presentation for the board of directors regarding its fiduciary obligations in connection with its consideration of strategic alternatives. After a lengthy discussion on the bid proposals that had been received as well as an assessment of additional indications of interest that could be forthcoming, the board of directors directed Stifel Nicolaus and management to continue to work with all interested companies to solicit, clarify and negotiate offers relating to strategic transactions.

On September 24, 2012, Party A notified Stifel Nicolaus that it had decided not to move forward with its bid proposal. The reason given for declining to move forward was the presumed lack of a superior bid proposal as compared to other bidders.

At 2:00 p.m. Pacific on October 10, 2012, the board of directors of Somaxon held a special telephonic meeting. Representatives of Stifel Nicolaus and management provided the board of directors with a detailed update on Somaxon’s process for seeking strategic alternatives, including a summary of communications with each company that provided or was expected to provide Somaxon with an indication of interest relating to a strategic transaction. A full board discussion ensued after which the board of directors directed Stifel Nicolaus and management to continue to work with such companies to solicit, clarify and negotiate offers relating to strategic alternatives with the objective of seeking the best value reasonably available to Somaxon stockholders.

On October 17, 2012, Mr. Pascoe, Mr. Nguyen, Mr. Onaitis, and Mr. Dorsey, together with Mr. Kiernan of Stifel Nicolaus, flew to Houston and met with Mr. Collins, Mr. Becker and Mr. Schepers. At such meeting, detailed management presentations regarding each company were presented and in-depth discussions of the proposed deal terms were held. The presentation by Pernix also included a detailed discussion of its proposed acquisition of Cypress. The parties also discussed the possibility of eliminating the condition to closing the transaction initially proposed by Pernix relating to the satisfactory conclusion of Somaxon’s pending patent litigation.

On October 26, 2012, Pernix submitted an updated bid increasing the total equity consideration to $23 million and including a $5 million non-tradable contingent value right, and requiring that Somaxon have a minimum net asset value of $1.0 million and no more than 60 days of channel inventory at closing. This updated bid also removed the contingency to closing the transaction that Somaxon’s pending patent litigation is resolved satisfactorily. The $5 million contingent value right payment was contingent upon Pernix (1) incurring no more than $10 million in costs to develop an over-the-counter version of Silenor and (2) achieving $10 million of cumulative over-the-counter sales within the first twelve months of launch of the over-the-counter version of Silenor.

On October 29, 2012, Stifel Nicolaus submitted, on Somaxon’s behalf, a counter offer, requesting total upfront equity consideration of $25 million as opposed to the contingent value right, the removal of the minimum net asset value requirement and an increase in the maximum channel inventory at closing to no more than 90 days.

On October 31, 2012, Pernix submitted its third offer to Stifel Nicolaus. The offer proposed total equity consideration of $24 million, accepted the removal of the minimum net asset value requirement and proposed the channel inventory at closing to be no more than 75 days.

On November 2, 2012, Mr. Nguyen and Mr. Becker and representatives of Stifel Nicolaus had a phone conversation in which they discussed projections of Somaxon’s net asset value and channel inventory levels.

On November 2, 2012, Stifel Nicolaus submitted, on Somaxon’s behalf, a counter offer, requesting total equity consideration of $25 million, no contingent value right and reasserting the request for no more than 90 days of channel inventory at closing. On November 2, 2012, Pernix confirmed Somaxon’s proposed terms and requested December 31, 2012 as the end of the exclusivity period.

On November 7, 2012, Somaxon’s board of directors held a special meeting to consider the progress of the second outreach process for seeking strategic alternatives. Members of Somaxon’s management team and Stifel Nicolaus provided an update regarding the terms of the Pernix offer, which following the termination of Party A’s bid was the sole remaining bid. Representatives of Stifel Nicolaus and management also provided a detailed overview of Pernix’s business and comprehensive financial analysis of the proposed offer to assist the board of directors in evaluating the fairness of the offer from a financial point of view to Somaxon’s stockholders. In light of Pernix’s request for an exclusivity period, the board of directors requested that Stifel Nicolaus and management prepare additional information about Pernix to be presented at a follow-on special board meeting set for November 9, 2012. The board of directors also requested that Stifel Nicolaus and management attempt to identify or approach third parties with whom they had previously had discussions prior to the next meeting to determine if other strategic alternatives may be available to Somaxon.

At the November 9, 2012 special board meeting, a representative of Latham reviewed with the board of directors its fiduciary obligations in connection with its consideration of strategic alternatives. Following this presentation, representatives of Stifel Nicolaus and management provided the board of directors with a detailed update on Somaxon’s second outreach process for seeking strategic alternatives, including the outcomes of discussions with other third parties. This update included a discussion on the continuing communications with Pernix and a more detailed discussion of Pernix’s business. The full board of directors had a discussion regarding Pernix’s business, the value of Pernix’s bid proposal to stockholders, other strategic transaction alternatives available to Somaxon and the length of the exclusivity period requested by Pernix. At the end of the meeting, the board of directors requested that Stifel Nicolaus and management conduct additional discussions with third parties with whom they had previously had discussions prior to the next board meeting, which was set for November 12, 2012, to determine if other strategic alternatives may be available to Somaxon.

At the November 12, 2012 special board meeting, representatives of Stifel Nicolaus and management provided the board of directors with a detailed update on Somaxon’s second outreach process for seeking strategic alternatives, including the outcomes of discussions with third parties. This update included a discussion on the continuing communications with Pernix and a detailed discussion of Pernix’s business. The full board of directors had a discussion regarding Pernix’s business, the value of Pernix’s bid to stockholders, other strategic transaction alternatives available to Somaxon and the length of the exclusivity period requested by Pernix. The board of directors heard a presentation by an expert on Silenor’s safety and efficacy profile concerning the prospects for Somaxon to grow Silenor sales with an altered commercial strategy. A full board discussion followed this presentation.

After a full discussion, the board of directors of Somaxon approved the letter of intent submitted by Pernix and agreed to an exclusivity period ending on November 30, 2012. The board of directors also authorized management to negotiate definitive documentation relating to Pernix’s proposed acquisition.

On November 12, 2012, management and Stifel Nicolaus provided feedback from the board of directors of Somaxon and the issue of exclusivity was discussed. Pernix and Somaxon initially entered into an exclusivity period that was set to expire on November 30, 2012.

On November 15, 2012, Pernix’s outside legal counsel, Jackson Walker L.L.P., or Jackson Walker, delivered a due diligence request list to Somaxon to facilitate Pernix’s due diligence efforts. Shortly thereafter,

Somaxon granted access to its online data room to Jackson Walker, and Jackson Walker commenced its due diligence review of Somaxon on behalf of Pernix.

On November 15, 2012, Latham distributed an initial draft of a merger agreement to Jackson Walker and Pernix. Jackson Walker conveyed Pernix’s initial comments to the merger agreement to Latham on November 20, 2012. Among matters Jackson Walker raised on behalf of Pernix were the right of Somaxon to terminate the merger agreement in order to accept a competing acquisition proposal received on an unsolicited basis from a third party if Somaxon determined that the competing proposal was superior to the Pernix transaction; the right of the board of directors of Somaxon to change its recommendation in the absence of a competing proposal, if required to do so by its fiduciary duties; the respective obligations of the parties to satisfy the conditions to closing the transactions; and the terms on which each party could terminate the merger agreement and the amount of the termination fee payable in connection with the termination of the merger agreement under certain circumstances. Thereafter, until the execution of the merger agreement, representatives of Somaxon and Pernix and their respective legal counsels negotiated and exchanged several drafts of the merger agreement and related ancillary documents. During the course of these negotiations, Pernix proposed that the equity consideration be reduced if excessive levels of Silenor customer returns resulted from the expiration of its shelf-life and agreed to drop its requirement that Somaxon have no more than a maximum number of days of channel inventory at the closing of the transaction.

On November 29, 2012, Mr. Nguyen, with Mr. Kiernan and Mr. Will McGrath of Stifel Nicolaus, had a call with Mr. Becker in which the parties discussed in detail the historical financial performance and forward-looking projections for each product marketed or planned to be marketed by Pernix before and after its pending acquisition of Cypress.

At the November 30, 2012 special board meeting, representatives of Stifel Nicolaus and management provided the board of directors with a detailed update on Somaxon’s progress in negotiating with Pernix toward definitive documentation for a sale of Somaxon. Part of this conversation focused on Pernix’s request that the exclusivity period be extended to December 14, 2012 so that negotiations could continue uninterrupted. The full board of directors had a discussion regarding Pernix’s business, the value of Pernix’s bid to stockholders, other strategic transaction alternatives available to Somaxon and the length of the exclusivity period requested by Pernix. After a full discussion, the board of directors of Somaxon approved the amendment to the letter of intent submitted by Pernix extending the exclusivity period to December 14, 2012. The board of directors also authorized management to continue negotiating definitive documentation relating to Pernix’s proposed acquisition.

On November 30, 2012, management and Stifel Nicolaus notified Pernix management of Somaxon’s assent to an extension of the exclusivity period to December 14, 2012.

During the week of December 3, 2012, each of the parties completed documentary due diligence with respect to the other party.

On December 5, 2012, Somaxon’s board of directors held a meeting, at which one of the topics discussed was the progress of negotiations and remaining open items in the merger agreement. At this meeting the Somaxon board of directors also had a discussion regarding Pernix’s business, the value of the proposed Pernix transaction to stockholders and other strategic transaction alternatives available to Somaxon.

On December 7, 2012, Somaxon’s board of directors held a special telephonic meeting in which the board of directors discussed the progress of negotiations and remaining open items in the merger agreement. On December 7, 2012, Mr. Pascoe had a series of four calls with Mr. Collins in which the terms of the deal were discussed. Specifically, Mr. Collins introduced the concept of a “collar” which would set a cap on the minimum and maximum number of shares that would be issued by Pernix as consideration. Additional deal terms were also discussed. Mr. Nguyen then had two calls with Mr. Becker on December 7, 2012 in which the terms of the collar and its impact on the ability of the total consideration to be adjusted was discussed. Mr. Pascoe had one additional call with Mr. Collins on December 7 and agreed that, in exchange for Pernix agreeing to drop its request that the total equity consideration be reduced for customer returns of Silenor, Somaxon would agree that the number of shares issuable by Pernix in the transaction would only float if, at closing, the price per share of Pernix’s common stock was within 20% upward or downward of $7.50, which was the closing price of a share of Pernix’s common stock on December 7, 2012. In the event that the price of a share of Pernix common stock fell outside of this range, i.e., if it was less than $6.00 per share or more than $9.00 per share, the number of shares of Pernix common stock issuable would be limited to the number of shares that would have been issued had the price been $6.00 per share or $9.00 per share, as applicable.

On December 10, 2012, Somaxon’s board of directors held a special telephonic meeting. A representative of Latham reviewed with the board of directors its fiduciary obligations in connection with a sale of control of the company and provided an overview of the terms of the proposed transaction as set forth in the definitive agreements and the legal risks and benefits of the transaction and reviewed the resolutions proposed to be approved by the board of directors in connection with the transaction. Members of Somaxon’s management updated the board of directors on discussions with Pernix. Stifel Nicolaus then reviewed with Somaxon’s board of directors its financial analysis of the proposed merger consideration and rendered its opinion to Somaxon’s board of directors to the effect that, as of December 10, 2012, and based upon and subject to the various factors, assumptions, limitations and qualifications set forth in its written opinion of such date, the merger consideration was fair from a financial point of view, to the holders of Somaxon common stock. The full text of the written opinion of Stifel Nicolaus is attached to this proxy statement/prospectus as Annex B. Somaxon’s board of directors then engaged in additional deliberations regarding the merger, the proposed terms of the merger agreement and the various presentations of its legal counsel and financial advisor, taking into consideration the factors described below under “Somaxon’s Reasons for the Merger.” At this point Somaxon’s board of directors unanimously adopted resolutions declaring that the merger agreement and the transactions contemplated thereby were advisable to and in the best interests of Somaxon and its stockholders and approved the merger agreement and the transactions contemplated thereby and authorized Somaxon to enter into the merger agreement.

On December 26, 2012, Mr. Nguyen had a call with Mr. Becker, during which Mr. Becker informed Mr. Nguyen that Pernix had agreed to an amendment to its agreement to acquire Cypress which would alter the mix of cash and equity payable by Pernix in that transaction. Specifically, the amendment would decrease the cash payable by Pernix at closing by $16.5 million to $52 million, increase the value of the shares of Pernix common stock issuable at closing by $21.5 million to approximately $34 million and eliminate a potential $5.0 million cash development milestone payment. The overall consideration potentially payable increased by $1.0 million to $102 million as a result of this amendment.

On January 3, 2013, Somaxon’s board of directors held a special telephonic meeting to discuss the amendment to Pernix’s agreement to acquire Cypress. Somaxon’s board of directors’ discussion included extensive deliberation regarding the potential impact on Somaxon’s stockholders of Pernix’s amendment of its agreement to acquire Cypress. After thorough deliberation, Somaxon’s board of directors determined that the amendment to the agreement to acquire Cypress did not warrant a change in its recommendation to the stockholders of Somaxon with respect to the merger.

Somaxon’s Reasons for the Merger and Recommendation of Somaxon’s Board of Directors

In reaching its conclusion that the merger agreement is advisable and in the best interests of Somaxon and its stockholders, the Somaxon board of directors consulted extensively with management and legal, financial and other advisors, and evaluated a number of alternatives to enhance Somaxon’s competitive position and increase stockholder value. Somaxon’s board of directors considered a variety of factors in reaching its conclusion, including many weighing in favor of the merger, including the following factors:

•	the belief that combining with Pernix would create a company with a broad, diversified commercial portfolio of marketed pharmaceutical products, including branded and generic prescription products and over-the-counter products, focused on markets with significant opportunities to leverage common commercial resources and potential customers between Silenor and Pernix’s products;

•

the estimates by Somaxon’s management of significant annual cost savings synergies resulting from combining with Pernix, the majority of which would be expected to be achieved within the first fiscal year following the merger;

•

that the combined company will be well capitalized and that the combined company’s business is expected to generate cash flows and be profitable in 2013 based on its broad commercial portfolio of marketed pharmaceutical products, providing the combined company with cash which would be available for future investments by the combined company in its business or for future strategic and targeted acquisitions or for licenses of additional drug products or drug candidates;

•

that the combined company will have multiple development programs for new branded and generic prescription products and over-the-counter products, including a potential Silenor over-the-counter product, which could create growth opportunities for those products in the combined company’s existing markets and in potential new markets;

•

that the merger was superior to the strategic alternatives available to Somaxon, including continuing as a stand-alone company based on Somaxon’s current business model, attempting to enter into strategic partnerships relating to one or more aspects of its current business or attempting to sell Somaxon to a third-party acquirer, each of which Somaxon’s board of directors viewed as less favorable to Somaxon’s stockholders than the merger. In making its determination, Somaxon’s board of directors considered, among the other factors described in this section, the process of seeking strategic alternatives undertaken by Somaxon with its financial advisor Stifel Nicolaus from late 2011 to the date of the merger agreement in which numerous potential parties were contacted;

•

based on the closing price of Somaxon’s common stock as of December 7, 2012, the last full trading day immediately prior to the meeting of the Somaxon board of directors held on December 10, 2012, the merger consideration represented at that time a premium of approximately 129% to Somaxon’s stockholders over the closing price of Somaxon’s common stock on December 7, 2012;

•

Somaxon’s stockholders will receive merger consideration in the form of shares of Pernix common stock, which will allow Somaxon’s stockholders to share in growth and other opportunities of the combined company;

•

Somaxon’s financial outlook and prospects if it were to remain an independent company, including the risks associated with successfully executing Somaxon’s business plan and strategy to market Silenor and grow its sales, the impact of general economic conditions, market trends and competition, including generic competition, on Somaxon’s operations, and the general risks of market conditions that could reduce the trading price of the shares of Somaxon common stock, as well as the other risks and uncertainties;

•

Somaxon’s need in a highly capital intensive business to potentially supplement operating cash flows with external debt or equity financing, which, depending on market conditions, may not be available to Somaxon on terms that are commercially reasonable or at a cost of capital comparable to that of its competitors;

•

the oral opinion of Stifel Nicolaus to the Somaxon board of directors on December 10, 2012 (which was subsequently confirmed in writing by delivery of Stifel Nicolaus’ written opinion, dated December 10, 2012) that, as of such date, and based upon and subject to the various assumptions, considerations, qualifications and limitations set forth in the written opinion, the merger consideration was fair to the holders of shares of Somaxon common stock from a financial point of view;

•	the inherent uncertainty of attaining management’s internal financial projections, including management’s qualifications thereof and management’s statements with respect to the inherent uncertainty of, and risks in achieving, such projections and the fact that Somaxon’s actual financial results in future periods could differ materially from management’s forecasted results;

•

the structure of the merger and the terms and conditions of the merger agreement, including the provisions requiring both Pernix and Somaxon to use efforts to obtain required approvals and satisfy the closing conditions to the merger (see the section entitled “The Merger—The Merger Agreement” beginning on page 85);

•	that the merger agreement permits Somaxon under certain circumstances to have negotiations with respect to unsolicited alternative proposals;

•

that the merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code and that, assuming the merger qualifies as a reorganization, Somaxon’s stockholders generally will not recognize gain or loss for U.S. federal income tax purposes upon the exchange of their shares of Somaxon common stock for shares of Pernix common stock in connection with the merger, except with respect to cash received in lieu of fractional shares of Somaxon common stock;

•	the recent and historical market prices of Somaxon’s common stock;

•

the likelihood that the merger would be completed based on, among other things (not in any relative order of importance): the reputation of Pernix, the absence of a financing condition in the merger agreement, Somaxon’s ability, pursuant to the merger agreement, to enforce specifically the terms of the merger agreement, and that the provision of the merger agreement permitting either party to terminate if the closing does not occur by June 10, 2013 provides sufficient time to consummate the merger; and

•

Somaxon’s understanding of Pernix’s management, business, operations, financial condition and prospects as supplemented by information provided by representatives of Pernix and the due diligence investigation of Pernix by Somaxon’s management and financial and other advisors.

In the course of its deliberations, the Somaxon board of directors also considered a variety of risks and countervailing factors related to entering into the merger agreement and the proposed merger, including:

•

completion of the merger will preclude Somaxon’s stockholders from having the opportunity to participate fully in Somaxon’s future earnings growth and the future appreciation of the value of its capital stock that could be expected if its strategic plan relating to Silenor were successfully implemented on a stand-alone basis;

•

the fact that the combined company will have a broad, diversified portfolio of marketed pharmaceutical products, including branded and generic prescription products and over-the-counter products, and that as a result the combined company’s commercial resources may be applied and commercial priorities may be determined in ways that do not maximize the potential for Silenor or any other single product;

•

the fact that after the merger Somaxon’s board of directors and management will no longer control commercial and product development decisions relating to Silenor assets and the possibility that the implementation of the strategic plan of the combined company going forward may not result in stockholder returns that exceed the stockholder returns that could potentially be generated by the successful implementation of Somaxon’s strategic plan relating to Silenor;

•

the risk that the combined company will not realize its expected revenue or operating results or business prospects at all or within expected timeframes, whether due to the impact of general economic conditions, the impact of market trends and competition on Pernix’s operations or other risks and uncertainties;

•

the fact that Pernix has recently acquired Great Southern Laboratories and Cypress in July 2012 and December 2012, respectively, and the possibility that the expected benefits to Pernix of those acquisitions may not be fully realized;

•	the fact that Pernix’s integration of Great Southern Laboratories and Cypress has not been fully completed, and that the completion of these integration efforts may be more costly than expected and divert management’s attention from both operating the company and the integration efforts related to Somaxon;

•

the risk that the merger may not be consummated despite the parties’ efforts or that consummation may be unduly delayed, even if the requisite approval is obtained from Somaxon’s stockholders, including the possibility that conditions to the parties’ obligations to complete the merger may not be satisfied;

•

the costs involved in connection with entering into and completing the merger and the time and effort of management required to complete the merger and related disruptions to the operation of Somaxon’s business;

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the restrictions on the conduct of Somaxon’s business prior to the completion of the proposed merger, which may delay or prevent Somaxon from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of Somaxon pending completion of the proposed merger;

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the risks and costs to Somaxon if the proposed merger does not close, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on business and customer relationships;

•	terms of the merger agreement that may deter others from proposing an alternative transaction that may be more advantageous to Somaxon’s stockholders;

•	the provision in the merger agreement that requires Somaxon to pay Pernix a $1 million termination fee if the merger agreement is terminated under certain circumstances;

•

the fact that some of Somaxon’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of its stockholders generally, as described in the section entitled “The Merger—Financial Interests of Somaxon’s Directors and Executive Officers in the Merger”;

•	the risks associated with successful implementation of the combined company’s long term business plan and strategy;

•	the risk of not capturing all of the anticipated synergies between Pernix and Somaxon and the risk that other anticipated benefits may not be fully realized;

•	the risk that integration of the two businesses may be more costly, and may divert management attention for a greater period of time than anticipated;

•

the risk that changes in the regulatory landscape may adversely affect the benefits anticipated to result from the merger, including the possibility that such changes could disproportionately impact Pernix in an adverse manner;

•	the risk that Somaxon and/or its board of directors and executive officers may be named in stockholder suits filed in connection with the merger agreement; and

•	the other risks described in the sections entitled “Risk Factors” beginning on page 10 and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 49.

While the Somaxon board of directors considered potentially negative and potentially positive factors, the Somaxon board of directors concluded that, overall, the potentially positive factors outweighed the potentially negative factors.

The foregoing discussion summarizes the material information and factors considered by the Somaxon board of directors in its consideration of the merger, but is not intended to be exhaustive and may not include all of the factors considered by the Somaxon board of directors. The Somaxon board of directors reached the decision to approve the merger agreement in light of the factors described above and other factors that each member of the Somaxon board of directors voting on approval of the merger agreement felt were appropriate. In view of the variety of factors and the quality and amount of information considered, the Somaxon board of directors as a whole did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination but conducted an overall analysis of the transaction. Individual members of the Somaxon board of directors may have given different relative considerations to different factors. It should be noted that this explanation of the reasoning of the Somaxon board of directors and certain information presented in this section is forward-looking in nature and, therefore, the information should be read in light of the factors discussed in the section in this proxy statement/prospectus entitled “Cautionary Statement Regarding Forward-Looking Statements,” beginning on page 49.

The Somaxon board of directors has determined that the terms of the merger are advisable and in the best interest of Somaxon and its stockholders, has approved the terms of the merger agreement and the merger, and unanimously recommends that the stockholders of Somaxon vote “FOR” the proposal to adopt the merger agreement.

Opinion of Somaxon’s Financial Advisor—Stifel, Nicolaus & Company, Incorporated

Somaxon retained Stifel Nicolaus on December 17, 2011 to act as its financial advisor in connection with a possible sale of Somaxon and to provide to the Somaxon board of directors a fairness opinion in connection with any proposed transaction. On December 10, 2012, Stifel Nicolaus delivered its written opinion, dated December 10, 2012, to the Somaxon board of directors that, as of the date of the opinion and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such opinion, the merger consideration was fair to such stockholders, from a financial point of view.

Somaxon did not impose any limitations on Stifel Nicolaus with respect to the investigations made or procedures followed in rendering its opinion. In selecting Stifel Nicolaus, the Somaxon board of directors considered, among other things, the fact that Stifel Nicolaus is a reputable investment banking firm with substantial experience advising companies in the healthcare and pharmaceutical sectors and in providing strategic advisory services in general. Stifel Nicolaus, as part of its investment banking business, is continuously engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of its business, Stifel Nicolaus and its affiliates may actively trade the securities of Somaxon and Pernix for its own account or for the account of its customers and, accordingly, may at any time hold a long or short portion in such securities.

The full text of the written opinion of Stifel Nicolaus is attached as Annex B to this proxy statement/prospectus and is incorporated into this document by reference. The summary of Stifel Nicolaus’ opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. Stockholders are urged to read the opinion carefully and in its entirety for a discussion of the procedures followed, assumptions made, other matters considered and limits of the review undertaken by Stifel Nicolaus in connection with such opinion.

Stifel Nicolaus’ opinion was approved by its fairness committee. The opinion was provided for the information of, and directed to, the Somaxon board of directors for its information and assistance in connection with its consideration of the financial terms of the merger. The opinion does not constitute a recommendation to the Somaxon board of directors as to how the Somaxon board of directors should vote on any aspect of the merger or to any stockholder of Somaxon as to how such stockholder should vote his, her or its shares of common stock at any stockholders’ meeting at which the merger is considered, or whether or not any stockholder of Somaxon should enter into a voting or stockholders’, or affiliates’ agreement with respect to the merger, or exercise any dissenters’ or appraisal rights that may be available to such stockholder. In addition, the opinion does not compare the relative merits of the merger with any other alternative transaction or business strategies which may have been available to the Somaxon board of directors or Somaxon and does not address the underlying business decision of the Somaxon board of directors or Somaxon to proceed with or effect the merger. Moreover, it does not address the fairness of the merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of Somaxon; nor does it address the fairness of the amount or nature of any compensation to be paid or payable to any of Somaxon’s officers, directors or employees, or class of such persons, in connection with the merger, whether relative to the consideration to be received by Somaxon’s stockholders or otherwise.

In connection with its opinion, Stifel Nicolaus, among other things:

•	discussed the merger and related matters with Somaxon’s counsel and reviewed a draft copy of the merger agreement, dated December 10, 2012;

•

reviewed the audited consolidated financial statements of Somaxon contained in its Annual Reports on Form 10-K for the three years ended December 31, 2011, and the unaudited consolidated financial statements of Somaxon contained in its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012;

•

reviewed the audited consolidated financial statements of Pernix contained in its Annual Reports on Form 10-K for the two years ended December 31, 2011, and the unaudited consolidated financial statements of Pernix contained in its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, June 30, 2012, and September 30, 2012;

•	reviewed and discussed with Somaxon’s management certain other publicly available information concerning Somaxon and Pernix;

•

held discussions with Somaxon’s and Pernix’s senior management, including estimates of certain cost savings, operating synergies, merger charges and the pro forma financial impact of the merger on the combined company;

•

reviewed certain non-publicly available information concerning Somaxon, including internal financial analyses and forecasts prepared by its management and held discussion with Somaxon’s senior management regarding recent developments;

•	reviewed and analyzed certain publicly available information concerning the terms of selected merger and acquisition transactions that Stifel Nicolaus considered relevant to its analysis;

•	reviewed and analyzed certain publicly available financial and stock market data relating to selected public companies that Stifel Nicolaus deemed relevant to its analysis;

•	participated in certain discussions and negotiations between representatives of Somaxon and Pernix;

•	reviewed the reported prices and trading activity of the equity securities of each of Somaxon and Pernix;

•

considered the results of Stifel Nicolaus’ efforts, at the direction of Somaxon, to solicit indications of interest from selected third parties with respect to a merger or other transaction with Somaxon; and

•	conducted such other financial studies, analyses and investigations and considered such other information as Stifel Nicolaus deemed necessary or appropriate for purposes of Stifel Nicolaus’ opinion.

In addition, Stifel Nicolaus took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuations and its general knowledge of the industries in which Somaxon and Pernix operate.

In connection with its review, Stifel Nicolaus, with the Somaxon board of director’s consent, relied upon and assumed, without independent verification, the accuracy and completeness of all financial and other information that was made available, supplied, or otherwise communicated to Stifel Nicolaus by or on behalf of Somaxon or Pernix or that was otherwise reviewed by Stifel Nicolaus, including, without limitation, publicly available information, and Stifel Nicolaus has not assumed any responsibility for independently verifying any of such information. Stifel Nicolaus further relied upon the assurances of Somaxon’s management that it was unaware of any facts that would make such information incomplete or misleading.

With respect to estimates, forecasts or projections of Somaxon’s or Pernix’s future financial performance prepared by or reviewed with management of Somaxon or Pernix, as applicable, or obtained from public sources (including, without limitation, potential cost savings and operating synergies which may be realized by Pernix), Stifel Nicolaus assumed at Somaxon’s direction that such estimates, forecasts and projections were reasonably prepared on the basis reflecting the best available estimates, forecasts and projections available to the management of Somaxon or Pernix, as applicable, as to the future operating performance of Somaxon or Pernix, as applicable, and that they provided a reasonable basis upon which Stifel Nicolaus could form its opinion. The estimates, forecasts and projections were not prepared with the expectation of public disclosure and are based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such estimates, forecasts and projections. Stifel Nicolaus relied on these estimates, forecasts and projections without independent verification or analyses and does not in any respect assume any responsibility for the accuracy or completeness thereof. Stifel Nicolaus relied upon, without independent verification, the assessment of Somaxon’s management as to the existing products of Somaxon and viability of, and risks associated with, the future products of Somaxon. Stifel Nicolaus expresses no opinion as to Somaxon’s or Pernix’s projections or any other estimates, forecasts and assumptions or the assumptions on which they were made. In addition, Stifel Nicolaus assumed, with the Somaxon board of director’s consent, that the volume-weighted average price per share of Pernix common stock for the 30-day period ending on the day prior to the effective date of the merger will be such that the aggregate number of shares of Pernix common stock issuable as merger consideration will stay within the collar.

Stifel Nicolaus was not requested to make, and did not make, an independent evaluation, physical inspection, valuation or appraisal of the properties, facilities, assets, or liabilities (contingent or otherwise) of Somaxon or Pernix, and was not furnished with any such materials. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies and assets may actually be sold. Because such estimates are inherently subject to uncertainty, Stifel Nicolaus assumes no responsibility for their accuracy.

Stifel Nicolaus assumed that there has been no material change in the assets, liabilities, financial condition, business or prospects of Somaxon or Pernix since the date of the most recent relevant financial statements made available to Stifel Nicolaus. With respect to certain legal matters relating to Somaxon and the merger, Stifel Nicolaus relied on the advice of Somaxon’s counsel.

Stifel Nicolaus’ opinion was limited to whether the merger consideration was, as of the date of such opinion, fair to the holders of Somaxon common stock, from a financial point of view. The opinion does not address the number of shares of Pernix common stock to be issued in payment of the merger consideration or the number of shares of Pernix common stock into which each share of Somaxon common stock will be converted in connection with the merger. Stifel Nicolaus expressed no view as to any other aspect or implication of the merger, including, without limitation, the form or structure of the merger, any consequences of the merger on Somaxon, its stockholders, creditors or otherwise, or any terms, aspects or implications of any other agreement, arrangement or understanding contemplated or entered into in connection with the merger or otherwise. In addition, Stifel Nicolaus’ opinion does not consider, address or include: (i) any other strategic alternatives currently (or which have been or may be) contemplated by the Somaxon board of directors or Somaxon; (ii) the legal, tax or accounting consequences of the merger on Somaxon or the holders of Somaxon common stock, including, without limitation, whether or not the merger will qualify as a tax-free reorganization pursuant to Section 368 of the Code; (iii) the fairness of the amount or nature of any compensation to any of Somaxon’s officers, directors or employees, or class of such persons, relative to the compensation to the holders of Somaxon common stock; (iv) the effect of the merger on, or the fairness of the consideration to be received by, holders of any class of securities of Somaxon other than the Somaxon common stock, or any class of securities of any other party to any transaction contemplated by the merger agreement; (v) any advice or opinions provided by any other advisor to Somaxon or Pernix; or (vi) the treatment of, or effect of the merger on, any securities of Somaxon other than Somaxon common stock (or the holders of any such securities). Without limiting the generality of the foregoing, Stifel Nicolaus’ opinion does not address any legal, tax or accounting matters, including the consequences any such matters may have on Somaxon or its stockholders. Furthermore, Stifel Nicolaus expresses no opinion as to the treatment of or, effect of the merger on, those shares of Somaxon common stock which are not being converted into the right to receive Pernix common stock pursuant to the merger agreement and as to the prices, trading range or volume at which Somaxon’s or Pernix’s securities will trade following public announcement or consummation of the merger.

For purposes of rendering its opinion Stifel Nicolaus assumed in all respects material to its analysis, that the representations and warranties of each party contained in the merger agreement are true and correct and that each party will perform all of the covenants and agreements required to be performed by it under the merger agreement. Stifel Nicolaus also assumed that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval. In addition, Stifel Nicolaus assumed that the definitive merger agreement will not differ materially from the draft reviewed by it. Stifel Nicolaus also assumed that the merger will be consummated substantially on the terms and conditions described in the merger agreement, without any waiver of material terms or conditions by Somaxon or any other party and without any adjustment to the merger consideration, and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the merger will not have an adverse effect on Somaxon, Pernix or the merger. Stifel Nicolaus assumed that the merger will be consummated in a manner that complies with the applicable provisions of the Securities Act, the Exchange Act and all other applicable federal and state statutes, rules and regulations. Stifel Nicolaus further assumed that Somaxon relied upon the advice of its counsel, independent accountants and other advisors (other than Stifel Nicolaus) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Somaxon, the merger and the merger agreement.

Stifel Nicolaus did not consider any potential legislative or regulatory changes currently being considered or recently enacted by the United States Congress, the SEC, or any other governmental or regulatory bodies, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC or FASB. The opinion is not a solvency opinion and does not in any way address the solvency or financial condition of Somaxon, Pernix or any other person.

Stifel Nicolaus’ opinion was necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to it as of, the date of the opinion. It is understood that subsequent developments may affect the conclusions reached in Stifel Nicolaus’ opinion and that Stifel Nicolaus does not have any obligation to update, revise or reaffirm its opinion.

The summary set forth below does not purport to be a complete description of the analyses performed by Stifel Nicolaus, but describes, in summary form, the material elements of the presentation that Stifel Nicolaus made to the Somaxon board of directors on December 10, 2012, in connection with Stifel Nicolaus’ opinion.

In accordance with customary investment banking practice, Stifel Nicolaus employed generally accepted valuation methods and financial analyses in reaching its opinion. The following is a summary of the material financial analyses performed by Stifel Nicolaus in arriving at its opinion. These summaries of financial analyses alone do not constitute a complete description of the financial analyses Stifel Nicolaus employed in reaching its conclusions. None of the analyses performed by Stifel Nicolaus were assigned a greater significance by Stifel Nicolaus than any other, nor does the order of analyses described represent relative importance or weight given to those analyses by Stifel Nicolaus. The summary text describing each financial analysis does not constitute a complete description of Stifel Nicolaus’ financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Stifel Nicolaus. The summary text set forth below does not represent and should not be viewed by anyone as constituting conclusions reached by Stifel Nicolaus with respect to any of the analyses performed by it in connection with its opinion. Rather, Stifel Nicolaus made its determination as to the fairness to the common stockholders of Somaxon of the merger consideration, from a financial point of view, on the basis of its experience and professional judgment after considering the results of all of the analyses performed.

Except as otherwise noted, the information utilized by Stifel Nicolaus in its analyses, to the extent that it is based on market data, is based on market data as it existed on or before December 7, 2012 and is not necessarily indicative of current market conditions. The analyses described below do not purport to be indicative of actual future results, or to reflect the prices at which any securities may trade in the public markets, which may vary depending upon various factors, including changes in interest rates, dividend rates, market conditions, economic conditions and other factors that influence the price of securities.

In conducting its analysis, Stifel Nicolaus used three primary methodologies: selected publicly-traded companies analysis; selected precedent transactions analysis; and discounted cash flow analysis. No individual methodology was given a specific weight, nor can any methodology be viewed individually. Additionally, no company or transaction used in any analysis as a comparison, is identical to Somaxon or the merger, and they all differ in material ways. Accordingly, an analysis of the results described below is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the selected companies or transactions to which they are being compared. Stifel Nicolaus used these analyses to determine the impact of various operating metrics on the implied equity value of Somaxon. Each of these analyses yielded a range of implied equity values, and therefore, such implied equity value ranges developed from these analyses were viewed by Stifel Nicolaus collectively and not individually.

Somaxon Financial Analyses

Selected Companies Analysis. Stifel Nicolaus reviewed, analyzed and compared certain financial information relating to Somaxon to corresponding publicly available financial information and market multiples for the following seven publicly-traded, small-capitalization, specialty pharmaceutical companies with marketed products, a sales force, and equity values between $20 million and $500 million: AMAG Pharmaceuticals, Inc.; Cadence Pharmaceuticals, Inc.; Cornerstone Therapeutics Inc.; Cumberland Pharmaceuticals Inc.; Depomed, Inc.; Horizon Pharma, Inc.; and Pernix Therapeutics Holdings, Inc.

Stifel Nicolaus reviewed, among other things, the range of enterprise values of the selected companies, calculated as equity value based upon closing stock prices on December 7, 2012, plus the book value of debt and minority interests, less cash and cash equivalents, as a multiple of revenue over the last twelve months, or LTM, ended September 30, 2012 and estimated revenue for calendar years 2012, 2013, and 2014, as provided by FactSet estimates.

The following table sets forth, for the periods indicated, the ranges of enterprise value as a multiple of revenue utilized by Stifel Nicolaus in performing its analysis, which were derived from the selected companies identified above, and the ranges of the equity values per share for Somaxon implied by this analysis.

Enterprise Value to:	Range of Revenue Multiples	Range of Equity Values Per Share
LTM Revenue	1.00x – 1.50x	$2.74 – $3.55
2012E Revenue	1.00x – 1.50x	$2.53 – $3.24
2013E Revenue	0.75x – 1.25x	$2.22 – $2.97
2014E Revenue	0.50x – 1.00x	$1.91 – $2.72

Stifel Nicolaus selected publicly-traded companies on the basis of various factors, including the size of the public company and the similarity of the lines of business, although, as noted above, no public company used as a comparison is identical to Somaxon. Accordingly, these analyses are not purely mathematical, but also involve complex considerations and judgments concerning the differences in financial and operating characteristics of the selected companies and other factors.

Selected Precedent Transactions Analysis. Stifel Nicolaus reviewed and analyzed certain publicly available information for the following 11 recent business combinations where the acquired company was a specialty pharmaceutical company and had a sales force, marketed products primarily in the U.S. and a transaction equity value ranging from $20 million to $150 million, and where the transaction was announced subsequent to January 1, 2008: Cypress Pharmaceutical, Inc. and Pernix Therapeutics Holdings, Inc.; Jazz Pharmaceuticals plc’s Women’s Health Business and Meda AB; EKR Therapeutics, Inc. and Cornerstone Therapeutics Inc.; Pedinol Pharmacal, Inc. and Valeant Pharmaceuticals International, Inc.; Eyetech Inc. and Valeant Pharmaceuticals International, Inc.; Labopharm Inc. and Paladin Labs Inc.; Javelin Pharmaceuticals, Inc. and Hospira, Inc.; NitroMed, Inc. and Deerfield Management and Valeant Pharmaceuticals International; Barrier Therapeutics, Inc. and Stiefel Laboratories, Inc.; and Cornerstone BioPharma Holdings, Inc. and Critical Therapeutics, Inc.

The following table sets forth, for the periods indicated, the ranges of multiples utilized by Stifel Nicolaus in performing its analysis, which were derived from the selected specialty pharmaceutical business combinations described above, and the ranges of equity values per share for Somaxon implied by this analysis.

Enterprise Value to:	Range of Transaction Multiples	Range of Implied Equity Values Per Share
LTM Revenue	1.25x – 1.75x	$3.14 – $3.94
2012E Revenue	1.00x – 1.50x	$2.53 – $3.24

Because the market conditions, rationale and circumstances surrounding each of the transactions analyzed were specific to each transaction and because of the inherent differences between Somaxon’s businesses, operations and prospects and those of the acquired companies above, Stifel Nicolaus believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis. Accordingly, Stifel Nicolaus also made qualitative judgments concerning the differences between the characteristics of these transactions (including market conditions, rationale and circumstances surrounding each of the transactions, and the timing, type and size of each of the transactions) and the merger that could affect Somaxon’s acquisition value.

Discounted Cash Flow Analysis. Stifel Nicolaus used the financial projections and estimates provided by Somaxon’s management to perform a discounted cash flow analysis. In conducting this analysis, Stifel Nicolaus assumed that Somaxon would perform in accordance with these forecasts. Stifel Nicolaus performed an analysis of the present value of the unlevered free cash flows that Somaxon’s management projects it will generate from the fourth quarter of 2012 through 2020. Stifel Nicolaus discounted both the cash flows projected from the fourth quarter of 2012 through 2020 and the terminal value to present value using discount rates ranging from 18% to 20% and terminal multiples ranging from 1.25x to 1.75x estimated revenue in 2020 for its valuation reference range. The discount rates were selected based on a weighted-average cost of capital analysis for the selected, publicly-traded, small-capitalization, specialty pharmaceutical companies identified above and Stifel Nicolaus’ estimates. This analysis resulted in implied equity per share values ranging from $2.01 to $2.17.

Pernix Financial Analyses

In addition to performing financial analyses of Somaxon, Stifel Nicolaus also performed financial analyses of Pernix. In conducting its analysis of Pernix, Stifel Nicolaus used two primary methodologies: selected publicly-traded companies analysis; and selected precedent transactions analysis. No individual methodology was given a specific weight, nor can any methodology be viewed individually. Additionally, no company or transaction used in any analysis as a comparison is identical to Pernix and they all differ in material ways.

Accordingly, an analysis of the results described below is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the selected companies or transactions to which they are being compared. Stifel Nicolaus used these analyses to determine the impact of various operating metrics on the implied equity value of Pernix. Each of these analyses yielded a range of implied equity values, and therefore, such implied equity value ranges developed from these analyses were viewed by Stifel Nicolaus collectively and not individually. In delivering its opinion to the Somaxon board of directors, Stifel Nicolaus utilized median estimated financial projections for Pernix as provided by equity research consensus forecasts to conduct its analysis.

Selected Companies Analysis. Stifel Nicolaus reviewed, analyzed and compared certain financial information relating to Pernix to corresponding publicly available financial information and market multiples for the following 10 publicly-traded, small-capitalization, specialty pharmaceutical companies with marketed products, a sales force, and equity values between $20 million and $750 million: AMAG Pharmaceuticals, Inc.; Avanir Pharmaceuticals, Inc.; Cadence Pharmaceuticals, Inc.; Cornerstone Therapeutics Inc.; Cumberland Pharmaceuticals Inc.; Depomed, Inc.; Horizon Pharma, Inc.; Santarus, Inc.; Sucampo Pharmaceuticals, Inc.; and Zogenix, Inc.

Stifel Nicolaus reviewed, among other things, the range of enterprise values of the selected companies, calculated as equity value based upon closing stock prices on December 7, 2012, plus the book value of debt and minority interests, plus the liquidation value of preferred stock, less cash and cash equivalents, as a multiple of projected revenues for calendar years 2013 and 2014, as provided by FactSet estimates.

The following table sets forth, for the periods indicated, the ranges of the revenue multiples for the selected companies, as applied to median estimated revenue, and the ranges of the equity values per share for Pernix implied by this analysis.

Enterprise Value to:	Range of Revenue Multiples	Range of Equity Values Per Share
2013E Revenue	1.75x – 2.00x	$6.67 – $7.74
2014E Revenue	1.50x – 1.75x	$6.67 – $7.91

Stifel Nicolaus selected publicly-traded companies on the basis of various factors, including the size of the public company and the similarity of the lines of business, although, as noted above, no public company used as a comparison is identical to Pernix. Accordingly, these analyses are not purely mathematical, but also involve complex considerations and judgments concerning the differences in financial and operating characteristics of the selected companies and other factors.

Selected Precedent Transactions Analysis. Stifel Nicolaus reviewed and analyzed certain publicly available information for the following 17 recent business combinations where the acquired company was a specialty pharmaceutical company and had a sales force, marketed products primarily in the U.S. and a transaction equity value ranging from $100 million to $500 million, and where the transaction was announced subsequent to January 1, 2008: OraPharma, Inc. and Valeant Pharmaceuticals International, Inc.; EKR Therapeutics, Inc. and Cornerstone Therapeutics Inc.; ISTA Pharmaceuticals, Inc. and Bausch & Lomb Inc.; Graceway Pharmaceuticals, LLC and Medicis Pharmaceutical Corp.; Oceana Therapeutics, LLC and Salix Pharmaceuticals, Ltd.; Adolor Corporation and Cubist Pharmaceuticals, Inc.; Ortho Dermatologics, division of Janssen Pharmaceuticals, Inc. and Valeant Pharmaceuticals International, Inc.; Dermik, a unit of Sanofi and Valeant Pharmaceuticals International, Inc.; Inspire Pharmaceuticals, Inc. and Merck & Co., Inc.; Alaven Pharmaceutical, LLC and Meda AB; Aton Pharma, Inc. and Valeant Pharmaceuticals International; Javelin Pharmaceuticals, Inc. and Hospira, Inc.; Enzon Pharmaceuticals, Inc.’s specialty pharmaceuticals business and sigma-tau Group; Noven Pharmaceuticals, Inc. and Hisamitsu Pharmaceutical Co., Inc.; Indevus Pharmaceuticals, Inc. and Endo

Pharmaceuticals; Barrier Therapeutics, Inc. and Stiefel Laboratories, Inc.; and CollaGenex Pharmaceuticals, Inc. and Galderma Pharma SA.

The following table sets forth, for the periods indicated, the ranges of multiples indicated by this analysis, as applied to the median estimated revenue, and the ranges of equity values per share for Pernix implied by this analysis.

Enterprise Value to:	Range of Transaction Multiples	Range of Implied Equity Values Per Share
2013E Revenue	2.50x – 3.00x	$9.86 – $11.98
2014E Revenue	2.00x – 2.50x	$9.15 – $11.63

Because the market conditions, rationale and circumstances surrounding each of the transactions analyzed were specific to each transaction and because of the inherent differences between Pernix’s businesses, operations and prospects and those of the acquired companies above, Stifel Nicolaus believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of this analysis. Accordingly, Stifel Nicolaus also made qualitative judgments concerning the differences between the characteristics of these transactions (including market conditions, rationale and circumstances surrounding each of the transactions, and the timing, type and size of each of the transactions) and the merger that could affect Pernix’s value.

Merger Financial Analysis

As mentioned above, Somaxon’s management provided to Stifel Nicolaus projections of its expected financial performance as a standalone company. Pernix’s management also provided to Stifel Nicolaus projections of its expected financial performance as a standalone company, inclusive of its recently announced business combination with Cypress. The Pernix management projections were made available to Stifel Nicolaus exclusively for the purpose of Stifel Nicolaus’ analyses of the impact of a potential business combination of Somaxon with Pernix on the earnings per share of the pro forma combined company. Finally, Somaxon provided to Stifel Nicolaus estimated cost synergies relating to, and estimated for, the combined businesses.

Contribution Analysis. Stifel Nicolaus analyzed and compared Somaxon and Pernix (pro forma for the Cypress acquisition) stockholders’ respective expected percentage ownership of the combined company (based on market data as it existed at the close of business on December 7, 2012) to Somaxon’s and Pernix’s (including the full contribution from the Cypress acquisition for the calendar years 2012 through 2016) respective contributions to the combined company based upon revenue and earnings before interest, tax, depreciation, and amortization, or EBITDA, for each company on a standalone basis for the years from 2012 through 2016, in each case based upon the financial projections provided by the Somaxon and Pernix managements. The resulting analysis for net revenue is included in the table below:

	Ownership at Pernix’s Stock Price of $7.50 (close of 12/7/12)	Revenue Contribution
		2012E	2013E	2014E	2015E	2016E
Somaxon	9.7%	8.6%	7.3%	7.1%	5.9%	4.9%
Pernix (including Cypress)	90.3%	91.4%	92.7%	92.9%	94.1%	95.1%
Total	100%	100%	100%	100%	100%	100%

The contribution analysis for EBITDA is not provided because Somaxon’s standalone EBITDA is negative in calendar years 2013 through 2016, making the analysis on an EBITDA basis not meaningful.

Earnings Accretion Dilution Analysis. Stifel Nicolaus analyzed the potential pro forma financial effects of the merger on Pernix’s estimated earnings per share assuming a $25 million equity purchase price and using the standalone financial projections of Somaxon prepared by Somaxon’s management and the standalone financial projections of Pernix in combination with Cypress, prepared by Pernix’s management, and accounting for estimated projected cost synergies. Stifel Nicolaus compared the projected earnings per share of Pernix common stock on a standalone basis (assumes there is no merger with Somaxon) for the calendar years 2013 through 2015 to the projected earnings per share of Pernix on a pro forma basis for the same time period, with and without synergies, assuming the consummation of the merger.

This analysis indicated that the merger would be accretive to the holders of the common shares of Pernix in the calendar years 2013 through 2015 when estimated synergies are included and dilutive in calendar years 2013 through 2015 when estimated cost synergies are excluded.

Conclusion

Based upon the foregoing analyses and the assumptions and limitations set forth in full in the text of Stifel Nicolaus’ opinion, Stifel Nicolaus was of the opinion that, as of the date of Stifel Nicolaus’ opinion, the merger consideration was fair to the holders of Somaxon’s common stock, from a financial point of view.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Stifel Nicolaus considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Stifel Nicolaus believes that the summary provided and the analyses described above must be considered as a whole and that selecting portions of these analyses, without considering all of them, would create an incomplete view of the process underlying Stifel Nicolaus’ analyses and opinion; therefore, the range of valuations resulting from any particular analysis described above should not be taken to be Stifel Nicolaus’ view of the actual value of Somaxon.

Stifel Nicolaus is acting as financial advisor to Somaxon in connection with the merger. It received a fee of $750,000 for rendering its opinion which was not contingent upon consummation of the merger but is creditable against the $1.25 million of transaction fees payable to Stifel Nicolaus which are contingent upon the completion of the merger. In addition, Somaxon has agreed to indemnify Stifel Nicolaus for certain liabilities arising out of Stifel Nicolaus’ engagement. In July 2011, Stifel Nicolaus served as sole book running manager in connection with Pernix’s public offering of common stock for which Stifel Nicolaus received customary fees of approximately $1.3 million. Except as provided in the immediately preceding sentence, no other material relationships existed between Stifel Nicolaus and any party to the merger during the two years prior to the date of Stifel Nicolaus’ opinion or that are mutually understood to be contemplated in which any compensation was received or is intended to be received as a result of the relationship between Stifel Nicolaus and any party to the merger. Stifel Nicolaus may seek to provide investment banking services to Pernix or its affiliates in the future, for which Stifel Nicolaus would seek customary compensation.

Pernix’s Reasons for the Merger

In evaluating the merger, Pernix’s board of directors consulted with management, as well as its legal counsel, and considered the financial performance and condition, business operations and prospects of each of Pernix, Somaxon and the combined company, the terms and conditions of the merger agreement and the results of the due diligence investigation conducted by Pernix’s management and legal counsel.

In reaching its determination to approve and recommend the merger agreement, the board of directors of Pernix considered various material factors, including the following potential benefits:

•	the acquisition of Somaxon is expected to increase revenue synergies, including the ability to market Somaxon’s Silenor product through Pernix’s sales and marketing distribution channels;

•	the acquisition of Somaxon is expected to improve cost synergies, through consolidation and integration of certain distribution, sales, development and administrative operations and functions;

•	the revenue and cost synergies described above are expected to result in positive net income for the combined company;

•

the acquisition of Silenor allows Pernix to add a non-seasonal product to its product portfolio which is expected to minimize the impact of summer sales of Pernix’s cold and cough product portfolio; and

•	Silenor has the potential for a future conversion to the over-the-counter market which fits into Pernix’s horizontal integration strategy.

Pernix’s board of directors also considered a number of potentially negative factors, including the following risks:

•	the risk that the value of Somaxon’s business could decline after the execution of the merger agreement and announcement of entering into the merger agreement;

•

the risk that the potential benefits of the merger would not be realized fully as a result of challenges Pernix might face in integrating the two companies’ products and operations, as well as general industry-wide or economic conditions or other factors;

•	the risk that, if the merger is not completed, Pernix’s management would have devoted substantial time and resources to the merger at the expense of other business opportunities;

•	the risk that the potential growth, perceived synergies and anticipated opportunities considered by Pernix’s board of directors will not be achieved through the completion of the merger; and

•	various other risks associated with the combined company and the merger, including the risks described in the section entitled “Risk Factors” in this proxy statement/prospectus.

The foregoing factors considered by Pernix’s board of directors is not intended to be exhaustive. In view of the wide variety of factors considered in connection with the transactions contemplated by the merger agreement, Pernix’s board of directors did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific material factors it considered in reaching its decision. In addition, individual members of Pernix’s board of directors may have given different weight to different factors. Pernix’s board of directors considered this information and these factors as a whole and overall considered the relevant information and factors to be favorable to, and in support of, its determinations and recommendations.

Directors and Management After the Merger

Upon completion of the merger, the board of directors and executive officers of Pernix are expected to remain unchanged. For information on Pernix’s current directors and executive officers, please see Pernix’s proxy statement dated April 27, 2012. See the section entitled “Where You Can Find More Information” beginning on page 124.

Material U.S. Federal Income Tax Consequences of the Merger

The following is a discussion of the material U.S. federal income tax consequences of the merger to U.S. persons (as defined below) who hold Somaxon common stock. For purposes of this discussion, we use the term “U.S. person” to mean a beneficial owner which is:

•	a citizen or individual resident of the United States;

•	a corporation or other entity taxable as a corporation for United States federal income tax purposes created in or organized under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to United States federal income tax without regard to its source; or

•

a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The discussion that follows is based on the Code, Treasury regulations issued under the Code, and judicial and administrative interpretations thereof, all as in effect as of the date of this proxy statement/prospectus and all of which are subject to change at any time, possibly with retroactive effect. The discussion applies only to stockholders who hold Somaxon common stock as a capital asset within the meaning of Section 1221 of the Code. The discussion assumes that the merger will be completed in accordance with the merger agreement and as further described in this proxy statement/prospectus. This discussion is not a complete description of all of the consequences of the merger, and, in particular, may not address U.S. federal income tax considerations applicable to Somaxon stockholders subject to special treatment under U.S. federal income tax law, including, without limitation:

•	financial institutions or insurance companies;

•	mutual funds;

•	tax-exempt organizations;

•	stockholders who are not citizens or residents of the United States;

•	U.S. expatriates;

•	pass-through entities or investors in such entities;

•	dealers or brokers in securities or foreign currencies;

•	stockholders who hold individual retirement or other tax-deferred accounts;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	stockholders who hold Somaxon common stock as part of a hedge, appreciated financial position, straddle, constructive sale or conversion transaction; or

•	stockholders who acquired their shares of Somaxon common stock pursuant to the exercise of employee stock options or otherwise as compensation.

If a partnership, or other entity or arrangement treated as a partnership for United States federal income tax purposes, is a Somaxon stockholder, the tax treatment of a partner in the partnership will depend upon the status of that partner and the activities of the partnership. A partner in a partnership that is a Somaxon stockholder is strongly urged to consult with its own tax advisor regarding the tax consequences of the merger to it.

In addition, tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, and under state, local and foreign laws, the alternative minimum tax or under federal laws other than federal income tax laws, are not addressed in this proxy statement/prospectus.

Somaxon stockholders are strongly urged to consult with their own tax advisors regarding the tax consequences of the merger to them, including the effects of U.S. federal, state, local, foreign and other tax laws.

U.S. Federal Income Tax Consequences to Somaxon Stockholders

It is a condition to the obligation of both Somaxon and Pernix to complete the merger that Somaxon receive a written opinion from Latham & Watkins LLP, counsel to Somaxon, and that Pernix receive a written opinion from Jackson Walker L.L.P., counsel to Pernix, in each case dated as of the closing date, to the effect that for U.S. federal income tax purposes the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Neither Pernix nor Somaxon currently intends to waive this opinion condition to its obligation to effect the merger. If either Pernix or Somaxon does waive this opinion condition after the Registration Statement is declared effective by the Commission, and if the U.S. federal income tax consequences of the merger to Somaxon stockholders have materially changed, Pernix and Somaxon will recirculate the proxy statement/prospectus and resolicit the stockholder votes of Pernix and Somaxon. The opinions will rely on assumptions, representations and covenants, which may include assumptions regarding the absence of changes in existing facts and law and the completion of the merger in the manner contemplated by the merger agreement and representations contained in representation letters of officers of Pernix, Somaxon and Acquisition Company. If any of those representations, covenants or assumptions is inaccurate, counsel may be unable to render the required opinion and the merger may not be completed or the tax consequences of the merger could differ from those discussed here. An opinion of counsel represents counsel’s best legal judgment and is not binding on the Internal Revenue Service, or the IRS, or any court, nor does it preclude the IRS from adopting a contrary position. No ruling has been or will be sought from the IRS on the U.S. federal income tax consequences of the merger.

In the opinion of Latham & Watkins LLP and Jackson Walker L.L.P., the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly:

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a Somaxon stockholder will not recognize gain or loss as a result of such stockholder’s Somaxon common shares being exchanged in the merger for shares of Pernix common stock, except as described below with respect to the receipt of cash in lieu of a fractional share of Pernix common stock;

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a Somaxon stockholder’s aggregate tax basis in shares of Pernix common stock received in the merger, including any fractional share interests deemed received and exchanged as described below, will equal the aggregate tax basis of the Somaxon common stock surrendered in the merger;

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a Somaxon stockholder’s holding period for shares of Pernix common stock received in the merger will include the stockholder’s holding period for the shares of Somaxon common stock surrendered in the merger; and

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a Somaxon stockholder who receives cash in lieu of a fractional share of Pernix common stock in the merger will be treated as having received a fractional share in the merger and then as having received the cash in exchange for such fractional share. As a result, such a Somaxon stockholder should generally recognize capital gain or loss equal to the difference between the amount of the cash received in lieu of the fractional share and the stockholder’s tax basis allocable to such fractional share. Any such capital gain or loss will be a long-term capital gain or loss if the holding period of the Somaxon common stock exchanged for the fractional share of Pernix common stock is more than one year at the time of the merger.

Somaxon stockholders who hold their Somaxon common stock with differing bases or holding periods should consult their tax advisors with regard to identifying the bases or holding periods of the particular shares of Pernix common stock received in the merger.

Information Reporting and Backup Withholding

Holders of Somaxon common stock may be subject to information reporting and backup withholding on any cash payments they receive in the merger. Somaxon stockholders generally will not be subject to backup withholding, however, if they:

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timely furnish a correct taxpayer identification number, certify that they are not subject to backup withholding on the Form W-9 or successor form included in the election form/letter of transmittal that they will receive and otherwise comply with all the applicable requirements of the backup withholding rules; or

•	provide proof that they are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules are not additional tax and will generally be allowed as a refund or credit against a Somaxon stockholder’s U.S. federal income tax liability, provided such stockholder timely furnishes the required information to the IRS.

The discussion of material U.S. federal income tax consequences set forth above is not intended to be a complete analysis or description of all potential U.S. federal income tax consequences of the merger. Moreover, the discussion set forth above does not address tax consequences that may vary with, or are contingent upon, individual circumstances. In addition, the discussion set forth above does not address any non-income tax or any foreign, state or local tax consequences of the merger and does not address the tax consequences of any transaction other than the merger.

Accounting Treatment

Pernix prepares its financial statements in accordance with GAAP. The merger will be accounted for by applying the acquisition method using the accounting guidance for business combinations, ASC 805, which requires the determination of the acquirer, the acquisition date, the fair value of assets and liabilities of the acquiree and the measurement of goodwill. Based on the guidance of ASC 805, Pernix will be the acquirer of Somaxon for accounting purposes. This means that Pernix will allocate the purchase price to the fair value of Somaxon’s assets and liabilities at the acquisition date, with any excess purchase price being recorded as goodwill. Assuming the 30-day volume-weighted average price of Pernix’s common stock is equal to $7.70, Pernix anticipates that the number of shares of Pernix common stock (based on such average price) to be issued in consideration for each outstanding share of Somaxon common stock at closing will equal approximately 0.425 shares of Pernix common stock, based on the number of outstanding shares of Somaxon stock, together with all shares issuable upon exercise or conversion of all outstanding options, warrants and restricted stock units on the date of this proxy statement/prospectus.

Exchange of Shares in the Merger

Prior to the effective time of the merger, Pernix will appoint an exchange agent to handle the exchange of shares of Somaxon common stock for shares of Pernix common stock. Promptly after the effective time of the merger, the exchange agent will send to each holder of record of Somaxon common stock at the effective time of the merger who holds shares of Somaxon common stock in certificated form a letter of transmittal and instructions for effecting the exchange of Somaxon common stock certificates for the merger consideration the holder is entitled to receive under the merger agreement. Upon surrender of stock certificates for cancellation along with the executed letter of transmittal and other documents described in the instructions, a Somaxon stockholder will receive the per share merger consideration equal to the exchange ratio. After the effective time of the merger, Somaxon will not register any transfers of the shares of Somaxon common stock. The shares of Pernix stock you receive in the merger will be issued in book-entry form.

Financial Interests of Somaxon’s Directors and Executive Officers in the Merger

In considering the recommendation of the Somaxon board of directors to adopt the merger agreement, Somaxon stockholders should be aware that certain Somaxon directors and executive officers have interests in the merger that are different from, or in addition to, those of Somaxon stockholders generally. These interests, which may create actual or potential conflicts of interest, are, to the extent material, described below. The Somaxon board of directors was aware of these potential conflicts of interest and considered them, among other matters, in evaluating and negotiating the merger agreement, in reaching its decision to approve the merger agreement, and in recommending to Somaxon stockholders that the merger agreement be adopted. For the purposes of all of the Somaxon agreements and arrangements described below, the completion of the transactions contemplated by the merger agreement will constitute a change in control of Somaxon.

Treatment of Somaxon Equity Awards

The treatment of all equity awards, including those of the Somaxon directors and executive officers, is summarized below.

Treatment of Stock Options. Pursuant to, and as further described in, the merger agreement, immediately prior to the effective time of the merger, each outstanding option to purchase Somaxon common stock under any Somaxon stock option plan will vest and become exercisable. All unexercised options will, by virtue of the merger, be canceled and converted into a right to receive a number of Pernix common shares equal to the product of (i) the number of shares of Somaxon common stock subject to the option immediately prior to the effective time (calculated as if such option was exercised on a net settlement basis) and (ii) the exchange ratio, rounded down to the nearest whole share, subject to adjustment for the withholding of taxes.

Treatment of Warrants. Pursuant to, and as further described in, the merger agreement, at the effective time of the merger, each unexercised and unexpired warrant to purchase Somaxon common stock under all outstanding warrant agreements will be assumed by Pernix under the same terms and conditions set forth in the applicable warrant agreement, except that each warrant will be exercisable for such number of shares of Pernix common stock equal to the product of (i) the number of shares of Somaxon common stock that were issuable upon exercise of such warrant immediately prior to the effective time, multiplied by (ii) the exchange ratio, rounded down to the nearest whole share. The per share exercise price for the shares of Pernix common stock issuable upon exercise of a warrant will be equal to the quotient determined by dividing (i) the exercise price of the warrant immediately prior to the effective time by (ii) the exchange ratio, rounded up to the nearest whole cent. Except as set forth above, each assumed warrant will be subject to the same terms and conditions as were applicable to the corresponding warrant to purchase Somaxon common stock immediately prior to the effective time of the merger.

Treatment of Restricted Stock Units. Pursuant to, and as further described in, the merger agreement, each unvested restricted stock unit outstanding immediately prior to the effective time of the merger under Somaxon’s equity incentive plans will vest and will be canceled in exchange for the right to receive a number of shares of Pernix common stock equal to the product of (i) the number of shares of Somaxon common stock issuable upon settlement of such restricted stock unit and (ii) the exchange ratio, subject to adjustment for the withholding of taxes.

For the purposes of the conversion of the Somaxon stock options, warrants and restricted stock units described above, the exchange ratio is the quotient obtained by dividing (a) ((i) $25,000,000 divided by (ii) the final share price) by (b) the total number of outstanding shares of Somaxon common stock. The total number of outstanding shares of Somaxon stock includes (x) the aggregate number of shares of Somaxon common stock outstanding immediately prior to the effective time (other than shares held by Pernix, Acquisition Company, any wholly owned subsidiary of Pernix or Acquisition Company or in Somaxon’s treasury, which shall be canceled without any conversion thereof or payment thereto), (y) the aggregate number of shares of Somaxon common stock issuable upon exercise or conversion in full of all outstanding (A) options to purchase Somaxon common stock (calculated on a net settlement basis), (B) warrants to purchase Somaxon common stock (calculated on a net settlement basis) and (C) Somaxon restricted stock units. Notwithstanding the foregoing, the aggregate number of shares of Pernix common stock issuable as merger consideration shall be no less than 2,777,778 shares and no greater than 4,166,667 shares.

Outstanding Equity Awards that Will Vest. The following table identifies, for each executive officer of Somaxon, as well as the non-executive directors (as a group), the number of Somaxon stock options that will vest and become exercisable, the number of Somaxon restricted stock units granted under the Somaxon incentive plans that will vest and the number of shares of Somaxon common stock still issuable upon exercise of outstanding warrants, assuming the merger was consummated on December 31, 2012.

Name and Principal Position	Number of Unvested Options that Will Vest and Become Exercisable	Number of Somaxon Restricted Stock Units that Will Vest(1)	Number of Somaxon Shares Issuable upon Exercise of Outstanding Warrants
Richard W. Pascoe, President and Chief Executive Officer and Director	25,912	81,295	—
Tran B. Nguyen, Senior Vice President and Chief Financial Officer	15,365	37,750	—
Brian T. Dorsey, Senior Vice President Regulatory Affairs and Technical Operations	11,198	37,958	—
Matthew W. Onaitis, Senior Vice President, General Counsel and Secretary	11,198	37,958	—
Independent directors, as a group	7,344	209,684	5,319

(1)	In March 2012, the compensation committee of Somaxon’s board of directors determined that, in order to reduce costs, the base salaries of Somaxon’s executive officers would be reduced. Richard Pascoe’s base salary was reduced by 15%, and the base salaries of each of Tran Nguyen, Brian Dorsey and Matthew Onaitis was reduced by 5%. The amount of such salary reduction for each executive officer is paid to such executive officer on a quarterly basis in arrears in the form of restricted stock units under Somaxon’s 2005 Equity Incentive Award Plan, or RSUs. After each calendar quarter, each executive officer will receive a number of RSUs calculated by dividing the amount of such salary reduction relating to such quarter by the closing price of Somaxon’s common stock on the Nasdaq Capital Market on the last trading day of such quarter, and multiplying the result by 1.2. As a result, immediately prior to the closing of the merger, each of the executive officers will receive RSUs based on the salary reduction amount applicable to each such executive officer, prorated based on the number of days in the first calendar quarter of 2013 prior to such closing.

In March 2012, Somaxon’s board of directors, upon the recommendation of the compensation committee of the board of directors, amended Somaxon’s Director Compensation Policy to provide that non-employee directors receive their quarterly retainers for service on the board of directors or committees of the board of directors and their fees for attending meetings of the board of directors or committees of the board of directors in RSUs. After each calendar quarter, each director will receive a number of RSUs calculated by dividing the total amount of such retainers and fees due to such director relating to such quarter by the closing price of Somaxon’s common stock on the Nasdaq Capital Market on the last trading day of such quarter, and multiplying the result by 1.2. As a result, immediately prior to the closing of the merger, each of the directors will receive RSUs based on the amount of such retainers and fees applicable to each such director, prorated based on the number of days in the first calendar quarter of 2013 prior to such closing.

Employment Agreements/Potential Payments upon a Termination in Connection with a Change in Control

Each of the executive officers of Somaxon named below is a party to an employment agreement with Somaxon that provides for severance benefits upon a termination of employment under certain circumstances and, in some cases, additional benefits upon a termination of employment following a change in control.

The employment agreements provide each executive with certain severance benefits in the event his employment is terminated by Somaxon other than for cause or if the executive resigns with good reason. Specifically, in the event of such a termination or resignation, each executive will receive any accrued but unpaid base salary and unused paid time-off as of the date of termination, a lump-sum severance payment equal to 12 months of base salary, 12 months of healthcare benefits continuation at Somaxon’s expense, a lump sum payment equal to 12 months of the executive’s disability and life insurance premiums as in effect immediately prior to the date of termination, continued health benefits for his dependents and in the discretion of Somaxon’s board of directors a pro-rated bonus for the year in which the termination or resignation occurs. The base salary used to calculate the severance benefit would be the greater of the executive officer’s salary prior to Somaxon’s March 2012 salary reduction or the amount of base salary received by the executive officer in the 12 months preceding the termination or resignation.

The following table reflects the compensation and benefits that will be paid or provided to each of the named executive officers in the event his employment is terminated by Somaxon without cause or he voluntarily resigns for good reason, in each case within 12 months following a change in control of Somaxon (and based on the named executive officer’s base salary prior to Somaxon’s March 2012 salary reduction). Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this proxy statement/prospectus. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, to be received by a named executive officer may differ in material respects from the amounts set forth below.

Executive Post-Merger Compensation

Name	Cash ($)	Equity ($)(1)(2)	Pension/ NQDC ($)	Perquisites/ Benefits ($)(3)	Tax Reimbursement ($)	Other ($)	Total ($)
Richard W. Pascoe	$484,100	$233,479	$—	$20,093	$—	$—	$737,672
President and Chief Executive Officer
Tran B. Nguyen	$303,850	$108,418	$—	$16,639	$—	$—	$428,907
Senior Vice President and Chief Financial Officer
Brian T. Dorsey	$303,850	$109,015	$—	$19,855	$—	$—	$432,720
Senior Vice President Regulatory Affairs and Technical Operations
Matthew W. Onaitis	$303,850	$109,015	$—	$19,855	$—	$—	$432,720
Senior Vice President, General Counsel and Secretary

(1)	The equity value included in the above table is based on the average closing market price of Somaxon’s common stock over the first five business days following the first public announcement of the merger on December 10, 2012, which gives a price per share of $2.87 and includes the value ascribed to restricted stock units that will vest upon closing of the transaction. All of the options held by the named executive officers that will vest and become exercisable at the closing of the merger have an exercise price that exceeds $2.87, and are therefore not reflected in the table above.
(2)	In March 2012, the compensation committee of Somaxon’s board of directors determined that, in order to reduce costs, the base salaries of Somaxon’s executive officers would be reduced. Richard Pascoe’s base salary was reduced by 15%, and the base salaries of each of Tran Nguyen, Brian Dorsey and Matthew Onaitis was reduced by 5%. The amount of such salary reduction for each executive officer is paid to such executive officer on a quarterly basis in arrears in the form of RSUs. After each calendar quarter, each executive officer will receive a number of RSUs calculated by dividing the amount of such salary reduction relating to such quarter by the closing price of Somaxon’s common stock on the Nasdaq Capital Market on the last trading day of such quarter, and multiplying the result by 1.2. As a result, immediately prior to the closing of the merger, each of the executive officers will receive RSUs based on the salary reduction amount applicable to each such executive officer, prorated based on the number of days in the first calendar quarter of 2013 prior to such closing.
(3)	Represents the value of 12 months health benefits continuation plus 12 months of the executive’s premiums for life and disability insurance (based on the premiums in effect as of December 31, 2012).

No Compensation Payable to Pernix Named Executive Officers. None of Pernix’s executive officers are entitled to receive compensation that is based on or otherwise relates to the merger.

Director and Officer Indemnification

Somaxon directors and officers are entitled to continued indemnification and insurance coverage under the merger agreement for a period of six years after the merger is completed. For a more complete description, please see the section entitled “The Merger Agreement—Indemnification and Insurance” on page 94.

Litigation Relating to the Merger

On December 17, 2012, a purported class action lawsuit was filed in the Superior Court of California County of San Diego by Daniele Riganello, an alleged stockholder of Somaxon (Riganello v. Somaxon, et al., No. 37-201200087821-CU-SLCTL). The Riganello complaint names as defendants Somaxon, each member of Somaxon’s board of directors, which we refer to as the individual defendants, as well as Pernix and Acquisition Company, the other party to the merger agreement, which parties we refer to collectively as the defendants. The Riganello lawsuit is a purported class action that alleges, among other things, that (a) the individual defendants have breached fiduciary duties they assertedly owed to Somaxon’s stockholders in connection with the proposed transaction described in the merger agreement; (b) Somaxon and Pernix have aided and abetted the purported breaches of fiduciary duty; and (c) the merger consideration is unfair and inadequate. The plaintiffs seek, among other things, an injunction against the consummation of the merger and rescission of the merger agreement to the extent already implemented. The defendants believe that the lawsuit is without merit and intend to defend themselves vigorously.

Dividends

Neither Pernix nor Somaxon has historically paid any dividends. Neither Pernix nor Somaxon has a present intention to pay any dividends prior to the completion of the merger.

Listing of Pernix Common Stock

Pernix’s common shares currently trade on the NYSE MKT LLC under the stock symbol “PTX.” It is a condition to the completion of the merger that the Pernix common stock issuable in the merger be approved for listing on the NYSE MKT LLC, subject to official notice of issuance. Pernix has agreed to cause the Pernix common shares issuable in connection with the merger to be approved for listing on the NYSE MKT LLC and expects to obtain NYSE MKT LLC’s approval to list such shares prior to completion of the merger, subject to official notice of issuance.

No Pernix Shareholder Approval Required

Pernix common shareholders are not required to adopt or approve the merger agreement or the issuance of Pernix common stock in connection with the merger.

De-Listing and Deregistration of Somaxon Common Stock

Shares of Somaxon common stock currently trade on the NASDAQ Capital Market under the stock symbol “SOMX.” When the merger is completed, Somaxon common stock will cease to be quoted on the NASDAQ Capital Market and will be deregistered under the Exchange Act.

Prospective Financial Information

Somaxon’s management does not in the ordinary course prepare prospective financial information for multiple upcoming fiscal years, however, it made available to Stifel Nicolaus prospective financial information for use in connection with the financial analyses performed by Stifel Nicolaus in connection with delivering its opinion to the Somaxon board of directors as to the fairness of the merger consideration to the stockholders of Somaxon from a financial point of view and assisting Pernix with its due diligence review of Somaxon.

On December 6, 2012, in connection with the evaluation of a possible transaction, Somaxon made available to Stifel Nicolaus, in its capacity as financial advisor to the Somaxon board of directors, certain prospective financial information concerning Somaxon, including projected net sales, revenues, gross profit, operating expenses, net income and EBITDA. From this information Stifel Nicolaus calculated certain additional prospective financial information such as unlevered free cash flows. We refer to the prospective financial information made available to Stifel Nicolaus and the calculations derived therefrom collectively as the Projections. The Projections do not take into account any circumstances or events occurring after the date they were prepared, including the transactions contemplated by the merger agreement. Further, the Projections do not take into account the effect of any failure of the merger to occur and should not be viewed as accurate or continuing in that context. In addition, the Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or with United States generally accepted accounting principles, which we refer to as GAAP. The summary of the Projections included herein is not being included to influence your decision on how you should vote your shares.

The Projections reflect numerous estimates and assumptions made by Somaxon with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Somaxon’s business, all of which are difficult to predict and many of which are beyond Somaxon’s control. The key business and economic assumptions underlying the Projections were industry performance, the static economic conditions and the projected financial performance of Somaxon. The Projections reflect subjective judgment in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the Projections constitute forward-looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in the Projections, including, but not limited to, Somaxon’s performance, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the various risk factors related to Somaxon included elsewhere in this proxy statement/prospectus. There can be no assurance that the Projections will be realized or that actual results will not be significantly higher or lower than forecast. The Projections cover multiple years and such information by its nature becomes less reliable with each successive year. In addition, the Projections will be affected by Somaxon’s ability to achieve strategic goals, objectives and targets over the applicable periods. The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond Somaxon’s control. The Projections reflect assumptions as to certain business decisions that are subject to change. The Projections cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such. The inclusion of the Projections should not be regarded as an indication that Somaxon, Pernix, the Somaxon board of directors, Stifel Nicolaus or anyone who received this information then considered, or now considers, them a reliable prediction of future events, and this information should not be relied upon as such. None of Somaxon, Pernix, the Somaxon board of directors or Stifel Nicolaus or any of their affiliates intends to, and each of them disclaims any obligation to, update, revise or correct the Projections if they are or become inaccurate.

The summary of such information below is included solely to give stockholders access to the information that was made available and is not included in this proxy statement/prospectus in order to influence any stockholder to make any investment decision with respect to the merger.

The inclusion of the Projections herein should not be deemed an admission or representation by Somaxon, Pernix or the Somaxon board of directors that they are viewed by Somaxon or Pernix or the Somaxon board of directors as material information of Somaxon, and in fact Somaxon, Pernix and the Somaxon board of directors view the Projections as non-material because of the inherent risks and uncertainties associated with such long range forecasts. The Projections should be evaluated, if at all, in conjunction with the historical financial statements included elsewhere in this proxy statement/prospectus. In light of the foregoing factors and the uncertainties inherent in the Projections, stockholders are cautioned not to place undue, if any, reliance on the Projections.

Neither Somaxon’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the Projections.

Certain information set forth in the Projections are non-GAAP financial measures. These non-GAAP financial measures are not calculated in accordance with, or a substitute for financial measures calculated in accordance with, GAAP and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures, in that they exclude a variety of charges and credits that are required to be included in a GAAP presentation. Accordingly, these non-GAAP financial measures should be considered together with, and not as an alternative to, GAAP basis financial measures.

The following is a summary of certain projected financial information that was included in the projected Stand-Alone Income Statement provided by Somaxon.

($ in millions)

	2012E	2013P	2014P	2015P	2016P	2017P	2018P	2019P	2020P
Total Revenue	$10.6	$11.1	$12.0	$12.2	$13.0	$14.9	$14.9	$15.6	$3.7
Gross Profit	$9.6	$10.0	$10.2	$10.3	$11.0	$12.9	$12.7	$13.3	$3.5
SG&A	$(22.4)	$(11.4)	$(11.4)	$(11.0)	$(11.0)	$(11.0)	$(10.9)	$(11.0)	$(3.5)
Depreciation & Amortization	$(0.3)	$(0.2)	$(0.2)	$(0.2)	$(0.2)	$(0.2)	$(0.1)	$(0.1)	$(0.1)

Total Operating Expenses	$(22.7)	$(11.6)	$(11.6)	$(11.2)	$(11.2)	$(11.2)	$(11.1)	$(11.1)	$(3.6)

Operating Income or (Loss)	$(13.1)	$(1.6)	$(1.4)	$(0.9)	$(0.2)	$1.6	$1.6	$2.3	$(0.1)
Net Income	$(13.1)	$(1.5)	$(1.3)	$(0.9)	$(0.2)	$1.7	$1.7	$2.3	$(0.1)
EBITDA(1)	$(12.9)	$(1.4)	$(1.2)	$(0.7)	$(0.0)	$1.8	$1.7	$2.3	$(0.1)

(1)	EBITDA, which is a non-GAAP financial measure, was calculated by adding estimated and projected depreciation and amortization to estimated and projected Operating Income or (Loss).

The following is a summary of projected financial information that was included in the Stand-Alone Statement of Free Cash Flows calculated by Stifel Nicolaus from projected financial information provided by Somaxon.

	Q412E	2013P	2014P	2015P	2016P	2017P	2018P	2019P	2020P
Unlevered Free Cash Flow(1)	$(0.5)	$(0.8)	$0.3	$1.8	$2.0	$2.9	$4.7	$5.7	$0.1

(1)	Unlevered Free Cash Flow, which is a non-GAAP financial measure, was calculated by subtracting estimated and projected depreciation and amortization from EBITDA, resulting in operating income or loss; then subtracting (i) estimated and projected taxes on operating income net of net operating losses, capital expenditures, and changes in working capital, and adding (ii) estimated and projected depreciation and amortization, and share-based compensation expense.

The Merger Agreement

The following is a description of the material aspects of the merger agreement. While we believe that the following description covers the material terms of the merger agreement, the description may not contain all of the information that is important to you. You should carefully read this entire document and the other documents we refer to for a more complete understanding of the merger agreement. In particular, the following summary is not complete and is qualified in its entirety by reference to the copy of the merger agreement attached to this proxy statement/prospectus as Annex A and incorporated by reference herein. You should read the merger agreement carefully and in its entirety for a complete understanding of the terms of the merger.

The Merger

The merger agreement provides that, if all of the conditions set forth in the merger agreement are satisfied or waived, the Acquisition Company will merge with and into Somaxon, with Somaxon remaining in existence as the surviving corporation in the merger and a wholly owned subsidiary of Pernix.

Effective Time and Completion of the Merger

If the merger agreement is approved by the requisite vote of the stockholders of Somaxon and all other consents and approvals are received, and if the other conditions to the obligations of the parties to consummate the merger are satisfied or waived (as permitted), the merger will be consummated and effected on the date and time the certificate of merger reflecting the merger becomes effective with the Department of State of the State of Delaware.

Assuming satisfaction of all of the conditions to consummation of the merger, the merger is expected to be consummated on                     , 2013, (the same day as the special meeting) or as soon as practicable thereafter.

Board of Directors and Executive Officers of Pernix after Completion of the Merger

Upon completion of the merger, the board of directors and executive officers of Pernix are expected to remain unchanged. For information on Pernix’s current directors and executive officers, please see Pernix’s proxy statement dated April 27, 2012. See the section entitled “Where You Can Find More Information” beginning on page 124.

Consideration to be Received in the Merger

Upon completion of the merger, the holders of Somaxon common stock, stock options and restricted stock units will receive an aggregate of no less than 2,777,778 shares and no greater than 4,166,667 shares of Pernix common stock or the right to receive such shares, as applicable, in exchange for their ownership interests in Somaxon (referred to as the merger consideration). Each share of common stock, par value $0.0001 per share, of Somaxon issued and outstanding immediately prior to the effective time of the merger (other than any shares of Somaxon to be canceled) shall be converted, into a number of shares of common stock, par value $0.01 per share of Pernix equal to the exchange ratio. All shares of Somaxon common stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist. No fractional share of Pernix common stock shall be issued, and in lieu thereof, a cash payment shall be made to the respective Somaxon stockholders. Somaxon stockholders shall receive approximately 7.4%-10.7% of the outstanding shares of Pernix common stock immediately following the closing of the merger, depending on the final share price. Provided that the price of Pernix’s common stock is within a range of prices 20% above or below $7.50 per share (between $6 and $9 per share) at the effective time of the merger, the aggregate value of the shares of Pernix common stock to be issued to the Somaxon stockholders as a result of the merger shall be $25.0 million. In the event that the price of Pernix’s common stock increases above $9 per share or decreases below $6 per share at the effective time of the merger, then the aggregate value of the consideration to be issued to Somaxon stockholders shall be increased or decreased by such changes in excess of 20%.

Exchange of Certificates, Stock Options and Restricted Stock Units

Prior to the effective time of the merger, Pernix shall deposit, or shall cause to be deposited, with Computershare Trust Company, N.A., or another bank or trust company designated by Pernix, which we refer to as the Exchange Agent, certificates representing the merger consideration in form of shares of common stock of Pernix, issuable in exchange for outstanding shares of Somaxon common stock, stock options and restricted stock units and cash in U.S. dollars sufficient to make a payment in lieu of fractional shares and any dividends and other distributions. Promptly after the effective time of the merger, Pernix shall cause the Exchange Agent to mail to each holder of Somaxon common stock, stock options and restricted stock units a letter of transmittal and instructions for use in effecting the surrender of the stock certificates, if applicable, in exchange for the merger consideration. Upon execution and due completion of such letter of transmittal, and, if applicable, surrender of a certificate for cancellation to the Exchange Agent, and upon surrender of such other documents as may reasonably be required by the Exchange Agent, the holder of such certificate, stock options or restricted stock units shall be entitled to receive in exchange therefor the merger consideration that such holder has the right to receive, cash in lieu of fractional shares of Pernix common stock and any dividends or other distributions to which such holder is entitled.

No certificates representing fractional shares of Pernix common stock shall be issued upon the exchange of Somaxon common stock, stock options and restricted stock units. In lieu of such fractional share interests, Pernix shall pay to each such holder of fractional interests of Somaxon common stock, stock options or restricted stock units, an amount in cash equal to the fractional share interest to which such holder (after taking into account all shares of Somaxon common stock, stock options and restricted stock units held by such holder) would otherwise be entitled, multiplied by the Pernix 30-day volume-weighted average price. As promptly as practicable after the determination of the amount of cash to be paid to each holder, Pernix shall deposit with and cause the Exchange Agent to forward payments to each such holder of fractional share interests.

Stock Options

All unexercised and unexpired options to purchase Somaxon common stock outstanding, under any stock option plan of Somaxon or any other plan, agreement or arrangement, shall vest and become exercisable, immediately prior to the effective time of the merger. Each Somaxon stock option that is not exercised shall be, by virtue of the merger and without any action on the part of Pernix, Acquisition Company, Somaxon, the holder of the Somaxon stock option or any other person, canceled and converted into the right to receive a number of shares of Pernix common stock determined by multiplying the number of shares of Somaxon common stock subject to such stock option (calculated as if such stock option was exercised on a net settlement basis), by the exchange ratio, subject to any applicable tax adjustments.

Warrants

All unexercised and unexpired warrants to purchase Somaxon common stock outstanding under several warrant agreements entered into by Somaxon and the warrant holders, will be assumed by Pernix, at the effective time of the merger. Each Somaxon warrant so assumed by Pernix will continue to have, and be subject to, the same terms and conditions as set forth in the warrant agreement, except that:

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each warrant will be exercisable for that number of whole shares of Pernix common stock equal to the product of the number of shares of Somaxon common stock that were issuable upon exercise of such warrant multiplied by the exchange ratio, rounded down to the nearest whole number of shares of Pernix common stock;

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the per share exercise price for the shares of Pernix common stock issuable upon exercise of each Somaxon warrant will be equal to the quotient determined by dividing the exercise price per share of Somaxon common stock at which such Somaxon warrant was exercisable by the exchange ratio, rounded up to the nearest whole cent;

•	any reference in the warrants to Somaxon shall be deemed a reference to Pernix; and

•	any references in the warrants to Somaxon common stock shall be deemed a reference to Pernix common stock.

Notwithstanding anything herein to the contrary, the assumption and conversion of each warrant shall be undertaken in such a manner so as not to cause such warrant to constitute a deferral of compensation subject to Section 409A of the Code, solely as a result of such assumption and conversion and otherwise in accordance with Section 409A of the Code and the Treasury Regulations thereunder.

Restricted Stock Units

The board of directors of Somaxon will adopt resolutions and take all other actions necessary and appropriate to provide that, immediately prior to the effective time of the merger, each outstanding restricted stock unit awarded pursuant to any Somaxon option plan, will vest and become free of any restrictions and will be canceled in exchange for the right to receive a number of shares of Pernix common stock determined by multiplying the number of shares of Somaxon common stock issuable upon settlement of such Somaxon restricted stock unit by the exchange ratio, subject to any applicable tax adjustments.

Representations and Warranties

The merger agreement contains representations and warranties made by Pernix and Somaxon regarding aspects of their respective businesses, financial condition, subsidiaries and structure, as well as other facts pertinent to the merger. The assertions embodied in the representations and warranties contained in the merger agreement are qualified by information in confidential disclosure schedules provided by Pernix and Somaxon to each other in connection with the signing of the merger agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the merger agreement. Moreover, certain representations and warranties in the merger agreement were used for the purpose of allocating risk between Pernix and Somaxon rather than establishing matters as facts. In addition, information concerning the subject matter of these representations and warranties may have changed since the execution of the merger agreement. Accordingly, you should not rely on the representations and warranties in the merger agreement as characterizations of the actual state of facts about Pernix or Somaxon.

The merger agreement contains customary and substantially reciprocal representations and warranties made by Pernix and Acquisition Company, on the one hand, and Somaxon, on the other, relating to, among other things:

•	due organization, good standing, corporate power and authority to own, lease and operate properties and carry on its business;

•	accuracy of the governing documents;

•	capitalization;

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corporate power and authority to execute and deliver the merger agreement, to perform the obligations under the merger agreement, to consummate the merger and the transactions contemplated by the merger agreement and the enforceability of the merger agreement and other related transaction documents;

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absence of any conflict with or violation of corporate charter documents, applicable law or contracts as a result of the execution, delivery and consummation of the transactions contemplated by the merger agreement;

•	compliance with regulatory matters;

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compliance with securities laws, including filing all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and documents required to be filed under the Securities Act or Exchange Act, since January 1, 2009 for Somaxon and March 9, 2010 for Pernix;

•	accuracy and GAAP compliance of the financial statements contained in the SEC filings;

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absence of liabilities or obligations that would require reservation against on the balance sheet; except as disclosed on the annual report for the year ending December 31, 2011 or on other filings after December 31, 2011;

•	absence of untrue statements of material fact or omissions of material facts in all documents filed with the SEC;

•	absence of any event or events that would have a material adverse effect and certain other events since January 1, 2012;

•	absence of litigation, except as disclosed in the SEC filings or disclosure schedule to the merger agreement;

•	intellectual property matters; and

•	accuracy of tax returns, proper preparation and timely filing of tax returns and timely payment of taxes.

In addition, the merger agreement contains the following additional representations made by Somaxon:

•	possession of all applicable permits for ownership, lease and operation of properties and assets and compliance with all applicable laws since January 1, 2009;

•	employees, employee relations and employee benefit plans;

•	labor and other employment matters;

•	material contracts;

•	valid ownership and possession of properties;

•	environmental liabilities and compliance with environmental laws;

•	absence of an event or events since January 1, 2009, that would be required to be reported as a business relationship with certain affiliates;

•	insurance owned or held by Somaxon;

•	opinion of Somaxon’s financial advisor;

•	actions taken by the board of directors of Somaxon to render any registration rights inapplicable to the merger and the related transactions;

•	vote required to adopt the merger agreement and consummate the transactions;

•	broker’s or finder’s fees; and

•	limitation of warranties.

In addition, the merger agreement contains the following additional representations made by Pernix or Acquisition Company:

•	formation, ownership and organization and operation of Acquisition Company;

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no relationship with Somaxon as an “interested stockholder” as defined in Section 203 of the Delaware General Corporation Law, which we refer to as the DGCL, or no ownership of stock within the last three (3) years; and

•	absence of any obligations or liabilities incurred by Acquisition Company, in connection with its incorporation or business activities with any party.

Many of the representations and warranties of Somaxin and Pernix are qualified by a material adverse effect standard. For the purposes of the merger agreement, “material adverse effect,” with respect to both parties, is defined to mean any change, event or effect that is materially adverse to the business, financial condition or results of operations of the party and its subsidiaries, taken as a whole.

However, none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has or there will be a material adverse effect with respect to either Somaxon or Pernix:

(i)	the announcement of the merger agreement or the pendency of the transactions contemplated thereby, including the loss of employees, or loss or any disruption in supplier, licensor, licensee, partner or similar relationship;

(ii)	any adverse change, event or effect attributable to conditions in the pharmaceuticals industry, general economic conditions in the United States economy or financial markets in the United States or in any other country where either Somaxon or Pernix has material operations or sales;

(iii)	any adverse change, event or effect arising from or relating to compliance with the terms of the merger agreement or any actions taken or failure to take action which the party has approved, consented to or requested in writing;

(iv)	changes in laws, including the rules, regulations and administrative policies of any health authority;

(v)	any change in GAAP or any change in laws applicable to the operation of the business of either party or its subsidiaries;

(vi)	earthquakes, fires, floods, hurricanes, tornadoes or other force majeure, including acts or war, sabotage, terrorism, military action or any escalation or worsening thereof whether commenced before or after December 10, 2012, and whether or not pursuant to the declaration of national emergency of war;

(vii)	any failure to meet any internal or third party estimates of revenue;

(viii)	any change in the trading price or volume of the respective stocks of Pernix or Somaxon; or

(ix)	the entry into the market of products competitive with either Somaxon’s or Pernix’s respective product offerings.

Any event, change, development or state of facts described in (ii), (iv), (v) and (vi) above may be taken into account when determining whether a material adverse effect has occurred or would reasonably be expected to occur if the event, change, development or state of facts has or would reasonably be expected to have a disproportionate impact on either party or its subsidiaries, taken as a whole, as compared to other companies that conduct business in the countries and in the industries in which either party or its subsidiaries conduct business.

With respect to Somaxon, neither the pendency of (i) Somaxon’s pending litigation against Actavis Inc., alleging that Actavis has infringed U.S. Patent Nos. 6,211,229 and 7,915,307 nor (ii) the litigation pending against Somaxon alleging that the Somaxon infringed upon patents held by Classen Immunotherapies, Inc. shall be taken into account in determining whether there has or there will be a material adverse effect with respect to Somaxon; provided, however, that any adverse decision on the merits with respect to either case as a whole or a settlement entered into with respect to either case without the prior written approval of Pernix may be taken into account in determining whether there has or there will be a material adverse effect with respect to Somaxon. Also with respect to Somaxon, product returns of Silenor between December 10, 2012 and the completion of the merger resulting from the expiration of its shelf-life, in an amount of less than or equal to $3.0 million, shall not be taken into account in determining whether there has or there will be a material adverse effect with respect to Somaxon, but product returns of Silenor between December 10, 2012 and the completion of the merger resulting from the expiration of its shelf-life, in an amount in excess of $3.0 million shall constitute a material adverse effect with respect to Somaxon.

Conduct of Business Pending Merger

Under the merger agreement, both Pernix and Somaxon each agreed, subject to certain exceptions, to, and to cause their respective subsidiaries to:

•	conduct its business in the ordinary course; and

•	use reasonable best efforts to preserve intact its business organization and goodwill.

Additionally, during the pendency of the merger, Pernix and Somaxon agreed, with certain exceptions, not to, and not to allow their respective subsidiaries to:

•	declare, set aside, make or pay any dividend or other distribution with respect to any of its capital stock or enter into any agreement with respect to the voting of its capital stock;

•	take or agree to take, any action that would prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

•	take, or agree to take, any action that would be reasonably likely to delay the effectiveness of the Registration Statement; or

•	authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

Additionally, during the pendency of the merger, Somaxon further agreed, with certain exceptions, not to:

•	amend its articles of incorporation, its bylaws or equivalent organizational documents;

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issue or authorize the issuance of shares of capital stock, or securities convertible, exchangeable or exercisable for shares of capital stock, except pursuant to the issuance of common stock upon the exercise of warrants or options or vesting of restricted stock units outstanding on the date of the merger agreement, restricted stock units pursuant to Somaxon’s director compensation policy as in effect as of the date of the merger agreement, restricted stock units pursuant to employment agreements as in effect as of the date of the merger agreement, or common stock upon the exercise of any such restricted stock units;

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sell, pledge, dispose of, transfer, lease, license, guarantee or encumber, or authorize the sale, pledge, disposition, transfer, lease, license, guarantee or encumbrance of, any material property or assets of Somaxon, except pursuant to existing contracts or written commitments or the sale or purchase of goods or other property or assets in the ordinary course of business;

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reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any capital stock, other than the exercise of Somaxon options or warrants to purchase Somaxon common stock or net settlement of restricted stock units;

•	acquire any interest in any person or any assets of any other person, other than acquisitions of assets in the ordinary course of business;

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incur any indebtedness, issue any debt securities or assume, guarantee, endorse or otherwise become responsible for the obligations of any person, except for indebtedness incurred in the ordinary course of business or indebtedness with a maturity of not more than one year in a principal amount not, in the aggregate, in excess of $200,000;

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increase the compensation or benefits of any director or employee, or grant any rights to severance or termination pay to, or enter into any employment or severance agreement, with any director or employee, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director or employee;

•	terminate, cancel or request any material change in, or agree to any material change in, any material contract;

•	waive, release, assign, settle or compromise any material claims or any material litigation or arbitration;

•	make any material tax election or settle or compromise any material liability for taxes;

•	make any change in accounting policies or procedures, other than in the ordinary course of business consistent with past practice or except as required by GAAP or by a governmental entity;

•	modify, amend or terminate, or waive, release or assign any material rights or claims with respect to any confidentiality or standstill agreement to which Somaxon is a party; or

•	authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

Additionally, during the pendency of the merger, Pernix agreed, with certain exceptions, not to, and not to allow its respective subsidiaries to:

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amend its articles of incorporation, its bylaws or equivalent organizational documents, other than pursuant to any investment or business combination that would not otherwise delay the effectiveness of the registration statement;

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issue or authorize the issuance of shares of capital stock, or securities convertible, exchangeable or exercisable for shares of capital stock, except pursuant to the issuance of common stock upon the exercise of warrants or options outstanding on the date of the merger agreement, Pernix common stock pursuant to that certain Securities Purchase Agreement, as amended, entered into by and among Cypress, the holders of all of the outstanding capital stock of Cypress, Pernix and Staton Keith Pritchard, or pursuant to any investment or business combination that would not otherwise delay the effectiveness of the registration statement;

•	reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any capital stock; or

•	authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

No Solicitation of Alternative Acquisition Proposals

The merger agreement contains detailed provisions prohibiting Somaxon from seeking other offers to merge. Somaxon agreed that subject to specific exceptions, it would not, prior to the effectiveness of the merger:

•	solicit, initiate, or knowingly take any action intended to facilitate an acquisition proposal;

•	participate in any way in discussions or negotiations with, or furnish any non-public information to, any person that has made an acquisition proposal;

•	withdraw or modify the recommendation of Somaxon’s board of directors in a manner adverse to Pernix;

•	take any other action to approve or recommend any other acquisition proposal;

•	enter into any agreement with respect to any other acquisition proposal; or

•	resolve or agree to do any of the foregoing actions.

For purposes of the merger agreement, an acquisition proposal means any offer or proposal concerning any (i) merger, consolidation, business combination, or similar transaction involving 20% or more of the voting power of Somaxon, (ii) sale, lease or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture, or otherwise of assets of Somaxon representing 20% or more of the assets of Somaxon, (iii) issuance, sale, or other disposition of equity interests representing 20% or more of the voting power of Somaxon, or (iv) transaction in which any person or group shall acquire beneficial ownership, or the right to acquire beneficial ownership, of 20% or more of the outstanding voting capital stock of Somaxon or (v) any combination of the foregoing (other than this merger).

Exploration of Potential Superior Acquisition Proposal.

At any time prior to Somaxon’s stockholders approving the merger, if Somaxon has received an unsolicited acquisition proposal that did not arise from or in connection with a breach of Somaxon’s obligations not to solicit alternative acquisition proposals, Somaxon’s board of directors shall be permitted to contact the third party making such acquisition proposal to clarify the terms and conditions of their acquisition proposal. If, after consultation with its financial advisor and with outside legal counsel, Somaxon’s board of directors determines in good faith that such acquisition proposal is or could reasonably be expected to lead to a superior proposal (as defined below) and after outside legal counsel determines that a failure to take such action could be inconsistent with the directors’ fiduciary duties, then Somaxon may furnish non-public information to, and engage in discussions and negotiations with any such third party, if all of the following additional conditions are met:

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prior to providing any non-public information to the offeror, Somaxon enters into a confidentiality agreement with the offeror that does not contain any “standstill” period or prohibits disclosure of the terms of such acquisition proposal to Pernix;

•	Somaxon shall within forty-eight hours provide Acquisition Company with any non-public information provided to any such offeror that was not previously provided to Pernix;

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Somaxon shall within forty-eight hours notify Acquisition Company if it receives an acquisition proposal, with the notice comprising the identity of the person making the acquisition proposal and a copy of such acquisition proposal;

•	Somaxon shall within forty-eight hours keep Pernix reasonably informed of material developments with respect to any acquisition proposal; and

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Somaxon shall within forty-eight hours notify Acquisition Company if it determines to begin providing any non-public information or engaging in any discussions or negotiations with respect to any acquisition proposal.

For purposes of the merger agreement, a superior proposal means an acquisition proposal made by a third party which, in the good faith judgment of the board of directors of Somaxon (after consultation with its financial advisors and outside legal counsel), (i) would if consummated result in a transaction that is more favorable to the Somaxon’s stockholders from a financial point of view than the merger, (ii) for which financing, to the extent required, is committed or appears reasonably likely to be obtained, and (iii) is reasonably likely of being consummated on the terms proposed. (For purposes of the definition of superior proposal, an acquisition proposal shall mean, any offer or proposal concerning any (A) merger, consolidation, business combination, or similar transaction involving 50% or more of the voting power of Somaxon, (B) sale, lease or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture, or otherwise of assets of Somaxon representing 50% or more of the assets of Somaxon, (C) issuance, sale, or other disposition of equity interests representing 50% or more of the voting power of Somaxon, (D) transaction in which any person or group shall acquire beneficial ownership, or the right to acquire beneficial ownership, of 50% or more of the outstanding voting capital stock of Somaxon or (E) any combination of the foregoing (other than the merger)).

Change of Recommendation

At any time prior to Somaxon’s stockholders approving the merger, Somaxon’s board of directors shall be permitted to (i) make, withdraw, qualify, amend or modify its recommendation to approve the merger agreement and the transactions contemplated thereby or (ii) approve, endorse or recommend the approval of an acquisition proposal, if all of the following conditions are met:

•	Somaxon has received an unsolicited acquisition proposal from a third party which it determines to be a superior proposal;

•	Somaxon shall have provided Pernix with three (3) days’ prior written notice of its intention to take action with respect to such superior proposal; and

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Somaxon shall have engaged in good faith negotiations to amend the merger agreement or enter into another transaction with Pernix such that the offer that was determined to constitute a superior proposal no longer constitutes a superior proposal.

Additionally, prior to the approval of the merger by the Somaxon stockholders, the Somaxon board of directors may effect a change of recommendation with respect to the stockholder vote on the merger agreement if the Somaxon board of directors determines in good faith, after consultation with outside counsel, that as a result of facts or circumstances arising after the date of the merger agreement, failure to change its recommendation would be inconsistent with the board of directors’ fiduciary duties under applicable law.

Employee Matters

Some or all employees of Somaxon may be terminated immediately after the effective time of the merger at Pernix’s discretion. From and after the effective time of the agreement and during the applicable period provided under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, Somaxon and Pernix will honor, all the benefit plans and benefit agreements in existence on the date of the merger agreement, in order for such terminated employees to be able to elect coverage thereunder. In addition, Somaxon and Pernix will honor any severance obligations to any Somaxon employee pursuant to such benefit plans and benefit agreements.

Indemnification and Insurance

Pernix agrees to, and to cause Somaxon to, indemnify and hold harmless all past and present directors and officers of Somaxon to the same extent such persons are indemnified as of the date of the merger agreement by Somaxon for any acts or omissions occurring at or prior to the effective time of the merger. Pernix also agrees to, and to cause Somaxon to, indemnify and hold harmless such persons to the fullest extent permitted by law for acts or omissions occurring in connection with the approval of the merger agreement and the consummation of the transactions contemplated therein. Each such indemnified person shall be entitled to advancement of expenses incurred in the defense of any claim, action, suit, proceeding or investigation with respect to any matters subject to indemnification hereunder, provided that any person to whom expenses are advanced undertakes, to the extent required by the DGCL, to repay such advanced expenses if it is ultimately determined that such person is not entitled to indemnification.

Somaxon shall provide to Somaxon’s current directors and officers an insurance and indemnification policy that provides coverage for events occurring on or before the effective time of the merger, for a period of six years from the effective time of the merger. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if Somaxon obtained, at or prior to the effective time of the merger, prepaid or tail insurance covering each current officer and director, including, without limitation, in connection with the approval of the merger agreement and the transactions contemplated therein. If the tail insurance has been obtained prior to the effective time of the merger, Pernix shall, and shall cause Somaxon to, maintain such tail insurance in full force and effect for six years after the effective time of the merger, and continue to honor the obligations thereunder. The obligation to carry insurance shall not be terminated or modified in such a manner as to affect adversely any indemnitee to whom such insurance applies without the consent of such affected indemnitee.

In the event either Pernix or Somaxon consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the indemnification and insurance obligations provided in the merger agreement.

Conditions to Complete the Merger

The respective obligations of the parties to complete the merger are subject to satisfaction or waiver of the following conditions:

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the registration statement shall have been declared effective by the SEC and a stop order suspending the effectiveness of the registration shall not have been issued or a proceeding initiated or threatened for such purpose;

•	the merger agreement shall have been adopted by the affirmative vote of the holders of a majority of the outstanding shares of Somaxon’s common stock;

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no federal or state court of competent jurisdiction or other governmental entity shall have enacted, issued, promulgated, enforced or entered any order, decree, judgment, injunction or other ruling, which prevents or prohibits consummation of the merger;

•	the shares of Pernix common stock issuable to Somaxon’s stockholders in the merger shall have been approved for listing on NYSE MKT LLC; and

•	Pernix and Somaxon shall each have received an opinion of counsel from their respective counsel that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

In addition, the obligations of Pernix and Acquisition Company to effect the merger are subject to satisfaction or waiver of the following conditions:

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the representations and warranties of Somaxon shall be true and correct in all respects as of December 10, 2012 and as of the completion of the merger, other than representations and warranties that expressly speak as of a specific date or time (which need only be true and correct in all respects as of such date or time). The truth and accuracy of the representation and warranties shall be deemed to be satisfied so long as any failure of such representations and warranties (disregarding for this purpose any exception in such representations relating to materiality or material adverse effect) to be true and correct has not, individually or in the aggregate, had a material adverse effect and with respect to Somaxon. Pernix shall have received a certificate signed on behalf of Somaxon by its chief executive officer to the foregoing effect.

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Somaxon shall have performed in all material respects the obligations required to be performed by it under the merger agreement, and Pernix shall have received a certificate signed on behalf of Somaxon by its chief executive officer to such effect.

•	no event or events shall have occurred or developed that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on Somaxon; and

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Somaxon shall have entered into non-compete agreements with terms agreed upon prior to the execution of the merger agreement, with Richard W. Pascoe, who we refer to as Pascoe and Brian T. Dorsey, who we refer to as Dorsey, no later than the date Somaxon obtains the approval of the merger by its stockholders.

In addition, the obligations of Somaxon to effect the merger are subject to the satisfaction or waiver of the following conditions:

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the representations and warranties of Pernix shall be true and correct in all respects as of December 10, 2012 and as of the completion of the merger, other than representations and warranties that expressly speak as of a specific date or time (which need only be true and correct in all respects or true and correct in all material respects, as applicable, as of such date or time). The truth and accuracy of the representation and warranties shall be deemed to be satisfied so long as any failure of such representations and warranties (disregarding for this purpose any exception in such representations relating to materiality or material adverse effect) to be true and correct has not, individually or in the aggregate, had a material adverse effect and with respect to Pernix. Somaxon shall have received a certificate signed on behalf of Pernix by its chief executive officer to the foregoing effect.

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Pernix shall have performed in all material respects the obligations required to be performed by it under the merger agreement, and Somaxon shall have received a certificate signed on behalf of Pernix by its chief executive officer to such effect.

Termination of the Merger Agreement

The merger may be terminated upon the following occurrences:

•	by mutual written consent of Pernix and Somaxon;

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by either party if the merger is not consummated on or before June 10, 2013, unless the failure of the closing to occur by such date shall be due to failure to fulfill any obligation under this agreement by the party seeking to terminate the merger agreement;

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by either party if a federal or state court of competent jurisdiction or other governmental entity shall have enacted, issued, promulgated, enforced or entered any order, decree, judgment, injunction or other ruling, which prevents or prohibits consummation of the merger, unless the primary cause resulting in such order, decree or ruling was due to failure to fulfill any obligation under this agreement by the party seeking to terminate the merger agreement;

•	by either party if Somaxon shall have failed to obtain the requisite affirmative vote of its stockholders;

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by Pernix, if the board of directors of Somaxon shall have effected a change in recommendation, or shall have recommended to the stockholders of Somaxon that it approves an acquisition proposal other than the merger;

•	by Somaxon, if the board of directors of Somaxon determines to accept a superior proposal, prior to the approval of the merger by the stockholders of Somaxon; or

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by either party if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties by the other party, which breach, either individually or in the aggregate, would constitute the failure of any of the conditions to closing, and which is not cured on or before June 10, 2013.

Somaxon shall pay Pernix a termination fee of $1.0 million, if the merger agreement is terminated:

•	by Somaxon because the board of directors has determined that Somaxon should accept a superior proposal, with the fee paid prior to or concurrently with such termination;

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by Pernix because the board of directors of Somaxon shall have effected a change in recommendation, or shall have recommended to the stockholders of Somaxon that it approves an acquisition proposal other than the merger, with the fee paid within three days of such termination;

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by Pernix or Somaxon because (i) the merger is not consummated on or before June 10, 2013, (ii) an acquisition proposal has been publicly announced prior to the occurrence of the events giving rise to the right to terminate and not withdrawn prior to the date of such termination and (iii) within nine (9) months of such termination Somaxon enters into a definitive agreement or consummates an acquisition proposal;

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by Pernix or Somaxon because (i) Somaxon shall have failed to obtain the requisite affirmative vote of its stockholders, (ii) an acquisition proposal has been publicly announced prior to the occurrence of the events giving rise to the right to terminate and not withdrawn prior to the date of such termination and (iii) within nine months of such termination Somaxon enters into a definitive agreement or consummates an acquisition proposal; or

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by Pernix because (i) Somaxon shall have breached any of the covenants or agreements or any of the representations or warranties in the merger agreement, (ii) an acquisition proposal has been publicly announced prior to the occurrence of the events giving rise to the right to terminate and not withdrawn prior to the date of such termination and (iii) within nine months of such termination Somaxon enters into a definitive agreement or consummates an acquisition proposal.

If the merger agreement is terminated by Somaxon because Pernix shall have breached of any of the covenants or agreements or any of the representations or warranties in the merger agreement, then Pernix shall pay Somaxon an amount equal to the sum of Somaxon’s expenses incurred after November 12, 2012, up to the aggregate amount of $300,000.

For purposes of this section relating to termination fees, an acquisition proposal shall mean any offer or proposal concerning any (i) merger, consolidation, business combination, or similar transaction involving 50% or more of the voting power of Somaxon, (ii) sale, lease or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture, or otherwise of assets of Somaxon representing 50% or more of the assets of Somaxon, (iii) issuance, sale, or other disposition of (including by way of merger, consolidation, business combination, share exchange, joint venture, or any similar transaction) equity interests representing 50% or more of the voting power of Somaxon, (iv) transaction in which any person or group shall acquire beneficial ownership, or the right to acquire beneficial ownership, of 50% or more of the outstanding voting capital stock of Somaxon or (v) any combination of the foregoing (other than this merger).

Amendment, Waiver and Extension of the Merger Agreement

The merger agreement may be amended by the parties at any time prior to the effective time of the merger. After approval of the merger by the stockholders of Somaxon, no amendment may be made that, by law or in accordance with the rules of any relevant stock exchange, requires further approval by such stockholders. The merger agreement may not be amended except by an instrument in writing signed by the parties.

At any time prior to the effective time of the merger, the parties may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties and (iii) waive compliance with any of the agreements or satisfaction of any conditions; provided, however, that after any approval of the merger by the stockholders of Somaxon, there may not be any extension or waiver of the merger agreement that, by law or in accordance with the rules of any relevant stock exchange, requires further approval by such stockholders. Any such extension or waiver will be valid only if set forth in an instrument in writing signed by the parties, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Costs and Expenses

All costs and expenses incurred in connection with the merger agreement and the transactions contemplated therein are to be paid by the party incurring such expense; except as provided above, in connection with termination of the merger agreement by Somaxon for Pernix’s breach of any of the covenants or agreements or any of the representations or warranties in the merger agreement.

Specific Performance

Pernix and Somaxon have agreed that irreparable damage would occur in the event that any of the provisions of the merger agreement were not performed in accordance with their specific terms or were otherwise breached. Pernix and Somaxon have accordingly agreed that the parties to the merger agreement shall be entitled to an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the terms and provisions thereof, in addition to any other remedy to which they are entitled at law or in equity.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The accompanying unaudited pro forma condensed combined financial statements present the pro forma consolidated financial position and results of operations of the combined company based upon the historical financial statements of Pernix, Cypress and Somaxon, after giving effect to the Cypress and Somaxon acquisitions and adjustments described in the following footnotes, and are intended to reflect the impact of these acquisitions on Pernix.

The unaudited pro forma condensed combined balance sheet reflects the acquisitions of Cypress and Somaxon as if each had been consummated on September 30, 2012 and includes pro forma adjustments for preliminary valuations of certain tangible and intangible assets by Pernix management. These adjustments are subject to further revision, including due to intangible asset valuations.

The unaudited pro forma condensed combined statement of operations and comprehensive income for the year ended December 31, 2011 combines Pernix’s historical results for the year ended December 31, 2011 with both Cypress’ and Somaxon’s historical results for the year ended December 31, 2011.

The unaudited pro forma condensed combined statement of operations and comprehensive income for the nine months ended September 30, 2012 combines Pernix’s historical results for the nine months ended September 30, 2012 with Cypress’ and Somaxon’s historical results for the nine months ended September 30, 2012.

The accompanying unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and do not give effect to any potential operational efficiencies, asset dispositions, cost savings or economies of scale that Pernix may achieve with respect to the combined operations. Additionally, the pro forma statements of operations do not include non-recurring charges or credits and the related tax effects which result directly from the transactions. Further, certain reclassifications have been made to Cypress’ and Somaxon’s historical financial statements presented herein to conform to Pernix’s historical presentation.

Pro forma adjustments are necessary to reflect the estimated purchase price, amounts related to Cypress’ and Somaxon’s net tangible and intangible assets at an amount equal to the preliminary estimate of their fair values, along with the amortization expense related to the estimated identifiable intangible assets and stock-based compensation, changes in depreciation and amortization expense resulting from the estimated fair value adjustments to net tangible assets and to reflect the income tax effect related to the pro forma adjustments. The historical consolidated financial information has been adjusted to give effect to pro forma events that are (1) directly attributable to the acquisitions, (2) factually supportable, and (3) with respect to the statement of operations, expected to have a continuing impact on the combined results.

The unaudited pro forma condensed combined financial statements are based on the estimates and assumptions set forth in the notes to such statements, which are preliminary and have been made solely for the purposes of developing such pro forma information. The unaudited pro forma condensed combined financial statements are not necessarily indicative of the operating results or financial position that would have been achieved had the acquisitions been consummated as of the dates indicated, or that may be achieved in the future. While some reclassifications of prior periods have been included in the unaudited pro forma condensed combined financial statements, further reclassifications may be necessary.

The unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting, with Pernix treated as the acquiring entity. Accordingly, consideration paid by Pernix related to the acquisition of Cypress and Somaxon will be allocated to Cypress’ and Somaxon’s respective assets and liabilities, based on their estimated values as of the date of completion of their acquisition. The allocation is dependent upon certain valuations and other studies by Pernix management that have not been finalized. A final determination of the fair value of Cypress’ and Somaxon’s respective assets and liabilities, which has not yet been completed with respect to Cypress and cannot be made prior to closing of the acquisition with respect to Somaxon, will be based on the actual net tangible and intangible assets of Cypress and Somaxon, respectively, that exist as of the date of completion of their acquisition. Accordingly, the pro forma purchase price adjustments are preliminary and subject to further adjustment as additional information becomes available upon completion of the determinations described above. Increases or decreases in the fair value of relevant balance sheet amounts will result in adjustments to the balance sheet and/or statements of operations. There can be no assurance that the final determination will not result in material changes from these preliminary amounts.

The unaudited pro forma condensed combined financial statements have been derived from and should be read in conjunction with the audited financial statements and unaudited interim financial statements of Pernix, Cypress and Somaxon and the accompanying notes contained therein included elsewhere in this proxy statement/prospectus.

Cypress

On December 31, 2012, Pernix completed the acquisition of Cypress and its subsidiary Hawthorn Pharmaceuticals, Inc., both of which were privately owned branded pharmaceutical companies, which we refer to collectively as Cypress. Pernix paid $52 million in cash, issued 4,427,084 shares of Pernix common stock having an aggregate market value equal to approximately $34 million based on the volume-weighted average price per share as reported on the NYSE MKT LLC for the thirty (30) trading days ending November 12, 2012, and agreed to pay up to $6.5 million on December 15, 2013, $4.5 million to be deposited in escrow on December 15, 2013 and $5.0 million in shares of Pernix common stock upon the occurrence of a milestone event, for an aggregate purchase price of up to $102 million. Pernix agreed to file a registration statement on Form S-3 by January 15, 2013 covering a resale of the Pernix common stock issued to the former stockholders of Cypress and thereafter use its commercially reasonable efforts to cause the registration statement to become effective for a period of up to two years. On December 31, 2012, Pernix entered into a $42 million term loan facility bearing variable interest equal to the sum of LIBOR rate plus an applicable margin of 6.50% per annum, which was used to fund a portion of the cash consideration paid in the Cypress acquisition. Subject to certain permitted liens, the obligations under this facility are secured by a first priority perfected security interest in substantially all of the assets of Pernix and its subsidiaries.

Somaxon

On December 10, 2012, Pernix entered into the merger agreement with Somaxon and Acquisition Company pursuant to which Acquisition Company will merge with and into Somaxon with Somaxon surviving as a wholly owned subsidiary of Pernix. Under the terms of the agreement, Somaxon stockholders will receive merger consideration equal to $25 million in Pernix common stock; provided that the aggregate number of shares of Pernix common stock issuable as merger consideration shall be no less than 2,777,778 shares and no greater than 4,166,667 shares.

Pernix Therapeutics Holdings, Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of September 30, 2012

(in thousands)

	Pernix Historical	Cypress Historical	Cypress Acquisition Pro Forma Adjustments		Pernix Pro Forma Combined	Somaxon Historical	Somaxon Acquisition Pro Forma Adjustments		Pernix Pro Forma Combined as Adjusted
Current assets:
Cash and cash equivalents	$37,037	$4	$(11,790	)(1)	$25,251	$8,156	$—		$33,407
Accounts receivable, net	20,787	9,412	—		30,199	1,290	—		31,489
Inventory, net	6,981	6,196	8,604	(1), (7)	21,781	251	249	(7), (13)	22,281
Deferred income taxes	5,168	890	—		6,058	—	—		6,058
Other current assets	4,034	3,133	75	(1), (3)	7,242	636	—		7,878

Total current assets	74,007	19,635	(3,111)		90,531	10,333	249		101,113
Property and equipment, net	6,961	135	—		7,096	413	—		7,509
Other non-current assets	6,549	275	1,649	(1), (3), (8)	8,473	43	6,593	(13)	15,109
Intangible assets, net	22,545	—	82,200	(1), (8)	104,745	940	25,160	(13), (15)	130,845
Goodwill	2,058	—	32,774	(1)	34,832	—	290	(13)	35,122

Total assets	$112,120	$20,045	$113,512		$245,677	$11,729	$32,292		$289,698

Current liabilities:
Accounts payable	$5,916	$2,928	$1,750	(4)	$10,594	$1,676	$4,275	(14)	$16,545
Accrued liabilities	14,888	7,178	10,772	(1), (5)	32,838	5,408	—		38,246
Current portion of debt	249	—	2,100	(3)	2,349	—	—		2,349
Other current liabilities	6,549	7,680	(4,314	)(1), (5), (6)	9,915	—	—		9,915

Total current liabilities	27,602	17,786	10,308		55,696	7,084	4,275		67,055
Long-term debt	1,440	—	39,900	(3)	41,340	—	—		41,340
Other non-current liabilities:
Other non-current liabilities	—	—	4,400	(1)	4,400	1,985	—		6,385
Deferred income taxes	4,465	—	31,758	(1)	36,223	—	8,893	(13)	45,116

Total liabilities	33,507	17,786	86,366		137,659	9,069	13,168		159,896

Mezzanine equity:
Redeemable common stock	—	—	34,310	(1)	34,310	—	—		34,310

Stockholders’ equity:
Preferred stock	—	30,000	(30,000	)(1)	—	—	—		—
Common stock	290	—	—	(1)	290	1	31	(13)	322
Note receivable—restricted common stock	—	(1,663)	1,663	(1)	—	—	—		—
Additional paid-in capital	56,886	1,663	(1,663	)(1)	56,886	287,576	(261,549	)(13)	82,913
Treasury stock	(3,772)	—	—		(3,772)	—	—		(3,772)
Accumulated other comprehensive income (loss)	3,376	—	—		3,376	—	—		3,376
Accumulated earnings (deficit)	21,833	(27,741)	22,836	(2)	16,928	(284,917)	280,642	(14)	12,653

Total stockholders’ equity	78,613	2,259	(7,164)		73,708	2,660	19,124		95,492

Total liabilities and equity	$112,120	$20,045	$113,512		$245,677	$11,729	$32,292		$289,698

Pernix Therapeutics Holdings, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Income

For the Nine Months Ended September 30, 2012

(in thousands, except per share amounts)

Pernix Historical	Cypress Historical	Cypress Acquisition Pro Forma Adjustments	Pernix Pro Forma Combined	Somaxon Historical	Somaxon Acquisition Pro Forma Adjustments	Pernix Pro Forma Combined as Adjusted

Net revenues:
Net sales	$43,115	$32,265	$—	$75,380	$7,805	$—	$83,185
License fee revenue	—	—	—	—	420	—	420

Total net revenues	43,115	32,265	—	75,380	8,225	—	83,605

Cost and expenses:
Cost of product sales	15,861	12,805	2,814	(16)	31,480	779	2,547	(9)	34,806
Selling, general and administrative expenses	24,303	18,301	(449	) (18), (20)	42,155	14,276	(111	)(9), (17)	56,320
Research and development expense	512	3,563	394	(20)	4,469	—	—	4,469
Paragraph IV settlement	—	—	—	—	2,000	—	2,000
Loss from operations of the joint venture with SEEK	240	—	—	240	—	—	240
Depreciation and amortization expense	2,320	181	(50	)(16)	2,451	—	39	(17)	2,490

Total costs and expenses	43,236	34,850	2,709	80,795	17,055	2,475	100,325

Income (loss) from operations	(121)	(2,585)	(2,709)	(5,415)	(8,830)	(2,475)	(16,720)

Other income (expense):
Interest income and other, net	—	—	—	—	45	—	45
Interest expense and other, net	(60)	(180)	(2,774	)(10), (11)	(3,014)	—	—	(3,014)

Total other income (expense)	(60)	(180)	(2,774)	(3,014)	45	—	(2,969)

Income (loss) before income taxes	(181)	(2,765)	(5,483)	(8,429)	(8,785)	(2,475)	(19,689)
Income tax provision (benefit)	(170)	(823)	(1,919	)(12)	(2,912)	—	(878	)(12)	(3,778)

Net income (loss)	$(11)	$(1,942)	$(3,564)	$(5,517)	$(8,785)	$(1,597)	$(15,911)
Unrealized gain on securities, net of income tax	2,287	—	—	2,287	—	—	2,287

Comprehensive income (loss)	$2,276	$(1,942)	$(3,564)	$(3,230)	$(8,785)	$(1,597)	$(13,624)

Net income (loss) per common share:
Basic	$—	—	—	$(0.17)	$(1.39)	—	$(0.45)
Diluted	$—	—	—	$(0.17)	$(1.39)	—	$(0.45)
Weighted average common shares outstanding:
Basic	27,765	—	4,427	32,192	6,310	3,226	35,418
Diluted	27,765	—	4,427	32,192	(19)	6,310	3,226	35,418	(19)

Pernix Therapeutics Holdings, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Income

For the Year Ended December 31, 2011

(in thousands, except per share amounts)

Pernix Historical	Cypress Historical	Cypress Acquisition Pro Forma Adjustments	Pernix Pro Forma Combined	Somaxon Historical	Somaxon Acquisition Pro Forma Adjustments	Pernix Pro Forma Combined as Adjusted
Net revenues:
Net sales	$60,607	$53,145	$—	$113,752	$16,155	$—	$129,907
License fee revenue	—	—	—	—	—	—	—

Total net revenues	60,607	53,145	—	113,752	16,155	—	129,907

Cost and expenses:
Cost of product sales	20,536	21,260	3,753	(16)	45,549	2,493	3,396	(9)	51,438
Selling, general and administrative expenses	22,538	23,252	(498	)(20)	45,292	69,758	(536	)(9), (17)	114,514
Research and development expense	922	3,270	498	(20)	4,690	1,296	—	5,986
Loss from operations of the joint venture with SEEK	815	—	—	815	—	—	815
Royalties expense, net	385	—	—	385	—	—	385
Depreciation and amortization expense	2,303	326	(165	)(16)	2,464	—	466	(17)	2,930

Total costs and expenses	47,499	48,108	3,588	99,195	73,547	3,326	176,068

Income (loss) from operations	13,108	5,037	(3,588)	14,557	(57,392)	(3,326)	(46,161)

Other income (expense):
Interest income and other, net	—	—	—	—	52	—	52
Interest expense and other, net	(171)	(924)	(3,203	)(10), (11)	(4,298)	(1,940)	—	(6,238)

Total other income (expense)	(171)	(924)	(3,203)	(4,298)	(1,888)	—	(6,186)

Income (loss) before income taxes	12,937	4,113	(6,791)	10,259	(59,280)	(3,326)	(52,347)
Income tax provision (benefit)	4,589	1,551	(2,377	)(12)	3,763	—	(1,164	)(12)	2,599

Net income (loss)	$8,348	$2,562	$(4,414)	$6,496	$(59,280)	$(2,162)	$(54,946)
Unrealized gain on securities, net of income tax	1,089	—	—	1,089	—	—	1,089

Comprehensive income (loss)	$9,437	$2,562	$(4,414)	$7,585	$(59,280)	$(2,162)	$(53,857)

Net income (loss) per common share:
Basic	$0.35	—	—	$0.23	$(1.27)	—	$(1.74)
Diluted	$0.34	—	—	$0.22	$(1.27)	—	$(1.74)
Weighted average common shares outstanding:
Basic	23,990	—	4,427	28,417	46,541	3,226	31,643
Diluted	24,460	—	4,427	28,887	46,541	3,226	31,643	(19)

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.	These adjustments reflect the estimated value of consideration paid by Pernix for the Cypress acquisition and to reflect the estimated fair values of assets and liabilities for the Cypress acquisition as of September 30, 2012, in accordance with the acquisition method of accounting. The following table reflects the preliminary allocation of the total purchase price of Cypress to the assets acquired and the liabilities assumed based on the preliminary estimates of fair value (in thousands, except stock price):

Purchase Price(i):
Shares of Pernix common stock issued to Cypress’ stockholders(ii)	4,427
Pernix common stock price	$7.75

Fair value of common stock issued	$34,309
Cash consideration paid to Cypress’ stockholders(iii)	52,000
Fair value of deferred payment	6,300
Cash payment to be placed in escrow	4,500
Contingent milestone payment	4,400
Fair value of put option(i)	3,367

Total purchase price	$104,876
Estimated Fair Value of Liabilities Assumed:
Current liabilities	$6,923
Long-term deferred tax liability(iv)	31,758

Amount attributable to liabilities assumed	$38,681

Total purchase price plus liabilities assumed	$143,557

Estimated Fair Value of Assets Acquired:
Current assets excluding inventory	$13,439
Inventory(v)	14,800
Property and equipment	135
Intangible assets(vi)	82,200
Other non-current assets	209

Amount attributable to assets acquired	$110,783

Goodwill(vii)	$32,774

(i)	Based on the terms of the purchase and sale agreement, consideration paid by Pernix at closing consisted of $52.0 million in cash, $6.3 million of deferred payment and a $4.5 million cash payment to be placed in escrow due within one year from the acquisition date, $34.3 million of common stock of Pernix, a contingent milestone payment at fair value of $4.4 million and put option liability at fair value of $3.4 million (See discussion of put option liability at note 6). The deferred payment amount is based on fair value of a $5.5 million base amount plus a $1.0 million contingent payment in the event that Cypress’ gross sales for 2013 increase by 10% or more over 2012. The total purchase price is based upon the closing price of Pernix common stock on the closing date of the transaction, December 31, 2012.

(ii)	Represents the number of shares of Pernix common stock issued as equity consideration. The number is calculated by dividing $34.0 million by $7.68 (the volume weighted average trading price of Pernix common stock for the 30 trading days prior to November 13, 2012). These shares are presented on the balance sheet as mezzanine equity due to the fact that the common shares contain a cash redemption feature that is not within the control of Pernix.

(iii)	Components of cash consideration funding and adjustments to cash (in thousands):

Total cash consideration for acquisition	$(52,000)
Borrowing on term loan	42,000
Deferred financing cost and bank fees	(1,790)

Pro forma adjustment to cash and cash equivalents	$(11,790)

(iv)	Pernix received carryover tax basis in Cypress’ assets and liabilities because the merger was not a taxable transaction under the Code. Based upon the preliminary purchase price allocation, a step-up in financial reporting carrying value related to the inventory and the intangible assets acquired from Cypress is expected to result in a Pernix deferred tax liability of approximately $36.2 million, an increase of approximately $31.7 million.

(v)	As of the effective time of the acquisition, inventories are required to be measured at fair value. The estimated step-up is preliminary and could vary materially from the actual step-up calculated after closing. For purposes of the unaudited pro forma condensed combined financial statements, Pernix estimated the fair value of inventory based on estimated percentage of completion of work-in-progress inventory and selling costs left to incur.

(vi)	As of the effective time of the Cypress acquisition, identifiable intangible assets are required to be measured at fair value and these acquired assets could include assets that are not intended to be used or sold or that are intended to be used in a manner other than their highest and best use. For purposes of these unaudited pro forma condensed combined financial statements, it is assumed that all assets will be used and that all assets will be used in a manner that represents the highest and best use of those assets, but it is not assumed that any market participant synergies will be achieved. The consideration of synergies has been excluded because they are not considered to be factually supportable, which is a required condition for these pro forma adjustments.

The fair value of identifiable intangible assets is determined primarily using the “income method,” which starts with a forecast of all the expected future net cash flows. Some of the more significant assumptions inherent in the development of intangible asset values, from the perspective of a market participant, include: the amount and timing of projected future cash flows (including revenue, cost of sales, research and development costs, sales and marketing expenses, capital expenditures and working capital requirements) as well as estimated contributory asset charges; the discount rate selected to measure the risks inherent in the future cash flows; and the assessment of the asset’s life cycle and the competitive trends impacting the asset, among other factors.

The unaudited pro forma condensed combined financial statements include estimated identifiable intangible assets representing in-process research and development, or IPR&D, intangibles valued at $45.2 million and core technology intangibles valued at $37.0 million. The IPR&D are considered indefinite-lived intangible assets until the completion or abandonment of the associated research and development efforts. Accordingly, during the development period, these assets are not amortized but subject to impairment review. The core technology intangible assets represent developed technology of products approved for sale in the market, which we refer to as marketed products, and have finite useful lives. They are amortized on a straight line basis over a weighted average of 10 years. These estimates will be adjusted accordingly if the final identifiable intangible asset valuation generates results, including corresponding useful lives and related amortization methods, that differ from the pro forma estimates, or if the above scope of intangible assets is modified. The final valuation is expected to be completed within 12 months from the completion of the acquisition.

(vii)	Goodwill is calculated as the difference between the acquisition date fair value of the consideration expected to be transferred and the values assigned to the assets acquired and liabilities assumed. Goodwill is not amortized but tested for impairment on an annual basis or when indications for impairment exists.

2.	Pro forma adjustments to certain components of stockholders’ equity are as follows (in thousands):

Eliminate Cypress’ historical accumulated deficit	$27,741
Accrue estimated transaction costs to be incurred by Cypress(i)	(2,313)
Accrue estimated transaction costs to be incurred by Pernix(i)	(1,492)
Accrue change in control payments to key employees of Cypress(i)	(1,000)
Payment of agent fee of Cypress(i)	(100)

Pro forma adjustments to accumulated deficit	$22,836

(i)	To accrue for estimated transaction costs of $3.8 million related to the acquisition of Cypress not reflected in the financial statements. In addition, adjustments to accrue $1.0 million in change in control payments made to certain key employees of Cypress and $0.1 million in agent fee not reflected in the financial statements have been included. The change in control payments are not contingent on future service requirements. No adjustments have been made to the unaudited pro forma income statement as these costs are non-recurring in nature.

3.	To adjust Pernix’s financial statements for the borrowing of $42 million in principal amount used to fund a portion of the cash consideration of the Cypress acquisition. $2.1 million of the principal will be due within 12 months of issuance date therefore that amount is classified as current liability. Pernix recorded deferred debt issuance costs of $1.7 million and recorded $0.1 million of bank fees to prepaid expenses.

4.	To accrue for the estimated transaction costs of $3.8 million and estimated change in control payments of $1.0 million, offset by payment of $3.0 million of sellers’ expenses as required under the purchase agreement for the acquisition of Cypress. These costs are not included in the pro forma statement of operations as these expenses are non-recurring and are not expected to have a continuing impact on Pernix.

5.	Represents adjustment to extinguish Cypress’ borrowing from line of credit and accrued interest of $7.6 million and $0.03 million respectively. The adjustment is to reflect Pernix’s payment of Cypress’ outstanding indebtedness upon closing of the acquisition as required under the purchase agreement.

6.	To adjust for the fair value of put option to require Pernix to repurchase its common stock issued as consideration to the sellers for the acquisition of Cypress within one year from the acquisition date. The put option allows the sellers of Cypress to sell Pernix common stock received as consideration to Pernix at per share price of 70% of the volume weighted average trading price of Pernix common stock for the 30 trading days prior to November 13, 2012. The $3.4 million fair value of the put option was calculated using a Black-Scholes valuation model with assumptions for the following variables: closing Pernix stock price on the acquisition date; risk-free interest rates; and expected volatility. As the put option provides the sellers of Cypress a cash settlement option, this cash redemption feature is bifurcated from common stock issued as a consideration and classified as current liability.

7.	To adjust acquired inventory to an estimate of fair value. Pernix’s cost of sales will reflect the increased valuation of both Cypress’ and Somaxon’s inventory as the acquired inventory is sold, which for purposes of these unaudited pro forma condensed combined financial statements is assumed will occur within the first year post-acquisition. There is no continuing impact of the acquired inventory adjustment on the combined operating results and as such is not included in the unaudited pro forma condensed combined statement of income.

8.	To adjust intangible assets (including IPR&D intangibles) acquired from Cypress to an estimate of fair value, as follows (in thousands):

Eliminate Cypress’ historical intangible assets	$(66)
Estimated fair value of the IPR&D intangible assets acquired	45,200
Estimated fair value of the core technology intangible assets acquired	37,000

Total	$82,134

9.	To eliminate the historical Somaxon amortization expense of intangible assets included in cost of product sales and selling, general and administrative expenses, and to adjust cost of product sales for the nine months ended September 30, 2012 and the year ended December 31, 2011 to reflect the amortization of the intangible assets recorded in connection with the acquisition of Somaxon.

10.	To record interest expense, at a rate of approximately 9% per annum (estimated at LIBOR rate as of September 30, 2012 plus 6.5%), of $2.6 million for the nine-month period ended September 30, 2012 and $3.7 million for the year ended December 31, 2011 on the borrowing of $42 million in new debt, related to the acquisition of Cypress, and to record amortization of deferred issuance costs and annual administrative fee of approximately $0.3 million for the nine-month period ended September 30, 2012 and $0.4 million for the year ended December 31, 2011. An increase or decrease of 1/8 percent in interest rate would change interest expense by $0.04 million for the nine-month period ended September 30, 2012 and $0.05 million for the year ended December 31, 2011.

11.	To eliminate previous interest expense on Cypress’ historical long-term debt of approximately $0.2 million for the nine months ended September 30, 2012 and $0.9 million for the year ended December 31, 2011.

12.	To adjust the income tax provision for the estimated effects of combining Pernix’s, Cypress’ and Somaxon’s operations and pre-tax pro forma adjustments (which were adjusted for income taxes using the statutory income tax rate of 35%).

13.	These adjustments reflect the estimated value of consideration to be paid by Pernix for the acquisition of Somaxon and to reflect the estimated fair values of assets and liabilities for the acquisition of Somaxon as of September 30, 2012, in accordance with the acquisition method of accounting. The following table reflects the preliminary allocation of the total purchase price of Somaxon to the assets acquired and the liabilities assumed based on the preliminary estimates of fair value (in thousands, except stock price):

Purchase Price(i):
Shares of Pernix common stock to be issued to Somaxon’s stockholders(ii)	3,223
Shares of Pernix common stock to be issued to Somaxon’s stock option holders(ii)	3

Total Pernix common stock to be issued	3,226
Pernix common stock price(i)	$7.75

Fair value of common stock to be issued	$25,000
Fair value of warrants to be assumed(iii)	1,059

Total purchase price	$26,059

Estimated Fair Value of Liabilities Assumed:
Current liabilities	7,084
Long-term deferred tax liability(iv)	8,893
Long-term settlement obligations	1,500
Other non-current liabilities	485

Amount attributable to liabilities assumed	$17,962

Total purchase price plus liabilities assumed	$44,021

Estimated Fair Value of Assets Acquired:
Current assets, excluding inventory	$10,082
Inventory(v)	500
Property and equipment	413
Intangible assets(vi)	26,100
Other non-current assets(vii)	6,636

Amount attributable to assets acquired	$43,731

Goodwill(viii)	$290

Eliminate Somaxon historical additional paid-in capital	$(287,576)
Fair value of common stock to be issued net of $32 par value	24,968
Fair value of Somaxon’s stock warrants to be assumed by Pernix	1,059

Pro forma adjustments to additional paid-in capital	$(261,549)

(i)	Based on the terms of the merger agreement, consideration to be paid by Pernix at closing will consist of 3.2 million shares of common stock with a fair value of $25.0 million, and assumed warrants with a fair value of $1.1 million.

The total preliminary purchase price is based upon the closing price of $7.75 per share of Pernix common stock on December 31, 2012. Under the acquisition method of accounting, the actual purchase price will be determined based on the fair value of Pernix common stock issued on the closing date of the acquisition.

Assuming Pernix issues 3.2 million shares of common stock to consummate the Somaxon acquisition, a 20 percent increase in the closing price of Pernix’s common stock would increase goodwill by approximately $5.3 million and a 20 percent decrease in the closing price of Pernix’s common stock would decrease goodwill by approximately $0.3 million and decrease fair value of the assets by $5.0 million.

(ii)	In determination of number of common stock to issue as stock consideration, Pernix applied an exchange ratio of 0.435 calculated by $25,000,000 divided by (a) the closing price of Pernix common stock on December 31, 2012 divided by (b) the total number of shares of Somaxon common stock outstanding, plus the total number of Somaxon shares issuable upon the exercise or conversion of all outstanding in-the-money options (calculated on a net settlement basis), warrants (calculated on a net settlement basis) and restricted stock units.

(iii)	Represents the fair value consideration for the warrants to purchase Somaxon common stock to be assumed by Pernix and converted into warrants to acquire Pernix common stock. The $1.1 million fair value of the assumed warrants was calculated using a Black-Scholes valuation model with assumptions for the following variables: closing price of Pernix stock on December 31, 2012 (the valuation date); risk-free interest rates; and expected volatility. The assumed warrants are classified as equity.

(iv)	Pernix is expected to receive a carryover tax basis in Somaxon assets and liabilities because the merger is not considered a taxable transaction under the Code. Based upon the preliminary purchase price allocation, a step-up in financial reporting carrying value related to inventory and intangible assets is expected to result in a Pernix long-term deferred tax liability of approximately $8.9 million.

(v)	As of the effective time of the acquisition, inventories are required to be measured at fair value. The estimated step-up is preliminary and could vary materially from the actual step-up calculated after closing. For purposes of the unaudited pro forma condensed combined financial statements, Pernix estimated the fair value of inventory based on finished goods inventory and selling costs left to incur.

(vi)

As of the effective time of the merger, identifiable intangible assets are required to be measured at fair value and these acquired assets could include assets that are not intended to be used or sold or that are intended to be used in a manner other than their highest and best use. For purposes of these unaudited pro forma condensed combined financial statements, it is assumed that all assets will be used and that all assets will be used in a manner that represents the highest and best use of those assets, but it is not assumed that any market participant synergies will be achieved. The consideration of synergies has been excluded because they are not considered to be factually supportable, which is a required condition for these pro forma adjustments.

The fair value of identifiable intangible assets is determined primarily using the “income method,” which starts with a forecast of all the expected future net cash flows. Some of the more significant assumptions inherent in the development of intangible asset values, from the perspective of a market participant, include: the amount and timing of projected future cash flows (including revenue, cost of sales, research and development costs, sales and marketing expenses, capital expenditures and working capital requirements) as well as estimated contributory asset charges; the discount rate selected to measure the risks inherent in the future cash flows; and the assessment of the asset’s life cycle and the competitive trends impacting the asset, among other factors.

The unaudited pro forma condensed combined financial statements include estimated identifiable intangible assets representing IPR&D intangibles valued at $8.6 million and core technology intangibles valued at $17.5 million. The IPR&D are considered indefinite-lived intangible assets until the completion or abandonment of the associated research and development efforts. Accordingly, during the development period, these assets are not amortized but subject to impairment review. The core technology intangible assets represent developed technology of marketed products and have finite useful lives. They are amortized on a straight line basis over a weighted average of 7 years. These estimates will be adjusted accordingly if the final identifiable intangible asset valuation generates results, including corresponding useful lives and related amortization methods, that differ from the pro forma estimates, or if the above scope of intangible assets is modified. The final valuation is expected to be completed within 12 months from the completion of the acquisition.

(vii)	Amount includes $6.6 million of non-current deferred tax asset related to realizable net operating loss carryover net of valuation allowance. This estimate is preliminary and subject to final tax studies.

(viii)	Goodwill is calculated as the difference between the acquisition date fair value of the consideration expected to be transferred and the values assigned to the assets acquired and liabilities assumed. Goodwill is not amortized but tested for impairment on an annual basis or when the indicator for impairment exists.

14.	Pro forma adjustments to certain components of stockholders’ equity are as follows (in thousands):

Eliminate Somaxon’s historical accumulated deficit	$284,917
Accrue estimated transaction costs to be incurred by Somaxon(i)	(1,650)
Accrue estimated transaction costs to be incurred by Pernix(i)	(565)
Accrue change in control payments to key employees of Somaxon(i)	(2,060)

Pro forma adjustments to accumulated deficit	$280,642

(i)	To accrue for estimated transaction costs of $2.2 million related to the acquisition of Somaxon not reflected in the financial statements. In addition, adjustments to accrue $2.1 million in change in control payments made to certain key employees of Somaxon not reflected in the pro forma financial statements have been included. The change in control payments are not contingent on future service requirements. No adjustments have been made to the unaudited pro forma income statement as these costs are non-recurring in nature.

15.	To adjust intangible assets (including IPR&D intangibles) acquired from Somaxon to an estimate of fair value, as follows (in thousands):

Eliminate Somaxon’s historical intangible assets	$(940)
Estimated fair value of the IPR&D intangible assets acquired	8,600
Estimated fair value of the core technology intangible assets acquired	17,500

Total	$25,160

16.	To adjust amortization expense of intangible assets of Cypress as a result of the estimated fair value recorded at acquisition date. Pernix reversed historical amortization expense recorded in depreciation and amortization expense and recorded amortization expense of intangible assets at estimated fair value to cost of product sales as the intangible assets relate to marketed products.

17.	To reclassify depreciation expense of Somaxon recorded in selling, general and administrative expenses to depreciation and amortization expense to present the financial statements of Pernix and Somaxon in a consistent manner.

18.	To reverse $0.1 million of transaction cost recorded by Pernix related to the Cypress acquisition as of September 30, 2012 as the cost is non-recurring in nature.

19.	The basic and diluted weighted average shares are equivalent due to the fact of pro forma net loss, causing any potentially dilutive securities to be anti-dilutive.

20.	To reclassify salaries and wages of Cypress’ research and development personnel from selling, general and administrative expenses to research and development expense.

MARKET INFORMATION AND DIVIDENDS

Market Prices

The following table sets forth the high and low sales prices of Pernix’s and Somaxon’s common stock as reported on the NYSE MKT LLC and the NASDAQ Capital Market, respectively.

	Pernix Common Stock		Somaxon Common Stock
	High	Low	High(1)	Low(1)
Fiscal Year Ending December 31, 2013:
First Quarter (through , 2013)

Fiscal Year Ended December 31, 2012:
Fourth Quarter	$8.70	$6.70	$3.17	$1.29
Third Quarter	$9.20	$6.20	$4.80	$2.00
Second Quarter	$9.51	$5.90	$4.40	$2.00
First Quarter	$10.75	$8.39	$6.40	$3.44

Fiscal Year Ended December 31, 2011:
Fourth Quarter	$11.50	$6.79	$9.12	$3.36
Third Quarter	$9.99	$6.07	$17.28	$6.80
Second Quarter	$13.23	$7.85	$23.92	$16.32
First Quarter	$12.20	$6.05	$28.64	$21.04

(1)	At a special meeting held October 5, 2012, Somaxon’s stockholders approved a reverse stock split of Somaxon’s common stock at a ratio of one-for-eight.

Somaxon Dividend Policy

Somaxon has never declared or paid any dividends on its capital stock. Somaxon currently intends to retain all available funds and any future earnings to support operations and finance the growth and development of its business and does not intend to pay cash dividends on its common stock for the foreseeable future. Any future determination related to Somaxon’s dividend policy will be made at the discretion of its board of directors.

Pernix Dividend Policy

Pernix did not declare or pay dividends during 2012, 2011 or 2010 and does not anticipate paying dividends in the foreseeable future.

COMPARISON OF STOCKHOLDER RIGHTS

If the merger is consummated, stockholders of Somaxon will become shareholders of Pernix. The rights of Pernix shareholders are governed by and subject to the provisions of the Maryland General Corporation Law and the articles of incorporation and bylaws of Pernix, rather than the provisions of Delaware General Corporation Law and the certificate of incorporation and bylaws of Somaxon. The following is a summary of the material differences between the rights of holders of Pernix common stock and the rights of holders of Somaxon common stock, but does not purport to be a complete description of those differences and is qualified in its entirety by reference to the relevant provisions of (i) the Maryland General Corporation Law, which we refer to as MGCL, (ii) the DGCL, (iii) the Articles of Incorporation of Pernix, which we refer to as the Pernix charter, (iv) the Amended and Restated Certificate of Incorporation of Somaxon, as amended, which we refer to as the Somaxon charter, (v) the bylaws of Pernix, which we refer to as the Pernix bylaws, (vi) the amended and restated bylaws of Somaxon, which we refer to as the Somaxon bylaws, and (vii) the description of Pernix common stock contained in Pernix’s Form 8-A/A filed with the SEC on March 15, 2010 and any amendment or report filed with the SEC for the purpose of updating such description.

This section does not include a complete description of all differences among the rights of Pernix shareholders and Somaxon stockholders, nor does it include a complete description of the specific rights of such holders. Furthermore, the identification of some of the differences in the rights of such holders as material is not intended to indicate that other differences that may be equally or more important do not exist. You are urged to read carefully the relevant provisions of the DGCL and MGCL, as well as the governing documents of each of Pernix and Somaxon. Copies of the governing documents of Pernix are available, without charge, to any person, including any beneficial owner to whom this proxy statement/prospectus is delivered, by following the instructions listed under the section entitled “Where You Can Find More Information” on page 124.

Summary of Material Differences Between the Rights of Pernix Shareholders and the Rights of Somaxon Stockholders

	Pernix Shareholder Rights	Somaxon Stockholder Rights
Authorized Capital Stock
	The authorized capital stock of Pernix consists of 90,000,000 shares of common stock, $0.01 par value per share, and 10,000,000 shares of preferred stock, $0.01 par value per share. Pernix’s board of directors has authority to determine the terms of the unissued preferred stock, including whether to issue in one or more class, voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences.	The authorized capital stock of Somaxon consists of 25,000,000 shares of common stock, $0.0001 par value per share and 10,000,000 shares of preferred stock, $0.0001 par value per share. Somaxon’s board of directors has authority to determine the terms of the preferred stock, including whether to issue in one or more series, voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences.

Board of Directors

Size	The Pernix bylaws provide that the number of directors may be established by the board of directors at a regular or special meeting called for such purposes but the number may not be fewer than the minimum number required by MGCL, which is one, nor more than nine. Pernix’s board of directors currently has five directors.	The Somaxon bylaws provide that the board of directors consists of between three and 15 members, as may be fixed from time to time solely by resolution adopted by the affirmative vote of a majority of the directors. Somaxon’s board of directors currently has seven members.

	Pernix Shareholder Rights	Somaxon Stockholder Rights
Classification and Term	Pernix does not have a classified board of directors. The Pernix bylaws provide that all of the directors are elected at the annual meeting of stockholders by a plurality of the votes cast.	The Somaxon charter provides that the board of directors is divided into three classes. The directors in each class will serve for a three-year term. The Somaxon bylaws provide that the expiring class of directors will be elected by a plurality vote of the shares present or represented by proxy at the annual meeting of stockholders and entitled to vote on the election of directors.

Vacancies	The Pernix charter and bylaws provide that vacancies on the board of directors may be filled by the remaining directors, unless such vacancy resulted from an increase in the number of directors, in which case such vacancy may be filled by a majority of the board of directors, or unless such vacancy resulted from the affirmative vote of the stockholders holding at least two-thirds of all votes entitled to be cast for the election of directors, in which case such vacancy may be filled by the affirmative vote of a majority of the votes entitled to be cast for the election of directors.	The Somaxon charter and bylaws provide that vacancies on the board of directors by reason of death, resignation, disqualification, removal from office, or otherwise, and newly created directorships resulting from any increase in the authorized number of directors, may be filled solely by a vote of the majority of the directors then in office, even if less than a quorum. However, the Somaxon bylaws provide that if at the time of filling the vacancy or newly created directorship the directors then in office constitute less than a majority of the board of directors, the Court of Chancery, upon application of any stockholder(s) holding at least 10% of the outstanding Somaxon common stock, may summarily order an election to be held to fill any such vacancy or newly created directorship, or to replace the directors chosen by the directors then in office.

Removal	The Pernix charter and bylaws provide that any director may be removed with or without cause by the holders of at least two-thirds of all votes entitled to be cast for the election of directors. Any director elected by holders of a class or series of equity shares (other than common shares) may be removed, with or without cause, by the affirmative vote of all such class or series of equity shares.	The Somaxon charter and bylaws provide that any director or the entire board of directors may be removed only for cause, and upon the affirmative vote of not less than two-thirds of the outstanding shares of Somaxon common stock at a meeting of stockholders.

Standard of Conduct of Directors	The MGCL sets forth the standard of conduct for directors, requiring that a director of a Maryland corporation perform his duties in good faith with a reasonable belief that the director’s actions are in the best interests of the	Under Delaware law, the standards of conduct for directors have developed through Delaware case law. Generally, directors of Delaware corporations are subject to a duty of loyalty and a duty of care. The duty of loyalty requires

	Pernix Shareholder Rights	Somaxon Stockholder Rights

	corporation and with the care of an ordinarily prudent person in a like position under similar circumstances. The MGCL provides that a director is presumed to satisfy this standard of conduct.	directors to refrain from self-dealing and the duty of care requires directors in managing the corporation’s affairs to use that level of care which ordinarily careful and prudent persons would use in similar circumstances. When directors act consistently with their duties of loyalty and care, their decisions generally are presumed to be valid under the business judgment rule.

Transactions with Directors	The MGCL provides that no contract or transaction between a corporation and any of its directors is void or voidable solely because of (i) the common directorship or interest; (ii) the presence of the director at the meeting of the board of directors or a committee of the board of directors which authorizes, approves, or ratifies the contract or transaction; or (iii) the counting of the vote of the director for the authorization, approval, or ratification of the contract or transaction, so long as (A) the fact of the common directorship or interest is disclosed or known to (x) the board of directors or the committee, and the board of directors or committee authorizes, approves, or ratifies the contract or transaction by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum, or (y) the stockholders entitled to vote, and the contract or transaction is authorized, approved, or ratified by a majority of the votes cast by the stockholders entitled to vote other than the votes of shares owned of record or beneficially by the interested director or corporation, firm, or other entity; or (B) the contract or transaction is fair and reasonable to the corporation. Common or interested directors or the stock owned by them or by an interested corporation, firm, or other entity may be counted in determining the presence of a quorum at a meeting of the board of directors or a committee of the board of directors or at a meeting of the stockholders, as the case may be, at which the contract or transaction is authorized, approved, or ratified.	The DGCL provides that no contract or transaction between a corporation and one or more of its directors or officers shall be void or voidable solely for that reason, or solely because the director or officer is present at or participates in the meeting of the board of directors or committee which authorizes the contract or transaction, or solely because any such director’s or officer’s votes are counted for such purpose, if: (i) the material facts as to the director’s or officer’s relationship or interest as to the contract or transaction are disclosed and the board of directors or committee in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even if the disinterested directors are less than a quorum; or (ii) the material facts as to the director’s or officer’s relationship or interest as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the transaction or contract is fair as to the corporation as of the time it is authorized, approved, or ratified, by the board of directors, a committee of the board of directors, or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee which authorizes the transaction or contract.

	Pernix Shareholder Rights	Somaxon Stockholder Rights
Stockholder Meetings

Special Meetings	The Pernix bylaws provide that special meetings of stockholders may be called by the president, by a majority of the board of directors or a majority of the independent directors, or upon the written request of stockholders entitled to cast at least a majority of all votes entitled to be cast at the meeting.	The Somaxon bylaws provide that special meetings of stockholders may be called only by the chairman of the board of directors or president, or at the written request of a majority of the board of directors.

Record Date	The Pernix bylaws provide that the board of directors may fix a record date not more than 60 nor less than 10 days before the date of any meeting of stockholders, and not more than 60 days before the date fixed for any other action.	The Somaxon bylaws provide that the board of directors may fix a record date not more than 60 nor less than 10 days before the date of any meeting of stockholders and not more than 60 days before the date fixed for any other action. If no record date is fixed, the record date for determining stockholders entitled to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the day next preceding the day the meeting is held. The record date for determining stockholders for any other purpose shall be the close of business on the day on which the board of directors adopts a related resolution.

Actions by Written Consent	The Pernix bylaws provide that any action by the stockholders may be taken without a meeting if a consent in writing, setting forth such action, is signed by each stockholder entitled to vote on the matter and any other stockholder entitled to notice of a meeting of stockholders (but not to vote thereat) has waived in writing any right to dissent from such action, and such consent and waiver are filed with the minutes of proceedings of the stockholders.	The Somaxon charter and bylaws provide that stockholders may not take action without a meeting.

Quorum and Voting Requirements	The Pernix bylaws provide that the presence in person or by proxy of stockholders entitled to cast 50% of all the votes entitled to be cast at such meeting constitutes a quorum except as provided otherwise by the MGCL or the Pernix governing documents.	The Somaxon bylaws provide that the holders of a majority of the stock issued and outstanding and entitled to vote shall constitute a quorum for all purposes except as otherwise provided by the Somaxon governing documents or the DGCL.

	Pernix Shareholder Rights	Somaxon Stockholder Rights
	Any action of the stockholders is valid if authorized by the affirmative vote of a majority of the votes cast at a meeting of the stockholders and at which a quorum is present, except with respect to the election of directors which requires a plurality of votes cast, and unless a greater vote is required by the MGCL or the Pernix governing documents.	Unless otherwise specified in the Somaxon governing documents or the DGCL, any action of the stockholders is valid if authorized by the affirmative vote of stockholders having a majority of the voting power present in person or by proxy and entitled to vote on the matter, except with respect to the election of directors which requires a plurality vote of the stock present in person or by proxy and entitled to vote on the election of directors.

Liability and Indemnification of Directors and Officers

Personal Liability	The Pernix charter provides that to the fullest extent permitted by the MGCL, no director or officer shall be personally liable to Pernix or its stockholders for money damages. The MGCL allows corporations to limit the liability of directors to the corporation or its stockholders, except to the extent that: (i) the person actually received an improper benefit or profit, or (ii) a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.	The Somaxon charter provides that a director shall not be personally liable to Somaxon or its stockholders for monetary damages for breach of fiduciary duty except for liability: (i) for breach of his or her duty of loyalty to Somaxon or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under section 174 of the DGCL (relating to the payment of an unlawful dividend or an unlawful stock repurchase or redemption); or (iv) for any transaction from which the director derived an improper personal benefit.

Indemnification	The Pernix charter and bylaws provide that officers and directors of Pernix will be, and other employees and agents may be, indemnified with respect to certain actions to the fullest extent permitted by the MGCL. The MGCL allows Pernix to indemnify any person for expenses, penalties, settlements, judgments and fines in suits in which such person has been made a party by reason of the fact that he or she is or was a director, officer or employee of Pernix. No indemnification may be given if (i) the acts or omissions of the person are adjudged to be in bad faith and material to the matter giving rise to the proceeding, (ii) if such person received an improper personal benefit; or (iii) in the case of any criminal proceeding, the director had reasonable cause to believe that the act or omission was unlawful.	The Somaxon charter provides that a director or officer of Somaxon will be, and other employees and agents may be, indemnified if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of Somaxon, and with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. However, in actions brought by or in the right of Somaxon, no indemnification will be made in respect of any claim as to which such person is adjudicated to be liable to Somaxon unless and only to the extent the court determines that despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses which the court deems proper.

	Pernix Shareholder Rights	Somaxon Stockholder Rights
Amendments to Organizational Documents

Articles of Incorporation	Provided that the proposed amendment is duly authorized by the board of directors, the Pernix charter provides that it may be amended by the affirmative vote of a majority of all votes entitled to be cast by the stockholders, except that the provisions of the charter governing removal of directors, cumulative voting, independent directors, preemptive rights, indemnification of officers and directors, and amendment of the charter and the bylaws may not be amended, altered, changed, repealed, or contradicted by the adoption of inconsistent provisions, except by the affirmative vote of stockholders holding at least two-thirds of all the votes entitled to be cast.	The DGCL allows for amendment of the certificate of incorporation by the affirmative vote of a majority of the outstanding stock entitled to vote thereon. The Somaxon charter provides that certain provisions of the charter pertaining to the board of directors, bylaw amendments, stockholder action, special meetings of stockholders, indemnification, personal liability of directors, and amendment of the charter may not be amended without the affirmative vote of the holders of at least two-thirds of the outstanding voting stock.

Bylaws	The Pernix bylaws provide that the board of directors has the exclusive power to adopt, amend or repeal any provisions of the Pernix bylaws. The amendment of certain provisions of the bylaws pertaining to annual and special meetings of stockholders, and the board of directors, number, tenure, and qualifications, changes in number, vacancies and removal of directors, and quorum requirements for meetings of the directors require the affirmative vote of 80% of the board of directors.	The Somaxon charter provides that the stockholders may adopt, amend, or repeal provisions of the Somaxon bylaws by the affirmative vote of the holders of not less than two-thirds of all outstanding shares of Somaxon common stock. The board of directors is authorized to adopt, amend or repeal the bylaws, subject to the power of the stockholders.

Appraisal Rights
	Except for transactions governed by the Maryland Business Combination Act, which we refer to as the MBCA, as further described below, pursuant to the MGCL, no objecting stockholder rights are available if the corporation’s shares are listed on a national securities exchange unless stockholders, in exchange for their shares, are receiving cash (other than in lieu of fractional shares), or consideration other than stock or depositary receipts of the successor,	Holders of Somaxon common stock who dissent to the merger will not have rights to an appraisal of the fair value of their shares. Under the DGCL, appraisal rights are not available for the shares of any class or series if the shares of the class or series are listed on a national securities exchange or held of record by more than 2,000 holders on the record date, unless the stockholders receive in exchange for their shares anything other than shares of stock of

Pernix Shareholder Rights	Somaxon Stockholder Rights
in a merger, consolidation or share exchange in which the directors and executive officers were the beneficial owners, in the aggregate, of 5% or more of the outstanding voting stock of the corporation at any time during the prior year and the stock held by the directors and executive officers, or any of them, is converted or exchanged in the transaction for stock of a person, or an affiliate of a person, who is a party to the transaction on terms that are not otherwise available to all holders. This provision does not apply when the directors’ and/or executive officers’ stock is held in a compensatory plan or arrangement approved by the board of directors and the treatment of the stock in the transaction is approved by the board of directors. The Pernix governing documents do not contain any additional provisions relating to the rights of objecting stockholders.	the surviving or resulting corporation or of any other corporation that is publicly listed or held by more than 2,000 holders of record, cash in lieu of fractional shares or fractional depositary receipts or any combination of the foregoing. Pernix’s common stock is listed on the NYSE MKT LLC, and Somaxon stockholders will receive shares of stock of Pernix.

Dividends

The MGCL permits a corporation, subject to any restriction in its charter, to make any distribution authorized by the board of directors unless, after the distribution, the corporation would not be able to pay its debts as they become due in the usual course of business or the corporation’s total assets would be less than the sum of its total liabilities, plus the amount that would be needed if the corporation were dissolved at the time of the distribution to satisfy senior liquidation preferences. In determining whether a distribution is permitted, the board of directors may rely either on (i) financial statements prepared on the basis of accounting practices and principles that are reasonable under the circumstances or (ii) a fair valuation or other method that is reasonable under the circumstances. In addition, the	Under the DGCL, dividends may be declared by the board of directors of a corporation and paid out of surplus, and, if no surplus is available, out of any net profits for the then current fiscal year or the preceding fiscal year, or both, provided that such payment would not reduce capital below the amount of capital represented by all classes of outstanding stock having a preference as to the distribution of assets upon liquidation of the corporation. The Somaxon charter provides that, subject to any preferential dividend rights, holders of Somaxon common stock may be paid dividends, if any, out of lawfully available funds as may be declared from time to time by the Somaxon board of directors.

	Pernix Shareholder Rights	Somaxon Stockholder Rights

corporation is permitted to make a distribution so long as the distribution is made from (A) the net earnings of the corporation for the fiscal year in which the distribution is made, (B) its net earnings for the preceding fiscal year or (C) the sum of its net earnings for the preceding eight fiscal quarters. The Pernix charter provides that, subject to any preferential dividend rights, holders of Pernix common stock may be paid dividends, if any, as may be declared from time to time by the Pernix board of directors.

Anti-Takeover Provisions

Votes on Extraordinary Corporate Transactions	Pursuant to the MGCL, the merger approval procedure begins with the adoption, by the board of directors of each corporation, of a resolution declaring that the proposed merger is advisable and that the merger is to be submitted for consideration at either an annual or special meeting of the stockholders. After notice is given to all of the stockholders stating that the purpose of the meeting will be to consider the proposed merger, the proposed merger must be approved by the affirmative vote of two-thirds of all votes entitled to be cast on the merger proposal, unless a different proportion is provided in the charter of the corporation, but not less than a majority. The Pernix charter does not provide for a different proportion for merger approval.	Pursuant to the DGCL, the vote of a majority of the outstanding stock of the corporation entitled to vote thereon is required for the adoption of a merger agreement or stock or asset sale agreement. In order to obtain the stockholders’ votes, an annual or special meeting must be duly called and held upon at least 20 days’ notice of the time, place and purpose of the meeting.

Votes on Transactions with Certain Stockholders, including Business Combinations Involving Interested Stockholders	The MBCA provides, as a general rule, that, unless an exemption from the MBCA applies, a corporation may not engage in any “business combinations” with an interested stockholder or an affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange or, in certain circumstances	The DGCL generally prohibits public corporations from engaging in business combinations with a holder of 15% or more of the corporation’s outstanding voting stock (an “interested stockholder”) for a period of three years after the holder attains interested stockholder status, unless: (i) prior to the time when the stockholder became an interested stockholder, the board of directors approved either the transaction in question or the transaction that

Pernix Shareholder Rights	Somaxon Stockholder Rights

specified in the MBCA, an asset transfer or issuance or reclassification of equity securities, liquidation or dissolution plans, and receipt of certain benefits by the interested stockholder. The MBCA defines an “interested stockholder” as (i) any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the company’s shares, or (ii) an affiliate of the company who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the company’s then outstanding voting stock. A person is not an “interested stockholder” under the MBCA if the board of directors approved in advance the transaction by which such person would otherwise have become an interested stockholder. Even if a business combination between a corporation and an interested stockholder is not prohibited by the general rule, it must be recommended by the corporation’s board of directors and approved by the affirmative vote of at least (A) 80% of the votes entitled to be cast by holders of outstanding shares of the corporation’s voting stock and (B) two-thirds of the votes entitled to be cast by holders of the corporation’s voting stock other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or by an affiliate or associate of the interested stockholder. These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under the MBCA, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. None of these provisions of the MBCA will apply, however, to business combinations that are approved or	resulted in the stockholder becoming an interested stockholder; (ii) when the interested stockholder met or exceeded the 15% threshold, it held at least 85% of the outstanding shares not held by certain affiliates, such as directors and officers and employee stock plans; or (iii) the transaction is approved by the board of directors and the holders of at least two-thirds of the corporation’s shares entitled to vote thereon, excluding the shares held by the interested stockholder, at a meeting of stockholders. The DGCL permits this vote to occur at or after the interested stockholder’s share acquisition date.

	Pernix Shareholder Rights	Somaxon Stockholder Rights

exempted by the corporation’s board of directors prior to the time that the interested stockholder becomes an interested stockholder.

Constituency and Related Provisions	The MGCL provides that the charter may include a provision permitting the directors, in considering a potential acquisition of control of the corporation, to consider the effect of the potential acquisition on the corporation’s stockholders, employees, customers, creditors, suppliers and communities in which offices or other establishments of the corporation are located. Accordingly, directors may reject an offer because of the effect that the acquisition would have on non-stockholder constituencies or accept a lower priced offer that the directors believe is more favorable to all of the corporation’s constituencies. The Pernix charter does not include such a provision. However, the MGCL also states that the inclusion or absence of such a provision does not create an inference as to what factors may be considered by the board of directors.	Neither the DGCL nor the Somaxon governing documents allow the Somaxon board of directors to consider the effect of a potential acquisition on constituencies other than the corporation and its stockholders.

PRINCIPAL STOCKHOLDERS OF SOMAXON

The following table sets forth certain information with respect to the beneficial ownership of Somaxon’s common stock as of December 31, 2012 by:

•	each person who Somaxon knows beneficially owns more than 5% of Somaxon’s common stock;

•	each of Somaxon’s directors;

•	each of Somaxon’s named executive officers; and

•	all of Somaxon’s directors and executive officers as a group.

The percentage of ownership is based upon 7,198,218 shares of common stock outstanding as of December 31, 2012. Beneficial ownership of shares is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all shares of common stock held by that person. Shares of common stock subject to options currently exercisable or exercisable within 60 days of December 31, 2012 and not subject to repurchase as of that date are deemed outstanding for calculating the percentage of outstanding shares of the person holding these options, but are not deemed outstanding for calculating the percentage of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Somaxon Pharmaceuticals, Inc., 440 Stevens Avenue, Suite 200, Solana Beach CA, 92075.

	Beneficial Ownership
	Common Stock	Warrants Exercisable within 60 days	RSUs Issuable within 60 days(1)	Options Exercisable within 60 days(1)	Shares Beneficially Owned	Percent Beneficially Owned
5% Stockholders:
Deerfield Management 780 Third Avenue, 37th Floor, New York, NY 10017	1,117,592	—	—	—	1,117,592	15.5%

IsZo Capital LP 415 Madison Avenue, 15th Floor, New York, NY 10017	640,278	—	—	—	640,278	8.9%

Scale Venture Management I, LLC, (formerly BAVP, L.P.) 950 Tower Lane, Suite 700 Foster City, CA 94404	311,528	63,830	—	—	375,358	5.2%

Directors and Named Executive Officers:
David Hale/ Hale Trust	40,098	—	70,389	61,527	172,014	2.3%
Terry Cobb/ Procom One	4,003	—	25,027	17,673	46,703	*
Mike Eagle	4,664	—	30,057	11,980	46,701	*
Erle Mast	2,704	—	32,078	13,333	48,115	*
Faheem Hasnain	—	—	24,455	8,125	32,580	*
Kurt von Emster & Elizabeth von Emster Trust	3,385	5,319	27,679	16,042	52,425	*
Rich Pascoe	12,174	—	81,295	105,417	198,886	3.1%
Tran Nguyen	3,659	—	37,750	37,500	78,909	1.1%
Matt Onaitis	8,130	—	37,958	48,168	94,256	1.3%
Brian Dorsey	5,557	—	37,958	46,839	90,354	1.2%
All executive officers and directors as a group (10 persons)	112,504	5,319	404,646	366,604	889,072	11.1%

*	Indicates beneficial ownership of less than 1% of the outstanding stock.

(1)	Included in the “RSUs Issuable within 60 days” and “Options Exercisable within 60 days” are the following amounts presumed to vest in conjunction with the operative change in control provisions contained within the Somaxon restricted stock unit and option agreements:

	RSUs	Options
David Hale/ Hale Trust	70,389	833
Terry Cobb/ Procom One	25,027	312
Mike Eagle	30,057	365
Erle Mast	32,078	417
Faheem Hasnain	24,455	1,042
Kurt von Emster & Elizabeth von Emster Trust	27,679	365
Rich Pascoe	77,129	22,396
Tran Nguyen	35,667	13,021
Matt Onaitis	35,458	9,636
Brian Dorsey	35,458	9,636

LEGAL MATTERS

The validity of the shares of Pernix common stock to be issued in the merger will be passed upon by Jones, Walker, Waechter, Poitevent, Carrère & Denègre L.L.P. It is a condition to the merger that Pernix and Somaxon receive opinions from Jackson Walker L.L.P. and Latham & Watkins LLP, respectively, concerning the United States federal income tax consequences of the merger.

EXPERTS

Pernix

The consolidated financial statements of Pernix Therapeutics Holdings, Inc. as of December 31, 2011 and 2010 and for each of the years in the two-year period ended December 31, 2011 included in this proxy statement/ prospectus and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2011 incorporated into this proxy statement/prospectus by reference to Pernix Therapeutics Holdings, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2011 have been so included or incorporated (as applicable) in reliance upon the report of Cherry Bekaert LLP (formerly Cherry, Bekaert & Holland L.L.P.), independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

Somaxon

The financial statements as of December 31, 2011 and December 31, 2010 and for each of the three years in the period ended December 31, 2011 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2011 included in this proxy statement/prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to Somaxon’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Cypress

The consolidated financial statements of Cypress Pharmaceuticals, Inc. as of December 31, 2011 and December 31, 2010 and for each of the years in the two-year period ended December 31, 2011 included in this proxy statement/prospectus have been so included in reliance on the report of Horne LLP, an independent auditor, given on the authority of said firm as experts in auditing and accounting.

STOCKHOLDER PROPOSALS

Somaxon will hold an annual meeting in 2013 only if the merger has not already been completed.

For inclusion in the proxy statement and form of proxy relating to the Somaxon 2013 annual meeting of stockholders, should one be held, stockholder proposals submitted pursuant to Rule 14a-8 of the Exchange Act must have been received by Somaxon not later than December 24, 2012.

A Somaxon stockholder who otherwise intends to present business at the Somaxon 2013 annual meeting of stockholders, should one be held, or who wishes to nominate a person for election to the Somaxon board of directors, must comply with the Somaxon bylaws. The Somaxon bylaws require, among other things, that for nominations of persons for election to the Somaxon board of directors or the proposal of business not included in

Somaxon’s notice of meeting to be considered by the Somaxon stockholders at an annual meeting, a Somaxon stockholder must give timely written notice thereof. To be timely for the Somaxon 2013 annual meeting of stockholders, Somaxon’s corporate secretary must receive that notice not fewer than 90 nor more than 120 days in advance of the anniversary of the 2012 annual meeting. The Somaxon stockholders’ notice must contain and be accompanied by certain information as specified in the Somaxon bylaws.

OTHER MATTERS

As of the date of this proxy statement/prospectus, the Somaxon board of directors knows of no matters that will be presented for consideration at the Somaxon special meeting other than as described in this proxy statement/prospectus. If any other matters properly come before the Somaxon special meeting or any adjournments or postponements of the meeting and are voted upon, the enclosed proxy will confer discretionary authority on the individuals named as proxy to vote the shares represented by the proxy as to any other matters. The individuals named as proxies intend to vote in accordance with their best judgment as to any other matters.

WHERE YOU CAN FIND MORE INFORMATION

Pernix and Somaxon each files annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of this information at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including Pernix and Somaxon, who file electronically with the SEC. The address of that site is www.sec.gov.

Investors may also consult Pernix’s and Somaxon’s websites for more information concerning the merger described in this proxy statement/prospectus. Somaxon’s website is www.somaxon.com and Pernix’s website is www.pernixtx.com. Information included on these websites is not incorporated by reference into this proxy statement/prospectus.

Pernix has filed with the SEC a registration statement of which this proxy statement/prospectus forms a part. The registration statement registers the shares of Pernix common stock to be issued to Somaxon stockholders in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Pernix common stock. The rules and regulations of the SEC allow Pernix to omit certain information included in the registration statement from this proxy statement/prospectus.

In addition, the SEC allows Pernix to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information included directly in this proxy statement/prospectus.

This proxy statement/prospectus incorporates documents by reference which are not presented in or delivered with this proxy statement/prospectus. You should rely only on the information contained in this proxy statement/prospectus and in the documents that Pernix has incorporated by reference into this proxy statement/prospectus. No one has authorized anyone to provide you with information that is different from or in addition to the information contained in this proxy statement/prospectus and incorporated by reference into this proxy statement/prospectus.

In addition, all documents filed by Pernix pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and before the date of the Somaxon special meeting are deemed to be incorporated by reference into, and to be a part of, this proxy statement/prospectus from the date of filing of those documents.

Any statement contained in this proxy statement/prospectus or in a document incorporated or deemed to be incorporated by reference into this proxy statement/prospectus will be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained in this proxy statement/prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this proxy statement/prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

Somaxon has supplied all information contained in this proxy statement/prospectus about Somaxon, and Pernix has supplied all information contained or incorporated by reference in this proxy statement/prospectus about Pernix.

This proxy statement/prospectus incorporates by reference the documents listed below that Pernix has previously filed with the SEC; provided, however, that Pernix is not incorporating by reference any documents, portions of documents or information deemed to have been furnished and not filed in accordance with SEC rules. The following documents contain important information about Pernix, its financial condition and other matters.

Pernix Filings (File No. 001-14494)	Period
Annual Report on Form 10-K	Filed on March 29, 2012 for the fiscal year ended December 31, 2011.

Proxy Statement on Schedule 14A	Filed on April 27, 2012, in connection with the solicitation of proxies for the Pernix 2012 annual meeting of stockholders.

Quarterly Reports on Form 10-Q	Filed on May 15, 2012 for the quarterly period ended March 31, 2012, August 14, 2012 for the quarterly period ended June 30, 2012 and November 14, 2012 for the quarterly period ended on September 30, 2012.

Current Reports on Form 8-K	Filed on February 10, 2012, March 7, 2012 (Items 8.01 and 9.01), April 27, 2012, June 25, 2012, July 12, 2012, September 12, 2012, November 15, 2012 (Items 1.01, 3.02, 8.01 and 9.01), December 12, 2012 (Items 1.01 and 9.01), December 21, 2012 and January 4, 2013 (other than documents or portions of those documents not deemed to be filed).

Description of Pernix common stock contained in Pernix’s Form 8-A/A	Filed on March 15, 2010.

You can obtain any of the documents listed above from the SEC, through the SEC’s website at the address described above or from Pernix by requesting them in writing or by telephone at the following addresses:

Pernix Therapeutics Holdings, Inc.

10003 Woodloch Forest Drive

The Woodlands, Texas 77380

Attention: Investor Relations

Telephone: (832) 934-1825

These documents are available from Pernix without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

This document is a prospectus of Pernix and is a proxy statement of Somaxon for the Somaxon special meeting. Neither Pernix nor Somaxon has authorized anyone to give any information or make any representation about the merger or Pernix or Somaxon that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that Pernix has incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

INFORMATION WITH RESPECT TO SOMAXON

Business

Overview

Somaxon is a specialty pharmaceutical company focused on the in-licensing, development and commercialization of proprietary branded products and late-stage product candidates to treat important medical conditions where there is an unmet medical need and/or high-level of patient dissatisfaction, currently in the central nervous system therapeutic area. In March 2010, the FDA approved Somaxon’s NDA for Silenor ® 3mg and 6mg tablets for the treatment of insomnia characterized by difficulty with sleep maintenance. Silenor was made commercially available by prescription in the United States in September 2010.

Somaxon believes that Silenor is highly differentiated from other available insomnia treatments, and could have significant advantages in the large insomnia market. Based on data from IMS Health, in 2011 the prescription market for the treatment of insomnia grew approximately 2.2% compared to 2010 to more than 66 million prescriptions.

Silenor for Insomnia

It is estimated that approximately one-third, or 70 million, of adult Americans are affected by insomnia. One study has found that approximately 20% of those who suffer from insomnia are treated with prescription medications. Silenor was approved by the FDA for the treatment of insomnia characterized by difficulty with sleep maintenance in March 2010, and Somaxon commercially launched the product in the United States in September 2010. Somaxon believes that Silenor has the potential to offer significant benefits to patients with insomnia.

Silenor is an oral tablet formulation of doxepin at dosages of 3mg and 6mg. Doxepin has been marketed and used for over 35 years at dosages from 75mg to 300mg per day and is indicated for the treatment of depression and anxiety. However, the available dosages of doxepin for the treatment of depression and anxiety have historically been seldom used in the treatment of insomnia, as they leave many patients reporting next-day residual effects and other undesirable side effects. According to IMS Health data, doxepin accounted for less than 0.1% of the insomnia prescriptions written during 2011.

Somaxon believes that Silenor, which utilizes doxepin at low dosages of 3mg and 6mg, does not exhibit the same pharmacologic effects as high-dose doxepin. Somaxon’s clinical development program for Silenor included four Phase 3 clinical trials, and the primary efficacy endpoint achieved statistical significance in each trial. Somaxon’s clinical trials for Silenor also demonstrated a favorable safety and tolerability profile, including a low dropout rate, an adverse event profile comparable to placebo, no clinically meaningful next-day residual effects and no evidence of amnesia, complex sleep behaviors, hallucinations, tolerance or withdrawal effects.

Silenor binds to H1 receptors in the brain and blocks histamine, which is believed to play an important role in the regulation of sleep. The leading approved insomnia medications, Ambien, Lunesta and Sonata, work by binding and activating a different set of brain receptors known as gamma aminobutyric acid, or GABA, receptors. Currently approved GABA receptor-activating drugs are designated by the Drug Enforcement Administration, or DEA, as Schedule IV controlled substances, which require additional registration and administrative controls. Silenor is not designated as a controlled substance, and according to its FDA-approved labeling, Silenor does not appear to have any potential for dependency, addiction or abuse.

Somaxon’s Strategy

Somaxon’s goal is to create value for its stockholders through maximizing the potential of its marketed product Silenor, subject to its resource constraints. Somaxon also may commercialize promising products that treat medical conditions where there is an unmet medical need or a high level of patient dissatisfaction.

Specifically, Somaxon intends to:

•

Maximize the value of Silenor. Silenor was approved by the FDA for the treatment of insomnia characterized by difficulty with sleep maintenance in March 2010, and Somaxon commercially launched the product in the United States in September 2010. Somaxon believes that Silenor is highly differentiated from currently available insomnia treatments and could have significant advantages in a large market. Subject to its resource constraints, Somaxon continues to strategically invest in sales and marketing activities to maximize revenue and market share and intends to engage in life cycle management activities relating to Silenor, including potential OTC opportunities.

•

Establish collaborations and outsourcing arrangements. Somaxon has entered into strategic collaborations and outsourcing arrangements to drive growth and profitability, and will seek additional collaborations. Somaxon believes that leveraging the capabilities of third parties will allow it to add efficiency to its operations and expand its commercial reach, including potentially outside of the United States.

•

Selectively evaluate marketed products and product candidates that are differentiated. Somaxon selectively evaluates products and product candidates that are differentiated and meet unmet medical needs or address areas of patient dissatisfaction.

Disease Background and Market Opportunity

Sleep is essential for human performance, general health and well-being. Insomnia, the most common sleep complaint across all stages of adulthood, is a condition characterized by difficulty falling asleep, waking frequently during the night or too early, or waking up feeling unrefreshed. It is estimated that approximately one-third, or 70 million, of adult Americans are affected by insomnia. One study has found that only approximately 20% of those who suffer from insomnia are currently treated with prescription medications. Chronic insomnia, insomnia lasting more than four weeks, is often associated with a wide range of adverse conditions, including mood disturbances, difficulties with concentration and memory, and certain cardiovascular, pulmonary and gastrointestinal disorders. Chronic sleep deprivation has also been associated with an increased risk of depression, diabetes and obesity, among other disorders. The National Institutes of Health 2005 State-of-the-Science Conference statement on the treatment of insomnia stated that estimates placed the direct and indirect annual costs of chronic insomnia at tens of billions of dollars, but cautioned that such estimates were based on many assumptions and varied extensively.

Based on data from IMS Health, in 2011 the prescription market for the treatment of insomnia grew approximately 2.2% compared to 2010 to more than 66 million prescriptions.

Limitations of Current Therapies

According to the National Sleep Foundation, 65% of respondents reported experiencing insomnia symptoms a few nights a week. In addition, 42% of respondents often experienced awakenings during the night or waking up too early without being able to go back to sleep, which is referred to as sleep maintenance, and 26% had difficulty falling asleep, which is referred to as sleep onset. Historically, insomnia therapies have addressed sleep onset rather than sleep maintenance and duration. Newer therapies have been approved with indications for sleep maintenance, although the ability of previously-available drugs to maintain sleep throughout the night without unwanted next-day residual effects remains limited.

The current market-leading prescription products for the treatment of insomnia include GABA-receptor agonists such as Ambien, zolpidem, the generic form of Ambien, in various formulations, Ambien CR, a controlled-release formulation of Ambien, zolpidem ER, the generic form of Ambien CR, Lunesta, Sonata and zaleplon, the generic form of Sonata, in various formulations, melatonin agonists such as Rozerem, several hypnotic benzodiazepines such as temazapam (Restoril) and flurazepam (Dalmane), and sedating antidepressants such as trazodone (Desyrel).

According to physicians that Somaxon surveyed in its market research, one of the primary reasons they prescribe sedating antidepressants for the treatment of insomnia is that they generally are not associated with the risk of dependency such as that associated with GABA-receptor agonists. As a result, sedating antidepressants are not Schedule IV controlled substances, and there are no restrictions on their duration of use. As an example, it is estimated that the majority of trazodone prescriptions are prescribed off-label for the treatment of insomnia.

With respect to patients, Somaxon’s pre-launch market research indicated that the market is still underserved due in large part to characteristics associated with many of the then-marketed products. For example, 41% of patients claimed that their medication did not provide them with a full night’s sleep, almost one-third of patients claimed they woke feeling groggy, and 33% claimed to have suffered from memory impairment at some time after taking medication, with almost 80% reporting that they found memory lapse somewhat or very scary. Additionally, 24% of patients on prescription insomnia medication claimed that they were dependent on their medication and could not sleep without it.

In addition, drugs prescribed for insomnia have been associated with many other unwanted side effects, such as dry mouth, unpleasant taste, blurred vision, residual next-day effects, amnesia, hallucinations, physical and psychological dependence, complex sleep behaviors such as sleep driving, hormonal changes and gastrointestinal effects. Somaxon believes that drugs with improved tolerability would be well received by both physicians and patients and have the potential to accelerate the growth in the market.

Silenor and its Benefits

Somaxon believes that Silenor offers a number of benefits:

•

Non-scheduled. Because Silenor is not a Schedule IV controlled substance, it can be made available to physicians, facilitating initial physician and patient trial without the additional sampling regulation that applies to controlled substances.

•

Safety and tolerability. In Somaxon’s clinical trials for Silenor, there was a low dropout rate, an adverse event profile comparable to placebo and no clinically meaningful next-day residual effects, and Somaxon did not observe any amnesia, complex sleep behaviors, hallucinations, tolerance or withdrawal effects or any effect on QT interval prolongation. In addition, high-dose doxepin has been prescribed for over 40 years for depression at up to 50 times the proposed maximum dosage for the treatment of insomnia.

•

Efficacy. Silenor is indicated for the treatment of insomnia characterized by difficulty with sleep maintenance. Silenor is the first and only non-scheduled prescription sleep medication approved by the FDA for the treatment of the most commonly reported nighttime symptoms of insomnia: waking frequently during the night and/or waking too early and being unable to return to sleep. Silenor is approved for the treatment of both transient, or short term, and chronic, or long term, insomnia characterized by difficulty with sleep maintenance in both adults and elderly patients.

Commercialization

Somaxon’s commercial strategy is multi-faceted and geared toward maximizing the value of products it commercializes, subject to its resource constraints. Somaxon has been committed to driving prescriptions and market share through experienced sales representatives providing in-person promotion to high-prescribing physicians. In June 2012, Somaxon began reallocating its commercial resources relating to Silenor, including by eliminating vacant and/or unprofitable field sales territories, and focusing greater resources on other activities to better support its in-person promotional efforts. Somaxon is currently utilizing a sales force of 10 field-based representatives, supplemented by two telephonic sales representatives.

In addition, under Somaxon’s exclusive collaboration with Paladin Labs Inc., or Paladin, Paladin has the right to commercialize Silenor in Canada, South America and Africa, subject to the receipt of marketing approval in each such territory (approval has been secured in Canada), and under Somaxon’s exclusive collaboration with CJ CheilJedang Corporation, or CJ, CJ has the right to commercialize Silenor in South Korea, subject to the receipt of marketing approval in South Korea.

Technology In-License

In a license agreement entered into in August 2003, which was amended and restated in September 2010, Somaxon acquired the exclusive, worldwide license from ProCom One, Inc., or ProCom, to certain patents to develop and commercialize low dosages of doxepin for the treatment of insomnia. Although patent protection for the current dosage form is limited to the United States, Somaxon’s license to these low-dose doxepin patents is a worldwide license. The term of the license extends until the last licensed patent expires, which is expected to occur no earlier than 2020. The license agreement is terminable at any time by Somaxon with 30 days’ notice if it believes that the use of the product poses an unacceptable safety risk or if it fails to achieve a satisfactory level of efficacy. Either party may terminate the agreement with 30 days’ notice if the other party commits a material breach of its obligations and fails to remedy the breach within 90 days, or upon the filing of bankruptcy, reorganization, liquidation, or receivership proceedings relating to the other party.

Technology Out-Licenses

Paladin

In June 2011, Somaxon entered into a license agreement with Paladin under which Paladin has the right to commercialize Silenor in Canada, South America, the Caribbean and Africa, subject to the receipt of marketing approval in each such territory. Paladin obtained regulatory approval in Canada on December 17, 2012. Somaxon also granted to Paladin a right of first negotiation with respect to additional doxepin products it may develop in the licensed territories and a right of first negotiation relating to rights to develop and market Silenor as an over-the-counter medication in the licensed territories.

As consideration for the license, Paladin paid Somaxon an upfront payment of $0.5 million. Paladin also purchased 2,184,769 shares of Somaxon common stock for an aggregate purchase price of $5.0 million. Once Silenor is commercialized in the licensed territories, Somaxon will also be eligible to receive sales-based milestone payments of up to $128.5 million as well as a tiered double-digit percentage of net sales in the licensed territories. Paladin will be responsible for regulatory submissions for Silenor in the licensed territories and will have the exclusive right to commercialize Silenor in the licensed territories. Governance of the collaboration will occur through a joint committee. In December 2012, Somaxon announced that Paladin had received approval from Health Canada of Paladin’s New Drug Submission for Silenor (doxepin) for the treatment and symptomatic relief of insomnia characterized by frequent nocturnal awakening and/or early morning awakenings.

The term of the license agreement runs until the later of the last date on which Silenor is sold by Paladin in the licensed territories or 15 years from the first commercial sale of Silenor in the licensed territories. Somaxon may terminate the license agreement on a country-by-country basis in specified key countries upon 60 days’ prior written notice if the first commercial sale has not occurred in such country within 12 months of the date on which marketing approval was obtained in such country. Somaxon may also terminate the license agreement upon 60 days’ prior written notice if it is unable to license rights to a third party’s intellectual property and such failure would reasonably be expected to result in a claim from such third party alleging intellectual property infringement or misappropriation. Either party may terminate the license agreement upon an uncured material breach by the other party, upon the bankruptcy or insolvency of the other party, or a force majeure event that lasts for at least 120 days.

In connection with the license agreement, Somaxon also entered into a supply agreement with Paladin under which Somaxon supplies Paladin with all of its requirements for Silenor during the term of the license agreement or until Paladin procures its own supply of Silenor. Paladin may terminate the supply agreement upon 10 business days’ notice if Somaxon is materially unable to supply Silenor to Paladin’s requirements, and at any time if Paladin enters into a direct contractual relationship with Somaxon’s contract manufacturer for Silenor. Somaxon may terminate the supply agreement upon 180 days prior written notice if there is a regulatory change or safety consideration that would have a material adverse effect on the global supply chain and at any time on six months’ prior notice after April 30, 2013.

CJ

In April 2012, Somaxon entered into a license agreement with CJ under which CJ has the exclusive right to commercialize Silenor in South Korea, subject to the receipt of marketing approval. Somaxon has also granted to CJ a right of first negotiation with respect to doxepin isomer or metabolite products that Somaxon may develop in South Korea.

As consideration for the license, CJ paid Somaxon an upfront payment of $0.6 million. Once Silenor is commercialized in South Korea, Somaxon will also be eligible to receive sales-based milestone payments as well as a royalty based on net sales in South Korea. CJ will be responsible for regulatory submissions for Silenor in South Korea, and governance of the collaboration will occur through a joint committee.

The term of the license agreement runs through the longer of the expiration of the term of Somaxon’s amended and restated license agreement with ProCom or 10 years from the first commercial sale of Silenor in South Korea. Either party may terminate the license agreement upon an uncured material breach by the other party, upon the bankruptcy or insolvency of the other party, or upon a force majeure event that lasts for at least 120 days. Somaxon may also terminate the license agreement upon 60 days’ prior written notice if Somaxon is unable to license rights to a third party’s intellectual property and such failure would reasonably be expected to result in a claim from such third party alleging intellectual property infringement or misappropriation.

In connection with the license agreement, Somaxon also entered into a supply agreement with CJ under which Somaxon supplies CJ with all of its requirements for Silenor during the term of the license agreement or until CJ procures its own supply of Silenor. CJ may terminate the supply agreement upon 10 business days’ notice if Somaxon is materially unable to supply Silenor to CJ’s requirements, or if the per-unit transfer price under the agreement exceeds a specified price. CJ and Somaxon will mutually agree to terminate the supply agreement at any time if CJ enters into a direct contractual relationship with Somaxon’s manufacturer of Silenor. Somaxon may terminate the supply agreement upon 90 days prior written notice if there is a regulatory change or safety consideration that would have a material adverse effect on the global supply chain and at any time on six months’ prior notice after final FDA approval of a generic competing product for Silenor in the U.S.

Intellectual Property

Silenor Patents and Patent Applications

Somaxon is the exclusive licensee of four U.S. patents from ProCom claiming the use of low dosages of doxepin and other antidepressants. U.S. Patent No. 6,211,229, “Treatment of Transient and Short Term Insomnia,” or the ‘229 patent, covers dosages of doxepin from 0.5mg to 20mg for use in the treatment of transient insomnia and expires in February 2020.

U.S. Patent No. 5,502,047, “Treatment for Insomnia,” claims the treatment of chronic insomnia using doxepin and expires in March 2013. Due to some prior art that Somaxon identified, Somaxon initiated a reexamination of its “Treatment for Insomnia” patent. The reexamination proceedings terminated and the United States Patent and Trademark Office, or USPTO, issued a reexamination certificate narrowing certain claims, so that the broadest dosage ranges claimed by Somaxon are 0.5mg to 20mg for otherwise healthy patients with chronic insomnia and for patients with chronic insomnia resulting from depression, and 0.5mg to 4mg for all other chronic insomnia patients. Somaxon also requested reissue of this same patent to consider some additional prior art and to add intermediate dosage ranges below 10mg. In two office actions relating to this reissue request, the USPTO raised no prior art objections to 32 of the 34 claims Somaxon was seeking and raised a prior art objection to the other two, as well as some technical objections.

Each of the claims objected to by the USPTO related to dosage ranges having an upper limit of approximately 10mg or higher. After further review of the prior art submitted, the USPTO withdrew all of its prior art objections. Somaxon then determined that the proposed addition of the intermediate dosage ranges and the resolution of the technical objections no longer warranted continuation of the reissue proceeding. As a result, Somaxon elected not to continue that proceeding. Because Silenor’s approved indication is consistent with the subject matter of Somaxon’s patent claims, Somaxon believes that its licensed patents will restrict the ability of competitors to market doxepin with identical drug labeling.

Additionally, Somaxon has the exclusive license from ProCom to a third patent in the series, U.S. Patent No. 5,643,897, which is a divisional of the ‘047 patent and claims the treatment of chronic insomnia using amitriptyline, trimipramine, trazodone and mixtures thereof in a daily dosage of 0.5mg to 20mg. This patent expires in March 2013. A fourth patent to which Somaxon has an exclusive license from ProCom, U.S. Patent No. 6,344,487, claims a method of treating insomnia with low dosage forms (0.5mg to 10mg) of nortriptyline. This patent expires in June 2020.

In March 2011, Somaxon received U.S. Patent No. 7,915,307, “Methods of Improving the Pharmacokinetics of Doxepin,” or the ‘307 patent, which generally relates to dosing Silenor 3mg and 6mg tablets at least three hours after a meal to promote faster onset of action and reduce the potential for next-day residual sedation. The pharmacokinetic changes that result from dosing Silenor within three hours after a meal have important implications relating to both the efficacy and safety of the product that are described in the Silenor prescribing information. As a result, Somaxon has listed the patent in the Orange Book.

Somaxon has filed multiple other patent applications resulting from unexpected findings from its development program. A brief summary of the content of these patent applications includes:

•	Formulations and manufacturing processes,

•	Methods of preventing early awakenings and improving sleep efficiency,

•	Methods of treating insomnia without rebound insomnia or weight gain, and

•	Methods of treating insomnia in the elderly.

Somaxon has included these findings in its approved prescribing information and, if the patents issue, Somaxon expects to list them in the Orange Book. The combination of these patents, if issued, and Somaxon’s label could result in its patent protection being extended to 2028.

Silenor Patent Litigation and Settlement Agreements

Somaxon received notices from each of Actavis Elizabeth LLC and Actavis Inc., or collectively, Actavis, Mylan Pharmaceuticals Inc. and Mylan, Inc., or collectively, Mylan, Par Pharmaceutical, Inc. and Par Pharmaceutical Companies, Inc., or collectively, Par, and Zydus Pharmaceuticals USA, Inc. and Cadila Healthcare Limited (d/b/a Zydus Cadila), or collectively, Zydus, that each had filed with the FDA an Abbreviated New Drug Application, or ANDA, for a generic version of Silenor 3mg and 6mg tablets. The notices included “paragraph IV certifications” with respect to patents listed in the Orange Book for Silenor. A paragraph IV certification is a certification by a generic applicant that in the opinion of that applicant, the patent(s) listed in the Orange Book for a branded product are invalid, unenforceable, and/or will not be infringed by the manufacture, use or sale of the generic product.

Somaxon, together with ProCom, filed suit in the United States District Court for the District of Delaware against each of Actavis, Mylan, Par and Zydus. The lawsuits alleged that each of Actavis, Mylan, Par and Zydus infringed the ‘229 patent, by seeking approval from the FDA to market generic versions of Silenor 3mg and 6mg tablets prior to the expiration of this patent.

In addition, Somaxon filed suit in the United States District Court for the District of Delaware against each of Actavis, Mylan, Par and Zydus alleging that such parties infringed the ‘307 patent, by seeking approval from the FDA to market generic versions of Silenor 3mg and 6mg tablets prior to the expiration of this patent.

In July 2012 Somaxon and ProCom entered into separate settlement agreements with each of Mylan, Par and Zydus to resolve the patent litigation between the parties.

Under the settlement agreement with Mylan, Mylan has the exclusive right under the ‘229 patent and the ‘307 patent to sell an authorized generic version of Silenor under Somaxon’s NDA in the United States for a limited period beginning January 1, 2020, or earlier under certain circumstances. Such circumstances include the sale in the United States of a generic equivalent version of Silenor by a third party, and a substantial decline in Silenor prescription volume that is not within Somaxon’s sole control, subject to a formula included in the settlement agreement. After Mylan’s license to sell such authorized generic product expires, Mylan will have a non-exclusive license to sell a generic version of Silenor under Mylan’s ANDA in the United States. Under the settlement agreement, Somaxon will make payments to Mylan in recognition of the savings inuring to Somaxon in terms of the avoidance of costs and burden associated with prosecuting the litigation. The settlement agreement provides that Somaxon and Mylan will not pursue litigation activities related to Silenor, and the parties jointly filed a stipulated consent judgment and joint motion to dismiss the litigation with respect to Mylan. The settlement agreement also required Somaxon and Mylan to submit the settlement and supply agreements to the U.S. Federal Trade Commission and the U.S. Department of Justice within ten business days following the date of execution.

In connection with the settlement agreement with Mylan, Somaxon also entered into a supply agreement with Mylan under which Somaxon agreed to purchase from Mylan certain minimum amounts of its commercial requirements of Silenor 3mg and 6mg tablets. Somaxon also granted to Mylan a right of first negotiation with respect to the manufacture of commercial quantities of any additional branded pharmaceutical product containing doxepin as the sole active pharmaceutical ingredient, to the extent such product is to be manufactured by a third party. The initial term of the supply agreement is as specified in agreement and will automatically be renewed unless terminated by either party upon prior written notice prior to the expiration of the initial term or any renewal term. Somaxon has the right to terminate the supply agreement upon prior written notice if a generic form of Silenor is launched in the United States or in the event that any governmental agency takes any action, or raises any objection, that prevents Somaxon from importing, exporting, purchasing or selling Silenor. Mylan has the right to terminate the supply agreement upon prior written notice if a generic form of Silenor is launched in the United States, other than by Mylan in breach of the settlement agreement. Either party may terminate the supply agreement in the event of a material breach of the supply agreement by the other party, unless the material breach is cured within a specified period after written notice, in the event of a breach of the settlement agreement by the other party, or in the event of a force majeure event that prevents the other party’s performance for a specified period. In addition, either party may immediately terminate the supply agreement upon written notice if (1) the other party is declared insolvent or bankrupt by a court of competent jurisdiction, (2) a voluntary petition of bankruptcy is filed in any court of competent jurisdiction by the other party or (3) the supply agreement is assigned by such other party for the benefit of creditors.

Under the settlement agreement with Par, Somaxon agreed to grant Par a non-exclusive license under the ‘229 patent and the ‘307 patent to sell a generic version of Silenor in the United States 180 days after the earlier of the date that a third party’s generic version of Silenor is first sold in the United States under a license from Somaxon or a final court decision that each of such patents is not infringed, invalid or unenforceable, or earlier under certain circumstances. Par will be required to pay Somaxon royalties on its net sales of such generic product until a date specified in the agreement. The settlement agreement provides that Somaxon and Par will not pursue litigation activities related to Silenor, and the parties jointly filed a stipulated consent judgment and joint motion to dismiss the litigation with respect to Par. The settlement agreement also required Somaxon and Par to submit the settlement agreement to the U.S. Federal Trade Commission and the U.S. Department of Justice within ten business days following the date of execution.

Under the settlement agreement with Zydus, Somaxon agreed to grant Zydus a non-exclusive license under the ‘229 patent and the ‘307 patent to sell a generic version of Silenor in the United States 180 days after the earlier of the date that a third party’s generic version of Silenor is first sold in the United States under a license from Somaxon or a final court decision that each of such patents is not infringed, invalid or unenforceable, or earlier under certain circumstances. Zydus will be required to pay Somaxon royalties on its net sales of such generic product until a date specified in the agreement, and to pay Somaxon liquidated damages specified in the agreement under certain circumstances. The settlement agreement provides that Somaxon and Zydus will not pursue litigation activities related to Silenor, and the parties jointly filed a stipulated consent judgment and joint motion to dismiss the litigation with respect to Zydus. The settlement agreement also required Somaxon and Zydus to submit the settlement agreement to the U.S. Federal Trade Commission and the U.S. Department of Justice within ten business days following the date of execution.

In July 2012, the U.S. District Court for the District of Delaware entered an order dismissing the litigation with respect to each of Mylan, Par and Zydus.

In August 2012, a complaint for patent infringement was filed against Somaxon by Classen Immunotherapies, Inc., or Classen, in the United States District Court for the Central District of California. The complaint alleges that Somaxon infringed one or more claims of two of Classen’s patents by conducting one or more clinical studies relating to Silenor and seeking FDA approval for Silenor. Classen seeks damages, including for willful infringement, and attorneys’ fees. Somaxon believes that none of its activities have infringed Classen’s patents.

Somaxon intends to vigorously enforce its intellectual property rights relating to Silenor, but it cannot predict the outcome of these matters. Any adverse outcome in Somaxon’s litigation against Classen could result in damages, injunctive relief, or other remedies, and any adverse outcome in Somaxon’s litigation against Actavis one or more generic versions of Silenor being launched before the expiration of the listed patents. Such an outcome could adversely affect Somaxon’s ability to successfully execute its business strategy to increase sales of Silenor and would negatively impact its financial condition and results of operations, including causing a significant decrease in Somaxon’s revenues and cash flows.

Other Intellectual Property

Although Somaxon has taken steps to protect its trade secrets and unpatented know-how, including entering into confidentiality agreements with third parties and confidential information and inventions agreements with employees, consultants and advisors, third parties may still obtain this information or Somaxon may be unable to protect its rights. Enforcing a claim that a third party illegally obtained and is using Somaxon’s trade secrets or unpatented know-how is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secret information. Moreover, Somaxon’s competitors may independently develop equivalent knowledge, methods and know-how, and Somaxon would not be able to prevent their use.

Third Party Intellectual Property

Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which Somaxon operates. Because patent applications can take many years to issue, there may be currently pending applications, unknown to Somaxon, which may later result in issued patents that Somaxon’s products or product candidates may infringe.

Somaxon may be exposed to, or threatened with, future litigation by third parties having patent or other intellectual property rights alleging that Somaxon’s products or product candidates infringe their intellectual property rights. For example, in August 2012 a complaint for patent infringement was filed against Somaxon by Classen in the United States District Court for the Central District of California. The complaint alleges that Somaxon infringed one or more claims of two of Classen’s patents by conducting one or more clinical studies relating to Silenor and seeking FDA approval for Silenor. If any of these or other third party intellectual property rights was found to cover Somaxon’s products or product candidates or their uses, Somaxon could be required to pay damages and could be restricted from commercializing its products or from using its proprietary technologies unless Somaxon obtained a license to the intellectual property rights. A license may not be available to Somaxon on acceptable terms, if at all. In addition, during litigation, the patent holder could obtain a preliminary injunction or other equitable right, which could prohibit Somaxon from making, using or selling its products.

There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries generally. If a third party claims that Somaxon or its collaborators infringe its intellectual property rights, Somaxon may face a number of issues, including but not limited to:

•	infringement and other intellectual property claims which, with or without merit, may be expensive and time-consuming to litigate and may divert management’s attention from its core business;

•

substantial damages for infringement, including treble damages and attorneys’ fees, which Somaxon may be required to pay if a court decides that the product or product candidate at issue infringes on or violates the third party’s rights;

•

a court prohibiting Somaxon from selling or licensing the product or product candidate or using the proprietary technology unless the third party licenses its technology to Somaxon, which it is not required to do;

•	if a license is available from the third party, Somaxon may have to pay substantial royalties or fees or grant cross-licenses to its technology; and

•	redesigning Somaxon’s products or product candidates so they do not infringe, which may not be possible or may require substantial funds and time.

No assurance can be given that patents issued to third-parties do not exist, have not been filed, or could not be filed or issued, which contain claims covering Somaxon’s products or product candidates or methods. Because of the number of patents issued and patent applications filed in Somaxon’s technical areas or fields, Somaxon believes there is a risk that third parties may allege that they have patent rights encompassing Somaxon’s products or product candidates or methods.

Silenor Competition

The FDA-approved products that are currently available for the treatment of insomnia consist of sedative hypnotics, including GABA-receptor agonists, hypnotic benzodiazepines and a melatonin agonist. In addition, products such as sedating antidepressants and other products which are not approved for the treatment of insomnia are sometimes prescribed for such use.

Ambien, a GABA-receptor agonist, and its generic equivalents have historically been the market share leaders in the insomnia segment. Generic versions of Ambien (zolpidem) entered the market in April 2007. According to data obtained from IMS Health, generic versions of Ambien accounted for approximately 65% of insomnia prescriptions in 2011. In September 2005, Sanofi-Synthélabo, Inc. launched Ambien CR, a controlled-release version of Ambien. Unlike Ambien, Ambien CR is indicated for the treatment of sleep maintenance insomnia and does not have a label restriction limiting the length of time of its use. Generic versions of Ambien CR, called zolpidem ER, entered the market in October 2010. Ambien CR accounted for approximately 1% of insomnia prescriptions in 2011, zolpidem ER contributed approximately 6% and branded Ambien accounted for approximately 1% of insomnia prescriptions in 2011, according to data obtained from IMS Health.

Lunesta, marketed by Sunovion Pharmaceuticals Inc., a wholly owned subsidiary of Dainippon Sumitomo Pharma Co., Ltd., is a GABA-receptor agonist that was approved in December 2004 by the FDA and was launched in the second quarter of 2005. Lunesta accounted for approximately 7% of insomnia prescriptions in 2011 according to data obtained from IMS Health. Lunesta is indicated for the treatment of insomnia and has been shown to decrease sleep latency and increase sleep maintenance. It was the first of several products to have the short-term use restriction removed from its label.

Sonata, a GABA-receptor agonist sold by Pfizer Inc. for the treatment of insomnia, and its generic equivalents accounted for less than 0.1% of insomnia prescriptions in 2011 according to data obtained from IMS Health.

Rozerem, a melatonin receptor agonist, was launched by Takeda Pharmaceuticals North America, Inc. in September 2005 and accounted for 0.6% of insomnia prescriptions in 2011 according to data obtained from IMS Health. Rozerem is indicated for the treatment of insomnia characterized by difficulty with sleep onset. It was the first drug approved for the treatment of insomnia that is not a Schedule IV controlled substance. With the exception of Rozerem and Silenor, the approved medications for the treatment of insomnia all act on GABA receptors and are designated as Schedule IV controlled substances. Takeda Pharmaceuticals North America, Inc. conducted a clinical trial to evaluate the administration of a combination of Takeda’s product Rozerem and 3mg of doxepin in patients with insomnia. Somaxon is unaware of the results of this trial.

A number of companies are marketing reformulated versions of previously approved GABA-receptor agonists. In March 2009, Meda AB and Orexo AB received approval from the FDA for Edluar, formerly known as Sublinox, a sublingual tablet formulation of zolpidem, for the short-term treatment of insomnia. Meda and Orexo launched this product in the U.S. in September of 2009.

In December 2008, NovaDel Pharma, Inc. received approval from the FDA for ZolpiMist, an oral mist formulation of zolpidem for the short-term treatment of insomnia characterized by difficulties with sleep initiation. In November 2009, NovaDel and ECR Pharmaceuticals Company, Inc., a wholly owned subsidiary of Hi-Tech Pharmacal Co., Inc., entered into an exclusive license and distribution agreement to commercialize and manufacture ZolpiMist in the United States and Canada. ECR Pharmaceuticals launched the product in the United States in February 2011.

In November 2011, Transcept Pharmaceuticals, Inc. received approval from the FDA for Intermezzo, a low-dose sublingual tablet formulation of zolpidem. Transcept and Purdue Pharmaceutical Products L.P. have entered into an exclusive license and collaboration agreement to commercialize Intermezzo in the United States, and Purdue launched Intermezzo in April 2012.

The remaining market is comprised of older generic benzodiazepines and sedative antidepressants. In addition to the currently approved or off-label products for the treatment of insomnia, a number of new products may enter the insomnia market over the next several years. While the new entrants would bring additional competition to the insomnia market, they may also increase the awareness of insomnia and further expand the market. Additionally, Somaxon believes market growth will also be driven by the aging of the population and emerging awareness of the links between sleep, health and overall well-being.

Alexza Pharmaceuticals, Inc. has announced positive results from a Phase 1 clinical trial of an inhaled formulation of zaleplon, the active pharmaceutical ingredient in Sonata. In July 2010, Alexza announced that it was advancing this product candidate into Phase 2 clinical trials during the first half of 2011 for the treatment of insomnia in patients who have difficulty falling asleep, including those patients who awaken in the middle of the night and have difficulty falling back asleep. Somnus Therapeutics, Inc. has announced positive results from two Phase 1 clinical trials and one Phase 2 clinical trial of a delayed-release formulation of zaleplon.

Vanda Pharmaceuticals Inc. has completed two Phase 3 clinical trials of tasimelteon, a melatonin receptor agonist. Tasimelteon received orphan drug designation status for non-24-hour sleep/wake disorder in blind individuals with no light perception. Vanda plans to file an NDA with the FDA in mid-2013.

Merck & Co., Inc. has completed Phase 3 clinical trials for suvorexant, an orexin antagonist, for the treatment of insomnia and has MK-6096 and MK-3697 in Phase 2 clinical trials for the treatment of insomnia. Merck has announced that it plans to file regulatory applications for suvorexant in 2012.

Several other companies, including Sunovion Pharmaceuticals, are evaluating 5HT2 antagonists as potential hypnotics, and Eli Lilly and Company is evaluating a potential hypnotic that is a dual histamine/5HT2 antagonist. Additionally, several companies are evaluating new formulations of existing compounds and other compounds for the treatment of insomnia.

The active ingredient of Silenor is doxepin, which has been used at higher doses for over 40 years for the treatment of depression and anxiety. Doxepin is available generically in strengths as low as 10mg in capsule form, as well as in a concentrated liquid form dispensed by a marked dropper and calibrated for 5mg. Some physicians are prescribing generic 10mg doxepin capsules and generic oral solution doxepin off-label for insomnia. In addition, some managed healthcare plans are requiring the substitution of these generic doxepin products for Silenor, and some pharmacies are suggesting such substitution. Such off-label uses of generic doxepin may reduce the sales of Silenor and may put a downward pressure on the price Somaxon is able to charge for Silenor, which could ultimately limit Somaxon’s ability to generate significant revenues.

Upon the expiration of, or successful challenge to, Somaxon’s patents covering Silenor, generic competitors may introduce a generic version of Silenor at a lower price. Some generic manufacturers have also demonstrated a willingness to launch generic versions of branded products before the final resolution of related patent litigation, known as an “at-risk launch.”

Somaxon received notices from Actavis, Mylan, Par, and Zydus that each has filed with the FDA an ANDA for a generic version of Silenor 3mg and 6mg tablets. The notices included paragraph IV certifications with respect to patents listed in the Orange Book for Silenor.

Somaxon, together with ProCom, filed suit in the United States District Court for the District of Delaware against each of Actavis, Mylan, Par and Zydus. The lawsuits alleged that each of Actavis, Mylan, Par and Zydus infringed the ‘229 patent by seeking approval from the FDA to market generic versions of Silenor 3mg and 6mg tablets prior to the expiration of this patent.

In addition, Somaxon filed suit in the United States District Court for the District of Delaware against each of Actavis, Mylan, Par and Zydus alleging that such parties have infringed the ‘307 patent by seeking approval from the FDA to market generic versions of Silenor 3mg and 6mg tablets prior to the expiration of this patent.

Somaxon and ProCom have entered into separate agreements to settle this litigation with each of Mylan, Par and Zydus. Under the terms of the settlement agreement with Mylan, Mylan will be permitted to sell an authorized generic version of Silenor under Somaxon’s NDA in the United States for a limited period beginning January 1, 2020, or earlier under certain circumstances. After Mylan’s license to sell such authorized generic product expires, Mylan will have a non-exclusive license to sell a generic version of Silenor under Mylan’s ANDA in the United States. Under the settlement agreements with Par and Zydus, each of Par and Zydus will be permitted to sell a generic version of Silenor in the United States beginning 180 days after the date that a third party’s generic version of Silenor is first sold in the United States under a license from Somaxon, or earlier under certain circumstances.

Somaxon’s litigation with Actavis remains ongoing. Somaxon intends to vigorously enforce its intellectual property rights relating to Silenor, but given the unpredictability of patent litigation, it cannot predict the outcome of this matter.

Manufacturing

Somaxon has entered into a non-exclusive manufacturing services agreement with Patheon for the manufacture of commercial quantities of its Silenor 3mg and 6mg tablets. The agreement provides for an initial five-year term that began upon commencement of the manufacturing services, and thereafter automatically continues for successive twelve-month terms unless terminated by written notice at least eighteen months prior to the end of the then-current term. Either party may terminate the agreement upon written notice if the other party has failed to remedy a material breach of any of its representations, warranties or other obligations under the agreement within 60 days following receipt of written notice of such breach. In addition, either party may immediately terminate the agreement upon written notice if (1) the other party is declared insolvent or bankrupt by a court of competent jurisdiction, (2) a voluntary petition of bankruptcy is filed in any court of competent jurisdiction by such other party or (3) the agreement is assigned by such other party for the benefit of creditors. Somaxon has the right to terminate the agreement upon 30 days prior written notice in the event that any governmental agency takes any action, or raises any objection, that prevents it from importing, exporting, purchasing or selling the product candidate. In addition, Somaxon has the right to terminate the agreement upon twelve months’ prior written notice in connection with its partnering, collaboration, licensing, sublicensing, co-promotion, sale or divestiture of rights to the product candidate, provided that no such termination shall be effective before the third anniversary of the commencement date.

In connection with Somaxon’s settlement agreement with Mylan, Somaxon entered into a supply agreement with Mylan under which Somaxon agreed to purchase from Mylan certain minimum amounts of its commercial requirements of Silenor 3mg and 6mg tablets. Somaxon also granted to Mylan a right of first negotiation with respect to the manufacture of commercial quantities of any additional branded pharmaceutical product containing doxepin as the sole active pharmaceutical ingredient, to the extent such product is to be manufactured by a third party. The initial term of the supply agreement is as specified in agreement and will automatically be renewed unless terminated by either party upon prior written notice prior to the expiration of the initial term or any renewal term. Somaxon has the right to terminate the supply agreement upon prior written notice if a generic form of Silenor is launched in the United States or in the event that any governmental agency takes any action, or raises any objection, that prevents Somaxon from importing, exporting, purchasing or selling Silenor. Mylan has the right to terminate the supply agreement upon prior written notice if a generic form of Silenor is launched in the United States, other than by Mylan in breach of the settlement agreement. Either party may terminate the supply agreement in the event of a material breach of the supply agreement by the other party, unless the material breach is cured within a specified period after written notice, in the event of a breach of the settlement agreement by the other party, or in the event of a force majeure event that prevents the other party’s performance for a specified period. In addition, either party may immediately terminate the supply agreement upon written notice if (1) the other party is declared insolvent or bankrupt by a court of competent jurisdiction, (2) a voluntary petition of bankruptcy is filed in any court of competent jurisdiction by the other party or (3) the supply agreement is assigned by such other party for the benefit of creditors.

Somaxon sells Silenor through pharmaceutical wholesalers, who in turn distribute the products to retail pharmacies, mail order pharmacies, hospitals and other institutional customers. Somaxon has retained third-party service providers to perform a variety of functions related to the distribution of its products, including logistics management, sample accountability, storage and transportation.

Government Regulation

Governmental authorities in the United States and other countries extensively regulate the testing, manufacturing, labeling, storage, record-keeping, advertising, promotion, export, marketing and distribution, among other things, of pharmaceutical products. In the United States, the FDA, under the Federal Food, Drug, and Cosmetic Act and other federal statutes and regulations, subjects pharmaceutical products to rigorous review. If Somaxon does not comply with applicable requirements, it may be fined, the government may refuse to approve its marketing applications or allow it to manufacture or market its products, and Somaxon may be criminally prosecuted.

Somaxon and its manufacturers and CROs may also be subject to regulations under other federal, state, and local laws, including the Occupational Safety and Health Act, the Environmental Protection Act, the Clean Air Act and import, export and customs regulations as well as the laws and regulations of other countries.

FDA Approval Process

To obtain approval of a new product from the FDA, Somaxon must, among other requirements, submit data supporting safety and efficacy as well as detailed information on the manufacture and composition of the product and proposed labeling, including a proposed proprietary name for the product. The testing and collection of data and the preparation of necessary applications are expensive and time-consuming. The FDA may not act quickly or favorably in reviewing these applications, and Somaxon may encounter significant difficulties or costs in its efforts to obtain FDA approvals that could delay or preclude it from marketing its products.

The process required by the FDA before a new drug may be marketed in the United States generally involves the following: completion of non-clinical laboratory and animal testing in compliance with FDA regulations, submission of an IND, which must become effective before human clinical trials may begin, performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug for its intended use, and submission and approval by the FDA of an NDA. The sponsor typically conducts human clinical trials in three sequential phases, but the phases may overlap. In Phase 1 clinical trials, the product is tested in a small number of patients or healthy volunteers, primarily for safety at one or more dosages. In Phase 2 clinical trials, in addition to safety, the sponsor evaluates the efficacy of the product on targeted indications, and identifies possible adverse effects and safety risks in a patient population. Phase 3 clinical trials typically involve testing for safety and clinical efficacy in an expanded population at geographically-dispersed test sites.

Clinical trials must be conducted in accordance with the FDA’s good clinical practices requirements. The FDA may order the partial, temporary or permanent discontinuation of a clinical trial at any time or impose other sanctions if it believes that the clinical trial is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. The institutional review board, or IRB, generally must approve the clinical trial design and patient informed consent at each clinical site and may also require the clinical trial at that site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions.

The applicant must submit to the FDA the results of the non-clinical and clinical trials, together with, among other things, detailed information on the manufacture and composition of the product and proposed labeling, in the form of an NDA, including payment of a user fee, unless the applicant qualifies for a waiver of the user fee. The FDA reviews all NDAs submitted before it accepts them for filing and may request additional information rather than accepting an NDA for filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the policies agreed to by the FDA under the Prescription Drug User Fee Act of 1992, or PDUFA, the FDA has ten months in which to complete its review of a standard NDA and respond to the applicant. The review process and the PDUFA goal date may be extended by three months if the FDA requests or the NDA sponsor otherwise provides additional information or clarification regarding information already provided in the submission within the three months prior to the PDUFA goal date. If the FDA’s evaluations of the NDA and the clinical and manufacturing procedures and facilities are favorable, the FDA may issue an approval letter, authorizing commercial marketing of the drug for a specified indication. If the FDA is not sufficiently satisfied with the information in the NDA to issue an approval letter, the FDA may issue a complete response letter, which usually will describe all of the specific deficiencies that the FDA has identified in the

NDA and when possible, recommend actions that the NDA sponsor may take to address the identified deficiencies.

On March 18, 2010, the FDA notified Somaxon that it approved its NDA for Silenor 3mg and 6mg tablets for the treatment of insomnia characterized by difficulty with sleep maintenance.

Section 505(b)(1) New Drug Applications

The approval process described above is premised on the applicant being the owner of, or having obtained a right of reference to, all of the data required to prove the safety and effectiveness of a drug product. This type of marketing application, sometimes referred to as a “full” or “stand-alone” NDA, is governed by Section 505(b)(1) of the Federal Food, Drug, and Cosmetic Act. A Section 505(b)(1) NDA contains full reports of investigations of safety and effectiveness, which includes the results of non-clinical studies and clinical trials, together with detailed information on the manufacture and composition of the product, in addition to other information.

Section 505(b)(2) New Drug Applications

As an alternate path to FDA approval for new indications, formulations or strengths of previously-approved products, a company may file a Section 505(b)(2) NDA, instead of a “stand-alone” or “full” NDA filing under Section 505(b)(1) as described above. Section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act was enacted as part of the Drug Price Competition and Patent Term Restoration Act of 1984, otherwise known as the Hatch-Waxman Amendments. Section 505(b)(2) permits the submission of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. The Hatch-Waxman Amendments permit the applicant to rely upon the FDA’s findings of safety and effectiveness for an approved product or on published information. Somaxon submitted its NDA for Silenor under Section 505(b)(2), and as such it relied, in part, on the FDA’s previous findings of safety and effectiveness for doxepin.

To the extent that the Section 505(b)(2) applicant is relying on the FDA’s findings for an already-approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the FDA’s Orange Book publication. Specifically, the applicant must certify that: (1) the required patent information relating to the listed patent has not been filed in the NDA for the approved product; (2) the listed patent has expired; (3) the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or (4) the listed patent is invalid or will not be infringed by the manufacture, use or sale of the new product. A certification that the new product will not infringe the already approved product’s Orange Book-listed patents or that such patents are invalid is called a paragraph IV certification. If the applicant does not challenge the listed patents, the Section 505(b)(2) application will not be approved until all the listed patents claiming the referenced product have expired. The Section 505(b)(2) application may also not be approved until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the referenced product has expired.

Notwithstanding the approval of many products by the FDA pursuant to Section 505(b)(2), over the last few years, certain brand-name pharmaceutical companies and others have objected to the FDA’s interpretation of Section 505(b)(2). If these companies successfully challenge the FDA’s interpretation of Section 505(b)(2), the FDA may be required to change its interpretation of Section 505(b)(2). This could delay or even prevent the FDA from approving any future Section 505(b)(2) NDA that Somaxon submits.

Regulatory Status and Requirements

In connection with the approval of its NDA for Silenor, the FDA imposed certain requirements upon Somaxon. The FDA has required Somaxon to implement a risk evaluation and mitigation strategy, or REMS, consisting of a medication guide. Somaxon is also required to complete a standard clinical trial assessing the safety and efficacy of Silenor in children aged 6 to 16 pursuant to the Pediatric Research Equity Act of 2003, or PREA, and to submit the final results of this trial by March 2015.

The Hatch-Waxman Act

Under the Hatch-Waxman Act, newly-approved drugs and indications benefit from a statutory period of non-patent marketing exclusivity. The Hatch-Waxman Act provides five-year marketing exclusivity to the first applicant to gain approval of an NDA for a new chemical entity, meaning that the FDA has not previously approved any other new drug containing the same active moiety. Hatch-Waxman prohibits the submission of an ANDA, or a Section 505(b)(2) NDA for another version of such drug during the five-year exclusive period; however, submission of an ANDA or Section 505(b)(2) NDA containing a paragraph IV certification is permitted after four years, which may trigger a 30-month stay of approval of the ANDA or Section 505(b)(2) NDA. Protection under Hatch-Waxman will not prevent the submission or approval of another full NDA; however, the subsequent applicant would be required to conduct its own non-clinical and adequate and well-controlled clinical trials to demonstrate safety and effectiveness. The Hatch-Waxman Act also provides three years of marketing exclusivity for the approval of new and supplemental NDAs, including Section 505(b)(2) NDAs, for, among other things, new indications, formulations, or strengths of an existing drug, if new clinical investigations that were conducted or sponsored by the applicant are essential to the approval of the application. Somaxon received three years of marketing exclusivity for Silenor, expiring in March 2013.

Pediatric Exclusivity

The Best Pharmaceuticals for Children Act, which was signed into law January 4, 2002, and which reauthorized Section 111 of the 1997 FDA Modernization Act, provides in some cases an additional six months of exclusivity for new or marketed drugs for specific pediatric studies conducted at the written request of the FDA. PREA authorizes the FDA to require pediatric studies for drugs to ensure the drugs’ safety and efficacy in children. PREA requires that certain NDAs or supplements to NDAs contain data assessing the safety and effectiveness for the claimed indication in all relevant pediatric subpopulations. Dosing and administration must be supported for each pediatric subpopulation for which the drug is safe and effective. The FDA may also require this data for approved drugs that are used in pediatric patients for the labeled indication, or where there may be therapeutic benefits over existing products. The FDA may grant deferrals for submission of data, or full or partial waivers from PREA. Somaxon received a waiver from PREA requirements for children under age 6, and a deferral of submission of final pediatric study data until March 2015 for children aged 6 to 16.

Other Regulatory Requirements

Any approved product that Somaxon markets may also be subject to a number of post-approval regulatory requirements. If Somaxon seeks to make certain changes to an approved product, such as promoting or labeling a product for a new indication, making certain manufacturing changes or product enhancements or adding labeling claims, it will need FDA review and approval before the change can be implemented. While physicians may use products for indications that have not been approved by the FDA, FDA rules do not permit Somaxon to label or promote the product for an indication that has not been approved. Securing FDA approval for new indications or product enhancements and, in some cases, for manufacturing and labeling claims, is generally a time-consuming and expensive process that may require Somaxon to conduct clinical trials under the FDA’s IND regulations. Even if such studies are conducted, the FDA may not approve any change in a timely fashion, or at all. In addition, adverse experiences associated with use of the products must be reported to the FDA, and FDA rules govern how Somaxon can label, advertise or otherwise commercialize its products.

There are post-marketing safety surveillance requirements that Somaxon will need to meet to continue to market an approved product. The FDA also may, in its discretion, require additional post-marketing testing and surveillance to monitor the effects of approved products or place conditions on any approvals that could restrict the sale or use of these products. The FDA has required Somaxon to utilize a REMS to ensure that the benefits of

Silenor outweigh its risks. A REMS can include information to accompany the product, such as a patient package insert or a medication guide, a communication plan, elements to assure safe use, and an implementation system, and must include a timetable for assessment of the REMS. Somaxon’s REMS for Silenor consists of a medication guide. In addition, the FDA may require modifications to the REMS at a later date if warranted by new safety information. Any future requirements imposed by the FDA may require substantial expenditures.

The FDA has also requested that all manufacturers of sedative-hypnotic drug products modify their product labeling to include stronger language concerning potential risks. These risks include severe allergic reactions and complex sleep-related behaviors, which may include sleep-driving. The FDA also recommended that the drug manufacturers conduct clinical studies to investigate the frequency with which sleep-driving and other complex behaviors occur in association with individual drug products. Somaxon’s approved label for Silenor includes warnings relating to risks of complex sleep behaviors.

In addition to FDA restrictions on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict certain marketing practices in the pharmaceutical industry in recent years. These laws include anti-kickback statutes and false claims statutes. The federal healthcare program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other. Violations of the anti-kickback statute are punishable by imprisonment, criminal fines, civil monetary penalties and exclusion from participation in federal healthcare programs. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to have a false claim paid. Several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly inflating drug prices they report to pricing services, which in turn are used by the government to set Medicare and Medicaid reimbursement rates, and for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. In addition, certain marketing practices, including off-label promotion, may also violate false claims laws. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

In addition, Somaxon and the manufacturers upon which it relies for the manufacture of its products are subject to requirements that drugs be manufactured, packaged and labeled in conformity with cGMP. To comply with cGMP requirements, manufacturers must continue to spend time, money and effort to meet requirements relating to personnel, facilities, equipment, production and process, labeling and packaging, quality control, record-keeping and other requirements. The FDA periodically inspects drug manufacturing facilities to evaluate compliance with cGMP requirements.

Also, as part of the sales and marketing process, pharmaceutical companies frequently provide samples of approved drugs to physicians. This practice is regulated by the FDA and other governmental authorities, including, in particular, requirements concerning record-keeping and control procedures.

In 2010, the U.S. Congress enacted legislation to reform the healthcare system. A major goal of the healthcare reform law was to provide greater access to healthcare coverage for more Americans. Accordingly, the healthcare reform law requires individual U.S. citizens and legal residents to maintain qualifying health coverage, imposes certain requirements on employers with respect to offering health coverage to employees, amends insurance regulations regarding when coverage can be provided and denied to individuals, and expands existing government healthcare coverage programs to more individuals in more situations. Among other things, the healthcare reform law specifically:

•	established annual, non-deductible fees on any entity that manufactures or imports certain branded prescription drugs, beginning in 2011;

•	increased minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program, retroactive to January 1, 2010;

•	redefined a number of terms used to determine Medicaid drug rebate liability, including average manufacturer price and retail community pharmacy, effective October 2010;

•	extended manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations, effective March 2010;

•

expanded eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals beginning April 2010 and by adding new mandatory eligibility categories for certain individuals with income at or below 133 percent of the Federal Poverty Level beginning in 2014, thereby potentially increasing manufacturers’ Medicaid rebate liability;

•	established a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research;

•

required manufacturers to participate in a coverage gap discount program, under which they must agree to offer 50 percent point-of-sale discounts off of negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D, beginning 2011; and

•	increased the number of entities eligible for discounts under the Public Health Service pharmaceutical pricing program, effective January 2010.

Some states are also considering legislation that would control the prices of drugs, and state Medicaid programs are increasingly requesting manufacturers to pay supplemental rebates and/or requiring prior authorization by the state program. It is likely that federal and state legislatures and health agencies will continue to focus on additional healthcare reform in the future.

There have been a number of other legislative and regulatory proposals aimed at changing the healthcare system and pharmaceutical industry, including reductions in the cost of prescription products, changes in the levels at which consumers and healthcare providers are reimbursed for purchases of pharmaceutical products, proposals concerning reimportation of pharmaceutical products and proposals concerning safety matters. For example, in an attempt to protect against counterfeit drugs, the federal government and numerous states have enacted pedigree legislation. In particular, California has enacted legislation that requires development of an electronic pedigree to track and trace each prescription drug at the saleable unit level through the distribution system. California’s electronic pedigree requirement is scheduled to take effect beginning in January 2015.

Outside of the United States, Somaxon or its partners’ ability to market its products will also depend on receiving marketing authorizations from the appropriate regulatory authorities. The foreign regulatory approval process includes all of the risks associated with the FDA approval process described above. The requirements governing the conduct of clinical trials and marketing authorization vary widely from country to country.

Third-Party Reimbursement and Pricing Controls

In the United States and elsewhere, sales of pharmaceutical products depend in significant part on the availability of reimbursement to the consumer from third-party payors, such as government and private insurance plans. Third-party payors are increasingly challenging the prices charged for medical products and services. It is and will continue to be time-consuming and expensive for Somaxon or its strategic collaborators to go through the process of seeking reimbursement from Medicare and private payors. Somaxon’s products may not be considered cost effective, and coverage and reimbursement may not be available or sufficient to allow Somaxon to sell its products on a competitive and profitable basis.

In many foreign markets, including Canada, South Korea and the countries in the European Union, pricing of pharmaceutical products is subject to governmental control. In the United States, there have been, and Somaxon expects that there will continue to be, a number of federal and state proposals to implement similar governmental pricing control.

While Somaxon cannot predict whether such legislative or regulatory proposals will be adopted, the adoption of such proposals could have a material adverse effect on its business, financial condition and profitability.

Employees

As of December 31, 2012, Somaxon had 20 employees, consisting of manufacturing, regulatory affairs, sales, marketing and administration. Somaxon believes its relations with its employees are good.

Properties

Somaxon leases approximately 4,600 square feet of space for its headquarters in San Diego, California subject to a lease arrangement that will expire in September 2014. Somaxon has no laboratory, research or manufacturing facilities.

Legal Proceedings

Somaxon received notices from Actavis, Mylan, Par, and Zydus that each filed with the FDA an ANDA for a generic version of Silenor 3mg and 6mg tablets. The notices included paragraph IV certifications with respect patents listed in the Orange Book for Silenor.

Somaxon, together with ProCom, filed suit in the United States District Court for the District of Delaware against each of Actavis, Mylan, Par and Zydus alleging that each of Actavis, Mylan, Par and Zydus infringed the ‘229 patent by seeking approval from the FDA to market generic versions of Silenor 3mg and 6mg tablets prior to the expiration of this patent.

In addition, Somaxon filed suit in the United States District Court for the District of Delaware against each of Actavis, Mylan, Par and Zydus alleging that such parties infringed the ‘307 patent by seeking approval from the FDA to market generic versions of Silenor 3mg and 6mg tablets prior to the expiration of this patent.

In July 2012 Somaxon and ProCom One entered into separate settlement agreements with each of Mylan, Par and Zydus to resolve the patent litigation between the parties. Mylan has the exclusive right under the ‘229 patent and the ‘307 patent to sell an authorized generic version of Silenor under Somaxon’s NDA in the United States for a limited period beginning January 1, 2020, or earlier under certain circumstances. After Mylan’s license to sell such authorized generic product expires, Mylan will have a non-exclusive license to sell a generic version of Silenor under Mylan’s ANDA in the United States. Par and Zydus each have a non-exclusive license under the ‘229 patent and the ‘307 patent to sell a generic version of Silenor in the United States 180 days after the date that a third party’s generic version of Silenor is first sold in the United States under a license from Somaxon, or earlier under certain circumstances. In July 2012, the U.S. District Court for the District of Delaware entered an order dismissing the litigation with respect to each of Mylan, Par and Zydus.

On August 1, 2012, a complaint for patent infringement was filed against Somaxon by Classen in the United States District Court for the Central District of California. The complaint alleges that Somaxon infringed one or more claims of two of Classen’s patents by conducting one or more clinical studies relating to Silenor and seeking FDA approval for Silenor. Classen seeks damages, including for willful infringement, and attorneys’ fees. Somaxon believes that none of its activities has infringed Classen’s patents.

Somaxon intends to vigorously enforce its intellectual property rights relating to Silenor, but it cannot predict the outcome of ongoing or any future actions.

Selected Historical Financial Data of Somaxon

The following table sets forth Somaxon’s selected financial data as of the dates and for each of the periods presented. The selected statement of operations data for the years ended December 31, 2011, 2010 and 2009, and the balance sheet data as of December 31, 2011 and 2010 have been derived from Somaxon’s audited financial statements included elsewhere in this proxy statement/prospectus. The selected statement of operations data for the years ended December 31, 2008 and 2007, and the balance sheet data as of December 31, 2009, 2008 and 2007 have been derived from Somaxon’s audited financial statements which are not included in this proxy statement/prospectus. The financial data for each of the nine months ended and as of September 30, 2012 and 2011 is derived from Somaxon’s unaudited financial statements included in this proxy statement/prospectus. In Somaxon’s opinion, such unaudited financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of its financial position and results of operations for such periods. Interim results for the nine months ended and as of September 30, 2012 and 2011 are not necessarily indicative of future results. You should read the selected historical financial data below together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with Somaxon’s audited and unaudited financial statements and related notes included elsewhere in this proxy statement/prospectus.

	Nine Months Ended September 30,		Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	amounts in thousands, except per share data
Statement of Operations Data:
Revenues
Net product sales	$7,805	$12,240	$16,155	$1,382	$—	$—	$—
License fee revenue	420	—	—	—	—	—	—

Total revenues	8,225	12,240	16,155	1,382	—	—	—

Operating Costs and Expenses
Cost of sales	779	1,478	2,493	244	—	—	—
Selling, general and administrative	14,276	56,767	69,758	36,579	10,874	18,809	15,614
Paragraph IV settlement	2,000	—	—	—	—	—	—
Research and development	—	1,118	1,296	3,566	4,337	16,546	12,694
License fees	—	—	—	—	(999)	165	490

Total operating costs and expenses	17,055	59,363	73,547	40,389	14,212	35,520	28,798

Loss from operations	(8,830)	(47,123)	(57,392)	(39,007)	(14,212)	(35,520)	(28,798)
Interest and other income	45	30	52	262	30	903	2,387
Interest and other expense	—	(1,925)	(1,940)	(68)	(261)	(2,610)	—

Net loss	$(8,785)	$(49,018)	$(59,280)	$(38,813)	$(14,443)	$(37,227)	$(26,411)

Basic and diluted net loss per share	$(1.39)	$(8.52)	$(10.19)	$(9.24)	$(5.51)	$(16.29)	$(11.62)

Shares used to calculate net loss per share	6,310	5,755	5,818	4,199	2,619	2,285	2,273

	As of September 30,		As of December 31,
	2012	2011	2011	2010	2009	2008	2007
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$8,156	$33,981	$10,668	$54,817	$5,165	$14,290	$37,100
Working capital	3,249	13,903	5,107	52,407	3,404	4,258	34,385
Total assets	11,729	41,623	15,859	65,131	6,411	23,717	38,717
Total debt	1,500	15,000	—	—	—	15,000	—
Accumulated deficit	(284,917)	(265,870)	(276,132)	(216,852)	(178,039)	(163,596)	(126,369)
Total stockholders’ equity	2,660	15,752	6,541	54,264	4,241	5,106	35,176

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Background

Somaxon is a specialty pharmaceutical company focused on the in-licensing, development and commercialization of proprietary branded products and product candidates to treat important medical conditions where there is an unmet medical need and/or high level of patient dissatisfaction, currently in the central nervous system therapeutic area. In March 2010, the FDA approved Somaxon’s NDA for Silenor 3mg and 6mg tablets for the treatment of insomnia characterized by difficulty with sleep maintenance. Silenor was made commercially available by prescription in the United States in September 2010.

In June 2011, Somaxon entered into agreements with Paladin under which Paladin has the right to commercialize Silenor in Canada, South America, the Caribbean and Africa, subject to the receipt of marketing approval in each such territory. In April 2012, Somaxon entered into agreements with CJ, under which CJ has the right to commercialize Silenor in South Korea, subject to the receipt of marketing approval in South Korea.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of Somaxon’s financial condition and results of operations is based on its financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires Somaxon to make estimates and assumptions that affect the reported amounts of assets, liabilities, expenses and related disclosures. Actual results could differ from those estimates. Somaxon believes the following accounting policies to be critical to the judgments and estimates used in the preparation of its financial statements.

Revenue Recognition

Product Sales

Somaxon sells Silenor to wholesale pharmaceutical distributors. Somaxon’s returned goods policy generally permits its customers to return products beginning six months before and up to twelve months after the expiration date of the product. Somaxon authorizes returns for expired products in accordance with its returned goods policy and issues credit to its customers for expired returned product. Somaxon does not exchange product from inventory for returned product. Through September 30, 2012, the dollar amount of returns received since Somaxon commenced commercial shipments of Silenor (in August 2010) has been negligible. Based on the expiration date of the Silenor product that Somaxon sold at launch, the first date that such product could be returned to Somaxon under its returned goods policy was November 1, 2012.

Somaxon recognizes product revenue from product sales when it is realized or realizable and earned. Revenue is realized or realizable and earned when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) Somaxon’s price to the buyer is fixed or determinable; and (4) collectability is reasonably assured. Revenue from sales transactions where the buyer has the right to return the product is recognized at the time of sale only if (1) Somaxon’s price to the buyer is substantially fixed or determinable at the date of sale, (2) the buyer has paid Somaxon, or the buyer is obligated to pay Somaxon and the obligation is not contingent on resale of the product, (3) the buyer’s obligation to Somaxon would not be changed in the event of theft or physical destruction or damage of the product, (4) the buyer acquiring the product for resale has economic substance apart from that provided by Somaxon, (5) Somaxon does not have significant obligations for future performance to directly bring about resale of the product by the buyer, and (6) the amount of future returns can be reasonably estimated.

Prior to the second quarter of 2011, Somaxon was unable to reasonably estimate returns. Somaxon therefore deferred revenue recognition until the right of return no longer existed, which was the earlier of Silenor being dispensed through patient prescriptions or the expiration of the right of return. Somaxon estimated patient prescriptions dispensed using an analysis of third-party information. In order to develop a methodology to reliably estimate product returns and provide a basis for recognizing revenue on sales to customers at the time of product shipment, Somaxon analyzed many factors, including, without limitation, industry data regarding product return rates, and tracked the Silenor product return history, taking into account product expiration dating at the time of shipment and levels of inventory in the wholesale channel compared to prescription units dispensed and the sell-down of its launch inventory. During the second quarter of 2011, the sell-down of its launch inventory was completed, which Somaxon believes demonstrated sufficient market acceptance of its product for purposes of its revenue recognition analysis. In addition, since product launch, Somaxon has sold product to wholesale pharmaceutical distributors at standard commercial terms utilized in the industry. As a result, Somaxon believes it can analogize to industry data regarding product return rates. Based on the sell-down of its launch inventory and the industry and internal data gathered, Somaxon believes it has the information needed to reasonably estimate product returns. As a result, in the second quarter of 2011, Somaxon began recognizing revenue for Silenor sales at the time of delivery of the product to wholesale pharmaceutical distributors and its other customers.

License and Royalty Revenue

Somaxon considers a variety of factors in determining the appropriate method of accounting for its license agreements, including whether the various deliverables within the agreement can be separated and accounted for as separate units of accounting. Where there are multiple deliverables identified within an agreement that are combined into a single unit of accounting, revenues are deferred and recognized on a straight-line basis over the expected period of performance. Where a license agreement includes multiple deliverables that are determined to have stand-alone values, Somaxon allocates arrangement consideration based on their estimated relative fair value. Revenue is recognized for each individual deliverable after there are no further performance obligations, the related consideration is fixed and determinable and collectability is reasonably assured. For deliverables with continuing performance obligations, Somaxon recognizes revenue over the expected performance period using either a proportional performance or straight-line method depending on whether it can reasonably estimate the level of effort required to complete its performance obligations under the arrangement.

Somaxon is entitled to sales-based milestone payments and royalty revenues under the terms of its license agreements. Somaxon will recognize these revenues once the earnings process is complete and payment is reasonably assured.

Product Sales Discounts and Allowances

Somaxon records product sales discounts and allowances at the time of sale and reports revenue net of such amounts in the same period that product sales are recorded. In determining the amount of product sales discounts and allowances, Somaxon must make significant judgments and estimates. If actual results vary from its estimates, Somaxon may need to adjust these estimates, which could have an effect on product revenue in the period of adjustment. Somaxon’s product sales discounts and allowances and the specific considerations it uses in estimating these amounts include:

Prompt Pay Discounts. As an incentive for prompt payment, Somaxon offers a 2% cash discount to customers. Somaxon calculates the discount based on the gross amount of each invoice as it expects that all customers will comply with the contractual terms to earn the discount. Somaxon records the discount as an allowance against accounts receivable and a corresponding reduction of revenue. At September 30, 2012 and December 31, 2011, the allowance for prompt pay discounts was $26,000 and $39,000, respectively.

Patient Discount Programs. Somaxon offers discount programs to patients of Silenor under which the patient receives a discount on his or her prescription. Somaxon reimburses pharmacies for these discounts through third-party vendors. Somaxon estimates the total amount that will be redeemed based on the dollar amount of the discounts, the timing and quantity of distribution and historical redemption rates. Somaxon accrues the discounts and recognize a corresponding reduction of revenue. At September 30, 2012 and December 31, 2011, the accrual for patient discount programs was $316,000 and $414,000, respectively.

Distribution Service Fees. Somaxon pays distribution services fees to each wholesaler for distribution and inventory management services. Somaxon accrues for these fees based on contractually defined terms with each wholesaler and recognize a corresponding reduction of revenue. At September 30, 2012 and December 31, 2011, the accrual for distribution service fees was $186,000 and $319,000, respectively.

Chargebacks. Somaxon provides discounts to federal government qualified entities with whom it has contracted. These federal entities purchase products from the wholesalers at a discounted price, and the wholesalers then charge back to Somaxon the difference between the current retail price and the contracted price the federal entity paid for the product. Somaxon accrues chargebacks based on contract prices and sell-through sales data obtained from third party information. At September 30, 2012 and December 31, 2011, the accrual for chargebacks was $41,000 and $24,000, respectively.

Rebates. Somaxon participates in certain rebate programs, which provide discounted prescriptions to qualified insured patients. Under these rebate programs, Somaxon pays a rebate to the third-party administrator of the program. Somaxon accrues rebates based on contract prices, estimated percentages of product sold to qualified patients and estimated levels of inventory in the distribution channel. Its accrual consists of: (1) the amount expected to be incurred based on the current quarter’s product sold, (2) an accrual for unpaid rebates relating to prior quarters, and (3) an accrual for rebates relating to estimated inventory in the distribution channel. Somaxon’s estimate of utilization is based on partial claims history data received, third-party data, and information about its expected patient population. At September 30, 2012 and December 31, 2011, the accrual for rebates was $1,682,000 and $1,896,000, respectively.

Product Returns. Somaxon estimates future product returns based upon actual returns history, product expiration dating analysis, estimated inventory levels in the distribution channel, and industry data regarding product return rates for similar products. There is a time lag between the date Somaxon determines the estimated allowance and when it receives product returns and issue credits to customers. Changes in facts and circumstances arising during this interval may result in adjustments to Somaxon’s estimated allowance being recorded over several periods, which would impact its operating results in those periods. At September 30, 2012 and December 31, 2011, the allowance for product returns was $774,000 and $255,000, respectively. Based on the expiration date of the Silenor product Somaxon sold at launch, the first date that such product could be returned to Somaxon under its returned goods policy was November 1, 2012. If actual results vary from Somaxon’s estimates, it would adjust these estimates, which would have an effect on net product revenue in the period of adjustment.

To the extent that Somaxon expands its managed care rebate programs and discount programs to offset patients’ out of pocket costs, Somaxon would expect product sales discounts and allowances to increase.

The following table summarizes the activity for the nine months ended September 30, 2012 associated with product sales discounts and allowances, with amounts shown in thousands:

	Prompt Pay Discounts	Patient Discount Fees	Distribution Service Fees	Charge- backs and Rebates	Product Returns	Total
Balance at January 1, 2012	$39	$414	$319	$1,920	$255	$2,947
Current period provision	253	658	856	2,456	530	4,753
Payments and other credits	(266)	(756)	(989)	(2,653)	(11)	(4,675)

Balance at September 30, 2012	$26	$316	$186	$1,723	$774	$3,025

Cost of Product Sales

Cost of product sales includes the costs to manufacture, package, and ship Silenor, including personnel costs associated with manufacturing oversight, as well as royalties and amortization of capitalized license fees associated with Somaxon’s license agreement with ProCom.

Inventory

Somaxon’s inventories are valued at the lower of weighted average cost or net realizable value. Somaxon analyzes its inventory levels quarterly and writes down inventory that has become obsolete, or has a cost basis in excess of its expected net realizable value, as well as any inventory quantities in excess of expected requirements. Expired inventory is disposed of and the related costs are written off. Somaxon did not record any significant write- downs of obsolete or excess inventory during the year ended December 31, 2011 or the three or nine months ended September 30, 2012.

Capitalized License Fees

License fees related to Somaxon’s intellectual property are capitalized once technological feasibility has been established. Determining when technological feasibility has been achieved, and determining the related amortization period for capitalized intellectual property, requires the use of estimates and subjective judgment. Costs incurred to in-license Somaxon’s product candidates subsequent to FDA approval of its NDA for Silenor have been capitalized and recorded as an intangible asset. Capitalized amounts are amortized on a straight line basis over approximately ten years.

Share-based Compensation

Share-based compensation expense for employees and directors is recognized in the statement of operations based on estimated amounts, including the grant date fair value, the probability of achieving performance conditions and the expected service period for awards with conditional vesting provisions. For stock options, Somaxon estimates the grant date fair value using the Black-Scholes valuation model which requires the use of multiple subjective inputs, including an estimate of future volatility and the expected terms of the awards. Somaxon’s stock did not have a readily available market prior to its initial public offering in December 2005, creating a relatively short history from which to obtain data to estimate volatility for Somaxon’s stock price. Consequently, Somaxon estimates its expected future volatility based on a combination of both comparable companies and its own stock price volatility to the extent such history is available. Somaxon’s future volatility may differ from its estimated volatility at the grant date. Somaxon estimates the expected term of its options using guidance provided by the SEC in Staff Accounting Bulletins No. 107 and No. 110. This guidance provides a formula-driven approach for determining the expected term. Share-based compensation recorded in Somaxon’s statement of operations is based on awards expected to ultimately vest and has been reduced for estimated forfeitures. Somaxon’s estimated forfeiture rates may differ from actual forfeiture rates which would affect the amount of expense recognized during the period. Estimated forfeitures are adjusted to actual amounts as they become known.

Somaxon recognizes the value of the portion of the awards that are expected to vest on a straight-line basis over the awards’ requisite service periods. The requisite service period is generally the time over which Somaxon’s share-based awards vest. Some of Somaxon’s share-based awards vested upon achieving certain performance conditions, generally pertaining to the commercial performance of Silenor or the achievement of other strategic objectives. Share-based compensation expense for awards with performance conditions is recognized over the period from the date the performance condition is determined to be probable of occurring through the time the applicable condition is met. If the performance condition is not considered probable of being achieved, then no expense is recognized until such time as the performance condition is considered probable of being met. At that time, expense is recognized over the period during which the performance condition is likely to be achieved. Determining the likelihood and timing of achieving performance conditions is a subjective judgment made by Somaxon’s management which may affect the amount and timing of expense related to these share-based awards. Share-based compensation is adjusted to reflect the value of options which ultimately vest as such amounts become known in future periods. As a result of these subjective and forward-looking estimates, the actual value of Somaxon’s stock options realized upon exercise could differ significantly from those amounts recorded in Somaxon’s financial statements.

Results of Operations

Comparisons of the Three Months Ended September 30, 2012 and 2011

Product Sales. Net product sales represent sales of Silenor for which Somaxon has recognized revenue, and are summarized in the following table (in thousands, except percentages).

	Three Months Ended September 30,		Change
	2012	2011	Dollar	Percent
Gross product sales	$3,286	$5,397	$(2,111)	(39)%
Sales discounts and allowances
Prompt pay discount	(64)	(108)	44	(41)%
Patient discount programs	(139)	(272)	133	(49)%
Distribution service fees	(233)	(356)	123	(35)%
Rebates and chargebacks	(531)	(949)	418	(44)%
Product returns and other discounts	(185)	(36)	(149)	414%

Total discounts and allowances	(1,152)	(1,721)	569	33%

Total net product sales	$2,134	$3,676	$(1,542)	(42)%

Somaxon recognized net product sales of $2.1 million and $3.7 million for the three months ended September 30, 2012 and 2011, respectively. The decrease in net product sales for the three months ended September 30, 2012 is associated with a reduction in promotional activity resulting from the cost savings initiatives implemented by Somaxon in the fourth quarter of 2011 as well as the lower level of demand due to inventory management measures taken by Somaxon’s wholesaler distributors in response to the reduction in the level of Silenor prescription activity.

Sales discounts and allowances totaled $1.2 million for the three months ended September 30, 2012, compared to $1.7 million for the same period in 2011. As a percentage of gross sales, the discounts and allowances were 35.1% and 31.9% for the three months ended September 30, 2012 and 2011, respectively. The increase in sales discounts as a percentage of gross product sales is primarily due to the expansion of Somaxon’s participation in rebate programs with managed care organizations and an increase in its allowance for product returns due to a reduction in the level of Silenor prescription activity, the introduction of the bottle configuration of Silenor into the market in the first quarter of 2012, and an increase in the days of on-hand inventory held by certain of Somaxon’s wholesale distributors in the second half of 2012.

Cost of Product Sales. Cost of product sales includes the costs to manufacture, package, and ship Silenor, including personnel costs associated with manufacturing oversight, as well as royalties and amortization of capitalized license fees associated with Somaxon’s license agreement. Cost of product sales is summarized in the following table (in thousands, except percentages).

	Three Months Ended September 30,		Change
	2012	2011	Dollar	Percent
Cost of product sales	$240	$454	$(214)	(47)%

Somaxon recognized cost of product sales of $0.2 million and $0.5 million for the three months ended September 30, 2012 and 2011, respectively, relating to product sales. The decrease in cost of product sales expense was due to the decline in product sales as well as the reduction in personnel and related costs resulting from cost reduction initiatives Somaxon implemented in the fourth quarter of 2011. Gross profit was $1.9 million and $3.2 million for the three months ended September 30, 2012 and 2011, respectively. Expressed as a percentage of net product sales, gross margin was 88.8% and 87.6% for the three months ended September 30, 2012 and 2011, respectively.

Selling, General and Administrative Expenses. Somaxon’s selling, general and administrative expenses consist primarily of salaries, benefits, share-based compensation expense, the costs of Somaxon’s sales representatives, royalties paid to its former co-promotion partner, personnel costs and other promotional spending and consulting costs, advertising and market research costs, insurance and facility costs, and professional fees related to its marketing, administrative, finance, human resources, legal and internal systems support functions.

Selling, general and administrative expenses are summarized in the following table (in thousands, except percentages).

	Three Months Ended September 30,		Change
	2012	2011	Dollar	Percent
Sales and marketing	$1,375	$13,936	$(12,561)	(90)%
General and administrative	3,002	4,165	(1,163)	(28)%

Total selling, general and administrative expense	$4,377	$18,101	$(13,724)	(76)%

Selling and marketing expenses totaled $1.4 million and $13.9 million for the three months ended September 30, 2012 and 2011, respectively. Of this, share-based compensation expense totaled $16,000 and $1.0 million for the three months ended September 30, 2012 and 2011, respectively. The decrease in Somaxon’s selling and marketing expenses of $12.6 million in comparison to the prior year was primarily due to the reduction in the scope of its commercial operations and marketing activities which it implemented during the fourth quarter of 2011.

General and administrative expenses totaled $3.0 million and $4.2 million for the three months ended September 30, 2012 and 2011, respectively. Of this, share-based compensation expense totaled $0.6 million for each of the three months ended September 30, 2012 and 2011. The decrease in Somaxon’s general and administrative expenses of $1.2 million in comparison to the prior year was primarily due to the reduction in its headcount and other cost savings initiatives implemented by Somaxon during the fourth quarter of 2011.

Paragraph IV Settlement. In July 2012, Somaxon entered into agreements to resolve patent litigation. In connection with these settlements, Somaxon will make certain payments over a period of time which resulted in a Paragraph IV settlement expense being recognized by it in the third quarter of 2012.

Research and Development Expense. Research and development expenses are summarized in the following table (in thousands, except percentages).

	Three Months Ended September 30,		Change
	2012	2011	Dollar	Percent
Personnel and other costs	$—	$139	$(139)	(100)%
Share-based compensation expense	—	103	(103)	(100)%

Total research and development expense	$—	$242	$(242)	(100)%

Somaxon’s most significant research and development expenses have typically consisted of salaries, benefits and share-based compensation expense related to its research and development personnel. In connection with its other cost reduction initiatives implemented during the fourth quarter of 2011, Somaxon discontinued all of its ongoing research and development activities. Previously, research and development costs were incurred in connection with ongoing product development efforts.

Comparisons of the Nine Months Ended September 30, 2012 and 2011

Product Sales. Net product sales are summarized in the following table (in thousands, except percentages).

	Nine Months Ended September 30,		Change
	2012	2011	Dollar	Percent
Gross product sales	$12,558	$16,509	$(3,951)	(24)%
Sales discounts and allowances
Prompt pay discount	(253)	(327)	74	(23)%
Patient discount programs	(658)	(865)	207	(24)%
Distribution service fees	(856)	(1,087)	231	(21)%
Rebates and chargebacks	(2,456)	(1,596)	(860)	54%
Product returns and other discounts	(530)	(394)	(136)	35%

Total discounts and allowances	(4,753)	(4,269)	(484)	11%

Total net product sales	$7,805	$12,240	$(4,435)	(36)%

Somaxon recognized net product sales of $7.8 million and $12.2 million for the nine months ended September 30, 2012 and 2011, respectively. In the second quarter of 2011, Somaxon began recognizing revenue for sales of Silenor at the time of delivery of the product to its wholesale pharmaceutical distributors and its other customers resulting in a one-time increase in net product sales of $3.2 million from the recognition of previously deferred product sales revenue. Additionally, net product sales for the nine months ended September 30, 2012 declined as a result of a reduction in promotional activity resulting from the cost savings initiatives implemented by Somaxon in the fourth quarter of 2011, as well as the lower level of demand due to inventory management measures taken by its wholesaler distributors in response to the reduction in the level of Silenor prescription activity.

Sales discounts and allowances totaled $4.8 million for the nine months ended September 30, 2012, compared to $4.3 million for the same period in 2011. As a percentage of gross sales, the discounts and allowances were 37.8% and 25.9% for the nine months ended September 30, 2012 and 2011, respectively. The increase in sales discounts as a percentage of gross product sales is primarily due to the expansion of Somaxon’s participation in rebate programs with managed care organizations and an increase in its allowance for product returns due to a reduction in the level of Silenor prescription activity, the introduction of the bottle configuration of Silenor into the market in the first quarter of 2012, and an increase in the days of on-hand inventory held by certain of its wholesale distributors in the second half of 2012.

License Fee Revenue. License fee revenues were $0.4 million for the nine months ended September 30, 2012, and represent revenues associated with Somaxon’s agreements with CJ. There were no similar revenues in the comparable prior year period.

Cost of Product Sales. Cost of sales is summarized in the following table (in thousands).

	Nine Months Ended September 30,		Change
	2012	2011	Dollar	Percent
Cost of product sales	$779	$1,478	$(699)	(47)%

Somaxon recognized cost of product sales of $0.8 million and $1.5 million for the nine months ended September 30, 2012 and 2011, respectively. The decrease in cost of product sales expense was due to the decline in product sales as well as the reduction in personnel and related costs resulting from cost reduction initiatives Somaxon implemented in the fourth quarter of 2011. Gross profit was $7.0 million and $10.8 million for the nine months ended September 30, 2012 and 2011, respectively. Expressed as a percentage of net product sales, gross margin was 90.0% and 87.9% for the nine months ended September 30, 2012 and 2011, respectively.

Selling, General and Administrative Expenses. Selling, general and administrative expenses are summarized in the following table (in thousands, except percentages).

	Nine Months Ended September 30,		Change
	2012	2011	Dollar	Percent
Sales and marketing	$4,846	$42,295	$(37,449)	(89)%
General and administrative	9,430	14,472	(5,042)	(35)%

Total selling, general and administrative expense	$14,276	$56,767	$(42,491)	(75)%

Selling and marketing expenses totaled $4.8 million and $42.3 million for the nine months ended September 30, 2012 and 2011, respectively. Of this, share-based compensation expense totaled $63,000 and $1.7 million for the nine months ended September 30, 2012 and 2011, respectively. The decrease in Somaxon’s selling and marketing expenses of $37.4 million in comparison to the prior year was primarily due to the reduction in the scope of its commercial operations and marketing activities which it implemented during the fourth quarter of 2011. During the first quarter of 2012, Somaxon also negotiated reductions in amounts included in accounts payable at December 31, 2011 resulting in a $0.3 million reduction of selling and marketing expenses for the first quarter of 2012.

General and administrative expenses totaled $9.4 million and $14.5 million for the nine months ended September 30, 2012 and 2011, respectively. Of this, share-based compensation expense totaled $1.9 million and $2.1 million for the nine months ended September 30, 2012 and 2011, respectively. The decrease in Somaxon’s general and administrative expenses of $5.0 million in comparison to the prior year was primarily due to the reduction in its headcount and other cost savings initiatives implemented by Somaxon during the fourth quarter of 2011.

Paragraph IV Settlement. In July 2012, Somaxon entered into agreements to resolve patent litigation. In connection with these settlements, Somaxon will make certain payments over a period of time which resulted in a Paragraph IV settlement expense being recognized by Somaxon in the third quarter of 2012.

Research and Development Expense. Research and development expenses are summarized in the following table (in thousands, except percentages).

	Nine Months Ended September 30,		Change
	2012	2011	Dollar	Percent
Personnel and other costs	$—	$721	$(721)	(100)%
Share-based compensation expense	—	397	(397)	(100)%

Total research and development expense	$—	$1,118	$(1,118)	(100)%

In connection with Somaxon’s other cost reduction initiatives implemented during the fourth quarter of 2011, it discontinued all of its ongoing research and development activities. Previously, research and development costs were incurred in connection with ongoing product development efforts.

Comparisons of the Years Ended December 31, 2011, 2010 and 2009

Product Sales. Net product sales for the years ended December 31, 2011, 2010, and 2009 are summarized in the following table (in thousands, except percentages).

	Years Ended December 31,			Dollar Change		Percentage Change
				2011 vs. 2010	2010 vs. 2009	2011 vs. 2010	2010 vs. 2009
	2011	2010	2009
Gross product sales	$22,747	$1,704	$—	$21,043	$1,704	1,235%	N/A
Sales discounts and allowances
Prompt pay discount	(451)	(32)	—	(419)	(32)	1,309%	N/A
Patient discount programs	(1,210)	(56)	—	(1,154)	(56)	2,061%	N/A
Distribution service fees	(1,508)	(118)	—	(1,390)	(118)	1,178%	N/A
Chargebacks and rebates	(2,882)	(2)	—	(2,880)	(2)	144,000%	N/A
Product returns and other discounts	(541)	(114)	—	(427)	(114)	375%	N/A

Total discounts and allowance	(6,592)	(322)	—	(6,270)	(322)	1,947%	N/A

Total net product sales	$16,155	$1,382	—	$14,773	$1,382	1,069%	N/A

Product sales represent sales of Silenor for which Somaxon has recognized revenue. Somaxon recognized net product sales of $16,155,000 and $1,382,000 for the years ended December 31, 2011 and 2010, respectively, and had no product sales for the year ended December 31, 2009 as sales of Silenor commenced in the third quarter of 2010. Sales discounts and allowances totaled $6,592,000, $322,000 and $0 for the years ended December 31, 2011, 2010, and 2009, respectively. As a percentage of gross sales, the reductions were 29.0% for the year ended December 31, 2011 and 18.9% for the year ended December 31, 2010. The net increases in gross product sales and sales discounts and allowances are due to growth of sales of Silenor since the commencement of Silenor sales in the third quarter of 2010. The increase in sales discounts and allowances as a percentage of gross product sales is primarily due to an expansion in Somaxon’s participation in payor rebate programs.

Cost of Sales. Cost of sales includes the costs to manufacture, package, and ship Silenor, including personnel costs associated with manufacturing oversight, as well as royalties associated with Somaxon’s license agreement. Cost of sales for the years ended December 31, 2011, 2010, and 2009 are summarized in the following table (in thousands, except percentages).

	Years Ended December 31,			Dollar Change		Percentage Change
				2011 vs. 2010	2010 vs. 2009	2011 vs. 2010	2010 vs. 2009
	2011	2010	2009
Cost of sales	$2,493	$244	$—	$2,249	$244	922%	N/A

Somaxon recognized cost of sales of $2,493,000 and $244,000 for the years ended December 31, 2011 and 2010, respectively, relating to product with respect to which revenue was recognized. The net increase was due to growth of sales of Silenor since the commencement of Silenor sales in the third quarter of 2010. Somaxon had no cost of sales for the year ended December 31, 2009 as sales of Silenor commenced in the third quarter of fiscal 2010. Cost of sales for the year ended December 31, 2011 included a write-down of $0.6 million for potentially excess inventory. There was no similar write-downs during the year ended December 31, 2010. Gross profit was $13,662,000 and $1,138,000 for the years ended December 31, 2011 and 2010, respectively. Expressed as a percentage of net product sales, gross margin was 84.6% in 2011 and 82.3% in 2010.

Selling, General and Administrative Expense. Somaxon’s selling, general and administrative expenses consist primarily of salaries, benefits, share-based compensation expense, advertising and market research costs, insurance and facility costs, and professional fees related to its marketing, administrative, finance, human resources, legal and internal systems support functions. Selling, general and administrative expenses for the years ended December 31, 2011, 2010 and 2009 are summarized in the following tables (in thousands, except percentages).

	Years Ended December 31,			Dollar Change		Percentage Change
				2011 vs. 2010	2010 vs. 2009	2011 vs. 2010	2010 vs. 2009
	2011	2010	2009
Sales and marketing	$51,327	$24,591	$1,461	$26,736	$23,130	109%	1,583%
General and administrative	18,431	11,988	9,413	6,443	2,575	54%	27%

Total net product sales	$69,758	$36,579	$10,874	$33,179	$25,705	91%	236%

Selling and marketing expenses increased $26.7 million for the year ended December 31, 2011 compared to the same period in 2010 primarily due to an increase in costs associated with the commercial activities of Silenor as Silenor was initially made commercially available during the third quarter of 2010. These costs included the costs of Somaxon’s sales representatives, royalties paid to its co-promotion partner, personnel costs and other promotional spending and consulting costs. The net increase was also partially due to additional share-based compensation expense being recorded during the second half of 2011 related to the accelerated vesting of certain share-based awards. General and administrative expenses increased $6.4 million for 2011 primarily due to an increase in salary and benefits expense resulting from an increase in overall headcount during 2011 compared to 2010 as well as an increase in legal expenses related to Silenor paragraph IV litigation. This increase was offset by a decrease in share-based compensation expense due to higher share-based compensation expense during 2010 as a result of vesting of performance-based equity awards upon FDA approval of the NDA for Silenor and the execution of the co-promotion agreement with P&G.

Selling and marketing expenses increased $23.1 million for the year ended December 31, 2010 compared to the same period in 2009 due to the costs associated with the commercial activities and launch of Silenor in 2010. Launch costs included the training and deployment of Somaxon’s sales representatives, sample distribution, and other promotional spending and consulting costs. General and administrative expenses increased $2.6 million for 2010 compared to 2009 primarily due to an increase in salary and benefits expense resulting from an increase in overall headcount in 2010 compared to 2009.

Research and Development Expense. Somaxon’s most significant research and development costs during 2011 were salaries, benefits, and share-based compensation expense related to its research and development personnel. Research and development expense for the years ended December 31, 2011, 2010 and 2009 are summarized in the following table (in thousands, except percentages).

	Years Ended December 31,			Dollar Change		Percentage Change
				2011 vs. 2010	2010 vs. 2009	2011 vs. 2010	2010 vs. 2009
	2011	2010	2009
Personnel and other costs	$834	$2,272	$2,811	$(1,438)	$(539)	(63)%	(19)%
Share-based compensation	462	1,294	1,526	(832)	(232)	(64)%	(15)%

Total research and development expense	$1,296	$3,566	$4,337	$(2,270)	$(771)	(64)%	(18)%

Research and development expense decreased $2.3 million for the year ended December 31, 2011 compared to the same period in 2010 primarily due to lower personnel and other costs and share-based compensation expense. Personnel and other costs attributable to research and development personnel decreased primarily due to costs associated with the process validation for the packaging of Silenor which were incurred in 2010. Share-based compensation expense attributable to research and development personnel decreased due to recognition of compensation costs associated with the vesting of performance-based equity awards upon FDA approval of the NDA for Silenor in the first half of 2010 and the execution of the co-promotion agreement with P&G in 2010.

Research and development expense decreased $0.8 million for the year ended December 31, 2010 compared to the same period in 2009 primarily due to lower development expenses and share-based compensation expense. Silenor development expenses decreased because of the lower level of activity relating to both the NDA and non-clinical studies during 2010 as compared to 2009. Share-based compensation was lower in 2010 as 2009 included the additional cost of Somaxon’s one-time stock option exchange program that was completed in June 2009 and the impact of accelerated option vesting arrangements under severance-related agreements.

Somaxon is unable to estimate with certainty its future research and development expenses in part because it cannot forecast with any degree of certainty whether it will potentially pursue the development of other product candidates, when such arrangements will be secured, if at all, and to what degree such arrangements would affect its development plans and capital requirements.

License fees. License fees for the years ended December 31, 2011, 2010 and 2009 are summarized in the following table (in thousands, except percentages).

	Years Ended December 31,			Dollar Change		Percentage Change
				2011 vs. 2010	2010 vs. 2009	2011 vs. 2010	2010 vs. 2009
	2011	2010	2009
License fees	$—	$—	$(999)	$—	$999	0%	(100)%

Somaxon had no license fees expense for the years ended December 31, 2011 and 2010. In March 2009, Somaxon entered into an agreement with a third party to mutually terminate its license for nalmefene. Pursuant to the termination agreement, the third party paid Somaxon a termination fee which Somaxon included as a reduction of license fees for the year ended December 31, 2009.

Interest and Other Income. Interest and other income for the years ended December 31, 2011, 2010 and 2009 are summarized in the following table (in thousands, except percentages).

	Years Ended December 31,			Dollar Change		Percentage Change
				2011 vs. 2010	2010 vs. 2009	2011 vs. 2010	2010 vs. 2009
	2011	2010	2009
Interest and other income	$52	$262	$30	$(210)	$232	(80)%	733%

Interest and other income decreased $0.2 million for the year ended December 31, 2011 compared to the same period in 2010 primarily due to the one time grant of $0.2 million that Somaxon was awarded in 2010 under the Qualifying Therapeutic Discovery Project program included in the Patient Protection and Affordable Health Care Act of 2010.

Interest and other income increased $0.2 million for the year ended December 31, 2010 compared to the same period in 2009 primarily due to the receipt of this grant in 2010.

Interest and Other Expense. Interest and other expense for the years ended December 31, 2011, 2010 and 2009 are summarized in the following table (in thousands, except percentages).

	Years Ended December 31,			Dollar Change		Percentage Change
				2011 vs. 2010	2010 vs. 2009	2011 vs. 2010	2010 vs. 2009
	2011	2010	2009
Interest and other expense	$(1,940)	$(68)	$(261)	$(1,872)	$293	2,753%	(74)%

Interest and other expense increased $1.9 million for the year ended December 31, 2011 compared to the same period in 2010 primarily due to interest expense incurred in connection with Somaxon’s loan agreement with Oxford Finance Corporation, or Oxford, and Silicon Valley Bank, or SVB, which Somaxon entered into in August 2011 and repaid in full in December 2011.

Interest and other expense decreased $0.2 million for the year ended December 31, 2010 compared to the same period in 2009 due to the repayment in full of Somaxon’s debt obligations in March 2009.

Liquidity and Capital Resources

As of September 30, 2012, Somaxon had $8.2 million in cash and cash equivalents which consisted of cash on deposit at financial institutions, including funds invested in money market accounts. If the merger with Pernix is not consummated, Somaxon will need to obtain additional funds to finance its operations. Actual financial results for the period of time through which Somaxon’s financial resources will be adequate to support its operations could vary based upon many factors, including but not limited to Silenor sales performance, the actual cost of commercial activities and any potential litigation expenses Somaxon may incur.

Since inception, Somaxon’s operations have been financed primarily through the sale of equity securities and the proceeds from the exercise of warrants and stock options. Somaxon has incurred losses from operations and negative cash flows since its inception, and expects to continue to incur losses and have negative cash flows from operations in the foreseeable future if the merger with Pernix is not consummated as it continues its commercial activities for Silenor, commercializing any other products to which it obtains rights and potentially pursuing the development of other product candidates. Based on Somaxon’s recurring losses, negative cash flows from operations and working capital levels, Somaxon will need to raise substantial additional funds to finance its operations. If Somaxon is unable to maintain sufficient financial resources, including by raising additional funds when needed, its business, financial condition and results of operations will be materially and adversely affected.

The report of Somaxon’s independent registered public accounting firm on its financial statements for the year ended December 31, 2011 contained an explanatory paragraph stating that Somaxon’s recurring losses raise substantial doubt about its ability to continue as a going concern.

Somaxon is solely responsible for the costs relating to the sales and marketing of Silenor in the United States, which include the costs associated with its field-based sales force. The efforts of Somaxon’s sales force are complemented by on-line and other non-personal promotional initiatives that target both physicians and patients. Somaxon is also focused on ensuring broad patient access to Silenor by negotiating agreements with leading commercial managed care organizations and with government payors. Somaxon’s commercial activities relating to Silenor are likely to result in the need for substantial additional funds. Somaxon’s future capital uses and requirements depend on numerous forward-looking factors. These factors include but are not limited to the following:

•	its success in generating cash flows from sales of Silenor;

•	the costs of establishing or contracting for commercial programs and resources, and the scope of the commercial programs and resources Somaxon pursues;

•	the terms and timing of any future collaborative, licensing and other arrangements that Somaxon may establish;

•

the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights, and any costs relating to arrangements entered into to settle intellectual property litigation;

•	the extent to which Somaxon acquires or in-licenses new products, technologies or businesses;

•	the rate of progress and cost of any future non-clinical studies, any future clinical trials and other development activities;

•	the scope, prioritization and number of development programs Somaxon pursues; and

•	the effect of competing technological and market developments.

In August 2011, Somaxon entered into an at-the-market equity sales agreement, or sales agreement, with Citadel Securities LLC, or Citadel. However, there can be no assurance that Somaxon can or will consummate sales based on prevailing market conditions or in the quantities or at the prices that it deems appropriate. Somaxon or Citadel may terminate the sales agreement at any time. Sales of shares pursuant to the sales agreement will have a dilutive effective on the holdings of Somaxon’s existing stockholders, and may result in downward pressure on the price of Somaxon’s common stock. Somaxon has two effective shelf registration statements on Form S-3 filed with the SEC under which it may offer from time to time any combination of debt securities, common and preferred stock and warrants. However, the rules and regulations of the SEC or other regulatory agencies may restrict its ability to conduct certain types of financing activities, or may affect the timing of and the amounts Somaxon can raise by undertaking such activities. For example, under current SEC regulations, because the aggregate market value of Somaxon’s common stock held by non-affiliates, or its public float, is less than $75 million, the amount that Somaxon can raise through primary public offerings of securities in any twelve-month period using one or more registration statements on Form S-3 is limited to an aggregate of one-third of its public float. Somaxon’s July 2012 offering of stock and warrants was a primary offering using one of its effective shelf registration statements on Form S-3 and was subject to this limitation. Additional equity financing will be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. There can be no assurance that Somaxon would be successful in selling securities under its shelf registration statements based on prevailing market conditions or in the quantities or at the prices that it deems appropriate.

Somaxon will not be able to make sales of its common stock pursuant to the sales agreement unless certain conditions are met, which include the accuracy of representations and warranties made to Citadel under the sales agreement; compliance with laws; and the continued listing of Somaxon’s stock on the Nasdaq Capital Market.

In December 2011, Somaxon received a letter from the Listing Qualifications Department of the Nasdaq Stock Market, or Nasdaq, informing the company that because the closing bid price of its common stock listed on Nasdaq was below $1.00 for 30 consecutive trading days, Somaxon did not comply with the minimum closing bid price requirement for continued listing on the Nasdaq Capital Market under Nasdaq Marketplace Rule 5550(a)(2). In June 2012, Somaxon received a second letter from the Listing Qualifications Department of the Nasdaq Stock Market notifying it that it had been granted an additional 180-day compliance period, or until December 10, 2012, to regain compliance with the $1.00 per share minimum closing bid price requirement under Nasdaq Marketplace Rule 5550(a)(2). Nasdaq’s determination was based on Somaxon meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the Nasdaq Capital Market, with the exception of the bid price requirement, and Somaxon’s written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary.

On October 5, 2012, Somaxon’s stockholders voted to approve an amendment to the company’s Amended and Restated Certificate of Incorporation to effect a reverse stock split of its outstanding common stock at an exchange ratio of one-for-eight, and a decrease in the number of authorized shares of its common stock to 25,000,000 shares, subject to the authority of Somaxon’s board of directors to abandon such amendment. On October 10, 2012, Somaxon’s board of directors authorized such amendment, and the company filed a Certificate of Amendment to effect such amendment with the Secretary of State of the State of Delaware on October 11, 2012. The reverse stock split became effective as the close of trading on Nasdaq on October 11, 2012, and Somaxon’s common stock began trading on a post-split basis beginning on October 12, 2012.

On October 26, 2012, Somaxon received notice from Nasdaq indicating that because Somaxon had maintained a closing bid price of its common stock of at least $1.00 per share for a minimum of 10 consecutive business days, it had regained compliance with Nasdaq Marketplace Rule 5550 (a)(2).

In December 2011 Somaxon hired Stifel Nicolaus as a strategic advisor to assist it in identifying and evaluating strategies to maximize stockholder value by leveraging its rights in Silenor. The exploration of strategic alternatives resulted in this merger. The inability to complete this merger or enter into a strategic transaction that is not successful or on attractive terms, could accelerate Somaxon’s needs for cash and make securing funding on reasonable terms more difficult. In addition, if Somaxon raises additional funds through collaborations or other strategic transactions, it may be necessary to relinquish potentially valuable rights to its potential products or proprietary technologies, or grant licenses on terms that are not favorable to Somaxon.

If the merger with Pernix is not consummated, Somaxon intends to obtain any additional funding it requires through public or private equity or debt financings, strategic relationships, assigning receivables or royalty rights, or other arrangements and Somaxon cannot assure such funding will be available on reasonable terms, or at all. Additional equity financing will be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants.

If Somaxon’s efforts in raising additional funds when needed are unsuccessful, Somaxon may be required to delay, scale-back or eliminate plans or programs relating to its business, relinquish some or all rights to Silenor or renegotiate less favorable terms with respect to such rights than it would otherwise choose or cease operating as a going concern. In addition, if Somaxon does not meet its payment obligations to third parties as they come due, Somaxon may be subject to litigation claims. Even if Somaxon was successful in defending against these claims, litigation could result in substantial costs and be a distraction to management, and it may have unfavorable results that could further adversely impact Somaxon’s financial condition.

If Somaxon is unable to continue as a going concern, it may have to liquidate its assets and may receive less than the value at which those assets are carried on its financial statements, and it is likely that investors would lose all or a part of their investments. Somaxon’s financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Cash Flows

Net cash used in operating activities totaled $5.6 million for the nine months ended September 30, 2012, compared to $40.2 million used in operating activities in the comparable prior year period. The decrease in net cash used in operating activities was primarily due to the decrease in Somaxon’s net loss in 2012 as compared to 2011 as a result of the reduction in its headcount and other cost savings initiatives implemented by the company during the fourth quarter of 2011.

Investing activities provided $0.2 million during the nine months ended September 30, 2012, compared to $32.9 million provided during the nine months ended September 30, 2011. The cash provided by investing activities in 2011 represented the net maturities of Somaxon’s marketable securities portfolio. There was no similar activity during 2012.

Financing activities generated proceeds of $2.9 million during the nine months ended September 30, 2012, compared to $20.3 million generated in the comparable prior year period. Somaxon’s 2012 results reflect the cash flow from the sale of common stock and warrants, while Somaxon’s results for 2011 reflect proceeds of $5.5 million from the sale of common stock and $14.8 million of debt financing.

Contractual Obligations

Somaxon has entered into a license agreement with ProCom to acquire the rights to develop and commercialize Silenor under which Somaxon is obligated to pay royalties on sales of Silenor until the expiration of the applicable patents. Somaxon has also entered into other agreements, including the lease arrangement for its corporate headquarters and purchase orders with suppliers, and it has contracted with various third parties, consultants and other vendors to assist in clinical trial work, pre-clinical studies, data analysis, and activities to support the marketing of Silenor. The contracts are generally terminable at any time, but obligate Somaxon to reimburse the providers for any time or costs incurred through the date of termination. Somaxon also has employment agreements with each of its current executive officers that provide for severance payments and accelerated vesting for certain share-based awards if their employment with it is terminated under specified circumstances.

Off-Balance Sheet Arrangements

Somaxon does not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Recent Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board, or FASB, issued authoritative guidance which amended existing guidance related to the presentation of comprehensive income. Somaxon adopted this guidance on January 1, 2012. Somaxon currently presents comprehensive income (loss) consecutive to the presentation of net income (loss) within one continuous Condensed Statements of Operations and Comprehensive Loss for all periods presented. In December 2011, the FASB deferred a portion of the comprehensive income guidance for the requirement to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income. During the deferral period, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with previous presentation guidance.

Financial Statements and Supplementary Data

See the index to historical consolidated financial statements beginning on page F-1 of this registration statement.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Quantitative and Qualitative Disclosures about Market Risk

While Somaxon’s cash and cash equivalents at September 30, 2012 consisted primarily of cash, the primary objective of its investment activities, if any, is to preserve principal while maximizing the income it receives from its investments without significantly increasing risk. Historically, Somaxon’s primary exposure to market risk has been interest rate sensitivity. This means that a change in prevailing interest rates may cause the value of the investment to fluctuate. For example, if Somaxon purchases a security that was issued with a fixed interest rate and the prevailing interest rate later rises, the value of its investment will probably decline. Currently, Somaxon’s holdings are in cash, and therefore this interest rate risk is minimal. To minimize its interest rate risk going forward, Somaxon intends to continue to maintain its holdings in highly liquid investments including money market funds. If its cash balance increases significantly relative to its cash needs, Somaxon may also invest in cash equivalents and marketable securities including money market funds and United States government debt securities. In general, money market funds are not subject to market risk because the interest paid on such funds fluctuates with the prevailing interest rate. Somaxon also generally times the maturities of its investments to correspond with its expected cash needs, allowing Somaxon to avoid realizing any potential losses from having to sell securities prior to their maturities.

When Somaxon’s cash is invested, it is invested in accordance with a policy approved by Somaxon’s board of directors which specifies the categories, allocations and ratings of securities it may consider for investment. Somaxon does not believe its cash and cash equivalents will have significant risk of default or illiquidity. While Somaxon intends that any future portfolio of cash, cash equivalents and short-term investments will be well diversified, it cannot provide absolute assurance that its investments, if any, will not be subject to future adverse changes in market value.

INDEX TO HISTORICAL FINANCIAL STATEMENTS OF

SOMAXON PHARMACEUTICALS, INC.

INDEX TO HISTORICAL FINANCIAL STATEMENTS OF

PERNIX THERAPEUTICS HOLDINGS, INC.

INDEX TO HISTORICAL FINANCIAL STATEMENTS OF

CYPRESS PHARMACEUTICALS, INC.

F-i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Somaxon Pharmaceuticals, Inc.

In our opinion, the accompanying balance sheets and the related statements of operations, of stockholders’ equity and comprehensive loss and of cash flows present fairly, in all material respects, the financial position of Somaxon Pharmaceuticals, Inc. at December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which were integrated audits for 2011 and 2010). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and negative cash flows that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

San Diego, California

March 9, 2012, except for Note 13, as to which the date is

December 21, 2012

BALANCE SHEETS

(in thousands, except par value)

	December 31,
	2011	2010
ASSETS
Current assets
Cash and cash equivalents	$10,668	$21,008
Short-term investments	—	33,809
Current portion of restricted cash	50	—
Accounts receivable, net	1,950	5,584
Inventory	264	991
Other current assets	1,003	1,882

Total current assets	13,935	63,274

Long-term portion of restricted cash	201	—
Property and equipment, net	634	755
Intangibles, net	1,089	1,102

Total assets	$15,859	$65,131

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$1,774	$1,709
Accrued liabilities	7,054	5,699
Deferred revenue	—	3,459

Total current liabilities	8,828	10,867

Other long-term liabilities	490	—

Total liabilities	9,318	10,867

Commitments and contingencies: (Notes 6 and 7)

Stockholders’ equity
Preferred stock, $0.0001 par value; 10,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.0001 par value; 25,000 shares authorized; 6,010 and 5,627 shares outstanding at December 31, 2011 and 2010, respectively	1	1
Additional paid-in capital	282,672	271,116
Accumulated deficit	(276,132)	(216,852)
Accumulated other comprehensive loss	—	(1)

Total stockholders’ equity	6,541	54,264

Total liabilities and stockholders’ equity	$15,859	$65,131

STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Year ended December 31,
	2011	2010	2009
Revenue
Net product sales	$16,155	$1,382	$—

Operating costs and expenses
Cost of sales	2,493	244	—
Selling, general and administrative	69,758	36,579	10,874
Research and development	1,296	3,566	4,337
License fees	—	—	(999)

Total operating costs and expenses	73,547	40,389	14,212

Loss from operations	(57,392)	(39,007)	(14,212)
Interest and other income	52	262	30
Interest and other expense	(1,940)	(68)	(261)

Net loss	$(59,280)	$(38,813)	$(14,443)

Basic and diluted net loss per share	$(10.19)	$(9.24)	$(5.51)

Shares used to calculate net loss per share	5,818	4,199	2,619

STATEMENTS OF CASH FLOWS

(in thousands)

	Year ended December 31,
	2011	2010	2009
Cash flows from operating activities
Net loss	$(59,280)	$(38,813)	$(14,443)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation expense	5,248	6,706	6,163
Depreciation and amortization	534	347	83
Amortization of intangible assets	174	45	—
Amortization of investment discount or premium	148	132	(38)
Write-off of excess inventory	570	—	—
Write-off of prepaid sales and marketing expenses	1,339	—	—
Issuance of warrants related to repayment of loan	59	—	—
Realized gain on sale of short-term investments	1	—	—
Loss on disposal of equipment and technology development costs	—	119	2
Changes in operating assets and liabilities
Accounts receivable	3,634	(5,584)	—
Inventory	38	(991)	—
Other current and non-current assets	(405)	(1,213)	70
Accounts payable	65	1,354	(1,470)
Accrued liabilities	1,322	4,743	73
Deferred revenue and other liabilities	(2,936)	3,459	—

Net cash used in operating activities	(49,489)	(29,696)	(9,560)

Cash flows from investing activities
Purchases of property and equipment	(413)	(392)	(74)
Payments for intangible assets	(161)	(1,200)	—
Purchases of marketable securities	(3,508)	(46,457)	(2,505)
Sales and maturities of marketable securities	37,232	12,317	5,639
Restricted cash	(251)	—	8,100

Net cash provided by (used in) investing activities	32,899	(35,732)	11,160

Cash flows from financing activities
Issue common stock, net of costs	5,547	77,556	5,732
Net proceeds from issuance of debt	14,050	—	—
Net proceeds from issuance of warrants	700	—	—
Exercise of stock options	1	2,285	173
Exercise of warrants	—	1,474	1,475
Purchase of treasury stock	—	(44)	—
Repayment of debt	(14,050)	—	(15,000)

Net cash provided by (used in) financing activities	6,248	81,271	(7,620)

(Decrease) increase in cash and cash equivalents	(10,340)	15,843	(6,020)
Cash and cash equivalents at beginning of the period	21,008	5,165	11,185

Cash and cash equivalents at end of the period	$10,668	$21,008	$5,165

Non-cash investing and financing activities
Common stock issued to settle severance obligation	$—	$860	$—
Issuance of warrants related to loan agreement	—	—	44

Supplemental cash flow information
Cash paid for interest	$931	$—	$984

STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE LOSS

(In thousands, except per share amounts)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Other Accumulated Comprehensive Income (Loss)	Total

	Shares	Amount
Balance at January 1, 2009	2,304	$—	$168,693	$(163,596)	$9	$5,106
Net loss	—	—	—	(14,443)	—	(14,443)
Unrealized loss on available-for-sale securities	—	—	—	—	(9)	(9)

Comprehensive loss	—	—	—	—	—	(14,452)
Warrants issued pursuant to loan payoff	—	—	44	—	—	44
Issue common stock	638	—	5,732	—	—	5,732
Issue common stock pursuant to vesting of restricted stock units	21	—	—	—	—	—
Exercise of warrants for cash	160	—	1,475	—	—	1,475
Net share settlement of warrants	23	—	—	—	—	—
Exercise of stock options	15	—	173	—	—	173
Repurchase of restricted stock	(4)	—	—	—	—	—
Share-based compensation	—	—	6,163	—	—	6,163

Balance at December 31, 2009	3,157	—	182,280	(178,039)	—	4,241

Net loss	—	—	—	(38,813)	—	(38,813)
Unrealized loss on available-for-sale securities	—	—	—	—	(1)	(1)

Comprehensive loss	—	—	—	—	—	(38,814)
Issue common stock	1,963	1	77,555	—	—	77,556
Issue common stock to settle severance obligations	14	—	860	—	—	860
Exercise of warrants for cash	160	—	1,474	—	—	1,474
Net share settlement of warrants	41	—	—	—	—	—
Exercise of stock options	201	—	2,285	—	—	2,285
Issue common stock pursuant to vesting of restricted stock units	92	—	—	—	—	—
Repurchase of restricted stock	(1)	—	(44)	—	—	(44)
Share-based compensation	—	—	6,706	—	—	6,706

Balance at December 31, 2010	5,627	1	271,116	(216,852)	(1)	54,264

Net loss	—	—	—	(59,280)	—	(59,280)
Unrealized gains in short-term investments	—	—	—	—	1	1

Comprehensive loss	—	—	—	—	—	(59,279)
Issuance of common stock	372	—	5,547	—	—	5,547
Issue common stock pursuant to vesting of restricted stock units	11	—	—	—	—	—
Issuance of warrants related to loan agreement	—	—	760	—	—	760
Exercise of stock options	—	—	1	—	—	1
Share-based compensation expense	—	—	5,248	—	—	5,248

Balance at December 31, 2011	6,010	$1	$282,672	$(276,132)	$—	$6,541

SOMAXON PHARMACEUTICALS, INC.

Notes to Financial Statements

Note 1. Organization

Business

Somaxon Pharmaceuticals, Inc. (“Somaxon”, “the Company”, “we”, “us” or “our”) is a specialty pharmaceutical company focused on the in-licensing, development and commercialization of proprietary branded products and late-stage product candidates to treat important medical conditions where there is an unmet medical need and/or high-level of patient dissatisfaction, currently in the central nervous system therapeutic area. In March 2010, the U.S. Food and Drug Administration (“FDA”) approved our New Drug Application (“NDA”) for Silenor® 3 mg and 6 mg tablets for the treatment of insomnia characterized by difficulty with sleep maintenance. Silenor was made commercially available by prescription in the United States in September 2010. We operate in one reportable segment, which is the development and commercialization of pharmaceutical products.

Capital Resources

Since inception, our operations have been financed primarily through the sale of equity securities and the proceeds from the exercise of warrants and stock options. We have incurred losses from operations and negative cash flows since our inception, and we expect to continue to incur substantial losses for the foreseeable future as we continue our commercial activities for Silenor, commercialize any other products to which we obtain rights and potentially pursue the development of other product candidates. Based on our recurring losses, negative cash flows from operations and working capital levels, we will need to raise substantial additional funds to finance our operations. If we are unable to maintain sufficient financial resources, including by raising additional funds when needed, our business, financial condition and results of operations will be materially and adversely affected.

In August 2011, we entered into an at-the-market equity sales agreement with Citadel Securities LLC (“Citadel”). However, there can be no assurance that Citadel will be successful in consummating such sales based on prevailing market conditions or in the quantities or at the prices that we deem appropriate. Citadel or the Company is permitted to terminate the sales agreement at any time. Sales of shares pursuant to the sales agreement will have a dilutive effect on the holdings of our existing stockholders, and may result in downward pressure on the price of our common stock.

We commercially launched Silenor in September 2010 with 110 sales representatives provided to us on an exclusive basis under our contract sales agreement with Publicis Touchpoint Solutions, Inc. (“Publicis”), managed by our sales management personnel, and an additional 105 sales representatives provided to us under our co-promotion agreement with The Procter & Gamble Distributing Company LLC (“P&G”). In February 2011, we amended our agreement with Publicis to have Publicis deploy for us an additional 35 sales representatives. Because we did not believe that the growth of Silenor revenues throughout 2011 was sufficient to support sales and marketing expenses at then-current levels, we terminated our agreements with Publicis and P&G in December 2011. At the conclusion of the contract term with Publicis, we were contractually obligated to assume financial responsibility for the remaining vehicle lease payments associated with our Publicis sales representatives. Accrued liabilities as of December 31, 2011, includes a balance due to Publicis of $0.6 million, which represents all amounts owed to Publicis and all other third parties in connection with the contract sales agreement. All of our obligations associated with our contract sales agreement with Publicis were settled in full in February 2012. Effective January 3, 2012, we hired a reduced sales force of 25 sales representatives from the Publicis sales force to promote Silenor as Somaxon employees. The remainder of the Publicis sales force ceased promoting Silenor as of November 2, 2011. In addition, we terminated the employment of 28 employees in the fourth quarter of 2011.

We will need to obtain additional funds to finance our operations. Until we can generate significant cash from our operations, we intend to obtain any additional funding we require through public or private equity or debt financings, strategic relationships, assigning receivables or royalty rights, or other arrangements and we cannot assure such funding will be available on reasonable terms, or at all. Additional equity financing will be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants.

In December 2011 we hired Stifel Nicolaus Weisel as a strategic advisor to assist us in identifying and evaluating strategies to maximize stockholder value by leveraging our rights in Silenor. The exploration of strategic alternatives may not result in any agreement or transaction and, if completed, any agreement or transaction may not be successful or on attractive terms. The inability to enter into a strategic transaction, or a strategic transaction that is not successful or on attractive terms, could accelerate our need for cash and make securing funding on reasonable terms more difficult. In addition, if we raise additional funds through collaborations or other strategic transactions, it may be necessary to relinquish potentially valuable rights to our potential products or proprietary technologies, or grant licenses on terms that are not favorable to us.

If our efforts in raising additional funds when needed are unsuccessful, we may be required to delay, scale-back or eliminate plans or programs relating to our business, relinquish some or all rights to Silenor or renegotiate less favorable terms with respect to such rights than we would otherwise choose or cease operating as a going concern. In addition, if we do not meet our payment obligations to third parties as they come due, we may be subject to litigation claims. Even if we were successful in defending against these claims, litigation could result in substantial costs and be a distraction to management, and may result in unfavorable results that could further adversely impact our financial condition.

If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our financial statements, and it is likely that investors will lose all or a part of their investments. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

All highly liquid investments with maturities of three months or less at the time of purchase are considered to be cash equivalents. Investments with maturities at the date of purchase greater than three months are classified as marketable securities. At December 31, 2010, our cash and cash equivalents consisted primarily of available-for-sale securities that have an original maturity date of three months or less. At December 31, 2011, our cash and cash equivalents consisted solely of cash.

Marketable Securities

Our investments in marketable securities are classified as available-for-sale securities. Available-for-sale securities are carried at fair market value, with unrealized gains and losses reported as a component of stockholders’ equity in accumulated other comprehensive income/loss. Interest and dividend income is recorded when earned and included in interest income. Premiums and discounts on marketable securities are amortized and accreted, respectively, to maturity and included in interest income. Marketable securities with a maturity date of less than one year as of the balance sheet date are classified as short-term investments. Marketable securities with a maturity of more than one year as of the balance sheet date are classified as long-term investments. We assess the risk of impairment related to securities held in our investment portfolio on a regular basis and noted no impairment during the year ended December 31, 2011.

Concentration of Credit Risk, Significant Customers and Sources of Supply

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, and accounts receivable. We maintain accounts in federally insured financial institutions in excess of federally insured limits. We also maintain investments in money market funds and similar short-term investments that are not federally insured. However, management believes we are not exposed to significant credit risk due to the financial positions of the depository institutions in which these deposits are held and of the money market funds and other entities in which these investments are made. Additionally, we have established guidelines regarding the diversification of our investments and their maturities that are designed to maintain safety and liquidity.

We sell our product primarily to established wholesale distributors in the pharmaceutical industry. The following table sets forth customers who represented 10% or more of our revenues:

	Year ended December 31,
	2011	2010	2009
Cardinal Health	44%	—	—
McKesson.	37%	—	—
AmerisourceBergen.	12%	—	—
Integrated Commercialization Solutions, Inc.	—	100%	—

The majority of our accounts receivable balance as of December 31, 2011 represents amounts due from these three wholesale distributors. Credit is extended based on an evaluation of the customer’s financial condition. Based upon the review of these factors, we did not record an allowance for doubtful accounts at December 31, 2011 or 2010.

We rely on third-party manufacturers for the production of Silenor and single source third-party suppliers to manufacture key components of Silenor. If our third-party manufacturers are unable to continue manufacturing Silenor, or if we lost our single source suppliers used in the manufacturing process, we may not be able to meet market demand for our product.

Inventory

Our inventories are valued at the lower of weighted average cost or net realizable value. We analyze our inventory levels quarterly and write down inventory that has become obsolete or has a cost basis in excess of its expected net realizable value, as well as any inventory quantities in excess of expected requirements. We did not record a provision or write-down inventory as of December 31, 2010. We recorded a write-down of $0.6 million for excess inventory during the year ended December 31, 2011, which is included in cost of sales.

Intangible Assets

Our intangible assets consist of the costs incurred to in-license our product and technology development costs relating to our websites. Prior to the FDA approval of our NDA for Silenor, we had expensed all license fees and milestone payments for acquired development and commercialization rights to operations as incurred since the underlying technology associated with these expenditures related to our research and development efforts and had no alternative future use at the time. Costs related to our intellectual property are capitalized once technological feasibility has been established. Capitalized amounts are amortized on a straight line basis over the expected life of the intellectual property. License fees began being amortized upon the first sale of Silenor to our wholesaler in August 2010 and are being amortized over approximately ten years. Costs incurred in the planning stage of a website are expensed, while costs incurred in the development stage are capitalized and will be amortized over the expected life of the product associated with the website once the asset is placed in service. Costs incurred for other intangible assets to be used primarily on our website are capitalized and amortized over the expected useful life, which we estimate to be two years. The carrying values of our intangible assets are periodically reviewed to determine if the facts and circumstances suggest that a potential impairment may have occurred. We had no impairment of our intangible assets for the year ended December 31, 2011.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is accounted for using the straight-line method over the estimated useful life of the asset or the shorter of the lease term or the estimated useful life for leasehold improvements. Useful lives generally range from three years for computer equipment to five years for furniture, equipment and tooling. Leasehold improvements are amortized over the estimated useful life of the asset or the lease term, whichever is shorter.

Impairment of Long-Lived Assets

We assess the recoverability of our long-lived assets by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows expected to result from the use of those assets. If impairment is indicated, we measure the amount of such impairment by comparing the fair value to the carrying value. We did not consider our long-lived assets to be impaired as of December 31, 2011.

Revenue Recognition

Product Sales

We sell Silenor to wholesale pharmaceutical distributors. Our returned goods policy generally permits our customers to return products up to six months before and up to twelve months after the expiration date of the product. We authorize returns for expired products in accordance with our returned goods policy and issue credit to our customers for expired returned product. We do not exchange product from inventory for returned product. As of December 31, 2011, the dollar amount of returns received in 2011 has been negligible.

We recognize product revenue from product sales when it is realized or realizable and earned. Revenue is realized or realizable and earned when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) our price to the buyer is fixed or determinable; and (4) collectability is reasonably assured. Revenue from sales transactions where the buyer has the right to return the product is recognized at the time of sale only if (1) our price to the buyer is substantially fixed or determinable at the date of sale, (2) the buyer has paid us, or the buyer is obligated to pay us and the obligation is not contingent on resale of the product, (3) the buyer’s obligation to us would not be changed in the event of theft or physical destruction or damage of the product, (4) the buyer acquiring the product for resale has economic substance apart from that provided by us, (5) we do not have significant obligations for future performance to directly bring about resale of the product by the buyer, and (6) the amount of future returns can be reasonably estimated.

Prior to the second quarter of 2011, we were unable to reasonably estimate returns. We therefore deferred revenue recognition until the right of return no longer existed, which was the earlier of Silenor being dispensed through patient prescriptions or the expiration of the right of return. We estimated patient prescriptions dispensed using an analysis of third-party information. In order to develop a methodology to reliably estimate product returns and provide a basis for recognizing revenue on sales to customers at the time of product shipment, we analyzed many factors, including, without limitation, industry data regarding product return rates, and tracked the Silenor product return history, taking into account product expiration dating at the time of shipment and levels of inventory in the wholesale channel compared to prescription units dispensed and the sell-down of our launch inventory. During the second quarter of 2011, the sell-down of our launch inventory was completed, which we believe demonstrates sufficient market acceptance of our product for purposes of our revenue recognition analysis. In addition, since product launch, we have sold product to wholesale pharmaceutical distributors at standard commercial terms utilized in the industry. As a result, we believe we can analogize to industry data regarding product return rates. Based on the sell-down of our launch inventory and the industry and internal data gathered, we believe we have the information needed to reasonably estimate product returns. As a result, in the second quarter of 2011, we began recognizing revenue for Silenor sales at the time of delivery of the product to wholesale pharmaceutical distributors and our other customers.

License and Royalty Revenue

In June 2011, we entered into a license agreement with Paladin Labs Inc. (“Paladin”) pursuant to which Paladin has the right to commercialize Silenor in Canada, South America, the Caribbean and Africa, subject to the receipt of marketing approval in each such territory. We received an upfront payment of $500,000 in connection with the execution of this agreement. We recorded the upfront payment as deferred revenue and are recognizing the upfront payment as license revenue over the period of our significant involvement under the agreement, which we are estimating to be 15 years. As of December 31, 2011, the deferred revenue balance associated with the license agreement is $481,000, of which $448,000 is recorded as non-current and $33,000 is recorded as current within accrued liabilities. We recognized $19,000 as revenue during the year ended December 31, 2011, which is recorded in interest and other income.

If Silenor is commercialized in the licensed territories, we would be eligible to receive sales-based milestone payments of up to $128.5 million as well as a tiered double-digit percentage of net sales in the licensed territories. Due to the uncertainty surrounding the achievement of these future sales-based milestones and royalties, these potential payments will not be recognized as revenue until they are realized and earned.

Product Sales Discounts and Allowances

We record product sales discounts and allowances at the time of sale and report revenue net of such amounts in the same period that product sales are recorded. In determining the amount of product sales discounts and allowances, we must make significant judgments and estimates. If actual results vary from our estimates, we may need to adjust these estimates, which could have an effect on product revenue in the period of adjustment. Our product sales discounts and allowances and the specific considerations we use in estimating these amounts include:

Prompt Pay Discounts. As an incentive for prompt payment, we offer a 2% cash discount to customers. We calculate the discount based on the gross amount of each invoice as we expect that all customers will comply with the contractual terms to earn the discount. We record the discount as an allowance against accounts receivable and a corresponding reduction of revenue. At December 31, 2011 and 2010, the allowance for prompt pay discounts was $39,000 and $114,000, respectively.

Patient Discount Programs. We offer discount programs to patients of Silenor under which the patient receives a discount on his or her prescription. We reimburse pharmacies for these discounts through third-party vendors. We estimate the total amount that will be redeemed based on the dollar amount of the discounts, the timing and quantity of distribution and historical redemption rates. We accrue the discounts and recognize a corresponding reduction of revenue. At December 31, 2011 and 2010, the accrual for patient discount programs was $414,000 and $182,000, respectively.

Distribution Service Fees. We pay distribution services fees to each wholesaler for distribution and inventory management services. We accrue for these fees based on contractually defined terms with each wholesaler and recognize a corresponding reduction of revenue. At December 31, 2011 and 2010, the accrual for distribution service fees was $319,000 and $276,000, respectively.

Chargebacks. We provide discounts to federal government qualified entities with whom we have contracted. These federal entities purchase products from the wholesalers at a discounted price, and the wholesalers then charge back to us the difference between the current retail price and the contracted price the federal entity paid for the product. We accrue chargebacks based on contract prices and sell-through sales data obtained from third-party information. At December 31, 2011 and 2010, the accrual for chargebacks was $24,000 and $9,000, respectively.

Rebates. We participate in certain rebate programs, which provide discounted prescriptions to qualified insured patients. Under these rebate programs, we pay a rebate to the third-party administrator of the program. We accrue rebates based on contract prices, estimated percentages of product sold to qualified patients and estimated levels of inventory in the distribution channel. Our accrual consists of: (1) the amount expected to be incurred based on the current quarter’s product sold, (2) an accrual for unpaid rebates relating to prior quarters; and (3) an accrual for rebates relating to estimated inventory in the distribution channel. Our estimate of utilization is based on partial claims history data received, third-party data, and information about our expected patient population. At December 31, 2011 and 2010, the accrual for rebates was $1,896,000 and $6,000, respectively.

Product Returns. We estimate future product returns based upon actual returns history, product expiration dating analysis, estimated inventory levels in the distribution channel, and industry data regarding product return rates for similar products. There may be a significant time lag between the date we determine the estimated allowance and when we receive product returns and issue credits to customers. Due to this time lag, we may record adjustments to our estimated allowance over several periods, which would impact our operating results in those periods. At December 31, 2011, the allowance for product returns was $255,000.

Cost of Sales

Cost of sales includes the costs to manufacture, package, and ship Silenor, including personnel costs associated with manufacturing oversight, as well as royalties and amortization of capitalized license fees associated with our license agreement with ProCom One, Inc. (“ProCom”).

Share-Based Compensation Expense

Share-based compensation expense for employees and directors is recognized in the statement of operations based on estimated amounts, including the grant date fair value, the probability of achieving performance conditions and the expected service period for awards with conditional vesting provisions. We estimate the grant date fair value for our stock option awards using the Black-Scholes valuation model which requires the use of multiple subjective inputs including estimated future volatility and the expected terms of the stock option awards. Our stock did not have a readily available market prior to our initial public offering in December 2005, creating a relatively short history from which to obtain data to estimate the volatility of our stock price. Consequently, we estimate expected future volatility based on a combination of both comparable companies and our own stock price volatility to the extent such history is available. The expected term for stock options is estimated using guidance provided by the SEC in Staff Accounting Bulletin (“SAB”) No. 107 and SAB 110. This guidance provides a formula-driven approach for determining the expected term. Share-based compensation is based on awards expected to ultimately vest and has been reduced for estimated forfeitures. The estimated forfeiture rates may differ from actual forfeiture rates which would affect the amount of expense recognized during the period. Estimated forfeitures are adjusted to actual amounts as they become known.

We recognize the value of the portion of the awards that are ultimately expected to vest on a straight-line basis over the award’s requisite service period. The requisite service period is generally the time over which our share-based awards vest. Some of our share-based awards have vested and may vest upon achieving certain performance conditions, generally pertaining to the commercial performance of Silenor or the achievement of other strategic objectives. Share-based compensation expense for awards with performance conditions is recognized over the period from the date the performance condition is determined to be probable of occurring through the time the applicable condition is met. If the performance condition is not considered probable of being achieved, no expense is recognized until such time the meeting of the performance condition is considered probable.

Income Taxes

Our income tax expense consists of current and deferred income tax expense or benefit. Current income tax expense or benefit is the amount of income taxes expected to be payable or refundable for the current year. A deferred income tax asset or liability is recognized for the future tax consequences attributable to tax credits and loss carryforwards and to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2011, we have established a valuation allowance to fully reserve our net deferred tax assets. Tax rate changes are reflected in income during the period such changes are enacted. Changes in ownership may limit the amount of net operating loss carryforwards that can be utilized in the future to offset taxable income. In addition, the state of California has currently suspended the use of net operating loss carryforwards to offset taxable income.

Comprehensive Income (Loss)

Comprehensive income (loss) is net income (loss) plus certain other items that are recorded directly to stockholders’ equity, which for Somaxon consists of changes in unrealized gains and losses on marketable securities classified as available-for-sale. We report comprehensive income (loss) in the Statement of Stockholders’ Equity and Comprehensive Loss. In the event an available-for-sale security is sold prior to its maturity, the related unrealized gain or loss on the investment is recognized in the income statement on a specific identification basis. We had insignificant realized gains or losses on sales of available-for-sale securities for each of the years ended 2011 and 2009. We did not have any realized gains and losses on sales of available-for-sale securities for the year ended 2010.

Net Loss per Share

Basic earnings per share (“EPS”) excludes the effects of common stock equivalents. EPS is calculated by dividing net income or loss applicable to common stockholders by the weighted average number of common shares outstanding for the period, reduced by the weighted average number of unvested common shares outstanding subject to repurchase. Diluted EPS is computed in the same manner as basic EPS, but includes the effects of common stock equivalents to the extent they are dilutive, using the treasury-stock method. For us, basic and diluted net loss per share are equivalent because we have incurred a net loss in all periods presented, causing any potentially dilutive securities to be anti-dilutive.

Net loss per share was determined as follows (in thousands, except per share amounts):

	Year ended December 31,
	2011	2010	2009
Numerator
Net loss	$(59,280)	$(38,813)	$(14,443)

Denominator
Weighted average common shares outstanding	5,818	4,202	2,635
Weighted average unvested common shares subject to repurchase	—	(3)	(16)

Denominator for basic and diluted net loss per share	5,818	4,199	2,619

Basic and diluted net loss per share	$(10.19)	$(9.24)	$(5.51)

Weighted average anti-dilutive securities not included in diluted net loss per share
Weighted average stock options outstanding	551	446	562
Weighted average warrants outstanding	333	379	363
Weighted average restricted stock units outstanding	60	89	150
Weighted average unvested common shares subject to repurchase	—	3	16

Total weighted average anti-dilutive securities not included in diluted net loss per share	944	917	1,091

Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2009-13 “Revenue Recognition,” which provides guidance on recognizing revenue in arrangements with multiple deliverables. This standard impacts the determination of when the individual deliverables included in a multiple element arrangement may be treated as a separate unit of accounting. It also modifies the manner in which the consideration received from the transaction is allocated to the multiple deliverables and no longer permits the use of the residual method of allocating arrangement consideration. This accounting standard was effective for the first year beginning on or after June 15, 2010, with early adoption permitted. The adoption of ASU 2009-13, which occurred on January 1, 2011, did not have a material impact on our financial statements.

In December 2010, the FASB issued ASU No. 2010-27 “Other Expenses: Fees Paid to the Federal Government by Pharmaceutical Manufacturers,” which provides guidance concerning the recognition and classification of the annual fee payable by branded prescription drug manufacturers and importers on branded prescription drugs which was mandated under the health care reform legislation enacted in the United States in March 2010. Under this new authoritative guidance, the annual fee should be estimated and recognized in full as a liability upon the first qualifying commercial sale with a corresponding deferred cost that is amortized to operating expenses using a straight-line method unless another method better allocates the fee over the calendar year in which it is payable. This guidance was effective for calendar years beginning on or after January 1, 2011, when the fee initially became effective. The adoption of ASU 2010-27 did not have a material impact on our financial statements.

In May 2011, the FASB issued ASU No. 2011-04 “Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”. Some of the amendments clarify the FASB’s intent about the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. This guidance is effective for interim and annual periods beginning after December 15, 2011. We are still evaluating the potential future effects of this guidance.

In June 2011, the FASB issued ASU No. 2011-05 “Comprehensive Income: Presentation of Comprehensive Income.” Under the new guidance, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance is effective for interim and annual periods beginning after December 15, 2011. We have evaluated the potential future effects of this guidance and do not expect the adoption of ASU 2011-05 to have a material impact on our financial statements.

Note 3. Fair Value of Financial Instruments

Cash and investment holdings, accounts receivable, accounts payable and accrued liabilities are presented in the financial statements at their carrying amounts, which are reasonable estimates of fair value due to their short maturities.

The fair value of financial assets and liabilities is measured under a framework that establishes “levels” which are defined as follows: Level 1 fair value is determined from observable, quoted prices in active markets for identical assets or liabilities. Level 2 fair value is determined from quoted prices for similar items in active markets or quoted prices for identical or similar items in markets that are not active. Level 3 fair value is determined using the entity’s own assumptions about the inputs that market participants would use in pricing an asset or liability. We did not have any investment holdings as of December 31, 2011. The fair value of our investment holdings as of December 31, 2010 is summarized in the following table (in thousands):

	December 31, 2010
	Total Fair Value	Fair Value Determined Under:
		(Level 1)	(Level 2)	(Level 3)
Commercial paper	$18,415	$—	$18,415	$—
U.S. government agency securities	30,628	—	30,628	—

Total	$49,043	$—	$49,043	$—

Commercial paper and U.S. government agency securities are classified as part of either cash and cash equivalents or short-term investments in the balance sheets. The carrying value of short-term investments consisted of the following as of December 31, 2010 (in thousands):

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Market Value
Commercial paper	$18,415	$—	$—	$18,415
U.S. government agency securities	30,629	2	(3)	30,628

Total	$49,044	$2	$(3)	$49,043

Available-for-sale marketable securities with maturities of three months or less from date of purchase have been classified as cash equivalents, and amounted to $15.2 million as of December 31, 2010.

Note 4. Composition of Certain Balance Sheet Items

Accounts Receivable

Accounts receivable, net consisted of the following (in thousands):

	December 31,
	2011	2010
Accounts receivable for product sales, gross	$1,989	$5,975
Allowances for discounts	(39)	(391)

Total accounts receivable	$1,950	$5,584

Inventory

Inventory consisted of the following (in thousands):

	December 31,
	2011	2010
Work in process	$124	$207
Finished goods inventory held by the Company	140	515
Finished goods inventory held by others	—	269

Total inventory	$264	$991

Other Current Assets

Other current assets consisted of the following (in thousands):

	December 31,
	2011	2010
Deposits and other prepaid expenses	$903	$641
Prepaid sales and marketing expenses	91	529
Interest receivable	—	206
Other current assets	9	506

Total other current assets	$1,003	$1,882

During the fourth quarter of 2011, we expensed $1,339,000 of prepaid sales and marketing expenses which represented samples that we do not expect to be distributed prior to expiration.

Property and Equipment

Property and equipment consisted of the following (in thousands):

	December 31,
	2011	2010
Tooling	$867	$832
Computer equipment	481	354
Furniture and equipment	241	66
Leasehold improvements	76	—

Property and equipment, at cost	1,665	1,252
Less: accumulated depreciation and amortization	(1,031)	(497)

Property and equipment, net	$634	$755

As a result of the change in strategic direction described in footnote 1, we reduced our estimate of the useful lives of certain of our property and equipment during the fourth quarter of 2011 from 36 months to between 7 to 15 months. Depreciation expense, which is included in sales, general and administrative expenses, was higher by approximately $0.2 million than it would have been had the useful lives of these assets not been shortened. The effect of this change on basic and diluted earnings per share for the year ended December 31, 2011 was to increase our net loss by $0.01 per share.

Depreciation and amortization expense was $534,000, $347,000 and $83,000 for the years ended 2011, 2010 and 2009, respectively.

Intangible Assets

Intangible assets consisted of the following (in thousands):

	December 31,
	2011	2010
License fees	$1,000	$1,000
Technology development costs relating to websites	147	147
Other intangibles	161	—

Intangible assets, at cost	1,308	1,147
Less: accumulated amortization	(219)	(45)

Total intangible assets, net	$1,089	$1,102

Amortization expense was $174,000, $45,000 and $0 for the years ended 2011, 2010 and 2009, respectively. We estimate the aggregate amortization expense to be $201,000 and $147,000 for 2012 and 2013, respectively. We estimate the aggregate amortization expense for 2014 through 2016 to be $120,000.

Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	December 31,
	2011	2010
Accrued product discounts, allowances, and returns	$2,908	$473
Accrued fees and royalties	1,904	1,566
Accrued compensation and benefits	427	1,329
Accrued liability to third party sales organization	614	842
Accrued legal fees	507	—
Other accrued expenses	694	1,489

Total accrued liabilities	$7,054	$5,699

Note 5. Loan and Security Agreement

In July 2011, we terminated our then existing loan agreement with Comerica Bank and in August 2011, and entered into a new loan and security agreement (the “Loan Agreement”) with Silicon Valley Bank (“SVB”) and Oxford Finance LLC (“Oxford”), collectively the “Lenders”, under which we borrowed $15.0 million. The term loan carried interest at 7.5% per annum. We were obligated to pay interest on the loan through December 31, 2011, and to thereafter pay the principal balance of the loan and interest in 24 equal monthly installments through December 31, 2013. At our option, we could prepay all or any part of the outstanding principal balance, subject to a pre-payment fee of $150,000. At the time of repayment, we were also obligated to make an additional final payment of $638,000. The loan was recorded at an initial carrying value less the debt discount of $900,000. In connection with this transaction, we also paid the lenders an initial fee of $150,000 and reimbursed them for certain transaction costs. As part of the financing, the Lenders received warrants to purchase up to an aggregate of 73,000 shares of our common stock at an exercise price equal to $12.3464 per share. The warrants will expire ten years from the date of grant. The value assigned to these warrants of $701,000 was determined using the Black-Scholes valuation method and was reflected in the debt discount and additional paid in capital in our balance sheet.

We repaid the loan in full in December 2011. Upon repayment of the loan, we paid to the Lenders $0.5 million as partial payment of the prepayment and final payment fees required under the Loan Agreement. The Lenders also accepted warrants to purchase up to an aggregate of 19,000 shares of our common stock at an exercise price equal to $4.0000 per share in full satisfaction of the remaining prepayment and final payment fees. The warrants will expire ten years from the date of grant. The value assigned to these warrants of $59,000 was determined using the Black-Scholes valuation method and is reflected in additional paid in capital. We no longer have any obligations under the Loan Agreement, and there are no further encumbrances on our assets under the Loan Agreement.

Note 6. License Agreements

Paladin. In June 2011, we entered into a license agreement, a supply agreement and a stock purchase agreement with Paladin. Under the license agreement, Paladin has the right to commercialize Silenor in Canada, South America, the Caribbean and Africa, subject to the receipt of marketing approval in each such territory. We received $500,000 in connection with the execution of the agreements, and Paladin purchased 273,000 shares of our common stock for an aggregate purchase price of $5.0 million. As of December 31, 2011, the deferred revenue balance associated with the license agreement is $481,000, of which $447,000 is recorded as non-current and $34,000 is recorded as current within accrued liabilities. We recognized $19,000 as revenue during 2011, which is recorded in interest and other income. Once Silenor is commercialized in the licensed territories, we will also be eligible to receive sales-based milestone payments of up to $128.5 million as well as a tiered double-digit percentage of net sales in the licensed territories. Paladin will be responsible for regulatory submissions for Silenor in the licensed territories and will have the exclusive right to commercialize Silenor in the licensed territories. Governance of the collaboration will occur through a joint committee. We have also granted to Paladin a right of first negotiation with respect to additional doxepin products we may develop in the licensed territories and, subject to the rights we have previously granted to P&G, a right of first negotiation relating to rights to develop and market Silenor as an over-the-counter medication in the licensed territories.

The term of the license agreement runs through the longer of the last date on which Silenor is sold by Paladin in the licensed territories or 15 years from the first commercial sale of Silenor in the licensed territories. We may terminate the license agreement on a country-by-country basis in specified key countries upon 60 days’ prior written notice if the first commercial sale has not occurred in such country within 12 months of the date on which marketing approval was obtained in such country. We may also terminate the license agreement upon 60 days’ prior written notice if marketing approval in Canada has not been received by December 7, 2013. Either party may terminate the license agreement upon an uncured material breach by the other party, upon the bankruptcy or insolvency of the other party, or a force majeure event that lasts for at least 120 days. We may also terminate the license agreement upon 60 days’ prior written notice and payment of a termination fee if we are unable to license rights to a third party’s intellectual property and such failure would reasonably be expected to result in a claim from such third party alleging intellectual property infringement or misappropriation.

In connection with the license agreement, we also entered into a supply agreement, under which we will supply Paladin all of its requirements for Silenor during the term of the license agreement or until Paladin procures its own supply of Silenor. Paladin may terminate the supply agreement upon 10 business days’ notice if we are materially unable to supply Silenor to Paladin’s requirements as defined in the supply agreement, and at any time if Paladin enters into a direct contractual relationship with our manufacturer of Silenor. We may terminate the supply agreement upon 180 days prior written notice if there is a regulatory change or safety consideration that would have a material adverse effect on the global supply chain and at any time on six months’ prior notice after April 30, 2013.

ProCom. In August 2003, we entered into an exclusive worldwide in-license agreement with ProCom to develop and commercialize Silenor for the treatment of insomnia. This agreement was amended and restated in September 2010. The term of the license extends until the last licensed patent expires, which is expected to occur no earlier than 2020. The license agreement is terminable by us at any time with 30 days’ notice if we believe that the use of the product poses an unacceptable safety risk or if it fails to achieve a satisfactory level of efficacy. Either party may terminate the agreement with 30 days’ notice if the other party commits a material breach of its obligations and fails to remedy the breach within 90 days, or upon the filing of bankruptcy, reorganization, liquidation, or receivership proceedings. Costs related to the licensed intellectual property incurred after approval of the Silenor NDA by the FDA in March 2010 have been capitalized and included in intangibles in our balance sheet as of December 31, 2011 and 2010. Capitalized amounts are amortized on a straight line basis over approximately ten years. Royalty payments due under the terms of the agreement are recorded in accrued liabilities as of December 31, 2011 and 2010. The royalty payments are recognized as an expense in cost of sales when the related shipments of product are recognized as revenue.

Other Agreement. In October 2006, we entered into a supply agreement with JRS Pharma L.P. (“JRS”), under which we purchase from JRS all of our requirements for ProSolv®HD90, an ingredient used in the formulation for Silenor. In August 2008, this supply agreement was amended to provide us with the exclusive right to use this ingredient in combination with doxepin. Pursuant to the amendment, we are obligated to pay a royalty on worldwide net sales of Silenor beginning as of the expiration of the statutory exclusivity period for Silenor in each country in which Silenor is marketed. Such royalty is only payable if one or more patents under the license agreement continue to be valid in each such country and a patent relating to our formulation for Silenor has not issued in such country.

Note 7. Commitments and contingencies

Commitments

Publicis Touchpoint Solutions, Inc. In July 2010, we entered into a professional detailing services agreement with Publicis under which Publicis agreed to provide sales support to promote Silenor in the U.S. through 110 full-time sales representatives, together with management coordination personnel, all of whom were employees of Publicis. In February 2011, we entered into an amended and restated agreement with Publicis under which Publicis deployed for us an additional 35 sales representatives that were exclusively promoting Silenor, together with management coordination personnel. We recognized the revenue from Silenor product sales generated by the promotional efforts of the sales organization. Under the terms of the agreement, we were required to pay a one-time startup fee, and we were required to pay a fixed monthly fee, which is subject to certain quarterly adjustments based on actual staffing and spending levels. During the term of the agreement, a portion of Publicis’ management fee was subject to payment by us only to the extent that specified performance targets were achieved. The performance targets related to initial scale-up activities, turnover and vacancy rates, call attainment and specified sales goals. In addition, we were obligated to reimburse the sales organization for approved pass-through costs, which primarily included bonuses, meeting and travel costs and certain administrative expenses.

On September 30, 2011, we provided notice of termination to Publicis of the services agreement, effective as of December 31, 2011. At the conclusion of the contract term with Publicis, we were contractually obligated to assume financial responsibility for the remaining vehicle lease payments associated with our Publicis sales representatives. Accrued liabilities as of December 31, 2011, includes a balance due to Publicis of $0.6 million, which represents all amounts owed to Publicis and all other third parties in connection with the contract sales agreement. All of our obligations associated with our contract sales agreement with Publicis were settled in full in February 2012. Effective January 3, 2012, we hired a reduced sales force of 25 sales representatives from the Publicis sales force to promote Silenor as Somaxon employees. The remainder of the Publicis sales force ceased promoting Silenor as of November 2, 2011.

Procter & Gamble. In August 2010, we entered into a co-promotion agreement with P&G under which P&G provided sales support to promote Silenor in the U.S. through its team of full-time sales representatives. We recognized the revenue from Silenor product sales generated by the promotional efforts of P&G. Under the terms of the agreement, we were required to pay P&G a fixed fee and a royalty fee as a percentage of U.S. net sales, in each case on a quarterly basis during the term of the agreement. The fees were recognized as a sales, general, and administrative expense. Each party was responsible for the costs of training, maintaining and operating its own sales force, and we were responsible for all other costs pertaining to the commercialization of Silenor.

On September 30, 2011, we provided notice of termination to P&G of the co-promotion agreement, with such termination effective as of December 31, 2011. As a result of such termination, P&G is entitled to a low single digit royalty on net sales of Silenor for the 2012 fiscal year. In addition, on September 30, 2011, we and P&G amended the surviving provision of such agreement relating to over-the-counter (“OTC”) rights for Silenor, and we and P&G further amended this provision on November 23, 2011. Pursuant to these amendments, through the period ending on March 31, 2012, we and P&G will work together to evaluate the potential to develop and commercialize an OTC pharmaceutical product containing doxepin, including jointly developing a desired product profile for the OTC product and conducting market research on such product profile at P&G’s expense. During this period, we will not negotiate rights in and to an OTC product with any third party. If P&G notifies us of its interest in negotiating for rights to the OTC product at any time prior to March 31, 2012, P&G will have the exclusive right to negotiate with us relating to such rights for 120 days from our receipt of the notice, or such longer period as may be mutually agreed by us and P&G.

Comerica Bank (“Comerica”). In February 2011, we entered into a $15.0 million loan agreement with Comerica. This agreement was terminated in July 2011 in connection with our loan and security agreement with the Lenders as discussed above in “Note 5. Loan and Security Agreement.”

Citadel Securities LLC. In August 2011, we entered into an at-the-market equity sales agreement with Citadel (the “Sales Agreement”) pursuant to which we may sell, at our option, up to an aggregate of $30.0 million in shares of our common stock through Citadel, as sales agent. Sales of the common stock made pursuant to the Sales Agreement, if any, will be made on the NASDAQ Stock Market under our currently-effective Registration Statements on Form S-3 by means of ordinary brokers’ transactions at then-prevailing market prices. Additionally, under the terms of the Sales Agreement, we may also sell shares of our common stock through Citadel, on the NASDAQ Stock Market or otherwise, at negotiated prices or at prices related to the prevailing market price. Under the terms of the Sales Agreement, we may also sell shares to Citadel as principal for Citadel’s own account at a price agreed upon at the time of sale pursuant to a separate terms agreement to be entered into with Citadel at such time. We will pay Citadel a commission equal to 3% of the gross proceeds from the sale of shares of our common stock under the Sales Agreement. The offering of common stock pursuant to the Sales Agreement will terminate upon the earlier of (a) the sale of all of the common stock subject to the Sales Agreement or (b) the termination of the Sales Agreement by us or Citadel. Either party may terminate the Sales Agreement in its sole discretion at any time upon written notice to the other party. There can be no assurance that Citadel will be successful in consummating such sales based on prevailing market conditions or in the quantities or at the prices that we deem appropriate.

We will not be able to make sales of our common stock pursuant to the sales agreement unless certain conditions are met, which include the accuracy of representations and warranties made to Citadel under the sales agreement; compliance with laws; and the continued listing of our stock on the Nasdaq Capital Market. On December 13, 2011, we received a letter from the Listing Qualifications Department of the Nasdaq Stock Market, or Nasdaq, informing us that because the closing bid price of our common stock listed on Nasdaq was below $1.00 for 30 consecutive trading days, we did not comply with the minimum closing bid price requirement for continued listing on the Nasdaq Capital Market under Nasdaq Marketplace Rule 5550(a)(2). If compliance is not demonstrated within the applicable timeframe, Nasdaq will notify us that our securities will be delisted from the Nasdaq Capital Market.

Lease. In May 2011, we entered into a new lease arrangement to rent approximately 12,100 square feet of office space, which we use as our corporate headquarters. The lease commenced on August 25, 2011. The lease will expire on December 24, 2016, and we will have the option to extend the term for an additional five years at the then-current fair market rental rate (as defined in the lease). We have paid the first month’s rent of approximately $30,000 and the monthly rent is approximately $30,000. However, the second through thirteenth month’s rent will be abated by one-half, provided that we are not in default of the lease. After the first year, the monthly rent will increase by 3.5% per year. We also have a letter of credit in the amount of $200,000 in favor of our landlord to secure our obligations under the lease which is recorded as restricted cash in our balance sheet as of December 31, 2011.

At December 31, 2011, the estimated future minimum lease payments for each of the years ended December 31, are as follows (in thousands):

2012	$226
2013	373
2014	386
2015	399
2016	413

Total minimum lease payments	$1,797

Rent expense for 2011, 2010 and 2009 was $286,000, $178,000 and $88,000, respectively. As discussed above, our facility operating lease contains rent abatement and escalation clauses. The Company recognizes rent expense on a straight line basis over the lease term. The difference between rent expense recorded and amounts paid under lease agreements is recorded as deferred rent and included in other long-term liabilities in the accompanying balance sheet.

Employee arrangements. In October 2011, we accepted the resignation of one of our officers, under which the individual received certain benefits including: (1) a lump sum severance payment; (2) a lump sum payment equal to the cost of 12 months of health care benefits continuation at our expense; and (3) a lump sum payment equal to the cost of 12 months of the portion of the monthly premiums for the individual’s life insurance and disability insurance coverage that are borne by us. In addition, on the resignation date, the portion of the stock options and restricted stock units which would have vested if the individual had remained employed for an additional 12 months immediately vested. The individual entered into a consulting agreement with us that will expire on June 30, 2013. We cannot estimate with any certainty the amount that may be paid, if any, for consulting services under such agreement. The remaining outstanding stock awards will continue to vest through the expiration of the consulting agreement, and the individual will be entitled to exercise such stock awards for 180 days following such expiration. We paid $0.3 million in 2011 for severance payments and recorded additional share-based compensation expense of $0.8 million as a result of accelerated vesting of the share-based awards.

In November 2011, we terminated the employment of 14 employees. Each of the terminated employees entered into a separation agreement with us. Under these agreements, two of the terminated employees received a lump sum severance payment equal to three months of base salary and the amount of the health insurance benefits paid by us for the previous three months, and the remaining terminated employees received a lump sum severance payment equal to two months of their base salary and the amount of the health insurance benefits paid by us for the previous two months. We paid $0.4 million for these severance payments in 2011 and do not owe any additional amounts as of December 31, 2011. We recorded additional share-based compensation expense of $0.1 million as a result of accelerated vesting for certain share-based awards for certain employees that entered into consulting agreements with us.

In December 2011, we committed to a plan of termination that resulted in a work force reduction of 16 employees. We commenced notification of employees affected by the workforce reduction on December 15, 2011, and the workforce reduction was completed by February 15, 2012. Two of the terminated employees entered into a separation agreement with us under which each such employee received a lump sum severance payment based upon the employment agreements such employees previously entered into with us. Both of these employees received a payment equivalent to six months of base salary, with one receiving an additional amount equal to the amount of benefits payable by us for six months, and the other receiving an additional amount equal to the amount of benefits payable by us for twelve months. Each of the other affected employees entered into a separation agreement with us under which each such employee received a lump sum severance payment equivalent to two months of their base salary and the amount of the healthcare benefits paid by us for the previous two months. We paid $0.6 million and $0.1 million for these severance payments in 2011 and 2012, respectively. We recorded additional share-based compensation expense of $0.3 million as a result of accelerated vesting for certain share-based awards for certain employees that entered into consulting agreements with us that will expire on December 15, 2012. We cannot estimate with any certainty the amounts that may be paid, if any, for consulting services under such agreements.

Other Commitments. We have contracted with various consultants, drug manufacturers, wholesalers, and other vendors to assist in clinical trial work, data analysis, and commercialization activities for Silenor. The contracts are terminable at any time, but obligate us to reimburse the providers for any time or costs incurred through the date of termination. We have employment agreements with certain of our current employees that provide for severance payments and accelerated vesting for certain share-based awards if their employment is terminated under specified circumstances.

Litigation

We have received notices from each of Actavis Elizabeth LLC and Actavis Inc. (collectively, “Actavis”), Mylan Pharmaceuticals Inc. and Mylan, Inc. (collectively, “Mylan”), Par Pharmaceutical, Inc. and Par Pharmaceutical Companies, Inc. (collectively, “Par”), and Zydus Pharmaceuticals USA, Inc. and Cadila Healthcare Limited (d/b/a Zydus Cadila) (collectively, “Zydus”) that each has filed with the FDA an Abbreviated New Drug Application (“ANDA”) for a generic version of Silenor 3 mg and 6 mg tablets. The notices included “paragraph IV certifications” with respect to eight of the nine patents listed in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book, for Silenor. A paragraph IV certification is a certification by a generic applicant that in the opinion of that applicant, the patent(s) listed in the Orange Book for a branded product are invalid, unenforceable, and/or will not be infringed by the manufacture, use or sale of the generic product.

We, together with ProCom, have filed suit in the United States District Court for the District of Delaware against each of Actavis, Mylan, Par and Zydus. The lawsuits allege that each of Actavis, Mylan, Par and Zydus have infringed U.S. Patent No. 6,211,229 (the “’229 patent”) by seeking approval from the FDA to market generic versions of Silenor 3 mg and 6 mg tablets prior to the expiration of this patent.

In addition, we have filed suit in the United States District Court for the District of Delaware against each of Actavis, Mylan, Par and Zydus alleging that such parties have infringed U.S. Patent No. 7,915,307 (the “’307 patent”) by seeking approval from the FDA to market generic versions of Silenor 3 mg and 6 mg tablets prior to the expiration of this patent.

Pursuant to the provisions of the Hatch-Waxman Act, FDA final approval of the Actavis and Mylan ANDAs can occur no earlier than May 3, 2013, FDA final approval of the Par ANDA can occur no earlier than June 23, 2013 and FDA final approval of the Zydus ANDA can occur no earlier than November 13, 2013, unless in each case there is an earlier court decision that the ’229 patent and the ’307 patent are not infringed and/or invalid or unless any party to the action is found to have failed to cooperate reasonably to expedite the infringement action.

At this time, the other patents included in Orange Book have not been asserted against these parties.

We intend to vigorously enforce our intellectual property rights relating to Silenor, but cannot predict the outcome of these matters.

Note 8. Stockholders’ Equity

Public Offerings of Common Stock

In March 2010, we issued 863,000 shares of common stock in a public offering of our stock. The net proceeds from the offering, after underwriting discounts and commissions and offering costs of $4,180,000, were approximately $52.7 million.

In November 2010, we issued 1,100,000 shares of common stock in a public offering of our stock. The net proceeds from the offering, after underwriting discounts and commissions and offering costs of $1,149,000, were approximately $24.8 million.

During the year ended December 31, 2011, we sold an aggregate of 99,000 shares of our common stock and received gross proceeds of $0.8 million under our Sales Agreement with Citadel. Our financial statements for the period ended December 31, 2011 reflect the gross proceeds from these transactions, which are reflected in stockholders’ equity net of $0.3 million of legal and accounting fees associated with the execution of the sales agreement and commissions.

Private Placements of Common Stock

In June 2011, we entered into a stock purchase agreement with Paladin pursuant to which Paladin purchased 273,000 shares of our common stock for an aggregate purchase price of $5.0 million (see Note 6, “License Agreements”) in a private placement pursuant to Rule 506 of the Securities Act of 1933, as amended.

In July 2009, we issued 638,000 shares of common stock at $8.40 per share and seven-year warrants to purchase up to 638,000 additional shares of common stock, exercisable in cash or by net exercise at a price of $9.24 per share, for aggregate gross proceeds of $6.0 million and net proceeds of $5.7 million after deducting offering costs of $0.3 million. In connection with the private placement, we agreed to register for resale both the shares of common stock purchased by the investors and the shares of common stock issuable upon exercise of the warrants. The resale registration statement was filed and declared effective by the SEC in August 2009. We also agreed to other customary obligations regarding registration, including matters relating to indemnification, maintenance of the registration statement and payment of expenses. We may be liable for liquidated damages if we do not maintain the effectiveness of the registration statement or the listing of our common stock on the Nasdaq Capital Market, the Nasdaq Global Market, the New York Stock Exchange or the American Stock Exchange, in each case for a period of ten consecutive days or for more than thirty days in any 365-day period. The amount of the liquidated damages is one percent per applicable ten or thirty day period, subject to an aggregate maximum of eight percent per calendar year, of the aggregate purchase price of the common stock purchased in the private placement then held by each investor that are registrable securities.

In order to continue to be listed on the Nasdaq Capital Market, we must meet specific quantitative standards, including maintaining a minimum bid price of $1.00 for our common stock, a public float of $1.0 million, and either $2.5 million in stockholders equity or a market capitalization of $35 million. On December 13, 2011, we received a letter from the Listing Qualifications Department of Nasdaq informing us that because the closing bid price for our common stock had been below $1.00 for 30 consecutive trading days, we did not comply with the minimum closing bid price requirement for continued listing on the Nasdaq Capital Market. We have until June 11, 2012 to regain compliance with Nasdaq’s listing requirements by having the closing bid price of our common stock be at least $1.00 for at least 10 consecutive trading days. If we do not regain compliance within this time period but comply with all continued listing standards other than the closing bid price requirement, we may provide Nasdaq with written notice of our intention to cure the deficiency during a second compliance period of up to 180 days. If the Listing Qualifications Department of Nasdaq believes that we will be able to cure the deficiency during such additional period, it will grant us such period to do so. If compliance is not demonstrated within the applicable compliance period, Nasdaq will notify us that our securities will be delisted from the Nasdaq Capital Market. However, we may appeal Nasdaq’s determination to delist our securities to a Nasdaq Hearings Panel. During any appeal process, shares of our common stock would continue to trade on the Nasdaq Capital Market. We do not believe it is probable that we will be required to pay liquidated damages and have not recognized any amounts in the financial statements related to such potential liquidated damages.

Warrants

At December 31, 2011, we have warrants outstanding to purchase 394,000 shares of our common stock. These warrants are immediately exercisable, have remaining terms of two to ten years, exercise prices ranging from $4.00 to $43.34 per share, and a weighted average exercise price of $11.12 per share.

Preferred Stock

Concurrent with our initial public offering in December 2005, 10,000,000 shares of preferred stock were authorized, none of which have been issued or are outstanding as of December 31, 2011.

Note 9. Share-Based Compensation

We have issued and intend to continue to issue stock options, restricted stock units (“RSUs”) and restricted stock awards under our equity incentive award plans. We have equity awards outstanding under both our 2004 Equity Incentive Award Plan (the “2004 Plan”) and our 2005 Equity Incentive Award Plan (the “2005 Plan”). During 2011, we had the following types of equity awards outstanding:

•

Stock Options. Stock options generally have ten-year terms and vest over a period of between one and four years and are service-based. The exercise price for our stock options is generally equal to the closing stock price at the date of grant.

•

Restricted Stock Units. RSUs, which are convertible into an equivalent number of shares of common stock upon vesting, have been granted to employees and members of our board of directors. The majority of our outstanding RSUs vested during 2011 upon achieving certain time-based criteria.

We issue equity awards under our 2005 Plan. The 2005 Plan contains an “evergreen provision” that allows annual increases in the number of shares available for issuance on the first day of each year through January 1, 2015 in an amount equal to the lesser of: (i) 250,000 shares, (ii) 5% of the outstanding capital stock on each January 1, or (iii) an amount determined by our board of directors. As of December 31, 2011, an aggregate of 257,000 shares of common stock were authorized, available for issuance and not subject to previous awards under the 2005 Plan. Under the evergreen provision, on January 1, 2012, an additional 250,000 shares became available for issuance under the 2005 Plan.

We also have an employee stock purchase plan (“ESPP”) which allows employees to contribute up to 20% of their cash earnings, subject to certain maximums, to be used to purchase shares of our common stock on each semi-annual purchase date. The purchase price is equal to 95% of the market value per share on each purchase date. Our ESPP is non-compensatory pursuant to the provisions of generally accepted accounting principles for share-based compensation expense. The ESPP contains an “evergreen provision” with annual increases in the number of shares available for issuance on the first day of each year through January 1, 2015 equal to the lesser of: (i) 38,000 shares, (ii) 1% of the outstanding capital stock on each January 1, or (iii) an amount determined by our board of directors. As of December 31, 2011, an aggregate of 175,000 shares of common stock were authorized and available for issuance under the ESPP. Under the evergreen provision, on January 1, 2012, an additional 38,000 shares were authorized under our ESPP. No shares have been issued under the ESPP through December 31, 2011.

Share-Based Compensation Expense

The following table summarizes share-based compensation expense recognized in 2011, 2010, and 2009:

	Year ended December 31,
	2011	2010	2009
Share-based compensation expense included in selling, general and administrative expense	$4,786	$5,412	$4,637
Share-based compensation expense included in research and development expense	462	1,294	1,526

Total share-based compensation expense	$5,248	$6,706	$6,163

Included in the table for 2011 is the effect of the resignation or termination of employment for certain individuals which created an acceleration of share-based compensation expense. During 2011, 11 employees ceased employment and entered into a consulting agreement with us. Also, in 2011 upon separation from the

Company, certain individuals received accelerated vesting of their share-based awards. As a result of such non-substantive consulting arrangements and accelerated vesting, we recognized $1.2 million of share-based compensation expense during 2011 on the dates of termination.

Included in the table for 2009 is the effect of the termination of employment for certain individuals which created an acceleration of share-based compensation expense. During 2009, 15 employees ceased employment and entered into a consulting agreement with us. Also, in 2009 upon separation from the Company, certain individuals received accelerated vesting of their share-based awards. As a result of such non-substantive consulting arrangements and accelerated vesting, we recognized $2.4 million of share-based compensation expense during 2009 on the dates of termination.

The table above also includes compensation costs of $0.7 million in 2009 from our one-time stock option exchange program that was completed in June 2009. Under the program, employees and directors as of March 1, 2009 were eligible to exchange their stock options having exercise prices above $8.00 for the grant of a lesser number of replacement awards having an exercise price of $9.84. In total, 540,000 stock options were tendered in exchange for 360,000 replacement awards. One-third of the replacement awards vested upon grant and the remaining two-thirds vested in equal monthly installments over the following two year period such that all the shares became fully vested in June 2011, subject to each participant’s continued service.

Stock Options

We use the Black-Scholes model to estimate the grant date fair value of stock options. To calculate these fair values, the following assumptions were used:

	Year Ended December 31,
	2011	2010	2009
Risk free interest rate	1.0% to 2.6%	2.5% to 3.0%	1.9% to 2.9%
Expected term	5.27 to 6.25 years	5.25 to 6.25 years	5.25 to 6.25 years
Expected volatility	75% to 78%	86% to 88%	74% to 84%
Weighted average volatility	77%	87%	78%
Expected dividend yield	0%	0%	0%
Fair value of underlying stock	$3.60 to $24.80	$21.52 to $68.72	$9.36 to $17.44
Weighted average fair value of stock options granted	$10.48	$39.12	$9.52

The following table summarizes our stock options as of December 31, 2011 and the activity for the year then ended (share and dollar amounts in thousands, except per-share exercise prices):

	Shares	Weighted Average Exercise Price	Weighted Average Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2010	423	$30.88
Granted	294	15.92
Exercised	—	9.84		$2
Forfeited	(58)	29.36

Outstanding at December 31, 2011	659	$24.40	8.1	$—

Vested and exercisable at December 31, 2011	342	$24.56	7.1	$—

The intrinsic value of an equity award is the difference between the fair value of the underlying stock and its exercise price. If the exercise price equals or exceeds the fair value of the underlying stock, then the award is considered to have a zero intrinsic value. The following table summarizes certain information for options (in thousands).

	Year ended December 31,
	2011	2010	2009
Fair value of vested stock options	$4,713	$1,563	$—
Intrinsic value of exercised stock options	$2	$5,883	$225

Unrecognized compensation expense related to non-vested stock options totaled $4.5 million as of December 31, 2011. Such compensation expense is expected to be recognized over a weighted-average period of 2.11 years.

We did not realize any tax benefits from option exercises during 2011, 2010 and 2009.

Restricted Stock Units and Awards

Restricted Stock Units—The following table summarizes our restricted stock units as of December 31, 2011 and the activity during the year then ended (share numbers in thousands):

	Employee and Director Awards		Total Awards
	# Shares	Weighted Average Grant Date Fair Value per Share

			# Shares
December 31, 2010	16	$68.16	16
Granted	56	23.44	56
Vested	(11)	34.48	(11)
Forfeited	(31)	23.44	(31)

December 31, 2011	30	$43.28	30

The intrinsic value of an RSU is equal to our stock price. The intrinsic value of vested RSUs was $72,000, $2,161,000, and $235,000 during 2011, 2010, and 2009, respectively. The weighted average grant date fair value per share for RSUs granted in 2010 and 2009 was $68.40 and $10.24, respectively. Unrecognized compensation expense related to non-vested RSUs totaled $0.4 million as of December 31, 2011. Such compensation expense is expected to be recognized over a weighted-average period of 1.60 years.

Restricted Stock Awards—At December 31, 2010, we did not have any non-vested restricted stock awards outstanding. We did not grant any restricted stock awards in 2011. The intrinsic value of restricted stock is equal to our stock price. The intrinsic value of vested restricted stock awards was $414,000 and zero in 2010 and 2009, respectively.

Note 10. Income taxes

We have incurred losses since inception, so no current income tax provision or benefit has been recorded. Significant components of our net deferred tax assets are shown in the table below (amounts are in thousands).

	December 31,
	2011	2010
Deferred Tax Assets:
Net operating loss carryforwards	$90,864	$71,038
Research and development credits	4,752	4,752
Intangibles	1,349	360
Non-cash compensation expense	4,340	3,270
Other, net	1,629	1,982

Total deferred tax assets	102,934	81,402
Valuation allowance	(102,934)	(81,402)

Net deferred tax assets	$—	$—

At December 31, 2011, we had generated federal net operating loss carryforwards of $234.1 million and state net operating loss carryforwards of $226.1 million on the respective tax return bases. We have generated windfall tax benefits from the settlement of certain share-based awards. These tax benefits have not been reflected in the table of deferred tax assets presented above since the tax deduction increases our net operating loss carryforward and does not result in a cash tax savings in the current year. The tax benefit will be recorded as a credit to additional paid-in capital in the year the deduction reduces income taxes payable. However, the net operating loss carryforwards related to these windfall tax benefits of approximately $1,199,000 are included in the federal and state net operating loss carryforward amounts of $234.2 million and $226.5 million, respectively. Unless previously utilized, the federal and state tax loss carryforwards will begin to expire in 2023 and 2013, respectively.

We have federal and state research and development tax credit carryforwards at December 31, 2011 of $4,282,000 and $1,954,000, respectively. The federal research and development credits will begin to expire in 2024 and the state research and development credits do not expire.

Pursuant to Sections 382 and 383 of the Internal Revenue Code (“IRC”), annual use of our net operating loss and credit carryforwards may be limited in the event a cumulative change in ownership of more than 50% occurs within a three-year period. We determined that such an ownership change occurred as of March 31, 2010 as defined in the provisions of Section 382 of the IRC as a result of various stock issuances used to finance our operations. Such ownership change resulted in annual limitations on the utilization of tax attributes, including net operating loss carryforwards and tax credits. We estimate that $111,000 and $376,000 of our state net operating loss carryforwards were effectively eliminated under Section 382 for federal and California, respectively. A portion of the remaining net operating losses limited by Section 382 become available each year. We have not performed a Section 382 analysis since December 31, 2010. There is a risk that additional changes in ownership could have occurred since that date. If a change in ownership were to have occurred, additional net operating loss carryforwards and research and development credit carryovers could be eliminated or restricted. If eliminated, the related asset would be removed from the deferred tax asset with a corresponding reduction in the valuation allowance.

The following table provides a reconciliation between income taxes computed at the federal statutory rate and our provision for income taxes (amounts are in thousands):

	Year Ended December 31,
	2011	2010	2009
Federal income taxes at 34%	$(20,152)	$(13,231)	$(4,911)
State income taxes, net of federal benefit	(2,236)	(1,779)	(15)
Research and development credits	—	—	(116)
Share-based compensation expense	793	(1,741)	5,069
Tax effect of non-deductible expenses and credits	64	44	(3)
Increase in valuation allowance	21,531	16,707	(24)

Provision for income taxes	$—	$—	$—

Income tax accounting and reporting may contain uncertain income tax positions. The accounting for uncertain income taxes recognized in an entity’s financial statements requires a recognition threshold and measurement of uncertain tax positions taken or expected to be taken on a tax return. The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is cumulatively more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.

The following table summarizes our unrecognized tax benefit activity (amounts are in thousands):

	Year Ended December 31,
	2011	2010
Unrecognized tax benefits at the beginning of the year	$910	$910
Gross decreases related to prior year tax positions	0	0
Gross increases related to current year tax positions	0	0
Settlements	None	None
Lapse of statute of limitations	None	None

Unrecognized tax benefits at year end	$910	$910

The unrecognized tax benefits have been recorded as a reduction of the related deferred tax asset. Because our deferred tax assets are fully reserved, none of the amount included in the balance of unrecognized tax benefits would affect the effective tax rate if recognized. We are subject to taxation in each of the jurisdictions in which we operate. We are currently not under examination by the Internal Revenue Service or any other taxing authority. Our tax years from inception in 2003 and forward can be subject to examination by the tax authorities due to the carryforward of net operating losses and research and development credits. Our accounting policy is to record interest and penalties related to unrecognized tax benefits in income tax expense. No interest or penalties have been accrued as of December 31, 2011.

Note 11. Related Party Transactions

We have in-licensed certain intellectual property from ProCom (see Note 6, “License Agreements”). As part of the license agreement, ProCom has the right to designate one nominee for election to our board of directors. ProCom designated Terrell A. Cobb, a principal of ProCom, for nomination as a member of our board of directors. In 2010, we paid ProCom $1.0 million for license fees and $235,000 for royalty payments pursuant to the terms of this agreement. During 2011, we recognized in costs of sales $929,000 of ProCom royalty payments in connection with this arrangement. At December 31, 2011 and 2010, $239,000 and $16,000, respectively, is recorded in accrued liabilities for ProCom royalty payments.

The license agreement also provided a consulting arrangement for Dr. Neil Kavey, who is the other principal of ProCom. Under the consulting agreements, we paid an aggregate of $8,000, $59,000 and $135,000, for consulting services for the years ended 2011, 2010 and 2009, respectively. Payments to Dr. Kavey under that consulting arrangement ended in September 2011 and a subsequent consulting agreement was entered into which terminates in September 2012.

Mr. Cobb and Dr. Kavey have an aggregate of 19,000 stock options outstanding of which 18,000 were vested as of December 31, 2011. The weighted average exercise price of the outstanding options was $28.48 and the weighted average exercise price of the vested stock options was $29.04. None of the stock options had been exercised as of December 31, 2011. In addition, 6,000 RSUs granted to Mr. Cobb vested in 2010 in connection with the first commercial sale of Silenor in the United States.

In July 2009, we raised $6,000,000 through a private placement of 638,000 shares of our common stock and seven-year warrants to purchase up to 638,000 additional shares of our common stock. Among the investors in the private placement were: (1) a trust of which Kurt von Emster, a member of our board of directors, is a trustee and beneficiary; (2) investment funds affiliated with Jesse I. Treu, Ph.D., a member of our board of directors through June 2010, and (3) investment funds affiliated with Kurt C. Wheeler, a member of our board of directors through March 2010.

Note 12. Selected Quarterly Financial Information (Unaudited)

The following table presents our unaudited quarterly results of operations for 2011 and 2010 (in thousands, except per share data). The sum of the quarterly per share amounts may not equal the amounts presented for the full year due to differences in the weighted average number of shares outstanding as calculated on a quarterly compared to an annual basis.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2011:
Net product sales	$2,322	$6,242	$3,676	$3,915	$16,155
Gross profit	$1,959	$5,581	$3,222	$2,900	$13,662
Loss from operations	$(17,053)	$(14,949)	$(15,121)	$(10,269)	$(57,392)
Net loss	$(17,038)	$(14,949)	$(17,031)	$(10,262)	$(59,280)
Basic and diluted net loss per share	$(3.03)	$(2.63)	$(2.86)	$(1.71)	$(10.19)

2010:
Net product sales	$—	$—	$38	$1,344	$1,382
Gross profit	$—	$—	$35	$1,103	$1,138
Loss from operations	$(4,165)	$(5,716)	$(12,902)	$(16,224)	$(39,007)
Net loss	$(4,165)	$(5,721)	$(12,900)	$(16,027)	$(38,813)
Basic and diluted net loss per share	$(1.30)	$(1.31)	$(2.93)	$(3.32)	$(9.24)

Note 13. Subsequent Event

The Company effected a one-for-eight reverse stock split of its outstanding common stock on October 11, 2012. The accompanying financial statements give retroactive effect to the reverse stock split for all periods presented.

CONDENSED BALANCE SHEETS

(Unaudited)

(In thousands, except par value)

	September 30, 2012	December 31, 2011
ASSETS
Current assets:
Cash and cash equivalents	$8,156	$10,668
Current portion of restricted cash	50	50
Accounts receivable, net	1,290	1,950
Inventory	251	264
Other current assets	586	1,003

Total current assets	10,333	13,935

Long-term portion of restricted cash	—	201
Property and equipment, net	413	634
Intangible assets, net	940	1,089
Other long-term assets	43	—

Total assets	$11,729	$15,859

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,676	$1,774
Accrued liabilities	5,408	7,054

Total current liabilities	7,084	8,828

Paragraph IV settlement obligation	1,500	—
Other long-term liabilities	485	490

Total liabilities	9,069	9,318

Commitments and contingencies (see Note 6)

Stockholders’ equity
Preferred stock, $0.0001 par value; 10,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.0001 par value; 25,000 shares authorized; 7,191 and 6,007 shares outstanding at September 30, 2012 and December 31, 2011, respectively	1	1
Additional paid-in capital	287,576	282,672
Accumulated deficit	(284,917)	(276,132)

Total stockholders’ equity	2,660	6,541

Total liabilities and stockholders’ equity	$11,729	$15,859

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited)

(In thousands, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Revenues
Net product sales	$2,134	$3,676	$7,805	$12,240
License fee revenue	—	—	420	—

Total revenues	2,134	3,676	8,225	12,240

Operating costs and expenses
Cost of product sales	240	454	779	1,478
Selling, general and administrative	4,377	18,101	14,276	56,767
Paragraph IV settlement	2,000	—	2,000	—
Research and development	—	242	—	1,118

Total operating costs and expenses	6,617	18,797	17,055	59,363

Loss from operations	(4,483)	(15,121)	(8,830)	(47,123)
Interest and other expense	—	(1,925)	—	(1,925)
Interest and other income	14	15	45	30

Net loss	$(4,469)	$(17,031)	$(8,785)	$(49,018)

Basic and diluted net loss per share	$(0.65)	$(2.86)	$(1.39)	$(8.52)

Shares used to calculate net loss per share	6,897	5,954	6,310	5,755

Comprehensive loss
Net loss	$(4,469)	$(17,031)	$(8,785)	$(49,018)
Unrealized gain/(loss) in short-term investments	—	—	—	1

Comprehensive loss	$(4,469)	$(17,031)	$(8,785)	$(49,017)

CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

(In thousands)

	Nine Months Ended September 30,
	2012	2011
Cash flows from operating activities
Net loss	$(8,785)	$(49,018)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation expense	1,954	4,256
Depreciation and amortization of property and equipment	221	203
Amortization of intangible assets	149	124
Amortization of investment discount	—	148
Accretion of debt discount and issuance costs	—	950
Realized gain on sale of short-term investments	—	1
Changes in operating assets and liabilities:
Accounts receivable	660	3,463
Inventory	13	(69)
Other assets	374	(288)
Accounts payable	(98)	(883)
Accrued liabilities	(1,546)	3,857
Other long-term liabilities	1,495	(2,971)

Net cash used in operating activities	(5,563)	(40,227)

Cash flows from investing activities
Change in restricted cash	201	(250)
Purchases of property and equipment	—	(413)
Payments for intangible assets	—	(161)
Purchases of marketable securities	—	(3,508)
Sales and maturities of marketable securities	—	37,232

Net cash provided by investing activities	201	32,900

Cash flows from financing activities
Issue common stock and warrants, net of costs	2,850	5,547
Net proceeds from issuance of debt	—	14,752
Exercise of stock options	—	1

Net cash provided by financing activities	2,850	20,300

(Decrease) increase in cash and cash equivalents	(2,512)	12,973
Cash and cash equivalents at beginning of the period	10,668	21,008

Cash and cash equivalents at end of the period	$8,156	$33,981

Non-cash investing and financing activities
Issuance of warrant pursuant to loan agreement	$—	$701
Supplemental cash flow information
Issuance of restricted stock units to settle obligations	$100	$—
Cash paid for interest	$—	$94

CONDENSED STATEMENT OF STOCKHOLDERS’ EQUITY

(Unaudited)

(In thousands, except per share amounts)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount
Balance at December 31, 2011	6,007	$1	$282,672	$(276,132)	$6,541
Net loss	—	—	—	(8,785)	(8,785)
Issue common stock and warrants	1,178	—	2,850	—	2,850
Issue common stock pursuant to vesting of restricted stock units	6	—	—	—	—
Issue restricted stock units to settle obligations	—	—	100	—	100
Share-based compensation expense	—	—	1,954	—	1,954

Balance at September 30, 2012	7,191	$1	$287,576	$(284,917)	$2,660

SOXAMON PHARMACEUTICALS, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

Note 1. Organization and Interim Financial Information

Business Activities

Somaxon Pharmaceuticals, Inc. (“Somaxon”, “the Company”, “we”, “us” or “our”) is a specialty pharmaceutical company focused on the in-licensing, development and commercialization of proprietary branded products and product candidates to treat important medical conditions where there is an unmet medical need and/or high-level of patient dissatisfaction, currently in the central nervous system therapeutic area. In March 2010, the U.S. Food and Drug Administration (“FDA”) approved our New Drug Application (“NDA”) for Silenor® 3 mg and 6 mg tablets for the treatment of insomnia characterized by difficulty with sleep maintenance. Silenor was made commercially available by prescription in the United States in September 2010. We operate in one reportable segment, which is the development and commercialization of pharmaceutical products.

Basis of Presentation

The accompanying condensed balance sheet as of December 31, 2011, which has been derived from our audited financial statements, and the unaudited interim condensed financial statements have been prepared in accordance with U.S. generally accepted accounting principles and the rules and regulations of the Securities and Exchange Commission (“SEC”) related to a quarterly report on Form 10-Q. Certain information and note disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to those rules and regulations, although we believe that the disclosures made are adequate to make the information presented not misleading. The unaudited interim condensed financial statements reflect all adjustments which, in the opinion of our management, are necessary for a fair statement of the results for the periods presented. All such adjustments are of a normal and recurring nature. These unaudited condensed financial statements should be read in conjunction with the financial statements and the notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2011. The operating results presented in these unaudited condensed financial statements are not necessarily indicative of the results that may be expected for any future periods.

The Company effected a one-for-eight reverse stock split of its outstanding common stock on October 11, 2012. The accompanying unaudited condensed financial statements give retroactive effect to the reverse stock split for all periods presented.

Capital Resources

Since inception, our operations have been financed primarily through the sale of equity securities and the proceeds from the exercise of warrants and stock options. We have incurred losses from operations and negative operating cash flows since our inception, and we expect to continue to incur substantial losses for the foreseeable future as we continue our commercial activities for Silenor, commercialize any other products to which we obtain rights and potentially pursue the development of other product candidates. Based on our recurring losses, negative cash flows from operations and working capital levels, we will need to raise substantial additional funds to finance our operations. If we are unable to maintain sufficient financial resources, including by raising additional funds when needed, our business, financial condition and results of operations will be materially and adversely affected.

We are solely responsible for the costs relating to the sales and marketing of Silenor in the United States. As a result, commercial activities relating to Silenor are likely to result in the need for substantial additional funds. On July 24, 2012, we raised gross proceeds of $3.0 million, before deducting selling commissions and expenses, by selling an aggregate of approximately 1.2 million shares of our common stock and warrants to purchase up to approximately 0.6 million additional shares of our common stock to a group of institutional investors. In August

2011, we entered into an at-the-market equity sales agreement with Citadel Securities LLC (“Citadel”). However, there can be no assurance that we can or will consummate sales based on prevailing market conditions or in the quantities or at the prices that we deem appropriate. Citadel or the Company is permitted to terminate the sales agreement at any time. Sales of shares pursuant to the sales agreement will have a dilutive effect on the holdings of our existing stockholders, and may result in downward pressure on the price of our common stock.

We have two effective shelf registration statements on Form S-3 filed with the SEC under which we may offer from time to time any combination of debt securities, common and preferred stock and warrants. However, the rules and regulations of the SEC or other regulatory agencies may restrict our ability to conduct certain types of financing activities, or may affect the timing of and the amounts we can raise by undertaking such activities. For example, under current SEC regulations, because the aggregate market value of our common stock held by non-affiliates (“public float”) is less than $75 million, the amount that we can raise through primary public offerings of securities in any twelve-month period using one or more registration statements on Form S-3 is limited to an aggregate of one-third of our public float. Our July 2012 offering of stock and warrants was a primary offering using one of our effective shelf registration statements on Form S-3 and was subject to this limitation.

We will need to obtain additional funds to finance our operations. Until we can generate significant cash from our operations, we intend to obtain any additional funding we require through public or private equity or debt financings, strategic relationships, assigning receivables or royalty rights, or other arrangements and we cannot assure such funding will be available on reasonable terms, or at all. Additional equity financing will be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants.

In December 2011 we hired Stifel Nicolaus Weisel as a strategic advisor to assist us in identifying and evaluating strategies to maximize stockholder value by leveraging our rights in Silenor. The exploration of strategic alternatives may not result in any agreement or transaction and, if completed, any agreement or transaction may not be successful or on attractive terms. The inability to enter into a strategic transaction, or a strategic transaction that is not successful or on attractive terms, could accelerate our need for cash and make securing funding on reasonable terms more difficult. In addition, if we raise additional funds through collaborations or other strategic transactions, it may be necessary to relinquish potentially valuable rights to our potential products or proprietary technologies, or grant licenses on terms that are not favorable to us.

If our efforts in raising additional funds when needed are unsuccessful, we may be required to delay, scale-back or eliminate plans or programs relating to our business, relinquish some or all rights to Silenor or renegotiate less favorable terms with respect to such rights than we would otherwise choose or cease operating as a going concern. In addition, if we do not meet our payment obligations to third parties as they come due, we may be subject to litigation claims. Even if we were successful in defending against these potential claims, litigation could result in substantial costs and be a distraction to management, and may result in unfavorable results that could further adversely impact our financial condition.

If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our financial statements, and it is likely that investors will lose all or a part of their investments. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

All highly liquid investments with maturities of three months or less at the time of purchase are considered to be cash equivalents. Investments with maturities at the date of purchase greater than three months are classified as marketable securities. At September 30, 2012 and December 31, 2011, our cash and cash equivalents consisted of cash on deposit at financial institutions, which included funds invested in money market accounts.

Fair Value of Financial Instruments

Cash equivalents, accounts receivable, accounts payable and accrued liabilities are presented in the financial statements at their carrying amounts, which are reasonable estimates of fair value due to their short maturities.

Concentration of Credit Risk, Significant Customers and Sources of Supply

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. We maintain accounts in federally insured financial institutions in excess of federally insured limits. Some of these funds are invested in money market funds that are not federally insured. However, management believes we are not exposed to significant credit risk due to the financial positions of the depository institutions in which these deposits are held and of the money market funds in which these investments are made. Additionally, we have established guidelines regarding the diversification of our investments and their maturities that are designed to maintain safety and liquidity.

We sell our product primarily to established wholesale distributors in the pharmaceutical industry. The following table sets forth customers who represented 10% or more of our product sales:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
AmerisourceBergen	11%	15%	16%	13%
Cardinal Health	49%	49%	39%	47%
McKesson	37%	31%	42%	35%

The majority of our accounts receivable balance as of September 30, 2012 and December 31, 2011 represents amounts due from these three wholesale distributors. Credit is extended based on an evaluation of the customer’s financial condition. Based upon the review of these factors, we did not record an allowance for doubtful accounts at September 30, 2012 or December 31, 2011.

We rely on third-party manufacturers for the production of Silenor and single source third-party suppliers to manufacture key components of Silenor. If our third-party manufacturers are unable to continue manufacturing Silenor, or if we lost our single source suppliers used in the manufacturing process, we may not be able to meet market demand for our product.

Inventory

Our inventories are valued at the lower of weighted average cost or net realizable value. We analyze our inventory levels quarterly and write down inventory that has become obsolete or has a cost basis in excess of its expected net realizable value, as well as any inventory quantities in excess of expected requirements. We did not record any significant write-downs for potentially obsolete or excess inventory during the three or nine months ended September 30, 2012 or 2011.

Intangible Assets

Our intangible assets consist of the costs incurred to in-license our product and technology development costs relating to our websites. Prior to the FDA approval of our NDA for Silenor, we had expensed all license fees and milestone payments for acquired development and commercialization rights to operations as incurred since the underlying technology associated with these expenditures related to our research and development efforts and had no alternative future use at the time. Costs related to our intellectual property are capitalized once technological feasibility has been established. Capitalized amounts are amortized on a straight line basis over the expected life of the intellectual property. License fees began being amortized upon the first sale of Silenor to our wholesaler in August 2010 and are being amortized over approximately ten years. Costs incurred in the planning stage of a website are expensed, while costs incurred in the development stage are capitalized and will be amortized over the expected life of the product associated with the website once the asset is placed in service, which we estimate to be approximately 10 years. Costs incurred for other intangible assets to be used primarily on our website are capitalized and amortized over the expected useful life, which we estimate to be two years. The carrying values of our intangible assets are periodically reviewed to determine if the facts and circumstances suggest that a potential impairment may have occurred. Our results of operations for the three and nine months ended September 30, 2012 and 2011 do not reflect any write-downs associated with the potential impairment of our intangible assets.

Revenue Recognition

Product Sales

We sell Silenor to wholesale pharmaceutical distributors. Our returned goods policy generally permits our customers to return products beginning six months before and up to twelve months after the expiration date of the product. We authorize returns for expired products in accordance with our returned goods policy and issue credit to our customers for expired returned product. We do not exchange product from inventory for returned product. Through September 30, 2012, the dollar amount of returns received since we commenced commercial shipments of Silenor (in August 2010) has been negligible. Based on the expiration date of the Silenor product that we sold at launch, the first date that such product could be returned to us under our returned goods policy is November 1, 2012.

We recognize product revenue from product sales when it is realized or realizable and earned. Revenue is realized or realizable and earned when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) our price to the buyer is fixed or determinable; and (4) collectability is reasonably assured. Revenue from sales transactions where the buyer has the right to return the product is recognized at the time of sale only if (1) our price to the buyer is substantially fixed or determinable at the date of sale, (2) the buyer has paid us, or the buyer is obligated to pay us and the obligation is not contingent on resale of the product, (3) the buyer’s obligation to us would not be changed in the event of theft or physical destruction or damage of the product, (4) the buyer acquiring the product for resale has economic substance apart from that provided by us, (5) we do not have significant obligations for future performance to directly bring about resale of the product by the buyer, and (6) the amount of future returns can be reasonably estimated.

Prior to the second quarter of 2011, we were unable to reasonably estimate returns. We therefore deferred revenue recognition until the right of return no longer existed, which was the earlier of Silenor being dispensed through patient prescriptions or the expiration of the right of return. We estimated patient prescriptions dispensed using an analysis of third-party information. In order to develop a methodology to reliably estimate product returns and provide a basis for recognizing revenue on sales to customers at the time of product shipment, we analyzed many factors, including, without limitation, industry data regarding product return rates, and tracked the Silenor product return history, taking into account product expiration dating at the time of shipment and levels of inventory in the wholesale channel compared to prescription units dispensed and the sell-down of our launch inventory. During the second quarter of 2011, the sell-down of our launch inventory was completed, which we believe demonstrated sufficient market acceptance of our product for purposes of our revenue recognition analysis. In addition, since product launch, we have sold product to wholesale pharmaceutical distributors at standard commercial terms utilized in the industry. As a result, we believe we can analogize to industry data regarding product return rates. Based on the sell-down of our launch inventory and the industry and internal data gathered, we believe we have the information needed to reasonably estimate product returns. As a result, in the second quarter of 2011, we began recognizing revenue for Silenor sales at the time of delivery of the product to wholesale pharmaceutical distributors and our other customers.

License and Royalty Revenue

We consider a variety of factors in determining the appropriate method of accounting for our license agreements, including whether the various deliverables within the agreement can be separated and accounted for as separate units of accounting. Where there are multiple deliverables identified within an agreement that are combined into a single unit of accounting, revenues are deferred and recognized over the expected period of performance. Where a license agreement includes multiple deliverables that are determined to have stand-alone value, we allocate arrangement consideration based on their estimated relative fair value. Revenue is recognized for each individual deliverable after there are no further performance obligations, the related consideration is fixed and determinable and collectability is reasonably assured. For deliverables with continuing performance obligations, we recognize revenue over the expected performance period using either a proportional performance or straight-line method depending on whether we can reasonably estimate the level of effort required to complete our performance obligations under the arrangement.

We are entitled to sales-based milestone payments and royalty revenues under the terms of our license agreements. We will recognize these revenues once the earnings process is complete and payment is reasonably assured.

Product Sales Discounts and Allowances

We record product sales discounts and allowances at the time of sale and report revenue net of such amounts in the same period that product sales are recorded. In determining the amount of product sales discounts and allowances, we must make significant judgments and estimates. If actual results vary from our estimates, we may need to adjust these estimates, which could have an effect on product revenue in the period of adjustment. Our product sales discounts and allowances and the specific considerations we use in estimating these amounts include:

Prompt Pay Discounts. As an incentive for prompt payment, we offer a 2% cash discount to customers. We calculate the discount based on the gross amount of each invoice as we expect that all customers will comply with the contractual terms to earn the discount. We record the discount as an allowance against accounts receivable and a corresponding reduction of revenue. At September 30, 2012 and December 31, 2011, the allowance for prompt pay discounts was $26,000 and $39,000, respectively.

Patient Discount Programs. We offer discount programs to patients of Silenor under which the patient receives a discount on his or her prescription. We reimburse pharmacies for these discounts through third-party vendors. We estimate the total amount that will be redeemed based on the dollar amount of the discounts, the timing and quantity of distribution and historical redemption rates. We accrue the discounts and recognize a corresponding reduction of revenue. At September 30, 2012 and December 31, 2011, the accrual for patient discount programs was $316,000 and $414,000, respectively.

Distribution Service Fees. We pay distribution services fees to each wholesaler for distribution and inventory management services. We accrue for these fees based on contractually defined terms with each wholesaler and recognize a corresponding reduction of revenue. At September 30, 2012 and December 31, 2011, the accrual for distribution service fees was $186,000 and $319,000, respectively.

Chargebacks. We provide discounts to federal government qualified entities with whom we have contracted. These federal entities purchase products from the wholesalers at a discounted price, and the wholesalers then charge back to us the difference between the current retail price and the contracted price the federal entity paid for the product. We accrue chargebacks based on contract prices and sell-through sales data obtained from third-party information. At September 30, 2012 and December 31, 2011, the accrual for chargebacks was $41,000 and $24,000, respectively.

Rebates. We participate in certain rebate programs, which provide discounted prescriptions to qualified insured patients. Under these rebate programs, we pay a rebate to the third-party administrator of the program. We accrue rebates based on contract prices, estimated percentages of product sold to qualified patients and estimated levels of inventory in the distribution channel. Our accrual consists of: (1) the amount expected to be incurred based on the current quarter’s product sold, (2) an accrual for unpaid rebates relating to prior quarters, and (3) an accrual for rebates relating to estimated inventory in the distribution channel. Our estimate of utilization is based on partial claims history data received, third-party data, and information about our expected patient population. At September 30, 2012 and December 31, 2011, the accrual for rebates was $1,682,000 and $1,896,000, respectively.

Product Returns. We estimate future product returns based upon actual returns history, product expiration dating analysis, estimated inventory levels in the distribution channel, and industry data regarding product return rates for similar products. There is a time lag between the date we determine the estimated allowance and when we receive product returns and issue credits to customers. Changes in facts and circumstances arising during this interval may result in adjustments to our estimated allowance being recorded over several periods, which would impact our operating results in those periods. At September 30, 2012 and December 31, 2011, the allowance for product returns was $774,000 and $255,000, respectively. Based on the expiration date of the Silenor product that we sold at launch, the first date that such product could be returned to us under our returned goods policy is November 1, 2012. If actual results vary from our estimates, we would adjust these estimates, which would have an effect on net product revenue in the period of adjustment.

Cost of Product Sales

Cost of product sales includes the costs to manufacture, package, and ship Silenor, including personnel costs associated with manufacturing oversight, as well as royalties and amortization of capitalized license fees associated with our license agreement with ProCom One, Inc. (“ProCom”).

Share-Based Compensation Expense

Share-based compensation expense for employees and directors is recognized in the statement of operations based on estimated amounts, including the grant date fair value, the probability of achieving performance conditions and the expected service period for awards with conditional vesting provisions. We estimate the grant date fair value for our stock option awards using the Black-Scholes valuation model which requires the use of multiple subjective inputs, including estimated future volatility and the expected terms of the stock option awards. Our stock did not have a readily available market prior to our initial public offering in December 2005, creating a relatively short history from which to obtain data to estimate the volatility of our stock price. Consequently, we estimate expected future volatility based on a combination of both comparable companies and our own stock price volatility to the extent such history is available. The expected term for stock options is estimated using guidance provided by the SEC in Staff Accounting Bulletin (“SAB”) No. 107 and SAB No. 110. This guidance provides a formula-driven approach for determining the expected term. Share-based compensation is based on awards expected to ultimately vest and has been reduced for estimated forfeitures. The estimated forfeiture rates may differ from actual forfeiture rates which would affect the amount of expense recognized during the period. Estimated forfeitures are adjusted to actual amounts as they become known.

We recognize the value of the portion of the awards that are ultimately expected to vest on a straight-line basis over the award’s requisite service period. The requisite service period is generally the time over which our share-based awards vest. Some of our share-based awards have vested and may vest upon achieving certain performance conditions, generally pertaining to the commercial performance of Silenor or the achievement of other strategic objectives. Share-based compensation expense for awards with performance conditions is recognized over the period from the date the performance condition is determined to be probable of occurring through the time the applicable condition is met. If the performance condition is not considered probable of being achieved, no expense is recognized until such time as the meeting of the performance condition is considered probable.

Income Taxes

Our income tax expense would consist of current and deferred income tax expense or benefit. Current income tax expense or benefit is the amount of income taxes expected to be payable or refundable for the current year. A deferred income tax asset or liability is recognized for the future tax consequences attributable to tax credits and loss carryforwards and to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of September 30, 2012, we have established a valuation allowance to fully reserve our net deferred tax assets. Tax rate changes are reflected in income during the period such changes are enacted. Changes in ownership may limit the amount of net operating loss carryforwards that can be utilized in the future to offset taxable income. In addition, the state of California has currently suspended the use of net operating loss carryforwards to offset taxable income.

Net Loss per Share

Basic earnings per share (“EPS”) excludes the effects of common stock equivalents. EPS is calculated by dividing net income or loss applicable to common stockholders by the weighted average number of common shares outstanding for the period, reduced by the weighted average number of unvested common shares outstanding subject to repurchase. Diluted EPS is computed in the same manner as basic EPS, but includes the effects of common stock equivalents to the extent they are dilutive, using the treasury-stock method. For us, basic and diluted net loss per share are equivalent because we have incurred a net loss in all periods presented, causing any potentially dilutive securities to be anti-dilutive.

Net loss per share was determined as follows (in thousands, except per share amounts):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Numerator:
Net loss	$(4,469)	$(17,031)	$(8,785)	$(49,018)

Denominator:
Weighted average common shares outstanding	6,897	5,954	6,310	5,755

Per share calculation:
Basic and diluted net loss per share	$(0.65)	$(2.86)	$(1.39)	$(8.52)

Weighted average anti-dilutive securities not included in diluted net loss per share calculation:
Weighted average stock options outstanding	608	589	629	547
Weighted average restricted stock units outstanding	163	71	92	57
Weighted average warrants outstanding	829	349	542	318

Total weighted average anti-dilutive securities not included in diluted net loss per share	1,600	1,009	1,263	922

Recent Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board, or FASB, issued authoritative guidance which amended existing guidance related to the presentation of comprehensive income. We adopted this guidance on January 1, 2012. We currently present comprehensive income (loss) consecutive to the presentation of net income (loss) within one continuous Condensed Statements of Operations and Comprehensive Loss for all periods presented. In December 2011, the FASB deferred a portion of the comprehensive income guidance for the requirement to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income. During the deferral period, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with previous presentation guidance.

Note 3. Composition of Certain Balance Sheet Items

Accounts Receivable

Accounts receivable, net consisted of the following (in thousands):

	September 30, 2012	December 31, 2011
Accounts receivable for product sales, gross	$1,316	$1,989
Allowances for discounts	(26)	(39)

Total accounts receivable	$1,290	$1,950

Inventory

Inventory consisted of the following (in thousands):

	September 30, 2012	December 31, 2011
Work in process	$59	$124
Finished goods inventory	192	140

Total inventory	$251	$264

Other Current Assets

Other current assets consisted of the following (in thousands):

	September 30, 2012	December 31, 2011
Prepaid expenses	$238	$713
Deposits and other current assets	348	290

Total other current assets	$586	$1,003

Property and Equipment

Property and equipment consisted of the following (in thousands):

	September 30, 2012	December 31, 2011
Tooling	$867	$867
Computer equipment	481	481
Furniture and equipment	241	241
Leasehold improvements	76	76

Property and equipment, at cost	1,665	1,665
Less: accumulated depreciation and amortization	(1,252)	(1,031)

Property and equipment, net	$413	$634

Depreciation and amortization expense of our property and equipment was $106,000 and $87,000 for the three months ended September 30, 2012 and 2011, respectively, and $221,000 and $203,000 for the nine months ended September 30, 2012 and 2011, respectively.

Intangible Assets

Intangible assets consisted of the following (in thousands):

	September 30, 2012	December 31, 2011
License fees	$1,000	$1,000
Technology development costs relating to websites	147	147
Other intangible assets	161	161

Intangible assets, at cost	1,308	1,308
Less: accumulated amortization	(368)	(219)

Total intangible assets, net	$940	$1,089

Amortization expense of our intangible assets was $49,000 and $50,000 for the three months ended September 30, 2012 and 2011, respectively, and $149,000 and $124,000 for the nine months ended September 30, 2012 and 2011, respectively.

Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	September 30, 2012	December 31, 2011
Accrued product discounts, allowances and returns	$2,999	$2,908
Accrued fees and royalties	950	1,904
Accrued legal fees	426	507
Accrued compensation and benefits	267	427
Accrued liability to third party sales organization	—	614
Other accrued expenses	766	694

Total accrued liabilities	$5,408	$7,054

Other Long-Term Liabilities

Other long-term liabilities consisted of the following (in thousands):

	September 30, 2012	December 31, 2011
Deferred revenue	$485	$447
Deferred rent	—	43

Total other long-term liabilities	$485	$490

Note 4. License Agreements

ProCom. In August 2003, we entered into an exclusive worldwide in-license agreement with ProCom to develop and commercialize Silenor for the treatment of insomnia. This agreement was amended and restated in September 2010. The term of the license extends until the last licensed patent expires, which is expected to occur no earlier than 2020. The license agreement is terminable by us at any time with 30 days’ notice if we believe that the use of the product poses an unacceptable safety risk or if it fails to achieve a satisfactory level of efficacy. Either party may terminate the agreement with 30 days’ notice if the other party commits a material breach of its obligations and fails to remedy the breach within 90 days, or upon the filing of bankruptcy, reorganization, liquidation, or receivership proceedings. Costs related to the licensed intellectual property incurred after approval of the Silenor NDA by the FDA in March 2010 have been capitalized and included in intangibles in our balance sheet as of September 30, 2012 and December 31, 2011. Capitalized amounts are being amortized on a straight line basis over approximately ten years. Royalty payments due under the terms of the agreement are recorded in accrued liabilities as of September 30, 2012 and December 31, 2011. The royalty payments are recognized as an expense in cost of sales when the related shipments of product are recognized as revenue.

Royalty expense associated with this agreement totaled $0.1 million and $0.4 million for the three and nine months ended September 30, 2012, respectively, as compared to $0.2 million and $0.7 million for the comparable prior year periods. At September 30, 2012 and December 31, 2011, $0.1 million and $0.2 million, respectively, is recorded in accrued liabilities for ProCom royalty payments.

Note 5. Other Collaborative Agreements

Settlement and License Agreements. In July 2012 we entered into separate settlement and license agreements with Mylan Pharmaceuticals Inc. and Mylan, Inc. (collectively, “Mylan”), Par Pharmaceutical, Inc. and Par Pharmaceutical Companies, Inc. (collectively, “Par”), and Zydus Pharmaceuticals USA, Inc. and Cadila Healthcare Limited (d/b/a Zydus Cadila), (collectively, “Zydus”) to resolve the pending patent litigation between the parties involving the applications made by such parties seeking approval to market generic versions of Silenor 3 mg and 6 mg tablets. Each of Mylan, Par and Zydus was granted the right to commercialize a generic version of Silenor in the United States on future dates that may vary depending on circumstances. We will be eligible to receive royalties under each of the settlement and license agreements. See Note 7, “Paragraph IV Settlement.”

In connection with the settlement and license agreement with Mylan, we entered into a manufacturing services agreement with Mylan for the supply of Silenor 3 mg and 6 mg tablets for commercial use.

CJ CheilJedang Corporation. In April 2012, we entered into a license agreement and a supply agreement with CJ CheilJedang Corporation (“CJ”). Under the license agreement, CJ has the exclusive right to commercialize Silenor in South Korea, subject to the receipt of marketing approval. We received an upfront license fee of $600,000 (net of applicable Korean withholding taxes of $99,000) in connection with the execution of the agreements. If Silenor is commercialized in South Korea, we will also be eligible to receive sales-based milestone payments as well as a royalty based on net sales in South Korea. CJ will be responsible for regulatory submissions for Silenor in South Korea, and governance of the collaboration will occur through a joint committee. We have also granted to CJ a right of first negotiation with respect to doxepin isomer or metabolite products we may develop in South Korea. The term of the license agreement runs through the later of the expiration of the term of our amended and restated license agreement with ProCom or 10 years from the first commercial sale of Silenor in South Korea. Either party may terminate the license agreement upon an uncured material breach by the other party, upon the bankruptcy or insolvency of the other party, or upon a force majeure event that lasts for at least 120 days. We may also terminate the license agreement upon 60 days’ prior written notice if we are unable to license rights to a third party’s intellectual property and such failure would reasonably be expected to result in a claim from such third party alleging intellectual property infringement or misappropriation.

For accounting purposes, we have determined that our agreement with CJ requires several deliverables including the granting of a license, the delivery of a specified level of regulatory support services over the term of the license arrangement and manufacturing and product supply. We believe that the license and regulatory support service elements have a standalone value and should therefore be treated as separate units of accounting. In accordance with the accounting guidance regarding revenue recognition for multiple-element agreements, we have allocated the contract value between these two deliverables based on their relative fair values determined based on our estimate of the future cash flows associated with each element. Revenue allocated to each unit of accounting is recognized as the service is provided or as otherwise earned. Our statement of operations for the nine months ended September 30, 2012 includes license fee revenues of $420,000 associated with this transaction. The remainder of the upfront payment has been included in deferred revenue and is being amortized over the period of our significant involvement under the agreement, which we are estimating to be 10 years.

In connection with the license agreement, we also entered into a supply agreement, under which we will supply CJ with all of its requirements for Silenor for a per-unit transfer price during the term of the license agreement or until CJ procures its own supply of Silenor. CJ may terminate the supply agreement upon 10 business days’ notice if we are materially unable to supply Silenor to CJ’s requirements as defined in the supply agreement, and upon 10 business days’ notice in the event that the per-unit transfer price under the agreement exceeds a price specified in the supply agreement. We and CJ will mutually agree to terminate the supply agreement at any time if CJ enters into a direct contractual relationship with our manufacturer of Silenor. We may terminate the supply agreement upon 90 days prior written notice if there is a regulatory change or safety consideration that would have a material adverse effect on the global supply chain and at any time on six months’ prior notice after final FDA approval of a generic competing product for Silenor in the U.S. In accordance with the accounting guidance on revenue recognition for multiple-element agreements, the product supply element of the agreement meets the criteria for separation. Therefore, it will be treated as a single unit of accounting and, accordingly, the supply price of product shipped to CJ, together with associated royalties on net sales of the product, will be recognized as revenue for the supply element when earned.

Paladin. In June 2011, we entered into a license agreement, a supply agreement and a stock purchase agreement with Paladin Labs Inc. (“Paladin”). Under the license agreement, Paladin has the exclusive right to commercialize Silenor in Canada, South America, the Caribbean and Africa, subject to the receipt of marketing approval in each such territory. Paladin will be responsible for regulatory submissions for Silenor in the licensed territories, and governance of the collaboration will occur through a joint committee. We have also granted to Paladin a right of first negotiation with respect to additional doxepin products we may develop in the licensed territories and a right of first negotiation relating to rights to develop and market Silenor as an over-the-counter medication in the licensed territories.

The term of the license agreement runs through the later of the last date on which Silenor is sold by Paladin in the licensed territories or 15 years from the first commercial sale of Silenor in the licensed territories. If Silenor is commercialized in the licensed territories, we would also be eligible to receive sales-based milestone payments of up to $128.5 million as well as a tiered double-digit percentage of net sales in the licensed territories. We may terminate the license agreement on a country-by-country basis in specified key countries upon 60 days’ prior written notice if the first commercial sale has not occurred in such country within 12 months of the date on which marketing approval was obtained in such country. We may also terminate the license agreement upon 60 days’ prior written notice if marketing approval in Canada has not been received by December 7, 2013. Either party may terminate the license agreement upon an uncured material breach by the other party, upon the bankruptcy or insolvency of the other party, or upon a force majeure event that lasts for at least 120 days. We may also terminate the license agreement upon 60 days’ prior written notice and payment of a termination fee if we are unable to license rights to a third party’s intellectual property and such failure would reasonably be expected to result in a claim from such third party alleging intellectual property infringement or misappropriation.

In connection with the license agreement, we also entered into a supply agreement, under which we will supply Paladin all of its requirements for Silenor during the term of the license agreement or until Paladin procures its own supply of Silenor. Paladin may terminate the supply agreement upon 10 business days’ notice if we are materially unable to supply Silenor to Paladin’s requirements as defined in the supply agreement, and at any time if Paladin enters into a direct contractual relationship with our manufacturer of Silenor. We may terminate the supply agreement upon 180 days prior written notice if there is a regulatory change or safety consideration that would have a material adverse effect on the global supply chain and at any time on six months’ prior notice after April 30, 2013.

Note 6. Commitments and Contingencies

Commitments

Facility Lease. In August 2012, we entered into an operating lease arrangement to lease approximately 4,595 rentable square feet of office space located in Solana Beach, California, which we use as our corporate headquarters. The lease commenced in September 2012, and will expire in September 2014. The monthly rent is approximately $14,000, which will increase by 3.0% annually after the first year of the term of the lease. We recognize rent expense on a straight-line basis over the lease term. We will be responsible for the cost of all of the utilities of the leased premises, and beginning in 2014, we will also be responsible for additional rent consisting of our proportional share of any increased operating costs at the site. We were required to provide a security deposit of $43,000 upon signing the lease, which is included in other long-term assets in the accompanying Condensed Balance Sheets.

In August 2012, we also entered into a lease termination agreement associated with our previous headquarters (the “Old Lease”). Under the Termination Agreement, the Old Lease expired on September 7, 2012 rather than the original expiration date of December 24, 2016. In exchange for the termination of the Old Lease, we forfeited to the landlord a standby letter of credit in the amount of $200,000 provided to the landlord as a deposit in connection with the execution of the Old Lease. We have no remaining obligations associated with the Old Lease. The costs associated with the termination of the Old Lease were not material and have been included in selling, general and administrative expenses in our condensed statements of operations and comprehensive loss for the nine months ended September 30, 2012.

Procter & Gamble. In August 2010, we entered into a co-promotion agreement with P&G under which P&G provided sales support to promote Silenor in the U.S. We recognized the revenue from Silenor product sales generated by the promotional efforts of P&G, and in return, were required to pay P&G a fixed fee and a royalty fee as a percentage of U.S. net sales on a quarterly basis during the term of the agreement. The fees due to P&G under this agreement were recognized as part of selling, general, and administrative expense. Each party was responsible for the costs of training, maintaining and operating its own sales force, and we were responsible for all other costs pertaining to the commercialization of Silenor. We terminated this agreement effective as of December 31, 2011. As a result of such termination, P&G is entitled to a low single digit royalty on net sales of Silenor for the 2012 fiscal year.

In May 2012, we entered into an amendment to the agreement with P&G to modify the timing of payment of approximately $1.7 million owed to P&G as of December 31, 2011. Under this amendment, we made an initial payment to P&G of $0.8 million and agreed to pay the remainder based on net sales of Silenor in the United States. The payment will be 3% of net sales from April 1, 2012 through December 31, 2012, and 6% of such net sales thereafter. Such payment will continue until the remaining $0.9 million owed to P&G has been paid in full, subject to acceleration under certain circumstances as set forth in the amendment. Such payment is in addition to the royalty currently payable to P&G by us relating to net sales of Silenor, which continues through December 31, 2012.

Citadel Securities LLC. In August 2011, we entered into an at-the-market equity sales agreement with Citadel (the “Sales Agreement”) pursuant to which we may sell, at our option, up to an aggregate of $30.0 million in shares of our common stock through Citadel, as sales agent. Sales of the common stock made pursuant to the Sales Agreement, if any, will be made on the Nasdaq Stock Market (“Nasdaq”) under our currently-effective Registration Statements on Form S-3 by means of ordinary brokers’ transactions at then-prevailing market prices. Additionally, under the terms of the Sales Agreement, we may also sell shares of our common stock through Citadel, on Nasdaq or otherwise, at negotiated prices or at prices related to the prevailing market price. Under the terms of the Sales Agreement, we may also sell shares to Citadel as principal for Citadel’s own account at a price agreed upon at the time of sale pursuant to a separate terms agreement to be entered into with Citadel at such time. We will pay Citadel a commission equal to 3% of the gross proceeds from the sale of shares of our common stock under the Sales Agreement. The offering of common stock pursuant to the Sales Agreement will terminate upon the earlier of (a) the sale of all of the common stock subject to the Sales Agreement or (b) the termination of the Sales Agreement by us or Citadel. Either party may terminate the Sales Agreement in its sole discretion at any time upon written notice to the other party. There can be no assurance that we can or will consummate sales based on prevailing market conditions or in the quantities or at the prices that we deem appropriate.

We will not be able to make sales of our common stock pursuant to the sales agreement unless certain conditions are met, which include the accuracy of representations and warranties made to Citadel under the sales agreement; compliance with laws; and the continued listing of our stock on the Nasdaq Capital Market. On December 13, 2011, we received a letter from the Listing Qualifications Department of Nasdaq , informing us that because the closing bid price of our common stock listed on Nasdaq was below $1.00 for 30 consecutive trading days, we did not comply with the minimum closing bid price requirement for continued listing on the Nasdaq Capital Market under Nasdaq Marketplace Rule 5550(a)(2). In June 2012, we received a second letter from Nasdaq notifying us that we had been granted an additional 180-day compliance period, or until December 10, 2012, to regain compliance with the $1.00 per share minimum closing bid price requirement under Nasdaq Marketplace Rule 5550(a)(2). Nasdaq’s determination was based on us meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the Nasdaq Capital Market, with the exception of the bid price requirement, and our written notice of our intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary.

On October 5, 2012, our stockholders voted to approve an amendment to our Amended and Restated Certificate of Incorporation to effect a reverse stock split of our outstanding common stock at an exchange ratio of one-for-eight, and a decrease in the number of authorized shares of our common stock to 25,000,000 shares, subject to the authority of our board of directors’ to abandon such amendment. On October 10, 2012, our board of directors authorized such amendment, and we filed a Certificate of Amendment to effect such amendment with the Secretary of State of the State of Delaware on October 11, 2012. The reverse stock split became effective as the close of trading on Nasdaq on October 11, 2012, and our common stock began trading on a post-split basis beginning on October 12, 2012. On October 26, 2012, we received notice from Nasdaq indicating that because we had maintained a closing bid price of our common stock of at least $1.00 per share for a minimum of 10 consecutive business days, we had regained compliance with Nasdaq Marketplace Rule 5550(a)(2).

In addition, the rules and regulations of the SEC or other regulatory agencies may restrict our ability to make sales under the sales agreement, or may affect the timing of and the amounts we can raise by making such sales. For example, under current SEC regulations, because the aggregate market value of our public float is less than $75 million, the amount that we can raise through primary public offerings of securities in any twelve-month period using one or more registration statements on Form S-3 is limited to an aggregate of one-third of our public float.

Other Commitments. We have contracted with various consultants, drug manufacturers, wholesalers, and other vendors to assist in regulatory and compliance matters, data analysis, and commercialization activities for Silenor. The contracts are terminable at any time, but obligate us to reimburse the providers for any time or costs incurred through the date of termination. We have employment agreements with certain of our current employees that provide for severance payments and accelerated vesting for certain share-based awards if their employment is terminated under specified circumstances.

Litigation

Litigation with Actavis, Inc., Mylan, Par and Zydus

We received notices from each of Actavis Elizabeth LLC and Actavis Inc. (collectively, “Actavis”), Mylan, Par and Zydus that each had filed with the FDA an Abbreviated New Drug Application (“ANDA”) for a generic version of Silenor 3 mg and 6 mg tablets. The notices included “paragraph IV certifications” with respect to eight of the nine patents listed in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book, for Silenor. A paragraph IV certification is a certification by a generic applicant that in the opinion of that applicant, the patent(s) listed in the Orange Book for a branded product are invalid, unenforceable and/or will not be infringed by the manufacture, use or sale of the generic product.

We, together with ProCom, filed suit in the United States District Court for the District of Delaware against each of Actavis, Mylan, Par and Zydus alleging that each of Actavis, Mylan, Par and Zydus infringed U.S. Patent No. 6,211,229 (the “‘229 patent”) by seeking approval from the FDA to market generic versions of Silenor 3 mg and 6 mg tablets prior to the expiration of this patent.

In addition, we filed suit in the United States District Court for the District of Delaware against each of Actavis, Mylan, Par and Zydus alleging that such parties have infringed U.S. Patent No. 7,915,307 (the “‘307 patent”) by seeking approval from the FDA to market generic versions of Silenor 3 mg and 6 mg tablets prior to the expiration of this patent.

As described more fully in Note 7, “Paragraph IV Settlements,” in July 2012 we and ProCom One entered into separate settlement agreements with each of Mylan, Par and Zydus to resolve the pending patent litigation between the parties. In July 2012, the U.S. District Court for the District of Delaware entered an order dismissing the litigation with respect to each of Mylan, Par and Zydus.

Pursuant to the provisions of the Hatch-Waxman Act, FDA final approval of the Actavis and Mylan ANDAs can occur no earlier than May 3, 2013, FDA final approval of the Par ANDA can occur no earlier than June 23, 2013 and FDA final approval of the Zydus ANDA can occur no earlier than November 13, 2013, unless in each case there is an earlier court decision that the ‘229 patent and the ‘307 patent are not infringed and/or invalid or unless any party to the action is found to have failed to cooperate reasonably to expedite the infringement action.

We intend to vigorously enforce our intellectual property rights relating to Silenor, but cannot predict the outcome of ongoing or any future actions.

Litigation with Classen Immunotherapies, Inc.

On August 1, 2012, a complaint for patent infringement was filed against us by Classen Immunotherapies, Inc. in the United States District Court for the Central District of California. The complaint alleges that we infringed one or more claims of two of plaintiff’s patents by conducting one or more clinical studies relating to

Silenor and seeking FDA approval for Silenor. The plaintiff seeks damages, including for willful infringement, and attorneys’ fees. Although we believe that none of our activities has infringed plaintiff’s patents, and we will defend the action vigorously, we cannot predict the future outcome of this matter.

Other Litigation

We may from time-to-time become subject to other litigation matters. Regardless of how these litigation matters are ultimately resolved, litigation could reasonably be expected to be costly, time-consuming and distracting to management, which could have a material adverse effect on our business.

Note 7. Paragraph IV Settlements

On July 17, 2012, we and ProCom entered into a Settlement and License Agreement (the “Mylan Agreement”) with Mylan to resolve the patent litigation between the parties involving Mylan’s application seeking approval to market a generic version of Silenor 3 mg and 6 mg tablets. Pursuant to the Mylan Agreement, we entered into a Manufacturing Services Agreement (the “Mylan Supply Agreement” and collectively with the Mylan Agreement, the “Mylan Agreements”) with Mylan Pharmaceuticals, Inc. for the supply of Silenor 3 mg and 6 mg tablets for commercial use. Under the Mylan Agreement, we agreed to grant Mylan an exclusive, royalty-bearing license under the patents that were the subject of the litigation, U.S. Patent Nos. 6,211,229 and 7,915,307 (the “Litigated Patents”), to sell an authorized generic version of Silenor under our NDA in the United States for a limited period beginning January 1, 2020, or earlier under certain circumstances. Such circumstances include the sale in the United States of a generic equivalent version of Silenor by a third party, and a substantial decline in Silenor prescription volume that is not within our sole control, subject to a formula included in the Mylan Agreement. After Mylan’s license to sell such authorized generic product expires, Mylan will have a non-exclusive, royalty-bearing license to sell a generic version of Silenor under Mylan’s ANDA in the United States.

The Mylan Agreement provides that we and Mylan will not pursue litigation activities related to the litigation, and we jointly filed a stipulated consent judgment and joint motion to dismiss the litigation with respect to Mylan. The Mylan Agreement required us and Mylan to submit the Mylan Agreements to the U.S. Federal Trade Commission and the U.S. Department of Justice within ten business days following the date of execution.

Under the Mylan Supply Agreement, we agreed to purchase from Mylan certain minimum amounts of our commercial requirements of Silenor 3 mg and 6 mg tablets. We also granted to Mylan a right of first negotiation with respect to the manufacture of commercial quantities of any additional branded pharmaceutical product containing doxepin as the sole active pharmaceutical ingredient, to the extent such product is to be manufactured by a third party. The initial term of the Mylan Supply Agreement is as specified in the Mylan Supply Agreement and will automatically be renewed unless terminated by either party upon prior written notice prior to the expiration of the initial term or any renewal term. We have the right to terminate the Mylan Supply Agreement upon prior written notice if a generic form of Silenor is launched in the United States or in the event that any governmental agency takes any action, or raises any objection, that prevents us from importing, exporting, purchasing or selling Silenor. Mylan has the right to terminate the Mylan Supply Agreement upon prior written notice if a generic form of Silenor is launched in the United States (other than by Mylan in breach of the Mylan Agreement). Either party may terminate the Mylan Supply Agreement in the event of a material breach of the Mylan Supply Agreement by the other party, unless the material breach is cured within a specified period after written notice, in the event of a breach of the Mylan Agreement by the other party, or in the event of a force majeure event that prevents the other party’s performance for a specified period. In addition, either party may immediately terminate the Mylan Supply Agreement upon written notice if (1) the other party is declared insolvent or bankrupt by a court of competent jurisdiction, (2) a voluntary petition of bankruptcy is filed in any court of competent jurisdiction by the other party or (3) the Mylan Supply Agreement is assigned by such other party for the benefit of creditors.

The Mylan Agreements also contain provisions regarding indemnification, confidentiality, dispute resolution and other customary provisions for agreements of these kinds.

On July 17, 2012, we and ProCom entered into a Settlement and License Agreement (the “Par Agreement”) with Par to resolve the patent litigation between the parties involving Par’s application seeking approval to market a generic version of Silenor 3 mg and 6 mg tablets. Under the Par Agreement, we agreed to grant Par a non-exclusive license under the Litigated Patents to sell a generic version of Silenor in the United States 180 days after the earlier of the date that a third party’s generic version of Silenor is first sold in the United States under a license from us or a final court decision that the Litigated Patents are not infringed, invalid or unenforceable, or earlier under certain circumstances. Par will be required to pay us royalties on its net sales of such generic product until a date specified in the Par Agreement. The Par Agreement provides that we and Par will not pursue litigation activities related to the litigation, and we jointly filed a stipulated consent judgment and joint motion to dismiss the litigation with respect to Par. The Par Agreement required us and Par to submit the Par Agreement to the U.S. Federal Trade Commission and the U.S. Department of Justice within ten business days following the date of execution. The Par Agreement also contains provisions regarding indemnification, confidentiality, dispute resolution and other customary provisions for an agreement of this kind.

On July 18, 2012, we and ProCom entered into a Settlement and License Agreement (the “Zydus Agreement”) with Zydus to resolve the patent litigation between the parties involving Zydus Pharmaceuticals (USA), Inc.’s application seeking approval to market a generic version of Silenor 3 mg and 6 mg tablets. Under the Zydus Agreement, we agreed to grant Zydus a non-exclusive license under the Litigated Patents to sell a generic version of Silenor in the United States 180 days after the earlier of the date that a third party’s generic version of Silenor is first sold in the United States under a license from us or a final court decision that the Litigated Patents are not infringed, invalid or unenforceable, or earlier under certain circumstances. Zydus will be required to pay us royalties on its net sales of such generic product until a date specified in the Zydus Agreement. Zydus will also be required to pay to us liquidated damages specified in the Zydus Agreement under certain circumstances. The Zydus Agreement provides that we and Zydus will not pursue litigation activities related to the litigation, and we jointly filed a stipulated consent judgment and joint motion to dismiss the litigation with respect to Zydus. The Zydus Agreement required us and Zydus to submit the Zydus Agreement to the U.S. Federal Trade Commission and the U.S. Department of Justice within ten business days following the date of execution. The Zydus Agreement also contains provisions regarding indemnification, confidentiality, dispute resolution and other customary provisions for an agreement of this kind.

In July 2012, the U.S. District Court for the District of Delaware entered an order dismissing the litigation with respect to each of Mylan, Par and Zydus.

In connection with these settlements, we will make certain payments over a period of time which resulted in a paragraph IV settlement expense being recognized by us in the third quarter of 2012.

Note 8. Share-based Compensation and Equity

We have issued and intend to continue to issue stock options, restricted stock units (“RSUs”) and restricted stock awards under our equity incentive award plans. We have equity awards outstanding under both our 2004 Equity Incentive Award Plan (the “2004 Plan”) and our 2005 Equity Incentive Award Plan (the “2005 Plan”). During 2012, we have had the following types of equity awards outstanding:

•

Stock Options. Stock options generally have ten-year terms, vest over a period of between one and four years and are service-based. The exercise price for our stock options is generally equal to the closing stock price at the date of grant.

•	Restricted Stock Unit.: RSUs, which are convertible into an equivalent number of shares of common stock upon vesting, have been granted to employees and members of our board of directors.

Certain of our share-based awards will vest upon the achievement of performance conditions. Compensation expense for share-based awards granted to employees and directors is recognized based on the grant date fair value for the portion of the awards for which performance conditions are considered probable of being achieved. Such expense is recorded over the period the performance condition is expected to be performed. No expense is recognized for awards with performance conditions that are considered improbable of being achieved.

The following table summarizes non-cash share-based compensation expense (in thousands).

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Included in selling, general and administrative expense	$583	$1,565	$1,954	$3,859
Included in research and development expense	—	103	—	397

Total share-based compensation expense	$583	$1,668	$1,954	$4,256

Included in these tables for 2012 is the effect of a modification of the option agreements with certain terminated employees as a result of an extension of the term of their post-employment consulting agreements. We recognized $0.1 million of share-based compensation expense during 2012 as a result of these modifications.

In March 2012, our board of directors amended our Director Compensation Policy retroactively to October 1, 2011 to provide that non-employee directors receive restricted stock units in lieu of other forms of compensation for their service on our board of directors. Stock based compensation for the three and nine months ended September 30, 2012 includes $0.1 million and $0.4 million, respectively, associated with compensation of our non-employee board members. As a result of this retroactive change, $0.1 million that had been included in accrued liabilities at December 31, 2011 was reclassified to additional paid-in capital during 2012.

In March 2012, the compensation committee of our board of directors determined that, in order to reduce costs, the base salaries of our executive officers would be reduced effective April 2012. The amount of such salary reduction for each executive officer will be paid to them on a quarterly basis in arrears in the form of restricted stock units. Stock based compensation for the three and nine months ended September 30, 2012 includes $35,000 and $71,000, respectively, associated with compensation of our executive officers.

Sale of Common Stock and Warrants

On July 24, 2012, we raised gross proceeds of $3.0 million, before deducting selling commissions and expenses, by selling an aggregate of approximately 1.2 million shares of our common stock (the “Shares”) and warrants to purchase up to an additional 0.6 million shares of our common stock (the “Warrants”) to a group of institutional investors. The Warrants have an exercise price of $3.68 per share, will be exercisable beginning six months and one day from the date of issuance and will expire on the fifth anniversary of the date they first become exercisable. In accordance with accounting guidance, we have allocated the net proceeds of the offering between the value ascribed to the sale of the Shares and the value ascribed to the sale of the Warrants based on their relative fair values. The value assigned to the Warrants of $0.6 million was determined on the date of grant using the Black-Scholes model with the following assumptions: risk free interest rate of 0.6%, volatility of 70%, a 5.5 year term and no dividend yield. The Warrants were recorded as a component of stockholders’ equity with an equal offsetting amount to stockholders’ equity because the value of the Warrants was considered a financing cost.

Note 9. Related Party Transaction

We have in-licensed certain intellectual property from ProCom (see Note 4, “License Agreements”). The royalty payments due under this agreement are recognized as an expense in cost of sales when the related shipments of product are recognized as revenue. As part of the in-license agreement, ProCom has the right to designate one nominee for election to our board of directors (Terrell Cobb, a principal of ProCom).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholders and Board of Directors

Pernix Therapeutics Holdings, Inc.

Magnolia, Texas

We have audited the accompanying consolidated balance sheets of Pernix Therapeutics Holdings, Inc. and subsidiaries (collectively, the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pernix Therapeutics Holdings, Inc. and subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Cherry, Bekaert & Holland, L.L.P.

Charlotte, North Carolina

March 29, 2012

PERNIX THERAPEUTICS HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2011	2010
ASSETS
Current assets:
Cash and cash equivalents	$34,551,180	$8,260,059
Restricted cash	—	501,906
Accounts receivable, net	20,601,360	14,758,240
Inventory, net	6,261,162	4,145,734
Prepaid expenses and other current assets	2,144,203	1,930,062
Deferred income tax assets—current	4,552,000	2,494,000

Total current assets	68,109,905	32,090,001
Property and equipment, net	911,948	1,213,850
Other assets:
Investments	4,451,831	1,502,814
Intangible assets, net	8,876,504	10,961,900
Other long-term assets	213,783	264,967

Total assets	$82,563,971	$46,033,532

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,987,913	$2,248,342
Accrued personnel expense	2,044,121	848,013
Accrued allowances	17,006,409	10,488,674
Income taxes payable	585,931	2,149,052
Other accrued expenses	1,565,918	1,319,512
Contracts payable	1,290,000	2,200,000
Line of credit	6,000,000	—

Total current liabilities	31,480,292	19,253,593
Long-term liabilities
Line of credit	—	5,000,000
Contracts payable	600,000	1,800,000
Deferred income taxes	860,000	1,075,000

Total liabilities	32,940,292	27,128,593

Commitments and contingencies

STOCKHOLDERS’ EQUITY
Common stock $.01 par value, 90,000,000 shares authorized, 27,820,004 and 24,698,594 issued, and 25,749,137 and 22,627,727 outstanding at December 31, 2011 and 2010, respectively	257,491	226,277
Treasury stock, at cost (2,070,867 shares held at December 31, 2011 and 2010)	(3,751,890)	(3,751,890)
Additional paid-in capital	30,185,294	8,934,735
Retained earnings	21,843,416	13,495,817
Other comprehensive income	1,089,368	—

Total stockholders’ equity	49,623,679	18,904,939

Total liabilities and stockholders’ equity	$82,563,971	$46,033,532

See accompanying notes to consolidated financial statements.

PERNIX THERAPEUTICS HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Years Ended December 31,
	2011	2010
Net sales	$60,606,855	$33,227,433

Costs and expenses:
Cost of product sales	20,536,290	5,442,549
Selling, general and administrative expenses	22,537,966	15,188,525
Research and development expense	922,432	998,224
Loss from operations of the joint venture with SEEK	814,351	—
Royalties expense, net	384,943	738,868
Depreciation and amortization expense	2,302,894	1,238,922

Total costs and expenses	47,498,876	23,607,088

Income from operations	13,107,979	9,620,345

Other income (expense):
Other income	—	286,868
Gain from bargain purchase	—	881,950
Interest income (expense), net	(171,378)	5,624

Total other income (expense), net	(171,378)	1,174,442

Income before income taxes	12,936,601	10,794,787
Income tax provision	4,589,000	1,486,000

Net income	8,347,601	9,308,787

Unrealized gain on securities, net of income tax of $674,000	1,089,368	—

Comprehensive income	$9,436,969	$9,308,787

Net income per share, basic	$0.35	$0.40

Net income per share, diluted	$0.34	$0.40

Weighted-average common shares, basic	23,990,734	23,415,449

Weighted-average common shares, diluted	24,460,291	23,418,398

See accompanying notes to consolidated financial statements.

PERNIX THERAPEUTICS HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Non- Controlling Interest	Accumulated Other Comprehensive Income	Total
Balance at December 31, 2009	$209,000	$788,979	$—	$4,308,491	$69,738	$—	$5,376,208
Distributions to stockholders	—	—	—	(121,461)	—	—	(121,461)
Transfer of equity in reverse merger with GTA	36,586	7,073,911	—	—	—	—	7,110,497
Acquisition of Gaine non-controlling interest	—	(1,602,692)	—	—	(69,738)	—	(1,672,430)
Contributed capital in acquisition of Macoven	—	2,211,344	—	—	—	—	2,211,344
Stock repurchase program
Open market repurchases	(709)	(1,772)	(247,390)	—	—	—	(249,871)
Negotiated repurchase from related party	(20,000)	(75,500)	(3,504,500)	—	—	—	(3,600,000)
Proceeds from issuance of common stock	400	77,200	—	—	—	—	77,600
Stock-based compensation
Restricted stock	1,000	106,946	—	—	—	—	107,946
Stock options	—	356,319	—	—	—	—	356,319
Net income	—	—	—	9,308,787	—	—	9,308,787

Balance at December 31, 2010	226,277	8,934,735	(3,751,890)	13,495,817	—	—	18,904,939
Stock-based compensation
Restricted stock	600	320,192	—	—	—	—	320,792
Stock options	—	861,507	—	—	—	—	861,507
Employee stock purchase plan	—	100,968	—	—	—	—	100,968
Issuance of stock options for services from non-employees	—	312,563	—	—	—	—	312,563
Issuance of common stock upon the exercise of stock options	279	78,122	—	—	—	—	78,401
Issuance of common stock in connection with employee stock purchase plan	335	210,460	—	—	—	—	210,795
Income tax benefit on stock based awards	—	137,000	—	—	—	—	137,000
Issuance of common stock upon registered direct offering, net of issuance costs of $255,254	30,000	19,229,745	—	—	—	—	19,259,745
Net income	—	—	—	8,347,601	—	—	8,347,601
Unrealized gain on securities, net	—	—	—	—		1,089,368	1,089,368

Balance at December 31, 2011	$257,491	$30,185,292	$(3,751,890)	$21,843,418	$—	$1,089,368	$49,623,679

See accompanying notes to consolidated financial statements.

PERNIX THERAPEUTICS HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2011	2010
Cash flows from operating activities:
Net income	$8,347,601	$9,308,787
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	97,498	61,322
Amortization	2,205,396	1,177,600
Impairment charge to fair value of land	380,000	—
Deferred income tax benefit	(2,273,000)	(3,055,000)
Stock compensation expense	1,283,267	464,265
Expense for stock options issued in exchange for services	312,563	—
Gain from bargain purchase from Macoven acquisition	—	(881,950)
Loss from the operations of the joint venture with SEEK	814,351	—
Changes in operating assets and liabilities:
Accounts receivable	(5,843,120)	(8,361,058)
Income taxes	(2,237,121)	2,049,048
Inventory	(2,115,428)	(1,265,412)
Prepaid expenses and other assets	(325,568)	170,110
Other assets—long term	51,184	118,366
Accounts payable	739,570	1,575,621
Accrued expenses	7,960,249	3,304,915

Net cash provided by operating activities	9,397,442	4,666,614

Cash flows from investing activities:
Investment in TherapeuticsMD	(1,000,000)	—
Investment in joint venture with SEEK	(1,000,000)	(1,502,814)
Acquisition of Macoven, net of cash acquired of $189,274	—	(1,996,432)
Acquisition of CEDAX—initial payment (see Note 4)	—	(1,500,000)
Acquisition of non-controlling interest in Gaine—initial payment	—	(326,623)
Purchase of intangible assets	—	(250,000)
Purchase of equipment and payments for construction in progress	(175,596)	(119,580)

Net cash used in investing activities	(2,175,596)	(5,695,449)

Cash flows from financing activities:
Cash acquired in connection with the reverse merger, net of costs paid	—	5,965,529
Proceeds from line of credit	1,000,000	5,000,000
Payments on contracts payable	(1,230,000)	—
Transfer to/from restricted cash	500,000	(501,906)
Payments received on notes receivable	113,333	86,334
Payment on acquisition obligation—CEDAX (see Note 4)	—	(4,600,000)
Payment on acquisition obligation—Gaine (see Note 4)	(1,000,000)	(345,807)
Distributions to stockholders	—	(121,461)
Tax benefit on stock-based awards	137,000	—
Repurchase of common stock	—	(849,871)
Proceeds from issuance of common stock in registered direct offering, net of issuance costs of $255,254	19,259,746	—
Proceeds from issuance of common stock through exercise of stock options and employee stock purchase plan	289,196	77,600

Net cash provided by financing activities	19,069,275	4,710,418

Net increase in cash and cash equivalents	26,291,121	3,681,583
Cash and cash equivalents, beginning of year	8,260,059	4,578,476

Cash and cash equivalents, end of year	$34,551,180	$8,260,059

Supplemental Disclosure of Cash Flow Information:
Cash paid for income taxes	$8,911,190	$2,653,043
Interest paid during the period	177,816	19,485
Non-cash transactions:
Contract for product license—contract payable (total $120,000)	$90,000	$—
Write off/donation of inventory	2,001,464	46,032
Negotiated repurchases of Pernix common stock from insider	—	3,600,000
Contribution of capital in acquisition of Macoven	—	2,211,344

See accompanying notes to consolidated financial statements.

PERNIX THERAPEUTICS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.    Company Overview

Pernix is a specialty pharmaceutical company focused on the sales, marketing and development of branded and generic pharmaceutical products for pediatric and adult indications in a variety of therapeutic areas. We expect to continue to execute our growth strategy which involves the horizontal intigration of our branded prescription, generic and OTC businesses. We manage a portfolio of branded and generic prescription products and theobromine, a non-codeine, cough suppressant product candidate in development. Our branded products for the pediatrics market include CEDAX®, an antibiotic for middle ear infections, NATROBA™, a topical treatment for head lice marketed under an exclusive co-promotion agreement with ParaPRO, LLC, REZYST IM™, a proprietary probiotic blend to promote dietary management and a family of prescription treatments for cough and cold (BROVEX®, ALDEX® and PEDIATEX®). The Company promotes its branded products through an established U.S. sales force. Pernix also markets generic products through its wholly-owned subsidiary, Macoven Pharmaceuticals. Founded in 1996, the Company is based in The Woodlands, TX.

Unless specifically noted otherwise, as used throughout these consolidated financial statements, the term “Company” or “Pernix” refers to the consolidated company after the reverse merger with Golf Trust of America, Inc. (“GTA”) on March 9, 2010 and the business of Pernix Therapeutics, Inc. (“PTI”) before the reverse merger. The term GTA refers to such entity’s standalone businesses prior to the reverse merger.

Registered Direct Offering

On July 27, 2011, the Company completed an underwritten registered direct offering of 4,000,000 shares of common stock pursuant to the terms of that certain underwriting agreement dated July 21, 2011 by and among the Company, the selling stockholders named therein and the underwriters named on Schedule I thereto, for whom Stifel, Nicolaus & Company, Incorporated acted as representative. As provided in the underwriting agreement, (i) the Company sold an aggregate of 3,000,000 shares of its common stock, and (ii) the selling stockholders sold 1,000,000 shares of common stock. The public offering price was $7.00 per share, and the underwriters purchased the shares subject to the offering at a price of $6.58 per share. The offering was led by Aisling Capital and OrbiMed Advisors, LLC. Net proceeds from the sale of the shares of common stock sold by the Company, after underwriting discounts and commissions and offering expenses, were approximately $19.3 million. The offering was made pursuant to an effective shelf registration statement filed with the Securities and Exchange Commission on May 31, 2011.

Note 2.    Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of (i) Pernix’s wholly-owned subsidiaries Pernix Therapeutics, LLC, GTA GP, Inc. and GTA LP, Inc., (ii) Gaine, Inc. (“Gaine”), a patent and license holding company owned 50% by Pernix until June 24, 2010 when Pernix purchased the remaining 50% and (iii) Macoven Pharmaceuticals, LLC (“Macoven”), a company that promotes generic equivalents of pharmaceutical products that Pernix reacquired on September 8, 2010. Transactions between and among the Company and its consolidated subsidiaries are eliminated.

Basis of Accounting

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Financial Accounting Standards Board (“FASB”) has established the FASB Accounting Standards Codification (“ASC”) as the single source of authoritative GAAP.

Management’s Estimates and Assumptions

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The Company reviews all significant estimates affecting the consolidated financial statements on a recurring basis and records the effect of any necessary adjustments prior to their issuance. Significant estimates of the Company include: revenue recognition, sales allowances such as returns on product sales, government program rebates, customer coupon redemptions, wholesaler/pharmacy discounts, product service fees, rebates and chargebacks, sales commissions, amortization, depreciation, stock-based compensation, the determination of fair values of assets and liabilities in connection with business combinations, and deferred income taxes.

Financial Instruments, Credit Risk Concentrations and Economic Dependency

The financial instruments that potentially subject the Company to concentrations of credit risk are cash, cash equivalents, restricted cash, and accounts receivable.

The Company relies on certain materials used in its development and manufacturing processes, some of which are procured from a single source. Pernix partners with third parties to manufacture all of its products and product candidates. Most of Pernix’s manufacturing arrangements are not subject to long-term agreements and generally may be terminated by either party without penalty at any time. Changes in the price of raw materials and manufacturing costs could adversely affect Pernix’s gross margins on the sale of its products. Changes in Pernix’s mix of products sold could also affect its costs of product sales. For the year ended December 31, 2011, approximately (excluding Natroba which is purchased exclusively from ParaPRO), 65% of the inventory purchases were from four primary suppliers, allocated 19%, 17% , 16% and 13%, respectively. For the year ended December 31, 2010, approximately 88% of our product inventory purchases was from three primary suppliers, allocated 46%, 22% and 20%, respectively. The Company believes that it has good relationships with its current suppliers, and could secure the services of alternative suppliers if necessary or required.

Trade accounts receivable are unsecured and are due primarily from wholesalers and distributors that sell to individual pharmacies. The Company primarily sells to three major customers (see Note 15). The Company continually evaluates the collectability of accounts receivable and maintains allowances for potential losses when necessary.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company places its cash and cash equivalents on deposit with financial institutions in the United States. Included in Cash and Cash Equivalents is approximately $21 million invested by Regions Morgan Keegan Trust in short-term securities which are secured by government securities at an amount not less than 105%. The Federal Deposit Insurance Corporation (“FDIC”) covers $250,000 for substantially all depository accounts and temporarily provides unlimited coverage through December 31, 2012 for certain qualifying and participating non-interest bearing transaction acconts. The Company from time to time may have amounts on deposit in excess of the insured limits. As of December 31, 2011, the Company had approximately $3,077,000 which exceeded these insured amounts.

Fair Value of Financial Instruments

A financial instrument is defined as cash equivalents, evidence of an ownership interest in an entity, or a contract that creates a contractual obligation or right to deliver or receive cash or another financial instrument from another party. The Company’s financial instruments consist primarily of cash and equivalents (including our Regions Trust Account which invests in short-term securities consisting of sweep accounts, money market accounts and money market mutual funds), an investment in equity securities (TherapeuticsMD), and certain land. The carrying value of these assets approximate their fair value.

Effective May 1, 2008, the Company adopted FASB Accounting Standards Codification ASC 820 which provides a framework for measuring fair value under GAAP. The adoption of this statement had an immaterial impact on our consolidated financial statements. The Company also adopted the deferral provisions, which delayed the effective date of ASC 820 for all nonrecurring fair value measurements of non-financial assets and liabilities until our fiscal year ended December 31, 2011.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also expands disclosures about instruments measured at fair value and establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value as follows:

Level 1	Quoted prices in active markets for identical assets or liabilities as of the reporting date.
Level 2	Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities as of the reporting date.
Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following tables summarize the Company’s fair value hierarchy for its financial assets and liabilities measured at fair value on a recurring and nonrecurring basis as of December 31, 2011 and 2010 (in thousands):

	2011
	Level 1	Level 2	Level 3	Total
Financial Assets
Notes receivable	—	—	4	4
Investment in TherapeuticsMD	—	—	2,763	2,763
Land(1)	—	—	572	572

Total	$—	$—	$3,339	$3,339

	2010
	Level 1	Level 2	Level 3	Total
Financial Assets
Note receivable(1)	$—	$—	$114	$114
Land(1)	—	—	952	952
Total	$—	$—	$1,066	$1,066

(1)	Measured on a non-recurring basis.

Accounts Receivable

Accounts receivable result primarily from sales of pharmaceutical products and amounts due under revenue sharing arrangements. Credit is extended based on the customer’s financial condition, and generally collateral is not required. The Company ages its accounts receivable using the corresponding sale date of the transaction and considers accounts past due based on terms agreed upon in the transaction, which is generally 30 days for brand sales and 60 to 120 days for generic sales, depending on the customer and the products purchased.

Current earnings are charged with a provision for bad debt expense based on experience and evaluation of the individual accounts. Write-offs of accounts are charged against this allowance once the amount is determined to be uncollectible by management. Recoveries of trade receivables previously written off are recorded when recovered. At December 31, 2011 and 2010, management evaluated the need for an allowance and determined no allowance was necessary.

Inventories

Inventory is valued at the lower of cost or market, with cost determined by using the specific identification method. Allowances for slow-moving, obsolete, and/or declines in the value of inventory are determined based on management’s assessments. Sample inventory utilized for promoting the products is expensed and included in SG&A expenses when purchased.

Property, Equipment and Depreciation

Property and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets using the straight-line method. Generally, the Company assigns the following estimated useful lives to these categories:

Service Life
Leasehold improvements	15 years
Equipment	5-7 years
Furniture and fixtures	5-7 years
Computer software and website	3 years

Maintenance and repairs are charged against earnings when incurred. Additions and improvements that extend the economic useful life of the asset are capitalized. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts, and any resulting gain or loss is reflected in current earnings.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, such as property and equipment, and purchased intangible assets subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. If any long-lived assets are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair value. As of December 31, 2011, the Company recorded an impairment charge of approximately $380,000 to the value of the Company’s land due to a recent appraisal of the property.

Intangible Assets

Intangible assets, such as patents, product licenses and product rights that are considered to have a definite useful life, are amortized on a straight-line basis over the shorter of their economic or legal useful life which ranges from three to fifteen years. Management reviews such assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Goodwill

Goodwill is recorded as the excess purchase price over tangible assets, liabilities and intangible assets acquired based on their estimated fair value, by applying the acquisition method of accounting. The ongoing evaluation for impairment of goodwill requires significant management estimates and judgment. We evaluate goodwill for impairment on an annual basis and on an interim basis if events or changes in circumstances between annual impairment tests indicate that the asset might be impaired. There were no impairment charges in 2011 or 2010.

Equity Method of Accounting

The Company’s investment in the joint venture with SEEK is accounted for at cost and adjusted for the Company’s share (46%) of the joint venture’s undistributed earnings or losses.

Revenue Recognition

The Company’s consolidated net revenues represent the Company’s net product sales and collaboration revenues. The Company records all of its revenue from product sales and collaboration or co-promotion agreements when realized or realizable and earned. Revenue is realized or realizable and earned when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller’s price to the buyer is fixed or determinable; and (4) collectability is reasonably assured. The Company records revenue from product sales when the customer takes ownership and assumes risk of loss (free-on-board destination). Royalty revenue is recognized upon shipment from the manufacturer to the purchaser. Co-promotion revenue is recognized in the period in which the product subject to the arrangement is sold. At the time of sale, estimates for a variety of sales deductions, such as returns on product sales, government program rebates, price adjustments and prompt pay discounts are recorded.

The following table sets forth a summary of Pernix’s consolidated net revenues (in thousands) for the years ended December 31, 2011 and 2010.

	Year Ended December 31, (in thousands)
	2011	2010
Gross Product Sales
Upper respiratory, allergy and antibiotic products	$61,454	$48,485
Dietary supplements and medical food products	4,509	691
Other generic products	8,152	—
Dermatology products (including NATROBA)	12,633	903

Gross product sales	86,748	50,079
Sales allowances	(30,775)	(19,342)

Net product sales	55,973	30,737
Co-promotion, royalty and other revenues	4,634	2,490

Net Revenues	$60,607	$33,227

Product Returns

Consistent with industry practice, the Company offers contractual return rights that allow its customers to return the majority of its products within an 18-month period, commencing from six months prior to and up to twelve months subsequent to the product expiration date. The Company’s products have a 24 to 36-month expiration period from the date of manufacture. The Company adjusts its estimate of product returns if it becomes aware of other factors that it believes could significantly impact its expected returns. These factors include its estimate of inventory levels of its products in the distribution channel, the shelf life of the product shipped, review of consumer consumption data as reported by external information management companies, actual and historical return rates for expired lots, the forecast of future sales of the product, competitive issues such as new product entrants and other known changes in sales trends. The Company estimates returns at 5% to 7% of sales of branded products based upon historical data compiled since 2004, as well as other facts and circumstances that may impact future expected returns. Under our co-promotion arrangement with ParaPRO, certain returns of NATROBA sold within the first year of launch will be reimbursed by ParaPRO up to 65%. The Company estimates returns at 5% – 12% on sales of generic products depending on assumptions and/or facts and circumstances existing for certain products. The returns reserve may be adjusted as we accumulate sales history and returns experience on this portfolio of products. The Company reviews and adjusts these reserves quarterly.

Government Program Rebates

The liability for Medicaid, Medicare and other government program rebates is estimated based on historical and current rebate redemption and utilization rates contractually submitted by each state’s program administrator and assumptions regarding future Medicaid utilization for each product.

Price Adjustments

The Company’s estimates of price adjustments, which include customer rebates, service fees, chargebacks and other discounts, are based on our estimated mix of sales to various third-party payors who are entitled, either contractually or statutorily, to discounts from the listed prices of our products and contracted service fees with our wholesalers. In the event that the sales mix to third-party payors or the contract fees paid to the wholesalers are different from the Company’s estimates, the Company may be required to pay higher or lower total price adjustments and/or incur chargebacks that differ from its original estimates and such difference may be significant.

The Company’s estimates of discounts are applied pursuant to the contracts negotiated with certain customers and are primarily based on sales volumes. The Company, from time to time, offers certain promotional product-related incentives to its customers. These programs include sample cards to retail consumers, certain product incentives to pharmacy customers and other sales stocking allowances. For example, the Company has initiated coupon programs for certain of its promoted products whereby the Company offers a point-of-sale subsidy to retail consumers. The Company estimates its liabilities for these coupon programs based on redemption information provided by a third party claims processing organization. The Company accounts for the costs of these special promotional programs as price adjustments, resulting in a reduction in gross revenue.

Any price adjustments that are not contractual but that are offered at the time of sale, such as sales stocking allowance, are recorded as a reduction in revenue when the sales order is recorded. These allowances may be offered at varying times throughout the year or may be associated with specific events such as a new product launch or the reintroduction of a product.

Prompt Payment Discount

The Company typically requires its customers to remit payments within the first 30 days for branded products and within 60 to 120 days for generics, depending on the customer and the products purchased. The Company offers wholesale distributors a prompt payment discount if they make payments within these deadlines. This discount is generally 2%, but may be higher in some instances due to product launches and/or industry expectations. Because the Company’s wholesale customers typically take the prompt pay discount, we accrue 100% of prompt pay discounts. These discounts are based on the gross amount of each invoice at the time of our original sale to them. Earned discounts are applied at the time of payment. This allowance is recorded as a reduction of accounts receivable.

Freight

The Company includes freight costs for outgoing shipments in selling expenses. Outgoing freight costs were approximately $384,000 and $224,000 for the years ended December 31, 2011 and 2010, respectively.

Research and Development Costs

Research and development costs in connection with the Company’s internal programs for the development of products are expensed as incurred. Pernix either expenses research and development costs as incurred or will advance third parties a research and development fee which is amortized over the term of the related agreement. Research and development expenses during the year ended December 31, 2011 were primarily related to the launch of a new generic product in 2011. Included in research and development expenses for the year ended December 31, 2010 is approximately $689,000 of amortization of the development fee that the Company paid to Macoven in July 2009 which, prior to the acquisition of Macoven on September 8, 2010, was being amortized over the 18-month term of the agreement. Other research and development costs in both years are related to the testing of current products’ stability.

Segment Information

The Company markets two major product lines: a branded pharmaceuticals product line and a generic pharmaceuticals product line. These product lines qualify for reporting as a single segment in accordance with GAAP because they are similar in the nature of the products and services, production processes, the types of customer, the distribution methods and the regulatory environment.

Income Taxes

Income taxes are accounted for using the asset and liability method pursuant to ASC Topic 740—Income Taxes. Deferred taxes are recognized for the tax consequences of “temporary differences” by applying enacted statutory tax rates applicable to future years to the difference between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date. Pernix will recognize future tax benefits to the extent that realization of such benefits is more likely than not. Management has evaluated the potential impact in accounting for uncertainties in income taxes and has determined that it has no significant uncertain income tax positions as of December 31, 2011. Income tax returns subject to review by taxing authorities include 2008, 2009 and 2010.

Earnings per Share

Earnings per common share is presented under two formats: basic earnings per common share and diluted earnings per common share. Basic earnings per common share is computed by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period, plus the potentially dilutive impact of restricted stock and common stock equivalents (i.e. stock options). Dilutive common share equivalents consist of the incremental common shares issuable upon exercise of stock options.

The following table sets forth the computation of basic and diluted net income per share:

	Year Ended December 31,
	2011	2010
Numerator:
Net income	$8,347,601	$9,308,787

Denominator:
Weighted-average common shares, basic	23,990,734	23,381,676
Dilutive effect of stock options	469,557	33,773

Weighted-average common shares, diluted	24,460,291	23,415,449

Net income per share, basic	$0.35	$0.40

Net income per share, diluted	$0.34	$0.40

As of December 31, 2011, total outstanding options are 1,848,491. Options not included above are anti-dilutive. See Note 17 for information regarding the Company’s outstanding options.

Investments in Marketable Securities and Other Comprehensive Income

The Company holds investment marketable equity securities as available-for-sale and the change in the market value gives rise to other comprehensive income. The components of other comprehensive income are recorded in the consolidated statements of income and comprehensive income, net of the related income tax effect.

On October 5, 2011, the Company acquired 2.6 million shares of TherapeuticsMD for a purchase price of $1.0 million, or $0.38 per share, representing approximately 3.2% of TherapeuticsMD’s outstanding common stock. The Company’s purchase was contingent upon TherapeuticsMD’s acquisition of VitaMedMD, which occurred on October 4, 2011. The Company has applied a 30% discount to the quoted market value of its TherapeuticsMD stock, which represents the Company’s estimate of the discount for lack of marketability for its non-controlling interest. In connection with the Company’s purchase of shares of TherapeuticsMD, the Company also entered into a software license agreement with VitaMedMD pursuant to which VitaMedMD granted the Company an exclusive license to use certain of its physician, patient and product data gathering software in the field of pediatric medicine for a period of five years for a monthly fee of $21,700.

TherapeuticsMD Common Stock	Cost	Appreciation	Discount	Fair Value
2,631,579 shares	$1,000,000	$2,947,368	$(1,184,000)	$2,763,368

Reclassifications

Certain reclassifications have been made to prior period amounts in our consolidated statements of income to conform to the current period presentation. These reclassifications related to the classification of cost of samples as a selling expense instead of including in cost of goods had no effect on net income as previously reported.

Recent Accounting Pronouncements

In September 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-08, Intangibles—Goodwill and Other (Topic 350), Testing—Goodwill for Impairment. ASU 2011-08 permits an entity to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If it is determined through the qualitative assessment that a reporting unit’s fair value is more likely than not greater than its carrying value, the remaining impairment steps would be unnecessary. The new standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The Company adopted the provisions of this standard effective September 30, 2011. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220), Presentation of Comprehensive Income. In December 2011, ASU 2011-12, Comprehensive Income (Topic 220), Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income Presentation of Comprehensive Income in Accounting Standards Update No. 2011-05 indefinitely defers certain disclosures required by 2011-5. The new ASU, as amended, revises the manner in which entities present comprehensive income in their financial statements. The new guidance requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. Under the two-statement approach, the first statement would include components of net income, which is consistent with the income statement format used today, and the second statement would include components of other comprehensive income (“OCI”).

In May 2011, the FASB, together with the International Accounting Standards Board, jointly issued ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS.” The adoption of ASU 2011-04 gives fair value the same meaning between U.S. GAAP and International Financial Reporting Standards (“IFRS”), and improves consistency of disclosures relating to fair value. The provisions of ASU 2011-04 will be effective for years beginning after December 15, 2011. Public entities will begin adoption in the first interim period beginning after December 15, 2011. Changes as a result of this new standard are to be applied prospectively. However, changes in valuation techniques shall be treated as changes in accounting estimates. The adoption of this pronouncement did not have a material impact on the Company’s consolidated financial statements.

In 2010, the FASB issued an Accounting Standard Update ASU 2010-27, “Other Expenses (ASC Topic 720), Fees Paid to the Federal Government by Pharmaceutical Manufacturers.” This guidance applies to the non-tax deductible annual fee that will be imposed on pharmaceutical manufacturers and importers that sell branded prescription drugs to specified government programs as part of U.S. health care reform. This fee is allocated to companies based on their prior calendar year market share for branded prescription drug sales into these government programs. This guidance clarifies how pharmaceutical manufacturers should recognize and classify in their income statements fees mandated by U.S. Health Care Reform. This fee will be recorded as selling, general and administrative expense in the Company’s condensed consolidated results of operations and will be amortized on a straight-line basis for the year. This guidance was effective on January 1, 2011. The Company is currently awaiting information from the Internal Revenue Service regarding the calculation of this fee. This fee did not have a material impact on the Company’s results of operations for 2011.

In December 2010, the FASB issued ASU 2010-29, “Business Combinations (Accounting Standards Codification (“ASC”) Topic 805), Disclosure of Supplementary Pro Forma Information for Business Combinations.” This amendment expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. This amendment is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The adoption of this new guidance did not have a material impact on the Company’s consolidated financial statements.

In April 2010, the FASB issued ASU No. 2010-17, Revenue Recognition, Milestone Method of Revenue Recognition, under ASC No. 605. The new guidance defines specific criteria for evaluating whether the milestone method is appropriate for the purposes of assessing revenue recognition. ASU No. 2010-17 stipulates that consideration tied to the achievement of a milestone may only be recognized if it meets all of the defined criteria for the milestone to be considered substantive. The guidance also requires expanded disclosures about the overall arrangement, the nature of the milestones, the consideration and the assessment of whether the milestones are substantive. ASU No. 2010-17 is effective on a prospective basis for milestones achieved in fiscal years and interim periods beginning on or after June 15, 2010. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In March 2010, the FASB issued ASU No 2010-12, “Income Taxes (ASC Topic 740), Accounting for Certain Tax Effects of the 2010 Health Care Reform Acts .” This update amends Subtopic 740-10 and adds paragraph 740-10-S99-4 related to SEC staff announcements. In essence, the announcements provide that the two healthcare bills (Health Care and Education Reconciliation Act of 2010, which reconciles the Patient Protection and Affordable Care Act) should be considered together when considering the accounting impact. This update was effective immediately. These health care bills have not had an impact on the Company’s consolidated financial statements.

There were no other recent accounting pronouncements that have not yet been adopted by the Company that are expected to have a material impact on the Company’s consolidated financial statements.

Note 3.    Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy prescribed by the accounting literature contains three levels as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

In addition, ASC 820—Fair Value Measurements and Disclosures requires the Company to disclose the fair value for financial assets on both a recurring and non-recurring basis.

The carrying value of cash and cash equivalents including restricted cash, accounts receivable, other assets and trade accounts payable approximate fair value due to the short-term nature of these instruments. As of December 31, 2011 and 2010, the Company did not have any funds in overnight repurchase accounts.

The Company has a note receivable of approximately $4,000 at December 31, 2011 which is measured at fair value on a nonrecurring basis. The Company reviews intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable.

The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. As of December 31, 2011, the Company recognized an impairment charge of $380,000 on 118 acres of undeveloped land in Charleston County, South Carolina based on an updated appraisal.

Note 4.    Business Combinations and Other Acquisitions

Acquisition of Macoven

On September 8, 2010, Pernix purchased 100% of the outstanding membership interests of Macoven for an aggregate purchase price of $2,200,000.

Pernix acquired Macoven in order to expand its portfolio to offer generic products to its customers and to enter into collaborative arrangements with third parties to promote generic products. From July 2009 until the closing of Pernix’s acquisition of Macoven, Macoven held a non-exclusive license to develop, market and sell authorized generics of Pernix branded products.

Acquisition of CEDAX

On March 24, 2010, the Company completed the acquisition of substantially all of the assets and rights relating to CEDAX, a prescription antibiotic used to treat mild to moderate infections of the throat, ear and respiratory tract, for an aggregate purchase price of $6.1 million paid in three installments as follows: (i) $1.5 million paid at closing, (ii) $1.5 million paid on May 23, 2010 and (iii) $3.1 million paid on December 20, 2010.

On June 21, 2010, Pernix purchased the remaining 50% ownership interest in Gaine from certain employees of Kiel Laboratories, Inc. As a result of the transaction, Gaine became a wholly-owned subsidiary of Pernix. In consideration for the sellers’ 50% ownership interest in Gaine, Pernix paid the sellers as follows: (i) an aggregate of $500,000 in cash, net of adjustments of approximately $173,000, at closing, (ii) an aggregate of $500,000 in cash, net of adjustments of approximately $179,000, on October 31, 2010, and (iii) an aggregate of $1,000,000 in cash on January 31, 2011. The first two installments were adjusted for outstanding royalties and obligations owed at the time of closing. The net purchase price for the remaining non-controlling interest was recorded as a reduction to additional paid-in capital.

In the event a new drug application is approved by the United States Food and Drug Administration (the “FDA”) for an antitussive product candidate incorporating the invention claimed in a United States antitussive patent owned by Gaine, Pernix will then be obligated to pay the sellers an aggregate of $10,000,000 in cash or Pernix common stock. Alternatively, upon a transfer of ownership of the patent, Pernix will be obligated to pay the sellers an aggregate amount equal to the greater of (i) $5,000,000, or (ii) fifty percent (50%) of the aggregate purchase price, up to a maximum aggregate amount not to exceed $10,000,000, payable in cash or Pernix common stock at the Company’s election. In connection with its formation of the joint venture with SEEK, Pernix granted a subsidiary of the joint venture an exclusive license to certain of its intellectual property, including the antitussive patent owned by Gaine. For additional information, see Note 9—Investment in Joint Venture.

Note 5.    Accounts Receivable

Accounts receivable consist of the following:

	December 31,
	2011	2010
Trade accounts receivable	$18,844,320	$13,383,021
Less allowance for customer discounts	(393,174)	(305,917)

Total trade receivables	18,451,146	13,077,104

Other receivables	4,000	2,203
Receivables from third parties—collaboration arrangements	2,146,214	1,678,933

Total account receivables	$20,601,360	$14,758,240

The Company typically requires our customers to remit payments within the first 30 for brand purchases or 60 to 120 days for generic purchases (depending on the customer and the products purchased). The Company offers wholesale distributors a prompt payment discount, which is typically 2%, as an incentive to remit payment within these deadlines. Accounts receivable are stated net of the estimated prompt pay discount. The Company’s management evaluates accounts receivable to determine if a provision for an allowance for doubtful accounts is appropriate. As of December 31, 2011 and 2010, no receivables were outstanding for longer than the agreed upon payment terms. The net amount of accounts receivable was considered collectible and no allowance for doubtful accounts was recorded.

Note 6.    Inventory

Inventories consist of the following:

	December 31,
	2011	2010
Purchased finished goods	$5,848,295	$4,145,734
Purchased raw materials	412,867	—

	$6,261,162	$4,145,734

The Company does not currently manufacture any products. The raw materials the Company has in inventory are provided to certain of its manufacturers to utilize in the manufacture of its products and, from time to time, are sold to other companies to utilize in their own products. Sample inventory of approximately $627,000 was expensed to SG&A when received.

Note 7.    Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	December 31,
	2011	2010
Prepaid expenses	$885,558	$759,559
Deposits on inventory and prepaid royalties	1,046,691	1,020,541
Prepaid contracts	208,333	—
Other current assets	3,621	113,962

Total	$2,144,203	$1,930,062

Note 8.    Property, Plant & Equipment

	December 31,
	2011	2010
Land	$572,342	$952,342
Buildings	35,421	25,485
Equipment	444,959	319,016
Furniture and fixtures	92,715	52,998
Computer software and website	88,500	88,500

	1,233,937	1,438,341
Less accumulated depreciation	(321,989)	(224,491)

	$911,948	$1,213,850

Depreciation expense amounted to approximately $97,000 and $61,000 for the years ended December 31, 2011 and 2010, respectively.

In March 2010, the Company acquired land and furniture and fixtures valued at approximately $952,000 and $12,000, respectively, in the merger with GTA. The $572,000 represents the estimated fair value of 118.67 acres of undeveloped land in Charleston County, South Carolina after the Company recorded an impairment charge of $380,000 at December 31, 2011 based on the current appraised value of the land.

Note 9.    Investment in Joint Venture

On December 17, 2010, the Company entered into a Joint Venture Agreement (the “JV Agreement”) with SEEK, a United Kingdom drug discovery group, to form a joint venture structured as a private company limited by shares incorporated in the United Kingdom (the “JV”). The purpose of the JV is to develop and obtain regulatory approval in both Europe and the United States for BC 1036, an antitussive cough suppressant pharmaceutical product. Pernix contributed approximately $1.5 million to the JV, in consideration for 50% of the voting interest and approximately 46% of the total economic interest in the JV.

The JV Agreement contemplates that shareholders will contribute additional capital to the JV from time to time to fund the development and commercialization of BC 1036, as the JV’s board of directors may determine. In the event any shareholder elects not to contribute its pro rata share of the aggregate amount of additional capital sought to be raised, such shareholder will experience a dilution of its equity position in the JV.

The JV Agreement grants the Company the ability to appoint two of the four members of the JV’s board of directors. All decisions of the JV’s board of directors require the affirmative consent of a majority of its members.

As contemplated by the JV Agreement, the Company granted an exclusive license to certain of its intellectual property to a subsidiary of the JV. Under its license arrangement, Pernix may fund the development costs to seek approval for a new drug application from the FDA for a suspension product utilizing the JV’s intellectual property for pediatric use. To the extent these costs are funded by Pernix and a new drug application is approved by the FDA, Pernix will receive an exclusive license to market and distribute the suspension product in the United States for pediatric use, subject to the payment of certain royalties on sales of such product to the licensor.

In March 2011, Pernix and SEEK appointed a financial advisor in connection with an auction of the JV’s intellectual property. While the JV has not received an offer to purchase the JV’s assets that was acceptable by its board of directors, the JV continues to evaluate opportunities and expects to continue discussions with interested parties to maximize the value of its assets. The JV expects to initiate its pivotal Phase III trial in the European Union in 2012, and is currently evaluating over-the-counter strategies in certain countries, including the United States. On September 26, 2011, the Company funded an additional $1.0 million in cash to the JV for continuing operations. The Company has funded a total of $2.5 million since the formation of the joint venture.

Below is the condensed balance sheet of the JV prepared in accordance with GAAP:

Condensed Balance Sheet as of:	December 31,
(unaudited) (in thousands)	2011	2010
Cash and other current assets	$1,512	$1,332
Intellectual property and other rights (including capitalized development costs)	1,719	1,676

Total assets	$3,231	$3,008

Equity	$3,231	$3,008

Loss from operations of the joint venture with SEEK	$814	$—

Note 10.    Intangible Assets

Intangible assets consist of the following:

		December 31,
	Life	2011	2010
Patents	12 -15 years	$1,442,000	$1,442,000
Brand—CEDAX	8 years	3,887,000	3,887,000
Product license	1 year	120,000	—
Non-compete and supplier contract—Macoven	3 years	5,194,571	5,194,571
Trademark rights—BROVEX	Indefinite	238,758	238,758
Non-compete- Ubiquinone	2 years	—	250,000
Goodwill	Indefinite	1,406,591	1,406,591

		12,288,920	12,418,920
Accumulated amortization		(3,412,416)	(1,457,020)

		$8,876,504	$10,961,900

Estimated amortization expense related to intangible assets with definite lives for each of the five succeeding years and thereafter is as follows:

Amount
2012	$1,791,000
2013	1,055,000
2014	1,055,000
2015	1,055,000
2016	1,055,000
Thereafter	1,220,000

$7,231,000

Amortization expense is approximately $2,205,000 and $1,178,000 for the years ended December 31, 2011 and 2010, respectively.

Patents

On August 24, 2010, the Company and Kiel Laboratories, Inc. (“Kiel”) entered into a patent purchase agreement whereby the Company acquired Kiel assets relating to its TCT control delivery technology, which included three United States patents, certain trademarks and related intellectual property and existing inventory. Prior to the acquisition, the Company licensed the right to utilize the TCT technology in its ALDEX and PEDIATEX brand product lines from Kiel in consideration for certain royalty payments. The TCT technology is also utilized in the Pyril, Pyril DM and Trip PSE generic product lines acquired in the acquisition of Macoven.

Note 11.    Accrued Allowances

Accrued allowances consist of the following:

	December 31,
	2011	2010
Accrued returns allowance	$5,712,500	$4,313,000
Accrued price adjustments	5,450,619	1,743,674
Accrued government program rebates	5,843,290	4,432,000

Total	$17,006,409	$10,488,674

Note 12.    Contracts Payable

Contracts payable consist of the following:

	December 31,
	2011	2010
Stock repurchase contract with related party (see Note 14)	$1,200,000	$1,200,000
Gaine acquisition	—	1,000,000
Product license contract	90,000	—

Total contracts payable—short term	$1,290,000	$2,200,000

Stock repurchase contract with related party (see Note 14)—long term	$600,000	$1,800,000

Note 13.    Lines of Credit

On September 8, 2010, the Company entered into a loan agreement with Regions Bank. The loan agreement provides for a $5 million secured revolving line of credit (the “RLOC”) and a $5 million secured guidance line of credit (the “GLOC” and together with the RLOC, the “Loans”). The Loans are secured by a lien on substantially all the Company’s assets. The RLOC may be used to fund working capital needs and the GLOC may be used for acquisitions approved by Regions. The Loans mature on September 8, 2012 and bear interest at LIBOR plus 2.5%. Any unused amounts under the loan agreement is subject to a 0.25% availability fee.

The loan agreement contains customary restrictive covenants and events of default, including breaches of representations and warranties and breaches of covenants. As of December 31, 2011, the Company was in compliance with all financial covenants.

In consideration for Regions entering into the Loan Agreement, the Company granted Regions a first priority security interest in substantially all of its assets except for all patents owned by Pernix as well as certain trademarks. Regions is also entitled to a first priority security interest on any intellectual property assets acquired with proceeds from the GLOC.

The outstanding balances under the GLOC and the RLOC were $5,000,000 and $1,000,000, respectively, as of December 31, 2011, and $5,000,000 and $0, respectively, as of December 31, 2010.

Note 14.    Stockholders’ Equity

Stock Repurchase Authorization

On May 12, 2010, the Company’s board of directors authorized the repurchase of up to $5,000,000 in shares of the Company’s common stock. Stock repurchases under this authorization may be made through open market or privately negotiated transactions at times and in such amounts as management deems appropriate. The timing and actual number of shares repurchased will depend on a variety of factors, including price, cash balances, general business and market conditions, the dilutive effects of share-based incentive plans, alternative investment opportunities and working capital needs. The stock repurchase authorization does not have an expiration date and may be limited or terminated by the board of directors at any time without prior notice. The purchases will be funded from available cash balances and repurchased shares will be designated as treasury shares. Each individual stock repurchase will be subject to board approval.

On September 10, 2010, Pernix entered into an agreement, pursuant to the above stock repurchase authorization, to purchase 2,000,000 shares of its common stock from an employee of Pernix, at $1.80 per share. The aggregate purchase price of $3,600,000 will be paid in equal quarterly payments of $300,000 over three years.

In addition to the 2,000,000 shares acquired from the employee discussed above, the Company repurchased 70,867 shares of the Company’s common stock from June 2010 through November 2010 in open market purchases for an aggregate price of approximately $250,000.

As of December 31, 2011, after consideration of the repurchase of 2,070,867 shares discussed above, there remained $1,150,000 of the authorized amount to repurchase shares of the Company’s outstanding common stock under the repurchase program.

Note 15.    Concentrations

The Company’s customers consist of drug wholesalers, retail drug stores, mass merchandiser and grocery store pharmacies in the United States. The Company primarily sells products directly to drug wholesalers, which in turn, distribute the products to retail drug stores, mass merchandisers and grocery store pharmacies. The following tables list all of the Company’s customers that individually comprise greater than 10% of total gross product sales (before gross to net deductions) and their aggregate percentage of the Company’s total gross product sales for the years ended December 31, 2011 and 2010, and all customers that comprise more than 10% of total accounts receivable and such customers’ aggregate percentage of the Company’s total accounts receivable as of the years ended December 31, 2011 and 2010:

Gross Product Sales	For the years ended December 31,
	2011	2010
Cardinal Health, Inc.	37%	43%
McKesson Corporation	23%	29%
AmerisourceBergen Drug Corporation	11%	8%
Morris & Dickson	13%	13%

Total	84%	93%

Accounts Receivable	As of December 31,
	2011	2010
Cardinal Health, Inc.	30%	50%
McKesson Corporation	32%	27%
Morris & Dickson	5%	11%

Total	67%	88%

Note 16.    Other Revenue Sharing Arrangements

The Company enters into collaborative arrangements to develop and commercialize drug candidates. Collaborative activities might include research and development, marketing and selling (including promotional activities and physician detailing), manufacturing, and distribution. These collaborations often require royalty or profit share payments, contingent upon the occurrence of certain future events linked to the success of the product. Revenues related to products sold by the Company pursuant to these arrangements are included in product sales, while other sources of revenue such as royalties and profit share receipts are included in collaboration, royalty and other revenue as further discussed below. Operating expenses for costs incurred pursuant to these arrangements are reported in their respective expense line item.

Co-promotion Agreements

The Company seeks to enter into co-promotion agreements to enhance the promotional efforts and sales of products. The Company may enter into co-promotion agreements whereby it obtains rights to market other parties’ products in return for certain commissions or percentages of revenue on the sales Pernix generates. Alternatively, Pernix may enter into co-promotion agreements with respect to its products whereby it grants another party certain rights to market or otherwise promote one or more of its products. Typically, the Company will enter into this type of co-promotion arrangement when a particular product is not aligned with its product focus or it lacks sufficient sales force representation in a particular geographic area. Co-promotion revenue is included in net revenues. Expense from co-promotion agreements is included in cost of goods sold.

In addition to the co-promotion agreement that the Company has with ParaPRO, the Company also has a Supply and Distribution Agreement. The cost that the Company pays for NATROBA pursuant to the Supply and Distribution Agreement with ParaPRO is significantly higher than the direct manufacturing cost that the Company pays on the other products in our portfolio which impacts our gross profit margin on product sales. The impact on gross profit margin of the NATROBA cost of sales is reflected in the table below for the latter half of 2011 since NATROBA was launched in August 2011.

	Year Ended December 31,		Six Months Ended December 31(2),
	2011(1)	2010	2011(1)	2010
Pernix Consolidated Gross Margin—including Natroba	69%	N/A	64%	N/A
Pernix Consolidated Gross Margin—excluding Natroba	78%	84%	77%	82%

1	Excludes approximately $2,001,000 and $1,183,000 in write offs of obsolete, expired and/or donated product inventory for the year and six months ended December 31, 2011, respectively.
2	The six-month period (third and fourth quarters of 2011) is presented for comparative purposes due to the fact that NATROBA was launched during the third quarter of 2011.

Note 17.    Employee Compensation and Benefits

The Company participates in a 401(k) plan (the “Plan”), which covers substantially all full-time employees. The Plan is funded by employee contributions and discretionary matching contributions determined by management. At the Company’s discretion, it may match up to 100 percent of each employee’s contribution, not to exceed the first 6 percent of the employee’s individual salary. There is a six-month waiting period from date of hire to participate in the Plan. Employees are 100 percent vested in employee and employer contributions. Contribution expense was approximately $292,000 and $216,000 for the years ended December 31, 2011 and 2010, respectively.

Stock Options

The Company’s 2009 Stock Incentive Plan (the “2009 Plan”) was approved concurrent with its merger with GTA on March 9, 2010. At the 2011 Annual Meeting held on June 23, 2011, the Company’s stockholders approved the proposal to amend and restate the 2009 Plan in order to (1) increase the number of issuable shares from 3,683,787 to 5,000,000, (2) increase the number of shares issuable as full-value awards from 1,500,000 to 3,000,000, (3) add a maximum dollar value limitation on certain awards to any one person in a given year, and (4) extend the term of the 2009 Plan to June 23, 2021, which is 10 years after the 2011 Annual Meeting.

As amended and restated, the maximum number of shares that can be offered under this plan is 5,000,000. Incentives may be granted under the 2009 Plan to eligible participants in the form of (a) incentive stock options, (b) non-qualified stock options, (c) restricted stock, (d) restricted stock units (“RSU”), (e) stock appreciation rights (“SARs”) and (f) other stock-based awards.

As of December 31, 2011, approximately 233,333 options remain outstanding that were issued to current officers and directors under former incentive plans of GTA. The remaining average contractual life of these options is approximately fourteen months.

The Company currently uses the Black-Scholes-Merton option pricing model to determine the fair value of its stock options. The determination of the fair value of stock-based payment awards on the date of grant using an option pricing model is affected by the Company’s stock price, as well as assumptions regarding a number of complex and subjective variables. These variables include the Company’s expected stock price volatility over the term of the awards, actual employee exercise behaviors, risk-free interest rate and expected dividends.

During the year ended December 31, 2011, 431,000 options were issued under the 2009 Stock Incentive Plan for an average exercise price of $7.37. All of the options expire ten years from the date of the grant.

During the year ended December 31, 2011, 27,842 options were exercised; 10,000 options previously granted to non-employee former board members expired and 30,667 options previously granted to former employees were cancelled.

The following table shows the weighted average of the assumptions used to value stock options on the date of grant (excluding the ParaPRO options), as follows:

	Year Ended December 31,
	2011	2010
Expected stock price volatility—range	69.2 - 77.4%	69.3 - 76.3%
Estimated dividend yield	0.00%	0.00%
Risk-free interest rate	1.45%	2.51%
Expected life of option (in years)	6.02	6.00
Weighted-average grant-date fair value per share	$4.68	$2.42

The Company has not paid and does not anticipate paying cash dividends; therefore, the expected dividend rate is assumed to be 0%. The expected stock price volatility for the stock options is based on historical volatility of a representative peer group of comparable companies selected using publicly available industry and market capitalization data. The risk-free rate was based on the U.S. Treasury yield curve in effect at the time of grant commensurate with the expected life assumption. The expected life of the stock options granted was estimated based on the historical exercise patterns over the option lives.

The following table shows the option activity, described above, during the year ended December 31, 2011:

Option Shares	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value ($000)
Outstanding at December 31, 2010	1,026,000	$3.81
Granted(1)	891,000	5.45
Exercised	(27,842)	2.81
Cancelled	(30,667)	4.04
Expired	(10,000)	15.7

Outstanding at December 31, 2011	1,848,491	$4.55	8.0	$8,742,755

Vested and exercisable, end of period	480,154	$3.73	4.9	$2,655,702

(1)	Includes 460,000 options granted to ParaPRO, LLC on August 3, 2011 at an exercise price of $3.65 , that vest over seven years, pursuant to the commercial terms of the co-promotion arrangement between the Company and ParaPRO for the marketing and sale of NATROBA.

The following table shows the details by range of exercise price for the total options outstanding at December 31, 2011:

	Options Outstanding		Options Exercisable
Range of Exercise Price	Shares	Remaining Contractual Life (years)	Shares	Price
1.94	20,000	1.2	20,000	$1.94
2.20	30,833	1.2	30,833	2.20
3.31 - $3.98(1)	1,233,158	8.8	289,321	3.72
4.20	137,500	1.2	137,500	4.20
6.10	197,000	9.6	—	—
7.90	40,000	9.0	—	—
8.20	150,000	9.9	—	—
10.14	40,000	9.2	2,500	—

	1,848,491	8.1	480,154	$3.73

(1)	Includes 460,000 options granted to ParaPRO, LLC on August 3, 2011, that vest over seven years, pursuant to the commercial terms of the co-promotion arrangement between the Company and ParaPRO for the marketing and sale of NATROBA. For additional information, see Note 12.

As of December 31, 2011, there was approximately $2,429,000 of unrecognized compensation cost related to unvested stock options issued to employees and/or directors of Pernix, which is expected to be recognized ratably over a weighted-average period of 2.2 years.

Restricted Stock

During the year ended December 31, 2011, 60,000 restricted common shares were issued, all in the first three months of the period. With the exception of changes in the vesting of certain restricted shares described below, the restricted shares will vest ratably over three years from the date they were issued. As of December 31, 2011, 160,000 restricted common shares have been issued, 39,998 of which have vested. Approximately $532,000 of total unrecognized compensation cost related to unvested restricted stock is expected to be recognized over a weighted-average period of 1.67 years.

On August 29, 2011, Jan H. Loeb informed the Company of his resignation from the Company’s board of directors, effective August 31, 2011. In connection with his resignation, the Company entered into a consulting agreement with Mr. Loeb pursuant to which all of Mr. Loeb’s 26,667 outstanding options issued under the Company’s equity incentive plans that were not yet exercisable became exercisable over a twelve month period (with one-fourth of such options becoming exercisable on the first day of each fiscal quarter beginning with the fourth quarter of 2011), and all outstanding shares of restricted stock held by Mr. Loeb shall be fully vested and free of restriction over a twelve-month period (with one-fourth of such restricted shares becoming vested and free of restriction on the first day of each fiscal quarter beginning with the fourth quarter of 2011).

Employee Stock Purchase Plan

Effective July 22, 2010, the Company adopted the 2010 Employee Stock Purchase Plan to provide substantially all employees an opportunity to purchase shares of its common stock through payroll deduction, up to 10% of eligible compensation with a $25,000 maximum deferral. Semi-annually, participant account balances will be used to purchase shares of stock at the lesser of 85% of the fair market value of shares at the beginning or ending of such six-month period. The Employee Stock Purchase Plan expires on July 22, 2020. A total of 1,000,000 shares will be available for purchase under this plan. For the year ended December 31, 2011, 33,568 shares were issued under this plan. Compensation expense related to the Employee Stock Purchase Plan and included in the table below for the years ended December 31, 2011 and 2010 was approximately $101,000 and $0, respectively.

Stock-Based Compensation Expense

The following table shows the approximate amount of total stock-based compensation expense recognized for employees and directors:

	Years Ended December 31,
	2011	2010
Employees	$834,000	$287,000
Non-employees/Directors	449,000	177,000

Total	$1,283,000	$464,000

Note 18.    Income Taxes

Effective January 1, 2010, Pernix filed an election to terminate its S Corporation status. Accordingly, it was required to record deferred taxes on its temporary differences at the date of termination. The resulting deferred tax asset recorded as a tax benefit was approximately $1,839,000.

As a result of the merger, GTA experienced a change in ownership pursuant to Internal Revenue Code Section 382, resulting in a severe limitation on the use of its net operating loss carryovers in future years. The expected tax benefit of the GTA net operating loss carryovers has been recorded as a deferred tax asset based on the maximum amount of losses that can be utilized in future years. The net tax benefit as of the date of the merger was approximately $779,000. The tax benefit of losses in excess of the maximum amount that may be used in future years has been eliminated.

The income tax provision consisted of the income tax expense (benefits) for the years ended December 31, 2011 and 2010, as presented in the table below. The tax expense for the year ended December 31, 2010 is shown net of a one-time benefit associated with the recognition of deferred tax assets arising upon termination of the S election.

The components of the provision for income taxes are as follows for the years ending December 31, 2011 and 2010:

	Year Ended December 31,
	2011	2010
Current:
Federal	$6,566,000	$3,765,000
State	970,000	776,000

	7,536,000	4,541,000

Deferred Provision:
Federal	(2,551,000)	(2,807,000)
State	(396,000)	(248,000)

	(2,947,000)	(3,055,000)

	$4,589,000	$1,486,000

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of the temporary differences and their effect on deferred taxes are as follows:

	Year Ended December 31,
	2011	2010
Deferred tax assets:
Accounts receivable	$149,000	$118,000
Accruals	3,831,000	2,268,000
Stock awards	515,000	42,000
Investment in joint venture with SEEK	312,000	—
NOL carryovers	493,000	649,000
Differences in carry value of property and equipment	66,000	—

Gross deferred tax assets	5,366,000	3,077,000

Deferred tax liabilities:
Differences in carrying value of property and equipment	$—	$(33,000)
Other	(99,000)	(90,000)
Intangibles	(901,000)	(1,535,000)
Investments	(674,000)	—

Gross deferred tax liability	(1,674,000)	(1,658,000)

Net deferred tax asset/(liability)	3,692,000	1,419,000

Included in consolidated balance sheet:
Deferred income tax assets/deferred income tax liabilities—current	4,552,000	2,494,000
Deferred income tax assets/deferred income tax liabilities—long-term	(860,000)	(1,075,000)

Net deferred tax asset	$3,692,000	$1,419,000

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods that the deferred tax assets are deductible, management believes that it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of the deferred tax assets at the Company level are considered realizable based on the reversal of deferred tax liabilities and the Company’s projected levels of taxable income.

The effective income tax rate from continuing operations is different from the federal statutory rate for the years ended December 31, 2011 and 2010 for the following reasons:

	December 31,
	2011	2010
Expected taxes at statutory rates	35.0%	35.0%
State taxes, net of federal tax benefit	2.9%	3.2%
Establishment of deferred tax asset due to tax status change	—	(17.0)%
Release of valuation allowance	—	(7.2)%
Other	(2.4)%	(0.2)%

	35.5%	13.8%

Note 19    Commitments and Contingencies

Letter of Credit

The Company was required to provide a letter of credit to one of its manufacturers as security for its performance of payment in the amount of $500,000. On June 13, 2011, this letter of credit was released by the manufacturer due to proven payment history. These funds were transferred from restricted cash to cash.

Purchase Commitments

Pursuant to the Supply and Distribution Agreement between the Company and ParaPRO, the Company has purchase commitments for NATROBA of approximately $33,830,000 during year 1, $51,740,000 during year 2 and $75,620,000 during year 3 of the supply and distribution agreement in order to retain its exclusive co-promotion rights, with the purchase commitment obligations commencing on August 3, 2011. The Company purchased approximately $10,671,000 under the agreement for the year ended December 31, 2011. The Supply and Distribution Agreement may be terminated pursuant to certain terms in conditions, including but not limited to, the failure of the parties to come to agreement on adjusted dispensed product minimums.

Stock Options Issued in Exchange for Services

Pursuant to an agreement for support services entered into between the Company and ParaPRO on August 27, 2010 which commenced upon the launch of NATROBA on August 3, 2011, 460,000 stock options were issued to ParaPRO. The options have an exercise price of $3.65 which is the closing price of the Company’s stock as of the date of the support services agreement. The options are exercisable in seven installments in the following amounts: (i) 30,000 on August 1, 2012; (ii) 40,000 on August 1, 2013; (iii) 50,000 on August 1, 2014; (iv) 60,000 on August 1, 2015; (v) 70,000 on August 1, 2016; (vi) 90,000 on August 1, 2017; and (vii) 120,000 on August 1, 2018. The options are exercisable for a period of five years from the date each becomes exercisable and are valued at approximately $2,841,000. These options were granted in a private offering under Rule 4(2) of the Securities Act of 1933. As of December 31, 2011, there was approximately $2,528,000 of total unrecognized compensation cost related to unvested stock options, which is expected to be recognized ratably over a weighted-average period of 4.7 years.

Leases

The Company leases it office facilities in The Woodlands, Texas under a lease with an unrelated third party. The term of the current lease expires on May 8, 2015. Pursuant to this lease, the Company pays rent of approximately $15,000 per month with stated annual escalators and shares in 2.49% of the excess operating expenses of the building.

The Company leases certain of its office and warehouse facilities under triple net leases with an entity owned by the former stockholders of PTI. The term of each lease is month to month and may be terminated by either party without penalty. Pursuant to these leases, the Company pays rent of approximately $5,100 and $3,000 per month for the Texas and Louisiana facilities, respectively, with an annual CPI escalator. The Company believes these amounts reflect market rates that are as favorable to the Company as could be obtained with unrelated third parties.

The Company leases it office facilities in South Carolina under a lease with an unrelated third party. The term of the current lease expires April 1, 2013. Pursuant to this lease, the Company pays rent of approximately $2,300 per month with annual escalators of 10%.

The Company leases certain equipment under operating leases pursuant to which future expected payments are approximately $7,000 in 2012, $6,000 in 2013 and $5,000 thereafter.

Acquisitions, License and Co-promotion Agreements

The Company has entered into certain revenue sharing arrangements that require payments based on a specified percentage of net sales or a specified cost per unit sold. For the years ended December 31, 2011 and 2010, we recognized approximately $2,427,000 and $458,000, respectively, in expense included in cost of goods sold from payments pursuant to co-promotion and other revenue sharing arrangements.

Other Commitments

From time to time in the ordinary course of business, the Company enters into agreements regarding royalty payments and/or receipts. The total royalty revenue recognized for the fiscal year ended December 31, 2011 and 2010 is approximately $247,000 and $94,000, respectively. The total royalty expense recognized for the fiscal year ended December 31, 2011 and 2010 was approximately $632,000 and $832,000 respectively.

As of December 31, 2011, the Company no longer has any active royalty agreements but will continue to have minimal royalty expense from the amortization of certain prepaid royalties as certain products are sold.

Uninsured Liabilities

The Company is exposed to various risks of losses related to torts; theft of, damage to, and destruction of assets; errors and omissions; injuries to employees; and natural disasters for which the Company maintains a general liability insurance with limits and deductibles that management believes prudent in light of the exposure of the Company to loss and the cost of the insurance.

The Company is subject to various claims and litigation arising in the ordinary course of business. In the opinion of management, the outcome of such matters will not have a material effect on the consolidated financial position or results of operations of the Company.

For further details on commitments and contingencies, see Subsequent Events, Note 20.

Note 20.    Subsequent Events

United States District Court for the Eastern District of Texas, Civil Action No. 6:12-cv-00027-LED. On January 19, 2012, plaintiffs, Merck & Cie, South Alabama Medical Science Foundation, and Pamlab, L.L.C., filed suit seeking unspecified damages and injunctive relief against our wholly-owned subsidiary, Macoven

Pharmaceuticals, for infringement of U.S. Patent Nos. 5,997,915, 6,254,904, 6,673,381, 7,172,778, 7,674,490, and 6,011,040 based on Macoven’s commercialization of the following products: Vitaciric-B; ALZ-NAC; L-methylfolate PNV; L-methylfolate calcium 7.5 mg; and L-methylfolate calcium 15 mg. While formal discovery has not yet commenced, the Company believes it has meritorious defenses to the substantive allegations asserted and intends to aggressively defend itself in these proceedings.

License of Gastroenterology Product. In January 2012, the Company entered into a license and supply agreement with a private company for a new FDA-approved prescription product to treat gastroenterology disease. Under the terms of the agreement, the Company obtained exclusive marketing rights to this product in the United States. The Company paid an up-front license fee of $2.0 million and expects to pay an additional fee of $2.0 million upon commercial launch of the product. In addition to these license fees, the agreement calls for the Company to pay royalties and milestone payments based on the sales of the product. VelocityHealth Securities, Inc. acted as the exclusive financial advisor to Pernix on this transaction and was paid a fee of $400,000.

Controlled Equity Offering. On February 10, 2012, the Company entered into a controlled equity offering sales agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co. (“Cantor”) pursuant to which the Company may issue and sell shares of its common stock having an aggregate offering price of up to $25,000,000 from time to time through Cantor, acting as agent, but in no event more than 5,000,000 shares of common stock. Sales of the Company’s common stock through Cantor, if any, will be made on the NYSE Amex by means of ordinary brokers’ transactions at market prices, in block transactions or as otherwise agreed by Cantor and the Company. Cantor will use its commercially reasonable efforts to sell the Company’s common stock from time to time, based upon the Company’s instructions (including any price, time or size limits or other customary parameters or conditions the Company may impose). The Company pays Cantor a commission rate of 3.0% of the gross sales price per share of any common stock sold through Cantor as agent under the Sales Agreement. The Company has also reimbursed Cantor for certain expenses incurred in connection with entering into the Sales Agreement and has provided Cantor with customary indemnification rights. The Company will use the proceeds of this financing to provide funding for future acquisitions and for general corporate purposes. As of March 23, 2012, 264,000 shares have been sold pursuant to the controlled equity offering for aggregate net proceeds to the Company of approximately $2,486,000.

Development and License Agreement for Pediatric Product. In March 2012, the Company entered into a product development agreement with a private company for a prescription product for the pediatrics market. Under the terms of the agreement, Pernix obtained exclusive marketing rights to this late-stage development product in the United States, and Pernix will pay the costs related to the development of the product.

Amendment to Employment Agreement. On March 23, 2012, the Company, Macoven and John McMahon, Macoven’s Vice President of Product Sales, entered into an amendment to Mr. McMahon’s amended and restated employment agreement pursuant to which all provisions relating to quarterly bonuses and a bonus pool were removed. The amendment also provided for the issuance of 165,000 shares of restricted stock pursuant to the Company’s 2009 Amended and Restated Stock Incentive Plan with certain volume limitations on the sale of such shares after vesting.

Also on March 23, 2012, the Company granted Michael Venters, Macoven’s Executive Vice President of Corporate Development, 85,000 shares of restricted stock pursuant to the Company’s 2009 Amended and Restated Stock Incentive Plan with the same volume limitations as Mr. McMahon. Both grants vest in equal installments on each of the first three anniversaries of the date of grant.

Director Compensation. On March 22, 2012, each non-executive director received a grant of options to purchase 10,000 shares of our common stock and a grant of 10,000 shares of restricted stock. The options and restricted stock each vest on-third per year on the first three anniversaries of the grant date. The options were granted at the market price of $9.02, the closing market price on March 21, 2012. In addition, our board of directors approved a $5,000 increase in the annual cash compensation of the non-executive Chairman; otherwise, the compensation program was unchanged.

PERNIX THERAPEUTICS HOLDINGS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2012	December 31, 2011
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$37,037,057	$34,551,180
Accounts receivable, net	20,786,923	20,601,360
Inventory, net	6,981,146	6,261,162
Prepaid expenses and other current assets	2,319,860	2,144,203
Prepaid income taxes	1,713,675	—
Deferred income taxes	5,168,000	4,552,000

Total current assets	74,006,661	68,109,905
Property and equipment, net	6,961,435	911,948
Other assets:
Investments	6,355,262	4,451,831
Intangible assets, net	24,602,367	8,876,504
Other long-term assets	193,783	213,783

Total assets	$112,119,508	$82,563,971

LIABILITIES
Current liabilities:
Accounts payable	$5,915,601	$2,987,913
Accrued personnel expenses	1,691,677	2,044,121
Accrued allowances	14,887,900	17,006,409
Income taxes payable	—	585,931
Other accrued expenses	3,107,302	1,565,918
Contracts payable	1,750,000	1,290,000
Debt—short term	248,946	—
Line of credit	—	6,000,000

Total current liabilities	27,601,426	31,480,292

Long-term liabilities
Contracts payable	—	600,000
Debt—long term	1,439,845	—
Deferred income taxes	4,465,000	860,000

Total liabilities	33,506,271	32,940,292

Commitments and contingencies

STOCKHOLDERS’ EQUITY
Common stock, $.01 par value, 90,000,000 shares authorized, 31,143,639 and 27,820,004 issued, and 29,070,829 and 25,749,137 outstanding at September 30, 2012 and December 31, 2011, respectively	290,708	257,491
Treasury stock, at cost (2,072,810 and 2,070,867 shares held at September 30, 2012 and December 31, 2011, respectively)	(3,772,410)	(3,751,890)
Additional paid-in capital	56,886,190	30,185,292
Retained earnings	21,832,507	21,843,418
Accumulated other comprehensive income	3,376,242	1,089,368

Total equity	78,613,237	49,623,679

Total liabilities and stockholders’ equity	$112,119,508	$82,563,971

See accompanying notes to condensed consolidated financial statements.

PERNIX THERAPEUTICS HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Net revenues	$18,134,158	$17,064,196	$43,115,517	$39,203,944
Costs and expenses:
Cost of product sales	7,759,761	7,684,233	15,861,461	13,069,161
Selling, general and administrative expenses	9,837,217	5,542,274	24,302,513	15,555,478
Research and development expense	332,971	147,138	511,694	717,802
Loss from the operations of the joint venture with SEEK	—	100,614	240,195	691,865
Royalties expense, net	—	32,461	—	377,273
Depreciation and amortization expense	885,982	603,528	2,320,589	1,690,827

Total costs and expenses	18,815,931	14,110,248	43,236,452	32,102,406

Income (loss) from operations	(681,773)	2,953,948	(120,935)	7,101,538
Other income (expense):
Interest income (expense), net	7,431	(37,300)	(59,976)	(129,964)

Income (loss) before income taxes	(674,342)	2,916,648	(180,911)	6,971,574
Income tax provision (benefit)	(404,000)	922,000	(170,000)	2,500,000

Net income (loss)	$(270,342)	$1,994,648	$(10,911)	$4,471,574
Unrealized gain on securities, net of income tax	808,374	—	2,286,874	—

Comprehensive income	$538,032	$1,994,648	$2,275,963	$4,471,574

Net income (loss) per share, basic	$(0.01)	$0.08	$0.00	$0.19

Net income (loss) per share, diluted	$(0.01)	$0.08	$0.00	$0.19

Weighted-average common shares, basic	29,069,119	24,841,554	27,765,275	23,401,910

Weighted-average common shares, diluted	29,069,119	25,147,191	27,765,275	23,737,231

See accompanying notes to condensed consolidated financial statements.

PERNIX THERAPEUTICS HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Unaudited)

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive income	Total
Balance at December 31, 2011	$257,491	$30,185,292	$(3,751,890)	$21,843,418	$1,089,368	$49,623,679
Stock-based compensation	2,881	1,898,687	—	—	—	1,901,568
Issuance of stock options for services from non-employees	—	540,252	—	—	—	540,252
Issuance of common stock, net of stock withheld for income tax liability	669	392,594	(20,520)	—	—	372,743
Income tax benefit on stock based awards	—	148,000	—	—	—	148,000
Issuance of common stock upon additional public offering, net of issuance costs of $846,202	29,667	23,721,365	—	—	—	23,751,032
Net loss	—	—	—	(10,911)	—	(10,911)
Unrealized gain on securities, net	—	—	—	—	2,286,874	2,286,874

Balance at September 30, 2012	$290,708	$56,886,190	$(3,772,410)	$21,832,507	$3,376,242	$78,613,237

See accompanying notes to condensed consolidated financial statements.

PERNIX THERAPEUTICS HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine months ended September 30,
	2012	2011
Cash flows from operating activities:
Net income (loss)	$(10,911)	$4,471,574
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	162,814	67,898
Amortization	2,157,775	1,622,929
Deferred income tax benefit	(517,388)	(2,414,000)
Loss on disposal of assets	19,845	—
Stock compensation expense	1,901,568	872,269
Expense from stock options issued in exchange for services	540,252	137,066
Loss from the operations of the joint venture with SEEK	240,195	691,865
Changes in operating assets and liabilities: (net of effects of acquisition of GSL)
Accounts receivable	855,760	(8,894,041)
Inventory	190,352	(3,372,902)
Prepaid expenses and other assets	(147,639)	167,863
Accounts payable	83,337	2,519,564
Income taxes	(2,299,606)	(870,851)
Accrued expenses	(2,502,663)	6,264,128

Net cash from operating activities	673,691	1,263,362

Cash flows from investing activities:
Investment in joint venture with SEEK	—	(1,000,000)
Acquisition of gastroenterology product license	(2,400,000)	—
Acquisition of Great Southern Laboratories (“GSL”)	(4,666,964)	—
Acquisition of license for non-codeine antitussive drug in development	(5,000,000)	—
Other intangibles	(850,000)	—
Proceeds from sale of equipment	7,550	—
Purchase of software and equipment	(279,673)	(133,281)

Net cash from investing activities	(13,189,087)	(1,133,281)

Cash flows from financing activities:
Proceeds from line of credit	—	1,000,000
Payments on line of credit	(6,000,000)	—
Payment on contracts payable	(2,990,000)	(1,930,000)
Proceeds from issuance of stock in additional offering, net of issuance costs of $846,202 and $255,254 for the nine months ended 2012 and 2011, respectively	23,751,032	19,259,746
Transfer to/from restricted cash	—	500,000
Payments on GSL mortgages and capital leases	(80,732)	—
Payment received on notes receivable	—	113,333
Tax benefit on stock-based awards	148,000	123,000
Proceeds from issuance of stock	172,973	106,905

Net cash from financing activities	15,001,273	19,172,984

Net increase in cash and cash equivalents	2,485,877	19,303,065
Cash and cash equivalents, beginning of period	34,551,180	8,260,059

Cash and cash equivalents, end of period	$37,037,057	$27,563,124

Supplemental disclosure:
Cash paid for income taxes	$2,446,643	$5,646,690
Interest paid during the period	$116,105	$150,771
Non-cash transaction
Acquisition of Omeclamox® license—contract payable	$2,000,000	$120,000
Acquisition of product license—contract payable	$850,000	$—
Assumption of mortgage in acquisition of GSL	$1,641,668	$—
Assumption of capital leases in acquisition of GSL	$106,869	$—
Accrued 2011 bonus paid in unrestricted common stock	$199,770	$—
Non-cash intangible value of deferred tax liability related to intellectual property license acquired	$2,687,368	$—

See accompanying notes to condensed consolidated financial statements.

PERNIX THERAPEUTICS HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

(Unaudited)

Note 1.    Company Overview

Pernix Therapeutics Holdings, Inc. (“Pernix”) is a specialty pharmaceutical company focused on the sales, marketing, manufacturing and development of branded, generic and OTC pharmaceutical products for pediatric and adult indications in a variety of therapeutic areas. The Company expects to continue to execute its growth strategy which involves the horizontal integration of our branded prescription, generic and OTC businesses. The Company manages a portfolio of branded and generic prescription products and a non-codeine antitussive drug in development. The Company’s branded products for the pediatrics market include CEDAX®, an antibiotic for middle ear infections, NATROBA™, a topical treatment for head lice marketed under an exclusive co-promotion agreement with ParaPRO, LLC, REZYST IM™, a proprietary probiotic blend to promote dietary management and a family of prescription treatments for cough and cold (BROVEX®, ALDEX® and PEDIATEX®). The Company expanded into the gastroenterology market with the June 2012 launch of Omeclamox-Pak®, a triple combination medication taken orally to treat Helicobacter pylori (H. pylori) infection and eradicate duodenal ulcer disease in adults. The Company promotes its branded products through an established U.S. sales force. Pernix also markets generic products through its wholly-owned subsidiary, Macoven Pharmaceuticals. Founded in 1996, the Company’s headquarters is in The Woodlands, TX and the Company’s recently acquired manufacturing facility is in Houston, TX.

Controlled Equity Offering

On February 10, 2012, the Company entered into a controlled equity offering sales agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co. (“Cantor”) pursuant to which the Company could issue and sell shares of its common stock having an aggregate offering price of up to $25,000,000 from time to time through Cantor, acting as agent, but in no event more than 5,000,000 shares of common stock. The Company paid Cantor a commission rate of 3.0% of the gross sales price per share of the common stock sold through Cantor as agent under the Sales Agreement. The Company reimbursed Cantor an amount equal to $50,000, representing certain expenses incurred by Cantor in connection with entering into the Sales Agreement and provided Cantor with customary indemnification rights. The Company sold 2,966,739 shares of common stock under this controlled equity program for total net proceeds of approximately $23.8 million and closed the controlled equity offering on May 1, 2012. The offering was made pursuant to our effective shelf registration statement filed with the Securities and Exchange Commission on May 31, 2011. The Company plans to continue to use the proceeds of this financing to provide funding for future acquisitions and for general corporate purposes.

Note 2.    Basis of Presentation and Summary of Significant Accounting Policies

Interim Financial Statements

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted. These financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of these financial statements. Operating results for the three and nine-month periods ended September 30, 2012 are not necessarily indicative of the results for future periods or the full year.

Principles of Consolidation

The condensed consolidated financial statements include the accounts of Pernix’s wholly-owned subsidiaries: Pernix Therapeutics, LLC, GTA GP, Inc., GTA LP, Inc., Gaine, Inc., Macoven Pharmaceuticals, LLC, Pernix Manufacturing, LLC and Respicopea, Inc. Transactions between and among the Company and its consolidated subsidiaries are eliminated.

Management’s Estimates and Assumptions

The preparation of condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ materially from those estimates. The Company reviews all significant estimates affecting the condensed consolidated financial statements on a recurring basis and records the effect of any necessary adjustments prior to their issuance. Significant estimates of the Company include: revenue recognition, sales allowances such as returns on product sales, government program rebates, customer coupon redemptions, wholesaler/pharmacy discounts, product service fees, rebates and chargebacks, sales commissions, amortization, depreciation, stock-based compensation, the determination of fair values of assets and liabilities in connection with business combinations, and deferred income taxes.

Equity Method of Accounting

For the periods presented, the Company’s investment in our former joint venture with SEEK is accounted for at cost and adjusted for the Company’s prior share (46%) of the joint venture’s undistributed earning or losses. On May 14, 2012, the Company acquired the exclusive right from SEEK to commercialize and market products utilizing certain antitussive intellectual property in the areas of cough, cold, sinus and allergy in the United States and Canada in connection with the termination of the joint venture. See Note 4, Investments and Note 6, Intangible Assets, for additional information.

Revenue Recognition

The Company’s consolidated net revenues represent the Company’s net product sales and collaboration revenues. The following table sets forth the categories of the Company’s net revenues (in thousands) for the three and nine months ended September 30, 2012 and 2011.

	Three Months Ended September 30, (in thousands)		Nine Months Ended September 30, (in thousands)
	2012	2011	2012	2011
Gross product sales	$20,370	$23,034	$57,620	$56,910
Sales allowances	(5,510)	(6,785)	(19,313)	(21,408)

Net product sales	14,860	16,249	38,307	35,502
Manufacturing revenue	2,094	—	2,094	—
Co-promotion and royalty revenues	1,180	815	2,715	3,702

Net revenues	$18,134	$17,064	$43,116	$39,204

The Company records all of its revenue from product sales, manufacturing sales and co-promotion agreements when realized or realizable and earned. Revenue is realized or realizable and earned when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been performed and are billable; (3) the seller’s price to the buyer is fixed or determinable; and (4) collectability is reasonably assured. The Company records revenue from product sales when the customer takes ownership and assumes risk of loss (free-on-board destination). Manufacturing revenue is recognized when the finished product is shipped to the customer. Co-promotion revenue is recognized in the period in which the product subject to the arrangement is sold. At the time of a product sale, estimates for a variety of sales deductions, such as returns on product sales, government program rebates, price adjustments and prompt pay discounts are recorded.

The Company relies on certain materials used in its development and manufacturing processes, most of which are procured from a single source. The Company purchases its pharmaceutical ingredients from a limited number of suppliers. The failure of a supplier, including a subcontractor, to deliver on schedule could delay or interrupt the development or commercialization process and thereby adversely affect the Company’s operating results. In addition, a disruption in the commercial supply of or a significant increase in the cost of the active pharmaceutical ingredient (“API”) from any of these sources could have a material adverse effect on the Company’s business, financial position and results of operations.

The Company’s customers consist of drug wholesalers, retail drug stores, mass merchandiser and grocery store pharmacies in the United States. The Company primarily sells its products directly to large national drug wholesalers, which in turn resell the products to smaller or regional wholesalers, retail pharmacies, chain drug stores and other third parties. The following tables list the Company’s customers that individually comprised greater than 10% of total gross product sales for the three and nine months ended September 30, 2012 and 2011, or 10% of total trade accounts receivable as of September 30, 2012 and December 31, 2011.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Cardinal Health, Inc.	41%	49%	36%	43%
McKesson Corporation	29%	13%	29%	19%
AmerisourceBergen Drug Corporation	7%	7%	11%	11%
Walgreens Corporation	11%	5%	7%	6%
Morris & Dickson Co., LLC	2%	19%	6%	13%

Total	90%	93%	89%	92%

	Accounts Receivable
	September 30, 2012	December 31, 2011
Cardinal Health, Inc.	37%	30%
McKesson Corporation	28%	32%
Walgreens Corporation	15%	8%

Total	80%	70%

Net Revenues

Product Sales

The Company recognizes revenue from its product sales in accordance with its revenue recognition policy discussed above. The Company sells its products primarily to large national wholesalers, which have the right to return the products they purchase. The Company is required to estimate the amount of future returns at the time of revenue recognition. The Company recognizes product sales net of estimated allowances for product returns, government program rebates, price adjustments, and prompt pay discounts.

Product Returns

Consistent with industry practice, the Company offers contractual return rights that allow its customers to return the majority of its products within an 18-month period, commencing from six months prior to and up to twelve months subsequent to the product expiration date. The Company’s products have a 24 to 36-month expiration period from the date of manufacture. The Company adjusts its estimate of product returns if it becomes aware of other factors that it believes could significantly impact its expected returns. These factors include its estimate of inventory levels of its products in the distribution channel, the remaining shelf life of the product, review of consumer consumption data as reported by external information management companies, actual and historical return rates for expired lots, the forecast of future sales of the product, competitive issues such as new product entrants and other known changes in sales trends. The Company estimated returns at 5% to 14% of sales of branded products during the third quarter of 2012. The Company is accruing 14% on launch sales of Omeclamox-Pak®. The Company estimated returns at 7% on sales of generic products during the second and third quarter of 2012. The returns estimate on generic products was increased approximately 2% effective April 1, 2012 from prior periods due to the potential impact of changes in Medicaid coverage on certain products. Return estimates are based upon historical data and other facts and circumstances that may impact future expected returns to derive an average return percentage of our products. In addition to the accrual on sales during the nine months ended September 30, 2012, the Company recorded an additional returns allowance of $620,000 ($120,000 in the third quarter and $500,000 in the second quarter) as a result of the loss of Medicaid coverage on certain generic products. The returns reserve may be adjusted as we accumulate sales history and returns experience on this portfolio of products. The Company reviews and adjusts these reserves quarterly.

Government Program Rebates

The liability for Medicaid, Medicare and other government program rebates is estimated based on historical and current rebate redemption and utilization rates contractually submitted by each state’s program administrator and assumptions regarding future Medicaid utilization for each product.

Price Adjustments

The Company’s estimates of price adjustments, which include customer rebates, service fees, chargebacks, shelf stock adjustments, and other fees and discounts, are based on our estimated mix of sales to various third-party payors who are entitled, either contractually or statutorily, to discounts from the listed prices of our products and contracted service fees with our wholesalers. In the event that the sales mix to third-party payors or the contract fees paid to the wholesalers are different from the Company’s estimates, the Company may be required to pay higher or lower total price adjustments and/or incur chargebacks that differ from its original estimates and such difference may be significant.

The Company’s estimates of discounts are applied pursuant to the contracts negotiated with certain customers and are primarily based on sales volumes. The Company, from time to time, offers certain promotional product-related incentives to its customers. These programs include sample cards to retail consumers, certain product incentives to pharmacy customers and other sales stocking allowances. For example, the Company has initiated coupon programs for certain of its promoted products whereby the Company offers a point-of-sale subsidy to retail consumers. The Company estimates its liabilities for these coupon programs based on redemption information provided by a third party claims processing organization. The Company accounts for the costs of these special promotional programs as price adjustments, resulting in a reduction in gross revenue.

Any price adjustments that are not contractual or are non-recurring but that are offered at the time of sale or when a specific triggering event occurs, such as sales stocking allowances or price protection adjustments, are recorded as a reduction in revenue when the sales order is recorded or when the triggering event occurs. These allowances may be offered at varying times throughout the year or may be associated with specific events such as a new product launch, the reintroduction of a product or product price changes.

Prompt Payment Discount

The Company typically requires its customers to remit payments within the first 30 days for branded products and within 60 to 120 days for generics, depending on the customer and the products purchased. The Company offers wholesale distributors a prompt payment discount if they make payments within these deadlines. This discount is generally 2%, but may be higher in some instances due to product launches and/or industry expectations. Because the Company’s wholesale customers typically take the prompt pay discount, we accrue 100% of prompt pay discounts. These discounts are based on the gross amount of each invoice at the time of our original sale to them. Earned discounts are applied at the time of payment. This allowance is recorded as a reduction of accounts receivable.

See Note 9, Other Revenue Sharing Arrangements, for further discussion of co-promotion and other revenue sharing arrangements.

Earnings per Share

Earnings per common share is presented under two formats: basic earnings per common share and diluted earnings per common share. Basic earnings per common share is computed by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period, plus the potentially dilutive impact of common stock equivalents (i.e. stock options). Dilutive common share equivalents consist of the incremental common shares issuable upon exercise of stock options.

The following table sets forth the computation of basic and diluted net income per share:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Numerator:
Net income (loss)	$(270,342)	$1,994,648	$(10,911)	$4,471,574

Denominator:
Weighted-average common shares, basic	29,069,119	24,841,554	27,765,275	23,401,910
Dilutive effect of stock options	—	305,637	—	335,321

Weighted-average common shares, diluted	29,069,119	25,147,191	27,765,275	23,737,231

Net income (loss) per share, basic and diluted	$(0.01)	$0.08	$0.00	$0.19

Outstanding options at September 30, 2012 and 2011of 2,004,666 and 1,382,845, respectively, were not included above as they were considered anti-dilutive as of September 30, 2012 and 2011. See Note 10, Employee Equity Compensation and Benefits, for information regarding the Company’s outstanding options.

Reclassifications

Certain reclassifications have been made to prior period amounts in our consolidated statements of income to conform to the current period presentation. These reclassifications related to the classification of cost of samples as a selling expense instead of including in cost of goods had no effect on net income as previously reported.

Recent Accounting Pronouncements

Other than as set forth below, there have been no other recent accounting pronouncements that have not yet been adopted by us that are expected to have a material impact on our condensed consolidated financial statements from the accounting pronouncements previously disclosed in our Annual Report on Form 10-K for the year ended December 31, 2011.

The Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2012-02, Intangibles—Goodwill and Other (Topic 350)—Testing Indefinite-Lived Intangible Assets for Impairment , to establish an optional two-step analysis for impairment testing of indefinite-lived intangibles other than goodwill.

The standards update will be effective for financial statements of periods beginning after September 15, 2012, with early adoption permitted. In particular, the two-step analysis establishes an optional qualitative assessment to precede the quantitative assessment, if necessary. In the qualitative assessment, the entity must evaluate the totality of qualitative factors, including any recent fair value measurements, that impact whether an indefinite-lived intangible asset other than goodwill has a carrying amount that more likely than not exceeds its fair value. The entity must proceed to conducting a quantitative analysis, according to which the entity would record an impairment charge for the amount of the asset’s fair value exceeding the carrying amount, if (1) the entity determines that such an impairment is more likely than not to exist, or (2) the entity foregoes the qualitative assessment entirely. The standards update finalizes the proposal in Proposed Accounting Standards Update (ASU) No. 2012-100: Intangibles—Goodwill and Other (Topic 350)—Testing Indefinite-Lived Intangible Assets for Impairment , and brings the accounting treatment for determining impairment charges on other intangible assets into conformity with the treatment of goodwill, as established by Accounting Standards Update 2011-08, Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment. The Company does not expect the adoption of this guidance to have a material impact, if any, on its financial statements.

On January 1, 2012, the Company adopted the new presentation requirements under ASU 2011-05, Comprehensive Income (Topic 220), Presentation of Comprehensive Income in U.S. GAAP (“ASU 2011-05”) and ASU 2011-12 Comprehensive Income (Topic 220), Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU 2011-05 (“ASU 2011-12”). ASU 2011-05 requires that comprehensive income and the related components of net income and of other comprehensive income be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 also requires reclassification adjustments from other comprehensive income to net income be presented on the face of the financial statements. However, in December 2011, the FASB issued ASU 2011-12 to defer the requirement to present reclassification adjustments from other comprehensive income on the face of the financial statements and allow entities to continue to report reclassifications out of accumulated other comprehensive income consistent with the requirements in effect before ASU 2011-05. The Company has no adjustments between net income and comprehensive income. The adoption of this guidance is not material to the Company or its presentation of its consolidated financial statements.

Note 3.    Accounts Receivable

Accounts receivable consist of the following:

	September 30, 2012	December 31, 2011
Trade accounts receivable	$18,894,144	$18,844,320
Less allowance for prompt pay discounts	(369,830)	(393,174)

Total trade receivables	18,524,314	18,451,146
Receivables from third parties—collaboration and royalty arrangements	1,482,985	2,146,214
Other miscellaneous receivables (including $750,000 receivable from former GSL owners related to acquisition)	779,624	4,000

Total accounts receivable	$20,786,923	$20,601,360

As of September 30, 2012 and December 31, 2011, no receivables were outstanding for longer than the agreed upon payment terms. The net amount of accounts receivable was considered collectible and no allowance for doubtful accounts was recorded in either period.

Note 4.    Inventories

Inventories consisted of the following items as of September 30, 2012 and December 31, 2011:

	September 30, 2012	December 31, 2011
Raw materials	$1,013,149	$412,867
Packaging materials	920,051	—
Work-in-process	61,407	—
Samples	1,534,723	627,474
Finished goods	5,634,250	5,848,295

	9,163,580	6,888,636
Allowance for samples inventory	(1,534,723)	(627,474)
Reserve for obsolescence	(647,711)	—

Inventory, net	$6,981,146	$6,261,162

Note 5.    Investments

Investments in Marketable Securities and Other Comprehensive Income

The Company holds investment marketable equity securities as available-for-sale and the change in the market value gives rise to other comprehensive income. The components of other comprehensive income are recorded in the consolidated statements of income and comprehensive income, net of the related income tax effect.

On October 5, 2011, the Company acquired 2.6 million shares of TherapeuticsMD for a purchase price of $1.0 million, or $0.38 per share, representing approximately 3.2% of TherapeuticsMD’s outstanding common stock at that time. The Company’s purchase was contingent upon TherapeuticsMD’s acquisition of VitaMedMD, which occurred on October 4, 2011. The Company has applied a 30% discount to the quoted market value of its TherapeuticsMD stock, which represents the Company’s estimate of the discount for lack of marketability for its non-controlling interest. In connection with the Company’s purchase of shares of TherapeuticsMD, the Company also entered into a software license agreement with VitaMedMD pursuant to which VitaMedMD granted the Company an exclusive license to use certain of its physician, patient and product data gathering software in the field of pediatric medicine for a period of five years for a monthly fee of $21,700. Cooper Collins, the Company’s Chief Executive Officer, was appointed to the board of directors of TherapeuticsMD following the Company’s acquisition of its interest in TherapeuticsMD.

	As of September 30, 2012
TherapeuticsMD Common Stock	Cost	Appreciation	Discount	Fair Value
2,631,579 shares	$1,000,000	$8,078,947	$(2,723,685)	$6,355,262

Investment in and Termination of Joint Venture

On December 17, 2010, the Company entered into a Joint Venture Agreement (the “JV Agreement”) with SEEK to form a joint venture structured as a private company limited by shares incorporated in the United Kingdom (the “JV”). The purpose of the JV was to develop and obtain regulatory approval in both Europe and the United States for products utilizing the JV’s intellectual property. Pernix contributed approximately $1.5 million to the JV, in consideration for 50% of the voting interest and approximately 46% of the total economic interest in the JV. On September 26, 2011, the Company funded an additional $1.0 million in cash to the JV for continuing operations.

Below is the condensed balance sheet of the JV at the time of Pernix’s exit from the JV (as described below):

Condensed Balance Sheet as of: (unaudited) (in thousands)	May 14, 2012	December 31, 2011
Cash and other current assets	$947	$1,512
Intellectual property and other rights (including capitalized development costs)	1,719	1,719

Total assets	$2,666	$3,231

Equity	$2,666	$3,231

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Loss from operations of the joint venture with SEEK	$—	$100,614	$240,195	$691,865

Development costs of the JV for products utilizing the JV intellectual property were approximately $522,000 for the period ended May 14, 2012. The Company recorded approximately 46% of these development costs, or $240,000 for the nine months ended September 30, 2012, in loss from operations of our JV.

See Note 7, Intangible Assets, for further discussion.

Note 6.    Business Combination

Consideration paid by the Company for the businesses it purchases is allocated to the assets and liabilities acquired based upon their estimated fair values as of the date of the acquisition. The excess of the purchase price over the estimated fair values of the assets acquired and liabilities assumed is recorded as goodwill. Recognized goodwill pertains to the value of the expected synergies to be derived from combining the operations of the businesses we acquire including the value of the acquired workforce.

On July 2, 2012, the Company acquired the business assets of Great Southern Laboratories (“GSL”), a pharmaceutical contract manufacturing company located in Houston, Texas. The Company closed on the related real estate on August 30, 2012. Upon the final closing, the Company paid an aggregate of approximately $4.9 million (including $300,000 deposited to an escrow that is deemed receivable as of September 30, 2012), and assumed certain liabilities totaling approximately $5.8 million, for substantially all of GSL’s assets including the land and buildings in which GSL operates. GSL has an established manufacturing facility with an existing base of customers in the pharmaceutical industry, which is expected to provide the Company with additional income and potential cost savings. The Company acquired the GSL assets through a wholly-owned subsidiary, Pernix Manufacturing, LLC, and continues to operate the business under the name Great Southern Laboratories. The results of operations of GSL for the three months ended September 30, 2012 have been included in the Company’s condensed consolidated financial statements as of and since the acquisition date. Pro forma results of operations have not been presented for this acquisition because the effects of this business combination were not material to the Company’s consolidated results of operations.

The purchase price allocation is preliminary and is based on initial estimates of fair values at the date of the acquisition. The Company is currently evaluating the preliminary purchase price allocation, which will be adjusted as additional information relative to the fair value of assets and liabilities becomes available. This allocation may change in subsequent financial statements pending the final estimates of fair value.

The preliminary purchase price allocation as of September 30, 2012 is as follows:

Consideration
Cash	$4,666,694
Acquisition-related costs (included in SG&A expenses)	86,668
Recognized amounts of identifiable assets acquired and liabilities assumed:
Accounts receivable and prepaid assets	619,341
Inventory	872,056
Buildings and equipment	5,960,000
Intangibles—customer relationships	1,848,000
Goodwill	651,000
Deferred tax asset	486,000
Accounts payable	(2,864,351)
Accrued liabilities, net of receivable from sellers of approximately $450,000	(1,175,559)
Mortgage payable	(1,622,654)
Capital lease obligations	(106,869)

Note 7.    Intangible Assets

Acquisition of License. As described in Note 5 above, on May 14, 2012, the Company acquired the exclusive rights from SEEK, its former joint venture partner, to commercialize and market products utilizing the joint venture’s intellectual property (IP) in the areas of cough, cold, sinus and allergy in the United States and Canada for $5 million. The investment in the JV at termination was approximately $1,445,000 and there was approximately $2,687,000 arising from a deferred tax liability. The value of the license recorded was approximately $9,133,000 and is included in the product licenses in the table below. Under the terms of the agreement, Pernix will pay royalties to SEEK on sales of products utilizing the joint venture IP in the United States and Canada. Pernix will also receive royalties from SEEK product sales outside of the United States and Canada. As a result, the Company no longer shares in the development costs outside the United States and Canada.

License of Gastroenterology Product. In January 2012, the Company entered into a license and supply agreement with a private company for a new FDA-approved prescription product to treat gastroenterology disease. Under the terms of the agreement, the Company obtained exclusive U.S. marketing rights to Omeclamox-Pak®, a triple combination medication taken orally to treat Helicobactes pylori (H. pylori) infection and eradicate duodenal ulcer disease in adults. The Company paid an up-front license fee of $2.0 million and paid an additional fee of $2.0 million forty-five days from the commercial launch of the product which occurred in late June 2012. In addition to these license fees, the agreement calls for the Company to pay royalties and milestone payments based on sales of the product. Pernix has 52 sales representatives promoting Omeclamox-Pak®, 26 of whom are dedicated exclusively to gastroenterology and 26 that cover both gastroenterology and pediatrics.

Acquisition of New Product. In August 2012, the Company completed the purchase of a pediatric prescription product, including certain intellectual property rights, for a total purchase price of $1.35 million plus the assumption of certain liabilities. The Company paid $500,000 at the closing plus $250,000 paid on October 1, 2012, $600,000 to be paid on February 1, 2013, and the assumption of certain liabilities.

Intangible assets consist of the following:

	Life	September 30, 2012	December 31, 2011
Patents	12 -15 years	$1,442,000	$1,442,000
Brand—CEDAX	8 years	3,887,000	3,887,000
Product licenses	1 - 13 years	15,105,051	120,000
Customer Relationships—GSL	8 years	1,848,000	—
Non-compete and supplier contract—Macoven	2 - 7 years	5,194,571	5,194,571
Trademark rights	Indefinite	638,563	238,758
Goodwill	Indefinite	2,057,591	1,406,591

		30,172,581	12,288,920
Accumulated amortization		(5,570,214)	(3,412,416)

		$24,602,367	$8,876,504

Estimated amortization expense related to intangible assets with definite lives for each of the five succeeding years and thereafter is as follows:

Amount
2012 (October—December 2012)	$595,000
2013	2,380,000
2014	2,380,000
2015	2,380,000
2016	2,380,000
Thereafter	12,224,000

$22,339,000

Amortization expense is approximately $775,000 and $2,158,000 for the three and nine months ended September 30, 2012, respectively, and $578,000 and $1,623,000 for the three and nine months ended September 30, 2011, respectively.

Note 8.    Accrued Allowances

Accrued allowances consist of the following:

	September 30, 2012	December 31, 2011
Accrued returns allowance	$4,643,200	$5,712,500
Accrued price adjustments	5,519,200	5,450,619
Accrued government program rebates	4,725,500	5,843,290

Total	$14,887,900	$17,006,409

Note 9.    Lines of Credit

On September 8, 2010, the Company entered into a Loan Agreement (the “Loan Agreement”) with Regions Bank (“Regions”). The Loan Agreement provides for a $5 million secured revolving line of credit (the “RLOC”) and a $5 million secured guidance line of credit (the “GLOC” and together with the RLOC, the “Loans”). The RLOC may be used to fund working capital needs and the GLOC may be used for acquisitions approved by Regions. The Loans were schedule to mature on September 8, 2012 but were extended under the same terms until December 31, 2012. The loans bear interest at LIBOR plus 2.5%.

The Loan Agreement contains customary restrictive covenants and events of default, including breaches of representations and warranties and breaches of covenants.

In consideration for Regions entering into the Loan Agreement, the Company granted Regions a first priority security interest in substantially all of its assets except for all patents owned by Pernix as well as certain trademarks. Regions is also entitled to a first priority security interest on any intellectual property assets acquired with proceeds from the GLOC.

On September 30, 2012, the Company had no outstanding amounts under the GLOC or the RLOC.

Note 10.    Other Revenue Sharing Arrangements

The Company enters into collaborative arrangements to develop and commercialize drug candidates. Collaborative activities might include research and development, marketing and selling (including promotional activities and physician detailing), manufacturing, and distribution. These collaborations often require royalty or profit share payments, contingent upon the occurrence of certain future events linked to the success of the product. Revenues related to products sold by the Company pursuant to these arrangements are included in product sales, while other sources of revenue such as royalties and profit share receipts are included in collaboration, royalty and other revenue as further discussed below. Operating expenses for costs incurred pursuant to these arrangements are reported in their respective expense line item.

Co-promotion Agreements

The Company seeks to enter into co-promotion agreements to enhance the promotional efforts and sales of products. The Company may enter into co-promotion agreements whereby it obtains rights to market other parties’ products in return for certain commissions or percentages of revenue on the sales Pernix generates. Alternatively, Pernix may enter into co-promotion agreements with respect to its products whereby it grants another party certain rights to market or otherwise promote one or more of its products. Typically, the Company will enter into this type of co-promotion arrangement when a particular product is not aligned with its product focus or it lacks sufficient sales force representation in a particular geographic area. Co-promotion revenue is included in net revenues. Expense from co-promotion agreements is included in cost of goods sold.

Restructure of Natroba Agreement

In July 2012, the Company and ParaPRO replaced their then-existing co-promotion and supply agreements relating to Natroba™ with a new agreement to restructure the terms for marketing and distributing Natroba. Under the terms of the new agreement, the Company will no longer have the minimum purchase order commitments related to the marketing and promotion of Natroba that were required under the previous agreements. If the Company fails to meet certain dispensed volumes, the Company or ParaPRO would have the option to either modify or terminate the new agreement. The previous options granted to ParaPRO under its services agreement with the Company were not impacted by this new agreement. The Company and ParaPRO will continue to work together to co-promote and market Natroba, which may include an authorized generic equivalent, and the Company will continue to distribute Natroba. The Company will be paid a co-promotion fee per unit prescribed which will be recorded as co-promotion revenue. This replaces the unit purchase price rebate per unit that was previously recorded as a rebate to cost of goods sold. The cost that the Company pays for NATROBA is significantly higher than the direct manufacturing cost that the Company pays on the other products in our portfolio which impacts our gross profit margin. NATROBA was launched in August 2011.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Pernix Consolidated Gross Margin—including Natroba	59%	57%	65%	68%
Pernix Consolidated Gross Margin—excluding Natroba	74%	79%	73%	78%

1	Excludes approximately $492,000 and $1,311,000 in write offs of obsolete, expired and/or donated product inventory for the three and nine months ended September 30, 2011, respectively.
2	Excludes approximately $293,000 and $390,000 in write offs of obsolete, expired and/or donated product inventory for the three and nine months ended September 30, 2012, respectively.

Note 11.    Employee Equity Compensation and Benefits

Stock Options

The Company’s 2009 Stock Incentive Plan (the “2009 Plan”) was approved concurrent with its merger with Golf Trust of America, Inc. on March 9, 2010. The maximum number of shares that can be offered under this plan is 5,000,000. Incentives may be granted under the 2009 Plan to eligible participants in the form of (a) incentive stock options, (b) non-qualified stock options, (c) restricted stock, (d) restricted stock units, (e) stock appreciation rights and (f) other stock-based awards.

As of September 30, 2012, approximately 208,333 options remain outstanding that were issued to current officers and directors under former incentive plans of GTA. The remaining average contractual life of these options is approximately five months.

The Company currently uses the Black-Scholes-Merton option pricing model to determine the fair value of its stock options. The determination of the fair value of stock-based payment awards on the date of grant using an option pricing model is affected by the Company’s stock price, as well as assumptions regarding a number of complex and subjective variables. These variables include the Company’s expected stock price volatility over the term of the awards, actual employee exercise behaviors, risk-free interest rate and expected dividends.

The following table shows the weighted average of the assumptions used to value stock options on the date of grant, as follows:

Nine Months Ended September 30, 2012
Weighted average expected stock price volatility	64.7%
Estimated dividend yield	0.0%
Risk-free interest rate	1.1%
Expected life of option (in years)	6.0
Weighted average fair value per share	$5.33

The Company has not paid and does not anticipate paying cash dividends; therefore, the expected dividend rate is assumed to be 0%. The expected stock price volatility for the stock options is based on historical volatility of a representative peer group of comparable companies selected using publicly available industry and market capitalization data. The risk-free rate was based on the U.S. Treasury yield curve in effect at the time of grant commensurate with the expected life assumption. The expected life of the stock options granted was estimated based on the historical exercise patterns over the option lives.

The following table shows the option activity, described above, during the nine months ended September 30, 2012:

Option Shares	Shares	Average Exercise Price
Outstanding at December 31, 2011(1)	1,848,491	$4.55
Granted	215,000	9.07
Exercised	(28,492)	2.39
Cancelled	(30,333)	4.49
Expired	—

Outstanding at September 30, 2012	2,004,666	$5.07

Vested and exercisable, end of period	783,666	$4.17

(1)	Includes 460,000 options granted to ParaPRO, LLC on August 3, 2011, that vest over seven years, pursuant to the commercial terms of the co-promotion arrangement between the Company and ParaPRO for the marketing and sale of Natroba. For additional information, see Note 10, Other Revenue Sharing Arrangements.

The following table shows the details by range of exercise price for the total options outstanding at September 30, 2012:

	Options Outstanding		Options Exercisable
Range of Exercise Price ($)	Shares	Remaining Contractual Life (years)	Shares	Weighted Average Exercise Price
1.94 - 2.20	25,833	.4	25,833	$2.00
3.31 - 4.20(1)	1,346,500	7.0	664,170	3.83
6.10	187,333	8.8	60,331	6.10
7.90 - 9.02	345,000	9.2	13,333	7.90
10.13 - 10.35	100,000	9.0	19,999	10.14

	2,004,666	7.6	783,666	$4.17

(1)	Includes 460,000 options granted to ParaPRO, LLC on August 3, 2011, that vest over seven years, pursuant to the commercial terms of the co-promotion arrangement between the Company and ParaPRO for the marketing and sale of Natroba. For additional information, see Note 10, Other Revenue Sharing Arrangements.

As of September 30, 2012, the aggregate intrinsic value of 783,666 options outstanding and exercisable was approximately $2,628,000.

As of September 30, 2012, there was approximately $2,364,000 of total unrecognized compensation cost related to unvested stock options issued to employees and directors of the Company, which is expected to be recognized ratably over a weighted-average period of 1.9 years and approximately $1,988,000 of total unrecognized compensation cost related to unvested stock options issued to ParaPRO which is expected to be recognized ratably over a weighted-average period of 4.3 years.

Restricted Stock

Amendment to Employment Agreement. On March 23, 2012, the Company, Macoven and John McMahon, Macoven’s Vice President of Product Sales, entered into an amendment to Mr. McMahon’s amended and restated employment agreement pursuant to which all provisions relating to quarterly bonuses and a bonus pool were removed. The amendment also provided for the issuance of 165,000 shares of restricted stock, valued at approximately $1,411,000, pursuant to the Company’s 2009 Amended and Restated Stock Incentive Plan with certain volume limitations on the sale of such shares after vesting.

Also on March 23, 2012, in connection with the amendment to Mr. McMahon’s agreement, the Company granted Michael Venters, Macoven’s Executive Vice President of Corporate Development, 85,000 shares of restricted stock, valued at approximately $727,000, pursuant to the Company’s 2009 Amended and Restated Stock Incentive Plan with the same volume limitations as Mr. McMahon. Both grants vest in equal installments on each of the first three anniversaries of the date of grant.

Director Compensation. On March 22, 2012, each non-executive director received a grant of options to purchase 10,000 shares of our common stock and a grant of 10,000 shares of restricted stock. The options and restricted stock each vest one-third per year on the first three anniversaries of the grant date. The options were granted at the market price of $9.02, the closing market price on March 21, 2012. In addition, our board of directors approved a $5,000 increase in the annual cash compensation of the non-executive Chairman.

The following table shows the restricted stock, described above, during the nine months ended September 30, 2012:

Restricted Stock Shares	Shares	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2011	120,002	$6.56
Granted	290,000	8.61
Vested	(61,669)	6.15
Forfeited	—

Nonvested at September 30, 2012	348,333	$8.34

During the nine months ended September 30, 2012, 290,000 restricted common shares were issued as described above. Approximately $2,318,000 of total unrecognized compensation cost related to unvested restricted stock is expected to be recognized over a weighted-average period of 2.3 years.

Employee Stock Purchase Plan

Effective July 22, 2010, the Company adopted the 2010 Employee Stock Purchase Plan to provide substantially all employees an opportunity to purchase shares of its common stock through payroll deduction, up to 10% of eligible compensation with a $25,000 maximum deferral. Semi-annually (on May 1st and November 1st ), participant account balances will be used to purchase shares of stock at the lesser of 85 percent of the fair market value of shares at the beginning or end of such six-month period. The Employee Stock Purchase Plan expires on July 22, 2020. A total of 1,000,000 shares are available for purchase under this plan. Compensation expense related to the Employee Stock Purchase Plan and included in the table below for the three and nine months ended September 30, 2012 was approximately $16,000 and $56,000, respectively.

Stock-Based Compensation Expense

The following table shows the approximate amount of total stock-based compensation expense recognized for employees and non-employees:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Employees	$546,000	$238,000	$1,412,000	$577,000
Non-employees/Directors	132,000	119,000	489,000	295,000

Total	$678,000	$357,000	$1,901,000	$872,000

Note 12.    Income Taxes

The income tax provision consisted of the income tax expense (benefit) for the three and nine months ended September 30, 2012 and 2011, as presented in the table below.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Current:
Federal	$403,000	$1,543,000	$721,000	$4,313,000
State	(394,000)	145,000	(345,000)	601,000

	9,000	1,688,000	376,000	4,914,000
Deferred:
Federal	(463,000)	(689,000)	(544,000)	(2,091,000)
State	50,000	(77,000)	(2,000)	(323,000)

	(413,000)	(766,000)	(546,000)	(2,414,000)

	$(404,000)	$922,000	$(170,000)	$2,500,000

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of the temporary differences and their effect on deferred taxes are as follows:

	September 30, 2012	December 31, 2011
Deferred Tax Assets:
Accounts receivable	$136,000	$149,000
Inventory	239,000	—
Fixed assets	88,000	66,000
Accrued expenses and allowances	3,395,000	3,831,000
Stock awards	1,299,000	515,000
Investment in joint venture with SEEK	—	312,000
NOL and capital loss carryforwards	1,376,000	493,000

Gross deferred tax assets	$6,533,000	$5,366,000

Deferred Tax Liabilities:
Investments	$(1,979,000)	$(674,000)
Other	(132,000)	(99,000)
Intangibles	(3,719,000)	(901,000)

Gross deferred tax liability	$(5,830,000)	$(1,674,000)

Net deferred tax asset	$703,000	$3,692,000

Included in consolidated balance sheet:
Deferred income tax assets/deferred income tax liabilities—current	5,168,000	4,552,000
Deferred income tax assets/deferred income tax liabilities—long term	(4,465,000)	(860,000)

Net deferred tax asset	$703,000	$3,692,000

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods that the deferred tax assets are deductible, management believes that it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of the deferred tax assets are considered realizable based on the reversal of deferred tax liabilities and the Company’s projected levels of taxable income.

Note. 13    Commitments and Contingencies

Legal Matters

United States District Court for the Eastern District of Texas, Civil Action No. 6:12-cv-00027-LED. On January 19, 2012, plaintiffs, Merck & Cie, South Alabama Medical Science Foundation, and Pamlab, L.L.C., filed suit seeking unspecified damages and injunctive relief against our wholly-owned subsidiary, Macoven Pharmaceuticals, for infringement of U.S. Patent Nos. 5,997,915, 6,254,904, 6,673,381, 7,172,778, 7,674,490, and 6,011,040 based on Macoven’s commercialization of the following products: Vitacirc-B; ALZ-NAC; L-methylfolate PNV; L-methylfolate calcium 7.5 mg; and L-methylfolate calcium 15 mg. Macoven filed responsive pleadings denying liability for infringement and filing counterclaims for non-infringement and patent invalidity. On September 19, 2012, pursuant to Defendants’ unopposed motion to stay the action, the Court stayed the lawsuit pending final determination in ITC Investigation No. 337-TA-2912 (see description of ITC case below).

ITC Investigation No. 337-TA-2912, In the Matter of Reduced Folate Nutraceutical Products and L-methylfolate Raw Ingredients Used Therein. On September 10, 2012, plaintiffs, Merck & Cie, South Alabama Medical Science Foundation, and Pamlab L.L.C. (collectively “Plaintiffs”) filed a Complaint in the U.S. International Trade Commission (ITC) under Section 337 of the Tariff Act of 1930, as Investigation No. 337-TA-2912. The Complaint names Macoven Pharmaceuticals, L.L.C., Gnosis S.p.A., Gnosis Bioresearch S.A., and Gnosis U.S.A. Inc. as respondents (collectively “Respondents”), and asserts that the Respondent Macoven infringes U.S. Patent Nos. 5,997,915, 6,673,381, 7,172,778, and 6,011,040 based on Macoven’s commercialization of the following products: Vitaciric-B; ALZ-NAC; L-methylfolate calcium. The ITC initiated the investigation on October 10, 2012. Macoven’s responsive pleadings are to be filed with the ITC on October 30, 2012. Macoven intends to deny liability for infringement and assert patent invalidity as a defense.

Pernix is subject to various other claims and litigation arising in the ordinary course of business. In the opinion of management, the outcome of such matters will not have a material effect on Pernix’s financial position or results of operations.

Purchase Commitments

Purchase obligations include fixed or minimum payments under manufacturing and supply agreements with third-party manufacturers and other providers of goods and services. Our failure to satisfy minimum sales requirements under our co-promotion agreements generally allows the counterparty to terminate the agreement and/or results in a loss of our exclusivity rights. In addition to minimum sales requirements under our co-promotion agreements, the Company has commitments under open purchase orders for inventory that can be cancelled without penalty, which are approximately $2.8 million.

Stock Options Issued in Exchange for Services

Pursuant to an agreement for support services entered into between the Company and ParaPRO on August 27, 2010 which commenced upon the launch of NATROBA on August 3, 2011, 460,000 stock options were granted to ParaPRO. The options have an exercise price of $3.65 which is the closing price of the Company’s stock as of the date of the support services agreement. The options are exercisable in seven installments in the following amounts: (i) 30,000 on August 1, 2012; (ii) 40,000 on August 1, 2013; (iii) 50,000

on August 1, 2014; (iv) 60,000 on August 1, 2015; (v) 70,000 on August 1, 2016; (vi) 90,000 on August 1, 2017; and (vii) 120,000 on August 1, 2018. The options are exercisable for a period of five years and are valued at approximately $2,841,000. These options were granted in a private offering under Rule 4(2) of the Securities Act of 1933. As of September 30, 2012, there was approximately $1,988,000 of total unrecognized stock compensation cost related to unvested stock options issued to ParaPRO which is expected to be recognized ratably over a weighted-average period of 4.3 years.

Lease Commitments

The Company leases its office facilities in The Woodlands, Texas under a lease with an unrelated third party. The term of the current lease expires on May 8, 2015. Pursuant to this lease, the Company pays rent of approximately $15,000 per month with stated annual escalators and shares in 2.49% of the excess operating expenses of the building.

The Company leases its office and warehouse facility in Magnolia, Texas under a triple net lease with an entity owned by several of the Company’s employees and directors including our Chief Executive Officer. The term of this lease is month to month and may be terminated by either party without penalty. Pursuant to this lease, the Company pays rent of approximately $5,100 per month, with an annual CPI escalator.

The Company leases its office facilities in South Carolina under a lease with an unrelated third party. The term of the current lease expires April 1, 2013. Pursuant to this lease, the Company pays rent of approximately $2,300 per month with annual escalators of 10%.

Capital leases on certain pharmaceutical manufacturing equipment assumed in the acquisition of GSL have terms to November 2013. There were multiple assets under various individual capital leases as of September 30, 2012. The Company leases certain equipment under operating leases pursuant to which future expected payments are approximately $14,000 in 2012, $25,000 in 2013, $34,000 in 2014 and $4,000 thereafter.

Mortgage

Certain real estate acquired in the acquisition of GSL is encumbered by a mortgage that the Company assumed. The monthly fixed payment under this mortgage, including principal and interest, is approximately $19,000 until February 1, 2022. This mortgage is included under the caption Debt—short term and Debt—long term on the Condensed Consolidated Balance Sheets as of September 30, 2012 and December 31, 2011.

Acquisitions, License and Co-promotion Agreements

The Company has entered into certain revenue sharing arrangements that require payments based on a specified percentage of net sales or a specified cost per unit sold. For the three and nine months ended September 30, 2012 and 2011, we recognized approximately $1,058,000 and $742,000 and $2,973,000 and $1,296,000, respectively, in expense included in cost of goods sold from payments pursuant to co-promotion and other revenue sharing arrangements.

Other Contingencies

Development of Late-stage Pediatric Product. In March 2012, we entered into a product development agreement with a private company for a prescription product for the pediatrics market. Under the terms of the agreement, Pernix obtained exclusive marketing rights to this late-stage development product in the United States, and Pernix will pay the costs related to the development of the product. Pernix expects to invest approximately $6 million over an estimated 36-month period for development and regulatory expenses related to this product candidate, and Pernix’s development partner will manage the development program. Pernix and its development partner expect to commence pivotal phase III studies in the next 12 months.

The Company is exposed to various risks of loss related to torts; theft of, damage to, and destruction of assets; errors and omissions; injuries to employees; and natural disasters for which the Company maintains a general liability insurance with limits and deductibles that management believes prudent in light of the exposure of the Company to loss and the cost of insurance.

Note 14.    Subsequent Events

On November 13, 2012, the Company entered into a definitive agreement to acquire Cypress Pharmaceuticals, Inc. (“Cypress”), a privately-owned generic pharmaceutical company, and Hawthorne Pharmaceuticals, Inc. (“Hawthorne”), a privately-owned branded pharmaceutical company. Under the agreement, as amended, Pernix could pay up to $101 million, which includes up-front payments of $68.5 million in cash and $12.5 million in equity, $10 million payable in cash in December 2013, and an additional $10 million in milestone payments payable in cash and equity. The Company has received a commitment for a $60 million credit facility, subject to certain conditions. MidCap Financial will serve as Sole Bookrunner, Administrative Agent and Joint Lead Arranger for the credit facility. Cypress and Hawthorne, founded in 1993, are headquartered in Madison, MS and have 170 employees, including 115 sales reps. Hawthorne offers a wide array of branded pharmaceutical products, including allergy, respiratory, iron deficiency, nephrology, and pain management. Cypress offers a broad range of generic pharmaceutical products in the areas of cough and cold, nutritional supplements, analgesics, urinary tract, women’s health, pre-natal vitamins, and dental health.

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors

Cypress Pharmaceutical, Inc.

Madison, Mississippi

We have audited the accompanying consolidated balance sheets of Cypress Pharmaceutical, Inc. and Subsidiary (the “Company”) as of December 31, 2011 and 2010, the related consolidated statements of income, stockholders’ equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ HORNE LLP

Ridgeland, Mississippi

January 31, 2012, except for Note 13 as to

  which the date is December 31, 2012

CYPRESS PHARMACEUTICAL, INC.

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2011	2010
ASSETS:
Cash	$138,929	$304,500
Accounts receivable, net	12,789,449	12,784,071
Inventory, net	6,313,380	3,389,600
Refundable income taxes	874,775	—
Deferred tax asset	1,575,000	2,175,000
Other current assets	1,501,601	765,975

Total current assets	23,193,134	19,419,146

Property and equipment	2,043,917	1,889,187
Less: accumulated depreciation	(1,793,765)	(1,632,373)

Property and equipment, net	250,152	256,814

Other assets	290,356	838,206

Total assets	$23,733,642	$20,514,166

LIABILITIES:
Accounts payable	$1,721,689	$1,118,033
Accrued expenses	10,986,150	11,732,011
Subordinated debt	—	6,000,000
Borrowings on line of credit	6,825,000	—

Total current liabilities	19,532,839	18,850,044

Deferred tax liability	—	25,000

Total long-term liabilities	—	25,000

Total liabilities	19,532,839	18,875,044

COMMITMENTS AND CONTINGENCIES	—	—

STOCKHOLDERS’ EQUITY:
Common stock—$0.01 par value; 100,000 shares authorized; 14,479 and 14,053 shares issued and outstanding in 2011 and 2010, respectively	145	140
Preferred stock
Redeemable Preferred Stock: $0.01 par value 7,000 shares authorized; none issued and outstanding	—	—
Series A-1 Convertible Preferred Stock: 6,650 shares authorized, issued and outstanding; and Series A-2 Convertible Preferred Stock: 350 shares authorized, issued and outstanding	30,000,000	30,000,000
Notes receivable—restricted common stock	(1,617,573)	(1,514,002)
Additional paid in capital	1,617,558	1,513,992
Retained earnings (deficit)	(25,799,327)	(28,361,008)

Total stockholders’ equity	4,200,803	1,639,122

Total liabilities and stockholders’ equity	$23,733,642	$20,514,166

The accompanying notes are an integral part of these consolidated financial statements.

CYPRESS PHARMACEUTICAL, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,
	2011	2010
Sales, gross
Generic products	$68,495,041	$62,611,811
Branded products	37,155,484	26,062,352

	105,650,525	88,674,163
Sales deductions	(52,505,042)	(41,560,169)

Sales, net	53,145,483	47,113,994
Cost of Sales	21,260,142	20,141,818

Gross Profit	31,885,341	26,972,176

Selling, General and Administrative Expenses:
Payroll and related costs	12,128,708	9,224,911
Selling	7,507,480	5,835,040
Freight and supplies	1,310,194	1,074,678
Facility and equipment	668,293	623,445
Product development	3,270,327	3,273,345
Other	1,635,965	2,080,587

	26,520,967	22,112,006
Depreciation and amortization expense	326,642	357,935

Total Operating Expenses	26,847,609	22,469,941

Operating Income	5,037,732	4,502,235
Interest expense	924,500	987,500

Income Before Income Tax Expense	4,113,232	3,514,735
Income tax expense	1,551,551	1,448,480

Net Income	$2,561,681	$2,066,255

The accompanying notes are an integral part of these consolidated financial statements.

CYPRESS PHARMACEUTICAL, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

					Note Receivable Restricted Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Total
	Common Stock		Preferred Stock
	Shares	Value	Shares	Value
Balance, January 1, 2010	14,045	$140	7,000	$30,000,000	$(1,454,374)	$1,454,364	$(30,427,263)	$(427,133)
Net income	—	—	—	—	—	—	2,066,255	2,066,255
Interest on notes receivable—restricted common stock	—	—	—	—	(58,828)	58,828	—	—
Issuance of restricted common stock	8	—	—	—	—	800	—	800
Notes receivable—restricted common stock	—	—	—	—	(800)	—	—	(800)

Balance, December 31, 2010	14,053	$140	7,000	$30,000,000	$(1,514,002)	$1,513,992	$(28,361,008)	$1,639,122

Net income	—	—	—	—	—	—	2,561,681	2,561,681
Interest on notes receivable—restricted common stock	—	—	—	—	(60,971)	60,971	—	—
Issuance of restricted common stock	426	5	—	—	—	42,595	—	42,600
Notes receivable—restricted common stock	—	—	—	—	(42,600)	—	—	(42,600)

Balance, December 31, 2011	14,479	$145	7,000	$30,000,000	$(1,617,573)	$1,617,558	$(25,799,327)	$4,200,803

The accompanying notes are an integral part of these consolidated financial statements.

CYPRESS PHARMACEUTICAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$2,561,681	$2,066,255
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation expense	161,392	165,935
Amortization expense	165,250	192,000
Provision for losses on accounts receivable	—	30,000
Provision for losses on inventory	(150,000)	—
Write-off of certain accounts receivable	—	—
Provision for deferred income taxes	450,000	2,742,545
Change in assets and liabilities:
Increase in accounts receivable	(5,378)	(2,458,547)
(Increase) decrease in inventory	(2,773,780)	2,823,718
Increase in other assets	(228,026)	(553,804)
(Increase) decrease in refundable income taxes	(874,775)	576,885
Increase (decrease) in accounts payable	603,656	(784,662)
(Decrease) increase in accrued expenses	(745,861)	1,207,661

Net cash (used in) provided by operating activities	(835,841)	6,007,986

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(154,730)	(117,972)

Net cash used in investing activities	(154,730)	(117,972)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings (repayments) on line of credit, net	6,825,000	(5,587,200)
Borrowings (repayments) under subordinated debt	(6,000,000)	—

Net cash provided by (used in) financing activities	825,000	(5,587,200)

NET INCREASE (DECREASE) IN CASH	(165,571)	302,814
CASH, BEGINNING OF YEAR	304,500	1,686

CASH, END OF YEAR	$138,929	$304,500

Supplemental disclosure of cash flow information:
Cash paid for interest	$1,150,792	$998,679

Cash paid (refunded) for income taxes	$2,717,000	$(2,611,622)

Supplemental schedule of noncash financing activities:
Issuance of restricted stock for notes receivable	$42,600	$800

The accompanying notes are an integral part of these consolidated financial statements.

CYPRESS PHARMACEUTICAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010

AND FOR THE YEARS THEN ENDED

1. NATURE OF BUSINESS

Cypress Pharmaceutical, Inc. (the “Company”) was incorporated under the laws of the State of Mississippi in 1993 and began operations shortly thereafter. The Company is a specialty pharmaceutical company that develops, acquires and markets branded and generic pharmaceutical products through its two operating divisions:

•

Cypress Pharmaceutical (“Cypress”), which develops and markets niche generic pharmaceuticals that offer the consumer a valuable generic alternative for a broad group of therapeutic categories and in a variety of dosage forms; and

•

Hawthorn Pharmaceuticals (“Hawthorn”), which develops and markets the Company’s branded products under the Hawthorn label. Hawthorn, which began operations in 1998, markets its line of products to physicians through its nationwide sales force. In January 2003, the Company formed a wholly-owned subsidiary, Hawthorn Pharmaceuticals, Inc., through which its activities are conducted.

The Company’s products are sold primarily to national drug wholesalers and national drugstore chains.

2. RECAPITALIZATION

On November 26, 2003, the Company completed a recapitalization (the “Recapitalization”) pursuant to which TA Associates (“TA”) acquired a minority interest in the Company. In connection with the Recapitalization, the Company received $30,000,000 in equity financing from TA, consisting of $30,000,000 of Series A-1 10 percent Convertible Preferred Stock (“Series A-1 Preferred Stock”) and Series A-2 10 percent Convertible Preferred Stock (“Series A-2 Preferred Stock”). Both the Series A-1 Preferred Stock and Series A-2 Preferred Stock are convertible into Redeemable Preferred Stock (see Note 12). The Company also incurred indebtedness of $35,000,000, consisting of $23,000,000 of variable rate Senior Debt and $12,000,000 of 12 percent Subordinated Debt.

Immediately prior to the Recapitalization, the Company affected a twenty for one stock split whereby the 1,000 previously outstanding shares of common stock were split into 20,000 shares. As part of the Recapitalization, the net proceeds from the sale of the Series A-1 and Series A-2 Convertible Preferred Stock and the issuance of the Senior Debt and the Subordinated Debt were used to redeem 7,000 shares of common stock for an aggregate redemption price of $57,213,931 and to repay all of the Company’s outstanding bank debt.

The Recapitalization was accounted for as a leveraged recapitalization such that the Company’s assets and liabilities remained at their historical bases for financial reporting purposes. Upon consummation of the Recapitalization, the Company converted from an S corporation to a C corporation for federal income tax purpose.

The effects of the Recapitalization on stockholders’ equity (deficit) are summarized as follows:

Redemption and distribution to common stockholders	$57,213,931
Legal, accounting, travel and other transaction costs	780,000

Total reduction in stockholders’ equity	$57,993,931

An equity incentive plan was established as part of the Recapitalization whereby 1,053 shares of common stock were reserved for awards to be granted and/or sold to employees of the Company. The plan was amended in December 2010 to add 2,106 shares of common stock to the plan that the Company can issue.

CYPRESS PHARMACEUTICAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010

AND FOR THE YEARS THEN ENDED

No specific criteria have been established for awards under the plan. The Company has issued to employees under the plan as restricted common stock (the “Restricted Common Stock”) 1,479 and 1,053 shares as of December 31, 2011 and 2010, respectively. The Restricted Common Stock was sold to the employees at current estimated fair value and the Company loaned the employees $1.21 million to purchase the Restricted Common Stock. The notes receivable bear interest at 5 percent and are due at various dates between 2014 and 2017. Interest in the amounts of $405,423 and $344,452 had accrued on the notes at December 31, 2011 and 2010, respectively. The Restricted Common Stock vests over 3 years and contains certain restrictions, including the ability of the employee to sell or transfer the Restricted Common Stock and the right of the Company to repurchase the Restricted Common Stock from the employees under certain conditions.

3. SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Hawthorn Pharmaceuticals, Inc. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Such estimates include the allowance for doubtful accounts, reserves for inventory obsolescence and provisions for sales allowances, returns, losses and rebates. Actual results could differ from those estimates. See discussion under Sales and Sales Deductions below.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Receivables

The Company reports trade receivables at net realizable value. In the normal course of business, the Company extends credit to its customers on a short-term basis and generally does not require collateral. Management determines the allowance for doubtful accounts based on historical losses and current economic conditions. On a continuing basis, management analyzes delinquent receivables and once these receivables are determined to be uncollectible, they are written off through a charge against an existing allowance account or against earnings.

Inventory

Inventory is stated at the lower-of-cost or market on an average cost basis. Reserves for excess, slow moving or obsolete inventory are established when management becomes aware of an impairment in a

CYPRESS PHARMACEUTICAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010

AND FOR THE YEARS THEN ENDED

product’s marketability due to changes in formulation, market demand and conditions or other factors. Such reserves are established based upon the difference between the product’s cost and management’s estimate of its net realizable value.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided on the straight-line basis over the estimated useful lives of the assets. Maintenance and repairs are charged to expense. Major improvements are capitalized. Items sold or retired are removed, with the resulting gain or loss included in current operations. Estimated useful lives of assets by equipment category are as follows:

Computer equipment—2 to 5 years

Warehouse equipment—5 to 7 years

Furniture and fixtures—5 to 7 years

Leasehold improvements—7 years

Impairment of Long-Lived Assets

The Company regularly evaluates the carrying value of its long-lived assets, for events or changes in circumstances which indicate that the carrying value may not be recoverable. As part of this evaluation, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposal. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized through a charge to operations.

License Agreements and Product Rights

In July 2008, the Company entered into an agreement with Pharmaceutical Associates, Inc. (“PAI”), granting the Company an exclusive license for a term of 3 years to market and distribute a hydrocodone and acetaminophen oral solution product in the U.S. that was approved by the FDA in April 2008. The Company has since commenced marketing and distribution of this product, labeled Zamicet, with the Company’s sales force. The Company paid $250,000 to PAI for these rights, which are being amortized over the term of the agreement upon commencement of marketing. Additionally, the Company agreed to pay to PAI a royalty on the product’s net sales excluding cost of sales and marketing costs. PAI has exclusive manufacturing rights to the product. In 2011, the agreement was automatically renewed for a one-year term.

In August 2008, the Company entered into a second agreement with PAI, granting the Company an exclusive license for a term of 3 years to market and distribute a prednisolone sodium phosphate oral solution product in the U.S. that was approved by the FDA in June 2008. The Company has since commenced marketing and distribution of this product, labeled Veripred 20, with the Company’s sales force. The Company paid $250,000 to PAI for these rights, which are being amortized over the term of the agreement upon commencement of marketing. Additionally, the Company agreed to pay to PAI a royalty on the product’s net sales excluding cost of sales and marketing costs. PAI has exclusive manufacturing rights to the product. In 2011, the agreement was automatically renewed for a one-year term.

In October 2008, the Company entered into an agreement with Amneal Pharmaceuticals LLC (“Amneal”), granting the Company an exclusive license for a term of 4 years to market and distribute a hydrocodone and ibuprofen tablet product in three different strengths in the U.S. that was approved by the FDA in October 2007 for two strengths and March 2004 for one strength. The Company has since commenced marketing

CYPRESS PHARMACEUTICAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010

AND FOR THE YEARS THEN ENDED

and distribution of this product, labeled Reprexain, with the Company’s sales force. The Company paid $100,000 to Amneal for these rights, which are being amortized over the term of the agreement upon commencement of marketing. Additionally, the Company agreed to pay to Amneal a royalty on the product’s net sales excluding cost of sales and marketing costs. Amneal has exclusive manufacturing rights to the product.

The following table reflects the components of these rights, included in other assets, as of December 31, 2011:

	Gross Amount	Accumulated Amortization	Net Amount
Licensing rights	$600,000	$(575,600)	$24,400

The following is a schedule by year of future minimum amortization related to the Company’s other intangible assets at December 31, 2011:

2012	$24,400

Income Taxes

From the inception of the corporation, the Company operated as an S corporation. Under this election, the taxable income of the Company was passed through to the individual stockholders, thus no provision or liability for income taxes was provided for financial reporting purposes.

Upon consummation of the Recapitalization, the Company converted from an S corporation to a C corporation. Subsequent to the Recapitalization, income taxes are accounted for under the asset and liability method where deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established when it is more likely than not that some portion or the entire deferred tax asset will not be realized.

The effect of temporary differences between the tax basis of assets and liabilities and the carrying value of such items for financial reporting purposes resulted in the establishment of a net deferred tax asset of $1,700,000 and $2,150,000 at December 31, 2011 and 2010, respectively.

Sales and Sales Deductions

The Company recognizes revenue from product sales upon passage of title and risk of loss to customers. Accordingly, revenue is recognized when all of the following occur: a purchase order is received from a customer; title and risk of loss pass to the Company’s customer upon shipment of the merchandise under the terms of FOB shipping point; prices and estimated sales provisions for product returns, sales rebates, chargebacks, payment discounts and other promotional allowances are reasonably determinable; and the customer’s payment ability has been reasonably assured.

Concurrently with the recognition of revenue, the Company records estimated sales provisions for product returns, sales rebates, chargebacks, payment discounts and other sales allowances. Sales provisions

CYPRESS PHARMACEUTICAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010

AND FOR THE YEARS THEN ENDED

are established based upon consideration of a variety of factors, including but not limited to, historical relationship to revenues, historical payment and return experience, customer rebate arrangements and current contract sales terms with wholesale and indirect customers. The following briefly describes the nature of each provision and how such provisions are estimated.

•	Payment discounts are reductions to invoiced amounts offered to customers for payment within a specified period and are estimated upon shipment utilizing historical customer payment experience.

•

Sales rebates are offered to certain customers to promote customer loyalty and encourage greater product sales. These rebate programs provide that, upon the attainment of pre-established volumes or the attainment of revenue milestones for a specified period, the customer receives either credit against purchases or cash payment. Other promotional programs are incentive programs periodically offered to customers. Due to the nature of these programs, the Company is able to estimate provisions for rebates and other promotional programs based on specific terms in each agreement at the time of shipment along with management’s estimate of the customer’s purchases over the specified period.

•

Consistent with common industry practices, the Company has agreed to terms with its customers to allow them to return a product that is within a certain period of the product’s expiration date. Upon shipment of product to customers, the Company provides for an estimate of product to be returned. This estimate is determined by applying a historical relationship of products returned to products sold and market conditions including but not limited to the reformulation of products.

•

Generally, the Company provides credits to customers for decreases that are made to selling prices for the value of inventory that is owned by customers at the date of the price reduction. The Company has not contractually agreed to provide price adjustment credits to its customers; instead, the Company issues price adjustment credits at its discretion. Price adjustment credits are estimated at the time the price reduction occurs. The amount is calculated based on an estimate of customer inventory levels.

•

The Company has arrangements with certain parties establishing prices for the Company’s products for which the parties independently select a wholesaler from which to purchase. Such parties are referred to as indirect customers. A chargeback represents the difference between the Company’s invoice price to the wholesaler and the indirect customer’s contract price, which is lower. Provisions for estimating chargebacks are calculated primarily using historical chargeback experience, contract pricing and sales information provided by wholesalers and chains, among other factors.

Actual product returns, chargebacks and other sales allowances incurred are, however, dependent upon future events and may be different than the Company’s estimates. The Company continually monitors the factors that influence sales allowance estimates and makes adjustments to these provisions when management believes that actual product returns, chargebacks and other sales allowances may differ from established allowances.

In 2010, the U.S. Food and Drug Administration (“FDA”) took specific actions impacting certain branded and generic products of the Company. On March 3, 2011, the FDA announced its intent to remove certain unapproved prescription cough, cold, and allergy products from the U.S. market. Manufacturing of the affected products was required to be discontinued by June 1, 2011 and the discontinuation of shipments by August 30, 2011. The Company complied with these actions; however, as a result of the action, actual product returns during 2011 and 2010 exceeded the estimates established by management. The changes in estimates for the excess of actual returns over management’s estimates were expensed in the period such amounts were determined.

CYPRESS PHARMACEUTICAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010

AND FOR THE YEARS THEN ENDED

Shipping and Handling Costs

Shipping and handling costs are included in selling, general and administrative expenses in the accompanying consolidated statements of income. Shipping and handling costs were $1,137,638 and $1,007,717 for the years ended December 31, 2011 and 2010, respectively.

Product Development Costs

Product development costs, including internal costs and costs contracted with third parties, are expensed in the period incurred.

The Company’s product development expenses consist primarily of costs to develop formulations, prepare documents for submission, engage contract research organizations to conduct clinical studies, test products under development, engage legal, medical and regulatory consultants and application user fees to the FDA. Products under development primarily include abbreviated new drug applications (“ANDAs”) and Section 505(b)(1) and 505(b)(2) new drug applications (“NDAs”).

An ANDA provides for marketing of a drug product that has the same active ingredients in the same strengths and dosage form as the listed drug and has been shown through bioequivalence testing to be therapeutically equivalent to the listed drug. ANDA applicants are not required to conduct or submit results of pre-clinical or clinical tests to prove the safety or effectiveness of their drug product, other than the requirement for bioequivalence testing. Drugs approved in this way are commonly referred to as “generic equivalents” to the listed drug, and can often be substituted by pharmacists under prescriptions written for the original listed drug. There is no application fee associated with an ANDA, although legislation is pending to enact such fees beginning in late 2012.

Section 505(b)(2) NDA filings enable the applicant to rely, in part, on the safety and efficacy data of an existing product, or published literature, in support of its application. Section 505(b)(2) NDAs often provide an alternate path to FDA approval for new or improved formulations or new uses of previously approved products. Section 505(b)(2) permits the filing of a NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. The applicant may rely upon certain preclinical or clinical studies conducted for an approved product. The FDA may also require companies to perform additional studies or measurements to support the change from the approved product. The FDA may then approve the new product candidate for all or some of the label indications for which the referenced product has been approved, as well as for any new indication sought by the Section 505(b)(2) applicant. Under federal law, the submission of most NDAs is additionally subject to an application user fee known as the prescription drug user fee act (“PDUFA”), currently $1,841,500, and the manufacturer and/or sponsor under an approved new drug application are also subject to annual product and establishment fees. Product and establishment fees for fiscal 2011 have been expensed as incurred as product development expense. Product and establishment fees assessed for fiscal 2012 totaling $718,040 are included in other assets on the consolidated balance sheet and will be amortized through September 30, 2012.

Advertising

The Company’s policy is to expense the cost of advertising the first time the advertising takes place. Advertising expense was $99,404 and $14,218 for the years ended December 31, 2011 and 2010, respectively. The Company distributes product samples to health care professionals as part of Hawthorn’s sales and marketing efforts. Samples are included in inventory and are expensed when issued to sales

CYPRESS PHARMACEUTICAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010

AND FOR THE YEARS THEN ENDED

representatives for distribution. Samples expense was $1,183,530 and $1,033,534 for the years ended December 31, 2011 and 2010, respectively, and is included in selling expenses in the accompanying consolidated statements of income. Samples inventory was $182,323 and $311,642 at December 31, 2011 and 2010, respectively.

Fair Value Measurements

FASB ASC Topic 820, Fair Value Measurements, (“ASC Topic 820”) defines fair value, establishes a framework and hierarchy for measuring fair value and expands the related disclosure requirements. ASC Topic 820 indicates that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability based upon an exit price model.

FASB ASC Topic 825, The Fair Value Option for Financial Assets and Financial Liabilities (“ASC Topic 825”) allows entities to choose to measure financial instruments and certain other items at fair value at specified election dates. Under this standard, an entity is required to report unrealized gains and losses on items for which the fair value option has been elected in earnings.

As allowed by ASC Topic 825, management has not elected fair value accounting for any financial asset or liability not previously accounted for at fair value.

4. ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following at December 31, 2011 and 2010:

	2011	2010
Accounts receivable	$13,422,356	$13,416,978
Allowance for doubtful accounts	(632,907)	(632,907)

	$12,789,449	$12,784,071

Concentration of credit risk associated with these receivables consists primarily of the large percentage due from a small number of national wholesalers and drug store chains. During the year ended December 31, 2011, sales to three customers accounted for approximately 78 percent of total sales and 70 percent of accounts receivable as of December 31, 2011, with each of these customers individually representing more than 10 percent of total sales. During the year ended December 31, 2010, sales to three customers accounted for approximately 79 percent of total sales and 76 percent of accounts receivable as of December 31, 2010, with each of these customers individually representing more than 10 percent of total sales.

5. INVENTORY

Inventory consisted of the following at December 31, 2011 and 2010:

	2011	2010
Finished goods	$5,851,597	$3,405,900
Other—samples, bulk, packaging materials	1,011,783	683,700
Reserve for obsolescence	(550,000)	(700,000)

	$6,313,380	$3,389,600

CYPRESS PHARMACEUTICAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010

AND FOR THE YEARS THEN ENDED

6. ACCRUED EXPENSES

Accrued expenses consisted of the following at December 31, 2011 and 2010:

	2011	2010
Accrued customer rebates	$2,523,223	$2,565,994
Accrued Medicaid rebates	510,032	845,238
Accrued chargebacks	1,911,981	2,439,130
Reserve for returned products and other sales allowances	3,398,568	3,405,025
Accrued interest	10,697	236,990
Accrued payroll	266,506	207,112
Accrued royalties	881,005	787,706
Income taxes payable	—	740,672
Accrued coupons expense	676,388	17,023
FDA annual product and establishment fees	670,240	—
Other	137,510	487,121

	$10,986,150	$11,732,011

7. BORROWINGS ON LINE OF CREDIT

The Company’s debt consisted of the following at December 31, 2011 and 2010:

	2011	2010
Revolving line of credit facility	$6,825,000	$—
Subordinated debt	—	6,000,000

Total debt	$6,825,000	$6,000,000

In September 2006 and as amended in October 2008, March 2009, August 2009 and August 2010, the Company entered into a collateralized revolving line of credit agreement with a borrowing limit of $10,000,000 (the “Bank Line of Credit”). The Bank Line of Credit matures April 30, 2012 and bears interest at a variable rate of one-month LIBOR plus 3.5 percent subject to a minimum rate of 4.25 percent. The rate at December 31, 2011 and 2010 was 4.25 and 6 percent, respectively. The Bank Line of Credit is collateralized by all assets of the Company. The Bank Line of Credit agreement includes financial covenants that the Company must comply with, including a maximum funded debt to tangible net worth ratio and a minimum tangible net worth provision. The Company was in compliance with all financial covenants as of December 31, 2011 and 2010. The balance on the Bank Line of Credit at December 31, 2011 and 2010 was $6,825,000 and $0, respectively, and is due at maturity. The Company had available credit under the Bank Line of Credit of $3,175,000 at December 31, 2011. Management plans to renew the Bank Line of Credit at similar terms.

In August 2009, the Company borrowed the principal amount of $6,000,000 under a subordinated note agreement (the “Subordinated Debt”) with certain shareholders. The subordinated Debt was due December 2011, included interest at 15 percent per year and was subordinate to the Bank Line of Credit. Interest was paid quarterly. The Subordinated Debt was paid in full in December 2011 using proceeds from borrowings on the Bank Line of Credit.

CYPRESS PHARMACEUTICAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010

AND FOR THE YEARS THEN ENDED

8. LEASE COMMITMENTS

The Company leases its warehouse and corporate office facilities under a ten-year lease agreement extending through June 2014. The Company leases other equipment and data services under operating leases with maturities ranging from one to five years. Rent expense for the years ended December 31, 2011 and 2010 was $423,421 and $430,195, respectively. Future minimum payments under non-cancelable operating leases are as follows:

Year Ending December 31,
2012	$570,529
2013	545,461
2014	284,125
2015	1,410
2016	—

9. RETIREMENT PLAN

During 1999, the Company established the Cypress Pharmaceutical Retirement Plan, which qualifies under Section 401(k) of the Internal Revenue Code for the benefit of substantially all full-time employees with over three months of service with the Company. The Company elected safe harbor rules for the plan effective January 1, 2007. The Company matches 100 percent of the first 3 percent of eligible compensation that a participant contributes to the plan and 50 percent of the next 2 percent that a participant contributes.

Company contributions beyond this amount are discretionary. Employees become fully vested in the Company contributions after three years of employment. Company contributions to the retirement plan were $230,660 and $207,191 for the years ended December 31, 2011 and 2010, respectively.

10. INCOME TAXES

The current and deferred federal and state income tax expense for 2011 and 2010 are as follows.

	2011	2010
PROVISION
Current
Federal	$893,776	$(1,469,802)
State	207,775	175,737

	1,101,551	(1,294,065)
Deferred	450,000	2,742,545

	$1,551,551	$1,448,480

The difference between the actual provision for income taxes and the expected provision based on federal income taxes at the statutory rates results from state income taxes, nondeductible expenses and research and development tax credits. As a result of federal tax law changes, the Company was able to carryback the federal net operating losses generated in fiscal 2009 and prior to a period beyond three years. The carryback resulted in an immediate utilization of the federal net operating losses and a reduction in the deferred tax asset in fiscal 2010.

CYPRESS PHARMACEUTICAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010

AND FOR THE YEARS THEN ENDED

As of December 31, 2011, the tax effect of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts are as follows:

	Deferred tax asset (liability)
	Current	Non-current
Fixed asset basis differences	$—	$(45,000)
Intangibles	—	170,000
Net operating loss and credit carryforwards	460,000	—
Reserves for inventory and returns	1,005,000	—
Reserves for receivables and other	110,000	—

Net deferred tax asset (liability)	$1,575,000	$125,000

As of December 31, 2010, the tax effect of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts are as follows:

	Deferred tax asset (liability)
	Current	Non-current
Fixed asset basis differences	$—	$(25,000)
Net operating loss and credit carryforwards	950,000	—
Reserves for inventory and returns	1,058,000	—
Reserves for receivables and other	167,000	—

Net deferred tax asset (liability)	$2,175,000	$(25,000)

If not utilized, the net operating loss carryforwards will expire in 2029. The Company believes it is more-likely-than-not that all of the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if actual future taxable income during the carryforward period is less than estimates.

The Company had no significant unrecognized tax liabilities or benefits at December 31, 2011 and 2010. Accordingly, the Company does not have any interest or penalties related to uncertain tax positions. However, if interest or penalties were to be incurred related to uncertain tax positions, such amounts would be recognized in income tax expense. Tax periods for years 2006 through 2010 remain open to examination by the federal and state taxing jurisdictions to which the Company is subject.

11. CONTINGENCIES

The Company is subject to legal proceedings and claims, which arise in the ordinary course of business. Currently, the Company is not subject to any pending, threatened or asserted legal proceedings or claims which the Company believes will have a material impact on the Company’s fiscal condition or results of operations.

The Company currently carries product liability coverage of $50 million in the aggregate on a “claims made” basis. There is no assurance that the Company’s present insurance will cover any potential claims that may be asserted in the future.

CYPRESS PHARMACEUTICAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010

AND FOR THE YEARS THEN ENDED

12. SERIES A CONVERTIBLE PREFERRED STOCK

On November 26, 2003, the Corporation issued shares of Series A Convertible Preferred Stock (the “Series A Preferred Stock”) with an aggregate face value of $30,000,000 (either the “Series A Face Value” or the “Redeemable Preferred Face Value”) (“Preferred Stock”). The rights, preferences and privileges of the Series A Preferred Stock are as follows:

Dividends

Dividends are cumulative and accrue at a rate of 10 percent per annum, compounded annually.

Conversions

Each share of Series A Preferred Stock is convertible into one share of Common Stock and one share of Redeemable Preferred Stock, subject to adjustments based upon the then applicable conversion rates. Conversion shall take place (i) upon the voluntary election of the holders of not less than 66 2/3 percent of the voting power of the outstanding shares of Series A Preferred Stock or (ii) automatically upon the closing of a Qualified Public Offering, as described in the Company’s Articles of Incorporation.

Voting Rights

Generally, each outstanding share of Series A Preferred Stock shall be entitled to a number of votes equal to the number of shares of Common Stock into which such shares of Series A Preferred Stock is then convertible. Holders of Series A Preferred Stock are entitled to elect two of the Corporation’s directors; provided, however, at such time as any shares of Series A Preferred Stock and Redeemable Preferred Stock are both outstanding, the holders of Series A Preferred Stock shall be entitled to elect only one of the Corporation’s Directors, while the holders of Redeemable Preferred Stock are entitled to elect the other director.

Liquidation Preference

In the event of an Extraordinary Transaction, a Qualified Public Offering or a Liquidation Event as defined in the Company’s Articles of Incorporation, Series A Preferred Stock and Redeemable Preferred Stock shall have the following liquidation preferences:

Series A Preferred Stock:

The holders of Series A Preferred Stock are entitled, before distribution to any common stockholders, to an amount equal to the greater of (i) Series A Face Value plus any accrued and unpaid dividends or (ii) based upon an “as converted” basis, the adjusted liquidation preference amount of Redeemable Preferred Stock, including any accrued and unpaid dividends, plus the liquidation value of the Common Stock being received. Accumulated unpaid dividends totaled $64.8 and $58.9 million at December 31, 2011 and 2010, respectively.

Redeemable Preferred Stock:

The holders of Redeemable Preferred Stock are entitled, before distribution to any common stockholders, to an amount equal to the Redeemable Preferred Face Value plus any accrued and unpaid dividends; provided

CYPRESS PHARMACEUTICAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010

AND FOR THE YEARS THEN ENDED

however, the liquidation preference amount of the Redeemable Preferred Stock is subject to adjustment based upon the liquidation value of the Common Stock being received. In no event shall the liquidation preference amount of the Redeemable Preferred Stock be greater than the Redeemable Preferred Face Value plus any accrued but unpaid dividends.

Redemption

Series A Preferred Stock:

At any time on or after November 26, 2009, the holders of not less than 66 2/3 percent of the voting power of the outstanding shares of Series A Preferred Stock may elect to have the shares redeemed by the Corporation in an amount equal to the Series A Face Value plus accrued and unpaid dividends, payable in three annual installments. No such election to redeem the Series A Preferred Stock has been made.

In the event of an Extraordinary Transaction or a Liquidation Event as defined in the Company’s Articles of Incorporation, Series A Preferred Stock shall be redeemed for an amount equal to the greater of (i) Series A Face Value plus any accrued and unpaid dividends or (ii) based upon an “as converted” basis, the adjusted redemption amount of Redeemable Preferred Stock, including any accrued but unpaid dividends, plus the liquidation value of the Common Stock being received.

Redeemable Preferred Stock:

At any time on or after November 26, 2009, the holders of not less than 66 2/3 percent of the voting power of the outstanding shares of Redeemable Preferred Stock may elect to have the shares redeemed by the Corporation in an amount equal to the Redeemable Preferred Face Value plus accrued and unpaid dividends, payable in three annual installments. In the case of the voluntary redemption of Redeemable Preferred Stock, the shares of Common Stock issued upon the conversion of the Series A Preferred Stock are cancelled.

In the event of an Extraordinary Transaction, a Qualified Public Offering or a Liquidation Event as defined in the Company’s Articles of Incorporation, Redeemable Preferred Stock shall be redeemed for an amount equal to the Redeemable Preferred Face Value plus any accrued and unpaid dividends; provided however, the redemption amount required for the Redeemable Preferred Stock is subject to adjustment based upon the price or liquidation value of the Common Stock being received. In no event shall the redemption amount of the Redeemable Preferred Stock be greater than the Redeemable Preferred Face Value plus any accrued but unpaid dividends.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through December 31, 2012, the date the financial statements were available to be issued.

On December 31, 2012, Pernix Therapeutics Holdings, Inc. (“Pernix”) completed the acquisition of the Company through the purchase of all the Cypress’ outstanding capital stock. Under the terms of the Securities Purchase Agreement, as amended, (the “Purchase Agreement”), the stockholders of the Company received $52 million in cash and approximately $34 million in shares of common stock of Pernix at closing. The stockholders of the Company will receive up to $6.5 million in cash on December 15, 2013 and an additional $4.5 million will be held as escrow under the terms of the Purchase Agreement. The stockholders of the Company will receive up to an additional $5 million upon the occurrence of certain milestone events, as defined, which would be paid in shares of common stock of Pernix.

CYPRESS PHARMACEUTICAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010

AND FOR THE YEARS THEN ENDED

In connection with the acquisition of the Company by Pernix, holders of the Preferred Stock agreed to amend the terms thereof whereby they received $30 million in total satisfaction of the liquidation preferences including payment of accumulated and unpaid dividends. The total payment of $30 million is included in the cash proceeds received at closing.

On April 30, 2012, the Company renewed the Bank Line of Credit under similar terms with a maturity date of April 30, 2013.

In connection with the reissuance of the accompanying financial statements, the Company reclassified certain Medicaid rebates and distribution fees from selling and freight and supplies expense to sales deductions in order to more properly reflect the nature of such expenses in the accompanying statements of income for the years ended December 31, 2011 and 2010. The reclassification adjustments had no effect on previously reported net income.

14. SEGMENT DISCLOSURE

The Company has adopted ASC Topic 280, Segment Reporting, which requires reporting and disclosure for operating segments. The following information is provided in accordance with the requirements of this statement.

The reportable segments of the Company are its generic pharmaceutical product operations (Cypress) and branded pharmaceutical product operations (Hawthorn). Segment profits are measured based on income before taxes and are determined based on each segment’s direct sales and expenses. An allocation of corporate costs includes percentage of combined sales, due to/from balances, utilization of space and resources, etc. There were no intersegment sales during the periods presented. Intersegment receivables are excluded from identifiable assets within each segment.

	Year Ended December 31,	Cypress (Generic Operations)	Hawthorn (Branded Operations)	Combined
Net sales	2011	$29,204,910	$23,940,573	$53,145,483
	2010	$28,282,090	$18,831,904	$47,113,994

Income (loss) before taxes	2011	$2,681,991	$1,431,241	$4,113,232
	2010	$2,511,925	$1,002,810	$3,514,735

Total assets	2011	$14,690,027	$9,043,615	$23,733,642
	2010	$14,083,236	$6,430,930	$20,514,166

Fixed asset additions	2011	$36,154	$118,576	$154,730
	2010	$102,957	$15,015	$117,972

Depreciation and Amortization	2011	$121,757	$204,885	$326,642
	2010	$104,374	$253,561	$357,935

CYPRESS PHARMACEUTICAL, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2012	December 31, 2011
	(unaudited)	(Note 3)
ASSETS:
Cash	$4,182	$138,929
Accounts receivable, net	9,412,090	12,789,449
Inventory, net	6,195,380	6,313,380
Refundable income taxes	1,614,267	874,775
Deferred tax asset	890,000	1,575,000
Other current assets	1,519,135	1,501,601

Total current assets	19,635,054	23,193,134

Property and equipment	2,059,755	2,043,917
Less: accumulated depreciation	(1,925,096)	(1,793,765)

Property and equipment, net	134,659	250,152

Other assets	274,756	290,356

Total assets	$20,044,469	$23,733,642

LIABILITIES:
Accounts payable	$2,928,149	$1,721,689
Accrued expenses	7,177,360	10,986,150
Borrowings on line of credit	7,680,000	6,825,000

Total current liabilities	17,785,509	19,532,839

COMMITMENTS AND CONTINGENCIES	—	—

STOCKHOLDERS’ EQUITY:
Common stock—$0.01 par value; 100,000 shares authorized; 14,479 and 14,053 shares issued and outstanding in 2011 and 2010, respectively	145	145
Preferred stock
Redeemable Preferred Stock: $0.01 par value 7,000 shares authorized; none issued and outstanding	—	—
Series A-1 Convertible Preferred Stock: 6,650 shares authorized, issued and outstanding; and Series A-2 Convertible Preferred Stock: 350 shares authorized, issued and outstanding	30,000,000	30,000,000
Notes receivable—restricted common stock	(1,663,302)	(1,617,573)
Additional paid in capital	1,663,287	1,617,558
Retained earnings (deficit)	(27,741,170)	(25,799,327)

Total stockholders’ equity	2,258,960	4,200,803

Total liabilities and stockholders’ equity	$20,044,469	$23,733,642

The accompanying notes are an integral part of these condensed consolidated financial statements.

CYPRESS PHARMACEUTICAL, INC.

CONDENSED CONSOLIDATED STATEMENTS

OF OPERATIONS

(unaudited)

	Nine Months Ended
	September 30,	September 30,
	2012	2011
Sales, gross
Generic products	$38,486,993	$54,901,317
Branded products	26,646,998	25,248,072

	65,133,991	80,149,389
Sales deductions	(32,868,054)	(41,609,265)

Sales, net	32,265,937	38,540,124
Cost of Sales	12,805,867	16,369,456

Gross Profit	19,460,070	22,170,668

Selling, General and Administrative Expenses:
Payroll and related costs	10,002,024	8,895,536
Selling	5,322,357	5,028,998
Freight and supplies	912,030	976,994
Facility and equipment	549,629	496,669
Product development	3,563,043	1,674,826
Other	1,515,391	1,267,553

	21,864,474	18,340,576
Depreciation and amortization expense	180,931	242,744

Total Operating Expenses	22,045,405	18,583,320

Operating Income (Loss)	(2,585,335)	3,587,348
Interest expense	180,000	684,500

Income (Loss) Before Income Tax Expense	(2,765,335)	2,902,848
Income tax expense (benefit)	(823,492)	1,050,554

Net Income (Loss)	$(1,941,843)	$1,852,294

The accompanying notes are an integral part of these condensed consolidated financial statements.

CYPRESS PHARMACEUTICAL, INC.

CONDENSED CONSOLIDATED STATEMENTS

OF CASH FLOWS

(unaudited)

	Nine Months Ended September 30,
	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(1,941,843)	$1,852,294
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation expense	131,331	112,844
Amortization expense	49,600	129,900
Provision for losses on inventory	—	(100,000)
Provision for deferred income taxes	631,000	(125,000)
Change in assets and liabilities:
Decrease in accounts receivable	3,377,359	4,632,414
Decrease (increase) in inventory	118,000	(2,195,720)
Decrease (increase) in other assets	2,466	(916,610)
Increase in refundable income taxes	(739,492)	(800,773)
Increase in accounts payable	1,206,460	1,292,521
Decrease in accrued expenses	(3,808,790)	(1,203,451)

Net cash (used in) provided by operating activities	(973,909)	2,678,419

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(15,838)	(85,759)

Net cash used in investing activities	(15,838)	(85,759)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings on line of credit, net	855,000	—

Net cash provided by financing activities	855,000	—

NET INCREASE (DECREASE) IN CASH	(134,747)	2,592,660
CASH, BEGINNING OF PERIOD	138,929	304,500

CASH, END OF PERIOD	$4,182	$2,897,160

The accompanying notes are an integral part of these condensed consolidated financial statements.

CYPRESS PHARMACEUTICAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

1. NATURE OF BUSINESS

Cypress Pharmaceutical, Inc. (the “Company”) was incorporated under the laws of the State of Mississippi in 1993 and began operations shortly thereafter. The Company is a specialty pharmaceutical company that develops, acquires and markets branded and generic pharmaceutical products through its two operating divisions:

•

Cypress Pharmaceutical (“Cypress”), which develops and markets niche generic pharmaceuticals that offer the consumer a valuable generic alternative for a broad group of therapeutic categories and in a variety of dosage forms; and

•

Hawthorn Pharmaceuticals (“Hawthorn”), which develops and markets the Company’s branded products under the Hawthorn label. Hawthorn, which began operations in 1998, markets its line of products to physicians through its nationwide sales force. In January 2003, the Company formed a wholly-owned subsidiary, Hawthorn Pharmaceuticals, Inc., through which its activities are conducted.

The Company’s products are sold primarily to national drug wholesalers and national drugstore chains.

2. RECAPITALIZATION

On November 26, 2003, the Company completed a recapitalization (the “Recapitalization”) pursuant to which TA Associates (“TA”) acquired a minority interest in the Company. In connection with the Recapitalization, the Company received $30,000,000 in equity financing from TA, consisting of $30,000,000 of Series A-1 10 percent Convertible Preferred Stock (“Series A-1 Preferred Stock”) and Series A-2 10 percent Convertible Preferred Stock (“Series A-2 Preferred Stock”). Both the Series A-1 Preferred Stock and Series A-2 Preferred Stock are convertible into Redeemable Preferred Stock. The Company also incurred indebtedness of $35,000,000, consisting of $23,000,000 of variable rate Senior Debt and $12,000,000 of 12 percent Subordinated Debt.

Immediately prior to the Recapitalization, the Company affected a twenty for one stock split whereby the 1,000 previously outstanding shares of common stock were split into 20,000 shares. As part of the Recapitalization, the net proceeds from the sale of the Series A-1 and Series A-2 Convertible Preferred Stock and the issuance of the Senior Debt and the Subordinated Debt were used to redeem 7,000 shares of common stock for an aggregate redemption price of $57,213,931 and to repay all of the Company’s outstanding bank debt.

The Recapitalization was accounted for as a leveraged recapitalization such that the Company’s assets and liabilities remained at their historical bases for financial reporting purposes. Upon consummation of the Recapitalization, the Company converted from an S corporation to a C corporation for federal income tax purpose.

The effects of the Recapitalization on stockholders’ equity (deficit) are summarized as follows:

Redemption and distribution to common stockholders	$57,213,931
Legal, accounting, travel and other transaction costs	780,000

Total reduction in stockholders’ equity	$57,993,931

An equity incentive plan was established as part of the Recapitalization whereby 1,053 shares of common stock were reserved for awards to be granted and/or sold to employees of the Company. The plan was

CYPRESS PHARMACEUTICAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

amended in December 2010 to add 2,106 shares of common stock to the plan that the Company can issue. No specific criteria have been established for awards under the plan. The Company has issued to employees under the plan as restricted common stock (the “Restricted Common Stock”) 1,479 shares as of September 30, 2012 and December 31, 2011. The Restricted Common Stock was sold to the employees at current estimated fair value and the Company loaned the employees $1.21 million to purchase the Restricted Common Stock. The notes receivable bear interest at 5 percent and are due at various dates between 2014 and 2017. Interest in the amounts of $451,152 and $405,423 had accrued on the notes at September 30, 2012 and December 31, 2011, respectively. The Restricted Common Stock vests over 3 years and contains certain restrictions, including the ability of the employee to sell or transfer the Restricted Common Stock and the right of the Company to repurchase the Restricted Common Stock from the employees under certain conditions.

3. SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The accompanying interim condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Hawthorn Pharmaceuticals, Inc. All intercompany accounts and transactions have been eliminated in consolidation.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and notes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2012 are not necessarily indicative of the results that may be expected for the year ending December 31, 2012. The consolidated balance sheet at December 31, 2011 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. For further information, refer to the Company’s audited consolidated financial statements and footnotes for the year ended December 31, 2011.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Such estimates include the allowance for doubtful accounts, reserves for inventory obsolescence and provisions for sales allowances, returns, losses and rebates. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

CYPRESS PHARMACEUTICAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

Receivables

The Company reports trade receivables at net realizable value. In the normal course of business, the Company extends credit to its customers on a short-term basis and generally does not require collateral. Management determines the allowance for doubtful accounts based on historical losses and current economic conditions. On a continuing basis, management analyzes delinquent receivables and once these receivables are determined to be uncollectible, they are written off through a charge against an existing allowance account or against earnings.

Inventory

Inventory is stated at the lower-of-cost or market on an average cost basis. Reserves for excess, slow moving or obsolete inventory are established when management becomes aware of an impairment in a product’s marketability due to changes in formulation, market demand and conditions or other factors. Such reserves are established based upon the difference between the product’s cost and management’s estimate of its net realizable value.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided on the straight-line basis over the estimated useful lives of the assets. Maintenance and repairs are charged to expense. Major improvements are capitalized. Items sold or retired are removed, with the resulting gain or loss included in current operations. Estimated useful lives of assets by equipment category are as follows:

Computer equipment—2 to 5 years

Warehouse equipment—5 to 7 years

Furniture and fixtures—5 to 7 years

Leasehold improvements—7 years

Impairment of Long-Lived Assets

The Company regularly evaluates the carrying value of its long-lived assets, for events or changes in circumstances which indicate that the carrying value may not be recoverable. As part of this evaluation, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposal. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized through a charge to operations.

Income Taxes

From the inception of the corporation, the Company operated as an S corporation. Under this election, the taxable income of the Company was passed through to the individual stockholders, thus no provision or liability for income taxes was provided for financial reporting purposes.

Upon consummation of the Recapitalization, the Company converted from an S corporation to a C corporation. Subsequent to the Recapitalization, income taxes are accounted for under the asset and liability method where deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to

CYPRESS PHARMACEUTICAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established when it is more likely than not that some portion or the entire deferred tax asset will not be realized.

Sales and Sales Deductions

The Company recognizes revenue from product sales upon passage of title and risk of loss to customers. Accordingly, revenue is recognized when all of the following occur: a purchase order is received from a customer; title and risk of loss pass to the Company’s customer upon shipment of the merchandise under the terms of FOB shipping point; prices and estimated sales provisions for product returns, sales rebates, chargebacks, payment discounts and other promotional allowances are reasonably determinable; and the customer’s payment ability has been reasonably assured.

Concurrently with the recognition of revenue, the Company records estimated sales provisions for product returns, sales rebates, chargebacks, payment discounts and other sales allowances. Sales provisions are established based upon consideration of a variety of factors, including but not limited to, historical relationship to revenues, historical payment and return experience, customer rebate arrangements and current contract sales terms with wholesale and indirect customers. The following briefly describes the nature of each provision and how such provisions are estimated.

•	Payment discounts are reductions to invoiced amounts offered to customers for payment within a specified period and are estimated upon shipment utilizing historical customer payment experience.

•

Sales rebates are offered to certain customers to promote customer loyalty and encourage greater product sales. These rebate programs provide that, upon the attainment of pre-established volumes or the attainment of revenue milestones for a specified period, the customer receives either credit against purchases or cash payment. Other promotional programs are incentive programs periodically offered to customers. Due to the nature of these programs, the Company is able to estimate provisions for rebates and other promotional programs based on specific terms in each agreement at the time of shipment along with management’s estimate of the customer’s purchases over the specified period.

•

Consistent with common industry practices, the Company has agreed to terms with its customers to allow them to return a product that is within a certain period of the product’s expiration date. Upon shipment of product to customers, the Company provides for an estimate of product to be returned. This estimate is determined by applying a historical relationship of products returned to products sold and market conditions including but not limited to the reformulation of products.

•

Generally, the Company provides credits to customers for decreases that are made to selling prices for the value of inventory that is owned by customers at the date of the price reduction. The Company has not contractually agreed to provide price adjustment credits to its customers; instead, the Company issues price adjustment credits at its discretion. Price adjustment credits are estimated at the time the price reduction occurs. The amount is calculated based on an estimate of customer inventory levels.

•

The Company has arrangements with certain parties establishing prices for the Company’s products for which the parties independently select a wholesaler from which to purchase. Such parties are referred to as indirect customers. A chargeback represents the difference between the Company’s invoice price to the wholesaler and the indirect customer’s contract price, which is lower. Provisions for estimating chargebacks are calculated primarily using historical chargeback experience, contract pricing and sales information provided by wholesalers and chains, among other factors.

CYPRESS PHARMACEUTICAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

Actual product returns, chargebacks and other sales allowances incurred are, however, dependent upon future events and may be different than the Company’s estimates. The Company continually monitors the factors that influence sales allowance estimates and makes adjustments to these provisions when management believes that actual product returns, chargebacks and other sales allowances may differ from established allowances.

On March 3, 2011, the U.S. Food and Drug Administration (“FDA”) announced its intent to remove certain unapproved prescription cough, cold, and allergy products from the U.S. market. Manufacturing of the affected products was required to be discontinued by June 1, 2011 and the discontinuation of shipments by August 30, 2011. The Company complied with this action; however, as a result of the action, actual product returns during the nine months ended September 30, 2012 and 2011 exceeded the estimates established by management. The changes in estimates for the excess of actual returns over management’s estimates were expensed in the period such amounts were determined.

Shipping and Handling Costs

Shipping and handling costs are included in selling, general and administrative expenses in the accompanying consolidated statements of operations. Shipping and handling costs were $737,456 and $908,261 for the nine months ended September 30, 2012 and 2011, respectively.

Product Development Costs

Product development costs, including internal costs and costs contracted with third parties, are expensed in the period incurred.

The Company’s product development expenses consist primarily of costs to develop formulations, prepare documents for submission, engage contract research organizations to conduct clinical studies, test products under development, engage legal, medical and regulatory consultants and application user fees to the FDA. Products under development primarily include abbreviated new drug applications (“ANDAs”) and Section 505(b)(1) and 505(b)(2) new drug applications (“NDAs”).

An ANDA provides for marketing of a drug product that has the same active ingredients in the same strengths and dosage form as the listed drug and has been shown through bioequivalence testing to be therapeutically equivalent to the listed drug. ANDA applicants are not required to conduct or submit results of pre-clinical or clinical tests to prove the safety or effectiveness of their drug product, other than the requirement for bioequivalence testing. Drugs approved in this way are commonly referred to as “generic equivalents” to the listed drug, and can often be substituted by pharmacists under prescriptions written for the original listed drug. There is no application fee associated with an ANDA, although legislation is pending to enact such fees beginning in late 2012.

Section 505(b)(2) NDA filings enable the applicant to rely, in part, on the safety and efficacy data of an existing product, or published literature, in support of its application. Section 505(b)(2) NDAs often provide an alternate path to FDA approval for new or improved formulations or new uses of previously approved products. Section 505(b)(2) permits the filing of a NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. The applicant may rely upon certain preclinical or clinical studies conducted for an approved product. The FDA may also require companies to perform additional studies or measurements to support the change from the approved product. The FDA may then approve the new product candidate for all or some of the label indications for which the referenced product has been

CYPRESS PHARMACEUTICAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

approved, as well as for any new indication sought by the Section 505(b)(2) applicant. Under federal law, the submission of most NDAs is additionally subject to an application user fee known as the prescription drug user fee act (“PDUFA”), currently $1,958,800, and the manufacturer and/or sponsor under an approved new drug application are also subject to annual product and establishment fees. Product and establishment fees for fiscal 2011 have been expensed as incurred as product development expense. Product and establishment fees assessed for fiscal 2012 totaling $723,260 are included in other current assets on the consolidated balance sheet and will be amortized through September 30, 2013.

Advertising

The Company’s policy is to expense the cost of advertising the first time the advertising takes place. Advertising expense was $11,745 and $16,286 for the nine months ended September 30, 2012 and 2011, respectively. The Company distributes product samples to health care professionals as part of Hawthorn’s sales and marketing efforts. Samples are included in inventory and are expensed when issued to sales representatives for distribution. Samples expense was $763,824 and $721,188 for the nine months ended September 30, 2012 and 2011, respectively, and is included in selling expenses in the accompanying consolidated statements of operations. Samples inventory was $409,597 and $182,323 at September 30, 2012 and December 31, 2011, respectively.

Fair Value Measurements

FASB ASC Topic 820, Fair Value Measurements, (“ASC Topic 820”) defines fair value, establishes a framework and hierarchy for measuring fair value and expands the related disclosure requirements. ASC Topic 820 indicates that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability based upon an exit price model.

FASB ASC Topic 825, The Fair Value Option for Financial Assets and Financial Liabilities (“ASC Topic 825”) allows entities to choose to measure financial instruments and certain other items at fair value at specified election dates. Under this standard, an entity is required to report unrealized gains and losses on items for which the fair value option has been elected in earnings.

As allowed by ASC Topic 825, management has not elected fair value accounting for any financial asset or liability not previously accounted for at fair value.

4. ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following at September 30, 2012 and December 31, 2011:

	2012	2011
Accounts receivable	$10,044,997	$13,422,356
Allowance for doubtful accounts	(632,907)	(632,907)

	$9,412,090	$12,789,449

Concentration of credit risk associated with these receivables consists primarily of the large percentage due from a small number of national wholesalers and drug store chains. During the nine months ended September 30, 2012, sales to three customers accounted for approximately 79 percent of total sales and 72 percent of accounts receivable as of September 30, 2012, with each of these customers individually

CYPRESS PHARMACEUTICAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

representing more than 10 percent of total sales. During the nine months ended September 30, 2011, sales to three customers accounted for approximately 78 percent of total sales and 75 percent of accounts receivable as of September 30, 2011 with each of these customers individually representing more than 10 percent of total sales.

5. INVENTORY

Inventory consisted of the following at September 30, 2012 and December 31, 2011:

	2012	2011
Finished goods	$4,531,747	$5,851,597
Other—samples, bulk, packaging materials	1,963,633	1,011,783
Reserve for obsolescence	(300,000)	(550,000)

	$6,195,380	$6,313,380

6. ACCRUED EXPENSES

Accrued expenses consisted of the following at September 30, 2012 and December 31, 2011:

	2012	2011
Accrued customer rebates	$1,587,703	$2,523,223
Accrued Medicaid rebates	412,473	510,032
Accrued chargebacks	1,844,744	1,911,981
Reserve for returned products and other sales allowances	2,020,487	3,398,568
Accrued interest	28,376	10,697
Accrued payroll	415,574	266,506
Accrued royalties	560,915	881,005
Accrued coupons expense	209,362	676,388
FDA annual product and establishment fees	—	670,240
Other	97,726	137,510

	$7,177,360	$10,986,150

7. BORROWINGS ON LINE OF CREDIT

The Company’s debt consisted of the following at September 30, 2012 and December 31, 2011:

	2012	2011
Revolving line of credit facility	$7,680,000	$6,825,000

Total debt	$7,680,000	$6,825,000

In September 2006 and as amended in October 2008, March 2009, August 2009 and August 2010, the Company entered into a collateralized revolving line of credit agreement with a borrowing limit of $10,000,000 (the “Bank Line of Credit”). The Bank Line of Credit matures April 30, 2013 and bears interest at a variable rate of one-month LIBOR plus 3.5 percent subject to a minimum rate of 4.25 percent. The rate at September 30, 2012 and December 31, 2011 was 4.25 percent. The Bank Line of Credit is collateralized

CYPRESS PHARMACEUTICAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

by all assets of the Company. The Bank Line of Credit agreement includes financial covenants that the Company must comply with, including a maximum funded debt to tangible net worth ratio and a minimum tangible net worth provision. The Company was in compliance with all financial covenants as of September 30, 2012 and December 31, 2011. The balance on the Bank Line of Credit at September 30, 2012 and December 31, 2011 was $7,680,000 and $6,825,000, respectively, and is due at maturity. The Company had available credit under the Bank Line of Credit of $2,320,000 at September 30, 2012.

8. CONTINGENCIES

The Company is subject to legal proceedings and claims, which arise in the ordinary course of business. Currently, the Company is not subject to any pending, threatened or asserted legal proceedings or claims which the Company believes will have a material impact on the Company’s fiscal condition or results of operations.

The Company currently carries product liability coverage of $50 million in the aggregate on a “claims made” basis. There is no assurance that the Company’s present insurance will cover any potential claims that may be asserted in the future.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through December 31, 2012, the date the financial statements were available to be issued.

On December 31, 2012, Pernix Therapeutics Holdings, Inc. (“Pernix”) completed the acquisition of the Company through the purchase of all the Cypress’ outstanding capital stock. Under the terms of the Securities Purchase Agreement, as amended, (the “Purchase Agreement”), the stockholders of the Company received $52 million in cash and approximately $34 million in shares of common stock of Pernix at closing. The stockholders’ of the Company will receive up to $6.5 million in cash on December 15, 2013 and an additional $4.5 million will be held as escrow under the terms of the Purchase Agreement. The Company will receive up to an additional $5 million upon the occurrence of a milestone event, as defined, which would be paid in shares of common stock of Pernix.

In connection with the acquisition of the Company by Pernix, holders of the Preferred Stock agreed to amend the terms thereof whereby they received $30 million in total satisfaction of the liquidation preferences including payment of accumulated and unpaid dividends. The total payment of $30 million is included in the cash proceeds received at closing.

On April 30, 2012, the Company renewed the Bank Line of Credit under similar terms with a maturity date of April 30, 2013.

10. SEGMENT INFORMATION

The Company has adopted ASC Topic 280, Segment Reporting, which requires reporting and disclosure for operating segments. The following information is provided in accordance with the requirements of this statement.

CYPRESS PHARMACEUTICAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

The reportable segments of the Company are its generic pharmaceutical product operations (Cypress) and branded pharmaceutical product operations (Hawthorn). Segment profits are measured based on income before taxes and are determined based on each segment’s direct sales and expenses. An allocation of corporate costs includes percentage of combined sales, due to/from balances, utilization of space and resources, etc. There were no intersegment sales during the periods presented. Intersegment receivables are excluded from identifiable assets within each segment.

	Nine Months Ended September 30, 2012 and 2011	Cypress (Generic Operations)	Hawthorn (Branded Operations)	Combined
Net sales	2012	$16,082,654	$16,183,283	$32,265,937
	2011	$23,348,822	$15,191,302	$38,540,124

Income (loss) before taxes	2012	$(934,849)	$(1,830,486)	$(2,765,335)
	2011	$2,878,359	$24,489	$2,902,848

Total assets	2012	$13,481,220	$6,563,249	$20,044,469
	2011	$12,597,610	$9,857,920	$22,455,530

Fixed asset additions	2012	$6,891	$8,947	$15,838
	2011	$27,520	$58,239	$85,759

Depreciation and Amortization	2012	$79,373	$101,558	$180,931
	2011	$93,876	$148,868	$242,744

ANNEX A

Execution Copy

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

PERNIX THERAPEUTICS HOLDINGS, INC.,

PERNIX ACQUISITION CORP. I

AND

SOMAXON PHARMACEUTICALS, INC.

DATED AS OF DECEMBER 10, 2012

A-i

ii

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of December 10, 2012 (this “Agreement”), by and among Pernix Therapeutics Holdings, Inc., a Maryland corporation (“Parent”), Pernix Acquisition Corp. I, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Somaxon Pharmaceuticals, Inc., a Delaware corporation (the “Company”). Hereinafter, Parent, Merger Sub and the Company shall be referred to individually as a “party” or collectively as the “parties.”

RECITALS

WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have approved and declared advisable this Agreement and the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have determined that the Merger is in furtherance of and consistent with their respective business strategies and is in the best interest of their respective stockholders; and

WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations promulgated thereunder and this Agreement shall constitute a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) for purposes of Sections 368 and 354 of the Code.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

The Merger

Section 1.1 The Merger. Upon the terms and subject to satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

Section 1.2 Effective Time. As soon as practicable after the satisfaction or, if permissible, waiver of the conditions set forth in ARTICLE VI, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, the DGCL (the date and time of such filing, or at such later date and time as Parent and the Company shall agree and specify in the Certificate of Merger, such specified date and time, being the “Effective Time”).

Section 1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.4 Certificate of Incorporation; Bylaws. Unless otherwise jointly determined by Parent and the Company prior to the Effective Time, Merger Sub’s certificate of incorporation (the “Merger Sub Certificate”) and bylaws (the “Merger Sub Bylaws” and, together with the Merger Sub Certificate, the “Merger Sub Governing Documents”) shall be the certificate of incorporation and bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

Section 1.5 Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation. The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

ARTICLE II

Conversion of Securities; Exchange of Certificates

Section 2.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any of the following securities:

Section 2.1.1 Conversion of Company Common Stock. Each share of common stock, par value $0.0001 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock to be canceled pursuant to Section 2.1.2) shall be converted, subject to Section 2.2.5, into a number of shares of common stock, par value $0.01 per share (“Parent Common Stock”), of Parent equal to the Exchange Ratio (the “Merger Consideration”). All such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each certificate previously representing any such share shall thereafter represent the right to receive the Merger Consideration therefor. No fractional share of Parent Common Stock shall be issued, and in lieu thereof, a cash payment shall be made pursuant to Section 2.2.5 hereof.

Section 2.1.2 Cancellation of Certain Company Common Stock. Each share of Company Common Stock held by Parent, Merger Sub, any wholly-owned subsidiary of Parent or Merger Sub, or in the treasury of the Company immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof and no payment shall be made with respect thereto.

Section 2.1.3 Merger Sub. Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and be exchanged for one (1) newly and validly issued, fully paid and nonassessable share of Common Stock of the Surviving Corporation.

Section 2.1.4 Change in Common Stock. If between the date of this Agreement and the Effective Time the outstanding shares of Parent Common Stock or Company Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Merger Consideration and the applicable adjustments to the Exchange Ratio shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares.

Section 2.2 Exchange of Certificates, Company Options and Company Restricted Stock Units.

Section 2.2.1 Exchange Agent. Prior to the Effective Time, Parent shall designate Computershare Trust Company, N.A., or another bank or trust company designated by Parent and reasonably satisfactory to the Company (the “Exchange Agent”), to act as agent for Parent for purposes of, among other things, mailing and receiving forms and letters of transmittal, and distributing cash and certificates for Parent Common Stock to the Company’s stockholders, holders of Company Options and holders of Company Restricted Stock Units.

Section 2.2.2 Exchange Fund and Exchange Procedures. Prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the holders of shares of Company Common Stock, Company Options and Company Restricted Stock Units, for exchange in accordance with this ARTICLE II: (A) certificates representing the Merger Consideration issuable pursuant to Section 2.2.1 in exchange for outstanding shares of Company Common Stock, Company Options or Company Restricted Stock Units and (B) from time to time as needed, additional cash in U.S. dollars sufficient to pay cash in lieu of fractional shares pursuant to Section 2.2.5 and any dividends and other distributions pursuant to Section 2.2.3 (such certificates representing the Merger Consideration, together with such additional cash consideration and such dividends or other distributions, being hereinafter referred to as the “Exchange Fund”). Promptly after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates representing outstanding shares of Company Common Stock (the “Certificates”) and each holder of Company Options and Company Restricted Stock Units as of immediately prior to the Effective Time (A) a letter of transmittal (which, with respect to holders of record of Certificates, shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in customary form) and (B) instructions for use in effecting the surrender of the Certificates, if applicable, in exchange for the Merger Consideration. At the Effective Time, upon execution and due completion of such letter of transmittal, and, if applicable, surrender of a Certificate for cancellation to the Exchange Agent, and upon surrender of such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate, Company Options or Company Restricted Stock Units shall be entitled to receive in exchange therefor the Merger Consideration that such holder has the right to receive, cash in lieu of fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.2.5 and any dividends or other distributions to which such holder is entitled pursuant to Section 2.2.3, and, if applicable, the Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued on any Merger Consideration or any other cash or other consideration payable to holders of Certificates, Company Options or Company Restricted Stock Units. In the event of a transfer of ownership of shares of Company Common Stock which is not registered in the transfer records of the Company, the Merger Consideration, cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.2.5 and any dividends or other distributions to which such holder is entitled pursuant to Section 2.2.3, may be paid to a transferee if the Certificate representing such shares of Company Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration, cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.2.5 and any dividends or other distributions to which such holder is entitled pursuant to Section 2.2.3.

Section 2.2.3 Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the share of Parent Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.2.5, unless and until the holder of such Certificate shall surrender such Certificate. Subject to the effect of escheat, tax or other applicable Laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of the Parent Common Stock issued in exchange therefor, without interest, (A) promptly, the amount of any cash payable with respect to a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.2.5 and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (B) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Parent Common Stock.

Section 2.2.4 Further Rights in Company Common Stock. All Merger Consideration, cash in lieu of any fractional shares of Parent Common Stock and dividends or other distributions, in each case, issued or paid in accordance with the terms hereof shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock.

Section 2.2.5 Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the exchange of Certificates, Company Options or Company Restricted Stock Units, no dividend or other distributions with respect to Parent Common Stock shall be payable on or with respect to any fractional share and such fractional share interests will not entitle the owner thereof to any rights of a stockholder of Parent. In lieu of such fractional share interests, Parent shall pay to each holder of Company Common Stock, Company Options or Company Restricted Stock Units as of immediately prior to the Effective Time an amount in cash equal to (A) the fractional share interest to which such holder (after taking into account all shares of Company Common Stock, Company Options or Company Restricted Stock Units held immediately prior to the Effective Time by such holder) would otherwise be entitled, multiplied by (B) the Parent 30-Day VWAP. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional share interests, the Exchange Agent shall so notify Parent and Parent shall, or shall cause the Surviving Corporation to, deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional share interests subject to and in accordance with the terms hereof.

Section 2.2.6 Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Company Common Stock, Company Options or Company Restricted Stock Units for twelve (12) months after the Effective Time shall be delivered to Parent upon demand, and any holders of Company Common Stock, Company Options or Company Restricted Stock Units who have not theretofore complied with this ARTICLE II shall thereafter look only to Parent for payment of the Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock to which they are entitled pursuant to Section 2.2.5 and any dividends or other distributions with respect to Parent Common Stock to which they are entitled pursuant to Section 2.2.3, in each case, without any interest thereon.

Section 2.2.7 No Liability. Neither Parent nor the Company shall be liable to any holder of shares of Company Common Stock, Company Options or Company Restricted Stock Units for any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

Section 2.2.8 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock to which such person is entitled pursuant to Section 2.2.5 and any dividends or other distributions with respect to Parent Common Stock to which such person is entitled pursuant to Section 2.2.3, in each case, without interest thereon.

Section 2.2.9 Withholding. Parent or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock, Company Options or Company Restricted Stock Units such amounts as Parent or the Exchange Agent is required to deduct and withhold under applicable Law. To the extent that such amounts are so withheld by Parent or the Exchange Agent and paid over to the appropriate Governmental Entity by Parent or the Surviving Corporation, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock, Company Options or Company Restricted Stock Units in respect of whom such deduction and withholding was made by Parent or the Exchange Agent.

Section 2.3 Stock Transfer Books. At the close of business, New York time, on the day the Effective Time occurs, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares of Company Common Stock theretofore outstanding on the records of the Company. From and after the Effective Time, the holders of Certificates outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock except as otherwise provided herein or by Law. On or after the Effective Time, subject to Section 2.1.2, any Certificates presented to the Exchange Agent or Parent for any reason shall be converted into the Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.2.5 and any dividends or other distributions with respect to Parent Common Stock to which such holder is entitled pursuant to Section 2.2.3.

Section 2.4 Stock Options. Immediately prior to the Effective Time, all unexercised and unexpired options to purchase Company Common Stock (“Company Options”) then outstanding, under any stock option plan of the Company or any other plan, agreement or arrangement (the “Company Option Plans”), whether or not then exercisable, shall vest and become exercisable. Each Company Option that is not exercised prior to the Effective Time shall be, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, the holder of the Company Option or any other person, canceled and converted into the right to receive a number of shares of Parent Common Stock determined by multiplying (A) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time (calculated as if such Company Option was exercised on a net settlement basis), multiplied by (B) the Exchange Ratio. Such number of shares of Parent Common Stock shall be adjusted for any Taxes required to be withheld in accordance with Section 2.2.9. At or prior to the Effective Time, the Company and the board of directors of the Company (the “Company Board”) shall adopt any resolutions and take any actions (including obtaining any consents) that may be necessary to effectuate the provisions of this Section 2.4).

Section 2.5 Warrants. At the Effective Time, all unexercised and unexpired warrants to purchase Company Common Stock (“Company Warrants”) then outstanding under the several warrant agreements entered into by the Company and the warrant holders party thereto (collectively, the “Warrant Agreements”), whether or not then exercisable, will be assumed by Parent. Each Company Warrant so assumed by Parent under this Agreement will continue to have, and be subject to, the same terms and conditions as set forth in the Warrant Agreement pursuant to which such Company Warrant was granted, except that (A) each Company Warrant will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Parent Common Stock equal to the product of (x) the number of shares of Company Common Stock that were issuable upon exercise of such Company Warrant immediately prior to the Effective Time multiplied by (y) the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock; (B) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of each Company Warrant will be equal to the quotient determined by dividing (x) the exercise price per share of Company Common Stock at which such Company Warrant was exercisable immediately prior to the Effective Time by (y) the Exchange Ratio, rounded up to the nearest whole cent; (C) any reference in the Company Warrants to the Company shall be deemed a reference to Parent and (D) any references in the Company Warrants to Company Common Stock shall be deemed a reference to Parent Common Stock. Notwithstanding anything in this Section 2.5 to the contrary, the assumption and conversion of each Company Warrant provided for herein shall be undertaken in such a manner so as not to cause such Company Warrants to constitute a deferral of compensation subject to Section 409A of the Code solely as a result of such assumption and conversion and otherwise in accordance with Section 409A of the Code and the Treasury Regulations thereunder. Parent and the Company shall, and shall cause such actions to be taken as are necessary or appropriate to accomplish the foregoing assumption and conversion of the Company Warrants in accordance with this Section 2.5 and the Warrant Agreements pursuant to which such Company Warrants were granted.

Section 2.6 Restricted Stock Units. Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) will adopt resolutions and take all other actions necessary and appropriate to provide that, immediately prior to the Effective Time, each outstanding restricted stock unit awarded pursuant to any Company Option Plan (the “Company Restricted Stock Units”), will vest and become free of any restrictions and will be canceled in exchange for the right to receive a number of shares of Parent Common Stock determined by multiplying (A) the number of shares of Company Common Stock issuable upon settlement of such Company Restricted Stock Unit, multiplied by (B) the Exchange Ratio. Such number of shares of Parent Common Stock shall be adjusted for any Taxes required to be withheld in accordance with Section 2.2.9.

ARTICLE III

Representations and Warranties of the Company

Subject to Section 8.13, except as set forth in the Disclosure Schedule delivered by the Company to Parent prior to the execution of this Agreement (the “Company Disclosure Schedule”), or as set forth in the Company SEC Filings filed prior to the date of this Agreement (excluding any disclosures set forth in any “forward-looking statements” disclaimer or risk factors or any other statements that are similarly predictive or forward-looking in nature), the Company hereby represents and warrants to Parent as follows:

Section 3.1 Organization and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. The Company is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company has no subsidiaries. Except as set forth in the Company Disclosure Schedule, the Company does not hold an Equity Interest in any other person.

Section 3.2 Certificate of Incorporation and Bylaws. The copies of the Company’s Amended and Restated Certificate of Incorporation, as amended (the “Company Certificate”), and Amended and Restated Bylaws, as amended (the “Company Bylaws” and, together with the Company Certificate, the “Company Governing Documents”), that are attached as Exhibit A to the Company Disclosure Schedule are complete and correct copies thereof as in effect on the date hereof.

Section 3.3 Capitalization.

Section 3.3.1 The authorized capital stock of the Company consists of Thirty Five Million (35,000,000) shares of capital stock, of which Twenty Five Million (25,000,000) shares are designated Company Common Stock and Ten Million (10,000,000) shares are designated preferred stock, par value $0.0001 per share (“Company Preferred Stock”). As of October 31, 2012, (A) Seven Million One Hundred Ninety One Thousand Three Hundred Forty Three (7,191,343) shares of Company Common Stock were issued and outstanding, all of which were validly issued and fully paid, nonassessable and free of preemptive rights, (B) Twenty Thousand Eight Hundred Eighty (20,880) shares of Company Common Stock were held in the treasury of the Company, (C) Six Hundred Two Thousand Sixty Six (602,066) shares of Company Common Stock were issuable (and such number was reserved for issuance) upon exercise of Company Options outstanding as of such date (D) Nine Hundred Eighty Two Thousand Seven Hundred Fifty Four (982,754) shares of Company Common Stock were issuable (and such number was reserved for issuance) upon exercise of warrants to purchase shares of the Company Common Stock outstanding as of such date and (E) Two Hundred Twenty Three Thousand Seven Hundred Two (223,702) shares of Company Common Stock were issuable (and such number was reserved for issuance) upon vesting of Company Restricted Stock Units outstanding as of such date. As of the date hereof, no shares of Company Preferred Stock are issued or outstanding.

Section 3.3.2 As of October 31, 2012, except for (A) Company Options to purchase not more than Six Hundred Two Thousand Sixty Six (602,066) shares of Company Common Stock, (B) warrants to purchase Nine Hundred Eighty Two Thousand Seven Hundred Fifty Four (982,754) shares of Company Common Stock (C) Company Restricted Stock Units representing the right to receive not more than Two Hundred Twenty Three Thousand Seven Hundred Two (223,702) shares of Company Common Stock and (D) other arrangements and agreements set forth in the Company Disclosure Schedule, there are no options, warrants or other rights to acquire capital stock or other Equity Interests from the Company, or securities convertible into or exchangeable for such capital stock or other Equity Interests. Since October 31, 2012, through the date hereof, the Company has not issued any shares of its capital stock or other Equity Interests, or securities (other than Company Options issued in the ordinary course of business) convertible into or exchangeable for such capital stock or other Equity Interests, other than shares of capital stock reserved for issuance as provided in this Section 3.3, issuance of shares pursuant to Company Options or Company Restricted Stock Units, or as set forth in the Company Disclosure Schedule. All shares of Company Common Stock subject to issuance under the Company Option Plans, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.

Section 3.3.3 There are no outstanding contractual obligations of the Company (A) restricting the transfer of, (B) affecting the voting rights of, (C) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (D) requiring the registration for sale of, or (E) granting any preemptive or antidilutive right with respect to, any shares of Company Common Stock or any capital stock of, or other Equity Interests in, the Company.

Section 3.4 Authority.

Section 3.4.1 The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the adoption and approval of this Agreement and the Merger by the Required Company Stockholders (as defined below), to consummate the Merger and the transactions contemplated by this Agreement (the “Transactions”) to be consummated by the Company. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company and no stockholder votes are necessary to authorize this Agreement or the Merger or to consummate the Transactions subject, with respect to the Merger, to the adoption of this Agreement by the Required Company Stockholders. This Agreement has been duly authorized and validly executed and delivered by the Company and, assuming due authorization, execution and delivery by each of the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 3.4.2 Assuming the accuracy of the representation and warranty set forth in Section 4.14, the action of the Company Board in approving this Agreement and the Merger is sufficient to render inapplicable to this Agreement and the Merger the restrictions on business combinations contained in Section 203 of the DGCL.

Section 3.5 No Conflict; Required Filings and Consents.

Section 3.5.1 The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, (A) assuming the Required Company Stockholders adopt this Agreement, conflict with or violate any provision of the Company Governing Documents, (B) assuming that all consents, approvals, authorizations and permits described in Section 3.5.2 have been obtained and all filings and notifications described in Section 3.5.2 have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or by which any property or asset of the Company is bound or affected or (C) require any consent or approval under, result in any breach of or any loss of any benefit under, or constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of the Company pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, Permit or other instrument or obligation to which the Company is party, except, as to clauses (B) and (C), respectively, for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.5.2 The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (A) as set forth in the Company Disclosure Schedule, (B) under the Exchange Act, the Securities Act, any applicable Blue Sky Law, the rules and regulations of Nasdaq, and the filing and recordation of the Certificate of Merger as required by the DGCL and (C) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.6 Permits; Compliance with Law. Except (A) with respect to regulatory matters (which are addressed exclusively in Section 3.7), benefits and employee practices matters (which are addressed exclusively in Section 3.11), labor matters (which are addressed exclusively in Section 3.12), Intellectual Property matters (which are addressed exclusively in Section 3.17), Tax matters (which are addressed exclusively in Section 3.18) and environmental matters (which are addressed exclusively in Section 3.15) and (B) for matters which would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) the Company is conducting, and since January 1, 2009, has conducted, its business in compliance in all material respects with all Laws applicable to the Company and has not received any written notice of non-compliance with respect to any applicable Laws, (ii) the Company holds all material Permits necessary for the ownership, lease and operation of its properties and assets, and such Permits are in full force and effect, and (iii) from January 1, 2009, through the date of this Agreement, the Company has not received any written communication from any Governmental Entity that alleges that (x) the Company is not in compliance with any material Permit or Law applicable to the Company or (y) any investigation or review by any Governmental Entity is pending with respect to the Company or any of its properties or assets or that any such investigation or review is currently contemplated.

Section 3.7 Regulatory Compliance.

Section 3.7.1 The Company Disclosure Schedule sets forth a complete and correct list of all Regulatory Authorizations from the U.S. Food and Drug Administration (the “FDA”) and all other Health Authorities held by the Company relating to the Covered Product and used in the conduct of the Company’s business. Except for matters which would not, individually or in the aggregate, have a Company Material Adverse Effect, all such Regulatory Authorizations held by the Company are (A) in full force and effect, (B) validly registered and on file with applicable Health Authorities and (C) in compliance with all formal filing and maintenance requirements. The Company has filed all required notices and responses to notices, supplemental applications, reports (including adverse experience reports) and other information with the FDA and all other applicable Health Authorities with respect to the Covered Product.

Section 3.7.2 As of the date of this Agreement, (A) the Covered Product is in compliance in all material respects with all applicable Health Laws, (B) neither the Company nor, to the knowledge of the Company, any partner or other third party which pursuant to a Contract with the Company has a license to manufacture, supply or distribute the Covered Product (a “Company Partner”) has received any written notice pertaining to the Covered Product from any Health Authority alleging any material violation of any Health Law and (C) there are no investigations, suits, claims, actions or proceedings against or affecting the Company relating to or arising under (i) Health Laws, (ii) the Social Security Act of 1935, as amended (the “Social Security Act”) (or the regulations thereunder) or similar Laws or (iii) any applicable Laws relating to government health care programs, private health care plans or the privacy and confidentiality of patient health information.

Section 3.7.3 The manufacture of the Covered Product on behalf of the Company is, to the knowledge of the Company, being conducted in material compliance with the applicable requirements of current Good Manufacturing Practices. In addition, the Company and, to the knowledge of the Company, the Company Partners, are in material compliance with all applicable registration and listing requirements pertaining to the Covered Product, including those set forth in 21 U.S.C. Section 360 and 21 C.F.R. Parts 207 and 807 and all similar applicable Laws. To the knowledge of the Company, no Covered Product sold by the Company or held in inventory by the Company has been adulterated or misbranded.

Section 3.7.4 Neither the Company nor, to the knowledge of the Company, any Representative of the Company, has made an untrue statement of a material fact or fraudulent statement to any Health Authority, failed to disclose a material fact required to be disclosed to any Health Authority, or committed an act, made a statement, or failed to make a statement, including with respect to any scientific data or information, that, at the time such disclosure was made or failure to disclose occurred, would reasonably be expected to provide a basis for any Health Authority to invoke the FDA policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991), or any similar policy. Neither the Company nor, to the knowledge of the Company, any Representative of the Company has been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Laws or authorized by 21 U.S.C. § 335a(b) or any similar Laws. Neither the Company nor, to the knowledge of the Company, any Representative of the Company has been convicted of any crime or engaged in any conduct for which such person could be excluded from participating in the Federal health care programs under Section 1128 of the Social Security Act or any similar Laws.

Section 3.8 SEC Filings; Financial Statements.

Section 3.8.1 The Company has filed all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and documents required to be filed by it under the Securities Act or the Exchange Act, as the case may be, from and after January 1, 2009 (collectively, the “Company SEC Filings”). Each Company SEC Filing, as amended or supplemented if applicable, (A) as of its date, or, if amended or supplemented, as of the date of such amendment or supplement, complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and (B) did not, at the time it was filed (or became effective in the case of registration statements), or, if amended or supplemented, as of the date of such amendment or supplement, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

Section 3.8.2 Each of the financial statements (including, in each case, any notes thereto) contained in the Company SEC Filings, as amended or supplemented if applicable, was prepared in accordance with GAAP applied (except as may be indicated in the notes thereto and, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q under the Exchange Act) on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and each presented fairly, in all material respects, the financial position, results of operations and cash flows of the Company as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments which did not and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect).

Section 3.8.3 Except as and to the extent set forth (A) on the balance sheet of the Company as of December 31, 2011 included in the Company’s annual report filed on Form 10-K for the year ended December 31, 2011, including the notes thereto, or (B) in the Company SEC Filings filed after December 31, 2011, the Company has no liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected or reserved against on a balance sheet prepared in accordance with GAAP, except for liabilities or obligations (1) under this Agreement or incurred in connection with the Transactions, (2) incurred in the ordinary course of business since December 31, 2011, (3) that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or (4) incurred at the request or with the consent of Parent.

Section 3.9 Disclosure Documents.

Section 3.9.1 The Proxy Statement and any Other Filings, and any amendments or supplements thereto, that the Company is responsible for filing at (A) the time the Registration Statement is declared effective, (B) the time the Proxy Statement or such Other Filing (or any amendment thereof or supplement thereto) is first mailed to the stockholders of the Company, and (C) the time of the Company Stockholders’ Meeting, as applicable, will comply as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and other applicable Law.

Section 3.9.2 None of the information supplied by the Company for use in the Proxy Statement, and any amendments or supplements thereto, at (A) the time the Registration Statement is declared effective, (B) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of the Company, and (C) the time of the Company Stockholders’ Meeting, will contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. None of the information supplied by the Company for use in the Registration Statement, at (A) the time the Registration Statement is declared effective, and (B) the time of the Company Stockholders’ Meeting, in each case, will contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. None of the information supplied by the Company for use in any Other Filing, at the time such Other Filing (or any amendment thereof or supplement thereto) is first mailed to the stockholders of the Company, will contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 3.9.2 will not apply to statements or omissions included in the Proxy Statement, the Registration Statement or any Other Filings to the extent based upon information supplied to the Company by Parent or Merger Sub for use therein.

Section 3.10 Absence of Material Adverse Effect. Since January 1, 2012, through the date of this Agreement, except as set forth in the Company Disclosure Schedule, or as specifically contemplated by, or as disclosed in, this Agreement, there has not been any Company Material Adverse Effect.

Section 3.11 Employee Benefit Plans.

Section 3.11.1 Section 3.11 of the Company Disclosure Schedule sets forth a correct and complete list of all Benefit Plans and Benefit Agreements.

Section 3.11.2 Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code, and each trust that is related to a Benefit Plan and intended to be Tax exempt under Section 501(a) of the Code, has been determined by the IRS to be qualified under Section 401(a) of the Code or exempt from taxation under Section 501(a) of the Code or the Company has received an opinion letter from the IRS with respect to the compliance in form of such Benefit Plan documents with Section 401(a) of the Code and, to the knowledge of the Company, nothing has occurred that would adversely affect the qualification or Tax exemption of any such Benefit Plan or related trust. Each Benefit Plan has been administered in all material respects in accordance with its terms. The Company, its Subsidiaries and all the Benefit Plans are all in compliance in all material respects with the applicable provisions of ERISA, the Code and all other applicable Laws, including Laws of foreign jurisdictions. To the knowledge of the Company, with respect to each Benefit Plan and Benefit Agreement, the Company has provided to participants all material communications or disclosures required by Law or by the terms of such Benefit Plan or Benefit Agreement.

Section 3.11.3 No Benefit Plan or employee benefit plan maintained by an ERISA Affiliate (A) is subject to Title IV of ERISA or Section 412 of the Code or is a multiemployer pension plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) or a multiple employer plan (within the meaning of Section 4063 of ERISA) or (B) provides for post-retirement or other post-employment welfare benefits (other than health care continuation coverage as required by applicable Law). Neither the Company nor any other person that, together with the Company, is treated as a single employer under Section 414 of the Code (each a “Commonly Controlled Entity”) has, within the prior six (6) years, sponsored, maintained, contributed to or been required to contribute to any such plan.

Section 3.11.4 Except as may be required by applicable Law, or as contemplated under this Agreement, neither the Company nor any of its Subsidiaries has any announced plan or commitment to create any additional Benefit Plans which are intended to cover employees or former employees of the Company or any of its Subsidiaries or to amend or modify any existing Benefit Plan which covers or has covered employees or former employees of the Company or any of its Subsidiaries, or to create, amend or modify any Benefit Agreement.

Section 3.11.5 To the extent applicable, correct and complete copies of the following have been delivered or made available to Parent by the Company: (A) all Benefit Plans and Benefit Agreements (including all amendments and attachments thereto); (B) written summaries of any Benefit Plan and any Benefit Agreement not in writing; (C) all related trust documents; (D) all insurance contracts or other funding arrangements; (E) the most recent annual report (Form 5500) filed with the IRS; (F) the most recent determination letter from the IRS, if any; and (G) the most recent summary plan description and any summary of material modification thereto.

Section 3.11.6 There are no investigations, examinations, audits or proceedings by any Governmental Entity with respect to or involving any Benefit Plan or any fiduciary thereof, and to the knowledge of the Company, there are not any facts that would reasonably be expected to give rise to any such investigation, examination, audit or proceeding. There are no actions, claims, suits or proceedings against or involving any Benefit Plan or Benefit Agreement or asserting any rights or claims to benefits under any Benefit Plan or Benefit Agreement (except claims for benefits payable in the normal operation of the Benefit Plan or Benefit Agreement), and, to the knowledge of the Company, there are not any facts that would reasonably be expected to give rise to any such action, claim, suit or proceeding.

Section 3.11.7 With respect to each Benefit Plan, (A) (i) there has not occurred prior to the date hereof any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) that could subject the Company or any of its Subsidiaries or any of their respective employees to any material liability and (ii) following the date hereof, there will not occur any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) that could subject the Company or any of its Subsidiaries or any of their respective employees to any liabilities that, in the case of this clause (A)(ii), would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect and (B) neither the Company nor any of its Subsidiaries nor any of their directors, employees or agents has engaged in any transaction or acted in a manner, or failed to act in a manner, that would reasonably be expected to subject the Company or any of its Subsidiaries or any of their respective employees to liability for breach of fiduciary duty under ERISA or any other applicable Law.

Section 3.11.8 Section 3.11 of the Company Disclosure Schedule discloses whether each Benefit Plan and each Benefit Agreement that is an employee welfare benefit plan is (A) unfunded or self-insured, (B) funded through a “welfare benefit fund”, as such term is defined in Section 419(e) of the Code, or other funding mechanism or (C) insured.

Section 3.11.9 Except as set forth on Section 3.11 of the Company Disclosure Schedule, none of the execution and delivery of this Agreement, the obtaining of the Company Stockholder Approval or the consummation of the Merger or any other Transaction (whether alone or as a result of any termination of employment on or following the Effective Time) will, except as expressly contemplated by this Agreement, (A) entitle any Participant to severance, termination, retention, change in control or similar compensation or benefits, (B) accelerate the time of payment or vesting, or trigger any payment or funding (through a grantor trust or otherwise) of, compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to any Benefit Plan or Benefit Agreement or (C) prohibit any Benefit Plan or Benefit Agreement from being amended or terminated.

Section 3.11.10 Except as would not reasonably be expected to give rise to material liability, the Company and each of its Subsidiaries have correctly classified each individual who performs services for the

Company or any of its Subsidiaries as a common law employee, an independent contractor, or a leased employee, as applicable, in accordance with the provisions of each Benefit Plan, and in accordance with ERISA, the Code, and other applicable Laws.

Section 3.11.11 Each Benefit Plan and each Benefit Agreement that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code (a “Nonqualified Deferred Compensation Plan”) subject to Section 409A of the Code was, as of January 1, 2005, in good faith compliance with Section 409A of the Code and the then applicable guidance issued by the IRS thereunder (together, the “409A Authorities”). Since December 31, 2008, each Nonqualified Deferred Compensation Plan has remained in documentary and operational compliance with the 409A Authorities. No Participant is entitled to any gross-up, make-whole or other additional payment from the Company or any of its Subsidiaries in respect of any Tax (including federal, state, local or foreign income, excise or other Taxes (including Taxes imposed under Sections 280G and 409A of the Code)) or interest or penalty related thereto.

Section 3.11.12 Other than payments or benefits that may be made to the persons listed in Section 3.11 of the Company Disclosure Schedule, no amount or other entitlement or economic benefit that could be received (whether in cash or property or the vesting of property) as a result of the execution and delivery of this Agreement, the obtaining of the Company Stockholder Approval or the consummation of the Merger or any other Transaction (alone or in combination with any other event, including as a result of termination of employment on or following the Effective Time) by or for the benefit of any person who is a “disqualified individual” (as defined in Treasury Regulation Section 1.280G-1) with respect to the Company under any Benefit Plan, Benefit Agreement or otherwise would be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

Section 3.11.13 With respect to each Benefit Plan that is an “employee pension benefit plan” (as such term is defined in Section 3(2) of ERISA), all contributions (including all employer contributions and employee salary reduction contributions) that are due have been made within the time periods prescribed by ERISA and the Code, and all contributions for any period ending on or before the Effective Time which are not yet due have been made to each such employee pension benefit plan or accrued in accordance with GAAP. With respect to each Benefit Plan that is an employee welfare benefit plan (as such term is defined in Section 3(1) of ERISA), all premiums or other payments for all periods ending on or before the Effective Time have been paid or accrued in accordance with GAAP.

Section 3.12 Labor and Other Employment Matters.

Section 3.12.1 The Company is in compliance with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, and wages and hours except where such failure to be in compliance would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. The Company is not party to a collective bargaining agreement and no labor union has been certified to represent any employee of the Company, or has applied to represent or is attempting to organize so as to represent such employees.

Section 3.12.2 Except as set forth in the Company Disclosure Schedule, there are no (A) severance or employment agreements with directors, officers or employees of the Company; (B) severance programs or policies of the Company with or relating to its employees; or (C) plans, programs, agreements or other arrangements of the Company with or relating to its directors, officers or employees which contain change in control provisions.

Section 3.13 Material Contracts.

Section 3.13.1 Except as filed as exhibits to the Company SEC Filings filed prior to the date of this Agreement, or as set forth in the Company Disclosure Schedule, the Company is not a party to or bound by any contract (A) any of the benefits to any party of which will be increased, or the vesting of the benefits to any party of which will be accelerated, by the occurrence of any of the Transactions, or the value of any of the benefits to any party of which will be calculated on the basis of the Transactions, or (B) which, as of the date hereof, (1) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (2) involves aggregate expenditures in excess of $500,000, (3) involves annual expenditures in excess of $100,000 and is not cancelable within ninety (90) days, (4) contains any non-compete or exclusivity provisions with respect to any line of business or geographic area with respect to the Company, or which restricts the conduct of any line of business by the Company or any geographic area in which the Company may conduct business, in each case in any material respect, or (5) which would prohibit or materially delay the consummation of the Merger or the Transactions. Each contract of the type described in this Section 3.13.1 is referred to herein as a “Company Material Contract.”

Section 3.13.2 Each Company Material Contract is valid and binding on the Company and, to the Company’s knowledge, each other party thereto, and in full force and effect, except where the failure to be in full force and effect, individually or in the aggregate, would not reasonably be expected to result in a Company Material Adverse Effect. Each Company Material Contract is enforceable against the Company, and to the Company’s knowledge, the other parties thereto in accordance with the terms thereof, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights generally and by the application of general principles of equity. The Company has not received notice of any violation or default under (or any condition which with the passage of time or the giving of notice would cause such a violation of or default under) any Company Material Contract, except for violations or defaults that would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

Section 3.14 Litigation. Except as set forth in the Company Disclosure Schedule or as otherwise disclosed in the Company SEC Filings filed prior to the date of this Agreement, as of the date of this Agreement, there is no suit, claim, action or proceeding pending or, to the knowledge of the Company, threatened, nor, to the knowledge of the Company, is there any investigation pending, against the Company and the Company is not subject to any outstanding judgment, order, writ, injunction, or decree, in each case, which has had or would, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

Section 3.15 Properties.

Section 3.15.1 The Company does not own any real property.

Section 3.15.2 The Company Disclosure Schedule sets forth a list of all of the leases and subleases pursuant to which the Company holds a leasehold or a subleasehold estate in real property (the “Company Leases”). The Company has delivered or made available to Parent true, correct and complete copies of the Company Leases, including all amendments, supplements and modifications thereto. With respect to the real property leased to the Company, each Company Lease for such property is valid, legally binding, enforceable and in full force and effect, and the Company is not in breach of or default under any such Company Lease, and no event has occurred that, with notice, lapse of time or both, would constitute a breach or default by the Company, permit termination, modification or acceleration by any third party thereunder, or prevent, materially delay or materially impair the consummation of the Transactions except, in each case, for such invalidity, failure to be binding, unenforceability, ineffectiveness, breaches, defaults, terminations, modifications, accelerations or repudiations that, individually or in the aggregate with other such matters, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

Section 3.16 Environmental Matters. Except as set forth in the Company Disclosure Schedule or as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

Section 3.16.1 The Company is in compliance with applicable Environmental Laws, holds or has applied for all Environmental Permits necessary to conduct its current operations and is in compliance with its Environmental Permits.

Section 3.16.2 The Company has not received any written notice, demand, letter, claim or request for information alleging that the Company is in violation of, or liable under, any Environmental Law.

Section 3.16.3 The Company has not entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials and, to the knowledge of the Company, no investigation, litigation or other proceeding is pending or threatened in writing with respect thereto.

Section 3.17 Intellectual Property.

Section 3.17.1 The Company Disclosure Schedule sets forth a true and complete list of (i) all United States, state and foreign registrations of and applications for patents, trademarks, domain names, and copyrights owned by the Company (“Company Owned IP”); and (ii) all in-bound patent licenses, trademark licenses and copyright licenses (including software) which, in each case, is material to the business of the Company as currently conducted (“Company Licensed IP” and to the extent exclusively licensed to the Company, “Company Exclusively Licensed IP”) (notwithstanding anything to the contrary herein, Company Licensed IP shall not include, and therefore the Company Disclosure Schedule need not include, any licenses for click-wrap, shrink-wrap or off-the-shelf software).

Section 3.17.2 No holding, decision, or judgment has been rendered in any action or proceeding before any court or administrative authority of competent jurisdiction denying the validity of, the Company’s right to register or own the Company Owned IP, or the Company’s right to use or enforce any Company Owned IP that is material to the business of the Company or Company Exclusively Licensed IP that is material to the business of the Company.

Section 3.17.3 To the Company’s knowledge, except as set forth in the Company Disclosure Schedule, no third party is infringing upon or otherwise violating any Company Owned IP or Company Exclusively Licensed IP.

Section 3.17.4 To the Company’s knowledge, except as set forth in the Company Disclosure Schedule, the conduct of the Company’s business in the manner currently conducted does not infringe upon or otherwise violate any trademark, patent, copyright, trade secret or other Intellectual Property right owned or controlled by a third party.

Section 3.17.5 All material patents and patent applications, trademark registrations and applications included in the Company Owned IP and Company Exclusively Licensed IP (A) are subsisting, in full force and effect, (B) to the knowledge of the Company, are valid and enforceable, (C) have not expired, been canceled or abandoned (except in the ordinary course of business) and (D) have had paid all registration, maintenance and renewal fees necessary to preserve the rights of the Company in and to such Intellectual Property or will be paid prior to being prejudiced by such failure.

Section 3.17.6 The Company has taken actions reasonably necessary to maintain and protect the secrecy, confidentiality and value of trade secrets and other confidential information which is material to the Company. All present employees and independent contractors of, and consultants to, the Company, and to the Company’s knowledge all past employees and independent contractors of, and consultants to, the Company during the immediately preceding three (3) years who have had access to Company confidential information have entered into agreements pursuant to which such employee, independent contractor or consultant agrees to protect the confidential information of the Company and, except as set forth in such agreements as are described on the Company Disclosure Schedule, assign to the Company all Intellectual Property material to the business of the Company authored, developed or otherwise created by such employee, independent contractor or consultant in the course of his, her or its employment or other relationship with the Company without further consideration or any restrictions or obligations on the use or ownership of such Intellectual Property.

Section 3.17.7 The Company owns or otherwise has the right or license to use all Intellectual Property reasonably necessary to operate the business of the Company as it is being conducted as of the Effective Time, except where the failure to so own or have the right or license to use would not reasonably be expected to cause a Company Material Adverse Effect.

Section 3.17.8 Except as set forth in the Company Disclosure Schedule, at the Effective Time, the Surviving Corporation shall have the right and license to use the Company Owned IP and the Company Licensed IP, in the same manner and subject to the same limitations and scope as the Company had immediately prior to the Effective Time, except as would not reasonably be expected to cause a Company Material Adverse Effect.

Section 3.17.9 As of the date of this Agreement, the computer systems, including the software, firmware, hardware, networks, interfaces, platforms and related systems, used by the Company in the conduct of its business are sufficient for the needs of the business of the Company as of the Effective Time.

Section 3.18 Taxes.

Section 3.18.1 The Company has timely filed all Tax Returns with the appropriate taxing authority required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct, subject in each case to such exceptions as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. All Taxes that are shown as due on such filed Tax Returns have been paid, except for amounts being contested in good faith by appropriate proceedings and for which adequate reserves therefor have been maintained in accordance with GAAP.

Section 3.18.2 There are no audits or other administrative proceedings or court proceedings presently pending with regard to any Taxes or Tax Returns of the Company and the Company has not received a written notice or announcement of any audits or proceedings. No requests for waivers of time to assess any Taxes are pending, and the Company has not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency for any open tax year.

Section 3.18.3 There are no Tax liens upon any property or assets of the Company except liens for current Taxes not yet due and payable and liens for Taxes that are being contested in good faith by appropriate proceedings.

Section 3.18.4 All Taxes that the Company have been required to collect or withhold have been duly collected or withheld and, to the extent required when due, have been or will be duly paid to the proper Governmental Entity, subject to such exceptions as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.18.5 The Company has not engaged in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

Section 3.18.6 None of the Company, or, to the knowledge of the Company, any of the Company’s affiliates has taken or agreed to take any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. The Company is not aware of any agreement, plan or other circumstance that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 3.18.7 To the Company’s knowledge, in the past three (3) calendar years, no claim has ever been made by any taxing authority in a jurisdiction where the Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

Section 3.18.8 The Company is not a party to any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (excluding any such agreements pursuant to customary provisions in contracts not primarily related to Taxes) under which the Company would be liable after the Effective Time for the Tax liability of any other entity.

Section 3.18.9 The Company has never been a member of an affiliated group within the meaning of Section 1504(a) of the Code (or any similar group defined under a similar provision of foreign, state or local Law), other than a group of which the Company is the common parent, and the Company has no liability for Taxes of any other person under Section 1.1502-6 of the Treasury Regulations (or any similar provision of foreign, state or local Law), as a transferee or successor, by contract or otherwise.

Section 3.18.10 The Company will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Effective Time as a result of (i) a change in method of accounting for a taxable period ending on or prior to the Effective Time, including any adjustment under Section 481(c) of the Code (or any corresponding provision of state, local or foreign Law), (ii) any “closing agreement,” as described in Section 7121 of the Code (or any corresponding provision of state, local or foreign Law) executed on or prior to the Effective Time, or (iii) the receipt of any prepaid revenue received on or prior to the Effective Time outside the ordinary course of business.

Section 3.18.11 Within the last two (2) years, the Company has not distributed stock of another person or has had its stock distributed by another person in a transaction that was purported or intended to be governed in whole or in part by Code §355 or Code §361.

Section 3.18.12 The Company has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code, but for such disclosure, or that is a transaction that is reportable under Treas. Reg. § 1.6011-4.

Section 3.19 Certain Business Relationships With Affiliates. Since January 1, 2009 and prior to the date hereof, no event has occurred that would be required to be reported as a Transaction with Related Persons, Promoters and Certain Control Persons pursuant to Item 404 of Regulation S-K promulgated by the SEC that was not so reported.

Section 3.20 Insurance. The Company Disclosure Schedule sets forth all material policies of liability, property, casualty and other forms of insurance owned or held by the Company, copies of which have previously been made available to Parent. All such policies are in full force and effect, all premiums due and payable have been paid, and no written notice of cancellation or termination has been received with respect to any such policy.

Section 3.21 Opinion of Financial Advisors. The Company Board has received the opinion of Stifel, Nicolaus & Company, Incorporated (the “Company Financial Advisor”) to the effect that, as of the date of such opinion and subject to various qualifications and assumptions, the Merger Consideration to be received by holders of the Company Common Stock in the Merger is fair from a financial point of view to such holders.

Section 3.22 Rights Agreement. The board of directors of the Company has taken all necessary action, to the reasonable satisfaction of Parent, to render any registration rights inapplicable to the Merger and the Transactions.

Section 3.23 Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock (the “Required Company Stockholders”) to adopt this Agreement (the “Company Stockholder Approval”) is the only vote of the holders of any class or series of capital stock or other Equity Interests of the Company necessary to adopt this Agreement, and to consummate the Transactions.

Section 3.24 Brokers. No broker, finder or investment banker (other than the Company Financial Advisor) is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or the Transactions based upon arrangements made by or on behalf of the Company. The fee payable to the Company Financial Advisor in connection with the Merger or the Transactions is as set forth in the letter agreement previously provided to Parent, entered into by the Company and the Company Financial Advisor as of December 17, 2011 and amended as of February 23, 2012.

Section 3.25 Investigation by Parent; Limitation on Warranties. Each of Parent and Merger Sub has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, technology and prospects of the Company and acknowledges that each of Parent and Merger Sub has been provided access to personnel, properties, premises and records of the Company for such purposes. In entering into this Agreement, except as expressly provided herein, each of Parent and Merger Sub has relied solely upon its independent investigation and analysis of the Company and each of Parent and Merger Sub acknowledges and agrees that it has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by the Company or any of its directors, officers, stockholders, employees, affiliates, agents, advisors or representatives that are not expressly set forth in this Agreement, whether or not such representations, warranties or statements were made in writing or orally. NOTWITHSTANDING ANYTHING TO THE CONTRARY HEREIN, IT IS THE EXPLICIT INTENT OF EACH PARTY HERETO, AND THE PARTIES HEREBY AGREE, THAT NONE OF THE COMPANY OR ANY OF ITS AFFILIATES OR REPRESENTATIVES HAS MADE OR IS MAKING ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, WRITTEN OR ORAL, INCLUDING ANY IMPLIED REPRESENTATION OR WARRANTY AS TO THE CONDITION, MERCHANTABILITY, USAGE, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO THE COMPANY, ITS ASSETS, OR ANY PART THEREOF, EXCEPT THOSE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT IN PARTICULAR, AND WITHOUT IN ANY WAY LIMITING THE FOREGOING, THE COMPANY MAKES NO REPRESENTATION OR WARRANTY TO PARENT OR MERGER SUB WITH RESPECT TO ANY FINANCIAL PROJECTIONS OR FORECASTS RELATING TO THE COMPANY.

ARTICLE IV

Representations and Warranties of Parent and Merger Sub

Subject to Section 8.13, except as set forth in the Disclosure Schedule delivered by Parent and Merger Sub to the Company prior to the execution of this Agreement (the “Parent Disclosure Schedule”), or as set forth in the Parent SEC Filings filed prior to the date of this Agreement (excluding any disclosures set forth in any “forward-looking statements” disclaimer or any other statements that are similarly predictive or forward-looking in nature), Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

Section 4.1 Organization and Qualification; Subsidiaries. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Merger Sub has all requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of Parent and Merger Sub is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.2 Articles of Incorporation and Bylaws. The copies of Parent’s Articles of Incorporation (the “Parent Articles”) and Bylaws (the “Parent Bylaws” and, together with the Parent Articles, the “Parent Governing Documents”) that are attached as Exhibit A to the Parent Disclosure Schedule are complete and correct copies thereof as in effect on the date hereof. The copies of the Merger Sub Governing Documents that are attached as Exhibit B to the Parent Disclosure Schedule are complete and correct copies thereof as in effect on the date hereof.

Section 4.3 Capitalization. The authorized capital stock of the Parent consists of 100,000,000 shares of capital stock, of which 90,000,000 are designated Parent Common Stock and 10,000,000 are designated preferred stock, par value $0.01 per share (“Parent Preferred Stock”). As of October 31, 2012, (A) Twenty-Nine Million, One Hundred Two Thousand, Three Hundred Thirty-Eight (29,102,338) shares of Parent Common Stock (other than treasury shares) were issued and outstanding, all of which were validly issued and fully paid, nonassessable and free of preemptive rights, (B) Two Million, Seventy-Two Thousand, Eight Hundred Ten (2,072,810) shares of Parent Common Stock were held in the treasury of Parent or by the Parent Subsidiaries and (C) One Million, Nine Hundred Seventy Three Thousand, One Hundred Fifty-Seven (1,973,157) shares of Parent Common Stock were issuable (and such number was reserved for issuance) upon exercise of options to purchase Parent Common Stock (“Parent Options”) outstanding as of such date. As of the date hereof, no shares of Parent Preferred Stock were issued and outstanding. As of October 31, 2012, except for (A) Parent Options to purchase not more than One Million, Nine Hundred Seventy Three Thousand, One Hundred Fifty-Seven (1,973,157) shares of Parent Common Stock, and (B) other arrangements and agreements set forth in the Parent Disclosure Schedule, there are no options, warrants or other rights to acquire capital stock or other Equity Interests from Parent, or securities convertible into or exchangeable for such capital stock or other Equity Interests. Since October 31, 2012 through the date hereof, Parent has not issued any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock or other Equity Interests, other than shares of capital stock reserved for issuance as provided in this Section 4.3 or as set forth in the Parent Disclosure Schedule. All shares of Parent Common Stock subject to issuance upon exercise of the Parent Options, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. The shares of Parent Common Stock to be issued in connection with the Merger, when issued as contemplated herein, will be duly authorized, validly issued, fully paid and nonassessable and will not be in violation of any preemptive rights.

Section 4.4 Authority. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions to be consummated by it. The execution and delivery of this Agreement by each of Parent and Merger Sub, as applicable, and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action (including approval by Parent as sole stockholder of Merger Sub) and no other corporate proceedings on the part of Parent and Merger Sub and no other stockholder votes are necessary to authorize this Agreement or the Merger or to consummate the Transactions. This Agreement has been duly authorized and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 4.5 No Conflict; Required Filings and Consents.

Section 4.5.1 The execution and delivery of this Agreement does not, and the performance of this Agreement by Parent and Merger Sub will not, (A) conflict with or violate any provision of the Parent Articles, the Parent Bylaws, the Merger Sub Certificate or the Merger Sub Bylaws, (B) assuming that all consents, approvals, authorizations and permits described in Section 4.5.2 have been obtained and all filings and notifications described in Section 4.5.2 have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent or Merger Sub or any other entity that is a subsidiary of Parent (each a “Parent Subsidiary” and, collectively, the “Parent Subsidiaries”) or by which any property or asset of Parent, Merger Sub or any Parent Subsidiary is bound or affected or (C) except as set forth in the Parent Disclosure Schedule, require any consent or approval under, result in any breach of, or any loss of any benefit under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Parent, Merger Sub or any Parent Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, Permit or other instrument or obligation to which Parent, Merger Sub or any Parent Subsidiary is party, except, as to clauses (B) and (C), respectively, for any such consents, approvals, conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.5.2 The execution and delivery of this Agreement by Parent and Merger Sub does not, and the performance of this Agreement by Parent and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (A) under the Exchange Act, the Securities Act, any applicable Blue Sky Laws, the rules and regulations of the Exchange and filing and recordation of the Certificate of Merger as required by the DGCL and (B) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.6 Regulatory Compliance. Except for matters which would not, individually or in the aggregate, have a Parent Material Adverse Effect, (A) Parent has obtained and retained all Regulatory Authorizations required from the FDA and all other Health Authorities relating to the Covered Products and material to the conduct of the Parent’s business, and (B) Parent has not violated any applicable Health Laws.

Section 4.7 SEC Filings; Financial Statements.

Section 4.7.1 Parent has filed all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and documents required to be filed by it under the Securities Act or the Exchange Act, as the case may be, from and after March 9, 2010 (collectively, the “Parent SEC Filings”). Each Parent SEC Filing, as amended or supplemented if applicable, (A) as of its date, or, if amended or supplemented, as of the date of such amendment or supplement, complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and (B) did not, at the time it was filed (or became effective in the case of registration statements), or, if amended or supplemented, as of the date of such amendment or supplement, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

Section 4.7.2 Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Parent SEC Filings, as amended or supplemented if applicable, was prepared in accordance with GAAP applied (except as may be indicated in the notes thereto and, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q under the Exchange Act) on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and each presented fairly, in all material respects, the consolidated financial position, results of operations and cash flows of Parent and the consolidated Parent Subsidiaries as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments which did not and would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect).

Section 4.7.3 Except as and to the extent set forth (A) on the consolidated balance sheet of Parent and the consolidated Parent Subsidiaries as of December 31, 2011 included in Parent’s annual report filed on Form 10-K for the year ended December 31, 2011, including the notes thereto, or (B) in the Parent SEC Filings filed after December 31, 2011, none of Parent or any consolidated Parent Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected or reserved against on a balance sheet prepared in accordance with GAAP, except for liabilities or obligations (1) under this Agreement or incurred in connection with the Transactions, (2) incurred in the ordinary course of business since December 31, 2011 that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or (3) incurred at the request or with the consent of the Company.

Section 4.8 Disclosure Documents.

Section 4.8.1 The Registration Statement and any Other Filings, and any amendments or supplements thereto, that Parent is responsible for filing at (A) the time the Registration Statement is declared effective, (B) the time the Proxy Statement or such Other Filings (or any amendment thereof or supplement thereto) is first mailed to the stockholders of the Company and (C) the time of the Company Stockholders’ Meeting, as applicable, will comply as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and other applicable Law.

Section 4.8.2 None of the information supplied by Parent or Merger Sub for use in the Registration Statement, at (A) the time the Registration Statement is declared effective, and (B) the time of the Company Stockholders’ Meeting, in each case, will contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. None of the information supplied by Parent or Merger Sub for use in any Other Filing, at the time such Other Filing (or any amendment thereof or supplement thereto) is first mailed to the stockholders of the Company, will contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 4.8.2 will not apply to statements or omissions included in the Registration Statement or any Other Filings based upon information supplied to Parent or Merger Sub by the Company for use therein.

Section 4.9 Absence of Material Adverse Effect. Since January 1, 2012, through the date of this Agreement, except as set forth in the Parent Disclosure Schedule or as specifically contemplated by, or as disclosed in, this Agreement, there has not been any Parent Material Adverse Effect.

Section 4.10 Litigation. Except as set forth in the Parent Disclosure Schedule or as otherwise disclosed in the Parent SEC Filings filed prior to the date of this Agreement, as of the date of this Agreement, there is no suit, claim, action or proceeding pending or, to the knowledge of Parent, threatened, nor, to the knowledge of Parent, is there any investigation pending, in each case, against Parent or any Parent Subsidiary, and none of Parent or any Parent Subsidiary is subject to any outstanding order, writ, injunction, decree or arbitration ruling, award or other finding, in each case, which has had or would individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

Section 4.11 Ownership of Merger Sub; No Prior Activities.

Section 4.11.1 Merger Sub was formed solely for the purpose of engaging in the Transactions.

Section 4.11.2 All of the outstanding capital stock of Merger Sub is owned directly by Parent. There are no options, warrants or other rights (including registration rights), agreements, arrangements or commitments to which Merger Sub is a party of any character relating to the issued or unissued capital stock of, or other Equity Interests in, Merger Sub or obligating Merger Sub to grant, issue or sell any shares of the capital stock of, or other Equity Interests in, Merger Sub, by sale, lease, license or otherwise. There are no obligations, contingent or otherwise, of Merger Sub to repurchase, redeem or otherwise acquire any shares of the capital stock of Merger Sub.

Section 4.11.3 Except for obligations or liabilities incurred in connection with its incorporation or organization and the Transactions, Merger Sub has not and will not have incurred, directly or indirectly, through any subsidiary or affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any person.

Section 4.12 Intellectual Property.

Section 4.12.1 No holding, decision, or judgment has been rendered in any action or proceeding before any court or administrative authority of competent jurisdiction denying the validity of, Parent’s right to register or own the Parent Owned IP, or Parent’s right to use or enforce any Parent Owned IP that is material to the business of the Parent or, to the Parent’s knowledge, any Parent Exclusively Licensed IP that is material to the business of the Parent.

Section 4.12.2 To Parent’s knowledge, except as set forth in the Parent Disclosure Schedule, no third party is infringing upon or otherwise violating any material Parent Owned IP, except as would not reasonably be expected to cause a Parent Material Adverse Effect.

Section 4.12.3 To Parent’s knowledge, except as set forth in the Parent Disclosure Schedule, the conduct of the Parent’s business in the manner currently conducted does not infringe upon or otherwise violate any trademark, patent, copyright, trade secret or other Intellectual Property right owned or controlled by a third party.

Section 4.12.4 To the knowledge of Parent, all patents and patent applications, trademark registrations and applications included in the Parent Owned IP and which are material to the business of Parent are valid and enforceable.

Section 4.13 Tax Matters. Subject in each case to such exceptions as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect:

Section 4.13.1 Parent and each Parent Subsidiary has timely filed all Tax Returns with the appropriate taxing authority required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct. All Taxes that are shown as due on such filed Tax Returns have been paid, except for amounts being contested in good faith by appropriate proceedings and for which adequate reserves therefor have been maintained in accordance with GAAP.

Section 4.13.2 There are no audits or other administrative proceedings or court proceedings presently pending with regard to any Taxes or Tax Returns of Parent or any Parent Subsidiary and neither Parent nor any Parent Subsidiary has received a written notice or announcement of any audits or proceedings. No requests for waivers of time to assess any Taxes are pending, and neither Parent nor any Parent Subsidiary has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency for any open tax year.

Section 4.13.3 There are no Tax liens upon any property or assets of Parent or any Parent Subsidiary except liens for current Taxes not yet due and payable and liens for Taxes that are being contested in good faith by appropriate proceedings.

Section 4.13.4 All Taxes that Parent and each Parent Subsidiary have been required to collect or withhold have been duly collected or withheld and, to the extent required when due, have been or will be duly paid to the proper Governmental Entity.

Section 4.13.5 Neither Parent nor any Parent Subsidiary has engaged in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

Section 4.13.6 Neither Parent nor any Parent Subsidiary or, to the knowledge of Parent, any of Parent’s affiliates has taken or agreed to take any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Parent is not aware of any agreement, plan or other circumstance that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 4.13.7 To the Parent’s knowledge, in the past three (3) calendar years, no claim has ever been made by any taxing authority in a jurisdiction where Parent or any Parent Subsidiary does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

Section 4.13.8 Neither Parent nor any Parent Subsidiary is a party to any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (excluding any such agreements pursuant to customary provisions in contracts not primarily related to Taxes) under which Parent or any Parent Subsidiary would be liable after the Effective Time for the Tax liability of an entity that is not Parent or a Parent Subsidiary.

Section 4.13.9 Neither Parent nor any Parent Subsidiary has ever been a member of an affiliated group within the meaning of Section 1504(a) of the Code (or any similar group defined under a similar provision of foreign, state or local Law), other than a group of which Parent is the common parent, and neither Parent nor any Parent Subsidiary has any liability for Taxes of any person (other than Parent or a Parent Subsidiary) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of foreign, state or local Law), as a transferee or successor, by contract or otherwise.

Section 4.13.10 Neither Parent nor any Parent Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Effective Time as a result of (i) a change in method of accounting for a taxable period ending on or prior to the Effective Time, including any adjustment under Section 481(c) of the Code (or any corresponding provision of state, local or foreign Law), (ii) any “closing agreement,” as described in Section 7121 of the Code (or any corresponding provision of state, local or foreign Law) executed on or prior to the Effective Time, or (iii) the receipt of any prepaid revenue received on or prior to the Effective Time.

Section 4.13.11 Within the last two (2) years, neither Parent nor any Parent Subsidiary has distributed stock of another person or has had its stock distributed by another person in a transaction that was purported or intended to be governed in whole or in part by Code § 355 or Code § 361.

Section 4.13.12 Parent and Parent Subsidiaries have disclosed on their federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code, but for such disclosure, or that is a transaction that is reportable under Treas. Reg. § 1.6011-4.

Section 4.14 Company Stock. Each of Parent and Merger Sub is not, nor at any time during the last three (3) years has it been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Each of Parent and Merger Sub does not own (directly or indirectly, beneficially or of record) and is not a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of the Company (other than as contemplated by this Agreement).

ARTICLE V

Covenants

Section 5.1 Conduct of Business by the Company Pending the Closing. The Company agrees that, between the date of this Agreement and the Effective Time, except as set forth in the Company Disclosure Schedule, as specifically permitted by any other provision of this Agreement or as required by applicable Law or the regulations or requirements of NASDAQ, unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Company will (A) conduct its operations in the ordinary and usual course of business substantially consistent with past practice and (B) use its commercially reasonable efforts to preserve substantially intact its business organization and goodwill, including maintaining channel and warehouse inventory at levels consistent with past practices and consistent with the Company’s business plans. Between the date of this Agreement and the Effective Time, the Company will periodically provide Parent updates regarding any material developments regarding the Company or its operations. Without limiting the foregoing, and as an extension thereof, except as set forth in the Company Disclosure Schedule, as specifically permitted by any other provision of this Agreement or as required by applicable Law or the regulations or requirements of NASDAQ, the Company shall not, between the date of this Agreement and the Effective Time, directly or indirectly, do, or agree to do, any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed):

Section 5.1.1 amend or otherwise change its certificate of incorporation or bylaws or equivalent organizational documents;

Section 5.1.2(A) issue or authorize the issuance of any shares of capital stock of, or other Equity Interests in, the Company of any class, or securities convertible or exchangeable or exercisable for any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities of the Company, other than the issuance of (w) Company Common Stock upon the exercise of Company Options or vesting of Company Restricted Stock Units outstanding on the date hereof or granted in the ordinary course of business, (x) Company Common Stock upon the exercise of Company Warrants outstanding on the date hereof, (y) Company Restricted Stock Units pursuant to the Company’s director compensation policy as in effect as of the date hereof, or Company Common Stock upon the exercise of such Company Restricted Stock Units, or (z) Company Restricted Stock Units pursuant to employment agreements entered into by the Company as in effect as of the date hereof, or Company Common Stock upon the exercise of such Company Restricted Stock Units, or (B) sell, pledge, dispose of, transfer, lease, license, guarantee or encumber, or authorize the sale, pledge, disposition, transfer, lease, license, guarantee or encumbrance of, any material property or assets of the Company, except pursuant to existing contracts or written commitments or the sale or purchase of goods or other property or assets in the ordinary course of business;

Section 5.1.3 declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock or enter into any agreement with respect to the voting of its capital stock;

Section 5.1.4 other than exercise of Company Options or warrants to purchase Company Common Stock or net settlement of Company Restricted Stock Units, reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, other Equity Interests or other securities;

Section 5.1.5 acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any interest in any person or any assets of any other person, other than acquisitions of assets in the ordinary course of business;

Section 5.1.6 incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person for borrowed money, except for indebtedness for borrowed money incurred in the ordinary course of business or other indebtedness for borrowed money with a maturity of not more than one year in a principal amount not, in the aggregate, in excess of $200,000;

Section 5.1.7 except as may be required by applicable Law or any Company Benefit Plan, contractual commitments or corporate policies in existence on the date of this Agreement as set forth in the Company Disclosure Schedule: (A) increase the compensation or benefits payable or to become payable to its directors, officers or employees; or (B) grant any rights to severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of the Company, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except to the extent required by applicable Law;

Section 5.1.8 terminate, cancel or request any material change in, or agree to any material change in, any Company Material Contract;

Section 5.1.9 waive, release, assign, settle or compromise any material claims, or any material litigation or arbitration;

Section 5.1.10 make any material tax election or settle or compromise any material liability for Taxes;

Section 5.1.11 make any change in accounting policies or procedures, other than in the ordinary course of business consistent with past practice or except as required by GAAP or by a Governmental Entity;

Section 5.1.12 take, or agree to take, any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

Section 5.1.13 take, or agree to take, any action that would be reasonably likely to delay the effectiveness of the Registration Statement, including, without limitation, any business combination that would result in a requirement to include financial statements for the acquired entity or assets in the Registration Statement;

Section 5.1.14 modify, amend or terminate, or waive, release or assign any material rights or claims with respect to any confidentiality or standstill agreement to which the Company is a party; or

Section 5.1.15 authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

Section 5.2 Conduct of Business by Parent Pending the Closing. Parent agrees that, between the date of this Agreement and the Effective Time, except as set forth in the Parent Disclosure Schedule, as specifically permitted by any other provision of this Agreement, or as required by applicable Law or the regulations or requirements of the Exchange, unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Parent will, and will cause each Parent Subsidiary to, use its commercially reasonable efforts to preserve substantially intact its business organization and goodwill. Without limiting the foregoing, and as an extension thereof, except as set forth in the Parent Disclosure Schedule, as specifically permitted by any other provision of this Agreement, or as required by applicable Law or the regulations or requirements of the Exchange, Parent shall not, and shall not permit any Parent Subsidiary to, between the date of this Agreement and the Effective Time, directly or indirectly, do, or agree to do, any of the following without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed):

Section 5.2.1 amend or otherwise change its articles of incorporation or bylaws or equivalent organizational documents, other than pursuant to any investment or business combination transaction that would not otherwise violate Section 5.2.6;

Section 5.2.2 declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof), with respect to any of its capital stock (other than dividends paid by a wholly-owned Parent Subsidiary to Parent or any other wholly-owned Parent Subsidiary);

Section 5.2.3 issue or authorize the issuance of any shares of capital stock of, or other Equity Interests in, Parent or any Parent Subsidiary of any class, or securities convertible or exchangeable or exercisable for any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities of Parent or any Parent Subsidiary, other than the issuance of (w) Parent Common Stock upon the exercise of Parent Options outstanding on the date hereof or granted in the ordinary course of business, (x) upon the exercise of warrants to purchase Parent Common Stock which are outstanding on the date hereof, (y) Parent

Common Stock pursuant to that certain Securities Purchase Agreement entered into by and among Cypress Pharmaceuticals, Inc., a Mississippi corporation (“Cypress”), the holders of all of the outstanding capital stock of Cypress, Parent, and for the limited purposes set forth therein, Stanton Keith Pritchard, or (z) pursuant to any investment or business combination transaction that would not otherwise violate Section 5.2.6;

Section 5.2.4 reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, other Equity Interests or other securities;

Section 5.2.5 take, or agree to take, any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

Section 5.2.6 take, or agree to take, any action that would be reasonably likely to delay the effectiveness of the Registration Statement, including, without limitation, any business combination that would result in a requirement to include financial statements for the acquired entity or assets in the Registration Statement; or

Section 5.2.7 authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

Section 5.3 Cooperation. The Company and Parent shall coordinate and cooperate in connection with (A) the preparation of the Registration Statement, the Proxy Statement and any Other Filings, (B) determining whether any action by or in respect of, or filing with, any Governmental Entity is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any Company Material Contracts, in connection with the consummation of the Merger and (C) seeking any such actions, consents, approvals or waivers or making any such filings, furnishing information required in connection therewith or with the Registration Statement, the Proxy Statement or any Other Filings and timely seeking to obtain any such actions, consents, approvals or waivers.

Section 5.4 Registration Statement; Proxy Statement.

Section 5.4.1 As promptly as practicable after the execution of this Agreement, and in any event within thirty (30) calendar days of the date of this Agreement, the Company shall prepare and file with the SEC a proxy statement relating to the Company Stockholders’ Meeting (together with any amendments thereof or supplements thereto, the “Proxy Statement”) and Parent shall prepare and file with the SEC a registration statement on Form S-4 (together with all amendments thereto, the “Registration Statement”) in which the Proxy Statement shall be included as a prospectus, in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued to the stockholders of the Company pursuant to the Merger. In addition, each of the Company and Parent shall prepare and file with the SEC any Other Filings as and when required or requested by the SEC. Each of the Company and Parent will use all reasonable efforts to respond to any comments made by the SEC with respect to the Proxy Statement, the Registration Statement and any Other Filings, and to cause the Registration Statement to become effective as promptly as practicable. Prior to the effective date of the Registration Statement, Parent shall take all or any action required under any applicable federal or state securities Laws in connection with the issuance of shares of Parent Common Stock in the Merger. Each of the Company and Parent shall furnish all information concerning it and the holders of its capital stock as the other party may reasonably request in connection with such actions and the preparation of the Proxy Statement, the Registration Statement and any Other Filings. As promptly as practicable after the Registration Statement shall have become effective, the Company shall mail the Proxy Statement to its stockholders. Unless the Company Board has effected a Company Change in Recommendation in accordance with Section 5.7 hereof, the Proxy Statement shall include the recommendation of the Company Board that adoption of this Agreement by the Company’s stockholders is advisable and that the Company Board has determined that the Merger is fair to and in the best interests of the Company’s stockholders (the “Company Recommendation”).

Section 5.4.2 Except in connection with any Company Change in Recommendation in accordance with Section 5.7 hereof and other than pursuant to Rule 425 of the Securities Act with respect to releases made in compliance with Section 5.10 of this Agreement, no amendment or supplement to the Proxy Statement, the Registration Statement or any Other Filings, nor any response to any comments or inquiry from the SEC with respect to such filings, will be made by the Company or Parent without the approval of the other party, which approval shall not be unreasonably withheld, conditioned or delayed. The Company and Parent each will advise the other promptly after it receives notice of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement, the Registration Statement or any Other Filings or comments thereon and responses thereto or requests by the SEC for additional information.

Section 5.4.3 Parent shall promptly inform the Company if, at any time prior to the Effective Time, any event or circumstance relating to Parent, any Parent Subsidiary or Merger Sub, or any of their respective officers or directors, should be discovered by Parent which should be set forth in an amendment or a supplement to the Proxy Statement, the Registration Statement or any Other Filing. The Company shall promptly inform Parent if, at any time prior to the Effective Time, any event or circumstance relating to the Company, or any of its officers or directors, should be discovered by the Company which should be set forth in an amendment or a supplement to the Proxy Statement, the Registration Statement or any Other Filing.

Section 5.5 Company Stockholders’ Meeting. The Company shall call and hold a meeting of its stockholders (the “Company Stockholders’ Meeting”) as promptly as practicable for the purpose of voting upon the adoption of this Agreement and approval of the Merger, and the Company shall use its best efforts to hold the Company Stockholders’ Meeting as soon as practicable after the date on which the Registration Statement becomes effective. The Company Stockholders’ Meeting shall be held notwithstanding the receipt of an Acquisition Proposal or the determination by the Company Board that there is a reasonable likelihood that such Acquisition Proposal could lead to a Superior Proposal unless this Agreement is terminated before such meeting is held.

Section 5.6 Access to Information; Confidentiality.

Section 5.6.1 Except as required pursuant to any confidentiality agreement or similar agreement or arrangement to which the Company is a party or as would violate the attorney-client privilege, and subject to applicable Law, from the date of this Agreement to the Effective Time, the Company shall, and shall cause each of its directors, officers, employees, accountants, consultants, legal counsel, advisors, and agents and other representatives (collectively, “Company Representatives”) to: (A) provide to Parent and Merger Sub and their respective officers, directors, employees, accountants, consultants, legal counsel, advisors, agents and other representatives (collectively, “Parent Representatives”), upon reasonable prior notice to the Company, reasonable access during normal business hours to the officers, employees, agents, properties, offices and other facilities of the Company and to the books and records thereof and (B) furnish promptly such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of the Company as Parent or the Parent Representatives may reasonably request.

Section 5.6.2 With respect to the information disclosed pursuant to Section 5.6.1, Parent and Merger Sub shall comply with, and shall cause their Parent Representatives to comply with, all of Parent’s obligations under the Confidentiality Agreement previously executed by the Company and Parent (the “Confidentiality Agreement”).

Section 5.7 Acquisition Proposals.

Section 5.7.1 From and after the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 7.1 or the Effective Time, the Company agrees that it shall not, and shall not authorize or permit any Company Representative to, directly or indirectly, take any action to

(A) solicit, initiate or knowingly facilitate or take any action intended to, or which would be reasonably expected to, facilitate any Acquisition Proposal, (B) participate in any way in discussions or negotiations with, or furnish any non-public information to, any person that has made an Acquisition Proposal, (C) except as expressly permitted by this Agreement, withdraw or modify the Company Recommendation in a manner adverse to Parent, (D) other than the Transactions, approve or recommend any Acquisition Proposal, (E) enter into any agreement with respect to any Acquisition Proposal (other than a confidentiality agreement with a party to whom the Company is permitted to provide information in accordance with Section 5.7.2), or (F) resolve or agree to do any of the foregoing actions (any action or failure to act set forth in the foregoing clauses (C), (D), or (F) (to the extent related to the foregoing clauses (C) or (D)), a “Company Change in Recommendation”). The Company shall immediately cease and cause to be terminated all existing negotiations and discussions pending as of the date hereof with respect to any Acquisition Proposal.

Section 5.7.2 Notwithstanding the provisions of Section 5.7.1 or any other provision of this Agreement, at any time prior to the Company Stockholder Approval, if the Company has received an unsolicited Acquisition Proposal from any person which did not arise from or in connection with a breach of this Section 5.7, (A) the Company and its Representatives may contact such person to clarify the terms and conditions of such proposal, and (B) if the Company Board determines, in good faith (1) after consultation with its independent financial advisor and outside legal counsel, that such Acquisition Proposal is or could reasonably be expected to lead to a Superior Proposal, and (2) after consultation with outside legal counsel that failure to take such action could reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law, then the Company and its Representatives may furnish non-public information to, and engage in discussions and negotiations with, the person making such Acquisition Proposal and its Representatives; provided that (x) prior to furnishing such non-public information to, or engaging in such discussions or negotiations with, such person or its Representatives, the Company shall first enter into a confidentiality agreement with such person that contains confidentiality undertakings no less favorable to the Company than those contained in the Confidentiality Agreement but that shall not contain any “standstill” period or prohibit the disclosure of the terms of such Acquisition Proposal to Parent or otherwise prohibit the Company from complying with this Section 5.7, and (y) the Company will promptly (and in any event within forty-eight (48) hours) provide to Merger Sub any non-public information concerning the Company provided to such person or its Representatives that was not previously provided to Parent. The Company shall promptly (and in any event within forty-eight (48) hours) notify Merger Sub if the Company or any Company Representative receives an Acquisition Proposal. The written notice shall include the identity of the person making the Acquisition Proposal and a copy of such Acquisition Proposal (or, if not in writing, a description of the material terms and conditions of such Acquisition Proposal). The Company shall keep Parent reasonably informed on a substantially current basis (and in any event no later than forty-eight (48) hours after the occurrence of any material developments) of material developments with respect to any Acquisition Proposal (including the material terms and conditions thereof and of any material modifications thereto). Without limiting the foregoing, the Company shall promptly (and in any event within forty-eight (48) hours) notify Merger Sub if it determines to begin providing such non-public information or engaging in any such discussions or negotiations with respect to an Acquisition Proposal pursuant hereto.

Section 5.7.3 Notwithstanding the provisions of Section 5.7.1 or any other provision of this Agreement, at any time prior to the time of the Company Stockholder Approval, if the Company receives an unsolicited Acquisition Proposal, which did not arise from or in connection with a breach of this Section 5.7, that the Company Board determines, in good faith and after consultation with its independent financial advisor and outside legal counsel, constitutes a Superior Proposal (after giving effect to any adjustments to the terms of this Agreement which may be offered by Parent), the Company Board may effect a Company Change in Recommendation with respect to such Superior Proposal or terminate this Agreement pursuant to Section 7.1.7 and enter into a definitive agreement with respect to such Superior Proposal; provided, that the Company Board may not effect a Company Change in Recommendation or terminate this Agreement pursuant to Section 7.1.7 unless: (A) the Company shall have provided prior written notice (a “Change Notice”) to Parent, at least three (3) Business Days in advance (the “Notice Period”), of its intention to take such action with respect to such Superior Proposal, which Change Notice shall specify the material terms and conditions of any such Superior

Proposal (including the identity of the person making such Superior Proposal), and shall have contemporaneously provided a copy of any proposed definitive agreement(s) with respect to such Superior Proposal and (B) during the Notice Period the Company shall have negotiated in good faith with Parent to amend this Agreement or to enter into another transaction with Parent such that the offer that was determined to constitute a Superior Offer no longer constitutes a Superior Offer. In the event of any material revisions to the terms of such Acquisition Proposal after the start of the Notice Period, the Company shall be required to deliver a new written Change Notice to Parent and to comply with the requirements of this Section 5.7.3 with respect to such new written Change Notice, and the Notice Period shall be deemed to have re-commenced on the date of such new Change Notice, except that the Notice Period shall be reduced to two (2) Business Days.

Section 5.7.4 Notwithstanding the provisions of Section 5.7.1 or any other provision of this Agreement, in circumstances other than as provided in Section 5.7.3, at any time prior to the time of the Company Stockholder Approval, the Company Board may effect a Company Change in Recommendation if the Company Board determines in good faith, after consultation with outside counsel (who shall have consulted in good faith with Parent’s outside counsel), that as a result of facts or circumstances arising after the date of this Agreement, failure to do so would be inconsistent with the Company Board’s fiduciary obligations under applicable Law.

Section 5.7.5 Nothing contained in this Section 5.7 shall prohibit the Company or the Company Board from taking and disclosing to the Company’s stockholders a position with respect to a tender offer or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders), or from making disclosure to the Company’s stockholders if the Company Board determines in good faith, after consultation with outside counsel, that such disclosure is required under applicable Law, or from making any “stop-look-and-listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) and the Exchange Act (or any similar communication to stockholders).

Section 5.8 Appropriate Action; Consents; Filings.

Section 5.8.1 Each of the Company and Parent shall use reasonable best efforts to (A) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under any applicable Law or otherwise to consummate and make effective the Merger and the Transactions as promptly as practicable, (B) obtain from any Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by Parent or the Company or any of Parent’s Subsidiaries, or to avoid any action or proceeding by any Governmental Entity, in connection with the authorization, execution and delivery of this Agreement and the consummation of the Merger and the Transactions, (C) make or cause to be made the applications or filings required to be made by Parent or the Company or any of Parent’s Subsidiaries under any Laws in connection with the authorization, execution and delivery of this Agreement and the consummation of the Merger and the Transactions (including, without limitation, under the Exchange Act, and any other applicable federal or state securities Laws), and to pay any fees due of it in connection with such applications or filings, as promptly as is reasonably practicable, and in any event within ten (10) Business Days after the date hereof, (D) comply at the earliest practicable date with any request under any applicable Laws for additional information, documents or other materials received by Parent or the Company or any of Parent’s Subsidiaries from any Governmental Entity in connection with such applications or filings or the Merger and the Transactions and (E) coordinate and cooperate with, and give due consideration to all reasonable additions, deletions or changes suggested in connection with, making (1) any filing under any applicable Laws, and (2) any filings, conferences or other submissions related to resolving any investigation or other inquiry by any such Governmental Entity. Each of the Company and Parent shall, and shall cause their respective affiliates to, furnish to the other party all information necessary for any such application or other filing to be made in connection with the Merger or the Transactions. Each of the Company and Parent shall promptly inform the other of any communication with, and any proposed understanding, undertaking or agreement with, any Governmental Entity regarding any such application or filing. If a party hereto intends to independently participate in any meeting with any Governmental Entity in respect of any such filings, investigation or other inquiry, then such party shall give the other party reasonable prior notice of such meeting. The parties shall coordinate and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with all meetings, actions and proceedings under or relating to any such application or filing.

Section 5.8.2 The Company and Parent shall give (or Parent shall cause Parent’s Subsidiaries to give) any notices to third parties, and use, and Parent shall cause Parent’s Subsidiaries to use, commercially reasonable efforts to obtain any third party consents, (A) necessary, proper or advisable to consummate the Transactions, (B) required to be disclosed in the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable, or (C) required to prevent a Company Material Adverse Effect from occurring prior to or after the Effective Time or a Parent Material Adverse Effect from occurring after the Effective Time; provided, however, that the Company and Parent shall coordinate and cooperate in determining whether any actions, consents, approvals or waivers are required to be obtained from parties to any Company Material Contracts in connection with the consummation of the Merger and seeking any such actions, consents, approvals or waivers; provided, further, that in no event shall either party be required to pay prior to the Effective Time any fee, penalty or other consideration to any person to obtain any such consent, approval or waiver. In the event that either party shall fail to obtain any third party consent described in the first sentence of this Section 5.8.2, such party shall use commercially reasonable efforts, and shall take any such actions reasonably requested by the other party hereto, to mitigate any adverse effect upon the Company and Parent, Parent’s Subsidiaries, and their respective businesses resulting, or which could reasonably be expected to result after the Effective Time, from the failure to obtain such consent.

Section 5.8.3 From the date of this Agreement until the Effective Time, each of Parent and the Company shall promptly notify the other in writing of any pending or, to the knowledge of Parent or the Company (as the case may be), threatened action, suit, arbitration or other proceeding or investigation by any Governmental Entity or any other person (A) challenging or seeking material damages in connection with the Merger or the Transactions or (B) seeking to restrain or prohibit the consummation of the Merger or otherwise limit in any material respect the right of Parent or any Parent Subsidiary to own or operate all or any portion of the businesses or assets of the Company.

Section 5.8.4 Each of the Company and Parent shall, and shall cause their respective controlled affiliates to, use their reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the Merger or the Transactions. In connection therewith, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging the Transactions as violative of any Law, each of the Company and Parent shall, and shall cause their respective affiliates to, cooperate and use their reasonable best efforts to contest and resist, except insofar as the Company and Parent may otherwise agree, any such action or proceeding, including any action or proceeding that seeks a temporary restraining order or preliminary injunction that would prohibit, prevent or restrict consummation of the Merger or the Transactions. In furtherance and not in limitation of the foregoing, Parent shall cooperate in good faith with all Governmental Entities and undertake promptly any and all actions required to lawfully complete the Transactions; provided that notwithstanding the foregoing, neither Company nor Parent shall be required to take any action which (x) is reasonably likely to have a material adverse effect on the condition (financial or otherwise), business, assets, liabilities or results of operations of either Parent (or any of its subsidiaries), the Company or the Surviving Corporation, taken individually or in the aggregate, or (y) is not conditioned on the consummation of the Merger.

Section 5.8.5 Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company prior to the consummation of the Merger. Prior to the consummation of the Merger, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its business operations.

Section 5.8.6 Nothing contained in this Agreement shall give Company, directly or indirectly, the right to control or direct the operations of Parent or Merger Sub. Parent and Merger Sub shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its business operations.

Section 5.9 Certain Notices. From and after the date of this Agreement until the Effective Time, each party hereto shall promptly notify the other party hereto of (A) the occurrence, or non-occurrence, of any event that would be likely to cause any condition to the obligations of any party to effect the Merger and the Transactions not to be satisfied or (B) the failure of the Company, Parent or Merger Sub, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which would reasonably be expected to result in any condition to the obligations of any party to effect the Merger and the Transactions not to be satisfied; provided, further, that any party may elect at any time to notify the other party of any development causing a breach of such party’s representations and warranties in ARTICLE III and ARTICLE IV. Unless a non-breaching party has the right to terminate this Agreement pursuant to ARTICLE VII by reason of such development and exercises that right within the period of ten (10) Business Days after receipt of such notice, the written notice pursuant to this Section 5.9 shall be deemed to have amended the Company Disclosure Schedule or the Parent Disclosure, as applicable, to have qualified the representations and warranties contained in ARTICLE III and ARTICLE IV, as applicable, and to have cured any misrepresentation or breach of warranty that otherwise might have existed hereunder by reason of such development.

Section 5.10 Public Announcements. Parent and the Company shall coordinate and consult with each other before issuing, and give each other the opportunity to review and comment upon, giving due consideration to all reasonable additions, deletions or changes suggested in connection therewith, any press release or other public statements with respect to the Transactions, including the Merger. Except in connection with a Company Change in Recommendation in accordance with Section 5.7 hereof, Parent and the Company shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or any listing agreement; provided that Parent and the Company shall coordinate and consult with respect to the timing, basis and scope of such disclosure requirement.

Section 5.11 Stock Exchange Listing. Parent shall promptly prepare and submit to the Exchange, and any other applicable exchange, a listing application covering the shares of Parent Common Stock to be issued in the Merger and shall use its best efforts to cause such shares to be approved for listing on such Exchange, subject to official notice of issuance, prior to the Effective Time.

Section 5.12 Indemnification of Directors and Officers.

Section 5.12.1 From and after the Effective Time, Parent agrees to, and to cause the Surviving Corporation to, indemnify and hold harmless all past and present directors and officers (in each case, when acting in such capacity) of the Company (“Covered Persons”) to the same extent such persons are indemnified as of the date of this Agreement by the Company pursuant to the Company Governing Documents and indemnification agreements, if any, in existence on the date of this Agreement with any Covered Persons for acts or omissions occurring at or prior to the Effective Time; provided, however, that Parent agrees to, and to cause the Surviving Corporation to, indemnify and hold harmless such persons to the fullest extent permitted by Law for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Transactions. Each Covered Person shall be entitled to advancement of expenses incurred in the defense of any claim, action, suit, proceeding or investigation with respect to any matters subject to indemnification hereunder, provided that any person to whom expenses are advanced undertakes, to the extent required by the DGCL, to repay such advanced expenses if it is ultimately determined that such person is not entitled to indemnification.

Section 5.12.2 The certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of Covered Persons then are currently set forth in the Company Governing Documents. Any indemnification agreements with Covered Persons in existence on the date of this Agreement shall be assumed by the Surviving Corporation in the Merger, without any further action, and shall survive the Merger and continue in full force and effect in accordance with their terms.

Section 5.12.3 For six (6) years from the Effective Time, the Surviving Corporation shall provide to the Company’s current directors and officers an insurance and indemnification policy that provides coverage for events occurring on or before the Effective Time (“D&O Insurance”) that is no less favorable than the Company’s existing policy and is from an insurance carrier with the same or better credit rating as the Company’s existing insurance carrier or, if substantially equivalent insurance coverage is unavailable, the best available coverage. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if the Company obtained, at or prior to the Effective Time, prepaid (or “tail”) D&O Insurance covering each current officer and director, including, without limitation, in connection with the approval of this Agreement and the Transactions, on terms with respect to such coverage and amounts no less favorable than those of such policies in effect on the date of this Agreement. If tail D&O Insurance has been obtained prior to the Effective Time, Parent shall, and shall cause the Surviving Corporation to, maintain such tail D&O Insurance in full force and effect for six (6) years after the Effective Time, and continue to honor the obligations thereunder. The obligations under this Section 5.12.3 shall not be terminated or modified in such a manner as to affect adversely any indemnitee to whom this Section 5.12.3 applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 5.12.3 applies and their respective heirs, successors and assigns shall be express third-party beneficiaries of this Section 5.12.3).

Section 5.12.4 In the event Parent or the Surviving Corporation (A) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (B) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 5.12.

Section 5.13 Certain Tax Matters.

Section 5.13.1 The parties to this Agreement adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g). Each party shall use its reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and each party shall use its reasonable best efforts not to, and shall use its reasonable best efforts not to permit any of its affiliates to, take any actions that would prevent the Merger from so qualifying.

Section 5.13.2 The parties shall cooperate and use their reasonable best efforts in order for the Company and Parent to obtain the tax opinions of each of Jackson Walker L.L.P. and Latham & Watkins LLP (A) to be attached as exhibits to the Proxy Statement and/or Registration Statement (the “SEC Tax Opinions”) to satisfy the requirements of Item 601 of Regulation S-K under the Securities Act and (B) referenced in Section 6.1.5 and Section 6.1.6 hereof (the “Closing Tax Opinions”). Parent, the Company and Merger Sub shall execute and deliver to Jackson Walker L.L.P. and Latham & Watkins LLP, (i) prior to the filing of the Proxy Statement and Registration Statement, tax representation letters in the form set forth on Exhibit B (the “Registration Statement Tax Representation Letters”), dated as of the date of the SEC Tax Opinions; and (ii) prior to the Effective Time, tax representation letters in the form set forth on Exhibit C (the “Closing Tax Representation Letters,” and together with the Registration Statement Tax Representation Letters, the “Tax Representation Letters”) dated as of the date of the Closing Tax Opinions. In rendering both the SEC Tax Opinions and the Closing Tax Opinions, each of Jackson Walker L.L.P. and Latham & Watkins LLP shall be entitled to rely on customary assumptions, representations, warranties and covenants reasonably satisfactory to such counsel, including those set forth in the Tax Representation Letters. Each of Parent, Merger Sub and the Company shall use its commercially reasonable efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the certifications and representations included in the Tax Representation Letters.

Section 5.13.3 Unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, each party will report the Merger as a reorganization within the meaning of Section 368(a) of the Code for all Tax purposes, including attaching the statement described in Treasury Regulation Section 1.368-3(a) on or with its return for the taxable year of the Merger.

Section 5.14 Employee Benefit Matters.

Section 5.14.1 Continuing Obligations. The Company acknowledges that, at Parent’s discretion, some or all employees of the Company may be terminated immediately after the Effective Time. From and after the Effective Time and during the applicable period provided under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), the Company or the Surviving Corporation, as applicable, will, and Parent will cause the Company or the Surviving Corporation, as applicable, to, honor, in accordance with their terms, all Benefit Plans and Benefit Agreements in existence on the date hereof, in order for such terminated Employees to be able to elect coverage thereunder as provided in Section 5.14.2 below. In addition, the Company or the Surviving Corporation, as applicable, will, and Parent will cause the Company or the Surviving Corporation, as applicable, to, honor any severance obligations to any Company employee pursuant to such Benefit Plans and Benefit Agreements. Parent acknowledges that the consummation of the Merger will constitute a “Change of Control” as defined in such Benefit Plans and Benefit Agreements.

Section 5.14.2 COBRA. Upon the Closing, Parent (directly or through its designated affiliate(s)) shall provide coverage under COBRA to those Company employees and former employees who are “M&A Qualified Beneficiaries” (as defined in the regulations issued pursuant to COBRA) and who elect continuation coverage under COBRA at such employees’ or former employees’ expense. Parent hereby agrees that all of the Company employees whose employment will be terminated effective immediately prior to or at the Effective Time will be M&A Qualified Beneficiaries to whom Parent (or its designated affiliate(s)) is required to offer COBRA coverage in accordance with the COBRA rules.

ARTICLE VI

Closing Conditions

Section 6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable Law:

Section 6.1.1 Effectiveness of the Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened in writing by the SEC.

Section 6.1.2 Stockholder Approval. This Agreement shall have been adopted by the Required Company Stockholders.

Section 6.1.3 No Order. No federal or state court of competent jurisdiction or other Governmental Entity shall have enacted, issued, promulgated, enforced or entered any order, decree, judgment, injunction or other ruling (whether temporary, preliminary or permanent), in any case which is in effect and which prevents or prohibits consummation of the Merger; provided, however, that the condition in this Section 6.1.3 shall not be available to any party whose failure to fulfill its obligations pursuant to Section 5.3 or Section 5.8 shall have been the cause of, or shall have resulted in, such order, decree, judgment, injunction or other ruling.

Section 6.1.4 Listing. The shares of Parent Common Stock issuable to the Company’s stockholders in the Merger shall have been approved for listing on the Exchange, subject to official notice of issuance.

Section 6.1.5 Parent Closing Tax Opinion. Parent shall have received the opinion of Jackson Walker L.L.P., dated the date of the Effective Time, to the effect that the Merger will qualify for United States federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. The condition set forth in this Section 6.1.5 shall not be waivable after receipt of the approval by the Required Company Stockholders unless further stockholder approval is obtained with appropriate disclosure.

Section 6.1.6 Company Closing Tax Opinion. The Company shall have received the opinion of Latham & Watkins LLP, dated the date of the Effective Time, to the effect that the Merger will qualify for United States federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. The condition set forth in this Section 6.1.6 shall not be waivable after receipt of the approval by the Required Company Stockholders unless further stockholder approval is obtained with appropriate disclosure.

Section 6.2 Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

Section 6.2.1 Representations and Warranties. Each of the representations and warranties of the Company contained in this Agreement shall be true and correct as of the date hereof and as of the Effective Time as though made on and as of the Effective Time (except that those representations and warranties which address matters only as of a particular date or only with respect to a specific period of time need only be true and correct as of such date or with respect to such period); provided, however, that the condition in this Section 6.2.1 shall be deemed to be satisfied so long as any failure of such representations and warranties (disregarding for these purposes any exception in such representations relating to “materiality,” or “Company Material Adverse Effect”) to be true and correct has not, individually or in the aggregate, had a Company Material Adverse Effect. Parent shall have received a certificate of the Chief Executive Officer or Chief Financial Officer of the Company to that effect.

Section 6.2.2 Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time; provided, however, that in the event of any failure to perform or comply with Section 5.1, the condition in this Section 6.2.2 shall be deemed to be satisfied so long as the failure to perform or comply with Section 5.1 has not, individually or in the aggregate, had a Company Material Adverse Effect. Parent shall have received a certificate of the Chief Executive Officer or Chief Financial Officer of the Company to that effect.

Section 6.2.3 Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect or any event or development that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 6.2.4 Non-Compete Agreements. The Company shall have entered into a Non-Compete Agreement with each of the Non-Compete Parties no later than the date the Company obtains Company Stockholder Approval.

Section 6.3 Additional Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

Section 6.3.1 Representations and Warranties. Each of the representations and warranties of Parent contained in this Agreement shall be true and correct as of the date hereof and as of the Effective Time as though made on and as of the Effective Time (except that those representations and warranties which address matters only as of a particular date or only with respect to a specific period of time need only be true and correct as of such date or with respect to such period); provided, however, that the condition in this Section 6.3.1 shall be deemed to be satisfied so long as any failure of such representations and warranties (disregarding for these purposes any exception in such representations relating to “materiality,” or “Parent Material Adverse Effect”) to be true and correct has not, individually or in the aggregate, had a Parent Material Adverse Effect. The Company shall have received a certificate of the Chief Executive Officer or Chief Financial Officer of Parent to that effect.

Section 6.3.2 Agreements and Covenants. Parent shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time; provided, however, that in the event of any failure to perform or comply with

Section 5.2, the condition in this Section 6.3.2 shall be deemed to be satisfied so long as the failure to perform or comply with Section 5.2 has not, individually or in the aggregate, had a Parent Material Adverse Effect. The Company shall have received a certificate of the Chief Executive Officer or Chief Financial Officer of Parent to that effect.

ARTICLE VII

Termination, Amendment and Waiver

Section 7.1 Termination. This Agreement may be terminated, and the Merger contemplated hereby may be abandoned, at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties, whether before or after approval of the matters presented in connection with the Merger by the stockholders of the Company:

Section 7.1.1 By mutual written consent of Parent and the Company, by action of their respective Boards of Directors.

Section 7.1.2 By either the Company or Parent if the Merger shall not have been consummated prior to the sixth-month anniversary of the date of this Agreement (the “Outside Date”); provided further that the right to terminate this Agreement under this Section 7.1.2 shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Merger to occur on or before such date.

Section 7.1.3 By either the Company or Parent if any court of competent jurisdiction or other Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger, and such order, decree, ruling or other action shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1.3 shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, any such order, decree, ruling or other action, including, without limitation, such party’s obligation to use its reasonable best efforts to resist, resolve or lift, as applicable, any such order, decree, ruling or other action.

Section 7.1.4 By either the Company or Parent if the adoption of this Agreement by the Required Company Stockholders shall not have been obtained at the Company Stockholders’ Meeting (or at any adjournment thereof), by reason of the failure to obtain the required vote.

Section 7.1.5 By Parent if (A) the Company Board shall have effected a Company Change in Recommendation, or (B) the Company Board shall have recommended to the Company’s stockholders that they approve an Acquisition Proposal other than the Merger.

Section 7.1.6 By Parent, if (A) any representation or warranty of the Company set forth in this Agreement shall have become untrue or the Company has breached any covenant or agreement of the Company set forth in this Agreement, (B) such breach or misrepresentation is not capable of being cured prior to the Outside Date, and (C) such breach or misrepresentation would cause the conditions set forth in Section 6.2.1 or Section 6.2.2 not to be satisfied; provided that Parent is not then in breach of this Agreement such that any of the conditions set forth in Section 6.3.1 or Section 6.3.2 would not be satisfied.

Section 7.1.7 By the Company, if prior to the time of the Company Stockholder Approval, the Company Board determines to accept a Superior Proposal (with such termination becoming effective upon the Company entering into a binding written agreement with respect to such Superior Proposal).

Section 7.1.8 By the Company, if (A) any representation or warranty of Parent or Merger Sub set forth in this Agreement shall have become untrue or Parent or Merger Sub has breached any covenant or agreement of Parent or Merger Sub set forth in this Agreement, (B) such breach or misrepresentation is not capable of being cured prior to the Outside Date, and (C) such breach or misrepresentation would cause the conditions set forth in Section 6.3.1 or Section 6.3.2 not to be satisfied; provided that the Company is not then in breach of this Agreement such that any of the conditions set forth in Section 6.2.1 or Section  6.2.2 would not be satisfied.

Section 7.2 Effect of Termination.

Section 7.2.1 Limitation on Liability. In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent or the Company or Parent’s Subsidiaries, officers or directors except (A) with respect to Section 5.6, Section 5.10, this Section 7.2 and ARTICLE VIII and (B) with respect to any liabilities or damages incurred or suffered by a party as a result of the willful and material breach by the other party of any of its representations, warranties, covenants or other agreements set forth in this Agreement (it being understood that any such liability or damages for which the Company may become liable shall be calculated net of the amount of the Termination Fee, if previously paid by the Company).

Section 7.2.2 Termination Fee.

In the event that this Agreement is terminated by the Company pursuant to Section 7.1.7, then the Company shall pay Parent, prior to or concurrently with such termination, a termination fee of One Million Dollars ($1,000,000) (the “Termination Fee”).

In the event that this Agreement is terminated by Parent pursuant to Section 7.1.5, then the Company shall pay Parent the Termination Fee within three (3) Business Days of such termination.

In the event that (A) this Agreement is terminated by Parent or the Company pursuant to Section 7.1.2, (B) an Acquisition Proposal had been publicly announced prior to the occurrence of the events giving rise to the right to terminate pursuant to such section and not withdrawn prior to the date of such termination and (C) within nine (9) months of such termination the Company enters into a definitive agreement for, or consummates, any Acquisition Proposal, then the Company shall pay Parent, immediately prior to the consummation of such Acquisition Proposal, an amount equal to the Termination Fee.

In the event that (A) this Agreement is terminated by Parent or the Company pursuant to Section 7.1.4 due to the failure to obtain the adoption of this Agreement by the Required Company Stockholders at the Company Stockholders’ Meeting (or at any adjournment thereof), (B) an Acquisition Proposal had been publicly announced prior to the occurrence of the events giving rise to the right to terminate pursuant to such section and not withdrawn prior to the date of such termination and (C) within nine (9) months of such termination the Company enters into a definitive agreement for, or consummates, any Acquisition Proposal, then the Company shall pay Parent, immediately prior to the consummation of such Acquisition Proposal, an amount equal to the Termination Fee.

In the event that (A) this Agreement is terminated by Parent pursuant to Section 7.1.6, (B) an Acquisition Proposal had been publicly announced prior to the occurrence of the breach giving rise to the right to terminate pursuant to such section and not withdrawn prior to the date of such termination and (C) within nine (9) months of such termination the Company enters into a definitive agreement for, or consummates an Acquisition Proposal, then the Company shall pay Parent, immediately prior to the consummation of such Acquisition Proposal, an amount equal to the Termination Fee.

In the event that this Agreement is terminated by the Company pursuant to Section 7.1.8, then Parent shall pay the Company an amount equal to the sum of the Company Expenses incurred after November 12, 2012, up to an aggregate amount of Three Hundred Thousand Dollars ($300,000).

For purposes of this Section 7.2.2, the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 8.4, except that the phrase “20% or more” in such definition shall be deemed to be changed to “50% or more”.

Section 7.2.3 All Payments. All payments under Section 7.2 shall be made by wire transfer of immediately available funds to an account designated by the party entitled to receive payment.

Section 7.3 Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after approval of the Merger by the stockholders of the Company, no amendment may be made that, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by such stockholders. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

Section 7.4 Waiver. At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (A) extend the time for the performance of any of the obligations or other acts of the other, (B) waive any inaccuracies in the representations and warranties of the other contained herein or in any document delivered pursuant hereto, including but not limited to such waiver pursuant to the terms of Section 5.9 hereto and (C) waive compliance by the other with any of the agreements or conditions contained herein; provided, however, that after any approval of the Merger by the stockholders of the Company, there may not be any extension or waiver of this Agreement or any portion thereof which, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by such stockholders. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE VIII

General Provisions

Section 8.1 Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 8.2 Fees and Expenses. Subject to Section 7.2 of this Agreement, all expenses incurred by the parties hereto shall be borne solely and entirely by the party which has incurred the same; provided, however, that each of Parent and the Company shall pay one-half of the expenses related to printing, filing and mailing the Registration Statement and the Proxy Statement and all SEC and other regulatory filing fees incurred in connection with the Proxy Statement and Registration Statement.

Section 8.3 Notices. Any notices or other communications required or permitted under, or otherwise in connection with this Agreement, shall be in writing and shall be deemed to have been duly given when delivered in person or upon electronic confirmation of receipt when transmitted by facsimile transmission (but only if followed by transmittal by national overnight courier or hand for delivery on the next Business Day) or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, or on the next Business Day if transmitted by national overnight courier, in each case as follows:

If to Parent or Merger Sub, addressed to it at:

Pernix Therapeutics Holdings, Inc.

10003 Woodloch Forest Drive, Suite 950

The Woodlands, TX 77380

Tel: 843.654.7456

Fax:

Attention: Paul Aubert

with a mandated copy to:

Jackson Walker L.L.P.

1401 McKinney, Suite 1900

Houston, TX 77010

Tel: 713.752.4346.

Fax: 713.752.4221

Attention: Jeffrey Harder

If to the Company, addressed to it at:

Somaxon Pharmaceuticals, Inc.

440 Stevens Avenue, Suite 200

San Diego, CA 92075

Tel: 858. 876.6500

Fax: 858.509.1761

Attention: Matthew Onaitis, Esq.

with a mandated copy to:

Latham & Watkins LLP

12636 High Bluff Drive, Suite 400

San Diego, CA 92130-2071

Tel: 858.523.5400

Fax: 858.523.5450

Attention: Cheston J. Larson, Esq.

Section 8.4 Certain Definitions. For purposes of this Agreement, the term:

“Acquisition Proposal” means any offer or proposal concerning any (A) merger, consolidation, business combination, or similar transaction involving 20% or more of the voting power of the Company, (B) sale, lease or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture, or otherwise of assets of the Company representing 20% or more of the assets of the Company, (C) issuance, sale, or other disposition of (including by way of merger, consolidation, business combination, share exchange, joint venture, or any similar transaction) Equity Interests representing 20% or more of the voting power of the Company, or (D) transaction in which any person or group shall acquire beneficial ownership, or the right to acquire beneficial ownership, of 20% or more of the outstanding voting capital stock of the Company or (E) any combination of the foregoing (other than the Merger).

“affiliate” means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned person.

“Aggregate Share Consideration” means the number of shares of Parent Common Stock equal to the quotient of (A) Twenty Five Million Dollars ($25,000,000) divided by (B) the Parent 30-Day VWAP; provided, however, that if the Aggregate Share Consideration would otherwise be lower than the Minimum Aggregate Share Consideration, the Aggregate Share Consideration shall be equal to the Minimum Aggregate Share Consideration and if the Aggregate Share Consideration would otherwise be greater than the Maximum Aggregate Share Consideration, the Aggregate Share Consideration shall be equal to the Maximum Aggregate Share Consideration.

“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Benefit Agreement” means (i) any employment, deferred compensation, consulting, severance, change of control, termination, retention, indemnification, loan or similar agreement between the Company or any of its Subsidiaries, on the one hand, and any Participant, on the other hand, or (ii) any agreement between the

Company or any of its Subsidiaries, on the one hand, and any Participant, on the other hand, the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company of a nature contemplated by this Agreement.

“Benefit Plan” means any employment, bonus, pension, profit sharing, retirement, deferred compensation, incentive compensation, stock ownership, equity or equity-based compensation, paid time off, perquisite, fringe benefit, vacation, change of control, severance, retention, disability, death benefit, hospitalization, medical, welfare benefit or other plan, program, policy, arrangement, agreement or understanding (whether or not legally binding) sponsored, maintained, contributed to or required to be sponsored, maintained or contributed to by the Company or any of its Subsidiaries or any other Commonly Controlled Entity, in each case, providing benefits to any Participant, but not including any Benefit Agreement.

“Blue Sky Laws” means state securities or “blue sky” laws.

“Business Day” shall mean any day other than a day on which the SEC shall be closed.

“Company Expenses” shall mean all reasonable and actual out-of-pocket expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to the Company and its affiliates but excluding expenses for in-house employees) incurred by the Company or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the Transactions, including the preparation, printing and mailing of the Proxy Statement, solicitation of stockholder approvals and all other matters related to the Transactions.

“Company Material Adverse Effect” means any change, event or effect that is materially adverse to the business, financial condition, or results of operations of the Company; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and that none of the following shall be taken into account in determining whether there has been or will be, a Company Material Adverse Effect: (A) any adverse change, event or effect to the extent attributable to the announcement or pendency of the Merger or the Transactions (including any loss of employees or any loss of, or any disruption in, supplier, licensor, licensee, partner or similar relationships); (B) any adverse change, event or effect attributable to conditions affecting the pharmaceutical industry in general (or any segment thereof in which the Company has material operations or sales), the U.S. economy or financial markets or any of the foreign economies in any locations where the Company has material operations or sales (so long as the Company is not disproportionally affected thereby); (C) any adverse change, event or effect arising from or relating to compliance with the terms of this Agreement, or action taken, or failure to act, to which Parent has consented; (D) changes in Laws, including the rules, regulations and administrative policies of any Health Authority, or any interpretation thereof after the date hereof (so long as the Company is not disproportionally affected thereby); (E) changes in GAAP or regulatory accounting principles after the date hereof (so long as the Company is not disproportionally affected thereby); (F) earthquakes, fires, floods, hurricanes, tornadoes or similar catastrophes, or acts of war, sabotage, terrorism, military action or any escalation or worsening thereof whether commenced before or after the date of this Agreement, and whether or not pursuant to the declaration of national emergency or war (so long as the Company is not disproportionally affected thereby); (G) any failure, in and of itself, by the Company to meet any internal or third party estimates, projections or forecasts of revenue, earnings or other financial performance for any period ending (or for which revenues, earnings or other financial results are released) on or after the date hereof; (H) any change in the trading price or trading volume of Company Common Stock; (I) the entry into the market of products competitive with the Covered Product; (J) the pendency of, but not any adverse decision on the merits with respect to the case as a whole or a settlement entered into without the prior written approval of Parent with respect to, (i) the Company’s pending litigation against Actavis Elizabeth LLC and Actavis Inc., alleging that such parties have infringed U.S. Patent Nos. 6,211,229 and 7,915,307 or (ii) the litigation pending against the Company alleging that the Company infringed upon patents held by Classen Immunotherapies, Inc.; (K) returns of the Covered Product between the date of this Agreement and the Effective Time resulting from the expiration of its shelf-life, in an amount of less than or equal to Three Million Dollars ($3,000,000) or (L) the identity of Parent or Merger Sub as the acquiror of the Company. For the avoidance of doubt, in the event that there are returns of the Covered Product between the date of this Agreement and the Effective Time resulting from the expiration its shelf-life, in an in excess of Three Million Dollars ($3,000,000), that shall constitute a Company Material Adverse Effect.

“contracts” means any written agreements, contracts, leases, powers of attorney, notes, loans, evidence of indebtedness, purchase orders, letters of credit, settlement agreements, franchise agreements, covenants not to compete, employment agreements, licenses, or other binding executory commitments to which any person is a party or to which any of the assets of a person are subject.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of stock or as trustee or executor, by contract or credit arrangement or otherwise.

“Covered Product(s)” means, with respect to the Company, SILENOR®, and, with respect to Parent, taken as a whole, all of CEDAX®, BROVEX®, ALDEX®, PEDIATEX® and REZYST IM™.

“Environmental Laws” means any federal, state, local or foreign statute, law, ordinance, regulation, rule, code, treaty, writ or order and any enforceable judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree, judgment, stipulation, injunction, permit, authorization, policy, opinion, or agency requirement, in each case having the force and effect of law, relating to the pollution, protection, investigation or restoration of the environment, health and safety as affected by the environment or natural resources, including, without limitation, those relating to the use, handling, presence, transportation, treatment, storage, disposal, release, threatened release or discharge of Hazardous Materials or noise, odor, wetlands, pollution or contamination.

“Environmental Permits” means any permit, approval, identification number, license and other authorization required under any applicable Environmental Law.

“Equity Interest” means any share, capital stock, partnership, membership or similar interest in any entity, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business, whether or not incorporated, which together with the Company is treated as a single employer under Section 414(b) or (c) of the Code.

“Exchange” means the New York Stock Exchange.

“Exchange Act” shall mean Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Ratio” means the quotient obtained by dividing (A) the Aggregate Share Consideration, by (B) Total Outstanding Shares.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Good Clinical Practices” means, with respect to the Company, statutory and regulatory requirements for clinical trials, including all applicable requirements relating to protection of human subjects, as set forth in the FDCA and applicable regulations promulgated thereunder (including, for example, 21 C.F.R. Parts 50, 54, 56 and 312), as amended from time to time.

“Good Laboratory Practices” means, with respect to the Company, requirements for conduct of non-clinical studies set forth in 21 C.F.R. Part 58 and like requirements of other Governmental Entities in any other countries in which such studies are conducted by or for the Company, to the extent such standards are not less stringent than in the United States.

“Good Manufacturing Practices” means, with respect to the Company, the then current standards for the manufacture, processing, packaging, testing, handling and holding of drug products, as set forth in the FDCA and applicable regulations promulgated thereunder, as amended from time to time.

“Governmental Entity” means any domestic or foreign governmental, administrative, judicial or regulatory authority.

“group” is defined as in the Exchange Act, except where the context otherwise requires.

“Hazardous Materials” means (A) any petroleum, petroleum products, byproducts or breakdown products, radioactive materials, asbestos-containing materials or polychlorinated biphenyls or (B) any chemical, material or other substance defined or regulated as toxic or hazardous or as a pollutant or contaminant or waste under any applicable Environmental Law.

“Health Authorities” means the Governmental Entities which administer Health Laws including the FDA.

“Health Laws” means any Law of any Governmental Entity (including multi-country organizations) the purpose of which is to ensure the safety, efficacy and quality of medicines or pharmaceuticals by regulating the research, development, manufacturing and distribution of these products, including Laws relating to Good Laboratory Practices, Good Clinical Practices, investigational use, product marketing authorization, manufacturing facilities compliance and approval, Good Manufacturing Practices, labeling, advertising, promotional practices, safety surveillance, record keeping and filing of required reports such as the U.S. Food, Drug and Cosmetic Act of 1938, as amended (the “FDCA”), and the Public Health Service Act, as amended, in each case including the associated rules and regulations promulgated thereunder and their foreign equivalents.

“Intellectual Property” means all patents, copyrightable and copyrighted works (whether or not registered), trade secrets, trademarks and service marks (whether or not registered), domain names, trade names, trade secrets, trade dress, and documentation related thereto, foreign or domestic, and any registrations or applications for registration of any of the foregoing.

“Investigational New Drug Application or “IND” means an application submitted pursuant to FDCA 505(i) and described in 21 C.F.R. §312.23, and amendments and supplements thereto.

“IRS” means the United States Internal Revenue Service.

“knowledge” will be deemed to be present with respect to the knowledge of Parent or Merger Sub when the matter in question was actually known to the individuals listed on Section 8.4(a) of the Parent Disclosure Schedule and “knowledge” will be deemed to be present with respect to the Company when the matter in question was actually known to the individuals listed on Section 8.4(b) of the Company Disclosure Schedule.

“Law” means foreign or domestic law, statute, code, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction or decree.

“Maximum Aggregate Share Consideration” means Four Million One Hundred Sixty Six Thousand Six Hundred Sixty Seven (4,166,667) shares of Parent Common Stock.

“Minimum Aggregate Share Consideration” means Two Million Seven Hundred Seventy Seven Thousand Seven Hundred Seventy Eight (2,777,778) shares of Parent Common Stock.

“Nasdaq” means the Nasdaq Stock Market, LLC.

“New Drug Application” or “NDA” means an application submitted pursuant to FDCA Section 505(b) and described in 21 C.F.R §310.50, and amendments and supplements thereto.

“Non-Compete Agreement” means the Non-Compete Agreement in the form attached hereto as Exhibit C.

“Non-Compete Parties” means Richard W. Pascoe and Brian T. Dorsey.

“Other Filings” means all filings made by, or required to be made by, the Company, Parent or Merger Sub with the SEC other than the Proxy Statement and the Registration Statement.

“Parent 30-Day VWAP” means the volume-weighted average price for a share of Parent Common Stock on the principal United States securities exchange on which such security is traded (which is currently the New York Stock Exchange) during the thirty (30) trading day period ending at 4:00 p.m. (New York time) (or such other time as such exchange publicly announces is the official close of trading) on the day immediately prior to the Effective Time as reported by Bloomberg Financial Markets and ignoring any block trade (which for purposes of this definition means any transfer of more than 100,000 shares of Parent Common Stock (subject to adjustment to reflect stock dividends, stock splits, stock combinations or other similar transactions after the date of this Agreement) of Parent Common Stock pursuant to an individual transaction).

“Parent Exclusively Licensed IP” means all Parent Licensed IP, to the extent exclusively licensed to Parent.

“Parent Licensed IP” means all in-bound patent licenses, trademark licenses and copyright licenses (including software) which, in each case, is material to the business of Parent as currently conducted; provided, however that Parent Licensed IP shall not include any licenses for click-wrap, shrink-wrap or off-the-shelf software.

“Parent Material Adverse Effect” means any change, event or effect that is, or would reasonably be expected to be, materially adverse to the business, financial condition, or results of operations of Parent and the Parent Subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and that none of the following shall be taken into account in determining whether there has been or will be, a Parent Material Adverse Effect: (A) any adverse change, event or effect to the extent attributable to the announcement or pendency of the Merger or the Transactions (including any loss of employees or any loss of, or any disruption in, supplier, licensor, licensee, partner or similar relationships; (B) any adverse change, event or effect attributable to conditions affecting the pharmaceutical industry in general (or any segment thereof in which Parent or any Parent Subsidiary has material operations or sales), the U.S. economy or financial markets or any of the foreign economies in any locations where the Parent or any Parent Subsidiary has material operations or sales (so long as Parent is not disproportionally affected thereby); (C) any adverse change, event or effect arising from or relating to compliance with the terms of this Agreement, or action taken, or failure to act to which the Company has consented; (D) changes in Laws after the date hereof, including the rules, regulations and administrative policies of any Health Authority, or any interpretation thereof after the date hereof (so long as Parent is not disproportionally affected thereby); (E) changes in GAAP or regulatory accounting principles after the date hereof (so long as Parent is not disproportionally affected thereby); (F) earthquakes, fires, floods, hurricanes, tornadoes or similar catastrophes, or acts of war, sabotage, terrorism, military action or any escalation or worsening thereof whether commenced before or after the date of this Agreement, and whether or not pursuant to the declaration of national emergency or war (so long as Parent is not disproportionally affected thereby); (G) any failure, in and of itself, by the Parent to meet any internal or third party estimates, projections or forecasts of revenue, earnings or other financial performance for any period ending (or for which revenues, earnings or other financial results are released) on or after the date hereof; (H) any change in the trading price or trading volume of Parent Common Stock; (I) the entry into the market of products competitive with the Covered Products; or (J) the identity of the Company as the company being acquired by Parent or Merger Sub.

“Parent Owned IP” means all United States, state and foreign registrations of and applications for patents, trademarks, domain names, and copyrights owned by Parent.

“Participant” means any current or former director, officer or employee of the Company or any of its Subsidiaries.

“Permit” means any permit, license, franchise, registration, qualification, right, variance, certificate, or certification of any Governmental Entity, other than Regulatory Authorizations.

“person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group.

“Regulatory Authorization” means any approvals, clearances, authorizations, registrations, certifications and licenses granted by any Health Authority, including of any INDs and NDAs.

“Representatives” means, when used with respect to any person, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers and other agents, advisors and representatives of such person and its subsidiaries, if applicable.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“subsidiary” or “subsidiaries” of Parent, the Company, the Surviving Corporation or any other person means any corporation, partnership, joint venture or other legal entity of which Parent, the Company, the Surviving Corporation or such other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, a majority of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

“Superior Proposal” means an Acquisition Proposal (except that the phrase “20% or more” in the definition of Acquisition Proposal shall be replaced with the phrase “50% or more” for purposes of this definition) made by a third party which, in the good faith judgment of the Company Board (after consultation with its financial advisors and outside legal counsel), (A) would if consummated result in a transaction that is more favorable to the Company’s stockholders from a financial point of view than the Transactions, (B) for which financing, to the extent required, is committed or appears reasonably likely to be obtained, and (C) is reasonably likely of being consummated on the terms proposed.

“Tax Returns” means any report, return (including information return), claim for refund, election, estimated tax filing or declaration with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof, required to be filed with a Governmental Entity that has responsibility for assessment or collection of Taxes.

“Taxes” means any federal, state, local or foreign income, gross receipts, branch profits, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, escheat, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, ad valorem, value added, alternative or add-on minimum or estimated tax or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not.

“Total Outstanding Shares” means the sum of (A) the aggregate number of shares of Company Common Stock outstanding as of immediately prior to the Effective Time, plus (B) the aggregate number of shares of Company Common Stock issuable upon the exercise or conversion in full of all Company Options (calculated as if the Company Options were exercised on a net settlement basis), Company Warrants (calculated as if the Company Warrants were exercised on a net settlement basis) and Company Restricted Stock Units outstanding immediately prior to the Effective Time (including upon vesting of Company Restricted Stock Units), in each case whether or not currently exercisable, convertible or vested; provided, however, that “Total Outstanding Shares” shall not include any shares of Company Common Stock otherwise issuable upon the exercise of Company Options, Company Warrants or Company Restricted Stock Units that are unvested as of immediately prior to the Effective Time but canceled as of the Effective Time.

“Treasury Regulation(s)” means the temporary and final Treasury Regulations promulgated under the Code.

Section 8.5 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

“409A Authorities”	Section 3.11.11

“Agreement”	Preamble

“Certificate of Merger”	Section 1.2

“Certificates”	Section 2.2.2

“Change Notice”	Section 5.7.3

“Closing Tax Opinions”	Section 5.13.2

“Closing Tax Representation Letters”	Section 5.13.2

“COBRA”	Section 5.14.1

“Code”	Recitals

“Commonly Controlled Entity”	Section 3.11.3

“Company”	Preamble

“Company Board”	Section 2.4

“Company Bylaws”	Section 3.2

“Company Certificate”	Section 3.2

“Company Change in Recommendation”	Section 5.7.1

“Company Common Stock”	Section 2.1.1

“Company Disclosure Schedule”	ARTICLE III

“Company Exclusively Licensed IP”	Section 3.17.1

“Company Financial Advisor”	Section 3.21

“Company Governing Documents”	Section 3.2

“Company Leases”	Section 3.15.2

“Company Licensed IP”	Section 3.17.1

“Company Material Contract”	Section 3.13.1

“Company Option Plans”	Section 2.4

“Company Options”	Section 2.4

“Company Owned IP”	Section 3.17.1

“Company Partner”	Section 3.7.2

“Company Preferred Stock”	Section 3.3.1

“Company Recommendation”	Section 5.4.1

“Company Representatives”	Section 5.6.1

“Company Restricted Stock Units”	Section 2.6

“Company SEC Filings”	Section 3.8.1

“Company Stockholder Approval”	Section 3.23

“Company Stockholders’ Meeting”	Section 5.5

“Company Warrants”	Section 2.5

“Confidentiality Agreement”	Section 5.6.2

“Covered Persons”	Section 5.12.1

“D&O Insurance”	Section 5.12.3

“DGCL”	Recitals

“Effective Time”	Section 1.2

“Exchange Agent”	Section 2.2.1

“Exchange Fund”	Section 2.2.2

“Exchange Ratio”	Section 8.4

“Merger”	Recitals

“Merger Consideration”	Section 2.1.1

“Merger Sub”	Preamble

“Merger Sub Bylaws”	Section 1.4

“Merger Sub Certificate”	Section 1.4

“Merger Sub Governing Documents”	Section 1.4

“Nonqualified Deferred Compensation Plan”	Section 3.11.11

“Notice Period”	Section 5.7.3

“Outside Date”	Section 7.1.2

“Parent”	Preamble

“Parent Articles”	Section 4.2

“Parent Bylaws”	Section 4.2

“Parent Common Stock”	Section 2.1.1

“Parent Disclosure Schedule”	ARTICLE IV

“Parent Exclusively Licensed IP”	Section 8.4

“Parent Governing Documents”	Section 4.2

“Parent Options”	Section 4.3

“Parent Preferred Stock”	Section 4.3

“Parent Representatives”	Section 5.6.1

“Parent SEC Filings”	Section 4.7.1

“Parent Subsidiary”	Section 4.5.1

“party” or “parties”	Preamble

“Proxy Statement”	Section 5.4.1

“Registration Statement”	Section 5.4.1

“Registration Statement Tax Representation Letters”	Section 5.13.2

“Required Company Stockholders”	Section 3.23

“SEC Tax Opinions”	Section 5.13.2

“Social Security Act”	Section 3.7.2

“Surviving Corporation”	Section 1.1

“Tax Representation Letters”	Section 5.13.2

“Termination Fee”	Section 7.1.7

“Transactions”	Section 3.4.1

“Warrant Agreements”	Section 2.5

Section 8.6 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 8.7 Entire Agreement. This Agreement (together with the Exhibits, Parent Disclosure Schedule and Company Disclosure Schedule and the other documents delivered pursuant hereto), and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other person any rights or remedies hereunder.

Section 8.8 Assignment. This Agreement shall not be assigned by operation of law or otherwise and any purported assignment hereof shall be null and void.

Section 8.9 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, other than pursuant to Section 2.4, Section 2.5, Section 2.6 and Section 5.12, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 8.10 Interpretation. The parties hereto and their respective counsel have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as drafted jointly by the parties hereto with the advice and participation of counsel and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any of the provisions of this Agreement.

For purposes of this Agreement: (i) the table of contents and headings contained in this Agreement are for reference purposes only and shall in no way modify or restrict any of the terms or provisions hereof, (ii) except as expressly provided herein, the terms “include,” “includes” or “including” are not limiting, (iii) the words “hereof” and “herein” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, (iv) article, section, paragraph, exhibit, annex and schedule references are to the articles, sections, paragraphs, exhibits, annexes and schedules of this Agreement unless otherwise specified, (v) the meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders, (vi) a reference to any party to this Agreement or any other agreement or document shall include such party’s successors and permitted assigns, (vii) a reference to any Laws or other legislation or to any provision of any Law or legislation shall include any amendment to, and any modification or re-enactment thereof, any provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto, (viii) all references to “$” or “dollars” shall be deemed references to United States dollars and (ix) capitalized terms used and not defined in the exhibits, annexes and schedules attached to this Agreement shall have the respective meanings set forth in this Agreement.

Section 8.11 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

Section 8.11.1 This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to Laws that may be applicable under conflicts of laws principles.

Section 8.11.2 Each of the parties irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (A) agrees not to commence any such action or proceeding except in such courts, (B) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, (C) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in the Court of Chancery of the State of Delaware, and (D) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in the Court of Chancery of the State of Delaware. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8.3. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

Section 8.11.3 EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY

HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 8.11.3.

Section 8.12 Damages. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED HEREIN, NO PARTY HERETO SHALL BE LIABLE TO ANY OTHER PARTY HERETO (INCLUDING ITS RESPECTIVE HEIRS, LEGAL REPRESENTATIVES, SUCCESSORS OR ASSIGNS, AS THE CASE MAY BE HEREUNDER) FOR ANY INCIDENTAL, CONSEQUENTIAL, SPECIAL OR PUNITIVE DAMAGES ARISING OUT OF THIS AGREEMENT OR ITS TERMINATION PURSUANT TO ARTICLE VII, WHETHER FOR BREACH OF REPRESENTATION OR WARRANTY OR COVENANT OR OTHER AGREEMENT OR ANY OBLIGATION ARISING THEREFROM OR OTHERWISE, WHETHER LIABILITY IS ASSERTED IN CONTRACT OR TORT (INCLUDING NEGLIGENCE AND STRICT PRODUCT LIABILITY) AND REGARDLESS OF WHETHER SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF ANY SUCH LOSS OR DAMAGE. EACH PARTY HERETO HEREBY WAIVES ANY CLAIMS THAT THESE EXCLUSIONS DEPRIVE SUCH PARTY OF AN ADEQUATE REMEDY.

Section 8.13 Disclosure. The representations and warranties contained in ARTICLE III and ARTICLE IV are qualified by reference to the Company Disclosure Schedule and the Parent Disclosure Schedule (each a “Disclosure Schedule” and collectively, “Disclosure Schedules”), respectively. A matter set forth in one section of a Disclosure Schedule need not be set forth in any other section of such Disclosure Schedule so long as its relevance to the latter section of such Disclosure Schedule or section of the Agreement is reasonably apparent on the face of the information disclosed in such Disclosure Schedule to the person to which such disclosure is being made. Each of Parent, Merger Sub and Company acknowledge that (i) the Disclosure Schedules may include items or information that are not required to be disclosed under this Agreement, (ii) disclosure of such items or information shall not affect directly or indirectly, the interpretation of this Agreement or the scope of the disclosure obligations under this Agreement and (iii) inclusion of information in the Disclosure Schedules shall not be construed as an admission that such information is material to the disclosing party. Such information and the dollar thresholds set forth herein shall not be used as a basis for interpreting the terms “material” or “Material Adverse Effect” or other similar terms in this Agreement. Similarly, in such matters where a representation or warranty is given or other information is provided, the disclosure of any matter in a party’s Disclosure Schedule shall not imply that any other undisclosed matter having a greater value or other significance is material. Each of Parent, Merger Sub and the Company further acknowledges that headings have been inserted on sections of the Disclosure Schedules for the convenience of reference only and shall not affect the construction or interpretation of any of the provisions of this Agreement or the Disclosure Schedules.

Section 8.14 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 8.15 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PERNIX THERAPEUTICS HOLDINGS, INC.

By:	/s/ Cooper Collins
Name: Cooper Collins
Its: President and Chief Executive Officer

PERNIX ACQUISITION CORP. I

By:	/s/ Cooper Collins
Name: Cooper Collins
Its: President

SOMAXON PHARMACEUTICALS, INC.

By:	/s/ Richard W. Pascoe
Name: Richard W. Pascoe
Its: President and CEO

Exhibit A

Registration Statement Tax Representation Letters

(see attached)

Exhibit B

Closing Tax Representation Letters

(see attached)

Exhibit C

Form of Non-Compete Agreement

(see attached)

ANNEX B

December 10, 2012

Board of Directors

Somaxon Pharmaceuticals, Inc.

10935 Vista Sorrento Parkway, Suite 250

San Diego, California 92130

Members of the Board:

Stifel, Nicolaus & Company, Incorporated (“Stifel Nicolaus” or “we”) has been advised that Somaxon Pharmaceuticals, Inc. (the “Company”) is considering entering into an Agreement and Plan of Merger (the “Merger Agreement”) with Pernix Therapeutics Holdings, Inc. (the “Buyer”) and Pernix Acquisition Corp. I, a wholly-owned subsidiary of the Buyer (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Company with the Company continuing as the surviving corporation and becoming a wholly-owned subsidiary of the Buyer (the “Merger”). In connection with the Merger, the Buyer has agreed to pay an aggregate of $25 million, subject to the limitations on the maximum and minimum number of shares of Buyer common stock issuable described below (the “Merger Consideration”) for all of the issued and outstanding shares of Common Stock, par value $.0001 per share, of the Company (the “Company Common Stock”), other than those shares of Company Common Stock held by the Buyer or Merger Sub or in the treasury of the Company (the “Shares”). The purchase price for the Shares shall be payable through the issuance of shares of Common Stock, par value $.01 per share, of the Buyer (“Buyer Common Stock”), valued at the volume-weighted average price per share of Buyer Common Stock for the 30-day period ending on the day prior to the effective date of the Merger (the “Aggregate Share Consideration”); provided, however, that in no event shall the Aggregate Share Consideration be less than 2,777,778 shares of Buyer Common Stock (the “Minimum Aggregate Share Consideration”) nor more than 4,166,667 shares of Buyer Common Stock (the “Maximum Aggregate Share Consideration”). Each Share shall be converted into a number of shares of Buyer Common Stock equal to the quotient obtained by dividing (A) the Aggregate Share Consideration by (B) the total number of Shares outstanding on a fully diluted basis (the “Exchange Ratio”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

The Board of Directors of the Company (the “Board”) has requested Stifel Nicolaus’ opinion, as investment bankers, as to the fairness, from a financial point of view, of the Merger Consideration to the holders of the Shares.

In rendering our Opinion, we have, among other things:

(i)	discussed the Merger and related matters with the Company’s counsel and reviewed a draft copy of the Merger Agreement, dated December 10, 2012;

(ii)	reviewed a draft copy of the Proxy Statement/Prospectus relating to the Merger, dated November 28, 2012;

Board of Directors

Somaxon Pharmaceuticals Inc.

December 10, 2012

(iii)	reviewed the audited consolidated financial statements of the Company contained in its Annual Reports on Form 10-K for the three years ended December 31, 2011, and the unaudited consolidated financial statements of the Company contained in its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012;

(iv)	reviewed the audited consolidated financial statements of the Buyer contained in its Annual Reports on Form 10-K for the two years ended December 31, 2011, and the unaudited consolidated financial statements of the Buyer contained in its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, June 30, 2012, and September 30, 2012;

(v)	reviewed and discussed with the Company’s management certain other publicly available information concerning the Company and the Buyer;

(vi)	held discussions with the Company’s and the Buyer’s senior management, including estimates of certain cost savings, operating synergies, merger charges and the pro forma financial impact of the Merger on the combined company;

(vii)	reviewed certain non-publicly available information concerning the Company, including internal financial analyses and forecasts prepared by its management and held discussion with the Company’s senior management regarding recent developments;

(viii)	reviewed and analyzed certain publicly available information concerning the terms of selected merger and acquisition transactions that we considered relevant to our analysis;

(ix)	reviewed and analyzed certain publicly available financial and stock market data relating to selected public companies that we deemed relevant to our analysis;

(x)	participated in certain discussions and negotiations between representatives of the Company and the Buyer;

(xi)	reviewed the reported prices and trading activity of the equity securities of each of the Company and the Buyer;

(xii)	considered the results of our efforts, at the direction of the Company, to solicit indications of interest from selected third parties with respect to a merger or other transaction with the Company;

(xiii)	conducted such other financial studies, analyses and investigations and considered such other information as we deemed necessary or appropriate for purposes of our Opinion; and

(xiv)	took into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuations and our knowledge of the Company’s and the Buyer’s industry generally.

In rendering our Opinion, we have, with your consent, relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to Stifel Nicolaus by or on behalf of the Company or the Buyer, or that was otherwise reviewed by Stifel Nicolaus, including, without limitation, publicly available information, and have not assumed any responsibility for independently verifying any of such information. With respect to the financial forecasts supplied to us by the Company and the Buyer (including, without limitation, potential cost savings and operating synergies which may be realized by the Buyer), we have assumed, at the direction of the Company, that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company or the Buyer, as applicable, as to the future operating and financial performance of the Company or the Buyer, as applicable, and that they provided a reasonable basis upon which we could form our Opinion. Such forecasts and

Board of Directors

Somaxon Pharmaceuticals Inc.

December 10, 2012

projections were not prepared with the expectation of public disclosure. All such projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projected financial information. Stifel Nicolaus has relied on this projected information without independent verification or analyses and does not in any respect assume any responsibility for the accuracy or completeness thereof. We have relied, without independent verification, upon the assessment of the Company’s management as to the existing products of the Company, and the viability of, and the risks associated with, the future products of the Company. With your consent, we have assumed that the volume-weighted average price per share of Buyer Common Stock for the 30-day period ending on the day prior to the effective date of the Merger will be such that the Aggregate Share Consideration will be within the range established by the Minimum Aggregate Share Consideration and the Maximum Aggregate Share Consideration.

We have also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either the Company or the Buyer since the date of the last financial statements of each company made available to us. We did not make or obtain any independent evaluation, appraisal or physical inspection of either the Company’s or the Buyer’s assets or liabilities, nor have we been furnished with any such evaluation or appraisal. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, Stifel Nicolaus assumes no responsibility for their accuracy.

We have assumed, with your consent, that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the Merger will be satisfied and not waived. In addition, we have assumed that the definitive Merger Agreement will not differ materially from the draft we reviewed. We have also assumed that the Merger will be consummated substantially on the terms and conditions described in the Merger Agreement, without any waiver of material terms or conditions by the Company or any other party and without any adjustment to the Merger Consideration, and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the Merger will not have an adverse effect on the Company, the Buyer or the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further assumed that the Company has relied upon the advice of its counsel, independent accountants and other advisors (other than Stifel Nicolaus) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to the Company, the Merger and the Merger Agreement.

Our Opinion is limited to whether the Merger Consideration is fair to the holders of the Shares, from a financial point of view, and does not address any other terms, aspects or implications of the Merger, including, without, limitation, the form or structure of the Merger, any consequences of the Merger on the Company, its stockholders, creditors or otherwise, or any terms, aspects or implications of any voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger or otherwise. It does not address the number of shares of Buyer Common Stock comprising the Aggregate Share Consideration or the number of shares of Buyer Common Stock into which each share of Company Common Stock will be converted by application of the Exchange Ratio. Our Opinion also does not consider, address or include: (i) any other strategic alternatives currently (or which have been or may be) contemplated by the Board or the Company; (ii) the legal, tax or accounting consequences of the Merger on the Company or the holders of Company Common Stock, including, without limitation, whether or not the Merger will qualify as a tax-free reorganization pursuant to Section 368 of the Internal Revenue Code of 1986, as amended; (iii) the fairness of the amount or nature of any compensation to any of the Company’s officers, directors or employees, or class of such

Board of Directors

Somaxon Pharmaceuticals Inc.

December 10, 2012

persons, relative to the compensation to the holders of Company Common Stock; (iv) the effect of the Merger on, or the fairness of the consideration to be received by, holders of any class of securities of the Company other than the Company Common Stock, or any class of securities of any other party to any transaction contemplated by the Merger Agreement; (v) any advice or opinions provided by any other advisor to the Company or the Buyer; or (vi) the treatment of, or effect of the Merger on, any securities of the Company other than the Company Common Stock (or the holders of any such securities). We express no opinion as to the treatment of or, affect of the Merger on, those shares of Company Common Stock which are not being converted into the right to receive Buyer Common Stock pursuant to the Merger Agreement. Furthermore, we are not expressing any opinion herein as to the prices, trading range or volume at which the Company’s or the Buyer’s securities will trade following public announcement or consummation of the Merger.

Our Opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us by or on behalf of the Company or its advisors, or information otherwise reviewed by Stifel Nicolaus, as of, the date of this Opinion. It is understood that subsequent developments may affect the conclusion reached in this Opinion and that Stifel Nicolaus does not have any obligation to update, revise or reaffirm this Opinion. Our Opinion is for the information of, and directed to, the Board (in its capacity as such) for its information and assistance in connection with its consideration of the financial terms of the Merger. Our Opinion does not constitute a recommendation to the Board as to how the Board should vote on the Merger or to any stockholder of the Company as to how any such stockholder should vote at any stockholders’ meeting at which the Merger is considered, or whether or not any stockholder of the Company should enter into a voting, shareholders’, or affiliates’ agreement with respect to the Merger, or exercise any dissenters’ or appraisal rights that may be available to such stockholder. In addition, the Opinion does not compare the relative merits of the Merger with any other alternative transactions or business strategies which may have been available to the Company and does not address the underlying business decision of the Board or the Company to proceed with or effect the Merger.

We have not considered any potential legislative or regulatory changes currently being considered or recently enacted by the United States Congress, the Securities and Exchange Commission (the “SEC”), or any other regulatory bodies, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC or the Financial Accounting Standards Board. Our Opinion is not a solvency opinion and does not in any way address the solvency or financial condition of the Company, the Buyer or any other person.

Stifel Nicolaus, as part of its investment banking services, is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon the completion of the Merger (the “Advisory Fee”). We have also acted as financial advisor to the Board and will receive a fee upon the delivery of this Opinion that is not contingent upon consummation of the Merger (the “Opinion Fee”), provided that such Opinion Fee is creditable against any Advisory Fee. We will not receive any other significant payment or compensation contingent upon the successful consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. In July, 2011, we served as sole book running manager in connection with the Buyer’s public offering of common stock for which we received customary fees. Except as provided in the immediately preceding sentence, there are no material relationships that existed during the two years prior to the date of this Opinion or that are mutually understood to be contemplated in which any compensation was received or is intended to be received as a result of the relationship between Stifel Nicolaus and any party to the Merger. Stifel Nicolaus may seek to provide investment banking services to the Buyer or its affiliates in the

Board of Directors

Somaxon Pharmaceuticals Inc.

December 10, 2012

future, for which we would seek customary compensation. In the ordinary course of business, Stifel Nicolaus and our clients may transact in the equity securities of each of the Company and the Buyer and may at any time hold a long or short position in such securities.

Stifel Nicolaus’ Fairness Opinion Committee has approved the issuance of this Opinion. Our Opinion may not be published or otherwise used or referred to, nor shall any public reference to Stifel Nicolaus be made, without our prior written consent, except in accordance with the terms and conditions of Stifel Nicolaus’ engagement letter agreement with the Company.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Merger Consideration is fair to the holders of the Shares from a financial point of view.

Very truly yours,

/s/     Stifel Nicolaus & Company

STIFEL, NICOLAUS & COMPANY, INCORPORATED

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Section 2-418 of the Maryland General Corporation Law (the “MGCL”) empowers Pernix to indemnify, subject to the standards set forth therein, any person who is a party in connection with any action, suit or proceeding brought or threatened by reason of the fact that the person was a director, officer, employee or agent of Pernix, or is or was serving as such with respect to another entity at Pernix’s request. The MGCL also provides that Pernix may purchase insurance on behalf of any such director, officer, employee or agent.

Pernix’s articles of incorporation and bylaws provide for indemnification of its officers and directors to the fullest extent permitted under Section 2-418 of the MGCL. The articles and bylaws also provide that the expenses of officers and directors incurred in defending any action, suit or proceeding, whether civil, criminal, administrative or investigative, must be paid by Pernix as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay all amounts so advanced if it is ultimately determined by a court of competent jurisdiction that the officer or director is not entitled to be indemnified by Pernix.

Pernix’s articles of incorporation and bylaws limit the liability of its directors and officers for money damages to Pernix and its stockholders to the fullest extent permitted from time to time by Maryland law. Maryland law presently permits the liability of directors and officers to a corporation or its stockholders for money damages to be limited, except (i) to the extent that it is proved that the director or officer actually received an improper benefit or profit or (ii) if a judgment or other final adjudication is entered in a proceeding based on a finding that the director’s or officer’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. This provision does not limit the ability of Pernix or its stockholders to obtain other relief, such as an injunction or rescission.

Pernix’s articles of incorporation and bylaws also require Pernix to purchase and maintain director and officer insurance.

Insofar as indemnification for liabilities arising out of the Securities Act may be permitted to Pernix’s directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, Pernix has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by Pernix’s directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Pernix will, unless in the opinion of Pernix’s counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the act and will be governed by the final adjudication of such issue.

Item 21.	Exhibits.

Exhibit Number	Description

2.1†	Agreement and Plan of Merger, dated as of December 10, 2012, by and among Pernix, Acquisition Company and Somaxon (included as Annex A to the proxy statement/prospectus that forms a part of this Registration Statement on Form S-4)

5.1*	Form of opinion of Jones, Walker, Waechter, Poitevent, Carrère & Denègre L.L.P. regarding legality of securities being registered

8.1*	Form of opinion of Jackson Walker regarding tax matters

8.2*	Form of opinion Latham & Watkins LLP regarding tax matters

23.1	Consent of Cherry Bekaert LLP, Independent Registered Public Accounting Firm for Pernix

23.2	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm for Somaxon

23.3	Consent of Horne LLP, Independent Auditor for Cypress

23.4*	Consent of Jones, Walker, Waechter, Poitevent, Carrère & Denègre L.L.P. (to be included in Exhibit 5.1)

24.1	Power of Attorney (included on the signature page hereto)

99.1	Form of Proxy Card for Somaxon Pharmaceuticals, Inc.

99.2	Consent of Stifel, Nicolaus & Company, Incorporated

†	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the Securities and Exchange Commission upon request.
*	To be filed by amendment.

Item 22.	Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”); (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(8) That every prospectus (i) that is filed pursuant to paragraph (5) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment has become effective, and that for the purpose of determining liabilities under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(10) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(11) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The Woodlands, State of Texas, on January 4, 2013.

PERNIX THERAPEUTICS HOLDINGS, INC. (Registrant)

By:	/s/ Cooper C. Collins
	Name:	Cooper C. Collins
	Title:	Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated and on January 4, 2013:

Signature	Title
/s/ Cooper C. Collins	President, Chief Executive Officer and Director (Principal Executive Officer and Director)
Cooper C. Collins

*	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
David Becker

*	Chairman of the Board of Directors
Michael C. Pearce

*	Director
James E. Smith

*	Director
Anthem Hayek Blanchard

*	Director
Steven A. Elms

The undersigned, by signing his name hereto, does hereby sign this document on behalf of each of the above-named persons indicated above by asterisks, pursuant to a power of attorney duly executed by such persons and filed with the Securities and Exchange Commission as an exhibit hereto.

*By:	/s/ Cooper C. Collins	January 4, 2013
Cooper C. Collins
Attorney-in-Fact

Exhibit Index

Exhibit Number	Description

2.1†	Agreement and Plan of Merger, dated as of December 10, 2012, by and among Pernix, Acquisition Company and Somaxon (included as Annex A to the proxy statement/prospectus that forms a part of this Registration Statement on Form S-4)

5.1*	Form of opinion of Jones, Walker, Waechter, Poitevent, Carrère & Denègre L.L.P. regarding legality of securities being registered

8.1*	Form of opinion of Jackson Walker regarding tax matters

8.2*	Form of opinion Latham & Watkins LLP regarding tax matters

23.1	Consent of Cherry Bekaert LLP, Independent Registered Public Accounting Firm for Pernix

23.2	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm for Somaxon

23.3	Consent of Horne LLP, Independent Auditor for Cypress

23.4*	Consent of Jones, Walker, Waechter, Poitevent, Carrère & Denègre L.L.P. (to be included in Exhibit 5.1)

24.1	Power of Attorney

99.1	Form of Proxy for Somaxon Pharmaceuticals, Inc.

99.2	Consent of Stifel, Nicolaus & Company, Incorporated

†	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the Securities and Exchange Commission upon request.
*	To be filed by amendment.